As filed with the Securities and Exchange Commission on May 8, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZALICUS INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	04-3514457
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

245 First Street

Third Floor

Cambridge, Massachusetts

(617) 301-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark H.N. Corrigan, M.D.

President and Chief Executive Officer

Zalicus Inc.

245 First Street

Third Floor

Cambridge, MA 02142

(617) 301-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Justin Renz Executive Vice President and Chief Financial Officer Zalicus Inc. 245 First Street Third Floor Cambridge, MA 02142 (617) 301-7000	Joseph L. Johnson III, Esq. Danielle M. Lauzon, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000	Peter N. Handrinos, Esq. Philip P. Rossetti, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Exchange Act Rule 12b-2). (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	170,000,000	N/A	16,011,551.71	$2,062.29

(1)	Represents the maximum number of shares of common stock, par value $0.001 per share, of the Registrant estimated to be issuable upon the completion of the proposed merger of BRunning, Inc., a wholly-owned subsidiary of the Registrant, with and into EPIRUS Biopharmaceuticals, Inc. (“Epirus”) as set forth in the merger agreement described herein.
(2)	Epirus has an accumulated capital deficit, therefore, pursuant to Rule 457(f)(2) of the Securities Act, the proposed maximum aggregate offering price is one-third of the aggregate par value of Epirus capital stock being acquired in the proposed merger, aggregate exercise (offering) price of warrants to be exchanged for warrants for the Registrant’s common stock, in accordance with Rule 457(g)(1) of the Securities Act, and the aggregate exercise (offering) price of stock options to be assumed in the transaction described herein, in accordance with Rule 457(h)(1) of the Securities Act. There is no market for Epirus’ securities.
(3)	Calculated in accordance with Section 6(b) of the Securities Act and SEC Fee Advisory #1 for Fiscal Year 2014 at a rate equal to 0.0001288 multiplied by the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. ZALICUS MAY NOT ISSUE THE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE TRANSACTIONS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NEITHER AN OFFER TO SELL THESE SECURITIES, NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED MAY 8, 2014

245 First Street, Third Floor

Cambridge, Massachusetts 02142

May [—], 2014

Dear Stockholder:

You are cordially invited to attend the 2014 Annual Meeting of Stockholders (the “Annual Meeting”) of Zalicus Inc. (“Zalicus” or the “Company”) to be held on [—], 2014, at [—] a.m. local time, at the Goodwin Procter LLP Conference Center, Second Floor, Exchange Place, 53 State Street, Boston, Massachusetts 02109. This meeting is being held to consider various matters in connection with the Board of Directors of the Company’s approval of the issuance of shares of Zalicus common stock (the “Share Issuance”) pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014, by and among Zalicus, EPIRUS Biopharmaceuticals, Inc. (“Epirus”) and BRunning, Inc., a wholly-owned subsidiary of Zalicus, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization (the “Amendment”) (as amended, the “Merger Agreement”), dated as of May 7, 2014, by and between Zalicus and Epirus. Pursuant to the Merger Agreement, BRunning, Inc. will be merged with and into Epirus and the equityholders of Epirus will be issued between 81% to 86% of the outstanding shares of common stock (“Common Stock”) of Zalicus.

At the Annual Meeting, you will be asked to consider and vote upon, among other proposals, the Share Issuance, an amendment to Zalicus’ sixth amended and restated certificate of incorporation, as amended, to effect a reverse stock split which may be necessary to effect the Share Issuance and the closing of the merger, an amendment to Zalicus’ sixth amended and restated certificate of incorporation, as amended, to increase the number of authorized shares of Common Stock and to change the name of Zalicus (together, the “Charter Amendments”), and an amendment to the Amended and Restated 2004 Incentive Plan to increase the total number of shares of Common Stock available for issuance thereunder (the “Plan Amendment”).

After careful consideration, our Board of Directors unanimously approved the Merger Agreement and determined the Share Issuance, the Charter Amendments, the Plan Amendment and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of Zalicus and our stockholders. Our Board of Directors unanimously recommends that you vote “FOR” the Share Issuance, the Charter Amendments, the Plan Amendment and the other matters being considered at the Annual Meeting.

Your vote is important, regardless of the number of shares of Zalicus Common Stock you own. We cannot consummate the merger unless the Share Issuance is adopted by the affirmative vote of a majority of the votes properly cast at the Annual Meeting, and the Charter Amendments are adopted by the affirmative vote of a majority of the outstanding shares of Zalicus Common Stock entitled to vote at the Annual Meeting. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have the same effect as a vote against these proposals.

The attached joint proxy statement/prospectus provides you with detailed information about the Annual Meeting, the Merger Agreement, the Share Issuance, the Charter Amendments and the Plan Amendment. A copy of the Merger Agreement is attached as Appendix A and a copy of the Amendment is attached as Appendix B to the proxy statement. We encourage you to read the joint proxy statement/prospectus and the Merger Agreement carefully and in their entirety. You may also obtain more information about Zalicus from documents we have filed with the Securities and Exchange Commission.

On behalf of your Board of Directors, thank you for your continued support and interest in Zalicus Inc. I look forward to seeing you at the meeting on [—], 2014.

Very truly yours,

Mark H.N. Corrigan, M.D.

President and Chief Executive Officer

Zalicus Inc.

Your vote is very important regardless of the number of shares you own. At your earliest convenience, please vote by telephone or via the Internet according to the instructions provided on the enclosed proxy card or complete, sign, date and return the enclosed proxy card, which requires no postage if mailed in the United States.

Stockholders with questions or requiring assistance voting their shares may contact MacKenzie Partners, Inc., our proxy solicitor:

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(212) 929-5500 (Call Collect)

or

TOLL FREE 1-800-322-2885

FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE ANNUAL MEETING, SEE “RISK FACTORS” BEGINNING ON PAGE 25.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE SHARES OF ZALICUS COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated [—], 2014 and is first being mailed to stockholders on or about [—], 2014.

EPIRUS BIOPHARMACEUTICALS, INC.

699 Boylston Street, 11th Floor

Boston, MA 02116

May [—], 2014

Dear Stockholder:

You are cordially invited to attend the Special Meeting of Stockholders (the “Stockholder Meeting”) of EPIRUS Biopharmaceuticals, Inc. (“Epirus” or the “Company”) to be held on [—], 2014, at [9:00] a.m. local time, at 699 Boylston Street, 11th Floor, Boston, MA 02116. This meeting is being held to consider various matters in connection with the Board of Directors of the Company’s approval of the Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) by and among Epirus, Zalicus Inc. (“Zalicus”), and BRunning, Inc., a wholly-owned subsidiary of Zalicus, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization (the “Amendment”), dated as of May 7, 2014, by and between Epirus and Zalicus. Pursuant to the Merger Agreement, BRunning, Inc. will be merged with and into Epirus and the equityholders of Epirus will be issued between 81% to 86% of the outstanding shares of common stock (“Common Stock”) of Zalicus.

At the Stockholder Meeting, you will be asked to consider and vote upon the approval of the Merger Agreement.

After careful consideration, our Board of Directors unanimously approved the Merger Agreement and determined that the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of Epirus and its stockholders. Our Board of Directors unanimously recommends that you vote “FOR” the Merger Agreement and the other matters being considered at the Stockholders Meeting.

Your vote is important, regardless of the number of shares of Epirus stock you own. We cannot consummate the merger unless the Merger Agreement is adopted by the affirmative vote (or action by written consent) of (i) the holders of a majority of Epirus common stock and Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (ii) the holders of at least seventy percent (70%) of the outstanding shares of Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (iii) the holders of at least seventy-five percent (75%) of the outstanding shares of Epirus Series B preferred stock and (iv) the holders of at least a majority of the outstanding shares of Epirus Series A preferred stock. If you abstain from voting or fail to cast your vote, in person or by proxy, it will have the same effect as a vote against these proposals.

The attached joint proxy statement/prospectus provides you with detailed information about the Stockholder Meeting and the Merger Agreement. A copy of the Merger Agreement is attached as Appendix A and a copy of the Amendment is attached as Appendix B to the proxy statement. We encourage you to read the joint proxy statement/prospectus, the Merger Agreement, and the Amendment carefully and in their entirety. You may also obtain more information about Zalicus from documents Zalicus has filed with the Securities and Exchange Commission.

On behalf of your Board of Directors, thank you for your continued support and interest in EPIRUS Biopharmaceuticals, Inc. I look forward to seeing you at the meeting on [—], 2014.

Very truly yours,

Amit Munshi

President and Chief Executive Officer

EPIRUS Biopharmaceuticals, Inc.

ZALICUS INC.

245 First Street, Third Floor

Cambridge, Massachusetts 02142

NOTICE OF 2014 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Zalicus Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Zalicus Inc., or Zalicus, will be held on [—], 2014, beginning at [—] a.m., local time, at the Goodwin Procter LLP Conference Center, Second Floor, Exchange Place, 53 State Street, Boston, Massachusetts 02109 for the following purposes:

1.	To approve the issuance of shares of Zalicus common stock in the merger as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014, by and among Zalicus, EPIRUS Biopharmaceuticals, Inc., and BRunning, Inc., a wholly-owned subsidiary of Zalicus, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014, by and between Zalicus and Epirus (as amended, the “Merger Agreement”);

2.	To authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation, as amended (the “sixth amended and restated certificate of incorporation”), to effect a reverse stock split of Zalicus’ issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors, would be combined and reclassified into one share of Zalicus common stock;

3.	To authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 200,000,000 to 300,000,000, as described in the joint proxy statement/prospectus, the approval of which is necessary to enable Zalicus to issue the required number of shares of Zalicus common stock to Epirus equityholders in connection with the merger, and to change the name of Zalicus to “EPIRUS Biopharmaceuticals, Inc.” subject to the consummation of the merger;

4.	To approve an amendment to the Amended and Restated 2004 Incentive Plan (the “2004 Plan”) to increase the total number of shares of Zalicus common stock currently available for issuance under the 2004 Plan by 3,000,000 shares, after giving effect to the proposed reverse stock split;

5.	To elect Michael Kauffman and W. James O’Shea as Class III members of the board of directors, to serve until Zalicus’ 2017 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of Zalicus will be reconstituted as described in the joint proxy statement/prospectus;

6.	To approve, on a non-binding, advisory basis, the compensation of the named executive officers;

7.	To approve, on a non-binding, advisory basis, the “golden parachute” compensation that may be paid or become payable to Zalicus’ named executive officers in connection with the merger;

8.	To ratify the selection of Ernst & Young LLP as Zalicus’ independent registered public accounting firm for the fiscal year ending December 31, 2014; and

9.	To transact any other business that may properly come before the annual meeting or any adjournment or postponement thereof.

The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before voting. Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the merger. The issuance of Zalicus common stock in connection with the merger and the amendments to the sixth amended and restated certificate of incorporation of Zalicus will not take place unless all of these proposals are approved by the Zalicus stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of Proposal Nos. 1, 2 and 3.

The board of directors of Zalicus has fixed the close of business on May 16, 2014 as the record date for determining stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. Only holders of record of shares of Zalicus common stock at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting. At the close of business on the record date, Zalicus had [—] shares of common stock outstanding and entitled to vote.

The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required for approval of Proposal Nos. 1, 4, 6, 7 and 8. The affirmative vote of a majority of the shares of outstanding Zalicus common stock on the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a plurality of the votes properly cast at the Zalicus annual meeting is required for approval of Proposal No. 5. Even if you plan to attend the annual meeting in person, Zalicus requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the annual meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted in favor of Proposal Nos. 1 through 8. If you fail to return your proxy card and you do not vote in person at the annual meeting, the effect will be the same as if your shares were voted against the adoption of Proposal Nos. 2 and 3 and your shares will not be counted for purposes of determining whether a quorum is present at the annual meeting. If you do attend the Zalicus annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you attend, you will be asked to present valid picture identification such as a driver’s license or passport. If your Zalicus stock is held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and this joint proxy statement/prospectus is being forwarded to you by your broker or nominee. As a result, your name does not appear on the list of stockholders. If your stock is held in street name, in addition to picture identification, you should bring with you a letter or account statement showing that you were the beneficial owner of the stock on the record date, in order to be admitted to the meeting.

If you are a stockholder of record, please submit a proxy card or, for shares held in street name, the voting instruction form you receive from your broker or nominee, as soon as possible so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a stockholder of record, you may also vote over the Internet or by telephone. If your shares are held in street name, you will receive instructions from your broker or other nominee explaining how to vote your shares, and you may also have the choice of instructing the record holder as to the voting of your shares over the Internet or by telephone. Follow the instructions on the voting instruction form you received from your broker or nominee.

By Order of the Board of Directors,

Frank Haydu,

Chairman of the Board of Directors

Cambridge, Massachusetts

[—], 2014

Important Notice Regarding the Availability of Proxy Materials for the Zalicus 2014 Annual Meeting of Stockholders to Be Held on [—], 2014: The joint proxy statement/prospectus is available at www.zalicus.com by following the link for “Investors and Media.”

EPIRUS BIOPHARMACEUTICALS, INC.

699 Boylston Street, 11th Floor

Boston, MA 02116

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of EPIRUS Biopharmaceuticals, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of EPIRUS Biopharmaceuticals, Inc., or Epirus, will be held on [—], 2014, beginning at [9:00 a.m.], local time, at Epirus’ corporate headquarters at 699 Boylston Street, 11th Floor, Boston, MA 02116 for the following purposes:

1.	To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization by and among Zalicus Inc., or Zalicus, BRunning, Inc., a wholly-owned subsidiary of Zalicus, and Epirus, dated as of April 15, 2014, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014, by and between Zalicus and Epirus and to approve the transactions contemplated thereby; and

2.	To transact any other business that may properly come before the special meeting or any adjournment thereof.

The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before voting.

The board of directors of Epirus has fixed the close of business on [—], 2014 as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of common stock and holders of record of shares of preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. Preferred stock consists of Series A preferred stock and Series B preferred stock. Holders of shares of common stock vote on a basis of one vote per share. Holders of shares of each series of preferred stock vote on an as-converted to common stock basis. Each share of preferred stock is currently convertible into one share of common stock.

At the close of business on the record date, Epirus had outstanding and entitled to vote [2,914,865] shares of common stock, [45,534,945] shares of Series A preferred stock and [29,144,209] shares of Series B preferred stock. Unless expressly stated otherwise, common stock and preferred stock are referred to collectively as “Epirus voting stock.”

Your vote is important. The affirmative vote (or action by written consent) of (i) the holders of a majority of Epirus common stock and Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (ii) the holders of at least seventy percent (70%) of the outstanding shares of Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (iii) the holders of at least seventy-five percent (75%) of the outstanding shares of Epirus Series B preferred stock and (iv) the holders of at least a majority of the outstanding shares of Epirus Series A preferred stock, are the only votes or consents of the holders of any class or series of Epirus capital stock necessary for approval of Proposal No. 1.

Even if you plan to attend the special meeting in person, Epirus requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted as a vote “FOR” Proposal No. 1 as the Epirus board of directors recommends and your shares will be counted for purposes of determining whether a quorum is present at the special meeting. If you do attend the Epirus special meeting and wish to vote in person, you may withdraw your proxy and vote in person. If you do not return your proxy and you do not vote in person at the special meeting, the effect will be the same as if you voted against Proposal No. 1.

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you attend, you will be asked to present valid picture identification such as a driver’s license or passport.

If you are a stockholder of record, please submit a proxy card as soon as possible so your shares can be voted at the meeting.

By Order of the Board of Directors,

Amit Munshi

President and Chief Executive Officer

Boston, Massachusetts

[—], 2014

The following appendices also constitute part of this joint proxy statement/prospectus:

Appendix A -	Agreement and Plan of Merger and Reorganization	A-1

Appendix B -	Amendment No. 1 to Agreement and Plan of Merger and Reorganization	B-1

Appendix C -	Form of Zalicus Voting Agreement	C-1

Appendix D -	Form of Epirus Voting Agreement	D-1

Appendix E -	Proposed Form of Certificate of Amendment to the Zalicus Sixth Amended and Restated Certificate of Incorporation for the Reverse Stock Split	E-1

Appendix F -	Proposed Form of Certificate of Amendment to the Zalicus Sixth Amended and Restated Certificate of Incorporation for the Share Increase and Name Change	F-1

Appendix G -	Proposed Amendment to Zalicus’ Amended and Restated 2004 Incentive Plan	G-1

Appendix H -	Opinion of Wedbush Securities Inc.	H-1

Appendix I -	EPIRUS Biopharmaceuticals, Inc. Consolidated Financial Statements	I-1

Appendix J -	Section 262 of the Delaware General Corporation Law	J-1

ii

INFORMATION ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

Except where specifically noted:

•	the term “Zalicus” refers to Zalicus Inc. and its wholly-owned subsidiaries, the term “Epirus” refers to EPIRUS Biopharmaceuticals, Inc. and its wholly-owned subsidiaries;

•	the information contained in this joint proxy statement/prospectus does not give effect to the reverse stock split contemplated by Zalicus’ Proposal No. 2;

•	all references to the numbers of total outstanding shares of Zalicus common stock and related percentages exclude the impact of any changes in Zalicus or the combined company’s capitalization unrelated to the issuance of the merger consideration; and

•	all references to the numbers of total outstanding options to purchase Zalicus common stock and related percentages exclude the impact of any changes in Zalicus or the combined company’s capitalization unrelated to the issuance of the merger consideration.

In this joint proxy statement/prospectus, the term “series preferred stock” refers to (i) Epirus’ Series A Preferred Stock, par value $0.0001 per share, and (ii) Epirus’ Series B Preferred Stock, par value $0.0001 per share.

“Zalicus,” the Zalicus logo, “cHTS” and “Synavive” are trademarks of Zalicus. “Epirus” and the Epirus logo are trademarks of Epirus. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus includes statements with respect to Zalicus and Epirus which constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “will be,” will continue,” “will result,” “seek,” “could,” “may,” “might,” or any variations of such words or other words with similar meanings are intended to identify such forward-looking statements. Forward-looking statements in this joint proxy statement/prospectus include, without limitation, statements regarding benefits of the proposed merger and future expectations concerning the combined company; any projections of financing needs, revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product candidate research, development and commercialization plans and timelines; any statements regarding safety and efficacy of product candidates; any statements regarding timing of initiating and completing clinical and pre-clinical trials and studies; any statements of expectation or belief; and any statements regarding other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this joint proxy statement/prospectus.

The risks, uncertainties and assumptions referred to above include risks that are described in this joint proxy statement/prospectus in the section entitled “Risk Factors” and that are otherwise described from time to time in Zalicus’ Securities and Exchange Commission reports filed after this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Zalicus and Epirus specifically disclaim any obligation to update these forward-looking statements in the future.

Both Zalicus’ and Epirus’ businesses, and any anticipated benefits of the merger to Zalicus stockholders and Epirus equityholders, may be affected by, among other things:

•	the timing to complete the merger;

•	failure to receive necessary stockholder approvals;

•	the risk that a condition to completion of the merger may not be satisfied;

•	the risk that a regulatory or other approval that may be required for the merger is delayed, is not obtained or is obtained subject to conditions that are not anticipated or that may be burdensome;

•	the anticipated benefits of the merger to Zalicus and Epirus and Zalicus’ and Epirus’ ability to achieve the synergies and value creation projected to be realized following completion of the merger;

•	the diversion of management and workforce time on merger-related issues;

•	changes in Zalicus’ or Epirus’ businesses, future cash requirements, capital requirements, results of operations, revenues, financial condition and/or cash flows;

•	operating costs and business disruption that may be greater than expected; and

•	effects of competition.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the matters to be addressed at the Zalicus annual meeting and the Epirus special meeting. These questions and answers may not address all questions that may be important to Zalicus stockholders or Epirus stockholders. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy statement/prospectus, including the attached appendices, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” in this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to Zalicus refer to Zalicus Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to Epirus refer to EPIRUS Biopharmaceuticals, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to Merger Sub refer to BRunning, Inc., a Delaware corporation and a wholly-owned subsidiary of Zalicus; and all references in this joint proxy statement/prospectus to the merger agreement refer to the Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014, by and among Zalicus, Epirus and Merger Sub, a copy of which is attached as Appendix A to this joint proxy statement/prospectus, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014, by and between Zalicus and Epirus and as may be further amended, copies of which are attached as Appendix A and Appendix B, respectively, to this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of either Zalicus or Epirus as of the applicable record date, and thus you are entitled to vote at Zalicus’ annual meeting or Epirus’ special meeting, as the case may be. This document serves as both a joint proxy statement of Zalicus and Epirus, used to solicit proxies for the stockholder meetings, and as a prospectus of Zalicus, used to offer securities of Zalicus in exchange for securities of Epirus pursuant to the terms of the merger agreement. This document contains important information about the merger and the stockholder meetings of Zalicus and Epirus, and you should read it carefully.

Q:	Why are Zalicus and Epirus proposing this transaction? (see pages 72 and 84)

A:	The Zalicus and Epirus boards of directors have each approved the merger agreement and have determined that the merger agreement and the transactions contemplated thereunder, including the merger, are advisable and in the best interests of the companies’ respective stockholders. In reaching these decisions, the Zalicus and Epirus boards of directors considered the terms and conditions of the merger agreement and the ancillary agreements, as well as a number of other factors.

Q:	What will happen in the merger? (see page 60)

A:	In the merger, Merger Sub will merge with and into Epirus and, as a result, Epirus will become a wholly-owned subsidiary of Zalicus.

Q:	What will holders of Epirus common stock and preferred stock receive in exchange for Epirus common stock and preferred stock in the merger? (see pages 15, 60 and 102)

A:	Pursuant to the terms of the merger agreement, holders of Epirus common stock and Epirus preferred stock will receive shares of Zalicus common stock. The number of shares of Zalicus common stock to be issued to all holders of Epirus securities (including in respect of outstanding Epirus options and warrants) will be determined pursuant to an exchange ratio that is based upon the number of shares of Zalicus common stock outstanding at the effective time of the merger, the amount of Zalicus’ net cash as of a certain determination date and the fully diluted capitalization of Epirus immediately prior to the effective time of the merger.

Q:	How many shares of Zalicus stock will be issued to Epirus equityholders in the merger?

A:

Subject to the terms of the merger agreement, the percentage of the combined company that Zalicus stockholders will own as of the closing of the merger is subject to adjustment at the closing based on the level of Zalicus’ net cash as of a certain determination date. On a pro forma basis, based upon the number of shares of Zalicus common stock to be issued in the merger (including in respect of outstanding Epirus options and warrants), (i) current Zalicus stockholders will own approximately 19% of the combined company and current Epirus equityholders will own approximately 81% of the combined company if Zalicus’ net cash as of a certain determination date is equal to or in excess of $12 million, (ii) current Zalicus stockholders will own approximately 17% of the combined company and current Epirus equityholders will own approximately 83% of the combined company if Zalicus’ net cash as of a certain determination date is in excess of $9 million but less than $12 million, and (iii) current Zalicus stockholders will own approximately 14% of the combined company and current Epirus equityholders will own approximately 86% of the combined company if Zalicus’ net cash as of a certain determination date is equal to or less than $9 million.

Q:	How much cash will Zalicus have at the closing of the merger?

A:	Zalicus is exploring different alternatives to increase its level of net cash. However, based on Zalicus’ current level of net cash and taking into account Zalicus’ projected expenses in connection with the proposed transaction, if Zalicus’ net cash were to be determined today, the stockholders of Zalicus would own appropriately 14% of the combined company and current Epirus stockholders would own approximately 86% of the combined company. There can be no assurances that any actions taken by Zalicus to attempt to increase its level of net cash between now and the determination date will be successful or that any such alternatives are available to Zalicus.

Q:	How will the merger consideration be allocated among the Epirus stockholders? (see page 59)

A:	In accordance with the merger agreement, upon the effective time each outstanding share of Epirus common stock and Epirus preferred stock shall be converted solely into the right to receive a number of shares of Zalicus common stock as determined by the exchange ratio calculations described above.

Q:	How will the merger affect outstanding stock options to acquire Epirus common stock? (see page 102)

A:	In connection with the merger, each Epirus stock option outstanding and unexercised immediately prior to the closing, whether or not vested, shall be converted into an option to purchase a number of shares of Zalicus common stock equal to the product of (a) the number of shares of Epirus common stock that were subject to such option and (b) the exchange ratio set forth in the merger agreement (with the resulting number rounded down to the nearest whole number of shares of Zalicus stock) and the per-share exercise price will be equal to the quotient of (i) the per-share exercise price of the Epirus stock option and (ii) the exchange ratio (with the resultant price rounded up to the nearest whole cent), and Zalicus will assume the 2011 Equity Incentive Plan, as amended, of Epirus and the stock options granted thereunder in accordance with their terms. Any restriction on the exercise of any Epirus stock option assumed by Zalicus will continue in full force and the term, exercisability and vesting schedule will remain unchanged as a result of the merger.

Q:	How will the merger affect outstanding warrants to acquire Epirus capital stock? (see page 102)

A:	In connection with the merger, each Epirus warrant outstanding immediately prior to the closing shall be converted into a warrant to purchase a number of shares of Zalicus common stock equal to the product of (a) the number of shares of Epirus common stock that were subject to such warrant and (b) the exchange ratio set forth in the merger agreement (with the resulting number rounded down to the nearest whole number of shares of Zalicus stock), and Zalicus will assume each Epirus warrant in accordance with its terms. Any restriction on the exercise of any Epirus warrant assumed by Zalicus will continue in full force and the term and other provisions of such Epirus warrant will remain unchanged as a result of the merger.

Q:	Who will the members of the combined company’s board of directors be after the merger? (see page 111)

A:

Immediately following the effective time of the merger, the board of directors of the combined company is expected to be made up of eight (8) members: (i) five (5) of whom will be nominees of Epirus, namely Geoffrey Duyk, Scott Rocklage, Amit Munshi, J. Kevin Buchi and Daotian Fu, (ii) two of whom will be designees named by Epirus, subject to the reasonable consent of Zalicus (not to be unreasonably withheld, conditioned or delayed), and (iii) one (1) of whom will be a nominee of Zalicus, namely Mark H.N. Corrigan, M.D., who will serve as chairman of the board of directors.

Q:	Who will the officers of the combined company be after the merger? (see page 113)

A:	Immediately following the effective time of the merger, the combined company will operate under the leadership of the Epirus management team with Amit Munshi serving as the president and chief executive officer.

Q:	Am I entitled to appraisal rights? (see page 212)

A:	Under the Delaware General Corporation Law, holders of Zalicus common stock are not entitled to appraisal rights in connection with the merger.

Under the Delaware General Corporation Law, holders of Epirus capital stock who deliver to Epirus a written demand for appraisal before the vote on the adoption of the merger agreement at the Epirus special meeting and who do not vote for the adoption and approval of the merger agreement and to approve the merger have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this joint proxy statement/prospectus beginning on page J-1. This appraisal amount could be more than, the same as, or less than the amount an Epirus stockholder would be entitled to receive under the merger agreement. Any holder of Epirus capital stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to Epirus prior to the vote on the adoption and approval of the merger agreement and the transactions contemplated thereunder, not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and the transactions contemplated thereunder and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, you are encouraged to seek the advice of your own legal counsel.

Q:	What are the United States federal income tax consequences of the transaction? (see page 87)

A:	Zalicus and Epirus intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as described in “The Merger—Material United States Federal Income Tax Consequences of the Merger.” Assuming the merger constitutes a reorganization, subject to the limitations and qualifications described in “The Merger—Material United States Federal Income Tax Consequences of the Merger,” Epirus stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Zalicus common stock issued in connection with the merger. Each Epirus stockholder who receives cash in lieu of a fractional share of Zalicus common stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Zalicus. An Epirus stockholder should generally recognize capital gain or loss on such a deemed exchange of the fractional share. If the merger is not a reorganization under Section 368(a) of the Code, then, subject to the limitations and qualifications described in “The Merger—Material United States Federal Income Tax Consequences of the Merger,” each Epirus stockholder will generally recognize gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Zalicus common stock issued to such Epirus stockholder in connection with the merger. The tax consequences to each Epirus stockholder will depend on that stockholder’s particular circumstances. Each Epirus stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the merger to that stockholder.

Q:	Do persons involved in the merger have interests that may conflict with mine as a Zalicus stockholder? (see page 74)

A:

Yes. When considering the recommendations of Zalicus’ board of directors, you should be aware that certain Zalicus directors and officers have interests in the merger that are different from, or are in addition to, yours. The Zalicus board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement. Upon completion of the merger, it is expected that the employment of Mark H.N. Corrigan, M.D., Zalicus’ president and chief executive officer, and Justin Renz, Zalicus’ executive vice president, chief financial officer, secretary and treasurer will be terminated by us without cause, and each will be entitled to certain severance payments and benefits and each of their outstanding options and restricted stock awards will automatically vest in full. In addition, Zalicus’ directors and officers will continue to be entitled to indemnification and liability insurance benefits from Zalicus after the merger is consummated. Additionally, Dr. Corrigan will serve as chairman of the combined company’s board of directors after the merger.

Q:	Do persons involved in the merger have interests that may conflict with mine as an Epirus stockholder? (see page 86)

A:	Geoffrey Duyk, Scott Rocklage, Amit Munshi, J. Kevin Buchi, and Daotian Fu, each of whom is a current director of Epirus, are expected to be members of the combined company’s board of directors after the merger. These relationships may have influenced their decision to vote in favor of the merger and to recommend that Epirus stockholders vote in favor of the merger and related transactions. In addition, certain of the current executive officers or key employees of Epirus are expected to serve as executive officers or key employees of Zalicus at the effective time of the merger.

Moreover, Epirus has entered into a binding term sheet with Livzon Mabpharm Inc. (“Livzon”), a stockholder of Epirus, for development and commercialization of certain biosimilar pipeline products in China and related territories (as described further below under the caption “Risk Factors” beginning on page 25). As a stockholder of Epirus, Livzon’s interests in the merger may differ from its commercial interests in the development and commercialization of Epirus products.

Q:	What Zalicus proposals will be voted on at the Zalicus annual meeting in connection with the merger? (see page 52)

A:	Pursuant to the terms of the merger agreement, the following Zalicus proposals must be approved by the requisite stockholder vote:

•	Proposal No. 1 to approve the issuance of shares of Zalicus common stock in the merger as contemplated by the merger agreement;

•	Proposal No. 2 to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of Zalicus’ issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including [—] and [—], such amount to be determined by the Zalicus board of directors and mutually agreed to by Zalicus and Epirus, would be combined and reclassified into one share of Zalicus common stock, which may be necessary for Zalicus to maintain its eligibility for continued listing on The NASDAQ Capital Market; and

•	Proposal No. 3 to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 200,000,000 to 300,000,000, the approval of which is necessary to enable Zalicus to issue the required number of shares of Zalicus common stock to Epirus stockholders in connection with the merger, and to change the name of Zalicus to “EPIRUS Biopharmaceuticals, Inc.” subject to the consummation of the merger.

Proposals 1, 2, and 3 are collectively referred to as the “Merger Proposals.” Only holders of record of shares of Zalicus common stock at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting. At the close of business on the record date, Zalicus had [—] shares of common stock outstanding and entitled to vote.

Q:	Are the Merger Proposals each conditioned upon each other?

A:

Yes. Each of the Merger Proposals is conditioned upon the approval of all of the other Merger Proposals and the approval of each Merger Proposal is a condition to completion of the merger. Neither the issuance of Zalicus common stock in connection with the merger, the amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect the reverse stock split nor the amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock and effect the name change will take place unless all of the Merger Proposals are approved by the Zalicus stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of each of the Merger Proposals.

Q:	What Zalicus proposals are to be voted on at the Zalicus annual meeting, other than the Merger Proposals required in connection with the merger? (see page 52)

A:	At the Zalicus annual meeting, the holders of Zalicus common stock will also be asked to consider the following proposals, along with any other business that may properly come before the annual meeting or any adjournment or postponement thereof:

•	Proposal No. 4 to approve an amendment to 2004 Plan to increase the total number of shares of Zalicus common stock currently issuable thereunder by 3,000,000, after giving effect to the proposed reverse stock split;

•	Proposal No. 5 to elect Michael Kauffman and W. James O’Shea as Class III members of the board of directors, to serve until Zalicus’ 2017 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of Zalicus will be reconstituted as described in the joint proxy statement/prospectus;

•	Proposal No. 6 to approve, on a non-binding, advisory basis, the compensation of the named executive officers;

•	Proposal No. 7 to approve, on a non-binding, advisory basis, the “golden parachute” compensation that may be paid or become payable to Zalicus’ named executive officers in connection with the merger; and

•	Proposal No. 8 to ratify the selection of Ernst & Young LLP as Zalicus’ independent registered public accounting firm for the fiscal year ending December 31, 2014.

The approval of advisory Proposal Nos. 6 and 7 are not binding on the board of directors of Zalicus. The approval of Proposal Nos. 4, 5, 6, 7 and 8 are not conditions to the merger.

Q:	How does the Zalicus board of directors recommend that stockholders vote on the proposals to be voted on at the Zalicus annual meeting?

A:	The Zalicus board of directors recommends that stockholders vote “FOR” Proposal Nos. 1 through 8.

Q:	What is “golden parachute” compensation and why I am being asked to vote on it?

A:	The Securities and Exchange Commission, or SEC, has adopted rules that require Zalicus to seek an advisory (non-binding) vote on “golden parachute” compensation. “Golden parachute” compensation is compensation that is tied to or based on the merger and that will or may be paid by Zalicus to its named executive officers in connection with the merger.

Q:	What Epirus stockholder approvals are required for the merger? (see page 58)

A:	The affirmative vote (or action by written consent) of (i) the holders of a majority of Epirus common stock and Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (ii) the holders of at least seventy percent (70%) of the outstanding shares of Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (iii) the holders of at least seventy-five percent (75%) of the outstanding shares of Epirus Series B preferred stock and (iv) the holders of at least a majority of the outstanding shares of Epirus Series A preferred stock, are the only votes or consents of the holders of any class or series of Epirus capital stock necessary for approval of the merger agreement and the transactions proposed thereunder, including the merger.

Q:	How does the Epirus board of directors recommend stockholders vote on Proposal No. 1?

A:	The Epirus board of directors recommends that stockholders vote “FOR” Proposal No. 1.

Q:	Are there any Zalicus stockholders already committed to voting in favor of the proposals to be voted on at the Zalicus annual meeting? (see page 108)

A:	Yes. Mark H.N. Corrigan, M.D., the president and chief executive officer and a director of Zalicus, Justin A. Renz, the executive vice president, chief financial officer, treasurer and secretary of Zalicus, and Sally W. Crawford, Frank Haydu, William Hunter, M.D., Michael Kauffman, M.D., and W. James O’Shea, each a director of Zalicus, who collectively beneficially own or control approximately 3% of Zalicus’ outstanding common stock as of April 15, 2014, the date of the voting agreements, have each entered into a voting agreement agreeing to vote in favor of the Zalicus proposals and against any alternative acquisition proposal, agreement or transaction.

Q:	Are there any Epirus stockholders already committed to voting in favor of the merger agreement and the merger? (see page 108)

A:	Yes. Amit Munshi, the president and chief executive officer and a director of Epirus, Thomas Shea, the chief financial officer of Epirus, Kim Seth, Ph.D., the chief business officer of Epirus, J. Kevin Buchi, a director of Epirus, Livzon, Bestow Mind Limited, 5AM Co-Investors III, L.P., 5AM Ventures III, L.P., Montreux Equity Partners V, L.P., Montreux Equity Partners IV, L.P., TPG Biotechnology Partners III, L.P., and Adage Capital Management, LLC, who collectively beneficially own or control approximately 95% of Epirus’ outstanding common stock as of April 15, 2014, the date of the voting agreements, have each entered into a voting agreement agreeing to vote in favor of the Epirus proposals and against any alternative acquisition proposal, agreement or transaction.

Q:	Are there risks I should consider in deciding whether to vote for the merger or for the issuance of shares of Zalicus common stock, warrants and options in the merger, as applicable?

A:	Yes. In evaluating the merger and the issuance of shares of Zalicus common stock, warrants and options in the merger, you should carefully consider the factors discussed in the section titled “Risk Factors” beginning on page 25.

Q:	Do I need to send in my Epirus stock certificates now? (see page 59)

A:	No. You should not send in your Epirus stock certificates now. Promptly after the effective time of the merger, the exchange agent will provide stock certificate transmittal materials to the holders of Epirus capital stock. The transmittal materials will contain instructions for surrendering Epirus stock certificates to the exchange agent in exchange for the merger consideration.

You bear the risk of delivery and should send your letter of transmittal by courier, by hand or by fax, with stock certificates delivered by courier or by hand, to the appropriate addresses shown on the letter of transmittal.

Q:	What do I need to do now?

A:	First, carefully read this document in its entirety. Then, vote your shares of Zalicus common stock or Epirus capital stock, as applicable, by one of the following methods:

•	marking, signing, dating and returning your proxy card; or

•	attending the Zalicus annual meeting or the Epirus special meeting, as applicable, and submitting a properly executed proxy or ballot. If a broker holds your shares of Zalicus common stock in street name (held for your account by a broker or other nominee), you will need to obtain a proxy from your broker to vote your shares in person at the annual meeting.

If you are a stockholder of Zalicus, you may also vote your shares of Zalicus common stock by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card.

Q:	How do I vote shares of Zalicus common stock that are held in street name by my broker? (see page 56)

A:	If your shares are held in street name, you will receive instructions from your broker or other nominee explaining how to vote your shares, and you will have the option to cast your vote by telephone or over the Internet if your voting instruction form from your broker or nominee includes instructions and a toll-free telephone number or Internet website to do so. In any event, to be sure that your vote will be received in time, please cast your vote by your choice of available means at your earliest convenience.

Q:	What stockholder votes are required to approve the proposals at the Zalicus annual meeting? (see pages 54)

A:	To be approved, Proposal Nos. 1, 4, 6, 7 and 8 must receive the affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting. The affirmative vote of a majority of the shares of Zalicus common stock outstanding as of the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a plurality of the votes properly cast at the Zalicus annual meeting is required for approval of Proposal No. 5.

Q:	What happens if I do not vote? (see page 54 and page 58)

A:	The failure to vote in person or by proxy will have the same effect as voting against Epirus’ Proposal No. 1 or against Zalicus’ Proposal Nos. 2 and 3, as applicable. Assuming a quorum is present, a failure to vote will have no effect on the outcome of Zalicus’ Proposal Nos. 1, 4, 5, 6, 7 and 8.

Q:	What happens if I abstain? (see page 56 and page 59)

A:	Shares abstaining from voting on a matter will be counted for the purpose of determining whether a quorum exists for the Epirus special meeting or the Zalicus annual meeting, as applicable, but are treated as having not voted. Abstentions will have the same effect as voting against Epirus’ Proposal No. 1 and Zalicus Proposal Nos. 2 and 3, but will have no impact on the outcome of the vote for Zalicus’ Proposal Nos. 1, 4, 5, 6, 7 and 8.

Q:	Can I change my vote? (see page 56 and page 59)

A:	Yes. You may revoke your proxy at any time before it is voted by notifying Epirus’ or Zalicus’ secretary, as applicable, in writing, by returning a signed proxy with a later date (or by transmitting a subsequent vote over the Internet or by telephone for a Zalicus proxy) or by attending the meeting and voting in person.

Notices to the secretary of Zalicus should be addressed to: Secretary, Zalicus Inc., 245 First Street, 3rd Floor, Cambridge, Massachusetts 02142.

Notices to the secretary of Epirus should be addressed to: Secretary, EPIRUS Biopharmaceuticals, Inc., 699 Boylston Street, 11th Floor, Boston, Massachusetts 02116.

If your stock is held in street name, you must contact your broker or nominee for instructions as to how to change your vote.

Q:	When and where will the vote take place? (see page 52 and page 57)

A:	The Zalicus annual meeting of stockholders will be held at the law firm of Goodwin Procter LLP (“Goodwin Procter”), Conference Center, Second Floor, Exchange Place, 53 State Street, Boston, Massachusetts 02109, on [—], 2014, starting at [—] a.m. local time.

The Epirus special meeting of stockholders will be held at Epirus’ corporate headquarters at 699 Boylston Street, 11th Floor, Boston, Massachusetts 02116, on [—], 2014, starting at [9:00 a.m.] local time.

Q:	Are there any conditions that must be satisfied prior to the completion of the merger? (see page 104)

A:	Yes. There are a number of conditions that must be satisfied before the completion of the merger, some of which are outside the parties’ control. See “Merger Agreement—Conditions to Completion of the Merger” beginning on page 104.

Q:	When do you expect the merger to be completed? (see page 91)

A:	Zalicus and Epirus are working to complete the merger as quickly as practicable and currently expect that the merger could be completed during the summer of 2014. However, Zalicus and Epirus cannot predict the exact timing of the completion of the merger because it is subject to approvals and other conditions.

Q:	Whom do I call if I have questions about the meetings or the merger? (see page 56 and page 59)

A:	Zalicus stockholders should direct any questions regarding the annual meeting of stockholders or the merger, including the procedures for voting your shares, to MacKenzie Partners, Inc., our proxy solicitor, by telephone at (212) 929-5500.

Epirus stockholders should direct any questions regarding the annual meeting of stockholders or the merger, including the procedures for voting your shares, to Edward Scott, Epirus’ director of finance and strategy, by telephone at (617) 600-3415.

SUMMARY

This summary highlights selected information contained elsewhere in this joint proxy statement/prospectus. Zalicus and Epirus urge you to read carefully the remainder of this joint proxy statement/prospectus, including the documents attached to this joint proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the Zalicus annual meeting and the Epirus special meeting.

The Companies (see pages 123 and 154)

Zalicus Inc.

Zalicus Inc., referred to herein as Zalicus, is a biopharmaceutical company pioneering the field of synergistic combination pharmaceuticals. Going beyond traditional combinations, Zalicus uses its innovative drug discovery technology to create product candidates with novel multi-target mechanisms of action striking at the biological complexities of human disease.

Zalicus was incorporated in Delaware in 2000 under the name CombinatoRx, Incorporated. Zalicus completed its initial public offering in November 2005 and its common stock is currently listed on The NASDAQ Capital Market under the symbol “ZLCS.” Zalicus’ principal executive offices are located at 245 First Street, Third Floor, Cambridge, Massachusetts 02142, and its telephone number is (617) 301-7000. Zalicus’ website address is www.zalicus.com. Zalicus’ website is a factual reference and it is not intended to be an active link to the website, and the information contained in the website is not a part of this joint proxy statement/prospectus.

BRunning, Inc.

BRunning, Inc., referred to herein as Merger Sub, is a wholly-owned subsidiary of Zalicus that was recently incorporated in Delaware solely for the purpose of the merger. It does not conduct any business and has no material assets. Its principal executive offices have the same address and telephone number as Zalicus set forth above.

EPIRUS Biopharmaceuticals, Inc.

EPIRUS Biopharmaceuticals, Inc., referred to herein as Epirus, is a commercial-stage biotechnology company focused on improving patient access to important biopharmaceuticals by developing, manufacturing, and commercializing biosimilar therapeutics in targeted geographies worldwide. Epirus’ pipeline of biosimilar product candidates includes BOW015 (infliximab), BOW050 (adalimumab), and BOW030 (bevacizumab), for which the reference biologics Remicade®, Humira®, and Avastin®, respectively, together generated $26.2 billion in global sales in 2013 (Source: EvaluatePharma). Epirus is advancing development and commercialization partnerships in Brazil, China, India, and additional markets in Southeast Asia and North Africa. In March 2014, Epirus’ manufacturing partner, Reliance Life Sciences (RLS), obtained marketing approval in India for BOW015 as a treatment for rheumatoid arthritis.

Epirus was formerly known as Fourteen22, Inc. and changed its name to EPIRUS Biopharmaceuticals, Inc. in January 2013. Fourteen22, Inc. was originally incorporated in November 2008 in the Cayman Islands. In January 2011, Fourteen22, Inc. became a Delaware corporation. Epirus’ principal executive offices are located at 699 Boylston Street, 11th Floor, Boston, MA 02116. Epirus’ website address is www.epirusbiopharma.com. Epirus’ website is a factual reference and it is not intended to be an active link to the website, and the information contained in the website is not a part of this joint proxy statement/prospectus.

The Combined Company

At the effective time of the merger, the current equityholders of Epirus and current stockholders of Zalicus are expected to own (i) 86% and 14% of the combined company, respectively, if Zalicus has an amount of net cash as of the determination date equal to or less than $9 million, (ii) 83% and 17% of the combined company, respectively, if Zalicus has an amount of net cash as of the determination date greater than $9 million and less than $12 million or (iii) 81% and 19% of the combined company, respectively, if Zalicus has an amount of net cash as of the determination date equal to or in excess of $12 million; provided, that in no event will the current stockholders of Zalicus own less than 14% of the combined company. Zalicus will issue to the current equityholders of Epirus the aggregate number of shares of Zalicus common stock, options and warrants necessary for the current Epirus equityholders to own 86%, 83% or 81%, as applicable, of the outstanding capital stock of the combined company, subject to adjustment based on Zalicus’ net cash, as discussed in “Merger Agreement—Merger Consideration and Adjustment”.

The combined company’s board of directors is expected to consist of one director designated by Zalicus, Mark H.N. Corrigan, M.D., who shall be chairman of the board of directors, and seven directors designated by Epirus, who shall be Geoffrey Duyk, Scott Rocklage, Amit Munshi, J. Kevin Buchi, Daotian Fu, and two other designees named by Epirus but subject to the reasonable consent of Zalicus (not to be unreasonably withheld, conditioned or delayed). In addition, the combined company will operate under the leadership of the Epirus management team with Amit Munshi serving as the president and chief executive officer. The principal executive office of the combined company is expected to be Epirus’ current principal executive office in Boston, Massachusetts.

The Merger and Merger Agreement (see page 60 and 91)

The merger agreement is attached to this document as Appendix A and the amendment is attached to this document as Appendix B. You should read this agreement carefully, as it is the legal document that governs the merger of Merger Sub, a wholly-owned subsidiary of Zalicus, with and into Epirus, with Epirus as the surviving company of the merger becoming a wholly-owned subsidiary of Zalicus.

Voting Agreements (see page 108)

In connection with the execution of the merger agreement, Amit Munshi, the president and chief executive officer and a director of Epirus, Thomas Shea, the chief financial officer of Epirus, Kim Seth, Ph.D., the chief business officer of Epirus, J. Kevin Buchi, a director of Epirus, Livzon, Bestow Mind Limited, 5AM Co-Investors III, L.P., 5AM Ventures III, L.P., Montreux Equity Partners V, L.P., Montreux Equity Partners IV, L.P., TPG Biotechnology Partners III, L.P., and Adage Capital Management, LLC entered into voting agreements with Zalicus and Epirus under which such stockholders have agreed to vote in favor of the merger and against any alternative acquisition proposal, agreement or transaction. These entities collectively beneficially own or control approximately 95% of the voting power of Epirus on an as-converted to common stock basis as of April 15, 2014, the date of the voting agreements. These voting agreements grant Zalicus irrevocable proxies to vote any shares of Epirus stock over which such stockholder has voting power in favor of each of the Epirus proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

In connection with the execution of the merger agreement, Mark H.N. Corrigan, M.D., the President and chief executive officer and a director of Zalicus, Justin A. Renz, the executive vice president, chief financial officer, secretary and treasurer of Zalicus, and Sally W. Crawford, Frank Haydu, William Hunter, M.D., Michael Kauffman, M.D., and W. James O’Shea, each a director of Zalicus, who collectively beneficially own or control approximately 3% of Zalicus’ outstanding common stock as of April 15, 2014, also entered into voting agreements with Zalicus and Epirus under which such stockholders have agreed to vote in favor of the Zalicus proposals that relate to the merger described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction. Each of these voting agreements grants Epirus irrevocable proxies to vote any shares of Zalicus stock over which such stockholder has voting power in favor of each of the Zalicus proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

Annual Meeting of Zalicus Stockholders (see page 52)

Time, Date and Place. The annual meeting of the stockholders of Zalicus will be held on [—], 2014, at the offices of Goodwin Procter LLP, Conference Center, Second Floor, Exchange Place, 53 State Street, Boston, MA 02109, at [—] a.m., local time, to vote on Proposal No. 1 to approve the issuance of shares of Zalicus common stock in the merger; Proposal No. 2 to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of Zalicus’ issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors, would be combined and reclassified into one share of Zalicus common stock; Proposal No. 3 to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the authorized shares of common stock of Zalicus to 300,000,000 shares and to effect the name change to “EPIRUS Biopharmaceuticals, Inc.”; Proposal No. 4 to increase the aggregate number of shares authorized for issuance under the 2004 Plan by 3,000,000 shares of common stock, after giving effect to the proposed reverse stock split; Proposal No. 5 to elect Michael Kauffman, M.D. and W. James O’Shea as Class III members of the board of directors, to serve until Zalicus’ 2017 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of Zalicus will be reconstituted as described in this joint proxy statement/prospectus; Proposal No. 6 to approve, on an advisory basis, the compensation of the named executive officers; Proposal No. 7 to approve the compensation that may be paid or become payable to Zalicus’ named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K; and Proposal No. 8 to ratify the selection of Ernst & Young LLP as Zalicus’ independent registered public accounting firm for the fiscal year ending December 31, 2014.

Record Date and Voting Power. You are entitled to vote at the Zalicus annual meeting if you owned shares of Zalicus common stock at the close of business on May 16, 2014, the record date for the Zalicus annual meeting. You will have one vote for each matter presented at the annual meeting for each share of Zalicus common stock you owned at the close of business on the record date. As of the record date, there are [—] shares of Zalicus common stock entitled to vote at the annual meeting.

Required Vote. The affirmative vote of a majority of the outstanding common stock on the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required for approval of Proposal Nos. 1, 4, 6, 7 and 8. The affirmative vote of a plurality of the votes properly cast at the Zalicus annual meeting is required for approval of Proposal No. 5.

Share Ownership of Management. As of April 22, 2014, the current directors and executive officers of Zalicus, together with their affiliates, collectively beneficially own or control approximately 3% of the shares entitled to vote at the Zalicus annual meeting. In connection with the execution of the merger agreement, stockholders of Zalicus collectively beneficially owning or controlling approximately 3% of the outstanding voting stock of Zalicus entered into voting agreements pursuant to which they have agreed to vote their shares of Zalicus common stock in favor of the Zalicus proposals submitted at Zalicus’ annual meeting. The voting agreements are described in the section “Voting Agreements” on page 108.

Special Meeting of Epirus Stockholders (see page 57)

Time, Date and Place. The special meeting of the stockholders of Epirus will be held on [—], 2014, at Epirus’ corporate headquarters at 699 Boylston Street, 11th Floor, Boston, Massachusetts 02116, at [9:00] a.m., local time, to vote on Proposal No. 1 to approve and adopt the merger agreement and to approve the merger.

Record Date and Voting Power. You are entitled to vote at the Epirus special meeting if you owned shares of Epirus common stock or preferred stock at the close of business on [—], 2014, the record date for the special meeting. At the Epirus special meeting, you will have one vote for each share of common stock or preferred stock you owned at the close of business on the record date.

As of [—], 2014 there are [2,914,865] shares of Epirus common stock and [74,679,154] shares of Epirus preferred stock entitled to vote at the special meeting. All such stock is referred to collectively as the “Epirus voting stock.”

Required Vote. The affirmative vote of (i) the holders of a majority of the Epirus common stock and Epirus preferred stock, voting together as a single class (on an as-converted to Epirus common stock basis), (ii) the holders of at least seventy percent (70%) of the outstanding shares of the Epirus preferred stock, voting together as a single class (on an as-converted to Epirus common stock basis), (iii) the holders of at least seventy-five percent (75%) of the outstanding shares of Epirus Series B preferred stock and (iv) the holders of at least a majority of the outstanding shares of Epirus Series A preferred stock is required for approval of Proposal No. 1.

Share Ownership of Management. As of May 1, 2014, the directors, executive officers and greater than 5% holders of Epirus beneficially owned shares of Epirus capital stock representing approximately 92% of the outstanding voting power of Epirus capital stock entitled to vote at the Epirus special meeting. Stockholders of Epirus beneficially owning shares of Epirus voting stock representing approximately 91% of the outstanding voting power of Epirus as of May 1, 2014 have agreed to vote their shares in favor of the approval and adoption of the merger agreement and the approval of the merger. Certain of these stockholders are affiliated with directors of Epirus.

Recommendation to Zalicus Stockholders (see page 53)

To Zalicus Stockholders. The Zalicus board of directors has determined and believes that the issuance of shares of Zalicus common stock in the merger and the other proposals described in this joint proxy statement/prospectus are advisable to and in the best interests of Zalicus and its stockholders. The Zalicus board of directors recommends that the holders of Zalicus common stock vote “FOR” Proposal Nos. 1 through 8 at the annual meeting of stockholders of Zalicus.

Recommendation to Epirus Stockholders (see page 57)

To Epirus Stockholders. The Epirus board of directors has determined and believes that the merger agreement and the merger are advisable to, and in the best interest of, Epirus and its stockholders. The Epirus board of directors recommends that the Epirus stockholders vote “FOR” Proposal No. 1 at the special meeting of stockholders of Epirus.

Risk Factors

The merger poses a number of risks to each company and its respective stockholders. In addition, both Zalicus’ and Epirus’ businesses and industries are subject to various risks. These risks are discussed in detail under the caption “Risk Factors” beginning on page 25. You are encouraged to read and consider all of these risks carefully.

Opinion of Zalicus’ Financial Advisor (see page 77)

Zalicus’ board of directors engaged Wedbush Securities Inc. (referred to herein as “Wedbush Securities”), to provide financial advisory and investment banking services in connection with a potential strategic transaction, and ultimately requested that Wedbush render an opinion as to whether the consideration to be paid by Zalicus in connection with the merger with Epirus, as provided in the merger agreement, was fair to the holders of common stock of Zalicus (other than any affiliate of Zalicus, any holder of capital stock of Epirus or any of their respective affiliates) from a financial point of view. Wedbush rendered its oral and written opinion to Zalicus’ board of directors that, as of April 15, 2014, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the merger consideration to be paid by Zalicus in connection with the merger, as provided in the merger agreement, was fair to the holders of common stock of Zalicus (other than any affiliate of Zalicus, any holder of capital stock of Epirus or any of their respective affiliates) from a financial point of view.

The full text of Wedbush’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and limitations and qualifications of the review undertaken in connection with the opinion, is attached as Appendix H and is incorporated by reference. Wedbush’s opinion was intended for the use and benefit of Zalicus’ board of directors in connection with its evaluation of the merger. Wedbush Securities’ opinion does not address Zalicus’ underlying business decision to enter into the merger agreement or complete the merger or the relative merits of the merger compared to any alternative business strategies that may be available to Zalicus and does not constitute a recommendation to Zalicus’ board of directors or any stockholder as to how that person should vote on the merger or any related matter. Zalicus urges you to read the entire opinion of Wedbush carefully.

Treatment of Epirus Equity Awards (see page 60)

In connection with the merger, each Epirus stock option outstanding and unexercised immediately prior to the closing, whether or not vested, shall be converted into an option to purchase a number of shares of Zalicus common stock equal to the product of (a) the number of shares of Epirus common stock that were subject to such option and (b) the exchange ratio (with the resulting number rounded down to the nearest whole number of shares of Zalicus stock) and the per-share exercise price will be equal to the quotient of (i) the per-share exercise price of the Epirus stock option and (ii) the exchange ratio (with the resultant price rounded up to the nearest whole cent), and Zalicus will assume the 2011 Equity Incentive Plan, as amended, of Epirus and the stock options granted thereunder in accordance with their terms. Any restriction on the exercise of any Epirus stock option assumed by Zalicus will continue in full force and the term, exercisability and vesting schedule will remain unchanged as a result of the merger. The Zalicus board of directors or a committee thereof will succeed to the authority and responsibility of the Epirus board of directors with respect to each such assumed stock option.

Directors and Management of Zalicus after the Merger (see page 103)

Immediately following the effective time of the merger, the board of directors of Zalicus is expected to be made up of eight (8) members: (i) five (5) of whom will be nominees of Epirus, namely Geoffrey Duyk, Scott Rocklage, Amit Munshi, J. Kevin Buchi and Daotian Fu, (ii) two of whom will be designees named by Epirus, subject to the reasonable consent of Zalicus (not to be unreasonably withheld, conditioned or delayed), and (iii) one (1) of whom will be a nominee of Zalicus, namely Mark H.N. Corrigan, M.D., who will serve as chairman of the board of directors.

The Merger is Expected to be Completed During the Summer of 2014 (see page 91)

The merger will occur no later than two business days after the conditions to its completion have been satisfied or, to the extent permitted by applicable law, waived, unless otherwise mutually agreed by the parties.

As of the date of this joint proxy statement/prospectus, the merger is expected to be completed during the summer of 2014. However, there can be no assurance as to when, or if, the merger will occur.

Subject to certain conditions described below, if the merger is not completed on or before October 31, 2014, either Zalicus or Epirus may terminate the merger agreement.

Non-Solicitation of Transactions; Changes to Recommendation (see page 99)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions described below, Zalicus and Epirus have agreed that neither Zalicus nor Epirus nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents shall directly or indirectly: (i) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any competing proposal, (ii) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a competing proposal, (iii) furnish to any person or entity (other than Zalicus or Epirus) any non-public information that could reasonably be expected to be used for the purposes of formulating any competing proposal, (iv) waive, terminate, modify or release any person or entity (other than Zalicus or Epirus and their respective affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a competing proposal, or enter into any agreement or agreement in principle requiring either Zalicus or Epirus, as the case may be, to abandon, terminate or fail to consummate the merger; or (vi) resolve, propose or agree to do any of the foregoing.

Notwithstanding the foregoing, at any time prior to the approval of the proposals relating to the merger set forth in this joint proxy statement/prospectus at the meeting of the stockholders of either Zalicus or Epirus, as the case may be, either Zalicus or Epirus may, after providing written notice to the other party, furnish nonpublic information to and engage in discussions or negotiations with any third party that makes an unsolicited bona fide written competing proposal that its board of directors in good faith, after consultation with its outside legal counsel and independent financial advisors, has determined constitutes or would reasonably be expected to lead to a superior competing proposal (as defined under “Merger Agreement—No Solicitation”), only if:

•	such party receives from such third party an executed confidentiality agreement the terms of which are not less restrictive to the third party than those contained in the confidentiality agreement between Zalicus and Epirus;

•	such party receiving the competing proposal contemporaneously supplies to the other party (Zalicus or Epirus, as the case may be) any nonpublic information or access to any such nonpublic information granted to such third party to the extent it had not been previously provided or made available;

•	such party has not breached the no solicitation provisions of the merger agreement; and

•	the board of directors of Zalicus or Epirus, as the case may be, determines in good faith, after consultation with its outside legal counsel and financial advisors, that taking such actions would be required to comply with the fiduciary duties of the board of directors under applicable laws.

Zalicus and Epirus shall notify the other no later than twenty-four hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a competing proposal, and any such notice shall be made orally and in writing and shall indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both Zalicus and Epirus shall keep the other fully informed, on a current basis, of the status and material developments (including any changes to the terms) of such competing proposal.

Regulatory Approvals (see page 102)

Neither Zalicus nor Epirus is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, Zalicus must comply with applicable federal and state securities laws and NASDAQ rules and regulations in connection with the issuance of shares of Zalicus’ common stock in the merger, including the filing with the SEC of this proxy statement. The merger agreement provides that Epirus and Zalicus shall respond as promptly as is practicable in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any other governmental body in connection with antitrust or competition matters.

Termination of the Merger Agreement (see page 105)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions described in the merger agreement, the merger agreement may be terminated at any time before completion of the merger in any of the following ways:

•	by mutual written consent duly authorized by the board of directors of each of Epirus and Zalicus;

•	by Zalicus or Epirus if:

•	the merger has not been completed by October 31, 2014; provided, that this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to be completed by such date and such action or failure to act constitutes a breach of the merger agreement; provided, further, that, in the event this proxy statement is still being reviewed or commented on by the SEC, either party shall be entitled to extend the date for termination of the merger agreement for an additional sixty (60) days and in the event of any dispute with respect to the net cash calculation, the date for termination of the merger agreement shall be extended until five business days after an independent accountant provides its report;

•	a court or other governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•	(i) the meeting of the stockholders of Zalicus (including any adjournments and postponements thereof) has been held and completed and Zalicus’ stockholders have taken a final vote on the proposals and (ii) the stockholders of Zalicus have not given the requisite approval to consummate the merger or any of the transactions contemplated by the merger agreement, including the reverse stock split; provided, that this right to terminate the merger agreement shall not be available to Zalicus if failure to obtain the approval of the Zalicus stockholders was caused by the action or failure to act of Zalicus and such action or failure to act constitutes a material breach by Zalicus of the merger agreement;

•	(i) the meeting of the stockholders of Epirus (including any adjournments and postponements thereof) has been held and completed and Epirus’ stockholders have taken a final vote on the merger agreement and the transactions contemplated by the merger agreement and (ii) the stockholders of Epirus have not given the requisite approval to consummate the merger; provided, that this right to terminate the merger agreement shall not be available to Epirus if failure to obtain the approval of the Epirus stockholders was caused by the action or failure to act of Epirus and such action or failure to act constitutes a material breach by Epirus of the merger agreement;

•

if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy; provided, however, that if such breach or inaccuracy is curable, then the merger agreement will not terminate as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach; or

•	the other party has entered into a definitive agreement to effect a superior competing proposal;

•	by Epirus if:

•	at any time prior to the approval of the issuance of the shares of Zalicus common stock pursuant to the merger, if:

•	a change of recommendation by the board of directors and/or any committee of the board of directors of Zalicus occurs; or

•	Zalicus fails to include in this proxy statement the recommendation of its board of directors;

•	by Zalicus if:

•	at any time prior to the adoption of the merger agreement by the stockholders of Epirus, if:

•	a change of recommendation by the board of directors and/or any committee of the board of directors of Epirus occurs; or

•	Epirus fails to include in this proxy statement the recommendation of its board of directors.

Zalicus shall pay to Epirus a termination fee of $1.1 million if the merger agreement is terminated as a result of Zalicus’ board of directors making a change of recommendation, as a result of Zalicus failing to include in this proxy statement the recommendation of its board of directors or as a result of Zalicus entering into a definitive agreement to effect a superior competing proposal.

Epirus shall pay to Zalicus a termination fee of $2.5 million if the merger agreement is terminated as a result of Epirus’ board of directors making a change of recommendation, as a result of Epirus failing to include in this proxy statement the recommendation of its board of directors or as a result of Epirus entering into a definitive agreement to effect a superior competing proposal.

Completion of the Merger is Subject to Certain Conditions (see page 104)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions described in the merger agreement, the respective obligations of Zalicus and Epirus to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger illegal;

•	stockholders of Epirus must have approved and adopted the merger agreement and approved the merger, and stockholders of Zalicus must have approved the issuance of Zalicus common stock to the stockholders of Epirus in the merger, approved an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split and approved an amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of Zalicus and to change the name of Zalicus effective upon the closing of the merger;

•	there must not be any legal proceeding pending, or overtly threatened in writing by an official of any governmental body in which such governmental body indicates that it intends to conduct any legal proceeding or take any action challenging or seeking to restrain or prohibit the consummation of the merger; relating to the merger and seeking to obtain from Zalicus, acquisition subsidiary or Epirus any damages or other relief that may be material to Zalicus or Epirus; or seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Zalicus;

•	the registration statement of which this document is a part shall have been declared effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the registration agreement or this joint proxy statement/prospectus shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC or any other governmental authority and no similar proceeding in respect of this joint proxy statement/prospectus shall have been initiated or threatened by the SEC or any governmental authority;

•	Zalicus and Epirus shall have agreed in writing on the calculation of Zalicus’ net cash as of the closing, or an independent accountant shall have delivered its report with respect to the same, pursuant to the terms of the merger agreement;

•	the representations and warranties of the other party set forth in the merger agreement must be true and correct without reference to any qualification as to materiality, except where a failure to be true and correct would not have a material adverse effect on the party making the representations and warranties; and

•	the other party to the merger agreement must have performed in all material respects all of its agreements and covenants required by the merger agreement and provided a certificate to such effect.

The obligations of Zalicus and Merger Sub to complete the merger are also subject to the satisfaction or waiver of the following conditions:

•	there must not have occurred, since the date of the merger agreement, any material adverse effect on Epirus and its subsidiaries that is continuing; and

•	the Epirus stockholders shall have approved an amendment to the certificate of incorporation of Epirus.

The obligations of Epirus to complete the merger are also subject to the satisfaction or waiver of the following conditions:

•	there must not have occurred, since the date of the merger agreement, any material adverse effect on Zalicus and its subsidiaries that is continuing; and

•	Zalicus’ net cash as of the closing shall not be less than $3.0 million, as calculated pursuant to the terms of the merger agreement.

Solicitation of Proxies; Cost of Solicitation (see page 55)

The cost of solicitation of proxies will be borne by Zalicus and, in addition to soliciting stockholders by mail through its regular employees, Zalicus may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have Zalicus common stock registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Zalicus has engaged MacKenzie Partners, Inc. to assist it in the distribution and solicitation of proxies at a fee not to exceed $40,000. Solicitation by Zalicus’ officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or telegraph following the original solicitation.

Reverse Stock Split (see page 208)

Approval of a reverse stock split is a condition to the closing of the merger agreement. In addition, the Zalicus board of directors believes that a reverse stock split could improve the marketability and liquidity of

Zalicus common stock. The Zalicus board of directors has approved an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of Zalicus’ issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors and mutually agreed to by Zalicus and Epirus, would be combined and reclassified into one share of Zalicus common stock, which may be necessary for Zalicus to maintain its eligibility for continued listing on The NASDAQ Capital Market. The Zalicus board of directors has declared such proposed amendment to be advisable and has recommended that this proposed amendment be presented to Zalicus stockholders for approval.

Increase in Authorized Shares of Zalicus Common Stock (see page 214)

At present, Zalicus does not have sufficient authorized shares of its common stock in order to effect the merger and to issue the Zalicus common stock in the merger pursuant to the merger agreement. The Zalicus board of directors has approved a proposal to amend its sixth amended and restated certificate of incorporation to increase the authorized shares of common stock from 200,000,000 to 300,000,000 shares, subject to stockholder approval. The Zalicus board of directors has declared this amendment proposed in Proposal No. 3 to be advisable and recommended that this proposal be presented to Zalicus stockholders for approval. While the primary purpose for the increase in authorized shares is to effect the merger, the Zalicus board of directors believes it is also desirable to have additional shares available for other corporate purposes that might arise in the future, other than in connection with the merger, although, at present, Zalicus has no plans to issue shares for any other purpose.

Other Matters to be Considered at the Zalicus Annual Meeting (see pages 216, 222, 223, 224 and 225)

At the Zalicus annual meeting, the stockholders of Zalicus stock will be also be asked to consider and vote on:

•	the election of Michael Kauffman, M.D. and W. James O’Shea as Class III members of the board of directors, to serve until Zalicus’ 2017 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of Zalicus will be reconstituted as described in the joint proxy statement/prospectus;

•	an advisory (non-binding) vote to approve executive compensation;

•	a resolution approving, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Zalicus in connection with the merger;

•	an amendment to the 2004 Plan to increase the total number of shares of Zalicus common stock currently issuable thereunder by 3,000,000, after giving effect to the proposed reverse stock split; and

•	the ratification of the selection of Ernst & Young LLP as Zalicus’ independent registered public accounting firm for the fiscal year ending December 31, 2014.

Zalicus stockholders will also be asked to consider and transact such other business as may properly come before the Zalicus annual meeting or any adjournment or postponement thereof.

Interests of Zalicus’ Executive Officers and Directors in the Merger (see page 74)

Some of the directors and officers of Zalicus have interests in the merger that are different from, or in addition to, your interests. The Zalicus board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement. Upon completion of the merger, it is expected that the employment of Mark H.N. Corrigan, M.D., our current president and chief executive officer, and Justin Renz, our current executive vice president, chief financial officer, secretary and treasurer will be terminated by Zalicus without cause, and each will be entitled to certain severance payments and benefits and accelerated equity in accordance with their existing employment arrangements with us. Dr. Corrigan shall serve as chairman of the Zalicus board of directors following the merger.

Severance Arrangements. Under his employment agreement with Zalicus, if Dr. Corrigan’s employment is terminated without cause or he resigns for good reason within 24 months of a change of control, Dr. Corrigan is entitled to receive a severance payment equal to two times his base salary, full acceleration of all outstanding equity held by Dr. Corrigan and continued payment of his health, dental and vision insurance premiums for a period of 24 months following the termination of employment. Under his employment arrangement with Zalicus, if Mr. Renz’s employment is terminated without cause or he resigns for good reason, whether or not in connection with a change in control, Mr. Renz will be entitled to receive a severance payment equal to 18 months of his base salary, full acceleration of all outstanding options held by Mr. Renz and continued payment of his health and dental insurance premiums for a period of 18 months following his termination of employment.

Equity Acceleration. In addition to the acceleration provided in the severance arrangements described above, each of Dr. Corrigan and Mr. Renz is entitled to accelerated vesting in connection with certain equity awards granted in February 2014, which awards were made, as was customarily done at the outset of each year, in connection with Zalicus’ annual compensation process. On February 10, 2014, Dr. Corrigan was granted an option to purchase 250,000 shares of Zalicus common stock and a restricted stock unit award with respect to 250,000 shares of Zalicus common stock, and Mr. Renz was granted a restricted stock unit award with respect to 250,000 shares of Zalicus common stock. Each award automatically vests with respect to 50% of the shares subject to the award as of the date of a change of control, and the remaining 50% of the award will vest on the six-month anniversary of a change of control, subject to continued employment; provided that if the executive’s employment is terminated without cause or for good reason, then the remaining portion of the award will vest in full.

For further information with respect to the arrangements between Zalicus and Dr. Corrigan and Mr. Renz, see the information included under “The Merger—Interests of Zalicus’ Executive Officers and Directors in the Merger—Golden Parachute Compensation.”

For illustrative purposes, if the completion of the merger were to have occurred on May 8, 2014, the latest practicable date prior to the filing of this joint proxy statement/prospectus, the table below sets forth the payments and benefits to which Dr. Corrigan and Mr. Renz would be entitled to receive under the above arrangements, assuming a price per share of $1.18 (the average closing market price of a share of Zalicus common stock over the first five business days following the first public announcement of the merger agreement).

	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Mark H.N. Corrigan, M.D.	$1,000,000	$327,777	$50,962	$1,378,739
Justin A. Renz	$503,661	$295,000	$22,836	$821,497

(1)	Amounts in this column represent the lump sum cash severance payment to be paid to each executive upon a termination of employment without “Cause” or a termination for “Good Reason” (as defined in each executive’s respective employment arrangement), subject to the execution and non-revocation of a general release of claims in favor of Zalicus. In the case of Dr. Corrigan, the cash severance would be equal to two times Dr. Corrigan’s base salary in effect at the time of the termination (or, if higher, the base salary at the time of the change in control) and, in the case of Mr. Renz, the cash severance would be equal to 18 months base salary at the rate in effect at the time of the termination. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this joint proxy statement/prospectus.

(2)	These amounts reflect the aggregate amount attributable to the accelerated vesting of all outstanding options and restricted stock units held by the named executive officers. The value of the options was determined by multiplying the number of unvested option shares by the difference between $1.18 (the average closing market price of Zalicus’ common stock over the first five business days following the public announcement of the merger agreement) and the exercise price for such unvested option shares. Assuming a price per share of $1.18, all option awards are out-of-the-money. The value of the restricted stock units was determined by multiplying the number of shares subject to unvested restricted stock units by $1.18 (the average closing market price of Zalicus’ common stock over the first five business days following the announcement of the merger).
(3)	Amounts in this column represent (i) in the case of Dr. Corrigan, the estimated value of payments for continuation of medical coverage pursuant to COBRA for 24 months and (ii) in the case of Mr. Renz, the estimated value of payments for continuation of medical coverage pursuant to COBRA for 18 months. Such benefits are subject to the execution and non-revocation of a general release of claims in favor of Zalicus.

In connection with the execution of the merger agreement, certain directors and executive officers of Zalicus entered into voting agreements with Zalicus and Epirus under which they agreed to vote all of the shares beneficially owned by them in favor of the Zalicus proposals described elsewhere in this joint proxy statement/prospectus. As a result of the foregoing, directors and executive officers of Zalicus may be more likely to vote to approve the Zalicus proposals than Zalicus stockholders generally. For more detailed information on the voting agreements, please refer to “Voting Agreements.”

Interests of Epirus’ Executive Officers and Directors in the Merger (see page 86)

Epirus’ directors and management have interests in the merger as individuals in addition to, and that may be different from, the interests of Epirus’ stockholders. The Epirus board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement.

Geoffrey Duyk, Scott Rocklage, Amit Munshi, J. Kevin Buchi, and Daotian Fu, each of whom is a current director of Epirus, are expected to be members of the Zalicus board of directors after the merger. These relationships may have influenced their decision to vote in favor of the merger and to recommend that Epirus stockholders vote in favor of the merger and related transactions. In addition, certain of the current executive officers or key employees of Epirus are expected to serve as executive officers or key employees of Zalicus at the effective time of the merger.

As of May 1, 2014, Epirus’ executive officers as a group held eligible options to purchase a total of [6,552,099] shares of Epirus common stock with a weighted average exercise price of $0.75 per share. As described under “Summary—Treatment of Epirus Equity Awards”, beginning on page 15, all Epirus options will be converted into options with respect to Zalicus common stock in connection with the merger. For more detailed information on Epirus’ executive officers’ beneficial ownership of Epirus common stock and eligible options held by Epirus’ executive officers, please refer to “Epirus Principal Stockholders.”

Pursuant to the merger agreement, upon the completion of the merger, Zalicus and Epirus agreed that all rights of indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Epirus and its subsidiaries as provided for in the respective organizational documents in effect as of the date of the merger agreement, shall continue to be honored and in full force and effect for a period of six years after the closing of the merger; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. The certificate of incorporation and by-laws of the combined company will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Epirus’ organizational documents and during such six year period following the effective time, Zalicus shall not and shall not cause the combined company to amend, repeal or otherwise modify such provisions in any manner that would materially and adversely affect the rights thereunder of individuals who at any time prior to the closing of the merger was a director, officer, employee, fiduciary, or agent of any of Epirus or its subsidiaries in respect of actions or omissions occurring at or prior to the closing of the merger, unless such modification is required by applicable laws. From and after the completion of the merger, Zalicus and the combined company will indemnify and hold harmless each present and former director and officer of Epirus and its subsidiaries in respect of acts or omissions occurring prior to the completion of the merger to the extent provided in any written indemnification agreement in effect as of the date of the merger agreement or required by Epirus’ organizational documents in effect immediately prior to closing.

Zalicus shall purchase a six-year “tail” policy under Zalicus’ existing directors’ and officers’ liability insurance policy, with an effective date as of the closing of the merger.

Certain of the Epirus stockholders who have entered into voting agreements with Epirus and Zalicus, agreeing to vote all shares beneficially owned by them in favor of approval and adoption of the merger agreement and approval of the merger, are affiliated with directors of Epirus.

As a result of the foregoing, the directors and executive officers of Epirus may be more likely to vote to approve the merger than Epirus stockholders generally.

Material United States Federal Income Tax Consequences of the Merger (see page 79)

As discussed in detail in the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 79, Zalicus and Epirus intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, but, if the merger does not qualify as such a reorganization, a Epirus stockholder will be required to pay U.S. federal income taxes on the amount of any gain such stockholder recognizes as a result of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on the facts of your own situation. You should consult your tax advisors to fully understand the tax consequences to you of the merger, including estate, gift, state, local or non-U.S. tax consequences of the merger.

Accounting Treatment (see page 90)

Zalicus intends to treat the merger as a purchase by Epirus of Zalicus under accounting principles generally accepted in the United States, or GAAP. Under the purchase method of accounting, the assets and liabilities of Zalicus will be recorded, as of the completion of the merger, at their respective fair values, in the financial statements of Epirus. The financial statements of Epirus issued after the completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Zalicus.

The NASDAQ Capital Market Listing (see page 90)

Zalicus anticipates that its common stock will continue to be listed on The NASDAQ Capital Market following the completion of the merger under the trading symbol “EPRS” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). To enable Zalicus to maintain its eligibility for the continued listing of its common stock on The NASDAQ Capital Market, Zalicus is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of Zalicus common stock pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors and mutually agreed to by Zalicus and Epirus, would be combined and reclassified into one share of Zalicus common stock. The reverse stock split will become effective at a time mutually agreed to by Zalicus and Epirus, potentially including after the consummation of the merger.

Appraisal Rights (see page 212)

Under the Delaware General Corporation Law, or the DGCL, holders of Zalicus common stock are not entitled to appraisal rights in connection with the merger.

Under the DGCL, holders of Epirus capital stock who do not vote for the adoption and approval of the merger agreement and to approve the merger have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this joint proxy statement/prospectus. This appraisal amount could be more than, the same as, or less than the amount an Epirus stockholder would be entitled to receive under the merger agreement. Any holder of Epirus capital stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to Epirus prior to the vote on the adoption and approval of the merger agreement and to approve the merger, not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and to approve the merger and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, you are encouraged to seek the advice of your own legal counsel. A copy of Section 262 of the DGCL is also included as Appendix J to this joint proxy statement/prospectus.

Comparison of Zalicus and Epirus Stockholder Rights (see page 195)

Upon completion of the merger, Epirus stockholders will become stockholders of Zalicus. The internal affairs of Zalicus are governed by Zalicus’ sixth amended and restated certificate of incorporation and amended and restated bylaws. The internal affairs of Epirus are currently governed by Epirus’ bylaws. Due to differences between the governing documents of Zalicus and Epirus, the merger will result in Epirus stockholders’ having different rights once they become Zalicus stockholders.

RISK FACTORS

Stockholders of Zalicus and Epirus should consider the following risk factors in evaluating whether to vote for the proposals discussed herein. These factors should be considered in conjunction with the other information included in this joint proxy statement/prospectus. References to “we,” “us,” “our” and other first person declarations in these risk factors refer to the operations of the combined company following the completion of the merger. Where this joint proxy statement/prospectus uses the words describing either Zalicus or Epirus, as the case may be, it is referring to such entity as a standalone company or to their respective lines of business and industry as they relate to the combined company. You should also read and consider the risk factors associated with Zalicus because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in the Zalicus 2013 10-K, as amended by the Zalicus Form 10-K/A, each of which is on file with the SEC and is incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to the Proposed Merger

The amount of merger consideration is dependent on amount of net cash of Zalicus as of a certain determination date prior to closing.

Subject to the terms of the merger agreement, the percentage of the combined company that Zalicus stockholders will own as of the closing of the merger is subject to adjustment at the closing based on the level of Zalicus’ net cash as of a certain determination date prior to closing. The level of net cash as of that determination date will be reduced by certain specified liabilities, as defined further in the merger agreement, including out-of-pocket costs in connection with any stockholder litigation filed against Zalicus and related parties, including amounts payable to advisors and attorneys. Thus, the Zalicus parties’ costs in defending against litigation (including the litigation described in “Stockholder Litigation,” page 107), insofar as these costs reduce net cash, may reduce the percentage of the combined company that Zalicus stockholders will own as of the closing of the merger. On a pro forma basis, based upon the number of shares of Zalicus common stock to be issued in the merger, (including in respect of outstanding Epirus options and warrants) (i) current Zalicus stockholders will own approximately 19% of the combined company and current Epirus equityholders will own approximately 81% of the combined company if Zalicus’ net cash as of the determination date is equal to or in excess of $12 million, (ii) current Zalicus stockholders will own approximately 17% of the combined company and current Epirus equityholders will own approximately 83% of the combined company if Zalicus’ net cash as of the determination date is in excess of $9 million but less than $12 million, and (iii) current Zalicus stockholders will own approximately 14% of the combined company and current Epirus equityholders will own approximately 86% of the combined company if Zalicus’ net cash as of the determination date is equal to or less than $9 million. Zalicus is exploring different alternatives to increase its level of net cash. However, based on Zalicus’ current level of net cash and taking into account Zalicus’ projected expenses in connection with the proposed transaction, if the merger were to close today, the stockholders of Zalicus would own appropriately 14% of the combined company and current Epirus equityholders would own approximately 86% of the combined company. There can be no assurances that any actions taken by Zalicus to attempt to increase its level of net cash between now and closing will be successful or that any such alternatives are available to Zalicus.

We may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, our ability to realize anticipated cost savings and to combine the businesses of Zalicus and Epirus in a manner that does not materially disrupt existing relationships or otherwise result in decreased productivity and that allows us to capitalize on the drug development capabilities of the combined company. If we are not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully, may take longer to realize than expected, or may not be realized at all.

Zalicus and Epirus have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, the disruption of Zalicus’ or Epirus’ ongoing businesses or inconsistencies in standards, controls, procedures or policies that could adversely affect our ability to maintain relationships with third parties and employees or to achieve the anticipated benefits of the merger. For instance, Zalicus’ employee compensation policies may differ from Epirus’. To realize the benefits of the merger, we must retain Epirus’ key employees. Specifically, issues that must be addressed in integrating the operations of Zalicus and Epirus to realize the anticipated benefits of the merger include, among other things, integrating the research and development operations and systems of Zalicus and Epirus. Integration efforts between the two companies will also divert management’s attention and resources. Any delays in the integration process or inability to realize the full extent of the anticipated benefits of the merger could have an adverse effect on our business and the results of our operations. Such an adverse effect on our business may impact the value of the shares of Zalicus common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies, if achieved at all, may be lower than we expect and may take longer to achieve than we anticipate. If we are not able to adequately address these challenges, Zalicus and Epirus may be unable to successfully integrate their operations, or to realize the anticipated benefits of the integration of the two companies.

Because Epirus equityholders will receive a fixed number of shares of Zalicus common stock in the merger, rather than a fixed value, if the market price of Zalicus common stock declines, Epirus equityholders will receive consideration in the merger of lesser value and if the market price of Zalicus common stock increases, Zalicus will pay consideration in the merger of greater value.

The aggregate number of shares of Zalicus common stock to be issued to Epirus equityholders (including in respect of outstanding Epirus options and warrants) will be fixed based on the exchange ratio calculations set forth in the merger agreement. Accordingly, the aggregate number of shares that Epirus equityholders will receive in the merger will not change after Zalicus’ net cash is determined, even if the market price of Zalicus common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, including Zalicus’ securities, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Zalicus common stock.

The market price of Zalicus common stock upon and after the consummation of the merger could be lower than the market price on the date of the merger agreement or the current market price, which would decrease the value of the consideration to be received in aggregate by Epirus equityholders in the merger. Epirus stockholders should obtain recent market quotations of Zalicus common stock before they vote on the merger. In addition, the market price of Zalicus common stock upon and after the consummation of the merger could be higher than the market price on the date of the merger agreement or the current market price. As a result of the fixed number of shares of Zalicus common stock issuable in the merger, increases in the market price of the Zalicus common stock would increase the value of the consideration payable by Zalicus in the merger. Zalicus stockholders should obtain recent market quotations of Zalicus common stock before they vote on the matters set forth in this joint proxy statement/prospectus.

Zalicus stockholders must approve all of the Merger Proposals to consummate the merger.

Each of the Merger Proposals is conditioned upon the approval of all of the other Merger Proposals and the approval of each Merger Proposal is a condition to completion of the merger. Neither the issuance of Zalicus common stock in connection with the merger, the amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect the reverse stock split nor the amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock and effect the name change will take place unless all of the Merger Proposals are approved by the Zalicus stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of each of the Merger Proposals.

Future sales of common stock by existing Zalicus and Epirus stockholders may cause the price of Zalicus common stock to fall.

For the six-month period ended April 30, 2014, the average daily trading volume of Zalicus common stock on The NASDAQ Capital Market has been approximately 1,400,000 shares. If Zalicus’ existing stockholders or Epirus stockholders receiving shares of Zalicus common stock in the merger sell substantial amounts of Zalicus common stock in the public market, or investors perceive that these sales could occur, the market price of Zalicus common stock could decrease significantly.

Ownership of the combined company’s common stock will be highly concentrated after consummation of the merger.

After consummation of the merger, certain stockholders will have beneficial ownership of significant blocks of outstanding common stock of the combined company. Investment funds affiliated with 5AM Ventures III, L.P., Montreux Equity Partners IV, L.P., TPG Biotechnology Partners III, L.P. and Livzon MabPharm Inc. will own or control approximately 18.7%, 18.6%, 18.6% and 13.1% of the outstanding shares of common stock of Zalicus, on a fully-diluted basis after the merger based upon an assumed Zalicus net cash balance equal to or less than $9 million on the relevant determination date. In addition, three directors of Zalicus after the merger, Scott Rocklage, Geoffrey Duyk and Daotian Fu are affiliated with 5AM Ventures III, L.P., TPG Biotechnology Partners III, L.P. and Livzon MabPharm Inc., respectively. Such stockholders, acting individually or as a group, will have substantial influence over the outcome of a corporate action requiring stockholder approval, including the election of directors, any approval of a merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, even if the outcome sought by such stockholders is not in the interest of our other stockholders. These stockholders, acting as a group, may also delay or prevent a change in control, even if such change in control would benefit our other stockholders. In addition, the significant concentration of stock ownership may adversely affect the value of Zalicus common stock due to a resulting lack of liquidity of Zalicus common stock or a perception among investors that conflicts of interest may exist or arise.

Zalicus and Epirus expect to incur significant costs in connection with the merger and in integrating the companies into a single business.

Zalicus and Epirus will incur significant transaction costs associated with the merger. In addition, Zalicus and Epirus expect to incur significant costs integrating the companies’ operations, product candidates and personnel, which cannot be estimated accurately at this time. These costs may include costs for severance, legal fees and reorganization of facilities and personnel. If the total costs of the merger exceed estimates, or benefits of the merger do not exceed the total costs of the merger, our financial results could be adversely affected.

The market price of Zalicus common stock after the merger may be affected by factors different from those currently affecting the financial condition, results of operations and business of Zalicus.

Upon completion of the merger, holders of Epirus securities will become holders of Zalicus common stock and will acquire between 81% and 86% of the outstanding shares of common stock. The business of Zalicus differs from the Epirus business in important respects and, accordingly, the results of operations and the market price of Zalicus common stock following the merger may be significantly different from those currently affecting the independent results of operations of Zalicus. For a discussion of the businesses of Zalicus and Epirus and of certain factors to consider in connection with those businesses, see the sections entitled “Zalicus’ Business”, “Epirus’ Business” as well as the risks described elsewhere in “Risk Factors” and throughout this joint proxy statement/prospectus.

Failure to retain key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to our business and operations, including certain employees of Epirus who become employees of Zalicus upon completion of the merger. Key employees may depart following the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Zalicus following the merger. Accordingly, no assurance can be given that Zalicus will be able to retain key employees, including certain employees of Epirus who become employees of Zalicus upon completion of the merger.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Zalicus or Epirus.

Until the completion of the merger, with certain exceptions, the merger agreement prohibits both Zalicus and Epirus from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with any other party. However, both Zalicus and Epirus may engage in discussions with certain third parties making unsolicited offers to acquire the company in compliance with the provisions of the merger agreement. The merger agreement provides each of Zalicus and Epirus with specified termination rights. If the merger agreement is terminated to accept a superior acquisition proposal or under other circumstances specified in the merger agreement, Zalicus will be required to pay to Epirus a termination fee of $1.1 million or Epirus will be required to pay to Zalicus a termination fee of $2.5 million, as the case may be. These provisions could discourage other companies from trying to acquire Zalicus or Epirus even though those other companies might be willing to offer greater value to the stockholders of Zalicus or Epirus.

Failure to complete the merger could adversely affect the price of Zalicus common stock and Zalicus’ and Epirus’ future business and operations.

The merger is subject to the satisfaction of various closing conditions, including the approval by both Zalicus and Epirus stockholders of various proposals related to the merger, including the Merger Proposals, as applicable, and neither Zalicus nor Epirus can guarantee that the merger will be successfully completed. In the event that the merger is not consummated for any reason, Zalicus and Epirus will be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, and, potentially, the payment of a termination fee by either Zalicus or Epirus under certain circumstances. If the merger is not consummated, the market price of Zalicus common stock could decline. Zalicus and Epirus also could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Zalicus or Epirus to perform their respective obligations under the merger agreement. Finally, if the merger agreement is terminated, Zalicus or Epirus may be unable to find another party willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit each company’s ability to pursue its strategic goals in the event the merger is not consummated.

The rights of holders of Epirus capital stock will change as a result of the merger.

After the merger, the rights of those stockholders of Epirus who will become Zalicus stockholders will be governed by Zalicus’ sixth amended and restated certificate of incorporation and Zalicus’ amended and restated bylaws, which are different from Epirus’ amended and restated certificate of incorporation, and its amended and restated bylaws. More specifically, as compared to the common stockholders of Epirus, Epirus’ preferred stockholders are entitled to greater rights and preferences in respect of their equity ownership in Epirus. These rights and preferences include, in some cases, the right to representation on the board of directors of Epirus, the right to vote upon certain transactions and matters contemplated by Epirus and liquidation preferences, as well as various additional rights and preferences. Because only shares of Zalicus common stock will be issued to Epirus stockholders in connection with the merger, persons receiving such shares will not be entitled to any greater rights and preferences than are all other stockholders of Zalicus. For more information, see “Comparison of Rights of Holders of Zalicus Common Stock and Epirus Capital Stock,” beginning on page 195.

Some of Zalicus’ and Epirus’ officers and directors have interests that may be different from yours and may influence them to support or approve the merger and the issuance of shares of Zalicus common stock in the merger.

Certain or all officers and directors of Zalicus participate in arrangements that provide them with interests in the merger that are different from yours, including in some cases, their continued service as a director of the combined company, retention and severance benefits under the terms of their existing employment agreements, acceleration of vesting or preferential treatment with respect to equity awards held by executive officers and continued indemnification of directors and officers. These interests, among others, may influence the officers and directors of Zalicus to support or approve the merger and the issuance of shares of Zalicus common stock in the merger. For a more detailed discussion see “Questions and Answers About the Merger”, “The Merger—Interests of Zalicus’ Executive Officers and Directors in the Merger” and “The Merger—Interests of Epirus’ Executive Officers and Directors in the Merger” beginning on pages 3, 74 and 86, respectively.

Because the lack of a public market for Epirus capital stock makes it more difficult to evaluate the fairness of the merger, Epirus’ stockholders may receive consideration in the merger that is greater than or less than the actual fair value of the Epirus capital stock.

The outstanding capital stock of Epirus is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair value of Epirus. Because the percentage of Zalicus equity to be issued to Epirus stockholders was determined based on negotiations between the parties to the merger agreement, it is possible that the value of the Zalicus shares to be issued to Epirus stockholders in connection with the merger will be greater than the fair value of Epirus. Alternatively, it is possible that the value of the Zalicus shares to be issued in connection with the merger will be less than the fair value of Epirus.

The merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Epirus stockholders in respect of their Epirus common stock or Epirus preferred stock.

Zalicus and Epirus intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended as described in “The Merger—Material United States Federal Income Tax Consequences of the Merger”. However, if the merger fails to qualify as a reorganization, each Epirus stockholder generally will be treated as exchanging his, her or its Epirus common stock or Epirus preferred stock in a fully taxable transaction for the merger consideration.

The historical audited and unaudited pro forma condensed combined financial information may not be representative of our results after the merger.

The historical audited and unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position.

Risks Relating to the Business of Zalicus following the Merger

If an improved version of a reference product, such as Remicade is developed, or if the market for a reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer.

We are developing and commercializing follow-on versions of approved, reference biological products. Such follow-on products are known as biosimilars. Innovator companies may develop improved versions of a reference product as part of a life cycle extension strategy, and may obtain regulatory approval of the improved version under a new or supplemental application filed with the applicable regulatory authority. Should the innovator company succeed in obtaining an approval of an improved biologic product, it may capture a significant share of the collective reference product market in the applicable jurisdiction and significantly reduce the market for the reference product and thereby the potential size of the market for our product candidates. In addition, the improved product may be protected by additional patent rights and thereby subject our follow-on biosimilar to claims of infringement.

Additionally, competition in the biotechnology industry is intense. Reference biologic products face competition on numerous fronts as technological advances are made that may offer patients a more convenient form of administration or increased efficacy, or as new products are introduced. As new products are approved that compete with the reference product to our biosimilar product candidates, such as Remicade, or our pipeline products such as Humira, sales of the reference biologic products may be significantly and adversely impacted and may render the reference product obsolete. If the market for the reference product is impacted, we in turn may lose significant market share or market potential for our biosimilar products and product candidates, and the value for our product pipeline could be negatively impacted. As a result of the above factors, our business, prospects and financial condition could suffer.

The pharmaceutical and biosimilar product candidates, if approved, will face significant competition from the reference products and from other pharmaceuticals approved for the same indication and the reference biologic products. Our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

We expect to enter highly competitive pharmaceutical and biotechnology markets. Successful competitors in the pharmaceutical market have the ability to effectively discover, obtain patents, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical staff. Numerous companies, universities, and other research institutions are engaged in developing, patenting, manufacturing and marketing of products competitive with those that we are developing. Many of these potential competitors, such as Celltrion and Hospira, Inc., are large, experienced companies that enjoy significant competitive advantages, such as substantially greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in undertaking preclinical testing and clinical trials of product candidates, and obtaining regulatory approvals of products.

Use of our product candidates could be associated with side effects or adverse events.

As with most pharmaceutical and biological drug products, use of our product candidates could be associated with side effects or adverse events which can vary in severity (from minor reactions to death) and frequency (infrequent or prevalent). Side effects or adverse events associated with the use of our product candidates or those of our collaborators may be observed at any time, including in clinical trials or when a product is commercialized, and any such side effects or adverse events may negatively affect our ability to obtain regulatory approval or market our product candidates. Side effects such as toxicity or other safety issues associated with the use of our product candidates could require us or our collaborators to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits which will harm our business. We may be required by regulatory agencies to conduct additional animal or human studies regarding the safety and efficacy of our pharmaceutical product candidates which we have not planned or anticipated. There can be no assurance that we will resolve any issues related to any product related adverse events to the satisfaction of any regulatory agency in a jurisdiction where we are seeking to commercialize our products in a timely manner or ever, which could harm our business, prospects and financial condition.

In addition, if we are successful in commercializing the most advanced biosimilar in our pipeline, BOW015, or any other of our pipeline product candidates, then regulatory agency regulations may require that we report certain information about adverse medical events according to timelines that may vary from jurisdiction to jurisdiction. The timing of our obligation to report may be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, regulatory agencies could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval of future products.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop BOW015, or any of our pipeline product candidates, conduct our clinical trials and commercialize BOW015, or any future pipeline product candidates we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of our senior management, particularly our chief executive officer, chief financial officer, senior vice president of clinical, regulatory and manufacturing, vice president of program management, and vice president of manufacturing and quality, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of BOW015, or any future products we develop.

Although we have not historically experienced significant difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all.

We expect to enter into alliances with other companies that can provide capabilities and funds for the development and commercialization of our product candidates, as well as local market access in jurisdictions where we intend to pursue our In Market, For Market commercialization strategy. If we are unsuccessful in forming or maintaining these alliances on favorable terms, or if such alliances do not prove to be as successful as we anticipate our business could be adversely affected.

Our In Market, For Market strategy for development and commercialization of our biosimilar product candidates in key emerging markets is based on the assumption that we will enter into collaborative relationships with local entities to facilitate our access to and penetration into such markets. We also have limited or no capabilities for independent manufacturing, sales, marketing and distribution. For example, we have entered into a binding term sheet with Livzon, for the development and commercialization, using our In Market, For Market strategy, of BOW015 and other pipeline biosimilar products to be agreed with Livzon in China. We retain global rights to commercialize BOW015 and the other pipeline biosimilar products outside of China, subject to our other agreements with third parties. In the future, we expect to form alliances with other companies that are based in our target markets and that have expertise in development, manufacture and commercialization of biologics and biosimilar products in our target markets to enable us to expand the commercialization opportunities for our product candidates. In such alliances, we would expect our partners to provide substantial capabilities in clinical development, manufacturing, regulatory affairs, sales and marketing. We may not be successful in entering into any such alliances. Even if we do succeed in securing such alliances, we may not be able to maintain them if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. If we are unable to secure or maintain such alliances we may not have the capabilities necessary to continue or complete development of our product candidates and bring them to market, which may have an adverse effect on our business.

In addition to product development and commercialization capabilities, we may depend on our alliances with other companies to provide substantial additional funding for development and potential commercialization of our product candidates. We may not be able to obtain funding on favorable terms from these alliances, and if we are not successful in doing so, we may not have sufficient funds to develop a particular product candidate internally, or to bring product candidates to market. Failure to bring our product candidates to market will prevent us from generating sales revenue, and this may substantially harm our business. Furthermore, any delay in entering into these alliances could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. As a result, our business may be adversely affected.

Our employees, independent contractors, principal investigators, CROs, consultants and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, consultants and collaborators may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) regulations of regulatory authorities in jurisdictions where we are performing activities in relation to our product candidates, including those laws requiring the reporting of true, complete and accurate information to such authorities; (2) manufacturing regulations and standards; (3) fraud and abuse and anti-corruption laws and regulations; or (4) laws that require the reporting of true and accurate financial information and data. In particular, sales, marketing and business arrangements in healthcare industry are subject to extensive laws and regulations intended to prevent fraud, bias, misconduct, kickbacks, self-dealing and other abusive practices, and these laws may differ substantially from country to country. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Prior to the merger, we will adopt a Code of Business Conduct and Ethics, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in subsidized healthcare programs in a given country, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Failure to comply with the Foreign Corrupt Practices Act, or FCPA, and other similar anti-corruption laws could subject us to significant penalties and damage our reputation.

We are subject to the FCPA, which generally prohibits U.S. companies and intermediaries acting on their behalf from offering or making corrupt payments to “foreign officials” for the purpose of obtaining or retaining business or securing an improper business advantage. The FCPA also requires companies whose securities are publicly listed in the United States to maintain accurate books and records and to maintain adequate internal accounting controls. Certain of the jurisdictions in which we expect to conduct business have heightened risks for public corruption, extortion, bribery, pay-offs, theft and other fraudulent practices. In addition, our business outside of the United States often is heavily regulated and therefore involves significant interactions with “foreign officials.” In many countries outside of the United States, health care professionals who serve as investigators in our clinical studies, or prescribe or purchase our commercialized products are employed by a government or an entity owned or controlled by a government. Dealings with these investigators, prescribers and purchasers are subject to regulation under the FCPA. We rely on local and strategic business partners to produce and commercialize our products in certain markets outside of the United States, and we rely on distributors and other intermediaries to sell and distribute our products internationally. If we, or our business partners or intermediaries, fail to comply with the requirements of the FCPA, or similar laws of other countries, governmental authorities in the United States or elsewhere, as applicable, could seek to impose civil and/or criminal penalties, which could damage our reputation and have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to our Reliance on Third Parties

We rely on third parties to conduct and oversee our clinical trials for our biosimilar product candidates, and expect to continue to do so as we progress the development of our pipeline product candidates. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or otherwise conduct the trials as required or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all, and our business could be substantially harmed.

We have relied upon and continue to rely upon third-party contract research organizations, or CROs, to monitor and manage the clinical sites and investigators for our ongoing clinical programs, and to audit and verify the data produced by these parties. We also rely upon medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and in accordance with applicable legal and regulatory requirements. These third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. These third parties are not our employees, and except for remedies available to us under our agreements with such third parties, there is no guarantee that any such third party will devote adequate time and resources to our clinical trial. If any CROs engaged by us or any other third parties upon which we rely for administration and conduct of our clinical trials do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, or if they otherwise perform in a substandard manner, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to complete development of, obtain regulatory approval for, or successfully commercialize our product candidates. We plan to rely heavily on these third parties for the execution of our planned Phase 3 clinical trial of BOW015 in Europe and for other clinical trials for products we are developing or may develop in the future, and will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities.

We and any CROs that we engage are required to comply with Good Clinical Practice, or GCP, requirements which are regulations and guidelines enforced by regulatory authorities around the world for products in clinical development. Regulatory authorities enforce these GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we or any of our CROs fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and our submission of marketing applications may be delayed or the regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot provide any assurance that, upon inspection, a regulatory authority will determine that any of our clinical trials comply or complied with applicable GCP regulations. In addition, our clinical trials must be conducted with product produced under current Good Manufacturing Practices, or cGMP, regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Phase 3 clinical trials, such as that planned for BOW015 in Europe, require a substantial number of patients that can allow statistically significant results. Delays in site initiation or unexpectedly low patient recruitment rates may delay the results of the clinical trial. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed. Further, if our relationship with any CRO that we engage to perform services on our behalf is terminated, we may be unable to enter into arrangements with an alternative CRO on commercially reasonable terms, or at all. Switching or adding CROs can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationship with our CROs, there can be no assurance that we will not encounter such challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition or results of operations.

We rely on third parties, and in some cases a single third-party, to manufacture preclinical and clinical supplies of our product candidates and to store critical components of our product candidates for us. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product candidates, or fail to do so at acceptable quality levels or prices.

We do not have the infrastructure or capability internally to manufacture supplies of our biosimilar product candidates for use in the conduct of our preclinical and clinical studies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale, and we do not intend to establish such independent manufacturing capacity in the future. We rely on third party manufacturers, including our Indian-based contract manufacturer, Reliance Life Sciences, or RLS, to manufacture and supply us with our biosimilar candidate BOW015 for our preclinical and clinical studies, and for commercialization by our partner Ranbaxy in India and certain North African and Asian countries. We also have an agreement with Fujifilm Diosynth Biotechnologies U.S.A., Inc. for clinical and commercial supply of BOW015 and for process development with a view to future clinical and commercial supply of our pipeline product candidates. Developing successful scale up techniques for manufacture of our biosimilar product candidates for commercial quantities will be time consuming and may not yield the quantities of product that we anticipate, which may have a material impact on our ability to successfully commercialize our product candidates. Moreover, the market for contract manufacturing services for protein therapeutics is highly cyclical, with periods of relatively abundant capacity alternating with periods in which there is little available capacity. If any need we have for contract manufacturing services increases during a period of industry-wide production capacity, we may not be able to produce our product candidates on a timely basis or on commercially viable terms. Although we generally do not begin a clinical study unless we believe we have a sufficient supply of a product candidate to complete such study, any significant delay or discontinuity in the supply of a product candidate for an ongoing clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

Reliance on third party manufacturers entails additional risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing agreement by the third party, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, third party manufacturers may not be able to comply with applicable good manufacturing practice requirements or similar regulatory requirements applicable at their facilities in countries outside the United States and Europe. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or any other product candidates or products that we may develop. Any failure or refusal to supply the components for our product candidates that we may develop could delay, prevent or impair our clinical development or commercialization efforts. Although we endeavor, and will continue to do so in the future, to establish alternative sources of supply for BOW015 and our future product candidates in order to protect against any disruption in product supply, we cannot assure you that we will be able to find a suitable alternative manufacturer who is permitted to supply product under applicable regulatory laws, or to enter into appropriate agreements with such third parties on commercially reasonable terms, or at all. If our contract manufacturers were to breach or terminate their manufacturing arrangements with us, the development or commercialization of the affected products or product candidates could be delayed, which could have an adverse effect on our business. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

If any of our product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, any contract manufacturer that we engage may need to increase manufacturing capacity. If we are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of these products or to meet future demand, our revenue and gross margins could be adversely affected. Although we believe that we will not have any material supply issues, we cannot be certain that we will be able to obtain long-term supply arrangements for our product candidates or materials used to produce them on acceptable terms, if at all. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

We also rely on third parties to store the BOW015 master and working cell bank, and those of our pipeline product candidates. We have one master cell bank and one working cell bank and believe we would have adequate backup should any cell bank be lost in a catastrophic event. However, it is possible that we could lose multiple cell banks and have our manufacturing severely impacted by the need to replace the cell banks, which could materially and adversely affect our business, financial condition and results of operations.

Where we apply our In Market, For Market strategy for commercialization of our product candidates in emerging markets, we expect to transfer our cell lines and certain proprietary manufacturing technology to our third party partners in order to permit locally-based manufacture by our partners of our biosimilar products. If our alliances with these partners terminate, our business could be harmed if such former partners continue to use our technology in such countries following termination, in breach of our agreements with them.

Under our proposed collaboration with Livzon, and under future In Market, For Market collaborations, we expect to transfer the manufacture and certain development and commercialization responsibilities for BOW015 and certain of our pipeline product candidates to Livzon and other future collaborators, along with certain of our SCALE manufacturing technology, and to provide technical assistance in such territories to assist our partners in establishing manufacturing capacity or modifying their existing manufacturing capacity for the production of our biosimilar product candidates. If our alliances with Livzon and any future partners are not successful, or our agreements with such partners are terminated, our agreements will include terms that require the partners to immediately cease any use of our technology, and to return to us any tangible embodiments of such technology, including our cell lines. However, our former partners may fail to comply with these terms, and may continue to use our technology to manufacture and sell biosimilar products in such countries, in breach of our agreements with them. In such case, we may be forced to enforce our contractual and intellectual property rights in the applicable countries, which would be time-consuming and costly, and would divert substantial management time and resources from other aspects of our business. Further, although we endeavor to include dispute resolution provisions in our agreements that are fully enforceable irrespective of the jurisdiction, including by the use of arbitration, countries outside the United States where we have In Market, For Market collaborations may not provide the same level of protection for our contractual and intellectual property rights, and there is no guarantee that we would be successful in preventing a party to whom we have transferred our technology from continuing to use our cell lines and technology to manufacture biosimilar products, in which case our business in those countries could be adversely affected.

In certain countries where we expect to commercialize our product candidates, under applicable laws, it is necessary for us to rely on locally established third parties, to act as the holder of marketing approvals or authorizations for our product candidates in such countries. Our business could be harmed if those third parties fail to comply with the terms of such marketing authorizations or approvals, or fail to act in accordance with our instructions in relation to the marketing and sale of our product candidates covered by such authorizations or approvals.

In some circumstances, it may be necessary as a matter of applicable local law, for the marketing and manufacturing approvals for our biosimilar products to be held by a third party that is not one of our affiliates. For example, our marketing approval in India for BOW015 is currently held in the name of our manufacturing partner, RLS, which also holds the manufacturing approval for BOW015. The marketing approval held by RLS for manufacture and sale of infliximab in India is based on and is specific to the data arising from our clinical trials conducted with respect to BOW015, which data is owned solely by us, and RLS therefore has no right to commercialize BOW015 in India or in any other country independently of us on the basis of such marketing authorization. Although we have a manufacturing and supply agreement in place with RLS that includes provisions that permit us to have oversight over RLS’s activities in order to protect against breach by RLS of the terms of such marketing approval, and we will seek to include equivalent contractual protections in future agreements with third parties that hold regulatory approvals on our behalf, there is no guarantee that RLS or any other such third party will comply with the terms of the marketing authorization for the applicable biosimilars or with applicable laws. Where permissible under applicable laws, we also seek to provide for transfer of rights in any regulatory approval to an alternative holder on termination of our agreements with such third parties, and we also endeavor, and will continue to do so in the future, to establish alternative sources of supply for BOW015 and our future product candidates in order to protect against any disruption in product supply. However, we cannot assure you that we will be able to find an alternative holder for any such regulatory approvals in a timely fashion, or to enter into appropriate agreements with such third parties on commercially reasonable terms, or at all. Any non-compliance with applicable laws or the terms of regulatory approvals by such third parties could result in the permission to market and sell the applicable product candidate being revoked in one or more countries, which would materially jeopardize our right to commercialize BOW015 in India and such other countries.

We expect to partner with third parties, including under our proposed collaboration with Livzon, in connection with the development of certain of our product candidates. If we do not mutually agree upon terms with our prospective partners governing such collaborations within the period for negotiation of such terms, we may not be able to proceed with the development and commercialization of our product candidates in the affected countries. Even if we do enter into such agreements, and we believe that the development of our technology and product candidates is promising, our partners may choose not to proceed with such development.

We have entered into a binding term sheet with Livzon for development and commercialization of BOW015 and up to four other biosimilar pipeline products in China and related territories. This proposed collaboration with Livzon is based on our In Market, For Market strategy, under which we would work with Livzon to establish local manufacturing capacity for the relevant product candidates. Our binding term sheet sets forth a specified period for negotiation of a definitive agreement that will formalize all of the terms of such collaboration. If we fail to mutually agree upon terms governing our prospective collaborations with Livzon within the specified negotiation period, subject to any agreed-upon extension of such period, then this term sheet will expire, and we may not be able to progress our plans to develop and commercialize our product candidates in China. Although we believe that there are appropriate alternative partners in each territory, there is no guarantee that we could identify and negotiate satisfactory terms with any such alternative partner, or that we could do so in a timeframe that would not compromise our ability to commercialize our product candidates.

Our agreements with our partners will often include the right for our partner to terminate the agreement on short notice upon the occurrence of certain circumstances. Accordingly, even if we enter into agreements with third party partners in all of the territories where we intend to pursue commercialization of our product candidates, and we believe that the development of such product candidates are worth pursuing, our partners may choose not to continue with such development. If any of our partnerships are terminated, we may be required to devote additional resources to the development of our product candidates or seek a new partner on short notice, and the terms of any additional partnerships or other arrangements that we establish may not be favorable to us, if an alternative partner is even available.

We are also at risk that our partnerships or other arrangements may not be successful. Factors that may affect the success of our partnerships include the following:

•	our partners may incur financial and cash-flow difficulties that force them to limit or reduce their participation in our joint projects;

•	our partners may be pursuing alternative technologies or developing alternative products that are competitive to our technology and products, either on their own or in partnership with others;

•	our partners may terminate their partnerships with us, which could make it difficult for us to attract new partners or adversely affect perception of us in the business and financial communities; and

•	our partners may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to us.

If we cannot maintain successful partnerships, our business, financial condition and operating results may be adversely affected.

International expansion of our business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

Our business strategy incorporates significant international expansion, with initial focus on emerging markets such as India, China and Brazil. We plan to engage in manufacturing, maintain sales representatives and conduct clinical trials outside of the United States. Doing business internationally involves a number of risks, including but not limited to:

•	multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	limits in our ability to penetrate international markets;

•	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation, and insurance; and

•	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

Risks Related to Financial Results, Need for Additional Financing and Debt Arrangements

We will require substantial additional funds to obtain regulatory approval for and commercialize our biosimilar product candidates and any future pipeline product candidates and, if additional capital is not available, we may need to limit, scale back or cease our operations.

Since our inception, we have devoted substantial resources to the preclinical and clinical development of our most advanced biosimilar product candidate, BOW015, a proposed biosimilar of Remicade (infliximab). With respect to our commencement of Phase 3 trial for BOW015 in Europe in 2015, we will incur substantial costs associated with such trials. We believe that we will continue to expend substantial resources for the foreseeable future for the clinical development of our current pipeline of biosimilar product candidates, including under our intended collaboration with Livzon in China and the development of any other indications and product candidates we may choose to pursue. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of BOW015 in all of the markets in which we plan to commercialize the product, and our pipeline of other product candidates.

We believe that the net cash and cash equivalents associated with this merger, together with our existing cash and cash equivalents and proceeds from the recent issuance of Series B convertible preferred stock and convertible notes, will be sufficient to fund our operations into the third quarter of 2015. We may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. We may also seek to raise additional funds before that time if our research and development expenses exceed current expectations, our collaboration funding is less than current assumptions or expectations, or we encounter obstacles to our development and commercialization of our product candidates that were not anticipated. This could occur for many reasons, including:

•	our product candidates require more extensive clinical or pre-clinical testing, our research and development programs for our product candidates do not proceed as expected, our clinical trials take longer to complete than we currently expect or our clinical trials are not successful;

•	we advance more of our product candidates than expected into costly later stage clinical trials;

•	we advance more of our pre-clinical product candidates than expected into early stage clinical trials;

•	our revenue generating collaboration agreements are terminated;

•	the time and costs involved in obtaining regulatory approvals are higher than anticipated in one or more jurisdictions where we are seeking to manufacture and/or market our products;

•	some or all of our product candidates fail in clinical or pre-clinical studies or prove to be less commercially promising than we expect or we are forced to seek additional product candidates;

•	we are required, or consider it advisable, to acquire or license rights from one or more third parties;

•	we determine to enter into a business combination or acquire or license rights to additional product candidates or new technologies;

•	the cost of regulatory, manufacturing and commercialization activities, if any, relating to our product candidates, are higher, or take longer to establish than anticipated; and

•	we are subject to litigation in relation to our activities with respect to our product candidates, including potential patent litigation with innovator companies or others who may hold patents.

While we expect to seek additional funding through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of any financings may be dilutive to, or otherwise adversely affect, holders of Zalicus common stock, including the current holders of Epirus capital stock that will receive shares of Zalicus common stock in the merger. We may also seek additional funds through arrangements with collaborators or others. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products, and we may not be able to enter into such agreements on acceptable terms, if at all. The arrangements also may include issuances of equity, which may also be dilutive to, or otherwise adversely affect, holders of Zalicus common stock, including the current holders of Epirus capital stock that will receive shares of Zalicus common stock in the merger. There can be no assurance that we will be able to access equity or credit markets in order to finance our operations or expand development programs for any of our product candidates, or that there will not be a further deterioration in financial markets and confidence in economies. We may also have to scale back or further restructure our operations. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our research or development programs.

Zalicus and Epirus have a history of operating losses. We expect to incur significant operating losses and may never be profitable. Zalicus common stock is a highly speculative investment.

Zalicus commenced operations in March 2000 and has no approved products of its own and has generated no direct product revenue. Zalicus has incurred operating losses since Zalicus’ inception in 2000. As of December 31, 2013, Zalicus had an accumulated deficit of $379.6 million. Epirus has historically incurred operating losses as well, and has never been cash-positive, and as of December 31, 2013, Epirus had an accumulated deficit of $44.7 million. We have spent, and expect to continue to spend, significant resources to fund research and development of our product candidates and to enhance our drug discovery technologies. We expect to incur substantial operating losses over the next several years due to our ongoing research, development, pre-clinical testing, and clinical trial activities. As a result, our accumulated deficit will continue to increase.

Our product candidates are in the early stages of development and may never result in any revenue. We will not be able to generate product revenue unless and until one of our product candidates successfully completes clinical trials and receives regulatory approval. We may seek to obtain revenue from collaboration or licensing agreements with third parties. Our current collaboration and license agreements may not provide us with material, sustainable ongoing future revenue, and we may not be able to enter into additional collaboration agreements. Even if we eventually generate product revenues, we may never be profitable, and if we ever achieve profitability, we may not be able to sustain it.

Risks Related to Regulatory Approvals

The regulatory approval process is costly and lengthy and, for biosimilar products, still evolving. We may not be able to successfully obtain all required regulatory approvals.

The pre-clinical development, clinical trials, manufacturing, marketing, testing, approval, and labeling of pharmaceutical and biological products, including biosimilars, are all subject to extensive regulation by numerous regulatory authorities throughout the world. We or our collaborators must obtain regulatory approval for product candidates before marketing or selling any of them. The approval process is typically lengthy and expensive, and approval is never certain. It is not possible to predict with any specificity how long the approval processes of the applicable regulatory authorities for any of our products will take or whether any such approvals ultimately will be granted on a timely basis or at all. Moreover, we expect to seek regulatory approvals in jurisdictions in which we have limited experience navigating the regulatory frameworks, or where the regulatory frameworks for the approval of biosimilars are not well-developed and are constantly evolving. In particular, the regulatory standards applicable to establish biosimilarity vary by jurisdiction. The last ten years has seen the establishment in many jurisdictions of a formal regulatory regime for review and approval of biosimilar products, but these regimes are at differing stages of development, with often limited harmonization between major jurisdictions. We plan to continue to analyze and incorporate into our biosimilar development plans any new laws, regulations, or policies promulgated or established by relevant authorities. The costs of development and approval, along with the probability of success for our biosimilar product candidates, will be dependent upon application of any laws and regulations issued by the relevant regulatory authorities.

Regulatory agencies generally have substantial discretion in the pharmaceutical and biologic/biosimilar approval processes, and positive results in pre-clinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, pre-clinical and clinical testing of products can take many years and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Any delay in obtaining, or failure to obtain, approvals could prevent or adversely affect the marketing of our products or our collaborator’s products and our ability to generate product revenue. The risks associated with the approval process include delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product or medical device to meet a regulatory agency’s requirements for safety, efficacy and quality. In addition, regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed.

Clinical trials can be delayed for a variety of reasons, including delays related to:

•	ongoing discussions with the regulatory authorities regarding the scope or design of clinical trials, or obtaining approval from regulatory authorities to commence a trial;

•	delays or the inability to obtain required approvals from ethics committees or other governing entities at clinical sites selected for participation in our clinical trials;

•	delays in enrolling patients and volunteers into clinical trials;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	the need to repeat clinical trials as a result of inconclusive or negative results or poorly executed testing;

•	lack of effectiveness of a product candidate in other clinical trials;

•	lack of sufficient funds for further clinical development;

•	insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct clinical trials;

•	unfavorable regulatory inspection of a manufacturing, testing, labeling or packaging facility for drug substance or drug product;

•	unfavorable regulatory inspection and review of a clinical or pre-clinical trial site or records of any clinical or pre-clinical investigation;

•	serious and unexpected drug-related side effects or serious adverse safety events experienced by participants in clinical trials or by patients following commercialization; or

•	the placement of a clinical hold on a product candidate in an ongoing clinical trial.

Positive or timely results from pre-clinical studies and early clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by regulatory authorities. Product candidates that show positive pre-clinical or early clinical results often fail in later stage clinical trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit, or prevent regulatory approvals.

We may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of patients, or begin or successfully complete clinical trials in a timely fashion, if at all. Any failure to perform may delay or terminate the trials. Our current clinical trials may be insufficient to demonstrate that our potential products are active, safe, or effective and as a result we may decide to abandon further development of such product candidates. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays. If we do not receive the necessary regulatory approvals, we will not be able to generate product revenues and will not become profitable. We may encounter significant delays in the regulatory process that could result in excessive costs that may prevent us from continuing to develop our product candidates. In addition, the failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties, product recalls, withdrawal of product approval, mandatory restrictions or other actions that could impair our ability to conduct our business.

Even if we receive regulatory approvals for our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. If we fail to comply with continuing regulatory requirements, we could lose regulatory approvals, and our business would be adversely affected.

Even if we obtain regulatory approvals for our product candidates, we will be subject to extensive and continued regulatory review regarding manufacturing, labeling, packaging, distribution, adverse event reporting, storage, import, export, advertising, promotion and recordkeeping, among other activities. These requirements include submissions of safety and other post-marketing information and reports, manufacturing facility registration and inspection, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals;

•	product seizure or detention, recalls, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The laws, regulations, and policies of the regulatory authorities may change and additional laws, regulations, and policies may be enacted or established that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Risks Related to Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

Our success will depend on our ability to obtain and maintain adequate protection of our intellectual property, including our proprietary products or product candidates. We intend to apply for patents with claims covering our products, product candidates, technologies and processes, when and where we deem it appropriate to do so and plan to take other steps to protect our intellectual property. We have applied for patent protection covering our clinical and pre-clinical product candidates in the United States, and some, but not all, foreign countries. In countries where we have not and do not seek patent protection, third parties may be able to manufacture and sell our products without our permission, and we may be unable to stop them from doing so.

Similar to other biotechnology companies, our patent position is generally uncertain and involves complex legal and factual questions. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and other biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in non-United States jurisdictions. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In addition, our existing patents and any future patents may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around our patents. Our patents may be challenged, invalidated or fail to provide any competitive advantages.

The United States Patent and Trademark Office and similar agencies in foreign jurisdictions may not agree with our view that our combination product candidates are patentable or novel and non-obvious, and on this basis may deny patent protection. Even if we receive patent protection, others may attempt to invalidate our patent or trade secret rights. Even if our patent or trade secret rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of intellectual property rights.

If we do not obtain or are unable to maintain adequate patent or trade secret protection for products in the United States, competitors could duplicate them without repeating the extensive testing that we will be required to undertake to obtain approval of the products by the FDA and other regulatory authorities. Regardless of any patent protection, under the current statutory framework the FDA is prohibited by law from approving any generic version of any of Zalicus’ product candidates for five years after it has approved Zalicus’ product candidates. Upon the expiration of that period, or if that time period is altered, the FDA could approve a generic version of Zalicus’ product unless we have patent protection sufficient to enforce our rights. Without sufficient patent protection, the applicant for a generic version of Zalicus’ product would be required only to conduct a relatively inexpensive study to show that its product is bioequivalent to Zalicus’ product and would not have to repeat the studies that we conducted to demonstrate that the product is safe and effective. In the absence of adequate patent protection in other countries, competitors may similarly be able to obtain regulatory approval of products that duplicate Zalicus’ products.

We may not be able to develop or commercialize our product candidates due to intellectual property rights held by third parties.

Although we aim to launch our biosimilar product candidates in markets where we are not aware of any valid patent protection covering the reference biologic product, or in some cases where the fundamental patent protection for the reference product has expired, if a third party holds a patent to a formulation technology related to Zalicus’ or Epirus’ planned formulation of a product candidate, we may not be able to develop or commercialize such product candidates without first obtaining a license to such patent, or waiting for such patent to expire. Our business will be harmed if we are unable to use the optimal formulation of our product candidates, which may occur because the formulations or methods of use are covered by one or more third-party patents, and a license to such patents is unavailable or is only available on terms that are unacceptable. In the case of our biosimilar product candidates, this may prevent us from establishing the equivalence to the reference biologic product required to gain regulatory approval for sale of such biosimilar product within a time frame that would make the commercialization of the affected biosimilar product candidate commercially viable.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain or enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents. This includes our rights in our proprietary SCALE technology, which is critical to the success of our In Market, For Market strategy for commercialization of our product candidates in emerging markets.

As part of our efforts to protect our trade secrets and other confidential information, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements upon the commencement of their relationships with us, and we include equivalent provisions in all of our material collaboration and license agreements. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. A breach of confidentiality could significantly affect our competitive position. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. To the extent that our employees, consultants or contractors use any intellectual property owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Also, third parties, including our competitors, may independently develop substantially equivalent proprietary information and technologies or otherwise lawfully gain access to our trade secrets and other confidential information. In such a case, we would have no right to prevent such third parties from using such proprietary information or technologies to compete with us, which could harm our competitive position.

In addition, where we enter into In Market, For Market collaborations to develop and commercialize our product candidates in emerging markets, these collaborations are expected to involve the establishment in such countries of independent manufacturing capacity for the applicable product candidates. Establishing such manufacturing capacity is expected to involve certain technology transfer by us to our strategic partners, and the provision by us of technical assistance in connection with such transfer. If our agreements with our collaborators are terminated, although these agreements provide that our former partners have no further rights in the transferred technology, such third parties could use the technology and know-how they received from us to continue to develop and commercialize the applicable products, in breach of our agreements with them, and which would materially impact our revenues from commercialization of our product candidates. In such case, it may be necessary for us to become involved in litigation or arbitration to retain and defend our rights in such technology, and to prevent such commercialization. Any such proceedings, which would be likely to be conducted in a country outside the United States would be costly and time consuming, and would divert significant management time and resources, with no guarantee of a successful outcome.

Litigation or third-party claims of intellectual property infringement could require substantial time and money to resolve. Unfavorable outcomes in these proceedings could limit our intellectual property rights and our activities.

We may need to resort to litigation to enforce or defend our intellectual property rights, including any patents issued to us. If a competitor or collaborator files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time consuming interference proceeding before the United States Patent and Trademark Office or equivalent patent bodies in other territories. We cannot guarantee that our product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Third parties may assert that we are employing their proprietary technologies without authorization and they may resort to litigation to attempt to enforce their rights. Third parties may have or obtain patents in the future and claim that the use of our technology or any of our product candidates infringes their patents. We may not be able to develop or commercialize product candidates because of patent protection others have. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign our product candidates or processes to avoid actual or potential patent or other intellectual property infringement.

Our efforts to obtain, protect and defend our patent and other intellectual property rights, whether we are successful or not, may require us to incur substantial costs, including the diversion of management and technical personnel. An unfavorable ruling in patent or intellectual property litigation could subject us to significant liabilities to third parties, require us to cease developing, manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties, or result in awards of substantial damages against us. In addition, defending patent or other intellectual property litigation, whether we are successful or not, can be very expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. During the course of any patent litigation, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the market price of Zalicus common stock may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third-party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our products could seriously harm our business and prospects.

Industry Related Risks

If efforts by manufacturers of reference products to delay or limit the use of biosimilars are successful, our sales of biosimilar products may suffer.

Many manufacturers of reference products have increasingly used legislative, regulatory and other means in attempts to delay regulatory approval of and competition from biosimilars. These efforts have included sponsoring legislation to prevent pharmacists from substituting biosimilars for prescribed reference products or to make such substitutions more difficult by establishing notification, recordkeeping, and/or other requirements, as well as seeking to prevent manufacturers of biosimilars from referencing the brands of the innovator products in biosimilar product labels and marketing materials. If these or other efforts to delay or block competition are successful, we may be unable to sell our biosimilar product candidates, which could have a material adverse effect on our sales and profitability.

Foreign governments tend to impose strict price controls, which may adversely affect our revenue, if any.

In some foreign countries, the pricing of prescription pharmaceuticals is subject to governmental control. This is likely also to apply to pricing of biosimilar products. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We may have significant product liability exposure which may harm our business and our reputation.

Although our product candidates are biosimilar products, and are designed to be equivalent against reference products that have an established safety record in the indications in which they are marketed and used, we face a risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may incur liability if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for BOW015, or any future product candidates;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants or cancellation of clinical trials;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products we develop.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could impact the commercialization of BOW015, and any future products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $5 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses in all the jurisdictions in which we seek to market and sell our products. As we obtain approvals for marketing BOW015 and any other product candidates in more jurisdictions, we intend to expand our insurance coverage to include the sale of such products; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

We use and generate materials that may expose us to expensive and time-consuming legal claims.

Our development programs involve the use of hazardous materials, chemicals, and biological materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture, storage, and disposal of materials and waste products. We believe that our safety procedures for handling these materials comply with the standards prescribed by laws and regulations. However, we may incur significant costs to comply with current or future environmental laws and regulations. In addition, we cannot completely eliminate the risk of contamination or injury from hazardous materials. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our insurance, and we may not be able to maintain insurance on acceptable terms, if at all.

Risks Related to an Investment in Our Common Stock

A reverse split of Zalicus common stock could adversely impact our company and the trading of our common stock.

In connection with the merger, Zalicus plans to effect reverse stock split of its common stock to enable it to comply with The NASDAQ Capital Market’s minimum bid price listing requirement. Notwithstanding the reverse stock split and compliance with The NASDAQ Capital Market’s minimum bid price listing requirement, Zalicus may not be able to maintain a price per share of our common stock in excess of $1.00 per share or the additional criteria for continued listing of our common stock set forth by The NASDAQ Capital Market. The occurrence of any future non-compliance with The NASDAQ Capital Market’s minimum bid price or other listing requirements may have a material adverse effect on our stock price, our business and our prospects.

Our common stock has a volatile public trading price.

The market price for our common stock has been volatile, and market prices for securities of companies comparable to us have been highly volatile. In addition, the stock market as a whole and biotechnology and other life science stocks in particular have experienced significant recent price volatility. Like our common stock, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. Factors giving rise to this volatility may include:

•	regulatory developments in both the United States and abroad;

•	developments concerning proprietary rights, including patents and litigation matters;

•	disclosure of new collaborations or other strategic transactions;

•	public concern about the safety or efficacy of our product candidates or technology, their components, or related technology or new technologies generally;

•	public announcements by our competitors or others regarding new products or new product candidates; and

•	general market conditions and comments by securities analysts and investors.

Fluctuations in our operating losses could adversely affect the price of our common stock.

Our operating losses may fluctuate significantly on a quarterly basis. Some of the factors that may cause our operating losses to fluctuate on a period-to-period basis include the status of our clinical and pre-clinical development programs, level of expenses incurred in connection with our clinical and pre-clinical development programs, restructuring costs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, and compliance with regulatory requirements. Period-to-period comparisons of our historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Our fluctuating losses may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.

Anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult and could result in the entrenchment of management.

We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures. The existence of the following provisions of Delaware law and our sixth amended and restated charter, as amended, or our amended and restated bylaws could limit the price that investors might be willing to pay in the future for shares of our common stock.

Our charter authorizes our board of directors to issue up to 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock and vote the stock they acquire to remove management or directors.

Our charter also provides staggered terms for the members of our board of directors. Under Section 141 of the Delaware General Corporation Law and our charter, our directors may be removed by stockholders only for cause and only by vote of the holders of 75% of voting shares then outstanding. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control without the consent of our board of directors. These provisions could also delay the removal of management by the board of directors with or without cause. In addition our amended and restated bylaws limit the ability our stockholders to call annual meetings of stockholders.

Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors uses its authority to accelerate vesting of options, this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction in advance.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ZALICUS

The following table presents selected historical consolidated financial data of Zalicus. The selected financial data of Zalicus for each of the years ended December 31, 2013, 2012 and 2011, and as of December 31, 2013 and 2012 are derived from Zalicus’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2013, as amended by the Form 10-K/A filed on April 30, 2014, which is referred to in this joint proxy statement/prospectus as the Zalicus 2013 10-K, and which is incorporated by reference into this joint proxy statement/prospectus. The selected financial data of Zalicus for each of the years ended December 31, 2010 and 2009, and as of December 31, 2011, 2010 and 2009, have been derived from Zalicus’ audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except per share data)
Statement of Operations Data
Revenue	$17,273	$46,741	$8,184	$12,550	$14,731
Net (loss) income from continuing operations	$1,284	$(35,045)	$(42,043)	$(44,327)	$(38,617)
Gain on discontinued operations	$14,104	$—	$—	$—	$—
Net (loss) income	$15,388	$(35,045)	$(42,043)	$(44,327)	$(38,617)
Basic (loss) earnings per common share	$2.47	$(2.54)	$(2.59)	$(2.27)	$(1.68)
Diluted (loss) earnings per common share	$2.46	$(2.54)	$(2.59)	$(2.27)	$(1.68)
Dividends declared per common share	$—	$—	$—	$—	$—
Balance Sheet Data (at year end)
Cash, cash equivalents and short-term investments	$23,330	$44,619	$47,874	$34,590	$17,958
Working Capital	$18,350	$38,803	$35,663	$18,738	$5,850
Total assets	$88,152	$82,669	$79,883	$61,375	$32,106
Total debt, excluding current portion	$—	$2,523	$15,099	$8,772	$2,132
Accumulated deficit	$(219,608)	$(254,653)	$(296,696)	$(341,023)	$(379,640)
Zalicus stockholders’ equity	$52,913	$62,997	$43,913	$31,026	$14,182
Statement of Cash Flows Data
Net cash provided by (used in):
Operating activities	$(24,994)	$18,678	$(33,376)	$(38,489)	$(29,735)
Investing activities	$23,373	$(27,563)	$(3,620)	$15,325	$29,886
Financing activities	$2	$2,935	$36,938	$24,943	$13,286

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial data as of and for the year ended December 31, 2013 gives effect to the proposed merger of Zalicus and Epirus, which will be accounted for as a “reverse merger” under the acquisition method of accounting for business combinations with Epirus treated as the accounting acquirer. Epirus was determined to be the accounting acquirer based upon the terms of the merger and other factors, such as relative voting rights and the composition of the combined company’s board and senior management. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read in conjunction with, the historical financial statements of Zalicus incorporated by reference into this joint proxy statement/prospectus, the unaudited pro forma condensed combined financial statements that appear elsewhere in this joint proxy statement/prospectus, including the footnotes thereto, and the historical financial statements of Epirus, that appear elsewhere in this joint proxy statement/prospectus. See the sections entitled, “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements,” for additional information.

The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated in the unaudited pro forma condensed combined financial statements or that will be realized upon the consummation of the proposed merger.

Unaudited Pro Forma Combined
Year Ended December 31, 2013
(in thousands, except per share amounts)
Statement of Operations Data
Total revenue	$14,731
Loss from operations	$(52,331)
Net loss	$(60,065)
Net loss per common share, basic and diluted	$(0.31)

As of December 31, 2013
(in thousands)
Balance Sheet Data
Cash, cash equivalents and short-term investments	$19,756
Working capital	$(12,910)
Total assets	$62,255
Total debt, excluding current portion	$2,141
Accumulated deficit	$(49,477)
Total stockholders’ equity	$20,987

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the year ended December 31, 2013 reflect the merger and related transactions as if they had occurred on January 1, 2013. The information in the table is based on, and should be read together with, the historical financial statements of Zalicus incorporated by reference into this joint proxy statement/prospectus, the unaudited pro forma condensed combined financial statements that appear elsewhere in this joint proxy statement/prospectus, including the notes thereto, and the historical financial statements of Epirus, that appear elsewhere in this joint proxy statement/prospectus. See the sections entitled, “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

The unaudited pro forma combined data is presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. Zalicus and Epirus have not declared or paid any dividends during the periods presented.

As of and for the Year Ended December 31, 2013
Epirus:
Book value per share
Historical	$(22.03)
Pro forma combined	$0.11
Basic and diluted net loss per share
Historical	$(11.70)
Pro forma combined	$(0.31)

Zalicus:
Book value per share
Historical	$0.54
Basic and diluted net loss per share
Historical	$(1.68)

COMPARATIVE MARKET PRICE INFORMATION

Zalicus

Zalicus’ common stock currently trades on The NASDAQ Capital Market under the symbol “ZLCS” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). The following table shows the high and low sales price per share for the common stock by quarter, as reported by The NASDAQ Capital Market for the periods indicated:

	High		Low
Fiscal Year Ended December 31, 2012
First Quarter		$7.62		$5.88
Second Quarter		$8.70		$4.56
Third Quarter		$8.88		$4.44
Fourth Quarter		$4.56		$2.58
Fiscal Year Ended December 31, 2013
First Quarter		$4.98		$3.60
Second Quarter		$4.20		$2.88
Third Quarter		$7.20		$2.82
Fourth Quarter		$8.28		$0.88
Fiscal Year Ending December 31, 2014
First Quarter		$1.92		$1.12
Second Quarter (through [—], 2014)	$	[—]	$	[—]

On April 15, 2014, the last full trading day immediately preceding the public announcement of the merger, and on [—], 2014, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus, the last reported sales prices of Zalicus’ common stock, as reported by The NASDAQ Capital Market, were $1.03 per share and $[—] per share, respectively. You are encouraged to obtain current trading prices for Zalicus’ common stock in considering whether to vote on the matters being considered at the annual meeting.

As of May 16, 2014, there were approximately [—] holders of record of Zalicus’ common stock.

Zalicus has not paid cash dividends on its common stock and has no intention to do so in the foreseeable future.

Epirus

Epirus’ capital stock is not listed for trading on any securities exchange, and Epirus does not currently file reports with the SEC.

As of May 1, 2014, there were approximately 13 holders of record of Epirus common stock, 6 holders of record of Series A preferred stock, and 11 holders of record of Series B preferred stock.

Epirus has not paid cash dividends on its capital stock and has no intention to do so in the foreseeable future.

ZALICUS ANNUAL MEETING

This joint proxy statement/prospectus is being sent to Zalicus stockholder in order to provide important information regarding the merger in connection with the solicitation of proxies by Zalicus’ board of directors for use at the annual meeting of its stockholders and at any adjournment or postponement of the annual meeting.

Date, Time and Place of the Annual Meeting

Zalicus will hold its annual meeting of its stockholders on [—], 2014, at [—] a.m., local time, at the offices of Goodwin Procter LLP, Conference Center, Second Floor, Exchange Place, 53 State Street, Boston, Massachusetts 02109.

Matters for Consideration

At the Zalicus annual meeting, Zalicus stockholders will be asked to consider and vote upon the following:

•	Proposal No. 1 to approve the issuance of shares of Zalicus common stock in the merger as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014, by and among Zalicus, EPIRUS Biopharmaceuticals, Inc., and BRunning, Inc., a wholly-owned subsidiary of Zalicus, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014, by and between Zalicus and Epirus;

•	Proposal No. 2 to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of Zalicus’ issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors and mutually agreed to by Zalicus and Epirus, would be combined and reclassified into one share of Zalicus common stock;

•	Proposal No. 3 to authorize an amendment to Zalicus’ sixth amended and restated Certificate of Incorporation to increase the number of authorized shares of common stock from 200,000,000 to 300,000,000, as described in the joint proxy statement/prospectus, the approval of which is necessary to enable Zalicus to issue the required number of shares of Zalicus common stock to Epirus stockholders in connection with the merger, and to change the name of Zalicus to “EPIRUS Biopharmaceuticals, Inc.” subject to the consummation of the merger;

•	Proposal No. 4 to approve an amendment to the 2004 Plan to increase the total number of shares of Zalicus common stock currently available for issuance under the 2004 Plan by 3,000,000 shares, after giving effect to the reverse stock split;

•	Proposal No. 5 to elect Michael Kauffman and W. James O’Shea as Class III members of the board of directors, to serve until Zalicus’ 2017 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of Zalicus will be reconstituted as described in the joint proxy statement/prospectus;

•	Proposal No. 6 to approve, on a non-binding, advisory basis, the compensation of the named executive officers;

•	Proposal No. 7 to approve, on a non-binding, advisory basis, the “golden parachute” compensation that may be paid or become payable to Zalicus’ named executive officers in connection with the merger; and

•	Proposal No. 8 to ratify the selection of Ernst & Young LLP as Zalicus’ independent registered public accounting firm for the fiscal year ending December 31, 2014.

Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the merger. Neither the issuance of Zalicus common stock in connection with the merger, the amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect the reverse stock split, nor the amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock and effect the name change will take place unless all of the Merger Proposals are approved by the Zalicus stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of Proposal Nos. 1, 2 and 3.

Zalicus stockholders may also be asked to consider and vote upon such other business as may properly come before the annual meeting, or any adjournment or postponement of the annual meeting. Zalicus is not aware of any business to be acted upon at the annual meeting other than the proposals set forth in this joint proxy statement/prospectus. If, however, other matters incident to the conduct of the annual meeting are properly brought before the annual meeting or any adjournment or postponement of the annual meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “FOR” Proposal Nos. 1 through 8, or if you execute and return your proxy without instruction, the proxies will be authorized to vote for any adjournment, postponement, continuations or rescheduling of the meeting.

Board of Directors’ Recommendations

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF ZALICUS COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1.

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AUTHORIZING AN AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF ZALICUS’ ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES BETWEEN AND INCLUDING [—] AND [—], SUCH WHOLE NUMBER TO BE DETERMINED BY THE ZALICUS BOARD OF DIRECTORS AND MUTUALLY AGREED TO BY ZALICUS AND EPIRUS, WOULD BE COMBINED AND RECLASSIFIED INTO ONE SHARE OF ZALICUS COMMON STOCK WHICH MAY BE NECESSARY FOR ZALICUS TO MAINTAIN ITS ELIGIBILITY FOR CONTINUED LISTING ON THE NASDAQ CAPITAL MARKET, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AUTHORIZATION. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2.

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 200,000,000 SHARES TO 300,000,000 SHARES AND CHANGE ZALICUS’ NAME TO “EPIRUS BIOPHARMACEUTICALS, INC.” SUBJECT TO THE CONSUMMATION OF THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS, AND HAS APPROVED SUCH AMENDMENT. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3.

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO THE 2004 PLAN TO INCREASE THE NUMBER OF SHARES OF ZALICUS COMMON STOCK CURRENTLY ISSUABLE UNDER THE 2004 PLAN BY 3,000,000 SHARES, AFTER GIVING EFFECT TO THE REVERSE SPLIT, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4.

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ELECTION OF MICHAEL KAUFFMAN, M.D. AND W. JAMES O’SHEA AS CLASS III MEMBERS OF THE BOARD OF DIRECTORS, TO SERVE UNTIL ZALICUS’ 2017 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL; PROVIDED, HOWEVER, THAT IF EACH OF THE MERGER PROPOSALS IS APPROVED AND THE MERGER IS COMPLETED, THE ZALICUS BOARD OF DIRECTORS WILL BE RECONSTITUTED AS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5.

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ADVISORY VOTE ON EXECUTIVE COMPENSATION IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ADVISORY VOTE. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6.

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ADVISORY VOTE. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7.

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS ZALICUS’ INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH RATIFICATION. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8.

Record Date

The record date for determining the Zalicus stockholders entitled to vote at the annual meeting is May 16, 2014. Only holders of record of Zalicus common stock as of the close of business on that date are entitled to vote at the annual meeting. As of the record date, there were [—] shares of Zalicus common stock issued and outstanding, held by approximately [—] stockholders of record. Each share of Zalicus common stock issued and outstanding as of the record date entitles its holder to cast one vote on each matter submitted for stockholder approval at the annual meeting.

Quorum and Vote Required

In order to conduct business at the annual meeting, a quorum must be present. The holders of a majority of the shares of common stock outstanding on the record date for the meeting, present in person or represented by proxy at the annual meeting, constitute a quorum under Zalicus’ amended and restated bylaws. Zalicus will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum.

The affirmative vote of a majority of the outstanding common stock on the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required for approval of Proposal Nos. 1, 4, 6, 7 and 8 above. The affirmative vote of a plurality of the votes properly cast at the Zalicus annual meeting is required for approval of Proposal No. 5.

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count “For,” “Against,” “Withhold” and “Abstain” votes, and broker non-votes. Abstentions and broker non-votes are counted as present and entitled to vote for quorum purposes. Abstentions are treated as having not voted and thus will have the same effect as an “Against” vote for Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4, 5, 6, 7 and 8. Similarly, broker non-votes will have the same effect as “Against” votes with respect to Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4, 5, 6, 7 and 8. If a Zalicus stockholder does not vote by proxy or attend the annual meeting in person, it will have the same effect as a vote “Against” Proposal Nos. 2 and 3, but will not be counted in determining whether Proposal Nos. 1, 4, 5, 6, 7 and 8 is approved.

Share Ownership of Management

As of April 22, 2014, the current directors and executive officers of Zalicus collectively beneficially owned or controlled approximately 3% of the shares entitled to vote at the Zalicus annual meeting. On April 15, 2014, the following stockholders of Zalicus, collectively beneficially owning or controlling approximately 3% of the outstanding voting stock of Zalicus, entered into voting agreements pursuant to which they have agreed to vote their shares in favor of the Zalicus proposals submitted at Zalicus’ annual meeting: Mark H.N. Corrigan, M.D., the president and chief executive officer and a director of Zalicus, Justin A. Renz, the executive vice president, the chief financial officer, secretary and treasurer of Zalicus, and Sally W. Crawford, Frank Haydu, William Hunter, M.D., Michael Kauffman, M.D., and W. James O’Shea, each a director of Zalicus. The voting agreements are described in the section “Voting Agreements” on page 108.

Adjournment and Postponement

Any adjournment of the annual meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. If the annual meeting is adjourned, Zalicus is not required to give notice of the time and place of the adjourned meeting if it is to take place within 30 days and if the time and place of the adjourned meeting are announced at the annual meeting, unless the Zalicus board of directors fixes a new record date for the annual meeting.

Voting and Revocation of Proxies

The Zalicus proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Zalicus board of directors for use at the Zalicus annual meeting.

Proxies and Voting Generally

If you are a stockholder of record and your shares are registered directly in your name, you may vote by proxy as instructed on the proxy card by mail, telephone or the Internet. Shares represented by a properly signed and dated proxy that is returned prior to the annual meeting, or shares properly voted by Internet or telephone prior to the deadline detailed and by following the instructions on the proxy card, will be voted at the annual meeting. Proxies that are properly signed and dated but that do not contain voting instructions will be voted “FOR” Proposal Nos. 1 through 5. The proxy holder may vote the proxy in his or her discretion as to any other matter that may properly come before the Zalicus annual meeting. Because Proposal Nos. 2 and 3 require the affirmative vote of a majority of the common stock of Zalicus outstanding on the record date, if you do not vote by proxy or by attending the annual meeting and voting in person, it will have the same effect as a vote “Against” Proposal Nos. 2 and 3, but will not be counted in determining whether Proposal Nos. 1, 4, 5, 6, 7 and 8 is approved.

As an alternative to voting by proxy, you may vote your shares in person at the annual meeting. If you attend the annual meeting, you may submit your vote in person, and any previous votes that you submitted by proxy will be superseded by the vote you cast in person at the annual meeting. If you plan to attend the Zalicus annual meeting and vote in person, please visit www.goodwinprocter.com/Directions.aspx for directions.

If your shares are held in street name and you wish to vote those shares in person at the annual meeting, you must obtain from the broker holding your Zalicus common stock a properly executed legal proxy identifying you as a Zalicus stockholder, authorizing you to act on behalf of the nominee at the annual meeting and identifying the number of shares with respect to which the authorization is granted.

Abstentions

Zalicus will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present but abstentions are not considered votes cast. Because the affirmative vote of a majority of the outstanding shares of Zalicus common stock is required for Proposal Nos. 2 and 3, if you mark your proxy “Abstain,” or if you attend the annual meeting in person and do not vote, it will have the effect of a vote “Against” Proposal Nos. 2 and 3. Because Proposal Nos. 1, 4, 6, 7 and 8 requires the affirmative vote of a majority of the votes properly cast at the annual meeting and because Proposal No. 5 requires a plurality of the votes properly cast at the annual meeting, if you mark your proxy “Abstain,” or if you attend the annual meeting in person and do not vote, it will not be counted towards the vote totals for and will have no effect on Proposal Nos. 1, 3, 4, 5, 6, 7 and 8.

Broker Non-Votes

If your shares are held in street name, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Under Delaware law, if you do not instruct your broker how to vote, your votes will not be counted as your broker cannot vote your shares of Zalicus common stock without specific instructions from you. Because the affirmative vote of a majority of the outstanding shares of Zalicus common stock is required to approve Proposal Nos. 2 and 3, if you do not instruct your broker how to vote, it will have the effect of a vote “Against” Proposal Nos. 2 and 3. Because Proposal Nos. 1, 4, 6, 7 and 8 requires the affirmative vote of a majority the votes properly cast at the annual meeting and because Proposal No. 5 requires a plurality of the votes properly cast at the annual meeting, if you do not instruct your broker how to vote, your vote will not be counted and will have no effect for Proposal Nos. 1, 4, 5, 6, 7 and 8.

How to Revoke a Proxy

You may revoke your proxy at any time before it is voted by notifying the Secretary in writing, by returning a signed proxy with a later date, by transmitting a subsequent vote over the Internet or by telephone, or by attending the annual meeting and voting in person. If your stock is held in street name, you must contact your broker or nominee for instructions as to how to change your vote.

Notices to the Secretary of Zalicus should be addressed to: Secretary, Zalicus Inc., 245 First Street, 3rd Floor, Cambridge, Massachusetts 02142.

Solicitation of Proxies and Costs

The cost of solicitation of proxies will be borne by Zalicus and, in addition to soliciting stockholders by mail through its regular employees, Zalicus may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have Zalicus common stock registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Zalicus has engaged MacKenzie Partners, Inc. to assist it in the distribution and solicitation of proxies at a fee not to exceed $40,000. Solicitation by Zalicus’ officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or telegraph following the original solicitation.

Assistance

If you need assistance in completing your proxy card or have questions regarding the annual meeting, please contact MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016, or by telephone at (212) 929-5500.

EPIRUS SPECIAL MEETING

This joint proxy statement/prospectus is being sent to Epirus stockholders in order to provide important information regarding the proposed merger in connection with the solicitation of proxies by Epirus’ board of directors for use at the special meeting of its stockholders and at any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

Epirus will hold a special meeting of its stockholders on [—], 2014, at [9:00] a.m., local time, at Epirus’ corporate headquarters at 699 Boylston Street, 11th Floor, Boston, MA 02116.

Matters for Consideration

At the Epirus special meeting, Epirus stockholders will be asked to consider and vote upon Proposal No. 1 to approve and adopt the merger agreement and the transactions proposed thereunder, including the merger.

Epirus stockholders may also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting. Epirus is not aware of any business to be acted upon at the special meeting, other than the proposals set forth in this joint proxy statement/prospectus. If, however, other matters incident to the conduct of the special meeting are properly brought before the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “Against” Proposal No. 1, the proxies are not authorized to vote for any adjournment or postponement of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate on the proxy card.

Board of Directors’ Recommendation

AFTER CAREFUL CONSIDERATION, THE EPIRUS BOARD OF DIRECTORS HAS APPROVED AND DECLARED ADVISABLE PROPOSAL NO. 1 TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS PROPOSED THEREUNDER, INCLUDING THE MERGER. THE EPIRUS BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE TRANSACTIONS PROPOSED THEREUNDER, INCLUDING THE MERGER, ARE IN THE BEST INTERESTS OF EPIRUS AND ITS STOCKHOLDERS. THE EPIRUS BOARD OF DIRECTORS RECOMMENDS THAT THE EPIRUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS PROPOSED THEREUNDER, INCLUDING THE MERGER.

Record Date and Voting Power

Only holders of record of Epirus common stock and preferred stock at the close of business on the record date, [—], 2014, are entitled to notice of, and to vote at, the Epirus special meeting. Preferred stock consists of Series A preferred stock and Series B preferred stock. Each share of common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. Each share of preferred stock entitles the holder thereof to one vote for each share of common stock into which such share of preferred stock is convertible. The outstanding shares of preferred stock currently convert into common stock on a one-to-one basis.

There were [13] holders of record of common stock with [2,914,865] shares of common stock, 6 holders of record of Series A preferred stock, with [45,541,539] shares of Series A preferred stock, and 11 holders of record of Series B preferred stock, with [28,881,741] shares of Series B preferred stock, in each case, issued and outstanding at the close of business on the record date.

Shares Beneficially Owned by Directors and Executive Officers

As of the record date, the directors and executive officers of Epirus beneficially owned shares of Epirus capital stock representing approximately [—]% of the outstanding voting power of Epirus capital stock entitled to vote at the Epirus special meeting. On April 15, 2014, the following Epirus stockholders, beneficially owning collectively approximately 95% of the outstanding voting stock of Epirus, entered into voting agreements pursuant to which they have agreed to vote their shares in favor of the approval and adoption of the merger agreement and the transactions proposed thereunder, including the merger: Livzon, Bestow Mind Limited, 5AM Co-Investors III, L.P., 5AM Ventures III, L.P., Montreux Equity Partners V, L.P., Montreux Equity Partners IV, L.P., TPG Biotechnology Partners III, L.P., Adage Capital Management, LLC, Amit Munshi, J. Kevin Buchi, Thomas Shea and Kim Seth. The voting agreements are described in the section “Voting Agreements” on page 108.

Quorum and Vote Required

In order to conduct business at the special meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a majority of the voting power of the Epirus stock entitled to vote at a meeting is necessary to constitute a quorum at the Epirus special meeting.

The approval of Proposal No. 1 requires the affirmative vote (or action by written consent) of (i) the holders of a majority of Epirus common stock and Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (ii) the holders of at least seventy percent (70%) of the outstanding shares of Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (iii) the holders of at least seventy-five percent (75%) of the outstanding shares of Epirus Series B preferred stock and (iv) the holders of at least a majority of the outstanding shares of Epirus Series A preferred stock. If an Epirus stockholder abstains from voting, either in person or by proxy, it will have the same effect as a vote “Against” Proposal No. 1.

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count “For,” “Against” and “Abstain” votes. Epirus will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. If you mark your proxy “Abstain,” or if you do not return a proxy and do not vote in person at the special meeting, it will have the effect of a vote “Against” Proposal No. 1.

Adjournment and Postponement

Any adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. If the special meeting is adjourned, Epirus is not required to give notice of the time and place of the adjourned meeting if it is to take place within 30 days and if the time and place of the adjourned meeting are announced at the special meeting, unless the Epirus board of directors fixes a new record date for the special meeting.

Voting of Proxies

The Epirus proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Epirus board of directors for use at the Epirus special meeting.

Proxies and Voting Generally

If you are an Epirus stockholder of record, you may vote in person at the Epirus special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, you are urged to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and you will be given a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the envelope provided. If you return your signed proxy card to Epirus before the special meeting, Epirus will vote your shares as you direct.

All properly executed proxies that are not revoked will be voted at the Epirus special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of Epirus voting stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted “FOR” Proposal No. 1 to approve and adopt the merger agreement and to approve the merger in accordance with the recommendation of the Epirus board of directors.

Abstentions

As discussed above, Epirus will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of the holders of a majority of the voting power of Epirus voting stock outstanding on the record date, voting as a single class, is required to adopt and approve Proposal No. 1, if you mark your proxy “Abstain,” or if you attend the special meeting in person and do not vote, it will have the effect of a vote “Against” Proposal No. 1.

How to Revoke a Proxy

You may revoke your proxy at any time before it is voted by notifying the Secretary of Epirus in writing, by returning a signed proxy with a later date or by attending the special meeting and voting in person.

Notices to the Secretary of Epirus should be addressed to: Secretary, EPIRUS Biopharmaceuticals, Inc., 699 Boylston Street, 11th Floor, Boston, MA 02116.

Solicitation of Proxies and Expenses

Epirus is soliciting proxies for the special meeting from the Epirus stockholders and will bear the related expenses in connection with the solicitation of proxies. Epirus expects that the expenses of this special solicitation will be nominal. Certain directors, officers and employees of Epirus may solicit proxies, without additional remuneration, by mail, telephone, facsimile, e-mail and in person.

Epirus Stock Certificates

Epirus stockholders should not send stock certificates with their proxies. A letter of transmittal with instructions for the surrender of Epirus stock certificates will be mailed to Epirus stockholders separately.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact Edward Scott, Epirus’ director of finance and strategy, at (617) 600-3415.

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the merger. While Zalicus and Epirus believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. For a more complete understanding of the merger, you should carefully read this entire joint proxy statement/prospectus, the merger agreement, the voting agreements and the other documents referred to in this joint proxy statement/prospectus and attached as appendices.

General Description of the Merger

At the effective time of the merger, Merger Sub, a wholly-owned subsidiary of Zalicus, will merge with and into Epirus, with Epirus surviving the merger as a wholly-owned subsidiary of Zalicus. The number of shares of Zalicus common stock that Zalicus will issue in connection with the merger is adjusted based upon the level of net cash that Zalicus has as of a determination date prior to the closing. On a pro forma basis, based upon the number of shares of Zalicus common stock to be issued in the merger (including in respect of outstanding Epirus options and warrants), (i) current Zalicus stockholders will own approximately 19% of the combined company and current Epirus equityholders will own approximately 81% of the combined company if Zalicus’ net cash as of a certain determination date is equal to or in excess of $12 million, (ii) current Zalicus stockholders will own approximately 17% of the combined company and current Epirus equityholders will own approximately 83% of the combined company if Zalicus’ net cash as of a certain determination date is in excess of $9 million but less than $12 million, and (iii) current Zalicus stockholders will own approximately 14% of the combined company and current Epirus equityholders will own approximately 86% of the combined company if Zalicus’ net cash as of a certain determination date is equal to or less than $9 million. For further information with respect to the number of shares of Zalicus common stock that Zalicus will issue in connection with the merger, see the information included in “Merger Agreement—Merger Consideration and Adjustment”.

Allocation of the Merger Consideration Among Epirus Equityholders

At the effective time of the merger, each outstanding share of capital stock of Epirus will be converted into the right to receive that number of shares of Zalicus common stock as determined pursuant to the exchange ratio described in the merger agreement. No fractional shares of Zalicus common stock will be issued in connection with the merger. Instead, each Epirus stockholder who otherwise would be entitled to receive a fractional share of Zalicus common stock (after aggregating all fractional shares of Zalicus common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of Zalicus common stock by the closing price of a share of Zalicus common stock on The NASDAQ Capital Market on the day on which the merger is completed. For a more complete discussion of the consideration received by holders of capital stock of Epirus, please refer to “The Merger—Merger Consideration.”

A holder of Epirus preferred stock will be entitled to receive, in respect of the aggregate number of shares of Epirus preferred stock that are convertible into one share of Epirus common stock, the same number of shares of Zalicus stock that a holder of one share of Epirus common stock will be entitled to receive.

In connection with the merger, each Epirus stock option outstanding and unexercised immediately prior to the closing, whether or not vested, shall be converted into an option to purchase a number of shares of Zalicus common stock equal to the product of (a) the number of shares of Epirus common stock that were subject to such option and (b) the exchange ratio set forth in the merger agreement (with the resulting number rounded down to the nearest whole number of shares of Zalicus stock) and the per-share exercise price will be equal to the quotient of (i) the per-share exercise price of the Epirus stock option and (ii) the exchange ratio (with the resultant price rounded up to the nearest whole cent), and Zalicus will assume the 2011 Equity Incentive Plan, as amended, of Epirus and the stock options granted thereunder in accordance with their terms. Any restriction on the exercise of any Epirus stock option assumed by Zalicus will continue in full force and the term, exercisability and vesting schedule will remain unchanged as a result of the merger.

In connection with the merger, each Epirus warrant outstanding immediately prior to the closing shall be converted into a warrant to purchase a number of shares of Zalicus common stock equal to the product of (a) the number of shares of Epirus common stock that were subject to such warrant and (b) the exchange ratio set forth in the merger agreement (with the resulting number rounded down to the nearest whole number of shares of Zalicus stock), and Zalicus will assume each Epirus warrant in accordance with its terms. Any restriction on the exercise of any Epirus warrant assumed by Zalicus will continue in full force and the term and other provisions of such Epirus warrant will remain unchanged as a result of the merger.

In approving the merger agreement, the holders of Epirus preferred stock will be agreeing to accept the merger consideration as set forth in the merger agreement in satisfaction of any liquidation preferences that they may be entitled to under the Epirus amended and restated certificate of incorporation, as amended, prior to the consummation of the merger.

Background of the Merger

From time to time, Zalicus has considered various strategic business initiatives intended to strengthen its business and maximize stockholder value. As part of these evaluations, Zalicus has, from time-to-time, considered various strategic alternatives, including licensing or acquiring rights to product candidates, divesting certain product candidates or businesses, or acquisitions of or mergers with other companies with other products, product candidates or technologies. In this regard, Zalicus engaged Wedbush Securities Inc. (“Wedbush”) in the fourth quarter of 2012 to assist Zalicus in identifying potential acquisition candidates in the event that the trial results for Z160 were successful. Zalicus engaged Wedbush, among other reasons, because Wedbush is nationally recognized as having investment banking professionals with significant experience in investment banking and mergers and acquisitions transactions involving life sciences companies. While Zalicus had preliminary discussions concerning potential acquisition transactions with various parties, during the fall of 2012 and the first quarter of 2013, activities were suspended in March of 2013 so Zalicus could focus on completing two Phase 2 clinical trials of its product candidate Z160 and the Phase 1b clinical trial of its product candidate Z944. The two Phase 2 clinical trials of Z160 were in neuropathic pain conditions, one in subjects with post-herpetic neuralgia, or PHN, a painful neuropathic condition resulting from an outbreak of the herpes zoster virus, otherwise known as shingles, and the other in lumbosacral radiculopathy, or LSR, a common neuropathic back pain condition resulting from the compression or irritation of the nerves exiting the lumbar region of the spine.

At meetings of the Zalicus board of directors on September 18, 2013 and October 24, 2013, members of Zalicus management summarized various scenarios relating to potential outcomes from the clinical trials of its product candidates Z160 and Z944, including various strategic actions for Zalicus to take in the event of positive or negative results from these clinical trials including taking measures to preserve cash in the event of negative clinical results. Under a number of scenarios, including scenarios involving negative clinical results for Z160, Zalicus was to explore strategic business combinations with the assistance of a financial advisor.

On November 1, 2013, Zalicus publicly announced positive results from its Phase 1b clinical trial of Z944 and its intention to evaluate and advance a modified-release formulation of Z944 into further clinical development.

On November 11, 2013, Zalicus publicly announced the results from its two Phase 2 clinical trials of Z160. Z160 did not meet the primary endpoint in either of these Phase 2 trials and based on the results, Zalicus publicly announced that it was terminating further development of Z160. On the date the Z160 Phase 2 clinical trial results were announced, the price per share of Zalicus common stock declined by over 72%, from $4.69 to $1.30.

As a result of these clinical trial results, the Zalicus board of directors instructed management to proceed with the strategic plans previously discussed in this scenario, including (i) preserving cash available by discontinuing certain activities and terminating the employment of some individuals for cost reduction purposes, (ii) exploring monetizing certain financial assets such as the Exalgo royalty stream and its remaining research and development programs, (iii) potentially prepaying its indebtedness and reducing its other liabilities and (iv) continuing its cHTS business and development activities with its product candidate Z944. The Zalicus board of directors also directed the Zalicus management team to begin to explore strategic alternatives, including potential business combination transactions with the assistance of Wedbush and to make a formal recommendation to the Zalicus board of directors regarding the future operations of Zalicus at the December 9, 2013 meeting of the board of directors.

On November 14, 2013, Dr. Mark Corrigan, Chief Executive Officer of Zalicus, Mr. Justin Renz, Executive Vice President and Chief Financial Officer of Zalicus, and Mr. Jason Cole, Executive Vice President, Corporate Development and General Counsel of Zalicus met with a representative of Wedbush to discuss a process to reach out to potential counterparties for a potential business combination transaction.

On November 20, 2013, Dr. Corrigan, Mr. Renz and Mr. Cole met with representatives of Wedbush to further discuss the process for reaching out to potential counterparties for a potential business combination transaction, and identified a list of 110 companies, based on criteria established by management after consultations with the Zalicus board of directors. These criteria focused on private companies in the biopharmaceutical space which were domiciled in the United States. Given the value of Zalicus’ status as a publicly-traded NASDAQ-listed company, these parties were viewed as the most likely to enter into a business combination transaction which would provide the most value to Zalicus’ stockholders.

On November 20, 2013, Wedbush began to formally market to outside parties Zalicus’ interest in exploring a possible business combination. In this process, Wedbush contacted the 110 potential target companies identified by Wedbush and the Zalicus management team to gauge their preliminary interest in a potential strategic business combination with Zalicus. Interested companies were invited to make non-confidential presentations to Zalicus represented by a combination of Dr. Corrigan, Mr. Renz and Mr. Cole, with representatives of Wedbush in attendance. After these presentations, Zalicus would invite interested parties to enter into a written confidentiality agreement to allow for further confidential exploratory discussions, potential negotiations and mutual due diligence.

On December 9, 2013, at a regularly scheduled meeting, management provided the Zalicus board of directors with an update on their efforts to: (i) preserve cash and reduce operating expenses, (ii) explore monetizing certain financial assets such as the Exalgo royalty steam and its remaining research and development programs, (iii) continue payment of Zalicus’ indebtedness and reduce its other liabilities and (iv) continue its cHTS business and development activities with its product candidate Z944. Zalicus management also presented to the board of directors its preliminary assessment of a variety of strategic alternatives that Zalicus could pursue, including: (a) continuing as an independent company focused exclusively on its ion channel programs such as Z944, (b) continuing and potentially expanding its cHTS services business, (c) in-licensing additional product candidates for development, and/or (d) having Wedbush assist the company in the evaluation and potential execution of a business combination transaction to maximize stockholder value. The board of directors and management of Zalicus discussed the advantages and disadvantages of various alternatives and the potential value to stockholders of liquidating Zalicus and operating as an independent company focused on its ion channel programs such as Z944. With respect to Zalicus’ ion channel programs, including specifically Z944, the Zalicus board considered the early stage of the applicable technology, and the significant cash outlay that would be required to develop and produce the product and the need to raise additional capital and the uncertain capital markets, which Zalicus historically had relied upon to raise additional financing to fund its product development efforts, in connection with the trials for this product. At the conclusion of the meeting, based on Wedbush’s significant investment banking and advisory experience in the life sciences industry and knowledge of Zalicus’ business, the Zalicus board of directors approved the continued engagement of Wedbush to act as financial advisor to Zalicus to work with management to explore various strategic alternatives for Zalicus, including potential business combination transactions. Given the negative results of the Phase 2 trial of Z160 and the remaining operating assets of Zalicus, Wedbush advised that Zalicus’ status as a publicly-traded and NASDAQ-

listed company was among its most attractive features for potential buyers, and therefore that a strategic alternative transaction structured as a merger of Zalicus with a private company, with Zalicus’ stock being the consideration in the transaction, would be likely to result in the realization of the greatest value by Zalicus’ stockholders.

Before and after the December 9, 2013 meeting of the Zalicus board of directors and throughout the strategic review process, members of Zalicus management and its board of directors consulted with representatives from Goodwin Procter LLP, the company’s outside corporate counsel (“Goodwin Procter”), to discuss certain legal aspects of the process and the board’s fiduciary duties.

Between November 25, 2013 and February 12, 2013, members of Zalicus management and Wedbush met or held teleconference calls with the management teams of 40 of the originally identified 110 companies in order to gain an understanding of each company’s background, their respective drug candidates, regulatory status, market opportunities, intellectual property position, timelines, and any capital requirements. All of these companies were (i) private companies in the biopharmaceutical space that were domiciled in the United States, (ii) viewed as likely to be interested in Zalicus’ status as a publicly traded NASDAQ listed company and (iii) viewed as providing the most potential value to Zalicus’ stockholders. All of the initial management meetings were held before the initial bid deadline of February 14, 2014, as described below.

As part of this series of meetings with potential counterparties, on December 16, 2013, Mr. Amit Munshi, the Chief Executive Officer of Epirus, and Mr. Thomas Shea, the Chief Financial Officer of Epirus, met with Dr. Corrigan, Mr. Renz and Mr. Cole to present a corporate overview of Epirus. During the conversation, Mr. Munshi described Epirus’ transactional interest in Zalicus and discussed the next steps to be taken in the evaluation process of a potential merger with Zalicus. Dr. Corrigan, Mr. Renz and Mr. Cole described the transaction and diligence process from Zalicus’ perspective to Messrs. Munshi and Shea.

On December 20, 2013, Mr. Cole and Mr. Shea had a teleconference to discuss various due diligence matters in connection with evaluating the potential merger.

On January 6, 2014, a representative of Leerink Swann Inc. (“Leerink”), Epirus’ financial advisor, spoke with Mr. Renz and Mr. Cole regarding a potential business combination transaction between Zalicus and Epirus.

On January 7, 2014, Dr. Corrigan met with Mr. Munshi from Epirus to discuss their respective businesses and the potential for a business combination transaction between Zalicus and Epirus.

On January 8, 2014, management provided the Zalicus board of directors with an update on the ongoing business activities of Zalicus, including proposed terms of a sale of its rights to future royalties on net sales of Exalgo to Mallinckrodt plc and the planned prepayment of its outstanding indebtedness with Oxford Finance LLC and its activities with Wedbush to explore a potential business combination transaction. Representatives of Goodwin Procter attended the meeting and provided advice regarding legal aspects of the process, including the fiduciary duties of the directors. During the meeting, given the progress being made to identify various potential counterparties to a potential business combination transaction, Wedbush recommended a two-step strategic review process, with an initial phase involving Wedbush issuing a process letter to parties to solicit non-binding initial indications of interest by February 14, 2014, with such indications of interest summarizing the counterparty’s business plan, proposed ownership split of the combined company, estimated financing needs, approval and diligence requirements, availability of audited December 31, 2013 financial statements and other matters. Following the receipt of indications of interest, the Zalicus board of directors and management would then review the indications of interest to focus on conducting simultaneous two-way diligence with selected parties and soliciting binding offers for a business combination transaction with Zalicus. The Zalicus board of directors endorsed this process and asked Zalicus management and Wedbush to prepare and issue the process letter to interested parties.

Beginning on January 9, 2014, Wedbush began to provide the process letter to potential counterparties, including Epirus, in each case indicating the deadline for submitting non-binding indications of interest of

February 14, 2014. Between January 9, 2014 and February 12, 2014, Wedbush provided process letters to 19 companies while Zalicus continued to meet with potential counterparties prior to the February 14, 2014 deadline. Based on Wedbush’s and Zalicus’ diligence and discussions with potential strategic parties to date, these 19 companies were the U.S. domiciled private companies in the biopharmaceutical space who were viewed as most likely to be interested in a merger with a public company like Zalicus and based on an analysis on their products and/or technology were viewed as providing the greatest potential value to Zalicus’ stockholders.

On January 23, 2014, Dr. Corrigan, Mr. Renz, and Mr. Cole had a telephone call with Mr. Munshi and Mr. Shea to discuss additional diligence items, the process letter and the potential for Epirus to submit a non-binding indication of interest to Zalicus.

On January 27, 2014, Zalicus management provided the Zalicus board of directors with an update on the ongoing business activities of Zalicus, including proposed terms of a sale of its rights to future royalties on net sales of Exalgo to Mallinckrodt plc and the planned prepayment of its outstanding indebtedness with Oxford Finance LLC. These transactions were approved by the Zalicus board of directors at the meeting. Zalicus management also provided the Zalicus board of directors with an update on the process to solicit indications of interest for a potential business combination transaction. Representatives of Goodwin Procter attended the meeting and provided advice regarding legal aspects of the process and the board’s fiduciary duties. At the meeting, the Zalicus board of directors formed a special Transaction Committee, consisting of the independent directors Mr. Frank Haydu and Ms. Sally Crawford who would work with Zalicus management, Wedbush and Goodwin Procter to advance the process of identifying parties for a potential business combination.

On January 29, 2014, a representative of Wedbush spoke with a representative of Leerink regarding the indication of interest that Leerink had submitted on behalf of Epirus on January 24, 2014 and certain valuation matters and assumptions.

On January 31, 2014, Zalicus sold all rights to future royalties on net sales of Exalgo to Mallinckrodt for $7.2 million in cash and prepaid the remaining $8.6 million outstanding under its term loans with Oxford Finance LLC, eliminating all future principal and interest payments to Oxford.

On February 7, 2014, the Transaction Committee held its first meeting and received an update from Zalicus management and Wedbush regarding the process for soliciting non-binding indications of interest, and representatives of Goodwin Procter attended the meeting and provided advice regarding legal aspects of the process and related timing matters. Given the proximity of the February 14, 2014 deadline for receiving non-binding indications of interest, the Transaction Committee agreed to schedule its next meeting for February 18, 2014 to review the indications of interest received by Zalicus.

On February 13, 2014, Epirus retained Leerink to act as its financial advisor in connection with a potential business combination transaction with Zalicus.

By February 18, 2014, of the 19 companies who received process letters, Zalicus received 14 non-binding indications of interest, including one from Epirus. All 14 indications of interest were provided to the Zalicus board of directors and the Transaction Committee in advance of its February 18, 2014 meeting.

On February 18, 2014, the Transaction Committee held a meeting where it received an update from Zalicus management and Wedbush regarding the process and the receipt of the 14 non-binding indications of interest from various counterparties. Representatives of Goodwin Procter attended the meeting and provided advice regarding legal aspects of the process, related timing matters and the fiduciary duties of the directors, and representatives of Wedbush provided financial analysis regarding each of the indications of interest. Zalicus management provided a management perspective on the companies that had expressed interest and their attractiveness as potential counterparties. The Transaction Committee reviewed summaries of the terms of each of the indications of interest and discussed each company and the terms of their offer. As a result of these discussions and consideration of advice from Wedbush, the Transaction Committee eliminated four companies from consideration after determining that the other ten bids represented the most attractive potential offers to provide long term value to Zalicus’ stockholders. The Transaction Committee then instructed Zalicus management to conduct additional due diligence on the counterparties and asked Wedbush to have additional discussions with the counterparties regarding the terms of their indications of interest. Zalicus management and Wedbush would then provide a status update at the next board meeting scheduled for February 26, 2014.

From February 18, 2014 through February 25, 2014, members of Zalicus management and representatives of Wedbush contacted the ten companies that had been identified by the Transaction Committee as representing the most attractive potential offers, performed additional diligence on those potential counterparties and clarified certain items in the indications of interest provided by those potential counterparties.

On February 26, 2014, Zalicus held a regular meeting of its board of directors, during which Zalicus management provided a general update on the ongoing business activities of Zalicus. Representatives of Wedbush and Goodwin Procter attended the meeting and participated in an update by Zalicus management and the Transaction Committee regarding its recent activities and the review and evaluation of the non-binding indications of interest received by Zalicus. The Transaction Committee noted that, between February 18 and February 26, 2014, two parties had revoked their non-binding indications of interest and withdrawn from the process. The Zalicus board of directors then reviewed summaries of the terms of each of the remaining eight non-binding indications of interest, received strategic advice and management perspective on the potential counterparties, and discussed each counterparty and the terms of their offer. As a result of these discussions and receiving advice from Wedbush, the Zalicus board of directors selected four companies (Epirus, Company A, Company B and Company C). All of these companies were (i) private companies in the biopharmaceutical space that were domiciled in the United States, (ii) interested in Zalicus’ status as a publicly traded NASDAQ listed company and (iii) viewed as providing the most potential value to Zalicus’ stockholders

Following this meeting, Dr. Corrigan and representatives of Wedbush informed the four companies selected by the Zalicus board of directors, all of which had previously entered into confidentiality agreements with Zalicus, of the next phase of the process, which would involve the counterparties solidifying their financial positions pre-closing by raising additional capital, submitting a letter of intent for a potential business combination transaction along with a mark-up of a preliminary draft merger agreement and the commencement of confirmatory mutual due diligence. Company C withdrew from the process shortly thereafter.

On February 27, 2014, Mr. Munshi made a presentation to the Zalicus management team and certain members of the Zalicus board of directors, including Mr. Haydu and Mr. W. James O’Shea.

On March 5, 2014, the Company A management team met with the Zalicus management team and certain members of the Zalicus board of directors, including Ms. Crawford and Mr. O’Shea, to discuss Company A’s corporate strategy, Company A’s interest in Zalicus and general aspects of a possible business combination transaction between the two companies. Subsequent to March 5, 2014, Zalicus commenced a due diligence investigation of Company A, including its proposed products, regulatory matters and intellectual property, and gave access to Company A and its advisors to Zalicus’ electronic data room, which contained legal, regulatory, financial and other documents relating to Zalicus and its business. Also subsequent to March 5, 2014, Zalicus’ management and Company A’s management discussed on several occasions in person and via telephone the status of each other’s respective due diligence investigations, the material terms of a possible transaction between the two parties and the status and timing of a possible transaction between the two parties.

On the evening of March 6, 2014, Wedbush sent final bid letters and the preliminary draft merger agreement to each of Company A, Company B and Epirus, which outlined the procedures and guidelines for submitting a final term sheet for a business combination with Zalicus. The bid letters asked that interested bidding companies address in final form similar criteria specified in the non-binding indication of interest. The deadline for submitting the final bids was set as March 13, 2014. The three companies were also asked to submit comments to the preliminary draft merger agreement when submitting the final bid letter.

On March 7, 2014 the Transaction Committee, members of Zalicus’ management and representatives of Goodwin Procter and Wedbush met by teleconference. Dr. Corrigan provided an update to the Transaction Committee with respect to Zalicus’ discussions with Epirus, Company A and Company B and development with the strategic alternatives review process. Dr. Corrigan also discussed with the Transaction Committee the information obtained by management of Zalicus with respect to the operations and business of each of Epirus, Company A and Company B.

On March 10, 2014, Company A provided Dr. Corrigan and Mr. Renz financial information about Company A, and disclosed the fact that Company A did not have audited financial statements for the year ended December 31, 2013. Company A also provided Zalicus with an anticipated timeline for a proposed transaction that indicated that Company A would not be able to complete an audit of its financial statements until the end of May 2014, the proposed merger agreement between the parties would not be executed until the end of April 2014, and that a Form S-4 for a proposed transaction between Zalicus and Company A would not be filed until the beginning of June 2014. Under this timeline, this proposed transaction would not close until the end of August 2014 at the earliest. Because of Zalicus’ cash position and the increasing difficulties facing Zalicus in keeping its existing businesses intact, this timeline made Company A less attractive as a potential bidder.

On March 11, 2014, the management of Company B made a presentation to Dr. Corrigan and Mr. Renz and certain members of the Zalicus board of directors, including Mr. O’Shea, Ms. Crawford and Dr. Kauffman, regarding the business and prospects of Company B, Company B’s interest in Zalicus and general aspects of a possible business combination transaction between the two companies.

On March 11, 2014, in connection with Zalicus’ clinical and intellectual property diligence review of Company B, Dr. Corrigan and Ms. Margaret Lee, the Vice President of Research and Translational Medicine of Zalicus, participated in a teleconference call with a European Union principal investigator for Company B to discuss Company B’s clinical progress for its lead product candidate and the status of Company B’s European ownership rights to its lead product candidate.

On March 12, 2014, the Epirus management team met with Dr. Corrigan and Mr. Renz to discuss their respective businesses and Epirus’ corporate growth plan.

On March 13, 2014, Leerink, on behalf of Epirus, sent to Wedbush and Zalicus’ management a revised indication of interest and a mark-up of the preliminary draft merger agreement pursuant to which Epirus proposed a merger with Zalicus following which the stockholders of Zalicus would hold, on a fully diluted basis, approximately 18% of the combined company. In addition, this proposal indicated that Epirus expected Zalicus to have $12 million in net cash as of the closing of the proposed transaction. The Epirus indication of interest indicated that the pro forma ownership of the combined company would be adjusted up or down depending upon the actual amount of net cash of Zalicus as of the closing of the proposed transaction and upon the result of financing efforts that Epirus would undertake prior to the proposed transaction. The Epirus indication of interest contemplated that the board of directors of the combined company would consist of seven individuals, of which five would be filled by directors designated by Epirus’ stockholders prior to the proposed transaction, one would be filled by Dr. Corrigan and one would be designated by stockholders of Zalicus and Epirus prior to the proposed transaction. The offer described in the Epirus indication of interest was not conditioned upon the grant of any exclusivity period.

On March 13, 2014, Company B sent an updated proposal and a mark-up of the preliminary draft merger agreement to Zalicus. The Company B proposal contemplated a stock-for-stock merger transaction pursuant to which Zalicus stockholders would own up to 38.5% of Zalicus on a pro forma, fully converted to common stock basis. In addition, for each $1 million of net cash in excess of $16 million provided by Zalicus as of the closing of a proposed transaction with Company B, the ownership percentage of Zalicus stockholders would be increased by 1%, up to a maximum ownership percentage of 46.5% in the combined company for net cash of $24 million or greater at the closing of the proposed transaction. The Company B proposal also outlined the additional financing of the combined company that would be required for future development opportunities. The proposal also contemplated a seven-person board of directors of the combined company, with Company B designating five of the directors and two of the designees coming from Zalicus’ current board of directors. In addition, the Company B proposal requested exclusivity for a period of approximately 6 weeks.

On March 14, 2014, in connection with Zalicus’ continued clinical and intellectual property diligence review of Company B, Dr. Corrigan had a telephone call with the United States principal investigator for Company B to discuss Company B’s clinical progress for its lead product candidate and the status of Company B’s ownership rights to its lead product candidate.

Throughout the day on March 14, 2014, Dr. Corrigan and Mr. Renz, Mr. Munshi and Mr. Shea had various telephone calls to discuss Zalicus’ current cash position, Zalicus’ projected use of cash through the remainder of fiscal year 2014 and the status of the audit of Epirus’ financial statements for fiscal years ending as of December 31, 2012 and December 31, 2013. Mr. Munshi and Mr. Shea provided updates regarding the status of the audit of Epirus’ financial statements and indicated that Epirus would be ready to sign a proposed merger agreement during April 2014, consistent with Zalicus’ desired timeline, and that the completion of its audit would not cause a delay in the filing of a Form S-4 for a proposed business combination transaction between the parties. In addition, the parties discussed the fact that Epirus’ indication of interest had assumed that Zalicus would have at least $12 million in net cash as of closing of the proposed transaction, and that depending on the closing costs of the proposed transaction and the potential success of efforts of Zalicus to monetize certain of its assets, the amount of net cash at closing could be substantially less than that. The parties discussed in principle a structure that provided for an adjustment in the relative ownership percentages of current Zalicus stockholders and current Epirus equityholders in the combined company depending upon the level of net cash of Zalicus, upon the following terms: (i) current Zalicus stockholders would own approximately 20% of the combined company if Zalicus’ net cash at closing would be equal to or in excess of $12 million, (ii) current Zalicus stockholders would own approximately 18% of the combined company if Zalicus’ net cash at closing would be in excess of $9 million but less than $12 million, and (iii) current Zalicus stockholders would own approximately 15% of the combined company if Zalicus’ net cash at closing would be equal to or less than $9 million. Dr. Corrigan indicated that he would present this structure at the meeting of the Zalicus board of directors to be held on March 17, 2014.

On March 17, 2014, the Zalicus board of directors held a special meeting during which the Zalicus management team provided an update with respect to Zalicus’ business and discussed the status of its review of potential strategic alternatives. Also in attendance at this special meeting were representatives of Goodwin Procter and Wedbush. Dr. Corrigan provided an update to the Zalicus board of directors with respect to the progress for Zalicus’ strategic alternatives review process, including his discussion with Mr. Munshi regarding the proposed ownership percentage split for a proposed business combination transaction with Epirus depending upon Zalicus net cash at closing, a discussion regarding potential financing strategies for each of Epirus, Company A and Company B, diligence efforts to date and potential timelines for proposed transactions with each of Epirus, Company A and Company B. Zalicus’ management and representatives of Wedbush summarized for the board their review and assessment of Zalicus’ strategic alternatives, including a review of whether it would be in the best interest of Zalicus and its stockholders for Zalicus to continue as an independent company focusing on its existing business including the development of Z944, combine with any one of the interested private companies, sell Zalicus’ assets or liquidate Zalicus. The Zalicus board of directors acknowledged Company A’s continued interest in a proposed business combination transaction with Zalicus, but discussed the fact that Company A had not submitted comments to the preliminary draft merger agreement or a letter of intent. In addition, the Zalicus board of directors discussed the proposed timeline that Company A had provided to Zalicus, under which Company A would not complete an audit of its financial statements until the end of May 2014, the proposed merger agreement between the parties would not be executed until the end of April 2014, and a Form S-4 for a proposed business combination transaction between Zalicus and Company A would not be filed until the beginning of June 2014. Under this timeline, a proposed transaction with Company A would not close until the end of August 2014 at the earliest, and the Zalicus board of directors had significant concerns about Zalicus’ cash position and the increasing difficulties facing Zalicus in keeping its existing businesses intact. In addition, the Zalicus board of directors discussed Company B’s proposal and the proposed terms for a potential business combination transaction with Zalicus. The Zalicus board of directors acknowledged that Company B’s proposal offered Zalicus’ stockholders a larger ownership percentage of the combined company, but after receiving the advice of Wedbush regarding proposed valuations, the Zalicus board of directors determined that, based on the unproven nature of Company B’s technology and proposed products, the anticipated longer period of time it would take Company B to get to market with its products, and the likely per share market prices of the shares of a combined company of Zalicus and Company B, the resulting value of a combined company composed of Zalicus and Company B was not likely to be as high as the projected value of a combined company composed of Zalicus and Epirus. After an extensive discussion of the potential alternatives, and considering the anticipated costs, timing and risks associated with Zalicus products in development and/or in-licensing or acquiring additional technologies or product candidates, and the uncertain capital markets, which Zalicus historically had relied upon to raise additional financing to fund its product development efforts, it was the consensus of the Zalicus board of directors that a combination of Zalicus and Epirus would create greater long-term value for Zalicus stockholders than continuing as an independent, stand-alone company. In addition, the Zalicus board of directors concluded that a potential transaction with Epirus was superior to all of the other strategic alternative transactions available to Zalicus, including the proposed business combination transaction with Company B. The Zalicus board of directors believed the Epirus’ proposal offered the most attractive terms for a transaction because of Epirus’ pipeline of biosimilar monoclonal antibodies and therapeutic proteins for commercialization in global markets. After considering the financial advice received from Wedbush and reviewing data on trading prices of comparable companies, the board believed that the merger with Epirus would create a publicly traded, global biosimilar enterprise focused on improving patient access to important medicines that would create significantly more long-term value for Zalicus’ stockholders than any of the other proposals that board had received. The Zalicus board of directors also directed the Zalicus management team to continue to pursue potential transactions with Company A and Company B, in addition to Epirus, in order to provide Zalicus with maximum flexibility in the event that it could not come to an agreement with Epirus on the terms of the proposed business combination transaction.

Following the meeting of the Zalicus board of directors, during the evening of March 17, 2014, Dr. Corrigan called Mr. Munshi of Epirus to indicate that Zalicus was willing to continue its discussions with Epirus regarding a proposed business combination transaction and negotiate and finalize the terms of the proposed merger agreement, consistent with the proposed relative ownership percentage terms that Dr. Corrigan, Mr. Renz, Mr. Munshi and Mr. Shea had discussed on March 14, 2014. Dr. Corrigan indicated that Zalicus would not be willing to grant exclusivity to Epirus at this time, but that the parties should continue to perform their respective due diligence investigations of each other in order to move the transaction forward as quickly as possible.

On March 18, 2014, representatives of Goodwin Procter, as legal counsel to Zalicus, and representatives of Zalicus were granted access to the electronic data room of Epirus. From March 18, 2014 to April 14, 2014, Zalicus’ and Epirus’ respective management teams performed additional due diligence. During such period, several teleconference calls were held between Zalicus’ management and advisors and Epirus’ management and advisors to discuss various aspects of their respective due diligence investigations.

On March 18, 2014, Dr. Corrigan called Mr. Munshi and discussed Epirus’ financing plans, including the proposed size of the financing and the timeline for completion of such financing. These discussions were focused on understanding the current valuation of Epirus and to ensure that the surviving company would have sufficient resources to conduct its business. Dr. Corrigan also requested that he have an opportunity to meet with the Epirus board of directors prior to the execution of a merger agreement between Zalicus and Epirus. In addition, on March 18, 2014, Dr. Corrigan called the Chief Executive Officer of Company B and discussed with him how

Company B could improve its proposal, but indicated that Zalicus was going to focus its efforts on negotiating a definitive transaction with another party. Following that discussion, in the evening on March 18, 2014, the Chief Executive Officer of Company B sent an email to Dr. Corrigan indicating that Company B would pursue other opportunities.

On March 24, 2014, the Transaction Committee, members of Zalicus’ management and representatives of Goodwin Procter and Wedbush met by teleconference. Dr. Corrigan provided an update to the Transaction Committee regarding Zalicus’ negotiations with Epirus regarding the terms of the proposed merger agreement and related documents. Dr. Corrigan also updated the Transaction Committee with respect to Epirus’ proposed financing plans to be completed prior to the execution of any merger agreement between Zalicus and Epirus.

On March 25, 2014, the Chief Executive Officer of Company B contacted Dr. Corrigan by telephone and followed up with an email to Dr. Corrigan to reaffirm Company B’s interest in a potential business combination transaction with Zalicus. Dr. Corrigan thanked him for his continued interest in Zalicus and indicated that the company was still involved in active negotiations with another party and promised to reach out to him if that changed.

On March 26, 2014, Dr. Corrigan and Mr. Renz met with Mr. Munshi and Mr. Shea to discuss process, administrative matters and the proposed schedule for signing a definitive merger agreement and closing the proposed transaction.

On March 28, 2014, the Transaction Committee, management of Zalicus and representatives of Goodwin Procter and Wedbush met by teleconference. Dr. Corrigan provided an update to the Transaction Committee regarding Zalicus’ negotiations with Epirus regarding the terms of the proposed merger agreement and related documents.

Between March 17, 2014 and April 15, 2014, Zalicus and Goodwin Procter, on one hand, and Epirus and Latham & Watkins, outside corporate counsel to Epirus (“Latham”), on the other hand, exchanged numerous drafts of the merger agreement and its various exhibits, including the form voting agreements to be entered into by certain officers, directors and stockholders of Zalicus and Epirus. Throughout this period, representatives of Zalicus, Goodwin Procter, Epirus and Latham engaged in negotiations regarding the terms of the proposed merger agreement and related documents. These discussions focused on, among other things, the various stockholder proposals required for the transaction by the stockholders of Zalicus, the definition and calculation of net cash of Zalicus, the relative ownership percentages of current Zalicus stockholders and current Epirus equityholders in the combined company and the levels of Zalicus net cash at closing required to achieve those relative ownership percentages, the composition of the board of directors of the combined company, closing conditions and the termination fees to be paid by each party. Throughout this period, representatives of Zalicus and Epirus and their respective advisors continued their mutual due diligence review.

On April 1, 2014, Mr. Renz and Mr. Shea discussed the definition of “Net Cash” in the draft merger agreement and agreed to the components of the definition, including the list of the potential accrued expenses to be excluded from the calculation of Zalicus’ net cash.

On April 2, 2014, Mr. Renz and Mr. Shea discussed the definition of “Adjusted Outstanding Phoenix Shares” and agreed to the components of the definition, including the number of options to purchase shares of Zalicus common stock and restricted stock units of Zalicus to be included in the calculation of Adjusted Outstanding Phoenix Shares.

On April 3, 2014, Dr. Corrigan met with Scott Rocklage, a director of Epirus, to discuss the proposed transaction between Zalicus and Epirus and the favorable support of Dr. Rocklage for the merger.

On April 3, 2014, Mr. Renz and Mr. Shea discussed the condition to Epirus’ obligation to close the proposed transaction related to Zalicus’ minimum level of net cash and, based on Zalicus’ current cash balance and projected expenses and liabilities through an anticipated closing date of a proposed transaction in the third quarter of 2014, agreed to $3 million as the minimum threshold.

On April 4, 2014, the Transaction Committee, management of Zalicus and representatives of Goodwin Procter and Wedbush met by teleconference. Dr. Corrigan provided an update to the Transaction Committee regarding Zalicus’ negotiations with Epirus regarding the terms of the proposed merger agreement and related documents. In particular, Mr. Renz reviewed with the Transaction Committee the definition of “Net Cash” that Zalicus and Epirus had negotiated and the agreed-upon minimum net cash threshold of $3 million that the parties agreed would be a condition to Epirus’ obligation to close the proposed transaction.

On April 8, 2014, Mr. Shea contacted Mr. Renz to discuss the calculation of the proposed relative ownership percentages of current Zalicus stockholder and current Epirus equityholders in the combined company, including, without limitation, the number of Zalicus securities and the number of Epirus securities that were to be included in the calculation to determine the number of shares of Zalicus common stock to be issued in connection with the proposed transaction to holders of Epirus capital stock. In particular, Mr. Shea and Mr. Renz discussed the number of Epirus options to purchase shares of common stock that were to be included as part of such calculation. This discussion focused on whether the shares to be issued to Epirus’ employees upon exercise of stock options after the merger should be included in the percentage of shares to be issued to Epirus in connection with the merger. Mr. Shea and Mr. Renz agreed to discuss the matter with their respective advisors.

On April 8, 2014, Dr. Corrigan had a telephone discussion with Daniel Turner, a director of Epirus, to discuss the proposed transaction between Zalicus and Epirus and the favorable support of Mr. Turner for the merger.

On April 9, 2014, Messrs. Renz and Shea and representatives of Goodwin Procter, Latham and Wedbush had multiple telephone discussions regarding the calculation of the number of shares of Zalicus common stock that were to be issued in connection with the proposed transaction to holders of Epirus securities, including, without limitation, whether the shares to be issued to Epirus’ employees upon exercise of stock options after the merger should be included in the percentage of shares to be issued to Epirus in connection with the merger. Based on Epirus’ method of calculating the number of shares of Zalicus common stock to be issued in connection with the merger and the resulting exchange ratio and assuming that Zalicus had net cash equal to or less than $9 million at the time of closing, the stockholders of Zalicus would own approximately 11% of the combined company. Dr. Corrigan and Mr. Renz were unwilling to accept Epirus’ position with respect to such calculations.

On April 9, 2014, Dr. Corrigan had a telephone discussion with Geoffrey Duyk, a director of Epirus, to discuss the proposed transaction between Zalicus and Epirus and the favorable support of Dr. Duyk for the merger.

On April 10, 2014, after discussions between Mr. Renz and Mr. Shea and between Dr. Corrigan and Mr. Munshi, Dr. Corrigan proposed that (i) current Zalicus stockholders would own approximately 19% of the combined company if Zalicus’ net cash at closing would be equal to or in excess of $12 million, (ii) current Zalicus stockholders would own approximately 17% of the combined company if Zalicus’ net cash at closing would be in excess of $9 million but less than $12 million, (iii) current Zalicus stockholders would own approximately 14% of the combined company if Zalicus’ net cash at closing would be equal to or less than $9 million and (iv) for purposes of calculating the relative ownership percentages of current Zalicus stockholders and current Epirus equityholders in the combined company, all outstanding Epirus options and warrants would be considered to be included on the side of current Epirus equityholders. After further negotiations, Mr. Munshi accepted Dr. Corrigan’s proposal, provided that Zalicus agreed to recommend that its stockholders increase the amount of shares eligible to be issued under its option plan by 3,000,000 shares. Epirus also asked that stockholder approval of the option plan amendment be a condition to closing the transaction. Dr. Corrigan and Mr. Munshi agreed to consult with their respective boards and advisors concerning the proposed compromise.

On April 11, 2014, the Transaction Committee, management of Zalicus and representatives of Goodwin Procter and Wedbush met by teleconference. Dr. Corrigan and Mr. Renz reviewed with the Transaction Committee the negotiations that had occurred in the days leading up to the Transaction Committee meeting regarding the relative ownership percentages of current Zalicus stockholders and current Epirus equityholders in the combined company. The Transaction Committee discussed in detail the negotiations that had taken place between the parties regarding the relative ownership percentages in the combined company, and the Transaction Committee endorsed the revised Epirus proposal and authorized the parties to finalize the documentation for the proposed transaction. In addition, Dr. Corrigan provided an update regarding Epirus’ proposed Series B preferred stock financing, which was anticipated to close prior to or simultaneously with the execution of the proposed merger agreement between the parties.

On April 11, 2014, representatives of Wedbush called Company A to inquire about the status of Company A’s comments to the preliminary draft merger agreement that Wedbush had sent to Company A on March 6, 2014. Company A never submitted comments to the merger agreement.

On April 11, 2014, representatives of Goodwin Procter, Latham and Wedbush had multiple communications regarding the calculation of the relative ownership percentages and the related provisions in the merger agreement, and regarding the anticipated pro forma capitalization of the combined company.

On April 14, 2014, the parties completed their respective due diligence efforts and finalized the terms of the proposed merger agreement and related documents, including, without limitation, the respective termination fees to be paid by each of Zalicus and Epirus in the event that (i) the merger agreement is terminated as a result of a change in recommendation by either party’s board or (ii) the merger agreement is terminated by either party in order to enter into a definitive agreement to effect a superior offer. Epirus’ counsel requested reciprocal termination fees of $1.05 million. Zalicus’ counsel requested a higher termination fee payable by Epirus because of its greater implied enterprise value. The parties agreed to a termination fee in the amount of $1.1 million to be paid by Zalicus and a termination fee in the amount of $2.5 million to be paid by Epirus, in either case payable in accordance with the terms of the proposed merger agreement.

On April 15, 2014, the Zalicus board of directors met with members of Zalicus’ management and representatives of each of Wedbush and Goodwin Procter. Representatives of Goodwin Procter reviewed with the Zalicus board of directors its legal obligations and fiduciary duties with respect to the consideration of the proposed merger with Epirus. Representatives of Wedbush reviewed certain financial matters concerning Epirus and the proposed merger. The representatives of Wedbush then delivered to the Zalicus board of directors an oral opinion, which was confirmed by the delivery of a written opinion dated April 15, 2014, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration (defined to mean the ownership percentage of the combined company that is held by Epirus equityholders after giving effect to the merger) to be paid by Zalicus in connection with the merger, as provided in the merger agreement, was fair to the holders of shares of Zalicus common stock (other than any affiliate of Zalicus, any holder of Epirus capital stock or any of their respective affiliates), from a financial point of view. Goodwin Procter also reviewed the key provisions of the merger agreement, including structure and timing considerations, closing conditions, non-solicitation provisions and the exceptions thereto that would permit Zalicus or Epirus to negotiate and accept an unsolicited superior proposal, termination provisions, the termination fees, and circumstances under which the termination fees would be payable. The Zalicus board of directors then reviewed the various strategic reasons for the transaction, the prospects of Zalicus as a standalone company focusing on its existing business, including Z944, the estimated liquidation value of Zalicus to its stockholders, and current market conditions. After an extensive discussion and consideration of the financial and legal aspects of the proposed transaction, the Zalicus board of directors then unanimously (i) determined that the merger is advisable and in the best interests of Zalicus and its stockholders, (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and deemed the merger agreement advisable, and (iii) approved and determined to recommend the approval of the issuance of the shares of Zalicus common stock in connection with the merger. All of the directors of Zalicus attended this meeting in person or by teleconference.

On the evening of April 15, 2014, Zalicus and Epirus finalized the merger agreement, executed the merger agreement and entered into voting agreements with certain officers, directors and stockholders of Zalicus and Epirus.

Before the opening of trading on April 16, 2014, Zalicus and Epirus issued a joint press release announcing the execution of the merger agreement and the related documents.

On April 23, 2014, representatives of Latham contacted Goodwin Procter and requested that Zalicus amend its 2004 Plan to increase the amount of shares eligible to be issued under the plan by 3,000,000 shares, and requested that the increase be determined after giving effect to a reverse stock split of Zalicus’ outstanding shares of common stock, the ratio to be mutually agreed to by Zalicus and Epirus.

On May 5, 2014, the board of directors of Zalicus met to approve an amendment to the merger agreement to specify that the proposed amendment to the 2004 Plan to increase the pool by 3,000,000 shares should be determined on a post-split, rather than pre-split, basis and to remove the approval of the Amended 2004 Plan by the Zalicus stockholders at the special meeting of stockholders as a condition to the closing of the merger. In addition, the amendment to the merger agreement provided that two directors of the combined company are to be designated by Epirus, subject to the reasonable consent of Zalicus. On May 7, 2014, Zalicus and Epirus entered into an amendment to the merger agreement reflecting the foregoing matters.

Zalicus’ Reasons for the Merger

From time to time, Zalicus has considered various strategic business initiatives intended to strengthen its business and maximize stockholder value. As part of these evaluations, Zalicus, has, from time to time, considered various strategic alternatives, including licensing or acquiring rights to product candidates, divesting certain product candidates or businesses, or acquisitions of or mergers with other companies with other products, product candidates, or technologies. In this regard, Zalicus engaged Wedbush in the fourth quarter of 2012 to assist Zalicus in identifying potential acquisition candidates in the event that the trial results for Z160 were successful. On November 11, 2013, Zalicus announced top-line results from its two Phase 2 clinical studies of Z160. Z160 did not meet the primary endpoint in either of these Phase 2 trials and based on the results, Zalicus publicly announced that it was terminating further development of Z160. On the date the Z160 Phase 2 clinical trial results were announced, the price per share of Zalicus common stock declined by over 72%, from $4.69 to $1.30. During this process, the Zalicus board of directors consulted with its management, its financial advisor and legal advisors and other experts concerning the various alternatives available to it, including without limitation, (i) preserving cash and reduce operating expenses, (ii) exploring monetizing certain financial assets such as the Exalgo royalty steam and its remaining research and development programs, (iii) continuing payment of Zalicus’ indebtedness and reduce its other liabilities, (iv) continuing its cHTS business and development activities with its product candidate Z944, and (v) exploring a variety of strategic alternatives that Zalicus could pursue, including: (a) continuing as an independent company focused exclusively on its ion channel programs such as Z944, (b) continuing and potentially expanding its cHTS services business, (c) in-licensing additional product candidates for development, and/or (d) having Wedbush assist the company in the evaluation and potential execution of a business combination transaction to maximize stockholder value. During this process, Zalicus, through Wedbush, contacted 110 companies, set up management meetings with 40 companies and received 14 indications of interest in a strategic transaction. Following receipt of these indications of interest, the Zalicus board of directors engaged in active negotiations with three parties before entering into the merger agreement.

In the course of its evaluation of the merger and the merger agreement, the Zalicus board of directors held numerous meetings, consulted with its senior management, legal counsel and its financial advisor and reviewed a significant amount of information and, in reaching its decision to approve the merger and the merger agreement, the Zalicus board of directors considered a number of factors, including, among others, the following factors:

•	information concerning Zalicus’ business, financial performance (both past and prospective) and its financial condition results of operation (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•	Zalicus’ business and financial prospects if it were to remain an independent company and the Zalicus board of directors’ determination that Zalicus could not continue to operate as an independent company and needed to enter into an agreement with a strategic partner;

•	the possible alternatives to the merger, the range of possible benefits and risks to the Zalicus stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and Zalicus board of directors’ assessment that the merger presented a superior opportunity to such alternatives for Zalicus stockholders;

•	Wedbush and the Zalicus board of directors’ view of the valuation of the potential merger candidates. In particular, their collective view that Epirus was the most attractive candidate because of its pipeline of biosimilar monoclonal antibodies and therapeutics proteins for commercialization in global markets. After considering the financial advice it had received from Wedbush, the Zalicus board of directors believed that the merger would create a publicly traded, global biosimilar enterprise focused on improving patient access to important medicines that would create more value for Zalicus’ stockholders than any of the other proposals that the Zalicus board of directors had received;

•	Wedbush’s opinion, dated April 15, 2014, to the Zalicus board of directors that, as of the date of the opinion and based upon its analysis and subject to the assumptions made, matters considered and limitations and qualifications of the review undertaken in connection with the opinion, the consideration to be paid by Zalicus in connection with the merger was fair to the holders of common stock of Zalicus (other than any affiliate of Zalicus, any holder of Epirus capital stock or any of their respective affiliates) from a financial point of view (as more fully described in “The Merger-Opinion of Zalicus’ Financial Advisor” beginning on page 77);

•	the ability of Zalicus’ stockholders to participate in the future growth potential of the combined company following the merger;

•	the results of discussions with third parties relating to a possible business combination or similar transaction with Zalicus;

•	the process undertaken by the Zalicus board of directors in connection with pursuing a strategic transaction and the terms and conditions of the proposed merger, in each case in light of the current market dynamics;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Zalicus’ common stock;

•	the potential for obtaining a superior offer from an alternative purchaser in light of the other potential strategic buyers previously identified and contacted by or on behalf of Zalicus and the risk of losing the proposed transaction with Epirus;

•	the terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties;

•	the likelihood that the merger would be consummated; and

•	the merger agreement, subject to the limitations and requirements contained in the merger agreement, provides the Zalicus board of directors with flexibility to furnish information to and conduct negotiations with third parties in certain circumstances and, upon payment to Epirus of a termination fee of $1.1 million (which the Zalicus board of directors believes is reasonable under the circumstances) to terminate the merger agreement, to accept a superior proposal.

In the course of its deliberations, the Zalicus board of directors also considered, among other things, the following negative factors:

•	the possibility that the merger will not be consummated and the potential negative effect of the public announcement of the merger on Zalicus’ business and stock price;

•	the challenges inherent in the combination of the two divergent businesses of the size and scope of Zalicus and Epirus;

•	certain provisions of the merger agreement that could have the effect of discouraging proposals for competing proposals involving Zalicus, including the restrictions on Zalicus’ ability to solicit proposals for competing transactions involving Zalicus and that under certain circumstances Zalicus may be required to pay to Epirus termination fee of $1.1 million;

•	the substantial fees and expenses associated with completing the merger; and

•	the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on Zalicus as a standalone company because of such failure or delay, and that a more limited range of alternative strategic transactions may be available to Zalicus in such an event.

Although this discussion of the information and factors considered by the Zalicus board of directors is believed to include the material factors considered by the Zalicus board of directors, it is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, the Zalicus board of directors did not find it practicable to and did not quantify or attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and in best interests of Zalicus and its stockholders. In addition, the Zalicus board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Zalicus board of directors, but rather the Zalicus board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of our senior management, Goodwin Procter and Wedbush.

Recommendation of the Zalicus Board of Directors

After careful consideration, the Zalicus board of directors approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, and in the best interests of, the stockholders of Zalicus. Therefore, the Zalicus board of directors recommends Zalicus stockholders vote “FOR” the issuance of the shares of Zalicus common stock in the merger and the other Zalicus proposals set forth in this joint proxy statement/prospectus.

In considering the recommendation of the Zalicus board of directors with respect to the issuance of shares of Zalicus common stock in the merger, you should be aware that the directors and executive officers of Zalicus may have interests in the merger that are different from, or are in addition to, the interests of Zalicus stockholders. Please see “The Merger—Interests of Zalicus’ Executive Officers and Directors in the Merger.”

Interests of Zalicus’ Executive Officers and Directors in the Merger

Some of the directors and officers of Zalicus have interests in the merger that are different from, or in addition to, your interests. The Zalicus board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement. Upon completion of the merger, it is expected that the employment of Mark H.N. Corrigan, M.D., the current president and chief executive officer of Zalicus, and Justin Renz, the current executive vice president, chief financial officer, treasurer and secretary of Zalicus, will be terminated without cause, and each will be entitled to certain severance payments and benefits and the vesting of certain equity awards will be accelerated in accordance with their existing employment arrangements with Zalicus or in accordance with the award terms. Dr. Corrigan shall serve as chairman of the Zalicus board of directors following the merger.

Severance Arrangements. Under his employment agreement with Zalicus, if Dr. Corrigan’s employment is terminated without cause or he resigns for good reason within 24 months of a change of control, Dr. Corrigan is entitled to receive a severance payment equal to two times his base salary, full acceleration of all outstanding equity held by Dr. Corrigan and continued payment of his health, dental and vision insurance premiums for a period of 24 months following the termination of employment. Under his employment arrangement with Zalicus, if Mr. Renz’s employment is terminated without cause or he resigns for good reason, whether or not in connection with a change in control, Mr. Renz will be entitled to receive a severance payment equal to 18 months of his base salary, full acceleration of all outstanding options held by Mr. Renz and continued payment of his health and dental insurance premiums for a period of 18 months following his termination of employment.

Equity Acceleration. In addition to the acceleration provided in the severance arrangements described above, each of Dr. Corrigan and Mr. Renz is entitled to accelerated vesting in connection with certain equity awards granted in February 2014, which awards were made, as was customarily done at the outset of each year, in connection with Zalicus’ annual compensation process. On February 10, 2014, Dr. Corrigan was granted an option to purchase 250,000 shares of Zalicus’ common stock and a restricted stock unit award with respect to 250,000 shares of Zalicus’ common stock, and Mr. Renz was granted a restricted stock unit award with respect to 250,000 shares of Zalicus’ common stock. Each award automatically vests with respect to 50% of the shares subject to the award as of the date of a change of control, and the remaining 50% of the award will vest on the six-month anniversary of a change of control, subject to continued employment; provided that if the executive’s employment is terminated without cause or for good reason, then the remaining portion of the award will vest in full.

In connection with the execution of the merger agreement, certain directors and executive officers of Zalicus entered into voting agreements with Zalicus and Epirus under which they agreed to vote all of the shares beneficially owned by them in favor of the Zalicus proposals described elsewhere in this joint proxy statement/prospectus. As a result of the foregoing, directors and executive officers of Zalicus may be more likely to vote to approve the Zalicus proposals than Zalicus stockholders generally. For further information with respect to the voting agreements, see the information included under “Voting Agreements.”

Golden Parachute Compensation

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Zalicus’ named executive officers that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section Zalicus uses such term to describe the merger-related compensation payable to Zalicus’ named executive officers.

Dr. Corrigan—Dr. Corrigan is employed as the president and chief executive officer of Zalicus pursuant to an employment agreement. Under his employment agreement, if Zalicus terminates Dr. Corrigan’s employment without cause, or Dr. Corrigan terminates his employment for good reason, both as defined in the agreement, Dr. Corrigan is entitled to receive a lump-sum payment equal to two times his annual base salary and will be permitted to continue to participate in Zalicus’ medical and dental benefit plans for a period of 24 months following the date of termination, at Zalicus’ expense. Upon a change in control of Zalicus, if Zalicus terminates Dr. Corrigan’s employment without cause, or Dr. Corrigan terminates his employment for good reason, within 24 months of the change in control, Dr. Corrigan is entitled to the following: (i) all unvested stock options and other stock-based awards held by Dr. Corrigan as of that date will become fully vested and exercisable; (ii) a lump sum payment equal to two times his annual base salary, and (iii) continued participation in the medical and dental benefit plans for a period of 24 months following the date of termination, at Zalicus’ expense. Receipt of any benefits by Dr. Corrigan upon termination will be conditioned upon Dr. Corrigan executing a general release of all claims in a form provided by Zalicus.

Mr. Renz—Mr. Renz is employed as executive vice president, chief financial officer, treasurer and secretary of Zalicus pursuant to an employment agreement, as amended. Under the agreement, if Zalicus terminates Mr. Renz’s employment without cause or if Mr. Renz terminates his employment for good reason, both as defined in the agreement, whether or not in connection with a change in control, he will be entitled to a lump sum payment equal to 18 months of his then current base salary, 18 months of the premium cost of participation in Zalicus’ medical and dental plans, subject to applicable law and plan terms, and accelerated vesting of 100% of the stock options which remain unvested on the date of termination, in each case subject to the execution of a release of claims.

Equity Acceleration. In addition to the acceleration provided in the severance arrangements described above, each of Dr. Corrigan and Mr. Renz is entitled to accelerated vesting in connection with certain equity awards granted in February 2014, which awards were made, as was customarily done at the outset of each year, in connection with Zalicus’ annual compensation process. On February 10, 2014, Dr. Corrigan was granted an option to purchase 250,000 shares of Zalicus’ common stock and a restricted stock unit award with respect to 250,000 shares of Zalicus’ common stock, and Mr. Renz was granted a restricted stock unit award with respect to 250,000 shares of Zalicus’ common stock. Each award automatically vests with respect to 50% of the shares subject to the award as of the date of a change of control, and the remaining 50% of the award will vest on the six-month anniversary of a change of control, subject to continued employment; provided that if the executive’s employment is terminated without cause or for good reason, then the remaining portion of the award will vest in full.

For purposes of the employment and equity arrangements above, the consummation of the merger will constitute a “change of control” under each arrangement.

Aggregate Amounts of Potential Compensation

The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from Zalicus if the merger is consummated and if the named executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. As discussed in “Interests of Zalicus’ Directors and Executive Officers in the Merger,” it is currently expected that neither Dr. Corrigan nor Mr. Renz will continue to be employed by Zalicus following the closing of the merger and, accordingly, both will be entitled to receive the severance and benefits described above. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential golden parachute compensation, we have assumed that the merger occurs on May 8, 2014, including with respect to calculating the portion of equity awards subject to accelerated vesting, and have further assumed that the named executive officers will incur a termination of employment on such date that would entitle them to the benefits set forth in the table below.

	Golden Parachute Compensation
	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Mark H.N. Corrigan, M.D.	$1,000,000	$327,777	$50,962	$1,378,739
Justin A. Renz	503,661	$295,000	22,836	$821,497
Jason Cole(4)	—	—	—	—

(1)	Amounts in this column represent the lump sum cash severance payment to be paid to each executive upon a termination of employment without “Cause” or a termination for “Good Reason” (as defined in each executive’s respective employment arrangement), subject to the execution and non-revocation of a general release of claims in favor of Zalicus. In the case of Dr. Corrigan, the cash severance would be equal to two times Dr. Corrigan’s base salary in effect at the time of the termination (or, if higher, the base salary at the time of the change in control) and, in the case of Mr. Renz, the cash severance would be equal to 18 months base salary at the rate in effect at the time of the termination. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this joint proxy statement/prospectus.

(2)	These amounts reflect the aggregate amount attributable to the accelerated vesting of all outstanding options and restricted stock units held by the named executive officers. The value of the options was determined by multiplying the number of unvested option shares by the difference between $1.18 (the average closing market price of Zalicus’ common stock over the first five business days following the public announcement of the merger agreement) and the exercise price for such unvested option shares. Assuming a price per share of $1.18, all option awards are out-of-the-money. The value of the restricted stock units was determined by multiplying the number of shares subject to unvested restricted stock units by $1.18 (the average closing market price of Zalicus’ common stock over the first five business days following the announcement of the merger).
(3)	Amounts in this column represent (i) in the case of Dr. Corrigan, the estimated value of payments for continuation of medical coverage pursuant to COBRA for 24 months and (ii) in the case of Mr. Renz, the estimated value of payments for continuation of medical coverage pursuant to COBRA for 18 months. Such benefits are subject to the execution and non-revocation of a general release of claims in favor of Zalicus.
(4)	On March 5, 2014, Jason Cole resigned from Zalicus and, accordingly, will receive no compensation in connection with the merger.

Opinion of Zalicus’ Financial Advisor

Scope of the Assignment

In December 2012, Zalicus’ board of directors engaged Wedbush to provide financial advisory and investment banking services in connection with a potential strategic transaction, and ultimately requested that Wedbush render an opinion as to whether the consideration to be paid by Zalicus in connection with the merger with Epirus, as provided in the merger agreement, was fair to the holders of common stock of Zalicus (other than any affiliate of Zalicus, any holder of capital stock of Epirus or any of their respective affiliates) from a financial point of view. Wedbush rendered its oral and written opinion to Zalicus’ board of directors that, as of April 15, 2014, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the merger consideration to be paid by Zalicus in connection with the merger, as provided in the merger agreement, was fair to the holders of common stock of Zalicus (other than any affiliate of Zalicus, any holder of capital stock of Epirus or any of their respective affiliates) from a financial point of view.

The full text of Wedbush’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with such opinion, is attached as Appendix H and is incorporated herein by reference. Wedbush’s opinion was intended for the use and benefit of Zalicus’ board of directors in connection with its evaluation of the merger. Wedbush’s opinion does not address Zalicus’ underlying business decision to enter into the merger agreement or complete the merger or the relative merits of the merger compared to any alternative business strategies that may be available to Zalicus and does not constitute a recommendation to Zalicus’ board of directors or any stockholder as to how that person should vote on the issuance of shares of Zalicus common stock in the merger or any related matter. The following summary of Wedbush’s opinion is qualified in its entirety by reference to the full text of such opinion, and Zalicus’ stockholders are urged to read Wedbush’s opinion in its entirety.

For purposes of its opinion and in connection with its review of the merger, Wedbush has, among other things:

•	reviewed a draft of the merger agreement dated April 14, 2014;

•	reviewed certain publicly available business and financial information relating to Zalicus and Epirus, respectively;

•	reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data furnished to Wedbush by the managements of Zalicus and Epirus, respectively;

•	reviewed certain publicly available information with respect to other companies in the biopharmaceutical industry that Wedbush believed to be comparable in certain respects to Epirus; and

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the biopharmaceutical industry that Wedbush believed to be comparable in certain respects to Epirus, in whole or in part, and to the merger.

In addition to the foregoing, Wedbush held discussions with the management of Zalicus and Epirus concerning their views as to the financial and other information described in the bullet points above, and made inquiries regarding and discussed the merger agreement and related matters. In addition to the foregoing, Wedbush has conducted such other analyses and examinations and considered such other general financial, economic and market criteria as Wedbush deemed appropriate to arrive at its opinion.

In rendering its opinion, Wedbush relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Wedbush by Zalicus or any other party to the merger agreement or otherwise reviewed by Wedbush. With respect to projected cash balances and other information provided to or reviewed by it, Wedbush was advised by Zalicus’ management that this information was reasonably prepared on bases reflecting the best currently available estimates and judgments of Zalicus’ management as to expected future financial performance of Zalicus. Wedbush further relied on the assurances of Zalicus’ management that Zalicus’ management is unaware of any facts that would make the information provided to Wedbush incomplete or misleading. Wedbush did not make and was not provided with any independent evaluations or appraisals of any of Zalicus’ or Epirus’ assets, properties, liabilities or securities, nor did Wedbush make any physical inspection of Zalicus’ or Epirus’ properties or assets. Wedbush does not have any opinion on any financial forecast or the assumptions upon which they were based, by Zalicus’ management or Epirus’ management, nor does it have any opinion as to the price of Zalicus’ common stock in the future. Wedbush also has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Zalicus, Epirus or the merger.

Wedbush’s opinion is based on economic, market and other conditions as in effect on, and the information made available to Wedbush as of, the date of such opinion. Wedbush has also relied on the accuracy and completeness of Zalicus’ and Epirus’ representations and warranties in the merger agreement, without regard to any qualifications that may be set forth in disclosure schedules or any other such qualifications. In addition, Wedbush has assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions. In addition, Wedbush assumed that Epirus’ contemplated issuance of shares of Series B Preferred Stock, $0.0001 par value per share, would be consummated in two issuances, with the first issuance to occur approximately simultaneously with the execution and delivery of the merger agreement and the second issuance to occur following the execution and delivery of the merger agreement. Events occurring after the date of Wedbush’s opinion could materially affect the assumptions used in preparing such opinion. Wedbush assumed that the final form of the merger agreement would be substantially similar to the draft agreement reviewed by it. Wedbush has not undertaken to reaffirm or revise the opinion or otherwise comment upon any events occurring after the date of such opinion.

Wedbush noted in its opinion that it is not a legal, tax or regulatory advisor and has relied upon, without independent verification, the assessment of Zalicus and Epirus and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.

Wedbush is an investment banking firm and a member of The New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes. Wedbush was selected by Zalicus’ board of directors based on Wedbush’s experience, expertise,

reputation and familiarity with Zalicus. Zalicus’ board of directors did not impose any limitations on Wedbush with respect to the investigations made or procedures followed in rendering its opinion. Wedbush’s opinion was approved by a fairness committee at Wedbush in accordance with the requirements of FINRA Rule 5150.

In rendering its opinion, Wedbush expressed no opinion as to the amount or nature of any compensation to any officers, directors, or employees of Zalicus, or any class of such persons, relative to the consideration to be received by the holders of the common stock of Zalicus in the merger or with respect to the fairness of any such compensation. Wedbush did not opine as to the merits of the merger compared to any alternative transactions that may be available to Zalicus should Zalicus desire to pursue such alternatives.

Wedbush was not been asked to, nor did it, offer any opinion as to the terms, other than the amount of the merger consideration to be paid by Zalicus in the proposed merger to the extent expressly specified in its opinion, of the merger agreement or the form of the merger. Wedbush expressed no opinion as to the price at which shares of common stock of Zalicus may trade subsequent to the announcement of the merger or the price at which shares of common stock of Zalicus may trade subsequent to the consummation of the merger. Wedbush also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Zalicus, Epirus or the merger.

In arriving at its opinion, Wedbush did not give any consideration to any terms or conditions of any other agreement to be entered into in connection with the merger agreement, including the terms or conditions of the related voting agreements.

Zalicus has agreed to pay Wedbush a fee of $100,000 for rendering its opinion upon the receipt of Wedbush’s opinion, and has agreed to pay Wedbush, contingent upon closing of the merger, a fee for providing investment banking and advisory services in relation to the merger in the amount of $750,000 (against which the $100,000 opinion fee and an earlier $10,000 retainer will be credited). Neither the opinion fee nor the investment banking and advisory services fee are contingent upon the conclusions reached by Wedbush in its opinion. In addition, Zalicus has agreed to indemnify Wedbush for certain liabilities arising out of its engagement. In the three years prior to the date hereof, Wedbush has provided to Zalicus services unrelated to the merger in connection with (i) an equity distribution agreement, dated February 9, 2011, pursuant to which Wedbush sold an aggregate of 1,480,000 shares of Zalicus’ common stock; (ii) an equity distribution agreement, dated January 10, 2012, pursuant to which Wedbush sold an aggregate of 2,342,996 shares of Zalicus’ common stock; and (iii) an equity distribution agreement, dated June 19, 2012, pursuant to which Wedbush sold an aggregate of 2,181,993 shares of Zalicus’ common stock. In addition, in June 2009, Wedbush provided investment banking and advisory services to CombinatoRx, Incorporated in connection with its merger with Neuromed Pharmaceuticals, Inc., Zalicus’ predecessor. Wedbush received aggregate fees in the amount of approximately $1.8 million for the foregoing referenced services that were unrelated to the merger. In the three years prior to the date hereof, Wedbush has not provided any services to Epirus. Wedbush may in the future provide investment banking and financial advisory services to Zalicus or Epirus unrelated to the proposed merger, for which services Wedbush would expect to receive compensation.

In the ordinary course of its business, Wedbush and its affiliates may actively trade the common stock of Zalicus for their own account and for the accounts of their customers and, accordingly, Wedbush and its affiliates may at any time hold a long or short position in the common stock of Zalicus. From such time as Wedbush became engaged by Zalicus to provide financial advisory and investment banking services in connection with a potential strategic transaction through the date of its opinion, Wedbush has not owned any Zalicus stock for its own account.

Summary of Analyses

The following is a summary of the material financial analyses performed by Wedbush in connection with reaching its opinion:

•	Implied Epirus Financial Analyses

•	Implied Total Enterprise Value Analysis

•	Liquidation Analysis

•	Stand-Alone Epirus Financial Analyses

•	Public Comparable Company Analysis

•	Merger and Acquisition Transaction Analysis

•	Discounted Peak Sales Analysis

•	Private Financing Analysis

The following summaries are not a comprehensive description of Wedbush’s opinion or the analyses and examinations conducted by Wedbush, and the preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Wedbush believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses.

In performing its analyses, Wedbush made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of Zalicus and the control of Wedbush. Any estimates contained in Wedbush’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Implied Epirus Financial Analyses

Implied Total Enterprise Value Analysis

Wedbush calculated a range of implied total enterprise values, defined as common equity value, plus total debt, less cash and cash equivalents, for Epirus, with the common equity value calculated based on the percentage ownership of the combined company to be held by Epirus shareholders under the terms of the merger agreement and the ten-day average closing price of Zalicus shares as of April 11, 2014 of $1.23. Based on Epirus stockholders holding 81%, 83% or 86% of the fully diluted shares of common stock of the combined company, and Epirus management’s estimate of net cash (defined as cash and cash equivalents less total debt) of $33.5 million, the resulting implied total enterprise values of Epirus were $107.1 million, $127.6 and $169.2 million, respectively. The foregoing estimate of net cash assumed the close of series B financing raising $31.0 million net of a $5.0 million bridge note conversion, plus $2.5 million in existing cash.

Liquidation Analysis

Based on information provided by Zalicus management and assuming Zalicus would be liquidated on June 30 2014, Wedbush calculated the implied enterprise value of Epirus under the following two scenarios.

•

First Scenario. Zalicus management estimated that Zalicus would have $4.5 million of cash to distribute to Zalicus shareholders on June 30, 2014, assuming Zalicus is not able to sell its remaining assets, which include the cHTS business, Canadian NOLs, and its clinical programs (referred to herein as the “6/30/14 Liquidation Value”). Such amount was calculated beginning with Zalicus’ cash balance of $19.8 million at December 31, 2013 and adjusting for Zalicus management’s estimates for cash inflows (specifically, an estimated $9.2 million attributable to Zalicus revenues and the sale of Exalgo royalty rights to Mallinckrodt Inc.) and cash outflows (including an estimated $3.6 million in clinical, bonus and severance expenses for 2013 but paid in 2014; estimated operating cash burn through June 30, 2014 in the amount of $5.3 million; repayment of debt in the amount of $9.3 million; estimated payments to various creditors in the amount of $0.5 million; estimated severance and benefit obligations in the amount of $2.8 million; and estimated legal and investment banking fees in the amount of $3.0 million) through June 30, 2014.

•	Second Scenario. Zalicus management estimated the amount of cash it could potentially raise if it were able to sell particular remaining assets. Although there can be no assurances that any actions by Zalicus to attempt to sell any or all of these assets will be successful or that the option of selling these assets is or will be available to Zalicus, Zalicus estimated the following ranges of resulting cash assuming it were able to sell the listed assets: (i) the cHTS business ($3.0 million to $7.0 million); (ii) savings of up to $1.2 million in severance in any sale of cHTS business; (iii) monetization of Canadian NOLs ($0.0 to $6.5 million); (iv) sale of clinical programs (product candidate Z944 and Nav 1.7 discovery program) ($0.0 to $5.0 million). While Zalicus management prepared these estimates in good faith, the estimates and the underlying assumptions involve judgments based on a number of factors (including information derived from its efforts since the fall of 2013 to sell certain of these assets and negotiations with potential counterparties), and there can be no assurance that Zalicus will be successful in selling any of the assets listed above or in realizing the amounts listed herein. Zalicus estimated a high-end total potential upside of $17.9 million based on the assumption that Zalicus were successful in selling all of the listed assets at the following amounts, all of which are at top-end or near-top-end of the above ranges: (i) $7.0 million for any potential sale of the cHTS business, (ii) $0.9 million for severance savings in the event of a sale of the cHTS business, (iii) $5.0 million for Canadian NOLs and (iv) $5.0 million for any sale of Zalicus’ clinical programs. Adding the estimated $4.5 million 6/30/14 Liquidation Value (as described above) to the estimated $17.9 high-end potential upside yielded a Zalicus management estimate of $22.4 million in total liquidation value as of June 30, 2014 inclusive of top-end potential upside.

Under the first scenario, a $4.5 million liquidation cash balance results in Epirus stockholders receiving an 86% ownership of the combined company under the terms of the merger agreement, thereby implying an enterprise value of Epirus of $27.6 million. Under the second scenario, which reflects net cash above $12.0 million, Epirus shareholders would receive 81% of the combined company under the terms of the merger agreement, which thereby implies an enterprise value of Epirus of $51.2 million.

Stand-Alone Epirus Financial Analyses

Public Comparable Company Analysis

Using publicly available information, Wedbush reviewed selected financial data of nine publicly-traded companies in the biopharmaceutical industry and were considered by Wedbush to have primary risk related to commercialization of assets. In this regard, Wedbush noted that although such companies were considered similar to Epirus, none of the companies has the same management, make-up, technology, size or mix of business as Epirus and accordingly there are inherent limitations on the applicability of such companies to the stand-alone financial analysis of Epirus. Wedbush reviewed and analyzed the following publicly-traded companies: AcelRx Pharmaceuticals, Corcept Therapeutics, Chelsea Therapeutics, Vanda Pharmaceuticals, Durata Therapeutics, Momenta Pharmaceuticals, Alimera Sciences, Eagle Pharmaceuticals and Alexza Pharmaceuticals (each a “Comparable Company” and collectively, the “Comparable Companies”).

Wedbush analyzed the following market and financial data for each of the Comparable Companies:

•	common equity value defined as the number of fully-diluted shares multiplied by the closing price of the common stock, and enterprise value (“EV”) defined as common equity value, plus total debt, less cash and cash equivalents.

The nine Comparable Companies had enterprise values between $56.1 million and $397.3 million. In this public comparable company analysis, Wedbush derived a mean EV of $274.6 million and a median EV of $311.0 million, as of April 11, 2014. Wedbush then applied a 15% increase and a 15% decrease to the median EV in order to calculate a range of implied enterprise values for Epirus. Based on the public comparable company analysis, the range of enterprise values for Epirus was $264.4 million to $357.7 million.

Merger and Acquisition Transaction Analysis

Wedbush reviewed certain publicly available information relating to the following selected merger and acquisition transactions (each a “Comparable Transaction” and collectively, the “Comparable Transactions”) announced from November 2011 to January 2014 involving biopharmaceutical companies considered by Wedbush to be similar to Epirus on the basis of stage of development and/or because they were considered by Wedbush to have primary business risk related to commercialization of assets at the time the transaction was announced. In this regard, Wedbush noted that although such companies were considered similar, none of the companies has the same management, make-up, technology, size or mix of business as Epirus and accordingly there are inherent limitations on the applicability of those transactions to the stand-alone financial analysis of Epirus. The Comparable Transactions considered were as follows:

Target	Acquirer
Nupathe	Teva Pharmaceuticals

Savient Pharmaceuticals	Crealta Pharmaceuticals

Trius Therapeutics	Cubist Pharmaceuticals

Optimer Pharmaceuticals	Cubist Pharmaceuticals

Incline Therapeutics	The Medicines Co.

DUSA Pharmaceuticals	Sun Pharmaceuticals

Oceana Therapeutics	Salix Pharmaceuticals

In its comparable transactions analysis, Wedbush used the upfront payment portion for each transaction, which Comparable Transactions had upfront payments ranging from $120.4 million to $707.0 million. The mean upfront payment of the Comparable Transactions was $318.1 million, and the median upfront payment of the Comparable Transactions was $230.0 million. As a result of this comparable transactions analysis, Wedbush considered the median upfront payment and then applied a 15% increase and a 15% decrease in order to calculate a range of implied enterprise values for Epirus. Based on this comparable transaction analysis, the range of implied enterprise values for Epirus was $195.5 million to $264.5 million. Five of the seven Comparable Transactions involved not only an upfront payment but also potential future milestone payment(s). Wedbush excluded any value attributable to potential future milestone payment(s) associated with the Comparable Transactions. Were any value attributed to potential future milestone payments in the Comparable Transaction analysis, the resulting range of implied enterprise values for Epirus would be higher than the $195.5 to $264.5 million range of enterprise values for Epirus that was derived through this comparable transactions analysis based on upfront payments only.

Discounted Peak Sales Analysis

Wedbush performed a discounted peak sales analysis for the following three product candidates in Epirus’ pipeline of biosimilar product candidates: BOW015, BOW030 and BOW050. Wedbush calculated the value of each product candidate by using peak sales estimates provided by Epirus management and applying a probability of success percentage to each product candidate, as described below. The peak sales estimates provided by Epirus management, which reflect projected revenues to Epirus net of any projected partner payments, are: for BOW015, $160.0 million (with peak sales in 2021); for BOW050, $230.0 million (with peak sales in 2022); for

BOW030, $31.0 million (with peak sales in 2022). The probability of success percentage adjusts the peak sales for the likelihood that the product candidate reaches commercialization; Wedbush used probability of success percentages derived from a third party study regarding clinical approval success probabilities. Wedbush next applied a one-year forward sales multiple to the probability-adjusted peak sales figure using a one-year forward sales multiple derived from publicly available data regarding each of the Comparable Companies, as described below, to arrive at a value of the product candidate. Wedbush then discounted, based on the discount rates described below, this future value back to March 31, 2014.

Wedbush applied a 93% probability of success for BOW015, which is in registration for approval, and a 19% probability of success for each of BOW050 and BOW030, which are in the pre-clinical stage. Wedbush applied a one-year forward sales multiple of 3.8x to 5.8x to each probability-adjusted peak sales figure based on the mean one-year forward sales multiple of 4.8x for the Comparable Companies (where the mean was calculated using the enterprise value of each Comparable Company divided by 2015 estimated revenue derived from Bloomberg consensus estimates for such Comparable Company).

A discount rate range of 16.6% to 20.6% was used based on a weighted average cost of capital of 18.6% for the Comparable Companies.

Based on this discounted peak sales analysis, the range of implied enterprise values for Epirus was $205.1 million to $394.9 million.

Private Financing Analysis

Wedbush reviewed and analyzed certain publicly available information regarding the most recent venture-backed, private preferred stock financings for seven companies selected for (i) having consummated an initial public offering (IPO) within twelve months of a private financing and (ii) having new investors participating in the subject financing. In this regard, Wedbush noted that although such companies were considered similar, none of the companies has the same management, make-up, technology, size or mix of business as Epirus. Wedbush reviewed such financings for the following companies: Auspex Pharmaceuticals (January 2014), Dicerna Pharmaceuticals (August 2013), Karyopharm Therapeutics (July 2013), Esperion Therapeutics (April 2013), PTC Therapeutics (March 2013), bluebird bio (July 2012) and Intercept Pharmaceuticals (August 2012). The high and low discounts of private round financing valuation to IPO valuation were 54.6% and 20.0%, respectively, and the mean and median were 40.1% and 44.4%, respectively.

Wedbush analyzed the implied value of the shares of common stock to be issued by Zalicus to Epirus using the ten-day average closing price of Zalicus shares as of April 11, 2014 of $1.23, implying a public market equity valuation for Epirus. Based on an 81% to 86% Epirus ownership of the combined company and a 20.0% to 54.6% private financing discount to IPO, the implied range of equity values of Epirus as a stand-alone private company was $63.9 million to $162.1 million.

According to Epirus management, Epirus contemplated that the Series B Preferred Stock financing would involve Epirus issuing $36 million of Series B Preferred Stock and reflects an equity value of Epirus prior to such financing of approximately $75 million. This implies a post-Series B Preferred Stock financing equity value of Epirus of approximately $111 million, which amount is within the range of the above implied equity values calculated by Wedbush in the private financing analysis.

Comparison of Stand-Alone Epirus Financial Analyses to Implied Epirus Financial Analyses

Wedbush compared the results of the financial analyses described above under “Stand-Alone Epirus Financial Analyses” with the results of the financial analyses described above under “Implied Epirus Financial Analyses.” Wedbush calculated that the average value of Epirus under the Stand-Alone Epirus Financial

Analyses was approximately $239 million, with a high of $394.9 million and a low of $63.9 million. Wedbush calculated that the average value of Epirus under the Implied Epirus Financial Analyses was approximately $89 million, with a high of $169.2 million and a low of $27.6 million. Wedbush noted that the average of the Stand-Alone Epirus Financial Analyses is higher than the average of the Implied Epirus Financial Analyses.

Conclusion

Based upon its analyses, and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken in connection with its opinion, Wedbush is of the opinion that, as of the date of such opinion, the merger consideration to be paid by Zalicus in connection with the merger is fair to the holders of common stock of Zalicus (other than any affiliate of Zalicus, any holder of capital stock of Epirus or any of their respective affiliates) from a financial point of view.

Epirus’ Reasons for the Merger

In approving and authorizing the merger agreement and the merger, the Epirus board of directors considered a number of factors. Although the following discussion sets forth the material factors considered by the Epirus board of directors in reaching its determination, it may not include all of the factors considered by the Epirus board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Epirus board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Epirus board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In reaching its decision, the Epirus board of directors consulted with Epirus’ management with respect to strategic and operational matters and with Epirus’ legal counsel with respect to the merger agreement and the transactions contemplated thereby. The Epirus board of directors also consulted with Leerink Partners LLC, Epirus’ financial advisor, with respect to the financial aspects of the merger in context with other alternatives.

Among the factors considered by the Epirus board of directors in its decision to approve the merger agreement were the following: (a) the judgment, advice and analysis of Epirus’ senior management and advisors with respect to the potential benefits of the merger, including Zalicus’ available resources, product candidates, drug discovery platforms, partnerships and collaborations, intellectual property and employees, as well as Zalicus’ liabilities, based in part on the business, technical, financial due diligence investigations performed with respect to Zalicus; (b) Zalicus’ status as a publicly traded company and the fact that following the merger, Epirus would be a publicly traded company with potentially broader and more flexible financing opportunities; (c) historical and current information concerning Epirus’ business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Epirus’ prospects if it was to remain an independent company, including: (i) the risk of adverse regulatory or clinical outcomes in clinical trials; and (ii) its need to obtain additional financing and the likely terms on which it would be able to obtain such financing; (d) the status of Zalicus’ and Epirus’ drug candidates; (e) the general economic and market conditions, as they relate to Epirus’ ability to raise additional capital from new investors for the continued growth of Epirus’ business, and as they relate to the potential prospects for the combined company to raise additional capital; (f) the current conditions in the pharmaceutical and biotechnology marketplace and the positioning of Zalicus within that market after the merger; (g) the terms of the merger agreement, including the merger consideration, as well as the parties’ representations, warranties and covenants and the conditions to their respective obligations.

In reaching its determination to approve the merger agreement and the merger, the members of the Epirus board of directors identified and considered a number of the potentially beneficial aspects of the merger, including the following:

•	the combined company’s cash and cash equivalents and projected cash burn rate;

•	the profile and status of Zalicus’ product candidates and drug discovery technologies, and the prospect that they may provide additional value and sources of revenue with respect to stage of development, with Epirus’ product pipeline;

•	the perceived ability of Epirus’ management to further develop several of Zalicus’ pipeline candidates through clinical development and, possibly, approval from regulatory authorities;

•	the expectation that most of Epirus’ employees, especially its management, will serve in similar roles at the combined company;

•	the fact that the merger will provide Epirus stockholders with shares of Zalicus common stock, a publicly traded company, which would provide Epirus stockholders with the possibility of liquidity;

•	the range of options available to the combined organization to access private and public equity markets to fund future capital needs, which would likely be greater than the options available to Epirus alone;

•	the contribution of Zalicus’ cash, intellectual property and other assets to a combined company, which could help accelerate Epirus’ development plans and Epirus’ ability to generate products while also preserving the accumulated value in Epirus’ product candidates and research platform;

•	the terms of the merger agreement are reasonable, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations; and

•	the conclusion of Epirus’ board of directors that the $2.5 million termination fee, and the circumstances when such fee may be payable, were reasonable.

The members of the Epirus board of directors also identified and considered the following material uncertainties and risks:

•	the risk that the potential benefits of the merger might not be realized;

•	the price volatility of Zalicus’ common stock, which may reduce the value of the Zalicus common stock that Epirus stockholders will receive upon the consummation of the merger and, in particular, possibly result in the holders of Epirus common stock and preferred stock receiving significantly less consideration in the merger;

•	the reduction in the ability of Epirus’ stockholders to realize the long-term value of the successful execution of Epirus’ current strategy as an independent company;

•	the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that future sales of common stock by existing Zalicus stockholders may cause the price of Zalicus common stock to fall, thus reducing the value of the consideration received in the merger;

•	the risk that the termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Epirus;

•	the risk that the merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain by Epirus stockholders in respect of their Epirus stock;

•	the risk that Zalicus’ technology may not be successfully developed, approved or commercialized or that Zalicus collaborative arrangements may be terminated or fail to successfully develop products;

•	the risk that the merger may not be completed, and that a more limited range of alternative strategic transactions would be available to Epirus in that event; and

•	the substantial expenses to be incurred in connection with the merger, future contractual obligations of Zalicus, principally the obligations under its existing lease, and related administrative challenges associated with combining the companies.

The Epirus board of directors weighed the benefits, advantages and opportunities of a potential transaction against the negative factors described above, including the possible diversion of management attention for an extended period of time. The Epirus board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Epirus board of directors concluded that the potential benefits significantly outweighed the potential risks of completing the merger.

After taking into account these and other factors, the Epirus board of directors approved and authorized the merger agreement and the transactions contemplated thereby, including the merger.

Recommendation of the Epirus Board of Directors

After careful consideration, the Epirus board of directors has approved and declared advisable Proposal No. 1 to adopt and approve the merger agreement and the transactions proposed thereunder, including the merger. The Epirus board of directors believes that the merger agreement and the transactions proposed thereunder, including the merger, are in the best interests of Epirus and its stockholders. The Epirus board of directors recommends that the Epirus stockholders vote “FOR” proposal No. 1 to approve and adopt the merger agreement and the transactions proposed thereunder, including the merger.

Interests of Epirus’ Executive Officers and Directors in the Merger

Epirus’ directors and management have interests in the merger as individuals in addition to, and that may be different from, the interests of Epirus’ stockholders. The Epirus board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement.

Geoffrey Duyk, Scott Rocklage, Amit Munshi, J. Kevin Buchi, and Daotian Fu, each of whom is a current director of Epirus, are expected to be members of the Zalicus board of directors after the merger. These relationships may have influenced their decision to vote in favor of the merger and to recommend that Epirus stockholders vote in favor of the merger and related transactions. In addition, certain of the current executive officers or key employees of Epirus are expected to serve as executive officers or key employees of Zalicus at the effective time of the merger.

As of May 1, 2014, Epirus’ executive officers as a group held eligible options to purchase a total of 6,552,099 shares of Epirus common stock with a weighted average exercise price of $0.75 per share. As described under “Treatment of Epirus Equity Awards”, beginning on page 15, all Epirus options will be converted into options with respect to Zalicus common stock in connection with the merger. For more detailed information on Epirus’ executive officers’ beneficial ownership of Epirus common stock and eligible options held by Epirus’ executive officers, please refer to “Epirus Principal Stockholders.”

Pursuant to the merger agreement, upon the completion of the merger, Zalicus and Epirus agreed that all rights of indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Epirus and its subsidiaries as provided for in the respective organizational documents in effect as of the date of the merger agreement, shall continue to be honored and in full force and effect for a period of six years after the closing of the merger; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. The certificate of incorporation and by-laws of the combined company will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Epirus’ organizational documents and during such six year period following the effective time, Zalicus shall not and shall not cause the combined company to amend, repeal or otherwise modify such provisions in any manner that would materially and adversely affect the rights thereunder of individuals who at any time prior to the closing of the merger was a director, officer, employee, fiduciary, or agent of any of Epirus or its subsidiaries in respect of actions or omissions occurring at or prior to the closing of the merger, unless such modification is required by applicable laws. From and after the completion of the merger, Zalicus and the combined company will indemnify and hold harmless each present and former director and officer of Epirus and its subsidiaries in respect of acts or omissions occurring prior to the completion of the merger to the extent provided in any written indemnification agreement in effect as of the date of the merger agreement or required by Epirus’ organizational documents in effect immediately prior to closing.

Zalicus shall purchase a six-year “tail” policy under Zalicus’ existing directors’ and officers’ liability insurance policy, with an effective date as of the closing of the merger.

Certain of the Epirus stockholders who have entered into voting agreements with Zalicus, agreeing to vote all shares beneficially owned by them in favor of approval and adoption of the merger agreement and approval of the merger, are affiliated with directors of Epirus.

As a result of the foregoing, the directors and executive officers of Epirus may be more likely to vote to approve the merger than Epirus stockholders generally.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are expected to apply generally to each Epirus stockholder upon exchange of shares of Epirus capital stock for shares of Zalicus common stock upon the consummation of the merger. This summary is based upon current provisions of the Code, existing Treasury regulations and current administrative rulings and court decisions, all in effect as of the date hereof and all of which are subject to change. Any change, which may be retroactive, could alter the tax consequences to Zalicus, Epirus or the Epirus stockholders as described in this summary. No attempt has been made to comment on all of the U.S. federal income tax consequences of the merger that may be relevant to particular holders, including holders who do not hold their shares as capital assets; holders subject to special treatment under the Code such as dealers in securities; banks; insurance companies; other financial institutions; mutual funds; real estate investment trusts; tax-exempt organizations; investors in pass-through entities; stockholders who are subject to the alternative minimum tax provisions of the Code; Epirus stockholders who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; U.S. holders, as defined below, that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; Epirus stockholders who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant; and certain expatriates or former long-term residents of the United States. Stockholders described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the merger.

In the case of a stockholder that is a partnership, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships that are holders of Epirus capital stock and partners in such partnerships are urged to consult their own tax advisors regarding the consequences to them of the merger.

In addition, the following discussion does not address the tax consequences of the merger under state, local or non-U.S. tax laws or federal tax laws other than the income tax. Furthermore, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which shares of Epirus capital stock are acquired or disposed of (b) the tax consequences to holders of options or warrants issued by Epirus which are assumed in connection with the merger; (c) the tax consequences of the receipt of shares of Zalicus common stock other than in exchange for shares of Epirus capital stock pursuant to the merger agreement, or (d) the consequences if an Epirus stockholder fails to provide Zalicus information required to avoid the application of the backup withholding rules. No ruling from the Internal Revenue Service, or the IRS or opinion of counsel, has been or will be requested in connection with the merger, and Epirus stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

Holders of Epirus capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and non-U.S. tax laws and other federal tax laws.

Treatment of Merger as a “Reorganization” under Section 368(a)

Zalicus and Epirus intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Treatment of Epirus stockholders in the merger

For purposes of this discussion, “U.S. holder” and “non-U.S. holder” are defined as follows:

•	a “U.S. holder” is a beneficial owner of Epirus capital stock, that is (a) an individual citizen or resident of the United States, (b) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States or the District of Columbia, (c) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (d) an estate that is subject to U.S. federal income tax on its worldwide income from all sources; and

•	a “non-U.S. holder” is a beneficial owner of Epirus capital stock other than a U.S. holder or a partnership for U.S. federal income tax purposes.

Treatment of U.S. holders in the merger

If the merger qualifies as a reorganization, within the meaning of Section 368(a) of the Code, Epirus stockholders generally will not recognize gain or loss upon the exchange of their Epirus capital stock for Zalicus common stock. Epirus stockholders generally will obtain a basis in the Zalicus common stock they receive in the merger equal to their basis in the exchanged Epirus capital stock. The holding period of the shares of Zalicus common stock received by a Epirus stockholder in the merger will include the holding period of the shares of Epirus capital stock surrendered in exchange therefor.

A U.S. holder who receives cash in lieu of a fractional share of Zalicus common stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Zalicus. Such U.S. holder will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder’s holding period is greater than one year as of the date of the closing of the merger. For U.S. holders who are individuals, any long-term capital gain generally will be taxed at a U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

If the merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder generally will be treated as exchanging its Epirus capital stock in a fully taxable transaction in exchange for Zalicus common stock. Gain or loss recognized upon such an exchange generally will be capital gain or capital loss. Any recognized capital gain or capital loss will be long-term capital gain or capital loss, if the U.S. holder has held the shares of Epirus capital stock for more than one year.

U.S. holders that are individual taxpayers may be subject to a 3.8% Medicare surtax with respect to gain recognized in respect of cash received in lieu of fractional shares or if the merger is not treated as a reorganization within the meaning of Section 368(a) of the Code. Such Medicare surtax applies on the lesser of such U.S. holder’s “net investment income” and modified adjusted gross income over a threshold amount of $200,000 ($250,000 for married taxpayers filing jointly and surviving spouses, and $125,000 for married taxpayers filing separately). Net investment income means the excess of (1) the sum of (a) gross income from interest, dividends, annuities, royalties and rents, and net gain attributable to the disposition of property, unless such income is derived from a trade or business not described in (1)(b), and (b) other gross income from a trade or business that constitutes a passive activity or the trading of financial instruments or commodities, over (2) deductions properly allocable to such activities. The 3.8% Medicare surtax also applies to U.S. holders that are estates or trusts on the lesser of their undistributed net income and the excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the tax year.

U.S. holders and reporting requirements

If the merger is a reorganization within the meaning of Section 368(a) of the Code, certain U.S. holders that receive Zalicus common stock in the merger will be required to file statements with their U.S. federal income tax returns setting forth their basis in the Epirus capital stock surrendered and the fair market value of the consideration received in the merger, and to retain permanent records of these facts relating to the merger. U.S. holders are urged to consult their tax advisors to comply with these rules.

Treatment of non-U.S. holders in the merger

A non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain with respect to the merger if the merger is treated as reorganization within the meaning of Section 368(a) of the Code. If the merger is not treated as a reorganization, within the meaning of Section 368(a) of the Code, a non-U.S. holder will still not be subject to U.S. federal income or withholding tax on gain with respect to the merger as long as:

•	such gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if a tax treaty applies, is not attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States;

•	in the case of certain capital gains, the non-U.S. holder either is not considered, for U.S. federal income tax purposes, to be present in the United States for 183 days or more during the taxable year in which the capital gain is recognized or otherwise qualifies for an exemption; and

•	Epirus neither is nor has been a “U.S. real property holding corporation” at any time within the shorter of the five-year period ending on the date on which the proposed transaction is consummated or such non-U.S. holder’s holding period.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Epirus believes that it is not and or has not been a U.S. real property holding corporation within the last five years and does not expect to become a U.S. real property holding corporation prior to the date of the closing of the merger.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Epirus stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the merger to you.

Accounting Treatment

Zalicus intends to treat the merger as a purchase by Epirus of Zalicus under accounting principles generally accepted in the United States, or GAAP. Under the purchase method of accounting the assets and liabilities of Zalicus will be recorded, as of the completion of the merger, at their respective fair values, in the financial statements of Epirus. Financial statements of Epirus issued after the completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Zalicus.

The NASDAQ Capital Market Listing

Zalicus anticipates that its common stock will continue to be listed on The NASDAQ Capital Market following the completion of the merger under the trading symbol “EPRS” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). To enable Zalicus to maintain its eligibility for the continued listing of its common stock on The NASDAQ Capital Market, Zalicus is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of Zalicus common stock pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors, would be combined and reclassified into one share of Zalicus common stock. The reverse stock split will become effective at a time mutually agreed to by Zalicus and Epirus, potentially including after the consummation of the merger.

MERGER AGREEMENT

This section contains material information pertaining to the merger agreement. The following summary describes the material provisions of the merger agreement. The full text of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus, the full text of the amendment to the merger agreement is attached as Appendix B to this joint proxy statement/prospectus and both are incorporated herein by reference. This summary may not contain all of the information that is important to you, and you are encouraged to read carefully the entire merger agreement. The following description is subject to, and is qualified in its entirety by reference to, the merger agreement. The voting agreements are described in the section “Voting Agreements” on page 108.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the merger, BRunning, Inc., a wholly-owned subsidiary of Zalicus, or Merger Sub, will merge with and into Epirus. Epirus will be the surviving corporation in the merger and will continue as a wholly-owned subsidiary of Zalicus.

Completion and Effectiveness of the Merger

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of the stockholders of Zalicus and Epirus. The merger will become effective when a duly executed and delivered certificate of merger is filed with the Secretary of State of the State of Delaware.

Zalicus and Epirus are working to complete the merger as quickly as practicable and currently expect that the merger could be completed during the summer of 2014. However, Zalicus and Epirus cannot predict the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration and Adjustment

At the effective time of the merger, each outstanding share of capital stock of Epirus will be converted into the right to receive that number of shares of Zalicus common stock, if any, as determined pursuant to the exchange ratio described in the merger agreement. No fractional shares of Zalicus common stock will be issued in connection with the merger. Instead, each Epirus stockholder who otherwise would be entitled to receive a fractional share of Zalicus common stock (after aggregating all fractional shares of Zalicus common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of Zalicus common stock by the closing price of a share of Zalicus common stock on The NASDAQ Capital Market on the day on which the merger is completed.

Following the consummation of the transactions contemplated by the merger agreement, the current equityholders of Epirus and current stockholders of Zalicus are expected to own (i) 86% and 14% of the combined company, respectively, if Zalicus has an amount of net cash as of a certain determination date prior to the effective time of the merger equal to or less than $9.0 million, (ii) 83% and 17% of the combined company, respectively, if Zalicus has an amount of net cash as of a certain determination date prior to the effective time of the merger greater than $9.0 million and less than $12.0 million or (iii) 81% and 19% of the combined company, respectively, if Zalicus has an amount of net cash as of a certain determination date prior to the effective time of the merger equal to or in excess of $12.0 million; provided, that in no event will the current stockholders of Zalicus own less than 14% of the combined company. Zalicus will issue to the current stockholders of Epirus the aggregate number of shares of Zalicus common stock necessary for the current Epirus equityholders to own 86%, 83% or 81%, as applicable, of the outstanding shares of common stock of the combined company based on Zalicus’ net cash, as discussed below.

The exchange ratio for each share of Epirus capital stock will be determined based on the aggregate number of shares of Zalicus common stock that Zalicus issues in connection with the merger (including in respect of outstanding Epirus options and warrants) and the aggregate number of securities of Epirus that are outstanding at the time of closing of the merger (including all outstanding options and warrants whether or not then exercisable). The aggregate number of shares of Zalicus common stock that Zalicus issues in connection with the merger (including in respect of outstanding Epirus options and warrants) will be determined by multiplying the percentage of the combined company that the current stockholders of Epirus will own by a fraction, the numerator of which is the number of adjusted outstanding shares of Zalicus common stock (as described below) and the denominator of which is the percentage of the combined company that the current stockholders of Zalicus will own (subject to adjustment based on Zalicus’ net cash). The number of adjusted outstanding shares of Zalicus common stock will be equal to the sum of the total number of shares of Zalicus common stock outstanding immediately prior to the merger, plus 250,000 shares of Zalicus common stock that are issuable upon exercise of Zalicus stock options, plus 527,777 shares of Zalicus common stock that are subject to outstanding Zalicus restricted stock units. The exchange ratio for each share of Epirus capital stock will be determined by dividing (i) the aggregate number of shares of Zalicus common stock issued in connection with the merger (including in respect of outstanding Epirus options and warrants) by (ii) the aggregate number of shares of Epirus capital stock, Epirus capital stock issuable upon the exercise of Epirus warrants, Epirus stock options and any other awards under Epirus’ stock option plans, in each case, outstanding immediately prior to the merger, and will be calculated to the nearest 1/10,000 of a share.

For illustrative purposes only, assuming Zalicus’ net cash was determined to be $9 million, the exchange ratio (without giving effect to the proposed reverse stock split of Zalicus common stock described elsewhere in this joint proxy statement/prospectus) for the Epirus capital stock would have been approximately [—] shares of Zalicus common stock for each share of Epirus capital stock. Therefore, if the merger had been completed based on such calculation and you owned 1,000 shares of Epirus capital stock as of the effective time, you would have had the right to receive [—] shares of Zalicus common stock in exchange for your shares of Epirus capital stock.

The example above assumes the following:

•	Zalicus’ level of net cash as of the determination date is equal to $9 million;

•	[—] shares of Zalicus common stock are actually outstanding;

•	250,000 shares of Zalicus common stock are subject to options;

•	527,777 shares of Zalicus common stock subject to outstanding restricted stock units;

•	74,679,154 shares of Epirus preferred stock are outstanding;

•	8,937,227 shares of Epirus common stock are subject to options then outstanding;

•	165,910 shares of Epirus capital stock are subject to warrants to purchase shares of Epirus capital stock; and

•	2,914,865 shares of Epirus common stock are outstanding.

The exchange ratio will be determined, as discussed above and as described in the merger agreement, based upon the amount of “net cash” of Zalicus, which, as defined in the merger agreement, generally consists of Zalicus’ cash and cash equivalents less certain expenses and liabilities, as of a determination date prior to the closing date of the merger. For a more complete discussion of the determination of Zalicus’ net cash, see the section entitled “Merger Agreement—Determination of Zalicus’ Net Cash.” In addition, one of the conditions to Epirus’ obligations to complete the merger is Zalicus’ net cash as of the closing date being no less than $3.0 million as calculated pursuant to the provisions of the merger agreement.

The following table illustrates the percentage ownership of the combined company by Zalicus and Epirus current stockholders assuming various amounts of net cash of Zalicus as of the determination date.

Zalicus’ Net Cash as of Determination Date Calculated Pursuant to Merger Agreement	Zalicus Stockholder Ownership of Outstanding Shares of Combined Company	Epirus Equityholder Ownership of Outstanding Shares of Combined Company
≥ $12.0 million	19.0%	81.0%
> $9.0 million and < $12.0 million	17.0%	83.0%
≤ $9.0 million	14.0%	86.0%

Zalicus’ net cash balance at the determination date is subject to numerous factors, many of which are outside of Zalicus’ control. Zalicus will issue a news release after the final determination of the exchange ratio announcing the final exchange ratio and Zalicus’ net cash balance at the determination date. If Zalicus’ net cash at the closing date is less than $3.0 million (as calculated pursuant to the terms of the merger agreement), based on the manner of calculating net cash pursuant to the merger agreement, Zalicus would be unable to satisfy a closing condition for the merger, and Epirus could elect to terminate the merger agreement or waive the condition.

Determination of Zalicus’ Net Cash

For purposes of determining the exchange ratio, Zalicus’ net cash will be calculated as of the date that is 14 days prior to the date of the Zalicus annual meeting as set forth in this joint proxy statement/prospectus, subject to extension for an adjournment of such meeting. For purposes of determining whether Zalicus has satisfied the condition to closing that Zalicus have no less than $3.0 million in net cash as of the closing date (as calculated pursuant to the terms of the merger agreement), Zalicus’ net cash will be calculated shortly before the closing date of the merger. The closing of the merger could be delayed if Zalicus and Epirus are not able agree upon the amount of Zalicus’ net cash as of the determination date prior to the Zalicus annual meeting or as of the closing date.

Under the merger agreement, Zalicus’ “net cash” is defined as the amount of its cash and cash equivalents, short-term investments and restricted cash, plus its accounts receivable, minus the aggregate amount of the following liabilities:

•	accounts payable and severance payments;

•	indebtedness for borrowed money or in respect of capitalized leases or the purchase of assets of Zalicus;

•	all out-of-pocket costs in connection with the merger agreement and the transactions contemplated thereby (including in connection with any stockholder litigation), including amounts payable to financial advisors (including investment banks), attorneys, accountants or proxy solicitors that are paid, incurred or expected to be incurred, payable or subject to reimbursement by Zalicus; and

•	accrued expenses resulting from incurred but unbilled professional fees, clinical costs, preclinical costs or operational costs pertaining to goods or services previously provided to Zalicus as of the month end date prior to the determination date.

Zalicus Stock

Each share of Zalicus common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares will be unaffected by the merger. Zalicus stock options and other equity awards will also remain outstanding and be unaffected by the merger. As of the closing, current Zalicus stockholders will own (i) 14% of the outstanding shares of the combined company immediately after the merger if Zalicus has an amount of net cash as of the determination date equal to or less than $9.0 million, (ii) 17% of the outstanding shares of the combined company immediately after the merger if Zalicus has an amount of net cash as of the determination date greater than $9.0 million and less than $12.0 million or (iii) 19% of the outstanding shares of the combined company immediately after the merger if Zalicus has an amount of net cash as of the determination date equal to or in excess of $12.0 million; provided, that in no event will the current stockholders of Zalicus own less than 14% of the combined company.

Procedures for Exchanging Epirus Stock Certificates

Promptly after the effective time of the merger, Computershare Trust Company, N.A., as the exchange agent for the merger, will establish an exchange fund to hold the merger consideration to be paid to Epirus stockholders in connection with the merger. The exchange fund will consist of shares of Zalicus common stock and cash to be paid in lieu of fractional shares of Zalicus common stock.

As promptly as practicable, but no later than two business days, following the completion of the merger, the exchange agent will mail to each holder of record of Epirus capital stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon proper surrender of Epirus stock certificates together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions, the holder of such Epirus stock certificates will be entitled to receive shares representing the number of whole shares of Zalicus common stock issuable to such holder pursuant to the merger and cash in lieu of any fractional share of Zalicus common stock issuable to such holder. The surrendered certificates representing Epirus common stock and Epirus preferred stock will be cancelled.

After the effective time of the merger, each certificate representing shares of Epirus common stock or Epirus preferred stock that has not been surrendered will represent only the right to receive shares of Zalicus common stock issuable pursuant to the merger and cash in lieu of any fractional share of Zalicus common stock to which the holder of any such certificate is entitled, and any unpaid dividends and distributions as further described below. No interest shall be paid or accrued on any cash in lieu of fractional shares or any such unpaid dividends and distributions payable to holders of Epirus stock certificates.

Any holder or former holder of Epirus common stock or Epirus preferred stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF EPIRUS COMMON STOCK AND EPIRUS PREFERRED STOCK SHOULD NOT SEND IN THEIR EPIRUS STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF EPIRUS STOCK CERTIFICATES.

Fractional Shares

No fractional shares of Zalicus common stock will be issuable pursuant to the merger to Epirus stockholders. Instead, each Epirus stockholder who would otherwise be entitled to receive a fraction of a share of Zalicus common stock, after aggregating all fractional shares of Zalicus common stock issuable to such stockholder, will be entitled to receive a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the exchange agent (reduced by any fees attributable to such sale) in one or more transactions of shares of Zalicus common stock equal to the excess of (i) the aggregate number of shares of Zalicus common stock issuable in exchange for the outstanding shares of Epirus common stock and preferred stock over (ii) the aggregate number of whole shares of Zalicus common stock to be distributed to holders of Epirus stock certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Zalicus and Merger Sub on the one hand and Epirus on the other, relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger or termination of the merger agreement, as further described below. The representations and warranties of each of Zalicus and Merger Sub on the one hand and Epirus on the other have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules attached to the merger agreement, are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you, will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other parties after termination of the merger agreement, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

Epirus made a number of representations and warranties to Zalicus and Merger Sub in the merger agreement, including representations and warranties relating to the following matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing;

•	capitalization and ownership of subsidiaries;

•	corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	absence of any conflicts with organizational documents, required notices, consents or approvals, violations or breaches of any obligations or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the merger agreement and of consummating the transactions contemplated by the merger agreement;

•	financial statements and sufficiency of disclosure controls and procedures and internal controls;

•	absence of certain changes or events since December 31, 2013;

•	title to assets;

•	leased property;

•	intellectual property;

•	material contracts and the absence of breaches of material contracts;

•	absence of undisclosed liabilities;

•	compliance with applicable laws;

•	regulatory compliance;

•	taxes and tax returns;

•	employee benefit programs;

•	labor and employment matters;

•	environmental liability;

•	insurance;

•	books and records;

•	government programs;

•	related party transactions;

•	legal proceedings and orders;

•	illegal payments;

•	state takeover laws;

•	vote required by Epirus stockholders;

•	broker’s fees; and

•	information relating to Epirus included in this joint proxy statement/prospectus and the registration statement on Form S-4.

Zalicus and Merger Sub made a number of representations and warranties to Epirus in the merger agreement, including representations and warranties relating to the following subject matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing;

•	capitalization and ownership of subsidiaries;

•	corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	absence of any conflicts with organizational documents, required notices, consents or approvals, violations or breaches of any obligations, or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the merger agreement and of consummating the transactions contemplated by the merger agreement;

•	SEC filings and the financial statements contained in those filings, compliance with NASDAQ rules, sufficiency of internal controls and disclosure controls and procedures, and compliance with the Sarbanes-Oxley Act;

•	absence of certain changes or events since December 31, 2013;

•	title to assets;

•	leased properties;

•	intellectual property;

•	material contracts and the absence of breaches of material contracts;

•	absence of undisclosed liabilities;

•	compliance with applicable laws;

•	regulatory compliance;

•	taxes and tax returns;

•	employee benefit programs;

•	labor and employment matters;

•	environmental liability;

•	insurance;

•	books and records;

•	government programs;

•	related party transactions;

•	legal proceedings and orders;

•	illegal payments;

•	state takeover laws;

•	vote required of Zalicus stockholders;

•	opinion of financial advisor;

•	broker’s fees; and

•	information relating to Zalicus and Merger Sub included in this joint proxy statement/prospectus and the registration statement on Form S-4.

As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to: (i) prevent or materially delay the ability of the parties to consummate the transactions contemplated by the merger agreement or (ii) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Zalicus or Epirus, as applicable, and their respective subsidiaries, taken as a whole, except that none of the following, as they apply to Zalicus, Epirus and any of their subsidiaries, shall be taken into account in determining whether there has been a material adverse effect:

•	changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect Zalicus or Epirus or any of their subsidiaries, taken as a whole, as applicable;

•	changes in or affecting the industries which either Zalicus or Epirus operates, to the extent they do not disproportionately affect Zalicus or Epirus or any of their subsidiaries, taken as a whole, as applicable;

•	changes, effects or circumstances resulting from the announcement or pendency of the merger agreement, the consummation of the merger or compliance with the terms of the merger agreement;

•	any specific action taken at the written request of Zalicus, Merger Sub or Epirus, as applicable, or expressly required by the merger agreement;

•	any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of either Zalicus or Epirus, or any of their subsidiaries, in respect of each of their products or product candidates; and

•	continued losses from operations or decreases in cash balances of either Zalicus or Epirus or any of their subsidiaries or on a consolidated basis among either Zalicus or Epirus and their respective subsidiaries.

Covenants; Conduct of Business Pending the Merger

During the period commencing on April 15, 2014 and ending at the earlier of the date of termination of the merger agreement and the effective time of the merger, Epirus agreed that it will conduct its business in the ordinary course in accordance with past practices and in material compliance with all applicable laws, rules, regulations, and certain contracts, and to take other agreed-upon actions, including, without limitation, using its reasonable efforts to preserve intact its current business organization, keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with suppliers, customers, landlords, creditors, licensors, licensees, employees and others Epirus has business relationships with and providing Zalicus prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances. During the same period, Zalicus also agreed that it will conduct its business in the ordinary course consistent with past practices and in compliance with all applicable laws, rules, regulations and certain contracts, and to take other agreed-upon actions, including, without limitation, providing Epirus prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

Zalicus and Epirus also agreed that prior to the effective time of the merger, subject to certain limited exceptions set forth in the merger agreement, without the consent of the other party, each of Zalicus and Epirus would not, and would not cause or permit any of their subsidiaries to:

•	declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees);

•	amend its certificate of incorporation, bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to any of the transactions contemplated by the merger agreement;

•	except for contractual commitments in place on April 15, 2013, sell, issue or grant, or authorize the issuance of: (i) any capital stock or other security (except (A) in the case of Zalicus, Zalicus common stock issued upon the exercise of outstanding options to purchase Zalicus common stock and (B) in the case of Epirus, options to purchase Epirus common stock issued to Epirus employees or consultants or shares of Epirus common stock issued upon the exercise of options to purchase Epirus common stock); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment;

•	adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended other than as required by law; hire any new employee or consultant; or grant, make or pay any severance, bonus or profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of (i) its intellectual property or (ii) any of its or its subsidiaries’ material assets or properties or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business consistent with past practices;

•	make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any material contract;

•	enter into or amend any agreement pursuant to which any other party is granted any joint or exclusive marketing or other joint or exclusive right of any type or scope with respect to any of its products or agree to any exclusivity, non-competition or similar provision or covenant restricting it or any of its subsidiaries from competing in any line of business, including in respect of any product or therapeutic area, or with any entity or person or in any area or engaging in any activity or business, including in respect of any product or therapeutic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect after the consummation of the merger;

•	materially reduce the amount of any insurance coverage provided by the existing insurance policies of it or any of its subsidiaries;

•	materially change or implement accounting policies, methods or procedures, except as required by GAAP or applicable law;

•	commence a lawsuit other than (i) for routine collection of bills; (ii) in such cases as either party in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of its or its subsidiaries’ business; or (iii) for a breach of the merger agreement or settle, or offer to settle, any material litigation, investigation, arbitration, proceeding or other claim or dispute involving or against it or any of its subsidiaries;

•	fail to make any material payment with respect to any of its accounts payable or indebtedness in a timely manner in accordance with the terms thereof and consistent with past practice;

•	issue any press release or make any disclosure (to any customers or employees of such party) regarding the merger or any other transaction contemplated by the merger agreement unless (i) the other party has approved such press release or disclosure (which approval shall not be unreasonably withheld or delayed); or (ii) such party has determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable law and, to the extent practicable, before such release or disclosure is issued or made, such party advises the other party of, and consults with the other party regarding, the text thereof, provided that Zalicus and Epirus may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Epirus or Zalicus, as applicable; or

•	take any actions or cause any action to be taken that would reasonably be expected to prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code.

No Solicitation

The merger agreement contains provisions prohibiting Zalicus and Epirus from seeking a competing transaction, subject to specified exceptions described below. Under these “no solicitation” provisions, each of Zalicus and Epirus has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents shall directly or indirectly:

•	initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any competing proposal;

•	engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a competing proposal;

•	furnish to any person or entity (other than Zalicus or Epirus) any non-public information that could reasonably be expected to be used for the purposes of formulating any competing proposal;

•	waive, terminate, modify or release any person or entity (other than Zalicus or Epirus and their respective affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation;

•	enter into any letter of intent, agreement in principle or other similar type of agreement relating to a competing proposal, or enter into any agreement or agreement in principle requiring either Zalicus or Epirus, as the case may be, to abandon, terminate or fail to consummate the merger; or

•	resolve, propose or agree to do any of the foregoing.

However, prior to the approval of the proposals relating to the merger set forth in this joint proxy statement/prospectus at the meeting of the stockholders of either Zalicus or Epirus, as the case may be, either Zalicus or

Epirus may, after providing written notice to the other party, furnish nonpublic information to and engage in discussions or negotiations with any third party that makes an unsolicited bona fide written competing proposal that its board of directors in good faith, after consultation with its outside legal counsel and independent financial advisors, has determined constitutes or would reasonably be expected to lead to a superior competing proposal, only if:

•	such party receives from such third party an executed confidentiality agreement the terms of which are not less restrictive to the third party than those contained in the confidentiality agreement between Zalicus and Epirus;

•	such party receiving the competing proposal contemporaneously supplies to the other party (Zalicus or Epirus, as the case may be) any nonpublic information or access to any such nonpublic information granted to such third party to the extent it had not been previously provided or made available;

•	such party has not breached the no solicitation provisions of the merger agreement; and

•	the board of directors of Zalicus or Epirus, as the case may be, determines in good faith, after consultation with its outside legal counsel and financial advisors, that taking such actions would be required to comply with the fiduciary duties of the board of directors under applicable laws.

Zalicus and Epirus shall notify the other no later than twenty-four hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a competing proposal, and any such notice shall be made orally and in writing and shall indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both Zalicus and Epirus shall keep the other fully informed, on a current basis, of the status and material developments (including any changes to the terms) of such competing proposal.

A competing proposal is any of the following proposals or offers, other than transactions contemplated by the merger agreement:

•	a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving a party to the merger agreement or any of its subsidiaries;

•	a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of fifteen percent (15%) or more of the assets of a party to the merger agreement or any of its subsidiaries, taken as a whole, in one or a series of related transactions;

•	a purchase, tender offer or other direct or indirect acquisition, in one or a series of related transactions (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise), of beneficial ownership of securities representing fifteen percent (15%) or more of the voting power of Zalicus or Epirus; or

•	any other transaction the consummation of which would reasonably be expected to interfere with or prevent the merger.

A superior competing proposal is any written competing proposal (with all references to 15% in the definition of acquisition proposal being treated as references to 100% for these purposes) made by a third party that the board of directors of either Zalicus or Epirus, as the case may be, determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of the competing proposal, that the competing proposal is more favorable from a financial point of view to its stockholders than as provided in the merger agreement, is not subject to any financing condition, is reasonably capable of being completed on the terms proposed without unreasonable delay and includes termination rights on terms no less favorable than the terms set forth in the merger agreement, all from a third party capable of performing such terms.

Either Zalicus or Epirus, as the case may be, may terminate the merger agreement if the board of directors, and/or any committee of the board of directors, of the other party has (each such action, a “change of recommendation” by the board of directors and/or any committee of the board of directors of Zalicus or Epirus, as the case may be):

•	failed to make, withheld, withdrawn, amended, changed, qualified or publicly proposed to withhold, withdraw, amend, change or qualify in a manner adverse to either Zalicus or Epirus, as the case may be, its approval and recommendation to stockholders relating to the merger;

•	knowingly made a public statement inconsistent with its recommendation to stockholders;

•	failed to recommend against the acceptance of a tender offer within ten business days after the public announcement of any competing proposal; or

•	approved, adopted, recommended or proposed publicly to approve, adopt or recommend any competing proposal.

Either Zalicus or Epirus, as the case may be, may also terminate the merger agreement if the other party enters into a definitive agreement to effect a superior competing proposal. If the merger agreement is terminated in connection with these provisions, or in the additional circumstances described in “—Termination of the Merger Agreement and Termination Fee” beginning on page 105, (i) Zalicus has agreed to promptly pay Epirus a fee of $1.1 million if the termination is a result of Zalicus’ board of directors making a change of recommendation, Zalicus failing to include in this proxy statement the recommendation of its board of directors or Zalicus entering into a definitive agreement to effect a superior competing proposal and (ii) Epirus has agreed to promptly pay Zalicus fee of $2.5 million if the termination is a result of Epirus’ board of directors making a change of recommendation, Epirus failing to include in this proxy statement the recommendation of its board of directors or Epirus entering into a definitive agreement to effect a superior competing proposal.

Disclosure Documents

As promptly as practicable following the date of the merger agreement, Zalicus and Epirus shall prepare and cause to be filed with the SEC this proxy statement and Zalicus, in cooperating with Epirus, shall prepare and file with the SEC a registration on Form S-4, in which this proxy statement is included, in connection with the registration under the Securities Act of 1933, as amended, of the shares of Zalicus common stock to be issued by virtue of the merger. Zalicus and Epirus agreed to use their reasonable best efforts to complete the foregoing within 20 business days after signing the merger agreement. Each of Zalicus and Epirus agreed to use their reasonable best efforts to cause the registration statement to become effective as promptly as practicable, and take all or any action required under any applicable federal, state and securities laws in connection with the issuance of shares of Zalicus common stock pursuant to the merger. Each of Zalicus, Merger Sub and Epirus agreed to furnish all information concerning itself and their subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the registration statement and proxy statement. Each of Zalicus and Epirus agreed to use reasonable best efforts to cause this proxy statement to be mailed to its respective stockholders as promptly as practicable after the statement is declared effective by the SEC.

Meeting of Epirus’ Stockholders and Meeting of Zalicus’ Stockholders

Epirus is obligated under the merger agreement to call, give notice of and hold a meeting of its stockholders for the purposes of voting on the merger agreement and the transactions contemplated thereby. The Epirus stockholders’ meeting shall be held (on a date selected by Epirus in consultation with Zalicus) reasonably promptly after the mailing of this proxy statement.

Zalicus is obligated under the merger agreement to call, give notice of and hold a meeting of its stockholders for the purposes of voting on the issuance of shares of Zalicus common stock by virtue of the merger, amendments to its certificate of incorporation and an amendment to its option plan. The Zalicus stockholders’ meeting shall be held (on a date selected by Zalicus in consultation with Epirus) not later than forty-five (45) days after effective date of this proxy statement. If on the scheduled date of the stockholder meeting, Zalicus has not obtained the requisite approval of its stockholders, Zalicus shall have the right to adjourn or postpone the stockholder meeting to a later date or dates, such later date or dates not to exceed 30 days from the original date that the stockholder meeting was scheduled.

Regulatory Approvals

Neither Zalicus nor Epirus is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, Zalicus must comply with applicable federal and state securities laws and NASDAQ rules and regulations in connection with the issuance of shares of Zalicus’ common stock in the merger, including the filing with the SEC of this proxy statement. The merger agreement provides that Epirus and Zalicus shall respond as promptly as is practicable in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any other governmental body in connection with antitrust or competition matters.

Epirus Stock Options, Epirus Warrants and the Zalicus 401(k) Plan

At the effective time of the merger, each outstanding option, whether or not vested, to purchase Epirus common stock and warrant to purchase Epirus common stock or Epirus preferred stock unexercised prior to the effective time of the merger shall be converted into an option or warrant to purchase Zalicus common stock. All rights with respect to each Epirus option or warrant shall be assumed by Zalicus in accordance with its terms. Accordingly, from and after the effective time of the merger each option or warrant assumed by Zalicus may be exercised solely for shares of Zalicus common stock.

The number of shares of Zalicus common stock subject to each outstanding Epirus option or warrant assumed by Zalicus shall be determined by multiplying the number of shares of Epirus common stock, or in the case of each warrant, the number of shares of Epirus common stock or the number of shares of Epirus common stock issuable upon conversion of the shares of Epirus preferred stock issuable upon exercise of the warrant, that were subject to such option or warrant, as applicable, by the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Zalicus common stock. The per share exercise price for the Zalicus common stock issuable upon exercise of each Epirus option or warrant assumed by Zalicus shall be determined by dividing the per share exercise price of Epirus common stock, or in the case of each warrant, the per share exercise price of Epirus common stock or preferred stock, subject to such option or warrant, as applicable, by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option assumed by Zalicus shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option shall, subject to certain exceptions set forth in the merger agreement, otherwise remain unchanged. Likewise, any restriction on any warrant assumed by Zalicus shall continue in full force and effect and the term and other provisions of such warrant shall otherwise remain unchanged.

Unless Epirus requests otherwise in writing within five days prior to the closing date, Zalicus shall, effective as of at least one day prior to the closing date, have caused its 401(k) plan to be terminated. Zalicus shall provide to Epirus executed resolutions of its board of directors authorizing such termination and mandating that, as soon as reasonably practicable after the 401(k) plan termination date, the account balances of plan participants be distributed in accordance with the terms of the plan document and applicable IRS and Department of Labor guidance.

Indemnification of Officers and Directors

Pursuant to the merger agreement, upon the completion of the merger, Zalicus and Epirus agreed that all rights of indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Epirus and its subsidiaries as provided for in Epirus’ organizational documents in effect as of the date of the merger agreement, shall continue to be honored and in full force and effect for a period of six years after the closing of the merger. The certificate of incorporation and by-laws of the combined company will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Epirus’ organizational documents and during such six year period following the effective time, Zalicus shall not and such provision may not be amended, repealed or otherwise modified for a period of six years after the completion of the merger in any manner that would materially and adversely affect the rights of the directors or officers of Epirus at the time of the completion of the merger. After the completion of the merger, the combined company will indemnify and hold harmless each present and former director and officer of Epirus in respect of acts or omissions occurring prior to the completion of the merger to the extent provided in any written indemnification agreement in effect as of the date of the merger agreement or required by Epirus’ organizational documents in effect immediately prior to closing. The merger agreement also provides that Zalicus shall purchase a six-year “tail” policy under its existing directors’ and officers’ liability insurance policy, with an effective date as of the closing.

Additional Agreements

Each of Epirus and Zalicus has agreed to use its commercially reasonable efforts to:

•	cause the merger to qualify as a “reorganization” under Section 368(a) of the Code;

•	file or otherwise submit all applications, notices, reports and other documents reasonably required to be filed with a governmental entity with respect to the merger and any transaction contemplated by the merger agreement and to promptly submit any additional information required by any such governmental entity;

•	take all actions and satisfy all conditions necessary to consummate the merger and any transaction contemplated by the merger agreement;

•	coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings or submissions made in connection with the merger;

•	obtain all consents, approvals or waivers reasonably required in connection with the transactions contemplated by the merger agreement; and

•	lift any injunction prohibiting, or any other legal bar to, the merger or other transactions contemplated by the merger agreement.

NASDAQ Listing

Zalicus’ common stock currently is listed on The NASDAQ Capital Market under the symbol “ZLCS”. Pursuant to the merger agreement, Zalicus agreed to use its commercially reasonable efforts to cause the shares of Zalicus common stock being issued in the merger to be approved for listing on The NASDAQ Capital Market at or prior to the effective time of the merger. Prior to consummation of the merger, Zalicus intends to file an initial listing application with The NASDAQ Capital Market for companies conducting a business combination that results in a change of control. If such application is accepted, Zalicus anticipates that its common stock will continue to be listed on The NASDAQ Capital Market following the closing of the merger under the trading symbol “EPRS.”

Directors

The merger agreement provides that, prior to the effective time, the size of the board of directors of Zalicus shall be fixed at eight directors. Effective immediately following the effective time, Zalicus shall cause each of Geoffrey Duyk, Scott Rocklage, Amit Munshi, J. Kevin Buchi, Daotian Fu and two additional designees (who shall be named by Epirus at least seven days prior to the mailing of this proxy statement to the stockholders of

Zalicus following the completion of a mutually agreeable director search and selection process and be subject to the reasonable consent of Zalicus, not to be unreasonably withheld, conditioned or delayed) to be appointed to the board of directors of Zalicus. Zalicus shall cause all of the directors to be placed into classes and designated to certain committees, and shall cause Mark H.N. Corrigan, M.D. to be designated as the chairman of the board of directors of Zalicus.

Stockholder Proposals

Zalicus agreed to submit to its stockholders amendments to its sixth amended and restated certificate of incorporation, to, among other things, effect a reverse stock split of the issued and outstanding shares of Zalicus common stock, at a reverse split ratio mutually agreed to by Zalicus and Epirus, increase the number of authorized shares of Zalicus common stock from 200,000,000 to 300,000,000 in order to issue the requisite number of shares of Zalicus common stock to the stockholders of Epirus in connection with the merger and change the name from “Zalicus Inc.” to “EPIRUS Biopharmaceuticals, Inc.”, and an amendment to the 2004 Plan to increase the total number of shares of Zalicus common stock currently issuable thereunder by 3,000,000, after giving effect to the proposed reverse stock split, subject to the consummation of the merger.

Conditions to Completion of the Merger

The respective obligations of Zalicus and Epirus to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger illegal;

•	stockholders of Epirus must have approved and adopted the merger agreement and approved the merger, and stockholders of Zalicus must have approved the issuance of Zalicus common stock to the stockholders of Epirus in the merger, approved an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect the reverse stock split and approved an amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of Zalicus and to change the name of Zalicus effective upon the closing of the merger;

•	there must not be any legal proceeding pending, or overtly threatened in writing by an official of any governmental body in which such governmental body indicates that it intends to conduct any legal proceeding or take any action challenging or seeking to restrain or prohibit the consummation of the merger; relating to the merger and seeking to obtain from Zalicus, acquisition subsidiary or Epirus any damages or other relief that may be material to Zalicus or Epirus; or seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Zalicus;

•	the registration statement of which this document is a part shall have been declared effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the registration agreement or this joint proxy statement/prospectus shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC or any other governmental authority and no similar proceeding in respect of this joint proxy statement/prospectus shall have been initiated or threatened by the SEC or any governmental authority;

•	Zalicus and Epirus shall have agreed in writing on the calculation of Zalicus’ net cash as of the closing, or an independent accountant shall have delivered its report with respect to the same, pursuant to the terms of the merger agreement;

•

the representations and warranties of the other party set forth in the merger agreement must be true and correct without reference to any qualification as to materiality, except where a failure to be true and correct would not have a material adverse effect on the party making the representations and warranties; and

•	the other party to the merger agreement must have performed in all material respects all of its agreements and covenants required by the merger agreement and provided a certificate to such effect.

The obligations of Zalicus and Merger Sub to complete the merger are also subject to the satisfaction or waiver of the following conditions:

•	there must not have occurred, since the date of the merger agreement, any material adverse effect on Epirus and its subsidiaries that is continuing; and

•	the Epirus stockholders shall have approved the amendment to the certificate of incorporation of Epirus.

The obligations of Epirus to complete the merger are also subject to the satisfaction or waiver of the following conditions:

•	there must not have occurred, since the date of the merger agreement, any material adverse effect on Zalicus and its subsidiaries that is continuing; and

•	Zalicus’ net cash as of the closing shall not be less than $3.0 million, as calculated pursuant to the terms of the merger agreement.

Termination of the Merger Agreement and Termination Fee

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of Epirus and Zalicus;

•	by Epirus or Zalicus if the merger has not been completed by October 31, 2014; provided, that this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to be completed by such date and such action or failure to act constitutes a breach of the merger agreement; provided, further, that, in the event this proxy statement is still being reviewed or commented on by the SEC, either party shall be entitled to extend the date for termination of the merger agreement for an additional sixty (60) days and in the event of any dispute with respect to the net cash calculation, the date for termination of the merger agreement shall be extended until five business days after an independent accountant provides its report;

•	by Epirus or Zalicus if a court or other governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•	by Epirus or Zalicus if (i) the meeting of the stockholders of Zalicus (including any adjournments and postponements thereof) has been held and completed and Zalicus’ stockholders have taken a final vote on the proposals and (ii) the stockholders of Zalicus have not given the requisite approval to consummate the merger or any of the transactions contemplated by the merger agreement, including the reverse stock split; provided, that this right to terminate the merger agreement shall not be available to Zalicus if failure to obtain the approval of the Zalicus stockholders was caused by the action or failure to act of Zalicus and such action or failure to act constitutes a material breach by Zalicus of the merger agreement;

•

by Epirus or Zalicus if (i) the meeting of the stockholders of Epirus (including any adjournments and postponements thereof) has been held and completed and Epirus’ stockholders have taken a final vote on the merger agreement and the transactions contemplated by the merger agreement and (ii) the stockholders of Epirus have not given the requisite approval to consummate the merger; provided, that this right to terminate the merger agreement shall not be available to Epirus if failure to obtain the approval of the Epirus stockholders was caused by the action or failure to act of Epirus and such action or failure to act constitutes a material breach by Epirus of the merger agreement;

•	by Epirus, at any time prior to the approval of the issuance of the shares of Zalicus common stock pursuant to the merger, if:

•	a change of recommendation by the board of directors and/or any committee of the board of directors of Zalicus occurs; or

•	Zalicus fails to include in this proxy statement the recommendation of its board of directors;

•	by Zalicus, at any time prior to the adoption of the merger agreement by the stockholders of Epirus, if:

•	a change of recommendation by the board of directors and/or any committee of the board of directors of Epirus occurs; or

•	Epirus fails to include in this proxy statement the recommendation of its board of directors; or

•	by Epirus or Zalicus if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy; provided, however, that if such breach or inaccuracy is curable, then the merger agreement will not terminate as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach; or

•	by Epirus or Zalicus if the other party has entered into a definitive agreement to effect a superior competing proposal.

Zalicus shall pay to Epirus a termination fee of $1.1 million if the merger agreement is terminated as a result of Zalicus’ board of directors making a change of recommendation, as a result of Zalicus failing to include in this proxy statement the recommendation of its board of directors or as a result of Zalicus entering into a definitive agreement to effect a superior competing proposal.

Epirus shall pay to Zalicus a termination fee of $2.5 million if the merger agreement is terminated as a result of Epirus’ board of directors making a change of recommendation, as a result of Epirus failing to include in this proxy statement the recommendation of its board of directors or as a result of Epirus entering into a definitive agreement to effect a superior competing proposal.

Amendment

The merger agreement may be amended by an instrument in writing signed on behalf of each of Zalicus and Epirus with the approval of the respective boards of directors of Epirus and Zalicus at any time, except that after the merger agreement has been adopted by the stockholders of Epirus or Zalicus, no amendment which by law requires further approval by the stockholders of Epirus or Zalicus, as the case may be, shall be made without such further approval.

Expenses

The merger agreement provides all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the fees and expenses associated with the filing of the NASDAQ listing application in connection with the transactions contemplated by the merger agreement shall be shared equally by Zalicus and Epirus.

Stockholder Litigation

Between April 28, 2014 and May 2, 2014, three putative class action lawsuits were filed by purported stockholders of Zalicus in the Business Litigation Session of the Massachusetts Superior Court, Suffolk County, against Zalicus, Merger Sub, the members of Zalicus’ board of directors and Epirus. These actions are: Paul Patrick Laky v. Zalicus Inc., et al., Civ. A. No. 14-1380; Michael Ma v. Zalicus Inc., et al., Civ. A. No. 14-1381; Harrypersaud v. Zalicus Inc., et al., Civ. A. No. 14-1455 (collectively, the “Massachusetts Actions”). The Massachusetts Actions allege that the Zalicus board breached its fiduciary duties, and that Epirus, Zalicus and Merger Sub aided and abetted the purported breaches, in connection with the proposed merger. The Massachusetts Actions seek relief including, among other things, to enjoin defendants from proceeding with the merger, to enjoin defendants from consummating the merger unless additional procedures are implemented, and an award of all costs of the Massachusetts Actions, including reasonable attorneys’ fees and experts’ fees.

On May 1, 2014, another putative class action lawsuit, Harvey Stein v. Zalicus, Inc. et al., Case No. 9602, was filed by a purported stockholder of Zalicus in the Court of Chancery of the State of Delaware against Zalicus, Zalicus’ directors and Epirus (the “Delaware Action”). The Delaware Action alleges that the Zalicus board breached their fiduciary duties, and Epirus and Merger Sub aided and abetted the purported breaches, in connection with the proposed merger. The Delaware Action seeks relief including, among other things, to preliminary and permanently enjoin the proposed merger, to enjoin consummation of the proposed merger and rescind the merger if consummated (or to award rescissionary damages), and an award of all costs of the Delaware Action, including reasonable attorneys’ fees and experts’ fees.

The defendants deny the allegations in the Massachusetts and Delaware Actions, believe the actions are meritless, and intend to vigorously defend the actions.

As discussed herein, the percentage of the combined company that Zalicus stockholders will own as of the closing of the merger is subject to adjustment at the closing based on the level of Zalicus’ net cash as of a certain determination date prior to closing, as net cash is defined and is to be calculated under the merger agreement. The level of net cash as of that determination date will be reduced by certain specified liabilities, as defined further in the merger agreement, including all out-of-pocket costs in connection with the Massachusetts and Delaware Actions (and any other similar litigation that may be filed), including amounts payable to advisors and attorneys. Thus, the Zalicus parties’ costs in defending the actions insofar as they reduce net cash may reduce the percentage of the combined company that Zalicus stockholders will own as of the closing of the merger.

VOTING AGREEMENTS

In connection with the execution of the merger agreement, Amit Munshi, the president and chief executive officer and a director of Epirus, Thomas Shea, the chief financial officer of Epirus, Kim Seth, Ph.D., the chief business officer of Epirus, J. Kevin Buchi, a director of Epirus, Livzon, Bestow Mind Limited, 5AM Co-Investors III, L.P., 5AM Ventures III, L.P., Montreux Equity Partners V, L.P., Montreux Equity Partners IV, L.P., TPG Biotechnology Partners III, L.P., and Adage Capital Management, LLC entered into voting agreements with Zalicus and Epirus under which such stockholders have agreed to vote in favor of the merger and against any alternative acquisition proposal, agreement or transaction. As of April 15, 2014, these entities collectively beneficially own or control approximately 95% of the voting power of Epirus on an as-converted to common stock basis. These voting agreements grant Zalicus irrevocable proxies to vote any shares of Epirus stock over which such stockholder has voting power in favor of each of the Epirus proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

In connection with the execution of the merger agreement, current directors and officers of Zalicus, including Mark H.N. Corrigan, M.D., the president and chief executive officer and a director of Zalicus, Justin A. Renz, executive vice president, chief financial officer, treasurer and secretary of Zalicus, and Sally W. Crawford, Frank Haydu, William Hunter, M.D., Michael Kauffman, M.D., and W. James O’Shea, each a director of Zalicus, who collectively beneficially own or control approximately 3% of Zalicus’ outstanding common stock as of April 15, 2014, also entered into voting agreements with Zalicus and Epirus under which such stockholder has agreed to vote in favor of the Zalicus proposals that relate to the merger described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction. Each of these voting agreements grant Epirus irrevocable proxies to vote any shares of Zalicus stock over which such stockholder has voting power in favor of each of the Zalicus proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

Each stockholder executing a voting agreement has made representations and warranties to Zalicus and Epirus regarding ownership and unencumbered title to the shares thereto, such stockholder’s power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement. Unless otherwise waived, all of these voting agreements prohibit the sale, assignment, transfer or other disposition by the stockholder of their respective shares of Zalicus or Epirus stock, or the entrance into an agreement or commitment to do any of the foregoing, except for transfers by will or by operation of law, in which case the voting agreement shall bind the transferee. Each stockholder executing a voting agreement has also waived its statutory appraisal rights in connection with the merger.

The voting agreements will terminate at the earlier of the effective time of the merger, termination of the merger agreement in accordance with its terms or upon mutual written consent of such stockholder, Zalicus and Epirus.

MANAGEMENT OF ZALICUS BEFORE AND AFTER THE MERGER

The following is a discussion of the management of Zalicus regarding various corporate governance matters and related information, before and after the merger.

Directors and Executive Officers of Zalicus Prior to the Merger

Director	Age	Class	Director Since
Mark H.N. Corrigan, M.D.	56	II	December 2009
Sally W. Crawford	60	II	June 2007
Frank Haydu	66	I	August 2004
William Hunter	51	I	December 2009
Michael Kauffman, M.D.	50	III	June 2006
W. James O’Shea	64	III	June 2007

Mark H.N. Corrigan, M.D.—Dr. Corrigan is a Class II director who has served as a member of the Zalicus board of directors since December 2009. Dr. Corrigan has served as president and chief executive officer of Zalicus since January 2010. Dr. Corrigan was executive vice president, research & development of Sepracor Inc., a publicly-traded pharmaceutical company, from April 2003 until December 2009. Prior to joining Sepracor Inc., Dr. Corrigan spent 10 years with Pharmacia & Upjohn, a publicly-traded pharmaceutical company acquired by Pfizer, Inc. in 2002, most recently as Group Vice President of Global Clinical Research and Experimental Medicine. Prior to joining the pharmaceutical industry, Dr. Corrigan spent five years in academic research at the University of North Carolina Medical School, focusing on psychoneuroendocrinology. Dr. Corrigan serves on the board of directors of Cubist Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company. Dr. Corrigan currently serves as a director of Avanir Pharmaceuticals where he is chairman of the Scientific Committee and serves on the Nominating and Governance Committee. Dr. Corrigan holds a B.A. and an M.D. from the University of Virginia and subsequently received specialty training in Psychiatry at Cornell and Maine Medical Center. The board of directors believes Dr. Corrigan’s qualifications to sit on the board include his years of leadership experience in the pharmaceutical industry as well as his considerable studies in the field.

Sally W. Crawford—Ms. Crawford is a Class II director who has served as a member of the Zalicus board of directors since June 2007. From April 1985 until January 1997, Ms. Crawford served as Chief Operating Officer of Healthsource, Inc., a publicly-traded managed care organization headquartered in New Hampshire. During her tenure at Healthsource, Inc., Ms. Crawford held a variety of positions and responsibilities, including leading that company’s Northern Region operations and marketing efforts. Since January 1997, Ms. Crawford has been a healthcare consultant. Ms. Crawford serves on the board of directors for Hologic, Inc., a publicly-traded manufacturer and supplier of medical equipment, Exact Sciences Corporation, a publicly held molecular diagnostics company, Insulet Corporation, a publicly held medical device company, Universal American Corp., a publicly held healthcare company and several private healthcare companies. Ms. Crawford holds a B.A. in English from Smith College and an M.S. in communications from Boston University. The board of directors believes Ms. Crawford’s qualifications to sit on the board include her exposure to various companies in a consulting and board member capacity as well as her experience at a public company in the healthcare field.

Frank Haydu—Mr. Haydu is a Class I director who has served as a member of the Zalicus board of directors since August 2004 and as chairman of the board of directors since February 2009. Mr. Haydu is a professional director and consultant to public and private businesses. Mr. Haydu currently serves as a director of several private companies. In the past five years, Mr. Haydu has also served on the board of directors of iParty Corp., a publicly held retail chain and Moldflow Corporation, a publicly-traded injection molding software company. Mr. Haydu holds a B.A. in economics from Muhlenberg College. The board of directors believes Mr. Haydu’s qualifications to sit on the board include his broad-based experience in business and finance, including his extensive background in business consulting and management.

William Hunter, M.D.—Dr. Hunter is a Class I director who has served as a member of the Zalicus board of directors since December 2009. Dr. Hunter has been the President and Chief Executive Officer of Cardiome Pharma Corp., a publicly-traded drug development and research company, since July 2012. Dr. Hunter has served on the board of directors of Cardiome since June 2007. Dr. Hunter founded Angiotech Pharmaceuticals, Inc., a publicly-traded pharmaceutical and medical device company in November 1992, served as a director and its President and Chief Executive Officer until October 2011. In January of 2011, Angiotech voluntarily filed under the Canada Companies’ Creditors Arrangement Act the (“CCAA”) to pursue a restructuring supervised by the Supreme Court of British Columbia, and also voluntarily filed a petition under Chapter 15 of the United States Bankruptcy Code to obtain recognition and enforcement in the United States of the restructuring being pursed under the CCAA proceedings. The Angiotech restructuring was completed in May 2011. Dr. Hunter holds a B.Sc. from McGill University and an M.Sc. and M.D. from the University of British Columbia. The board of directors believes that Dr. Hunter’s qualifications to sit on the board include the insight he has gained from founding and leading pharmaceutical companies as well as his medical background.

Michael Kauffman M.D.—Dr. Kauffman is a Class III director who has served as a member of the Zalicus board of directors since June 2006. Dr. Kauffman has been the President and Chief Executive Officer of Karyopharm Therapeutics Inc. since January 2011 and has been a Science Advisor to Bessemer Venture Partners since 2008. Dr. Kauffman was the Chief Medical Officer of Onyx Pharmaceuticals Inc., a publicly-traded biotechnology company, from January 2010 until December 2010. Dr. Kauffman was the Chief Medical Officer of Proteolix, Inc., a privately held pharmaceutical company, from April 2009 until November 2009, when it was acquired by Onyx. Dr. Kauffman was the President and Chief Executive Officer of EPIX Pharmaceuticals, Inc., a publicly-traded biotechnology company that underwent liquidation proceedings in 2009, until July 2008. Dr. Kauffman joined Predix Pharmaceuticals, Inc., the predecessor to EPIX, in September 2002, as President and Chief Executive Officer. From 1997 to 2002, he held a number of senior medical and program leadership positions at Millennium Pharmaceuticals, Inc., then a publicly held biotechnology company, including Vice President, Medicine and VELCADE Program Leader as well as co-founder and Vice President of Medicine at Millennium Predictive Medicine, a wholly-owned subsidiary of Millennium. Dr. Kauffman also served as Medical Director at Biogen Corporation (now Biogen Idec Inc., a publicly-traded biotechnology company). Dr. Kauffman serves on the board of directors of Verastem Inc., a publicly-traded biotechnology company. In the past five years, Dr. Kauffman has also served on the board of directors of EPIX. Dr. Kauffman received an M.D. and Ph.D. in molecular biology and biochemistry from Johns Hopkins and holds a B.A. in biochemistry from Amherst College. Dr. Kauffman trained in Internal Medicine at Beth Israel Deaconess and Massachusetts General Hospitals. He is board certified in internal medicine. The board of directors believes that Dr. Kauffman’s qualifications to sit on the Board include the combination of his significant business and leadership experience at public life sciences companies and his medical and scientific background.

W. James O’Shea—Mr. O’Shea is a Class III director who has served as a member of the Zalicus board of directors since June 2007. From April to August 2007, Mr. O’Shea served as Vice Chairman at Sepracor Inc., then a publicly held pharmaceutical company. From October 1999 to March 2007, Mr. O’Shea was President and Chief Operating Officer at Sepracor, where he was responsible for successfully building that organization’s commercial infrastructure. Prior to Sepracor, Mr. O’Shea was Senior Vice President of Sales and Marketing and Medical Affairs for Zeneca Pharmaceuticals, a business unit of Astra Zeneca Plc, a publicly held biopharmaceutical company. While at Zeneca, he also held several management positions of increasing responsibility in international sales and marketing in the U.S. and U.K. Mr. O’Shea is past Chairman of the National Pharmaceutical Council and serves on the board of directors of BTG plc, a public specialty pharmaceutical company and several other private biopharmaceutical companies. In the past five years, Mr. O’Shea has also served on the board of directors of MAP Pharmaceuticals, Inc., a publicly-traded pharmaceutical company and Penwest Pharmaceutical Co., a publicly-traded specialty pharmaceutical company. Mr. O’Shea is a graduate of Liverpool Lord Byron University, where he received an honors degree in applied physics from the Institute of Physics. The board of directors believes that Mr. O’Shea’s qualifications to sit on the board include his extensive experience with life sciences companies, including in the areas of sales and marketing, as well as his executive leadership and management expertise.

Executive Officers

Information is set forth below concerning Zalicus’ existing executive officers:

Name	Age	Position
Mark H.N. Corrigan, M.D.(1)	56	President and Chief Executive Officer
Justin Renz	42	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

(1)	Mark H.N. Corrigan, M.D. is also a director of Zalicus and his biographical information appears on page 111.

Justin A. Renz—Mr. Renz joined Zalicus in September 2006 as vice president, finance and treasurer, was appointed as its senior vice president, chief financial officer and treasurer in July 2009 and has served as its executive vice president, finance and treasurer since March 2012. In March 2014, Mr. Renz was also appointed as secretary of Zalicus. From August 2005 to September 2006, Mr. Renz was Director, Accounting and Financial Operations at EMD Serono, Inc., a publicly-traded biopharmaceutical company. From 2002 to 2005, he was Senior Director, Global Accounting and Finance at Coley Pharmaceutical Group, a publicly-traded biopharmaceutical company acquired by Pfizer Inc. in 2007, and has also held financial and accounting positions at ArQule, Inc., Millipore Corporation and Arthur Andersen LLP. Mr. Renz is a certified public accountant and holds a B.A. in Economics/Accounting from the College of the Holy Cross, a Masters in the Science of Taxation from Northeastern University and an M.B.A. from Suffolk University.

Directors and Executive Officers Continuing After the Merger

Board of Directors

Information is set forth below concerning the proposed members of the Board of Directors after the merger:

Director	Age	Class	Director Since
J. Kevin Buchi	58	II	N/A
Mark H.N. Corrigan, M.D.	56	III	December 2009
Geoffrey Duyk	55	I	N/A
Daotian Fu	51	I	N/A
Amit Munshi	46	III	N/A
Scott Rocklage	59	I	N/A

In addition to the directors set forth above, two designees to the Board of Directors named by Epirus shall be appointed as directors immediately following the effective time of the merger. One of the designees will be appointed as a Class II director, and the other designee will be appointed as a Class III director.

J. Kevin Buchi—Mr. Buchi served as Corporate Vice President, Global Branded Products for Teva Pharmaceutical Industries (NYSE: TEVA) from the completion of the acquisition of Cephalon, Inc. in October 2011, until his retirement in May 2012. Prior to joining Teva, Mr. Buchi was Cephalon’s Chief Executive Officer. Mr. Buchi serves as a member of the board of directors of Forward Pharma, Stemline Therapeutics (NASDAQ: STML), Alexza Pharmaceuticals (NASDAQ: ALXA) and Benitec Biopharma (ASX: BLT.AX). Mr. Buchi graduated from Cornell University with a degree in chemistry and received a Master of Management degree from the J.L. Kellogg Graduate School of Management at Northwestern University. He is a Certified Public Accountant.

Mark H.N. Corrigan, M.D.—Dr. Corrigan is a Class III director who has served as a member of the Zalicus board of directors since December 2009. Dr. Corrigan has served as president and chief executive officer of Zalicus since January 2010. Dr. Corrigan was Executive Vice President, Research & Development of Sepracor

Inc., a publicly-traded pharmaceutical company, from April 2003 until December 2009. Prior to joining Sepracor Inc., Dr. Corrigan spent 10 years with Pharmacia & Upjohn, a publicly-traded pharmaceutical company acquired by Pfizer, Inc. in 2002, most recently as Group Vice President of Global Clinical Research and Experimental Medicine. Prior to joining the pharmaceutical industry, Dr. Corrigan spent five years in academic research at the University of North Carolina Medical School, focusing on psychoneuroendocrinology. Dr. Corrigan serves on the board of directors of Cubist Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company. Dr. Corrigan currently serves as a director of Avanir Pharmaceuticals where he is chairman of the Scientific Committee and serves on the Nominating and Governance Committee. Dr. Corrigan holds a B.A. and an M.D. from the University of Virginia and subsequently received specialty training in Psychiatry at Cornell and Maine Medical Center. The board of directors believes Dr. Corrigan’s qualifications to sit on the Board include his years of leadership experience in the pharmaceutical industry as well as his considerable studies in the field.

Geoffrey Duyk—Dr. Duyk is currently a partner at TPG and managing director for TPG Biotech and TPG Alternative and Renewable Technologies. Dr. Duyk is a former board member and President of Research & Development at Exelixis Inc. (NASDAQ: EXEL). Previously, Dr. Duyk was one of the founding scientific staff at Millennium Pharmaceuticals Inc. (now Millennium: The Takeda Oncology Company) and served as Vice President of Genomics at Millennium Pharmaceuticals Inc. He also was an Assistant Professor at Harvard Medical School and Assistant Investigator of the Howard Hughes Medical Institute. Dr. Duyk is a member of the Board of Directors of the American Society of Human Genetics and a member of the Board of Trustees for Case Western Reserve University. He is a member of the scientific advisory board for Jackson Laboratories (Bar Harbor, ME).

Daotian Fu—Dr. Fu is Vice President of Livzon Pharmaceutical Group. He is also General Manager of Livzon, an early stage biologics development company partially funded by Livzon Pharmaceutical Group. Prior to joining Livzon, Dr. Fu was Vice President at Genzyme for over 10 years where he was responsible for the quality control and analytical development of all biologics in development. He also held several technical and management positions, including Director at Charles River Lab and Manager of Neose Pharmaceuticals.

Amit Munshi—Mr. Munshi is the former CEO of Percivia LLC and also was a co-founder, and the chief business officer, at Kythera Biopharmaceuticals (NASDAQ: KYTH). Previously, he held leadership positions at Amgen (NASDAQ: AMGN), including General Manager, Nephrology Europe. Mr. Munshi has more than 24 years of pharmaceutical and biotechnology experience both in the United States and internationally, including general management, product development, licensing, and business development. Mr. Munshi serves on the boards of Cynvenio Biosystems, Inc. and Oxeia Biopharmaceuticals, Inc.

Scott Rocklage—Dr. Rocklage, joined 5AM Ventures in 2003 as a Venture Partner and became a Managing Partner in 2004. Dr. Rocklage has over three decades of healthcare management experience with strategic leadership responsibilities that led to FDA approval of three U.S. New Drug Applications (Omniscan™, Teslascan® and Cubicin®), and he has entered multiple drug candidates into clinical trials. Dr. Rocklage has served as Chairman and CEO of Cubist Pharmaceuticals, President and CEO of Nycomed Salutar, and has also held various R&D positions at Salutar and Catalytica. Dr. Rocklage currently serves as Board Chairman of Relypsa (NASDAQ: RLYP), Rennovia, Kinestral, Novira and K2 as well as on the Boards of Achaogen (NASDAQ: AKAO), Pulmatrix, and Epirus. Dr. Rocklage was formerly Executive Chairman of Ilypsa (acquired by Amgen), Miikana (acquired by EntreMed) and Semprus (acquired by Teleflex). Dr. Rocklage received his B.S. in Chemistry from the University of California, Berkeley and his PhD in Chemistry from the Massachusetts Institute of Technology where he conducted research in the laboratory of Richard R. Schrock (Nobel Prize in Chemistry in 2005). Dr. Rocklage is based in the Waltham, MA office.

Executive Officers

Information is set forth below concerning Zalicus’ expected executive officers after the merger:

Name	Age	Position
Amit Munshi	46	President and Chief Executive Officer
Thomas Shea	54	Chief Financial Officer
Robert Ticktin	52	Senior Vice President and General Counsel
Kim Seth, Ph.D.	45	Chief Business Officer
Michael Wyand, DVM, Ph.D.	58	Senior Vice President of Clinical, Regulatory and Manufacturing

Amit Munshi—Mr. Munshi has served as Epirus’ CEO since 2012. He is the former CEO of Percivia LLC and also was a co-founder, and the chief business officer, at Kythera Biopharmaceuticals (NASDAQ: KYTH). Previously, he held leadership positions at Amgen (NASDAQ: AMGN), including General Manager, Nephrology Europe. Mr. Munshi has more than 24 years of pharmaceutical and biotechnology experience both in the United States and internationally, including general management, product development, licensing, and business development. Mr. Munshi serves on the boards of Cynvenio Biosystems, Inc. and Oxeia Biopharmaceuticals, Inc.

Thomas Shea—Mr. Shea has served as Epirus’ CFO since 2013. He was formerly the CFO of Euthymics, Neurovance and EBI Life Sciences, three affiliated companies developing neurological and pain drug candidates. Previously, Mr. Shea was the CFO of Tolerx, an autoimmune company, for six years and Cubist Pharmaceuticals (NASDAQ: CBST), an acute care company, for ten years. At Cubist, Mr. Shea was an integral part of the leadership team transitioning the company from a private to a public company.

Robert Ticktin—Mr. Ticktin has served as Epirus’ Senior Vice President and General Counsel since April 2014. Prior to that, since 2004, Mr. Ticktin was Associate General Counsel at Amgen, where he held various positions in the legal department, including leading legal support for mergers & acquisitions, licensing, alliance management, international operations and, most recently, global production and procurement activities. Mr. Ticktin commenced his legal career in New York City at global law firms, Simpson Thacher & Bartlett and Latham & Watkins. Mr. Ticktin received a B.A. in Economics from The Ohio State University and a J.D. from Fordham University School of Law.

Kim Seth, Ph.D.—Dr. Seth is a former Executive Director at Pfizer (NYSE: PFE), where he held both global operational and strategy roles. At Pfizer, he helped lead the design and execution of the R&D operational turnaround and strategic efforts to enter and expand into new markets, e.g. cancer immunotherapy. He joined Epirus in February 2014 with over 15 years’ experience across a range of biomedical and commercial settings. Prior to Pfizer, Dr. Seth was Vice President at Goldman Sachs& Co. (NYSE: GS), covering global Specialty and Large Cap Pharma, and led multiple licensing deals and M&A activities at Epix Pharmaceuticals (formerly NASDAQ: EPIX). Dr. Seth holds a Ph.D. in Neurobiology and an AB cum laude in Economics, both from Harvard University.

Michael Wyand, DVM, Ph.D.—Dr. Wyand is a former Senior Vice President of Global Operations of Percivia LLC where he worked on a portfolio of biosimilar molecules for emerging markets. Prior to that, Dr. Wyand was Senior Vice President of Development at BioAssets Development Corporation (sold to Cephalon Inc.) and was a Senior Vice President of Research and Development at Therion Biologics. At Therion, Dr. Wyand was responsible for designing and building a cGMP compliant manufacturing facility and taking two cancer vaccines for prostate and pancreatic cancer through later stage development. At the start of his career Dr. Wyand was President and Chief Scientific Officer of Mason Laboratories and served as Vice President of Preclinical Development at Genzyme Transgenics Corp. Prior to his 25 years of biopharmaceutical experience, Dr. Wyand trained in comparative pathology at Harvard Medical School, received his DVM from Purdue University and graduated as a University Scholar, Phi Beta Kappa, from the University of Connecticut.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Director Independence

Directors of Zalicus Prior to the Merger

As required by the listing standards of The Nasdaq Capital Market, or Nasdaq, the board of directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each of Messrs. Haydu, Hunter, Kauffman and O’Shea and Ms. Crawford are “independent” within the meaning of the rules and regulations of Nasdaq. To make this determination, our board of directors reviews all relevant transactions or relationships between each director and Zalicus, its senior management and its independent auditors. During this review, the board considers whether there are any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. The board consults with Zalicus’ general counsel and outside corporate counsel to ensure that the board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent Nasdaq listing standards, as in effect from time to time. Dr. Corrigan, our president and chief executive officer, is not an “independent director” within the meaning of the Nasdaq listing standards.

Directors Continuing After the Merger

Epirus believes that each of Mr. Buchi, Dr. Duyk, and Dr. Rocklage will be “independent” within the meaning of the rules and regulations of The NASDAQ Capital Market after the consummation of the merger. Epirus also believes that each of Mr. Munshi, Dr. Fu and Dr. Corrigan will not be an “independent director” within the meaning of The NASDAQ Capital Market listing standards.

Board Meetings and Attendance

Mr. Frank Haydu is chairman of the board of directors. The Zalicus board of directors held eight meetings during the fiscal year ended December 31, 2013. Each of the directors attended at least 75% of the meetings of the board of directors and the committees of the board of directors on which he or she served during the fiscal year ended December 31, 2013 (in each case, which were held during the period for which he or she was a director and/or a member of the applicable committee), except for Dr. Kauffman who attended at least 62% of such meetings during the fiscal year ended December 31, 2013. Zalicus encourages its directors to attend the Annual Meeting of Stockholders and believes that attendance at the Annual Meeting of Stockholders is just as important as attendance at meetings of the Board of Directors and its committees. The following directors of Zalicus attended the 2013 Annual Meeting of Stockholders: Ms. Crawford, Dr. Corrigan, Mr. Haydu, Dr. Hunter, Dr. Kauffman and Mr. O’Shea.

BOARD COMMITTEES BEFORE AND AFTER THE MERGER

The Zalicus board of directors has a standing audit, compensation and corporate governance and nominating committee, each of which is comprised solely of independent directors, and is described more fully below. The charters for the audit, compensation and corporate governance and nominating committees are all available on Zalicus’ website (www.zalicus.com) under “Investors” at “Corporate Governance.”

Board Committees Before the Merger

The board of directors has a standing Audit, Compensation and Corporate Governance and Nominating Committee, each of which is comprised solely of independent directors, and is described more fully below. Each of the Audit, Compensation and Corporate Governance and Nominating Committee operates pursuant to a written charter and each committee reviews and assesses the adequacy of its charter and submits its charter to the board for approval. The charters for the Audit, Compensation and Corporate Governance and Nominating

Committees are all available on our website (www.zalicus.com) under “Investors and Media” at “Corporate Governance.”

Audit Committee

Mr. Haydu is the chairperson and Dr. Kauffman and Mr. O’Shea are the other members of the Zalicus Audit Committee. The board of directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each member of the Zalicus Audit Committee is “independent” within the meaning of the rules and regulations of Nasdaq and the Securities and Exchange Commission, or the SEC. The board of directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that Mr. Haydu is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.

The primary responsibilities of the Zalicus Audit Committee include to: (a) assist the board of directors in its oversight of (i) the integrity of the Zalicus financial statements, (ii) compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Zalicus independent auditors, and (iv) the performance of the Zalicus internal audit function and independent auditors; (b) appoint, evaluate, compensate, retain and oversee the Zalicus independent auditors and the audit process (including receiving and reviewing reports from the independent auditors and resolving any disagreements between management and the independent auditors regarding financial reporting) and to approve or pre-approve all audit, audit-related and other services, if any, to be provided by the independent auditors; (c) review with management, internal auditors and the independent auditors, Zalicus’ internal controls and its financial and critical accounting practices; and (d) prepare the report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in the Zalicus annual proxy statement or annual report on Form 10-K. The Audit Committee and the board of directors have established procedures for the receipt, retention, and treatment of complaints received by Zalicus regarding accounting, internal accounting controls, or auditing matters and for confidential, anonymous submission by Zalicus employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also administers our related party transaction approval policy. The Audit Committee also has the authority to hire independent counsel and other advisors to carry out the Audit Committee’s duties, and Zalicus is required to provide appropriate funding, as the Audit Committee determines, to compensate the independent auditors and any advisors retained by the Audit Committee.

During the fiscal year ended December 31, 2013, the Audit Committee met five times.

Compensation Committee

Ms. Crawford is the chairperson and Dr. Kauffman and Mr. O’Shea are the other members of the Zalicus Compensation Committee. The board of directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each member of the Zalicus Compensation Committee is “independent” within the meaning of the rules and regulations of Nasdaq. In addition, each member qualifies as an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code and is a “non-employee director” within the meaning of the rules of the SEC.

The primary responsibilities of the Compensation Committee are to: (a) review and approve corporate goals and objectives relevant to compensation of the Zalicus chief executive officer and the other executive officers and evaluate the performance of the chief executive officer and the other executive officers in light of these goals and objectives, and based on such evaluation, determine and approve the compensation of the chief executive officer and the other executive officers either as a committee or together with the other independent board members; (b) review and approve grants and awards under the Zalicus incentive compensation and equity-based compensation plans and otherwise administer such plans and make recommendations to the board of directors with respect to such plans; (c) review and consider the results of any non-binding stockholder advisory votes on executive compensation matters; (d) make recommendations regarding compensation of the board of directors and (e) review and discuss with management the Compensation Discussion and Analysis disclosure and any prepare other reports required to be prepared by the Compensation Committee pursuant to the rules of the SEC for inclusion in the Zalicus annual proxy statement. The Compensation Committee also has the authority to retain and obtain the advice of compensation consultants, legal counsel and/or other advisors to carry out the Compensation Committee’s duties, provided that the Compensation Committee must have direct responsibility for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel or other advisor retained by the Compensation Committee and Zalicus is required to provide appropriate funding, as the Compensation Committee determines, to compensate the compensation consultants, legal counsel and advisors retained.

During the fiscal year ended December 31, 2013, the Compensation Committee met seven times.

Corporate Governance and Nominating Committee

Dr. Hunter is the chairperson and Ms. Crawford and Mr. Haydu are the other members of the Zalicus Corporate Governance and Nominating Committee. The board of directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each member of the Zalicus Corporate Governance and Nominating Committee is “independent” within the meaning of the rules and regulations of Nasdaq.

The primary responsibilities of the Corporate Governance and Nominating Committee are to: (a) recommend individuals to the board of directors for nomination, election or appointment as members of the board of directors and its committees, consistent with the criteria included in the Zalicus Corporate Governance Guidelines; (b) establish policies for stockholders to recommend candidates for consideration for nomination as a member of the board of directors; (c) oversee the evaluation of the performance of the board of directors; (d) oversee the chief executive officer’s and other senior management’s succession plans; and (e) take a leadership role in shaping the corporate governance, including developing and reviewing on an on-going basis the Corporate Governance Guidelines. In identifying and recommending nominees for positions on the board of directors, the Corporate Governance and Nominating Committee places primary emphasis on the criteria set forth under “Selection and Composition of board of directors” in the Zalicus Corporate Governance Guidelines, namely: (1) ethics, integrity, values, expertise, skills and knowledge useful to the oversight of the company’s business; (2) the independence standards of Nasdaq, (3) diversity of viewpoints, backgrounds, experiences and other demographics as discussed below; (4) business or other relevant experience, particularly in the areas of accounting and finance, management, corporate governance and experience in the pharmaceutical and drug development industry; and (5) the extent to which the interplay of the nominee’s expertise, skills, knowledge and experience with that of the other members of the board of directors will build a board of directors that is effective, collegial and responsive to the operations and interests of Zalicus and its stockholders.

The Corporate Governance and Nominating Committee does not set specific, minimum qualifications that nominees must meet in order to be recommended to the board of directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account the needs of Zalicus and the composition of the board of directors. Additionally, neither the Corporate Governance and Nominating Committee nor the board of directors has a specific policy with regard to the consideration of diversity in identifying director nominees; however, both may consider the diversity of background and experience of a director nominee in the context of the overall composition of the board of directors at that time, such as diversity of knowledge, skills, experience, geographic location, age, gender, and ethnicity. Members of the Corporate Governance and Nominating Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified whom the Committee wants to seriously consider and move toward nomination, the Chairperson of the Corporate Governance and Nominating Committee enters into a discussion with that candidate.

The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders. The policy adopted by the Corporate Governance and Nominating Committee provides that candidates recommended by stockholders are given appropriate consideration in the same manner as other candidates.

During fiscal year ended December 31, 2013, the Corporate Governance and Nominating Committee met three times.

Non-Management Director Meetings

In addition to the meetings of the committees of the board of directors described above, in connection with board of directors meetings, the non-management directors met four times in executive session during the fiscal year ended December 31, 2013. The chairman of the board of directors presided at these executive sessions. The Audit Committee and the Board of Directors have established a procedure whereby interested parties may make their concerns known to Non-Management Directors, which is described on the Zalicus website.

Board of Directors Leadership Structure

Mr. Haydu, an independent member of our board of directors, has served as its chairman since February 2009. The independent members of the board of directors have periodically reviewed the board’s leadership structure and have determined that Zalicus and our stockholders are well served with this structure because of the role played by the chairman.

The chairman of the board of directors provides leadership to the board of directors and works with the board of directors to define its activities and the calendar for fulfillment of its responsibilities. The chairman of the board of directors approves the meeting agendas after input from the board of directors and management, facilitates communication among directors and presides at meetings of our board of directors and stockholders. The chairman also presides over meetings of the independent directors.

The chairman of the board of directors, the chairman of the Corporate Governance and Nominating Committee, the chief executive officer and other members of the board of directors work together to provide oversight of Zalicus’ management and affairs. Mr. Haydu, as the chairman of the board of directors, and Dr. Hunter, as the chairman of the Corporate Governance and Nominating Committee, have together overseen the maintenance and improvement of governance practices that require and support high levels of performance by members of the board of directors. Mr. Haydu’s leadership encourages open discussion and deliberation, with a thoughtful evaluation of risk, to support the board’s decision-making. Mr. Haydu’s leadership also encourages communication among the directors, and between management and the board of directors, to facilitate productive working relationships. Under Mr. Haydu’s guidance, the board of directors also ensures an appropriate balance and focus among key board responsibilities such as strategic development, review of operations, risk oversight and management succession planning.

Board Committees After the Merger

Upon the consummation of the merger, Mr. Haydu, Dr. Kauffman and Mr. O’Shea will resign from the Zalicus Audit Committee, and the board of directors will appoint Mr. Buchi to the committee, as chairperson, and two additional designees, to be named by the board of directors. Epirus believes that Mr. Buchi is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC, and is “independent” within the meaning of the rules and regulations of Nasdaq and the SEC.

Upon the consummation of the merger, Ms. Crawford, Dr. Kauffman and Mr. O’Shea will resign from the Zalicus Compensation Committee, and the board of directors will appoint Dr. Rocklage to the committee, as chairperson, and one additional designee, to be named by the board of directors. Epirus believes that Dr. Rocklage is “independent” within the meaning of the rules and regulations of Nasdaq and qualifies as an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code and a “non-employee director” within the meaning of the rules of the SEC.

Upon the consummation of the merger, Dr. Hunter, Ms. Crawford, and Mr. Haydu will resign from the Zalicus Corporate Governance and Nominating Committee, and the board of directors will appoint Dr. Duyk to the committee, as chairperson, and one additional designee, to be named by the board of directors. Epirus believes that Dr. Duyk is “independent” within the meaning of the rules and regulations of Nasdaq.

The Board of Directors’ Role in Risk Oversight

The board of directors plays an important role in risk oversight at Zalicus through direct decision-making authority with respect to significant matters as well as through the oversight of management by the board of directors and its committees. In particular, the board of directors administers its risk oversight function through (1) the review and discussion of regular periodic reports to the board of directors and its committees on topics relating to the risks that Zalicus faces, (2) the required approval by the board of directors (or a committee of the board of directors) of significant transactions and other decisions, (3) the direct oversight of specific areas of Zalicus’ business by the Audit, Compensation and Corporate Governance and Nominating Committees, and (4) regular periodic reports from the auditors and other outside consultants regarding various areas of potential risk, including, among others, those relating to the our internal control over financial reporting. The board of directors also relies on management to bring significant matters impacting Zalicus to the attention of the board of directors.

Pursuant to the Audit Committee’s charter, the Audit Committee is responsible for reviewing and discussing with management, internal auditors and Zalicus’ independent accountants, Zalicus’ system of internal control, its financial and critical accounting practices, and policies relating to risk assessment and management. As part of this process, the Audit Committee discusses Zalicus’ major financial risk exposures and steps that management has taken to monitor and control such exposure. In addition the Audit Committee has established procedures for the receipt, retention and treatment of complaints received by Zalicus regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or accounting matters.

Because of the role of the board of directors and the Audit Committee in risk oversight, the board of directors believes that any leadership structure that it adopts must allow it to effectively oversee the management of the risks relating to Zalicus’ operations. The board of directors acknowledges that there are different leadership structures that could allow it to effectively oversee the management of the risks relating to Zalicus’ operations and believes its current leadership structure enables it to effectively provide oversight with respect to such risks.

Compensation Committee Interlocks and Insider Participation

No member of Zalicus’ Compensation Committee was or is an officer or employee of Zalicus or any of its subsidiaries and all members are considered independent as such term is defined in the rules and regulations of Nasdaq.

Audit Committee Report

AUDIT COMMITTEE REPORT(1)

The Audit Committee has reviewed the Zalicus audited financial statements for the fiscal year ended December 31, 2013 and has discussed these statements with management and Ernst & Young LLP, Zalicus’ independent registered public accounting firm. Zalicus management is responsible for the preparation of the company’s financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Ernst & Young LLP is responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of Zalicus’ accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

The Audit Committee is responsible for providing independent, objective oversight of Zalicus’ accounting functions and internal controls.

The Audit Committee also received from, and discussed with, Ernst & Young LLP the written disclosures and other communications that Zalicus’ independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Public Company Accounting Oversight Board, or PCAOB, Auditing Standard No. 16, Communications with Audit Committees. That standard requires our independent registered public accounting firm to discuss with the Audit Committee, among other things, the following:

•	methods to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent registered public accounting firm’s conclusions regarding the reasonableness of those estimates; and

•	disagreements with management regarding financial accounting and reporting matters and audit procedures.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter required by Rule 3526 of the PCAOB. PCAOB Rule 3526 requires independent registered public accounting firms annually to disclose in writing all relationships that in their professional opinion may reasonably be thought to bear on independence, to confirm their perceived independence and engage in a discussion of independence. The Audit Committee has reviewed this disclosure and has discussed with Ernst & Young their independence from Zalicus.

Based on its discussions with management and our independent registered public accounting firm, and its review of the representations and information provided by management and our independent registered public accounting firm, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Zalicus Annual Report on Form 10-K for the fiscal year ended December 31, 2013, for filing with the Securities and Exchange Commission.

Respectfully submitted by the

Audit Committee,

Frank Haydu, Chairperson

Michael Kauffman

W. James O’Shea

(1)	This Section is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any filing of Zalicus under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Zalicus’ directors, certain of its officers and persons who own more than 10% of Zalicus’ common stock to file reports of ownership of, and transactions in, Zalicus’ common stock with the SEC. Based on Zalicus’ review of the reports it has received, Zalicus believes that all of its directors and officers complied with all reporting requirements applicable to them with respect to transactions in the fiscal year ended December 31, 2013.

Transactions with Related Persons, Promoters and Certain Control Persons of Zalicus Prior to the Merger

In April 2007, the board of directors adopted a written policy of procedures for the review, approval and ratification of transactions involving Zalicus and “related persons” (directors and executive officers or their immediate family members, or stockholders beneficially owning more than five percent of the common stock). The policy covers all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which Zalicus or any of its subsidiaries was, is or will be a participant, in which the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.

All related person transactions are reviewed and, as appropriate, may be approved or ratified by the Audit Committee, or if time is of the essence, the Chair of the Audit Committee. If a director is involved in the transaction, he or she may not participate in any review, approval or ratification of such transaction. Related person transactions are approved by the Audit Committee only if, based on all of the facts and circumstances, they are in, or not inconsistent with, the best interests of Zalicus and its stockholders, as the Committee determines in good faith. The Audit Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. The Audit Committee may also impose such conditions as it deems necessary and appropriate on Zalicus or the related person in connection with the transaction. In the case of a transaction presented to the Audit Committee for ratification, the Audit Committee may ratify the transaction or determine whether rescission of the transaction is appropriate.

Since January 1, 2013, Zalicus has not engaged in any related party transactions.

Transactions with Related Persons, Promoters and Certain Control Persons of Epirus Prior to the Merger

Other than compensation arrangements, described below are transactions and series of similar transactions since January 1, 2013, to which Epirus was a party or will be a party in which:

•	the amounts involved exceed or will exceed $120,000, and

•	any of Epirus’ directors, executive officers, or holders of more than 5% of Epirus’ capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

2013 Bridge Financing

In March, July and October 2013, Epirus issued unsecured convertible promissory notes in an aggregate principal amount of approximately $12.5 million and warrants to purchase up to 2,499,996 shares of Epirus’ Series A Convertible Preferred Stock at an exercise price of $0.01 (the “2013 Bridge Financing”). The notes bore interest at 8% per annum and included both optional and mandatory conversion features. The optional conversion feature allowed each note holder, as of the maturity date, to elect to convert the balance of the note plus accrued interest into shares of Series A Convertible Preferred Stock at a conversion price of $1.00 per share. The mandatory conversion feature would have resulted in the automatic conversion of the notes into shares of a newly issued class of equity securities in the event of a qualifying financing prior to maturity. The mandatory conversion did not occur and the note holders elected to convert the aggregate amount of approximately $12.5 million in principal plus accrued interest into 13,184,383 shares of Series A Preferred Stock. The participants in the 2013 Bridge Financing included certain beneficial owners of more than 5% of Epirus’ capital stock and entities affiliated with certain of Epirus’ directors, as set forth in the table below:

Name	Principal Amount	Shares of Series A Preferred Stock Received on Conversion of Notes	Shares of Series A Preferred Stock underlying Warrants
5AM Ventures III, L.P. and its affiliates(1)	$4,166,667.67	4,402,101	833,332
Montreux Equity Partners IV and its affiliates(2)	$4,166,667.67	4,391,141	833,332
TPG Biotechnology Partners III, L.P.(3)	$4,166,667.67	4,391,141	833,332
Geoffrey Duyk(3)	$4,166,667.67	4,391,141	833,332
Scott Rocklage(1)	$4,166,667.67	4,402,101	833,332
Daniel K. Turner(2)	$4,166,667.67	4,391,141	833,332

(1)	These promissory notes and warrants were purchased by 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. Scott Rocklage, one of Epirus’ directors, is a managing member of 5AM Partners III, LLC, the general partner of AM Ventures III, L.P. and 5AM Co-Investors III, L.P.
(2)	These promissory notes and warrants were purchased by Montreux Equity Partners IV, L.P. and Montreux Equity Partners V, L.P. Daniel K. Turner, one of Epirus’ directors, is a manager of Montreux Equity Management IV, L.L.C., the sole general partner of Montreux Equity Partners IV, L.P., and Montreux Equity Partners V, L.L.C., the sole general partner of Montreux Equity Partners V, L.P.
(3)	Geoffrey Duyk, one of Epirus’ directors, is a TPG Partner.

2014 Bridge Financing

In March 2014, Epirus issued unsecured convertible promissory notes in an aggregate principal amount of approximately $5 million and warrants to purchase either shares of Epirus’ Series A Convertible Preferred Stock or a newly issued class of equity securities in the event of a qualifying financing at an exercise price of $0.01, or the 2013 Bridge Financing.

The notes bore interest at 8% per annum and included both optional and mandatory conversion features. The optional conversion feature allowed each note holder, as of the maturity date, to elect to convert the balance of the note plus accrued interest into shares of Epirus’ Series A Convertible Preferred Stock at a conversion price of $1.00 per share. The mandatory conversion feature resulted in the automatic conversion of the notes into shares of a newly issued class of equity securities in the event of a qualifying financing prior to maturity. The mandatory conversion occurred on Epirus’ issuance of Series B Preferred Convertible Stock on April 15, 2014 (the “Series B Financing”), and the notes were converted into 3,947,363 shares of Series B Convertible Preferred Stock. Epirus entered into side letters with two of the investors allowing them to use the interest accrued on their notes towards payment of their warrant exercise price, which reduced the amount of Series B Convertible Preferred Stock that would have otherwise been issued to those investors in this conversion.

The warrants were exercisable for 999,999 shares of Series A Convertible Preferred Stock until a qualified financing occurred, at which time they became exercisable for the number of newly issued stock that is equal to the quotient of 999,999 divided by the purchase price of the newly issued stock. None of the warrants were exercised prior to the Series B Financing, and thus they all became exercisable for Series B Convertible Preferred Stock on April 15, 2014.

The participants in the 2014 Bridge Financing included certain beneficial owners of more than 5% of Epirus’ capital stock and entities affiliated with certain of Epirus’ directors, as set forth in the table below:

Name	Principal Amount	Shares of Series B Preferred Stock Received on Conversion of Notes	Shares of Series B Preferred Stock underlying Warrants
5AM Ventures III, L.P. and its affiliates(1)	$1,666,666.66	1,322,691	262,467
Montreux Equity Partners IV, L.P.(2)	$1,666,666.66	1,312,336	262,467
TPG Biotechnology Partners III, L.P.(3)	$1,666,666.66	1,312,336	262,467
Geoffrey Duyk(3)	$1,666,666.66	1,312,336	262,467
Scott Rocklage(1)	$1,666,666.66	1,322,691	262,467
Daniel K. Turner(2)	$1,666,666.66	1,312,336	262,467

(1)	These promissory notes and warrants were purchased by 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. Scott Rocklage, one of Epirus’ directors, is a managing member of 5AM Partners III, LLC, the general partner of 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P.
(2)	These promissory notes and warrants were purchased by Montreux Equity Partners IV, L.P. Daniel K. Turner, one of Epirus’ directors, is a manager of Montreux Equity Management IV, L.L.C., the sole general partner of Montreux Equity Partners IV, L.P.
(3)	Geoffrey Duyk, one of Epirus’ directors, is a TPG Partner.

Livzon Collaboration Agreement

Epirus has entered into a binding term sheet to negotiate and enter into a collaboration agreement with Livzon MABPharm, Inc., as described further below under the caption “Epirus’ Business” beginning on page 154. Livzon MABPharm, Inc. is a holder of greater than 5% of Epirus’ capital stock and Daotian Fu, one of Epirus’ directors, is General Manager of Livzon MABPharm, Inc.

Transactions with Related Persons, Promoters and Certain Control Persons Continuing as a Director or Officer After the Merger

Other than the transactions described in “—Transactions with Related Persons, Promoters and Certain Control Persons of Zalicus Prior to the Merger” and “—Transactions with Related Persons, Promoters and Certain Control Persons of Epirus Prior to the Merger,” since January 1, 2013, Zalicus has not engaged in any transactions with persons who will be directors and/or officers after the merger or holders of more than 5% of the combined company’s voting securities after the merger that are affiliated with such officers or directors.

Indemnification Agreements

Zalicus will enter into indemnification agreements with each of its new non-employee directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in Zalicus’ certificate of incorporation and bylaws and to provide additional procedural protections. Zalicus’ indemnification agreements with its current directors who will remain on the Zalicus board of directors after the merger will remain in force.

ZALICUS’ BUSINESS

Overview

We are a biopharmaceutical company that discovers and develops novel treatments for patients suffering from pain. We have a portfolio of proprietary product candidates targeting pain and have entered into multiple revenue-generating collaborations with large pharmaceutical companies relating to other products, product candidates and drug discovery technologies. We also apply our expertise in the discovery and development of selective ion channel modulators and our combination high throughput screening technology, or cHTSTM to discover new product candidates for our portfolio or for our collaborators in the areas of pain and oncology.

Our most advanced product candidate is Z944, a novel, oral, state-dependent, selective T-type calcium channel modulator we are seeking to develop for the treatment of pain indications. T-type calcium channels have been recognized as key targets for therapeutic intervention in a broad range of cell functions and have been implicated in pain signaling. During 2013, we completed a Phase 1b clinical trial utilizing Laser-Evoked-Potentials, or LEP, to provide both objective and subjective assessments of the activity of Z944 in induced pain states. On November 1, 2013, we announced positive results from this Phase 1b clinical trial. Based on these results, Zalicus is currently planning to evaluate multiple modified-release formulations of Z944 in a Phase 1 pharmacokinetic and safety study in the first half of 2014, with the goal of advancing a modified-release formulation of Z944 toward Phase 2 clinical development in an appropriate pain indication by late 2014.

We have also been performing discovery research and preclinical development activities on our proprietary selective ion channel modulators targeting the Nav1.7 sodium channel for the treatment of pain. This discovery research and preclinical development has been conducted as part of a research collaboration with Hydra Biosciences, Inc., or Hydra, a recognized leader in novel ion channel discovery and development. This collaboration expired in February 2014 in accordance with its terms.

Until November 2013, we had also been advancing the development of Z160, a novel, oral N-type calcium channel modulator we were seeking to develop for the treatment of chronic pain. In December 2012 and August 2012, we initiated Phase 2 clinical trials of Z160 for the treatment of neuropathic pain, including post-herpetic neuralgia, or PHN, a painful neuropathic condition resulting from an outbreak of the herpes zoster virus, otherwise known as shingles, and lumbosacral radiculopathy, or LSR, a common neuropathic back pain condition resulting from the compression or irritation of the nerves exiting the lumbar region of the spine, respectively. Patient enrollment completed for both studies in September 2013. Results from both Phase 2 trials of Z160 were released on November 11, 2013 and Z160 did not meet the primary endpoint in either of these Phase 2 trials. Based on the results, we have terminated further development of Z160.

Until September 2012, we had also been advancing the development of Synavive, a product candidate to treat immuno-inflammatory disorders. In June 2011, we initiated a Phase 2b clinical trial evaluating Synavive in patients with rheumatoid arthritis, which we refer to as the SYNERGY trial. Results from the SYNERGY trial were announced in September 2012, and while Synavive achieved a statistically significant improvement in signs and symptoms of rheumatoid arthritis, as measured by DAS28-CRP, compared to placebo, the primary end point of the trial, Synavive did not demonstrate a meaningful clinical benefit measured by DAS28-CRP, compared to 2.7 mg of prednisolone or 5 mg of prednisone, key secondary endpoints of the SYNERGY trial. Based on the data from the SYNERGY trial, we terminated further development of Synavive.

We have also been using our cHTS platform to perform our obligations with our collaboration partners, including the Novartis Institutes of Biomedical Research, Inc., or Novartis, and other pharmaceutical companies who have adopted cHTS as an important addition to their oncology discovery efforts. Our cHTS platform technology profiles the activity of individual agents and combinations in cell-based phenotypic assays at high throughput to discover synergistic multi-target drug candidates that may generate novel intellectual property, inform clinical development and expand development pipelines. Our proprietary software solution, Chalice™, works with the cHTS technology platform to extract valuable insights, discoveries, and data trends from high-throughput combination activity profiling experiments.

On December 21, 2009, we completed a merger, which we refer to as the Neuromed Merger, with Neuromed Pharmaceuticals Inc., or Neuromed, pursuant to which Neuromed Pharmaceuticals Ltd. became a wholly-owned subsidiary of Zalicus. On September 8, 2010, we changed our name from CombinatoRx, Incorporated to Zalicus Inc. We also changed the name of our subsidiaries, including Neuromed Pharmaceuticals Ltd., which is now named Zalicus Pharmaceuticals Ltd, and which we refer to herein as Zalicus Canada.

Our Proprietary Product Candidates

All of our proprietary product candidates are focused in the area of pain, which is an area of continuing unmet medical need with potentially large commercial markets.

Our Ion Channel Product Candidates for Pain

We are focused on discovering and developing new compounds that selectively target neuronal calcium and sodium channels for the treatment of pain. The current treatment paradigms for pain rely on four major classes of medicines: opiates, non-steroidal anti-inflammatory drugs, or NSAIDs, gabapentanoids, a class of anti-convulsants with analgesic properties and antidepressants, all of which have significant safety, tolerability and dependence issues. We are using our experience with ion channel research and development in our efforts to discover and develop novel proprietary compounds to potentially treat pain by selectively modulating T-type calcium channels or Nav1.7 sodium channels. We believe our ion channel modulator programs have the potential to produce a new class of analgesics for the treatment of acute, chronic or visceral pain, with the potential for safety and efficacy advantages over existing analgesics.

Background of Clinical Pain. Pain results from sensory nerve stimulation often associated with actual or potential tissue damage. Specific nerve fibers carry the pain signal across the nervous system to the brain, where it is recognized as pain. Pain is generally characterized on two dimensions, intensity and duration. Pain intensity is typically expressed as mild, moderate or severe. Mild pain results from relatively common conditions such as headaches, sprains or strains. Moderate pain results from conditions such as surgery, severe strains or sprains. Severe pain results from serious underlying illnesses such as osteoarthritis, lower back pain, post-herpetic neuralgia, diabetic neuropathy, inflammatory bowel syndrome, cancer or AIDS. Pain duration is expressed as acute or chronic. Acute pain often subsides in a short period of time and is typically associated with tissue injury such as surgery, a cut, a joint dislocation, or pressure on a nerve. Chronic pain persists for long periods of time and may involve underlying changes in the nervous system producing unusual sensitivity to touch, shooting or visceral pains, aching and other often disabling pain symptoms.

Background on Pain Treatment Market. NSAIDs, including COX-2 inhibitors, used to treat mild to moderate pain, are widely prescribed within the pain pharmaceutical market. NSAIDs are drugs with analgesic, fever-reducing and anti-inflammatory effects. As a class, NSAIDs are usually prescribed as first-line treatment; however, their relatively low potency may result in insufficient pain control for the patient. The long-term use of NSAIDs may result in side effects such as gastrointestinal bleeding, liver and kidney damage and cardiovascular-related complications.

Opioids have long been prescribed to treat moderate to severe pain and are regarded as the most potent class of analgesics. When used for extended periods, however, opioids can lead to side-effects, the development of tolerance, dependence and addiction. Tolerance means that increasing doses of opioids are required to maintain effective pain relief. Dependence means reliance on the drug and the existence of significant withdrawal symptoms upon cessation of drug administration. Addiction refers to drug-seeking behaviors characterized by a continued craving for the opioid and the need to use it for effects other than pain relief. As a consequence of these and other serious side effects, opioids are usually prescribed when other treatments for chronic pain have failed. In general, the more severe or chronic the pain, the more likely an opioid will be prescribed.

Despite the availability of many drugs to treat chronic pain, the results of a 2006 survey of chronic pain sufferers conducted by the American Pain Foundation, found that approximately 51% of the respondents felt that they had little or no control over their pain. We believe that this lack of adequate pain control, particularly in patients with moderate to severe chronic pain, represents a significant therapeutic gap in current pain management.

Our Ion Channel Programs

T-type calcium channels and sodium channels in cells are important to the regulation of the body’s nervous and cardiovascular systems. We are developing novel proprietary compounds to treat pain and potentially other diseases by selectively blocking ion channels in the neuronal cells responsible for pain signal transmission. We believe that our ion channel programs have the potential to produce a new class of analgesics for the treatment of acute, chronic or visceral pain, with potential safety and efficacy advantages over existing analgesics.

Overview of Calcium Channel Biology

Calcium ions play critical roles in the biochemistry, physiology and anatomy of cells and organisms. The rapid entry of calcium ions into cells is mediated by several classes of calcium channels that can be regulated by voltage, endogenous ligands or other cellular signaling events. The class called voltage gated calcium channels respond to electrical signals by the opening of a calcium-selective pore in the cell membrane. Calcium channels are involved in a large number of normal physiological processes including muscle contraction, hormone secretion, gene expression, and electrical signaling in the nervous system.

In order to carry out the multiple physiological functions that calcium channels help regulate, the human genome encodes ten distinct types of voltage gated calcium channels. These ten different calcium channels have been traditionally classified into five designations; L-type (four gene subtypes), T-type (three gene subtypes), and one gene subtype for each of the R-type, P/Q-type and N-type. Of particular relevance for pharmaceutical development, each of the different types of voltage gated calcium channels is known to perform distinct physiological functions and offers the opportunity to target specific drugs to specific calcium channels and human disease indications.

For example, L-type calcium channels are responsible for triggering contraction of both heart muscle and blood vessel smooth muscle. As such, L-type channels have been the selective target for drugs treating cardiovascular disease including hypertension and cardiac arrhythmias. These well-known calcium channel modulators have been on the market for over 40 years and provide proof-of-concept that calcium channels represent a valid target for therapeutic intervention and may address large commercial opportunities. One of the founders of Neuromed Pharmaceuticals Ltd., or Neuromed, which we acquired in December 2009, Dr. Terrance Snutch, was the first to describe that the various calcium channels in the nervous system are encoded by a family of distinct genes. In addition to being the first to clone these important clinical targets, we recognized the potential pharmaceutical significance of the N-type and T-type calcium channels, devised innovative screening platforms and invented our initial proprietary calcium channel modulator product candidates. Building on this work, we are currently pursuing a program, Z944, targeting all three T-type calcium channel gene subtypes.

Z944—our T-type Calcium Channel Program

Our T-type calcium channel program is focused on developing drug candidates to treat a variety of chronic pain conditions. Our clinical-stage product candidate Z944 is a novel, oral, state-dependent, selective T-type calcium channel modulator that has demonstrated preclinical efficacy in inflammatory and visceral pain models, and that we are seeking to develop for the treatment of pain. During 2012 and early 2013, we completed Phase 1 single ascending dose and multiple ascending dose clinical studies of Z944. During 2013, we completed a Phase 1b clinical trial utilizing LEP to provide both objective and subjective assessments of the activity of Z944 in induced pain states. On November 1, 2013, we announced positive results from the Phase 1b clinical trial. Based on these results, Zalicus is planning to evaluate multiple modified-release formulations of Z944 in a Phase 1 pharmacokinetic and safety study in the first half of 2014, with the goal of advancing a modified-release formulation of Z944 toward Phase 2 clinical development in an appropriate pain indication by late 2014.

T-type Background. The wide distribution of T-type calcium channels found in neurons in the brain, heart, endocrine cells and other tissues provides for the possibility of developing therapeutics for multiple indications, including treatment of pain, epilepsy or tremor. We have identified and cloned three gene targets for T-type calcium channels that we believe have therapeutic potential for pain. Modulating T-type calcium channels in animal models has been shown to produce relief of acute and chronic pain from mild to moderate intensities. We have discovered proprietary T-type calcium channel modulators such as Z944 that show efficacy in animal models of inflammatory pain.

Potential Benefits of Oral T-type Calcium Channel Modulators. We believe that oral T-type calcium channel modulators such as Z944 have the potential to become a new class of analgesics. Limitations with existing pain therapies may be addressed by our T-type calcium channel blocker product candidate Z944. Z944 has the potential to improve:

•	Efficacy. Despite the availability of many drugs to treat chronic pain, results of a 2006 survey by the American Pain Foundation of chronic pain sufferers found that 51% of the respondents felt that they had little or no control over their pain. For some patients, chronic pain may not be under control due to ineffective medications or the inability to tolerate effective doses of currently available analgesics. Deletion of either Cav3.1 or Cav3.2 (two of the three T-type channel subtypes) in animals has the effect of eliminating T-type calcium channel activity using these gene products, resulting in animals with normal general behaviors, but with attenuated responses to painful stimuli.

•	Selectivity. Our discovery screening process selects for ion channel modulators that are ‘state-dependent.’ This means that our compounds preferentially block only those ion channels that are in the hyperexcited state, a state in which they exist when transmitting pain. Ion channels that are not transmitting pain signals are not blocked, thereby allowing neuronal signaling to proceed normally. Current standards of care for pain are relatively indiscriminant for which neurons are affected, leading to unwanted side effects. We believe that our T-type calcium modulator Z944, being state-dependent, will allow for a more targeted approach to pain treatment, thereby improving on the safety and tolerability of current pain therapies.

•	Safety Profile. NSAIDs and opioid analgesics used over an extended period of time may lead to significant on and off-target side effects, providing the opportunity for the introduction of a new class of analgesics with a more favorable safety profile. We have tested Z944 in human clinical trials in 87 subjects and found it to be generally well tolerated and to exhibit a good safety profile with no serious drug-related adverse effects.

•	Tolerance and Addiction. Patients often require increasing doses of opioids to maintain effective pain relief, commonly referred to as tolerance. Patients who abruptly stop using opioids commonly experience withdrawal symptoms. Some patients using opioids experience euphoria and can progress to addictive behaviors and abuse. Based on our current understanding of Z944, we would not expect it to be scheduled as a controlled substance in the United States.

•	Drug Delivery. Z944 is a small molecule that is expected to be orally administered using tablet or capsule formulations.

Overview of Sodium Channel Biology

In addition to our research and development on T-type calcium channels being targeted for pain, we have been actively pursuing discovery of another class of ion channel modulators for pain. Voltage gated sodium channels such as the Nav1.7 channel regulate pain signaling by mediating sodium ion currents that contribute to the excitability of both peripheral pain-sensing neurons and also neurons within the spinal cord that relay pain signals to the brain. Several distinct types of voltage gated sodium channels are important for setting the threshold and influencing the frequency, sustainability and intensity of pain signaling.

Of the ten sodium channel genes found in humans, the Nav1.7 and Nav1.8 types are of particular interest related to multiple chronic pain conditions as they are validated in humans. For example, naturally occurring loss-of-function mutations of the SCN9A gene which encodes the pore forming subunit of the Nav1.7 channel leads to the complete absence of pain sensation while other gain-of-function Nav1.7 mutations of the SCN9A gene cause severe chronic pain syndromes such as primary erythromelalgia. Further, in animal models it has been shown that the suppression of either Nav1.7 or Nav1.8 channels reduces various kinds of acute and neuropathic pain.

Sodium Channel Program

Addressing these attractive genetically-validated targets for pain intervention, we have utilized our expertise in ion channels to research and develop novel, orally available agents that block the functioning of sodium channels relevant to pain signaling. Our goal is to specifically target the increased firing and hypersensitivity in peripheral and spinal cord neurons that express Nav1.7 and Nav1.8 and that are associated with acute and chronic neuropathic pain.

We have generated a pipeline of preclinical agents shown to affect the Nav1.7 sodium channels. A number of these compounds have been found to both reduce the excitability of neurons and to reverse pain hypersensitivity in animal models of acute and neuropathic pain. We hope that targeting sodium channels in the peripheral and central neuronal signaling pathways through a unique mechanism of action has the potential to lead to novel classes of safe and effective pain therapeutics.

On February 8, 2012, we entered into a research collaboration agreement with Hydra, to advance the development of our preclinical Nav1.7 sodium channel modulator product candidates for the treatment of pain. The collaboration brought together our portfolio of novel, preclinical ion channel product candidates, representing multiple sodium channel modulators, with Hydra’s expertise in novel ion channel discovery and preclinical drug development with the goal of advancing Nav1.7 sodium channel drug candidates toward clinical development for the treatment of pain. Under the terms of the research collaboration agreement, we funded research and development activities at Hydra for a two year period until February 2014, during which time Hydra performed the discovery and preclinical development work necessary to advance our preclinical Nav1.7 sodium channel product candidates. Under the agreement, we retained all intellectual property and commercial rights to our Nav1.7 sodium channel product candidates that were studied under the agreement. The research collaboration agreement with Hydra expired in February 2014, in accordance with its terms.

Our cHTS Drug Discovery Technology

Combination approaches are an emerging clinical standard in the treatment of cancer. We believe that our cHTS platform has been validated through our research collaborations with Novartis and other pharmaceutical companies (described in greater detail below), who have adopted cHTS as an important addition to their oncology discovery and translational medicine efforts.

The cHTS platform technology profiles the activity of individual agents and combinations in cell-based phenotypic assays at high throughput to discover synergistic multi-target drug candidates. The technology generates novel intellectual property and provides insights for both drug discovery and clinical translational medicine efforts. We perform fee-for-service activities and also seek strategic partnerships to leverage the power of the cHTS technology platform in the area of oncology.

Our proprietary cHTS technology platform provides a solution to quantitatively assess how drugs or other probes of biological targets interact with diverse genetic backgrounds using whole cell-based phenotypic screening assays. This technology offers collaboration partners a high-throughput capability to identify synergistic interactions between small-molecule drugs or therapeutic antibodies and proteins that can be developed as therapeutic candidates. The platform can also identify compounds that antagonize the activity of drugs in relevant indications. Combinations are now emerging as the standard of care in indications such as cancer, inflammation, diabetes, and infectious disease. Unfortunately, the standard approach of developing combination therapies at the clinical stage misses the opportunity to identify novel multi-target mechanisms that better address the systems biology of disease and the emergence of resistance. In addition to the ability to identify synergistic multi-target drug candidates that generate novel intellectual property and expand development pipelines, our cHTS technology can also be deployed to define genetic determinants of chemical and multi-target drug sensitivity to identify likely responder populations and companion diagnostics. This approach provides collaboration partners with an opportunity to optimize the value of their existing product candidates, and improve their return on investment in less ideal candidates, by identifying synergistic combinations that amplify drug activity and potency within an indication, expand therapeutic utility into new indications, and extend patent estates through new compositions and use.

We also receive interest from collaboration partners to profile how their drugs or clinical candidates interact with standard-of-care agents in particular indications. We have engaged with multiple large pharmaceutical companies to characterize the activity of very large sets of combinations across multiple cancer and tissue types to better understand how various drugs and combinations of interest interact with diverse cellular networks. We expect this type of collaboration leveraging the power of the cHTS technology to produce future value for us and our strategic partners.

Our proprietary software solution, Chalice, was developed by us to enable the visualization and analysis of combination activity profiling data. This software provides a unique and generalized capability to assemble combination test data into matrices for visualization and analysis, and has utility across diverse therapeutic indications. Chalice allows researchers to apply specialized capabilities to quantitatively assess the strength of combination interactions. The platform requires only test article identification, concentration, and measurable response data to produce a rich set of combination results suitable for the analysis of a wide variety of data types including: biochemical assays (enzyme inhibition, gene expression, etc.), cell-based assays (proliferation, apoptosis, etc.), and in vivo biomarker or activity assays. In addition, test article and experimental data attributes can be utilized to visualize combination activity profiles to facilitate meta-analyses and drive hypothesis generation. For example, visualizing combination synergy measures with the oncogenic status of cell-lines tested may suggest possible predictors of response that could then be validated. The Chalice software works with the cHTS technology platform to extract valuable insights, discoveries, and data trends from high-throughput combination activity profiling experiments.

Our Partnered Products, Product Candidates and Collaborations

We have entered into and intend to continue to seek collaborations with pharmaceutical and biotechnology companies to support the development and commercialization of our product candidates and to obtain access to additional development, commercial or financial resources. We also plan to continue to engage in selected discovery research collaborations to utilize our proprietary discovery research platforms to discover new product candidates for ourselves or our collaborators and to generate ongoing revenue.

Active Collaborations

Novartis

In May 2009, we entered into a research collaboration and license agreement with Novartis, focused on the discovery of novel anti-cancer combinations. Through the collaboration, we are using our proprietary cHTS platform to screen a unique library of molecules, including Novartis compounds, in multiple cell lines representing a broad spectrum of cancers to potentially discover novel single agent and combination therapies to treat various cancers.

Under the terms of the collaboration agreement, we received an initial payment of $4.0 million and will receive annual research support payments of up to $3.0 million, plus certain expenses. In addition, the collaboration agreement may provide us with up to $58.0 million for each combination product candidate advanced by Novartis upon achievement of certain clinical, regulatory and commercial milestones as follows:

•	Up to $5.0 million in clinical development milestones.

•	Up to $23.0 million in regulatory milestones.

•	Up to $30.0 million in commercial milestones.

We did not recognize any milestone payments under this arrangement in the years ended December 31, 2013 and 2012. The research program had an initial two-year term that could be extended by Novartis for three additional one-year periods. We also entered into a software license agreement with Novartis, where we provided Novartis with a non-exclusive license to use our proprietary Chalice software in connection with the collaboration and other Novartis research programs for approximately five years, with options to renew for multiple additional five-year terms. In January 2011, Novartis elected to extend the research program for an additional year, into May 2012 and in April 2012, we entered into an amendment with Novartis to extend the research program for an additional year, into May 2013. In April 2013, we entered into a second amendment to the collaboration agreement with Novartis, to extend the funded research program under the collaboration agreement until October 31, 2014 and provide for up to $3.0 million in funded research payments under the collaboration agreement. In April 2013, we entered into an amendment to the software license with Novartis to extend the term of the license until October 31, 2014, and to amend Novartis’ option to extend the term of the software license to a single, one-year option, exercisable upon the payment of amended additional software licensing fees.

The library to be screened under the collaboration consists of certain Novartis oncology compounds and compounds from our library of approved drugs and other molecules. Novartis will own and have an exclusive license to intellectual property generated under the collaboration to research, develop and commercialize their approved or active development-stage compounds. We will own and have an exclusive license to intellectual property generated under the collaboration to research, develop and commercialize compounds from our library. Intellectual property generated under the collaboration using certain compounds from the Novartis library will be jointly owned by Novartis and us and non-exclusively licensed to allow each party to research, develop and commercialize product candidates. Under the collaboration agreement, Novartis retains an option, exercisable once per year of the research collaboration, to exclusively license a portion of this jointly owned intellectual property if certain conditions are met. Novartis also has a right of first negotiation to exclusively license the intellectual property owned by us that was discovered as a part of the collaboration, under terms to be negotiated by the parties at such time.

The collaboration agreement may be terminated by either party after ninety days’ notice upon an unremedied material breach and upon thirty days’ notice in the event of bankruptcy of the other party. Novartis may terminate the collaboration agreement after sixty days’ notice in the event of a change in control or liquidation of us, as defined in the collaboration agreement.

Amgen Inc.

In December 2009, we entered into a research collaboration agreement with Amgen Inc., or Amgen, focused on identifying synergistic combinations for two oncology targets of interest to Amgen. Under the agreement, we received a $750,000 payment in January 2010 to fund the initial research plan, and Amgen also agreed to reimburse us for laboratory supplies consumed. The initial research plan ended in September 2010, and Amgen elected for us to perform follow-up research at an annual rate of $300,000 per full-time employee equivalent, plus the reimbursement of laboratory supplies. Under the terms of the research collaboration agreement, Amgen will also pay us a $1.0 million milestone payment for each investigational new drug application, or IND, filing by Amgen for a product candidate with new intellectual property generated by the collaboration. We did not recognize any milestone payments under this arrangement in the years ended December 31, 2013 and 2012. We also entered into a software license agreement with Amgen in May 2011, where we provided Amgen with a non-exclusive license to use our proprietary Chalice software in connection with the collaboration and other Amgen research programs for one year. We entered into amendments to this software license agreement with Amgen in April 2012, January 2013 and May 2013, pursuant to which we have provided Amgen with the same non-exclusive license until May 2014. Through December 31, 2013, we have received $2.9 million in funding, expense reimbursement and software license fees under these agreements.

Prednisporin—Fovea Pharmaceuticals SA, a subsidiary of Sanofi

On January 30, 2006, we entered into a research and license agreement with Fovea Pharmaceuticals SA, or Fovea. Under the terms of the agreement, Fovea agreed to conduct, at its own expense, preclinical and clinical development of combination drug candidates it selected from our portfolio of product candidates for certain ophthalmic indications, including creating ophthalmic formulations for these selected drug candidates. Fovea was acquired by Sanofi SA in October 2009 and is now a subsidiary of Sanofi focused on ophthalmic diseases.

On July 22, 2009, we amended and restated the research and license agreement with Fovea. Under the amended and restated agreement, we granted Fovea an exclusive worldwide license to certain drug combinations to treat allergic and inflammatory diseases of the front of the eye. Fovea has advanced one such combination, Prednisporin™ (FOV1101), through Phase 2b clinical development for allergic conjunctivitis.

We have received payments totaling $1.5 million related to Prednisporin (FOV1101) and are eligible to receive up to an additional $39.0 million from Fovea upon achievement of certain clinical and regulatory milestones for Prednisporin (FOV1101) and each other product candidate subject to the research and license agreement as follows:

•	Up to $3.0 million in clinical development milestones.

•	Up to $21.0 million in regulatory milestones.

•	A $15.0 million milestone for the FDA approval of a product candidate to treat keratoconjunctivitis sicca, commonly known as dry eye syndrome.

Sanofi, Fovea’s parent company, has publicly announced its intention not to develop Prednisporin/FOV1101 itself and is planning to sublicense its rights to a third party. As of February 28, 2014, Sanofi has not sublicensed Prednisporin/FOV1101 to a third party.

Prednisporin (FOV1101), is not currently being developed and is not planned to be developed, to treat dry eye syndrome, nor are there any other product candidates subject to the Fovea agreement that are currently being developed for dry eye syndrome. As a result, we believe that there is a remote likelihood that this milestone will be achieved. We did not recognize any milestone payments under this arrangement in the years ended December 31, 2013 and 2012.

The agreement has no definite term; however, Fovea’s royalty payment obligations terminate on the later of 15 years from the date of the first commercial sale of an exclusively licensed combination and the expiration of all patents covering a royalty bearing product under the license agreement, each on a country-by-country basis. The agreement may be terminated by either party upon an unremedied material breach. In addition, if Fovea fails to develop a product candidate it selects pursuant to specified diligence milestones, after discussions between the parties, the agreement may be terminated by us. We may terminate the agreement if Fovea fails to make required undisputed payments and either party may terminate the agreement upon the insolvency of the other party.

Previous Collaborations

Exalgo—Mallinckrodt Inc., a subsidiary of Covidien plc

In June 2009, prior to our merger with Neuromed, Neuromed entered into an asset purchase agreement with Mallinckrodt Inc., or Mallinckrodt, then a subsidiary of Covidien plc, or Covidien, to sell all of the tangible and intangible assets associated with Exalgo, including the rights to develop and commercialize the product candidate in the United States. Exalgo® is an extended release formulation of hydromorphone, an opioid analgesic that has been used in an immediate release formulation to treat pain for many years and is intended for use in the management of moderate to severe pain in opioid tolerant patients requiring continuous, around-the-clock opioid analgesia for an extended period of time. Under the asset purchase agreement, Mallinckrodt was responsible for all commercialization activities for Exalgo in the United States, including marketing and sales, and for all post-approval regulatory activities. We acquired the rights and assumed the obligations under the asset purchase agreement as a result of our merger with Neuromed in December 2009.

Neuromed acquired the United States rights to Exalgo in 2007 and successfully advanced it through Phase 3 clinical development, the submission of a new drug application in May 2009 and the approval by the United States Food and Drug Administration, or FDA, of the 8, 12 and 16 mg dosage strengths of Exalgo on March 1, 2010. As part of the agreement with Mallinckrodt, Neuromed received upfront and initial milestone payments of $15.0 million, and we received a $40.0 million milestone payment following FDA approval of Exalgo in 2010. Exalgo was commercially launched in the United States by Mallinckrodt on April 26, 2010, and the 32 mg dosage strength of Exalgo was approved by the FDA in August 2012 and launched by Mallinckrodt in September 2012. We received tiered royalties on Mallinckrodt’s net sales of Exalgo on a quarterly basis. Mallinckrodt was to continue to pay these royalties on net sales for as long as it is selling Exalgo, although the royalty rate was to be reduced by 50% upon the earlier to occur of the first sale of a generic version of Exalgo or June 11, 2024. Following the settlement of patent litigation between Mallinckrodt and Watson Pharmaceuticals, Inc., now Actavis plc, or Actavis, Actavis was permitted by Mallinckrodt to introduce a generic version of Exalgo at approved dosage strengths on November 15, 2013, subject to FDA approval. In February 2013, Mallinckrodt and Actavis entered into a separate settlement agreement that would permit Actavis to introduce a generic version of the 32mg dosage strength of Exalgo starting on May 15, 2014, subject to FDA approval of the Actavis generic. As of February 28, 2014, Actavis has not introduced a generic version of Exalgo at any of the approved dosage strengths. We recognized $16.0 million in royalty revenue from Exalgo through December 31, 2013.

In connection with the asset purchase agreement we also entered into a development and transition services agreement, pursuant to which we have performed certain clinical development and regulatory activities primarily relating to the FDA approval of Exalgo and certain post-approval activities. These activities were at Mallinckrodt’s cost and expense, capped at $16.0 million. Through the year ended December 31, 2012, we received $8.8 million in funding and expense reimbursement under this agreement, and the tasks required to be completed by us under the agreement are complete.

On July 1, 2013, Mallinckrodt plc, the successor to Mallinckrodt, Inc., was spun off from Covidien as an independent company. This transaction did not impact sales of Exalgo by Mallinckrodt.

On January 31, 2014, Zalicus Canada and Mallinckrodt Medical Imaging – Ireland, an affiliate of Mallinckrodt, entered into a royalty purchase agreement, relating to the asset purchase agreement. Under the terms of the royalty purchase agreement, in exchange for the payment of $7.2 million from Mallinckrodt to Zalicus on January 31, 2014, we terminated any further rights we had to the payment of royalties on net sales of Exalgo by Mallinckrodt.

USAMRIID

In December 2008, we entered into a cooperative research and development agreement with the United States Army Medical Research Institute for Infectious Diseases, or USAMRIID, focused on discovering combinations of agents to prevent or treat Ebola, Marburg and Lassa virus infections. Under the agreement, which expired in September 2011, we and USAMRIID undertook a joint research project, and we were eligible to receive up to approximately $1.4 million in funding. In May 2010, Zalicus entered into a cooperative research and development agreement with USAMRIID focused on discovering combinations of agents to prevent or treat Alphavirus infections, which are mosquito-borne viruses whose infection can cause severe and fatal encephalitis in humans. Under this agreement, which expired in April 2013, we and USAMRIID undertook a joint research project, under which we were eligible to receive up to approximately $1.1 million in funding. In September 2012, we entered into a cooperative research and development agreement with USAMRIID focused on discovering chemotherapeutic interventions to prevent and/or treat encephalitic and viral hemorrhagic fever virus infections. This agreement had an initial one-year term that was extended by USAMRIID for an additional one-year period. Zalicus and USAMRIID have mutually agreed to terminate activities under the cooperative research and development agreement as of February 28, 2014. Through December 31, 2013, we have received approximately $2.9 million in funding from these three agreements with USAMRIID.

Patents and Other Proprietary Rights

Our success depends, in part, on our ability and the ability of our collaborators to obtain and maintain intellectual property protection for drug candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing on our proprietary rights.

Our policy is to seek to protect our proprietary chemical compounds, compositions, formulations and methods of using them by, among other methods, filing United States and foreign patent applications directed to our product candidates and discovery programs. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

As of March 1, 2014, our worldwide patent estate for our product candidate Z944, our Nav1.7 channel program and our licensed programs for Prednisporin/FOV1101 and with USAMRIID includes 10 issued patents and 44 pending patent applications. Of the issued patents, 6 are issued in the United States. Of the pending patent applications, 8 are United States non-provisional or provisional applications.

To maximize the protection and potential value of our intellectual property relating to ion channels, we are building a portfolio which currently includes 9 patent families, including 2 issued patents and 21 pending patent applications worldwide, which cover a variety of new chemical entities and their methods of use as well as formulations of these molecules. Issued and pending patents in the ion channel space, including our most advanced ion channel product Z944, contain claims which cover a broad genre of compounds using several chemical scaffolds, as well as claims to specific compounds, the use of such compounds in certain ion channel related disorders such as pain and compositions and methods of use of formulations, preferred routes of administration, dosages and other properties.

One issued United States patent, which expires in 2029, covers the pharmaceutical composition and certain methods of use of our T-type calcium channel modulator product candidate Z944. One issued United States patent, which expires in 2029, covers the methods of using Z944 to treat pain. We also have one pending United States patent application relating to other T-type calcium channel modulators, which if issued as a patent, would be expected to expire between in 2029 and 2030. This application includes claims covering compositions and methods of our other T-type calcium channel modulator product candidates.

Three pending United States and three pending PCT patent applications relate to our Nav1.7 sodium channel modulators which, if issued as patents, would be expected to expire between 2030 and 2034. These applications include claims covering the pharmaceutical composition and methods of use for our Nav1.7 sodium channel modulator product candidates.

One issued United States patent, which expires in June 2029, and is licensed to Fovea, covers the pharmaceutical composition and methods of use of Prednisporin in certain ophthalmic diseases. For combination product candidates such as Prednisporin, it is our current practice to seek the issuance of extensive claims in our patent applications directed to the following:

•	pharmaceutical compositions comprising the active pharmaceutical ingredients in the combination;

•	pharmaceutical compositions comprising structural, functional, or mechanistic analogs of the active pharmaceutical ingredients in the combination;

•	methods of treating diseases by administering the active pharmaceutical ingredients in the combination or their analogs;

•	pharmaceutical compositions or kits or packages, including the active pharmaceutical ingredients in the combination or their analogs and instructions for the treatment of diseases; and

•	compositions and methods of use for formulations, preferred routes of administration, dosages and other properties for our more advanced product candidates.

In addition to seeking patent protection in the United States, we generally file patent applications in major European countries, Canada, Japan, China and additional countries on a selective basis in order to further protect the inventions that we or our collaboration partners consider important to the development and commercialization of our product candidates. As we develop novel formulations of our product candidates and learn more about the most promising doses, pharmacokinetic and pharmacodynamic parameters for our drug candidates, we intend to file additional patent applications to augment the core composition of matter and method of use patents we have been issued or are currently seeking.

In all of our activities, we rely on proprietary materials and information, trade secrets, and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees, and customers. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees, and consultants. Our employees and consultants are also asked to sign agreements requiring that they assign to us present and future interests in patents and other intellectual property arising from their work for us. We also require all employees to sign an agreement not to engage in any conflicting employment or activity during their employment with us, and not to disclose or misuse our confidential information.

In certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest effective filing date. Our patent estate, based on patents existing now and patents we expect will be issued based on pending applications, will expire on dates ranging from 2018 to 2034.

The actual protection afforded our product candidates by a patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Government Regulation

The FDA and comparable regulatory authorities in other countries impose substantial requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state, provincial and local entities regulate research and development activities and the testing, manufacturing, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, and export and import of pharmaceutical products such as those that we are developing.

United States Food and Drug Administration Approval Process

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and the agency’s implementing regulations. If we fail to comply with the applicable United States requirements at any time during the product development process, clinical testing, and the approval process or after approval, we, our product candidates or, once approved, our products may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of extensive pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in accordance with the FDA’s good laboratory practice regulations;

•	submission to the FDA’s Center for Drug Evaluation and Research, or CDER, of an IND, which must become effective before human clinical trials may begin. The IND contains the plan for the clinical trial. CDER specialists carefully review the IND to determine whether there are any flaws in the initial studies and whether the overall development plan is feasible and reasonably designed to minimize health risks to the participants;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a new drug application, or NDA;

•	the FDA may require compliance with risk evaluation and mitigation strategies, or REMS;

•	the FDA may request feedback by an advisory committee on the application and ask for their advice regarding approval, risk/benefit, risk management, and/or specific labeling claims. FDA is not obligated to follow recommendations of an Advisory Committee, but may consider such advice prior to completion of its own internal decision making;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate is produced to assess compliance with current good manufacturing practice regulations; and

•	FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

Pre-clinical Tests

Pre-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate efficacy and toxicity. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND to allow the product candidate to be studied in a clinical trial in human subjects. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, such as subjecting human research subjects to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin. Submission of an IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly (by not objecting), before each clinical trial can begin. Outside the United States, preclinical data to support the conduct of a clinical trial is submitted to regulatory authorities in each country, often as part of a clinical trial application, or CTA.

Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified medical investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Outside the United States, protocols are submitted to regulatory authorities in each country, often as part of a CTA. An independent Institutional Review Board, or IRB, for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the trial until it is completed. The FDA or other local regulatory authority, the IRB or the sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice requirements and the requirements for informed consent.

During the conduct of a clinical trial, a company is required to monitor the investigators’ compliance with the clinical study protocol and other FDA or local regulatory requirements, including the requirements to submit reports to the sponsor, the IRB, and the FDA or other regulatory authority, and to keep detailed records regarding study findings and use and disposition of the study drug. Although monitoring can help reduce the risk of inadequate compliance by study investigators, it cannot eliminate this risk entirely. Inadvertent regulatory noncompliance by the investigator, or intentional investigator misconduct, can jeopardize the usefulness of study results and, in rare circumstances, require a company to repeat a study. A company must report to the FDA or other local regulatory authority any adverse event that is both unexpected and serious and for which there is a reasonable possibility that the event may have been caused by the investigational drug. In addition, a company must within seven days report to the FDA or other local regulatory authority any unexpected fatal or life-threatening event that may have been caused by the drug. The FDA or other local regulatory authority may stop a clinical trial by placing a “clinical hold” on such trials because of concerns about the safety of the product candidate being tested. Such holds can cause substantial delay and in some cases may require abandonment of a product candidate.

For the purposes of an NDA submission and approval, clinical trials are typically conducted in the following four sequential phases, which may overlap:

Phase 1	Trials are initially conducted with relatively few subjects to test the drug candidate for safety, dosage tolerance, absorption, bioavailability, metabolism, distribution and excretion in healthy humans, or, on occasion, in patients with the disease or condition under trial to gain an early indication of its effectiveness or tolerance in a patient population.

Phase 2

Trials are generally conducted with a relatively small number of subjects to:

•   evaluate dosage tolerance and appropriate dosage;

•   identify possible adverse effects and safety risks; and

•   evaluate the efficacy of the drug for specific indications in patients with the disease or condition under trial.

Phase 3	Trials, commonly referred to as “pivotal” or “registration” trials, are typically conducted when phase 2 clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken with large numbers of patients (several hundred to several thousand) to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

Phase 4	Post-approval trials, to further assess the drug’s safety and effectiveness, are sometimes required by the FDA as a condition of approval.

When two or more drugs are combined in a single dosage form, as Prednisporin is, the data submitted to the FDA must ordinarily show that each component makes a contribution to the claimed effects and that the dosage of each component (amount, frequency, duration) is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy as defined in the labeling for the drug. This FDA policy may necessitate more elaborate and expensive clinical trials for combination candidates than would be required for a single-agent pharmaceutical because the trials may need to be designed to study the combined agent, each drug as a single agent and a placebo.

When FDA approval is sought for a new drug, the sponsor must demonstrate that the drug is safe and effective for the proposed use. The FDA’s specific requirements for safety data will be determined on a case-by-case basis for each product candidate.

Special Protocol Assessment Process

In the United States, certain protocols for clinical trials can be submitted to the FDA for special protocol assessment, or SPA. Under a SPA, the applicant and the FDA reach an agreement on the design and size of the clinical trial. This agreement can be in writing and cannot be changed after the clinical trial begins except with written agreement of the applicant and the FDA or if the director of the FDA reviewing division determines that “a substantial scientific issue essential to determining the safety or effectiveness of the drug” was identified after testing began.

New Drug Applications

The results of the pre-clinical testing and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

Submission of a NDA does not assure FDA approval for marketing. After the application is submitted, the FDA initially determines whether all pertinent data and information have been submitted before accepting the application for filing. After the application is accepted for filing, the FDA begins its substantive review. The FDA typically will request a review of the data in the NDA and recommendation regarding approval by an advisory committee consisting of outside experts. The FDA may accept or reject the advisory committee’s recommendations, or accept them with modifications. The application review process generally takes a year or longer to complete, although reviews of drugs that meet a medical need for serious or life-threatening diseases may be accelerated or prioritized for a six-month review. The FDA may deny approval of an application. Any such denial may require extensive additional testing, which could take years to complete, in order to make the application approvable, or the denial may be based on considerations that cannot be favorably resolved through additional testing. In some circumstances, the FDA may approve an application even though some unanswered questions remain about the product, if the applicant agrees to conduct post-marketing studies. The FDA may impose other conditions of approval as well. Expedited or accelerated approvals may require additional larger confirmatory clinical studies to be conducted following approval.

Product approval may be withdrawn if compliance with regulatory requirements is not maintained or if post-marketing adverse events associated with the product are reported that cannot be addressed satisfactorily through changes to the product’s labeling or warnings to healthcare professionals. The FDA requires reporting of certain safety and other information that becomes known to a manufacturer of an approved product. A company may become aware of such information from reports of adverse events suspected to be related to the product, voluntarily provided to the company and/or to the FDA by physicians and other healthcare professionals, or from published scientific data. In some circumstances, the FDA may require the company to make changes to its approved product labeling or to issue safety warnings to healthcare professionals or the public, which may have a negative impact on product sales. In addition, the Amendments Act of 2007 provides the FDA with expanded authority over drug products after approval, including the authority to require post-approval studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluation and mitigation strategies, or REMS, approved by the FDA. The FDA’s exercise of this authority could result in delays or increased costs during the period of product candidate development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products, which could lead to lower product revenues to us or our collaborators. Manufacturing and sales may also be disrupted or delayed in the event of failure to comply with all required current good manufacturing practice, or cGMP, as determined by FDA investigators in periodic inspections of manufacturing facilities. Upon approval, a drug may only be marketed for the approved indications, in the approved dosage forms, and at the approved dosage. The nature of marketing claims that we will be permitted to make in the labeling and advertising of our products will be limited to those specified in an FDA approval.

Other United States Regulatory Requirements

Any end products manufactured or distributed by us or our collaborators and licensors pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping and reporting requirements. Adverse event experience with the product must be reported to the FDA in a timely fashion and the FDA may mandate a pro-active search for these adverse effects. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon them and their third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action.

In addition to regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other present and potential future federal, state, provincial and local statutes and regulations. Our research and development involves the controlled use of hazardous materials, chemicals, and various radioactive compounds. Although we believe that our safety procedures for storing, handling, using, and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of accidental contaminations or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could materially affect our ongoing business.

International Regulation

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing, and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union, centralized procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality, and efficacy has been presented, a marketing authorization will be granted. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Third Party Reimbursement and Pricing Controls

Sales of pharmaceutical products depend in significant part on the availability of coverage and adequate reimbursement from government and other third-party payers, including the United States Medicare and Medicaid programs. Third-party payers are increasingly challenging the pricing of pharmaceutical products and may not consider our product candidates or those of its collaborators cost-effective or may not provide coverage of, and adequate reimbursement for, any future product candidates, in whole or in part.

Competition

The development and commercialization of pharmaceutical products is highly competitive. We compete against a wide range of pharmaceutical, biotechnology and life science companies that have greater resources than us, including existing research and development programs in the markets we plan to target. We must compete with these companies both in regard to the discovery technology we use to identify potential product candidates and in regard to the development and commercialization of our product candidates themselves.

Product candidates for pain, if approved, will compete with existing proprietary and generic opioid and non-opioid analgesics as well as new molecules, formulations and technologies that may be developed or commercialized in the future for the treatment of pain. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic, safety or cost advantages over our product candidates or may cure their targeted diseases or their underlying causes completely. As a result, our product candidates, even if they are approved, may become non-competitive or obsolete.

In regard to our product candidates, we file patent applications on the composition and use of the molecules we discover. If we obtain the patent protection we are seeking for our product candidates, we believe that this will give us the exclusive rights to market products covered by our patents. We intend to seek regulatory approval for our product candidates as new drugs, and the expense and time involved in seeking regulatory approval for a new drug may deter potential competitors.

The target markets for our product candidates and those of our collaborators, are all very competitive, with existing approved products holding substantial market share and other product candidates being developed by other pharmaceutical or biotechnology companies.

Principal competitive factors impacting drug development and commercialization include:

•	improved patient outcomes;

•	demonstrable safety of product candidates;

•	acceptance of products by physicians and other healthcare providers;

•	research and drug development capabilities;

•	government and third-party reimbursements of approved therapies;

•	intellectual property positions;

•	sales and marketing capabilities; and

•	availability of capital resources to fund research, development and commercialization activities.

In regard to our ion channel discovery efforts, we have protected our trade secrets around our assays and experimental techniques in order to give us a competitive advantage in discovering compounds that modulate ion channels. Many large and small companies have sought to discover and develop ion channel modulators for the treatment of pain and other diseases, and may be more successful in discovering ion channel modulators using similar or different techniques.

In regard to our cHTS discovery technology and Chalice software, we protect our trade secrets in order to give us the exclusive right to use our technologies. Many companies have already developed and employ high throughput screening technologies. Should these companies seek to apply these technologies to the discovery of combination drugs, our drug discovery technology may be rendered obsolete or noncompetitive.

Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in clinical testing, obtaining FDA and other regulatory approvals and in the manufacture and commercialization of products.

Manufacturing

We have no manufacturing capabilities. We rely and plan to continue to rely on third parties to manufacture our compounds, formulations and product candidates for research, development, preclinical and clinical trials. We believe that there are several manufacturing sources available to us on commercially reasonable terms to meet our preclinical and clinical requirements.

We plan to rely on third parties to manufacture commercial quantities of products we successfully develop, if any. Among the conditions for FDA or other regulatory approval of a pharmaceutical product is the requirement that the manufacturer’s quality control and manufacturing procedures conform to cGMP, which must be followed at all times. The FDA typically inspects manufacturing facilities every two years, and other regulators inspect manufacturing facilities as well. In complying with cGMP regulations, pharmaceutical manufacturers must expend resources and time to ensure compliance with product specifications as well as production, record keeping, quality control, reporting, and other requirements. We plan to seek suitable third-party manufacturing arrangements for the commercial production of a product candidate.

Employees

As of March 1, 2014, we employed 27 persons. A total of 4 of our employees hold Ph.D. or M.D. degrees. Approximately 20 employees are engaged in research and development, and 7 employees are engaged in finance, human resources, legal, and other administrative functions. Our workforce is non-unionized, and we believe that our relations with employees are good.

Segment and Geographic Information

For additional segment and geographic information, please See “Management’s Discussion and Analysis” under the heading “Overview” and Note 12, “Segment and Geographic Information”, to our consolidated financial statements for information about our operating segments and financial information about geographic areas.

Corporate and Available Information

We were incorporated in Delaware in 2000. Our principal executive offices are located at 245 First Street, Third Floor, Cambridge, Massachusetts 02142. We have one subsidiary: Zalicus Pharmaceuticals Ltd. Our Internet website is www.zalicus.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. We have made these reports available through our website at the same time that they become available on the Securities and Exchange Commission’s website. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our code of conduct and ethics, corporate governance guidelines, and the charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are all available on the corporate governance section of our website at www.zalicus.com/investors. Stockholders may request a free copy of any of these documents by writing to Zalicus Inc., 245 First Street, Third Floor, Cambridge, Massachusetts 02142, Attn: chief financial officer.

“Zalicus”, “cHTS”, “Chalice” and “Synavive” are trademarks of Zalicus or its subsidiaries. Other trademarks, service marks and trade names referred to in this joint proxy statement/prospectus are the property of their respective owners.

ZALICUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Zalicus’ financial condition and results of operations in conjunction with Zalicus’ financial statements and related notes incorporated by reference from Zalicus’ Form 10-K, as amended by Zalicus’ Form 10-K/A. The following discussion contains forward-looking statements that involve risks and uncertainties. Zalicus’ actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this joint proxy statement/prospectus or in Zalicus’ annual report on form 10-K, particularly under the heading “Risk Factors.”

Overview

We are a biopharmaceutical company that discovers and develops novel treatments for patients suffering from pain. We have a portfolio of proprietary product candidates targeting pain and have entered into multiple revenue-generating collaborations with large pharmaceutical companies relating to other products, product candidates and drug discovery technologies. We also apply our expertise in the discovery and development of selective ion channel modulators and our combination high throughput screening technology, or cHTS to discover new product candidates for our portfolio or for our collaborators in the areas of pain and oncology.

Our most advanced product candidate is Z944, a novel, oral, state-dependent, selective T-type calcium channel modulator we are seeking to develop for the treatment of pain indications. T-type calcium channels have been recognized as key targets for therapeutic intervention in a broad range of cell functions and have been implicated in pain signaling. During 2013, we completed a Phase 1b clinical trial utilizing Laser-Evoked-Potentials, or LEP, to provide both objective and subjective assessments of the activity of Z944 in induced pain states. On November 1, 2013, we announced positive results from this Phase 1b clinical trial. Based on these results, Zalicus is currently planning to evaluate multiple modified-release formulations of Z944 in a Phase 1 pharmacokinetic and safety study in the first half of 2014, with the goal of advancing a modified-release formulation of Z944 toward Phase 2 clinical development in an appropriate pain indication by late 2014.

We have also been performing discovery research and preclinical development activities on our proprietary selective ion channel modulators targeting the Nav1.7 sodium channel for the treatment of pain. This discovery research and preclinical development has been conducted as part of a research collaboration with Hydra Biosciences, Inc., or Hydra, a recognized leader in novel ion channel discovery and development. This collaboration expired in February 2014 in accordance with its terms.

Until November 2013, we had also been advancing the development of Z160, a novel, oral N-type calcium channel modulator we were seeking to develop for the treatment of chronic pain. In December 2012 and August 2012, we initiated Phase 2 clinical trials of Z160 for the treatment of neuropathic pain, including, post-herpetic neuralgia, or PHN, a painful neuropathic condition resulting from an outbreak of the herpes zoster virus, otherwise known as shingles, and lumbosacral radiculopathy, or LSR, a common neuropathic back pain condition resulting from the compression or irritation of the nerves exiting the lumbar region of the spine, respectively. Patient enrollment completed for both studies in September 2013. Results from both Phase 2 trials of Z160 were released on November 11, 2013 and Z160 did not meet the primary endpoint in either of these Phase 2 trials. Based on the results, we have terminated further development of Z160.

Until September 2012, we had also been advancing the development of Synavive, a product candidate to treat immuno-inflammatory disorders. In June 2011, we initiated a Phase 2b clinical trial evaluating Synavive in patients with rheumatoid arthritis, which we refer to as the SYNERGY trial. Results from the SYNERGY trial were announced in September 2012, and while Synavive achieved a statistically significant improvement in signs and symptoms of rheumatoid arthritis, as measured by DAS28-CRP, compared to placebo, the primary end point of the trial, Synavive did not demonstrate a meaningful clinical benefit measured by DAS28-CRP, compared to 2.7 mg of prednisolone or 5 mg of prednisone, key secondary endpoints of the SYNERGY trial. Based on the data from the SYNERGY trial, we have terminated further development of Synavive.

We have also been performing discovery research and preclinical development activities on our proprietary selective ion channel modulators targeting the Nav1.7 sodium channel as well as sodium or T-type calcium channels. This discovery research and preclinical development has been conducted as part of a research collaboration with Hydra a recognized leader in novel ion channel discovery and development, which expired in February 2014.

We have also been using our cHTS platform to perform our obligations with our collaboration partners, including Novartis Institutes of Biomedical Research, Inc., or Novartis, and other pharmaceutical companies who have adopted cHTS as an important addition to their oncology discovery efforts.

On December 21, 2009, we completed a merger, which we refer to as the Neuromed Merger, with Neuromed Pharmaceuticals Inc., or Neuromed, pursuant to which Neuromed Pharmaceuticals Ltd. became a wholly-owned subsidiary of Zalicus. On September 8, 2010, we changed our name from CombinatoRx, Incorporated to Zalicus Inc. We also changed the name of our subsidiaries, including Neuromed Pharmaceuticals Ltd., which is now named Zalicus Pharmaceuticals Ltd., and which we refer to herein as Zalicus Canada.

The United States commercial rights to Exalgo were acquired by Mallinckrodt from Neuromed in June 2009 pursuant to an asset purchase agreement. Exalgo is an extended release formulation of hydromorphone, an opioid analgesic that has been used in an immediate release formulation to treat pain for many years, and is intended for use in the management of moderate to severe pain in opioid tolerant patients requiring continuous, around-the-clock opioid analgesia for an extended period of time. Under the asset purchase agreement, Mallinckrodt is responsible for all commercialization activities for Exalgo in the United States, including marketing and sales, and for all post-approval regulatory activities. We received a $40.0 million milestone payment following FDA approval of Exalgo in March of 2010, and received tiered royalties on net sales of Exalgo by Mallinckrodt following its commercial launch in April 2010. We recognized $16.0 million in revenue related to these royalties through December 31, 2013. Following the settlement of the Exalgo litigation between Mallinckrodt and Watson Pharmaceuticals, Inc., now Actavis Inc., or Actavis, that became effective in January 2012, Actavis was able to introduce a generic version of the 8, 12 and 16 mg dosage strengths of Exalgo starting on November 15, 2013, subject to FDA approval. In August 2012, the FDA approved the 32 mg dosage strength of Exalgo, which is not subject to Mallinckrodt’s settlement with Actavis and on which our royalties for net sales of Exalgo at such dosage will not be reduced as a result of Mallinckrodt’s settlement with Actavis. In February 2013, Mallinckrodt and Actavis entered into a separate settlement agreement that would allow Actavis to introduce a generic version of the 32mg dosage strength of Exalgo starting on May 15, 2014, subject to FDA approval.

On January 31, 2014, we and Mallinckrodt Medical Imaging—Ireland entered into the Royalty Purchase Agreement relating to the asset purchase agreement. Under the terms of the Royalty Purchase Agreement, in exchange for the payment of $7.2 million from Mallinckrodt to Zalicus on January 31, 2014, we terminated any further rights we had to the payment of royalties on net sales of Exalgo by Mallinckrodt. As a result, we recorded an impairment charge of $1.7 million related to the Exalgo intangible asset in the year ended December 31, 2013.

As of December 31, 2013, we had an accumulated deficit of $379.6 million. We had a net loss of $38.6 million and $44.3 million for the years ended December 31, 2013 and 2012, respectively.

Our management currently uses consolidated financial information in determining how to allocate resources and assess performance. We have determined that we conduct operations in one business segment. For each of the years ended December 31, 2013, 2012 and 2011, all of our revenues were from customers located in the United States. As of December 31, 2013, all of our long-lived assets were located in the United States.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, intangible assets, stock-based compensation, accrued expenses and income taxes. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as “critical” because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. It is important that the discussion of our operating results that follows be read in conjunction with the critical accounting policies discussed below.

Revenue Recognition

Collaboration Revenue

We apply the authoritative guidance for revenue recognition related to multiple-element revenue arrangements, under which each deliverable within a multiple-element revenue arrangement is accounted for as a separate unit of accounting if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell the item separately or if the item is sold by another vendor or could be resold by the customer. Deliverables not meeting the criteria for being a separate unit of accounting are accounted for on a combined basis.

In the event we enter into a contract in which the deliverables are required to be separated, we will allocate arrangement consideration to each deliverable in an arrangement based on its relative selling price. We determine selling price using vendor-specific objective evidence (“VSOE”), if it exists; otherwise, we use third-party evidence (“TPE”). If neither VSOE nor TPE of selling price exists for a deliverable, we use estimated selling price (“ESP”) to allocate the arrangement consideration. We apply appropriate revenue recognition guidance to each unit of accounting.

Contingent consideration from research and development activities that is earned upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. At the inception of each arrangement that includes milestone payments, we evaluate whether each milestone is substantive. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

We have concluded that all of the clinical development milestones pursuant to our research and development arrangements are substantive. Clinical development milestones are typically payable when a product candidate advances into a defined phase of clinical research or completes such phase. For example, a milestone may be due upon the initiation of a Phase 3 clinical trial for a particular product candidate, the last phase of clinical development, which if the product candidate is proven to be safe and effective, may lead to its marketing approval by the FDA or other global regulatory authorities.

We have also concluded that all of the regulatory milestones pursuant to our research and development arrangements are substantive. Regulatory milestones are typically payable when a product candidate is ultimately approved for marketing by the FDA or other global regulatory authorities after it is deemed to be safe and efficacious to treat a defined disease or condition. For example, a milestone may be due upon our receipt of marketing approval in the United States. Revenues from clinical development and regulatory milestones, if they are nonrefundable and deemed substantive, are recognized upon successful accomplishment of the milestones. Milestones that are not considered substantive are accounted for as license payments and are evaluated as such in accordance with our accounting policy for multiple element arrangements.

We have entered into collaborative research and development agreements and service agreements with other pharmaceutical and biotechnology companies, government agencies and charitable foundations. These agreements are generally in the form of research and development and license agreements. The agreements are primarily for early-stage compounds and are generally focused on specific disease areas. The agreements provide for nonrefundable up-front payments, milestone payments upon achieving significant milestone events and in some cases ongoing research funding. The agreements also contemplate royalty payments on sales if and when the product receives marketing approval by the FDA or other regulatory agencies.

Our collaboration agreements typically include one or more of the following deliverables: research and development services, screening services, licenses to our high throughput screening analysis software and licenses to specific pharmaceutical compounds. The arrangements do not contain any substantive performance conditions or refund rights. We evaluate our arrangements with software license components in order to determine whether the arrangement should be accounted for under revenue recognition guidance for software or if other applicable revenue guidance should be applied. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured. Consideration allocated to licenses that do not have standalone value or amounts allocated to units of accounting that will be delivered or provided over a period of time, where we have a continuing obligation to perform services, are deferred and recognized over the performance period. Revenues for research and development and screening services are recognized as services are performed. Royalty revenue is recognized based upon net sales of licensed products as provided by the relevant license and is recognized in the period the sales occur. The periods over which revenue is recognized are subject to estimates by management and may change over the course of a collaborative agreement. Such changes would impact the amount of revenue we recognize in each financial reporting period.

Government Contracts and Grants

Revenue under government grants or cost reimbursement contracts is recognized as we perform the underlying research and development activities.

Intangible Assets

We had a significant intangible asset in our rights to Exalgo milestones and royalties as a result of the acquisition of Neuromed. Our intangible asset had a finite life and was amortized based upon the pattern in which we expected to utilize the economic benefits. Determining the estimated life of a finite-lived intangible asset requires us to make significant judgments and estimates, and changes in those estimates could materially impact our results of operations.

The value of the intangible asset was initially determined by a risk-adjusted, discounted cash flow approach. We assessed the potential impairment of the intangible asset whenever events or changes in circumstances indicated that the carrying value may not be recoverable. In connection with this assessment, we considered the cash flow forecast for projected royalties and any other factors that could impact the amount of cash flows we might receive in future periods. During the third quarter of 2013, events and circumstances indicated that our intangible asset might be impaired. However, our estimate of the fair value of the asset as of September 30, 2013 exceeded its carrying value and therefore no impairment was recognized. As of December 31, 2013, we determined that the carrying value of our intangible asset exceeded its estimated fair value. We determined the estimated fair value of our Exalgo intangible asset at December 31, 2013 based on the proceeds from the execution of a royalty purchase agreement, pursuant to which, in exchange for the payment of $7.2 million from an affiliate of Mallinckrodt to Zalicus, we terminated any further rights we had to the payment of royalties on net sales of Exalgo by Mallinckrodt. As a result, in the year ended December 31, 2013, we recorded an impairment charge of $1.7 million in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We measure the compensation cost of stock-based compensation at the grant date, based on the fair value of the award, including estimated forfeitures, and we recognize that cost as an expense ratably over the associated employee service period, which generally is the vesting period of the equity award. For our awards with performance conditions, we make estimates regarding the likelihood of satisfaction of the performance condition that affect the period over which the expense is recognized.

We calculate the grant date fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires us to make certain assumptions and estimates concerning our stock price volatility, the rate of return of risk-free investments, the expected term of the awards, and our anticipated dividends. We have determined that we have sufficient trading history as a public company to estimate stock price volatility and began to use our own historical volatility to develop such estimate. We utilize the expected terms from an analysis of peer group companies to support the expected term used in the Black-Scholes model, as we do not believe we have sufficient historical data to support this assumption.

In determining the amount of expense to be recorded, we also are required to exercise judgment to estimate forfeiture rates for awards, based on the probability that employees will complete the required service period. If actual forfeitures differ significantly from our estimates, if any of our estimates or assumptions prove incorrect, or if the likelihood of achievement of a performance condition changes, our results could be materially affected.

We recognized stock compensation expense of $2.0 million, $1.8 million and $2.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, there was approximately $2.0 million of total stock-based compensation expense not yet recognized relating to non-vested awards granted under our equity incentive plans. This expense is net of estimated forfeitures and is expected to be recognized over a weighted-average period of approximately 1.8 years. The amount of stock-based compensation expense to be recorded in any future period cannot be accurately predicted due to the uncertainty of future grant levels and actual forfeitures to be recorded. Additionally, changes to the assumptions used in the Black-Scholes model could cause a material change in the amount of stock-based compensation expense to be recorded in future reporting periods.

Accrued Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate certain accrued expenses. This process involves identifying services that third parties have performed on our behalf and estimating the amount of service performed and the associated cost incurred for these services as of the balance sheet date in our consolidated financial statements. Examples of estimated accrued expenses for our business are professional service fees, such as attorneys and accountants, contract service fees, such as amounts due to clinical research organizations who are supporting clinical trials for our product candidates preclinical and toxicology research services providers and formulation development providers. In connection with these service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual level of services incurred by the service providers. In the event that we do not identify certain costs that have been incurred or we under- or over-estimate the level of services or the costs of such services, our reported expenses for a reporting period could be understated or overstated.

Income Taxes

In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. Significant management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this determination, under the applicable financial accounting standards, we are allowed to consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and the effects of tax planning strategies. Our estimates of future taxable income include, among other items, our estimates of future income tax deductions related to the exercise of stock options. In the event that actual results differ from our estimates, we adjust our estimates in future periods and we may need to establish a valuation allowance, which could materially impact our financial position and results of operations.

We account for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. We evaluate uncertain tax positions on a quarterly basis and adjust the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Our liabilities for uncertain tax positions can be relieved only if the contingency becomes legally extinguished through either payment to the taxing authority or the expiration of the statute of limitations, the recognition of the benefits associated with the position meet the “more-likely-than-not” threshold or the liability becomes effectively settled through the examination process. We consider matters to be effectively settled once the taxing authority has completed all of its required or expected examination procedures, including all appeals and administrative reviews; we have no plans to appeal or litigate any aspect of the tax position; and we believe that it is highly unlikely that the taxing authority would examine or re-examine the related tax position.

Results of Operations

Years Ended December 31, 2013 and 2012

Revenue. For the year ended December 31, 2013, we recorded $14.7 million of revenue from Exalgo royalties and cHTS services and other collaborations. Royalty revenue from Mallinckrodt on net sales of Exalgo for the year ended December 31, 2013 was $6.7 million. For the year ended December 31, 2013, we recorded an aggregate of $8.0 million of revenue from cHTS services and other collaborations. For the year ended December 31, 2012, we recorded $12.6 million of revenue from Exalgo royalties and cHTS services and other collaborations, which was comprised of royalty revenue from Mallinckrodt on net sales of Exalgo of $5.2 million and revenue from our cHTS services and other collaborations of $7.4 million. The increase in revenue for the year ended December 31, 2013 was primarily due to a $1.4 million increase in Exalgo royalties and a $0.8 million and $0.9 million increase in the recognition of cHTS revenue from amended and new services collaborations with Novartis and Amgen, respectively, offset by a $1.0 million decrease in recognition of cHTS revenue from other research agreements. In light of the January 2014 royalty purchase agreement entered into with an affiliate of Mallinckrodt, we do not expect any royalty revenue for the year ended December 31, 2014.

Research and Development Expense. Research and development expense for the year ended December 31, 2013 was $34.0 million compared to $41.4 million for the year ended December 31, 2012. The $7.4 million decrease was primarily due to a $11.6 million decrease in expenses related to Synavive, a $2.6 million decrease in expenses related to the clinical development of Z944, a $1.5 million decrease in cHTS collaboration discovery costs, preclinical program and unallocated clinical and preclinical program costs and a $0.9 million decrease in infrastructure and support costs and non-cash stock-based compensation expense, offset by a $8.3 million increase in expenses related to the clinical development of Z160 and a $0.7 million increase in ion channel discovery costs and other clinical programs. The $11.6 million decrease in expenses related to Synavive is due to the termination of development activities related to Synavive in the third quarter of 2012. The $8.3 million increase in expenses related to Z160 is due to the initiation and completion of Phase 2 clinical development during 2013. The $2.6 million decrease in expenses related to Z944 is due to the timing of conducting our Phase 1 clinical trials in 2012. The $0.9 million decrease in infrastructure and support costs and non-cash stock-based compensation expense is primarily related to 2012 severance costs incurred in connection with the termination of personnel in our clinical and commercial development departments. During the fourth quarter of 2013, we terminated all development activities related to Z160. Accordingly, we expect research and development expense to decrease significantly for the year ending December 31, 2014, compared to the year ended December 31, 2013.

The table below summarizes our allocation of research and development expenses to our discontinued clinical program, Z160, our internal clinical program, Z944, our discontinued clinical program, Synavive, our preclinical programs and our drug discovery platforms for the years ended December 31, 2013 and 2012. Our internal project costing methodology does not allocate all of the personnel and other indirect costs from all of our research and development departments to specific clinical and preclinical programs, and such unallocated costs are further summarized in the table below. Other clinical program costs consist primarily of the personnel and other expenses for our clinical operations department, the majority of which supported the development of our clinical product candidates, Z160, Z944 and Synavive. Preclinical program costs consist of the personnel and other expenses allocated to our internally funded preclinical programs. cHTS collaboration discovery costs consist of the personnel and other expenses allocated to all of our cHTS services. Ion channel program discovery costs consist of the personnel and other expenses allocated to our ion channel drug discovery programs, including expenses incurred under our collaboration agreement with Hydra, other than the preclinical development costs associated with preclinical product candidates.

Unallocated clinical and preclinical program costs consist primarily of the personnel and other expenses for our formulations, pharmacology and discovery departments, the majority of which supported the development of our clinical product candidates, including Z160 and Z944, as well as our preclinical product candidates from our ion channel program. Infrastructure and support costs consist of facility costs, depreciation and amortization and costs for research and development support personnel such as our informatics and facilities departments.

Due to the uncertainty in drug development and the stage of development of our pre-clinical and clinical programs, we are unable to predict the nature, specific timing and estimated costs to complete the development of our product candidates or the timing of when material cash inflows may commence.

	Year Ended December 31,
	2013	2012
	(in thousands)
Z160	$19,047	$10,750
Z944	2,018	4,569
Synavive	125	11,686
Other clinical program costs	854	427

Total clinical program costs	22,044	27,432

Preclinical program costs	3	122
cHTS collaboration discovery costs	3,072	4,272
Ion channel discovery costs	3,615	3,299
Unallocated clinical and preclinical program costs	1,438	1,593
Infrastructure and support costs	3,468	4,338
Noncash employee and non-employee stock-based compensation expense	324	367

Total research and development costs	$33,964	$41,423

General and Administrative Expense. General and administrative expense for the year ended December 31, 2013 was $7.5 million compared to $9.0 million for the year ended December 31, 2012. The $1.5 million decrease was primarily due to lower personnel costs during the year ended December 31, 2013. We expect our general and administrative expense for the year ending December 31, 2014 to decrease, compared to the year ended December 31, 2013.

Amortization of Intangible Asset. For the years ended December 31, 2013 and 2012, we recorded $8.7 million and $3.9 million, respectively, of amortization expense related to the Exalgo intangible asset. The increase in amortization expense relates to the manner in which the Exalgo intangible asset is being amortized, which reflected an estimate of the future undiscounted cash flows we expected to receive over the remaining useful life of Exalgo. There will be no amortization expense related to the Exalgo intangible asset for the year ended December 31, 2014 as a result of the January 2014 royalty purchase agreement entered into with an affiliate of Mallinckrodt.

Impairment Charge. Impairment charge of $1.7 million for the year ended December 31, 2013 is the result of our revised estimate of the fair value of our Exalgo intangible asset as of December 31, 2013 based on the January 2014 royalty purchase agreement entered into with an affiliate of Mallinckrodt.

Interest Income. Interest income, for the years ended December 31, 2013 and 2012, was less than $0.1 million and $0.2 million, respectively.

Interest Expense. Interest expense, for the years ended December 31, 2013 and 2012, was $1.5 million and $2.2 million, respectively. The interest expense relates to our term loans with Oxford Finance LLC, or Oxford. We prepaid our outstanding term loans with Oxford in the amount of approximately $8.6 million on January 31, 2014 and as a result expect interest expense for the year ending December 31, 2014 to be significantly less than for the year ended December 31, 2013.

Benefit for Income Taxes. In the years ended December 31, 2013 and 2012, we recognized a tax benefit of $0 million and $0.4 million, respectively. The income tax benefit for the year ended December 31, 2012 was related to the reversal of an unrecognized tax benefit for an uncertain tax position due to the expiration of the relevant statute of limitations.

Liquidity and Capital Resources

Since our inception in March 2000, we have funded our operations principally through private and public offerings of our equity securities and, to a lesser extent, from debt financing, payments from our collaboration partners and proceeds from litigation. As of December 31, 2013, we had cash and cash equivalents of approximately $19.8 million, which includes $1.8 million of restricted cash. Our funds are comprised of cash and cash equivalents and as such, we do not believe there is significant risk in our investment portfolio as of December 31, 2013.

We expect our resources to be sufficient to fund our planned operations into the first half of 2015. However, we may require significant additional funds earlier than we currently expect if our research and development expenses exceed our current expectations or our collaboration funding is less than our current expectations. We may seek additional funding through collaboration agreements and public or private financings of debt or equity capital. However, funding may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs or our operations. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates which we would otherwise pursue on our own.

Operating Activities. Our operating activities used cash of $29.8 million, $38.5 million and $33.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. The $8.7 million decrease in net cash used in operating activities for the year ended December 31, 2013 is primarily attributed to a $7.4 million decrease in research and development expense primarily related to the termination of development activities related to Synavive during 2012 and the timing of conducting our Phase 1 Z944 clinical trials, offset by increased expense related to the initiation and completion of Phase 2 Z160 clinical trials during 2013. We expect our cash used in operating activities for the year ending December 31, 2014 to decrease significantly as a result of lower research and development expense.

The $5.1 million increase in net cash used in operating activities for the year ended December 31, 2012 compared to the year ended December 31, 2011 is primarily attributed to a $6.1 million increase in research and development expense related to the advancement of Synavive, Z160 and Z944 into clinical trials throughout the year ended December 31, 2012.

Investing Activities. Our investing activities provided cash of $29.9 and $15.3 million for the years ended December 31, 2013 and 2012, respectively and used cash of $3.6 million for the year ended December 31, 2011. The cash provided by investing activities for both the years ended December 31, 2013 and 2012 was primarily due to the timing of purchases and maturities of our short-term investments. The cash used in investing activities for the year ended December 31, 2011 was primarily due to net purchases of short-term investments of $3.3 million and purchases of fixed assets of $0.4 million.

Financing Activities. Our financing activities generated cash proceeds of $13.3 million, $24.9 million and $36.9 million during the years ended December 31, 2013, 2012, and 2011, respectively. The cash provided by financing activities for the year ended December 31, 2013 was primarily related to the issuance of 4,876,186 shares of our common stock resulting in net proceeds of $19.8 million, offset by $6.5 million in repayments of our term loans. The cash provided by financing activities for the year ended December 31, 2012 was primarily related to the issuance of 4,524,989 shares of our common stock resulting in net proceeds of $29.1 million, offset by $4.3 million in repayments of our outstanding term loans. The proceeds during the year ended December 31, 2011 were primarily related to $19.2 million of net proceeds from our 2011 equity offering, $17.0 million of net proceeds from Term Loan B and C and $1.1 million of proceeds from the exercise of stock options, offset by $0.4 million in repayment of our term loans.

Oxford Loan and Security Agreement and Exalgo Royalty Sale

On December 22, 2010, we entered into a loan and security agreement with Oxford, pursuant to which Oxford agreed to lend us up to $20.0 million. Upon entering into the loan and security agreement, we borrowed $3.0 million from Oxford under Term Loan A. Under the terms of the loan and security agreement, we were eligible, in our sole discretion, to borrow from Oxford up to an additional $8.5 million, at any time on or before July 15, 2011 under Term Loan B, and up to an additional $8.5 million, at any time on or before January 15, 2012 under Term Loan C, which we refer to collectively with Term Loan A and Term Loan B, the Term Loans. Our wholly-owned subsidiary, Zalicus Pharmaceuticals Ltd., which we refer to as Zalicus Canada, is also a party to the loan and security agreement as a co-borrower. Our obligations under the loan and security agreement are secured by a first priority security interest in substantially all of our assets, including those of Zalicus Canada, other than intellectual property. We borrowed $8.5 million under Term Loan B on June 27, 2011 and borrowed $8.5 million under Term Loan C on December 16, 2011.

We were required to make interest only payments on the Term Loans on a monthly basis for the first six full calendar months subsequent to the funding of the applicable Term Loan. After the interest only period, we were required to make payments of outstanding principal and interest on each Term Loan in 36 equal monthly installments. Each Term Loan becomes due and payable 42 months after the date of the funding of each Term Loan. Interest on each Term Loan accrued at an annual fixed rate equal to 10.26%, 10.25% and 10.51%, for Term Loan A, Term Loan B and Term Loan C, respectively.

Upon the last payment date of the amounts borrowed under the loan and security agreement, whether on the maturity date of one of the Term Loans, on the date of any prepayment or on the date of acceleration in the event of a default, we were required to pay Oxford a final payment fee equal to 1.5% of any of the Term Loans borrowed.

Upon the occurrence of an event of default, which as defined in the loan and security agreement includes such matters as payment defaults, breaches of covenants, a material adverse change in the collateral, our business, operations or condition (financial or otherwise) and certain levies, attachments and other restraints on our business, the interest rate will be increased by five percentage points and all outstanding obligations will become immediately due and payable. The loan and security agreement also contains a subjective acceleration clause, which provided Oxford the ability to demand repayment of the loan early upon a material adverse change, as defined in the loan and security agreement. The portion of the Term Loans that is not due within 12 months of December 31, 2013 had been classified as long-term, as we believed a material adverse change was remote.

On January 31, 2014, we prepaid our outstanding Term Loans of approximately $8.6 million, including accrued interest, to Oxford under the loan and security agreement. The proceeds from the January 2014 royalty purchase agreement of $7.2 million, along with the royalty payment of approximately $2.0 million from Mallinckrodt for royalties earned on net sales of Exalgo for the quarter ended December 31, 2013, were sufficient to prepay the remaining obligation of approximately $8.6 million under the loan and security agreement. As a result, the loan and security agreement terminated effective January 31, 2014, and Oxford has released all security interests in our tangible and intangible property. As part of the sale of our Exalgo royalty stream pursuant to the royalty purchase agreement, we terminated any further rights we had to the payment of royalties on net sales of Exalgo by Mallinckrodt.

Equity Offerings

On February 9, 2011, we entered into an equity distribution agreement with Wedbush Securities Inc., or Wedbush, under which we could, from time to time, utilize our effective shelf registration statement to offer and sell our common stock having aggregate sales proceeds of up to $20.0 million through Wedbush, or to Wedbush, for resale. We agreed to pay Wedbush a commission, or allow a discount, of 3.0% of the gross proceeds from each sale. Effective March 31, 2011, we terminated this equity distribution agreement with Wedbush. Prior to terminating the agreement, we sold an aggregate of 1,480,800 shares of our common stock pursuant to the agreement for aggregate net proceeds of approximately $19.2 million.

On January 10, 2012, we entered into an equity distribution agreement with Wedbush under which we could, from time to time, offer and sell our common stock having aggregate sales proceeds of up to $15.0 million through Wedbush, or to Wedbush, for resale. We agreed to pay Wedbush a commission, or allow a discount, as the case may be, equal to 2.5% of the gross offering proceeds from each sale. Effective March 28, 2012, we terminated this equity distribution agreement with Wedbush. Prior to terminating the agreement, we sold an aggregate of 2,342,996 shares of our common stock pursuant to the agreement for aggregate net proceeds of approximately $14.5 million.

On June 19, 2012, we entered into an equity distribution agreement with Wedbush under which we could, from time to time, issue and sell shares of our common stock having an aggregate offering price of up to $15.0 million from time to time through Wedbush acting as agent and/or principal. We agreed to pay Wedbush a commission, or allow a discount, of 2.0% of the gross proceeds from each sale. Effective August 1, 2012, we terminated this equity distribution agreement with Wedbush. Prior to terminating the agreement, we sold an aggregate of 2,181,993 shares of our common stock pursuant to the agreement for aggregate net proceeds of approximately $14.6 million.

On May 8, 2013, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or LPC, pursuant to which we have the right to sell to LPC up to $25.0 million of shares of our common stock, subject to certain limitations and conditions set forth in the purchase agreement, over the period from May 8, 2013 to May 1, 2015. As consideration for entering into the purchase agreement, we also issued LPC 133,333 shares of common stock, for which we did not receive any cash proceeds. Under the purchase agreement, on any business day and as often as every other business day over the 24-month term of the purchase agreement, and up to an aggregate amount of an additional $23.0 million shares of our common stock (subject to certain limitations), we have the right, from time to time, at our sole discretion and subject to certain conditions to direct LPC to purchase up to 83,333 shares of our common stock. The purchase price of shares of common stock pursuant to the purchase agreement will be based on prevailing market prices of our common stock at the time of sales without any fixed discount, and we will control the timing and amount of any sales of common stock to LPC, but in no event will shares be sold to LPC on a day the closing price of our common stock is less than $1.00 per share, subject to adjustment. In addition, we may direct LPC to purchase additional amounts as accelerated purchases if on the date of a regular purchase the closing sale price of our common stock is not below $3.00 per share. There is no upper limit on the price per share that LPC could be obligated to pay for our common stock under the purchase agreement. We have the right to terminate the purchase agreement at any time, at no cost or penalty.

From the effective date of the purchase agreement through December 31, 2013, we issued an aggregate of 4,876,186 shares of common stock to LPC, including the 133,333 shares of common stock issued to LPC as consideration for entering into the purchase agreement, under the purchase agreement for gross proceeds of $19.8 million. Between January 1 and March 13, 2014, we did not issue any additional shares of common stock to LPC under the purchase agreement.

Reverse Stock Split

On October 22, 2012, we received a deficiency notice from NASDAQ notifying us that we were not in compliance with NASDAQ’s Marketplace Rule 5450(a)(1) (the “Rule”) because the bid price for our common stock, over the last 30 consecutive business days, had closed below the minimum $1.00 per share requirement for continued listing on the NASDAQ Global Market. The notification had no immediate effect on the listing of our common stock.

In accordance with Marketplace Rule 5810(c)(3)(A), we had a period of 180 calendar days, or until April 22, 2013, to regain compliance with the Rule. If at any time before April 22, 2013, the bid price of our common stock had closed at or above $1.00 per share for a minimum of 10 consecutive business days, NASDAQ would have provided written notification that we had achieved compliance with the Rule. We were not able to maintain the minimum closing bid price by April 22, 2013, and as a result, we voluntarily applied to transfer the listing of our common stock from the NASDAQ Global Market to The NASDAQ Capital Market. In connection with the transfer to The NASDAQ Capital Market, which occurred on April 23, 2013, we were granted an additional 180 days, or until October 21, 2013, to regain compliance by maintaining a minimum closing bid price of at least $1.00 for ten consecutive business days.

At our 2013 annual meeting of stockholders held on June 6, 2013, our stockholders approved a proposal to authorize an amendment to our sixth amended and restated certificate of incorporation to effect a reverse stock split of our issued and outstanding shares of common stock that may be implemented by our Board of Directors at their discretion at any time prior to the 2014 annual meeting of stockholders, pursuant to which any whole number of outstanding shares between and including 5 and 10 would be combined and reclassified into one share of our common stock. On September 18, 2013, the Board of Directors approved a 1-for-6 reverse stock split. We filed a certificate of amendment to our sixth amended and restated certificate of incorporation with the Secretary of State of the State of Delaware that became effective on October 3, 2013, to effect a 1-for-6 reverse stock split of our common stock. On October 14, 2013, we received a letter from the listing qualifications department staff of The NASDAQ Capital Market that the closing bid price for our common stock had been at or above $1.00 per share for 10 consecutive business days and that we had regained compliance with Listing Rule 5450(a)(1).

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2013 and the effects such obligations are expected to have on our liquidity and cash flows in future periods. The following table does not include our debt obligations to Oxford as of December 31, 2013, as the term loans were prepaid in full by Zalicus on January 31, 2014.

Contractual Obligations	Total	2014	2015 through 2016	2017 through 2018	2019 and After
Capital lease obligations(1)	$17	$17	$0	$0	$—
Operating lease obligations:
Cambridge facility(2)	3,791	1,229	2,460	102	—
Purchase obligations(3)	1,313	1,313	0	0	—

Total contractual obligations	$5,121	$2,559	$2,460	$102	$—

(1)	On May 31, 2011, we entered into a capital lease for certain information technology equipment. Under the terms of the lease agreement, we are obligated to make fixed monthly lease payments, including interest, through May 2014.
(2)	On October 18, 2005, we entered into a lease agreement for approximately 40,000 square feet of office and laboratory space in Cambridge, Massachusetts. On March 9, 2006, we entered into an amendment to the lease agreement to lease an additional approximately 23,000 square feet of laboratory space. On August 3, 2009, we entered into a second amended lease agreement to reduce our leased space to approximately 23,000 square feet of office and laboratory space. The lease term, as amended, extends through January 2017. Our rent obligations under the lease, as amended, are reflected as operating lease obligations in the table above. The amounts in the table above do not include management fees payable to our landlord for our leased space, which are meant to cover our allocable share of property taxes, utilities and other common area costs. Our payment obligations under the amended lease are supported by a standby letter of credit totaling $1.8 million.
(3)	On February 8, 2012, we entered into a research collaboration agreement with Hydra Biosciences Inc., to advance the development of our preclinical ion channel modulator product candidates for the treatment of pain. Under the terms of the research collaboration agreement, we funded research and development activities at Hydra for a two-year period, which ended on February 8, 2014, during which time Hydra performed the discovery and preclinical development work necessary to advance our preclinical ion channel product candidates toward clinical development.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

ZALICUS PRINCIPAL STOCKHOLDERS

The following table sets forth the amount of common stock of Zalicus beneficially owned, directly or indirectly, as of April 22, 2014, by (i) each current director of Zalicus, (ii) each named executive officer of Zalicus, (iii) all directors and executive officers of Zalicus as a group, and (iv) each person who is known to Zalicus to beneficially own more than five percent (5%) of the outstanding shares of common stock of Zalicus, as determined through SEC filings, and the percentage of the common stock outstanding represented by each such amount. All shares of common stock shown in the table reflect sole voting and investment power except as otherwise noted. Unless otherwise indicated, the address for each person listed below is c/o Zalicus Inc., 245 First Street, Third Floor, Cambridge, Massachusetts 02142.

Beneficial ownership is determined by the rules of the Securities and Exchange Commission and includes voting or investment power of the securities. As of April 22, 2014, Zalicus had 26,108,910 shares of common stock outstanding. Shares of common stock subject to options, restricted stock units or other rights to purchase which are now exercisable or are exercisable within 60 days after April 22, 2014 are to be considered outstanding for purposes of computing the percentage ownership of the persons holding these options or other rights but are not to be considered outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
-
Directors and Named Executive Officers
Mark Corrigan(1)	496,512	1.9%
Justin A. Renz(2)	151,081	*
Jason Cole(3)	110,453	*
Sally Crawford(4)	18,749	*
Todd Foley(5)	0	*
Frank Haydu(6)	23,510	*
William Hunter(7)	30,837	*
Michael Kauffman(8)	20,475	*
W. James O’Shea(9)	18,749	*
All current executive officers and directors as a group (9 persons)(10)	870,366	3.3%

*	Represents holdings of less than 1%.
(1)	Consists of 86,791 shares of common stock and 409,721 shares of common stock underlying options exercisable within 60 days of April 22, 2014
(2)	Consists of 151,081 shares of common stock underlying options exercisable within 60 days of April 22, 2014.
(3)	Consists of 2,529 shares of common stock and 107,924 shares of common stock underlying options exercisable within 60 days of April 22, 2014. Mr. Cole resigned as Executive Vice President, Corporate Development and General Counsel, effective March 5, 2014.
(4)	Consists of 18,749 shares of common stock underlying options exercisable within 60 days of April 22, 2014.
(5)	Mr. Foley ceased serving as a member of the Board of Directors on June 6, 2013.
(6)	Consists of 23,510 shares of common stock underlying options exercisable within 60 days of April 22, 2014.
(7)	Consists of 18,337 shares of common stock and 12,500 shares of common stock underlying options exercisable within 60 days of April 22, 2014
(8)	Consists of 20,475 shares of common stock underlying options exercisable within 60 days of April 22, 2014.
(9)	Consists of 18,749 shares of common stock underlying options exercisable within 60 days of April 22, 2014.
(10)	See footnotes 1-9 above.

The tabular disclosure of our Securities Authorized For Issuance Under Equity Compensation Plans can be found in Item 5 of Zalicus’ Annual Report on Form 10-K filed on March 14, 2014, as amended by Zalicus’ Form 10-K/A filed on April 30, 2014, which table is hereby incorporated by reference into this Item 12.

DESCRIPTION OF ZALICUS COMMON STOCK

General

The authorized capital stock of Zalicus consists of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of May 16, 2014, there were [—] shares of Zalicus common stock outstanding and no shares of preferred stock outstanding.

Common Stock

The holders of Zalicus common stock are entitled to one vote for each share held of record on all matters voted upon by Zalicus’ stockholders and may not cumulate votes. Subject to the rights of holders of any future series of undesignated preferred stock which may be designated, each share of the outstanding common stock is entitled to participate ratably in any distribution of net assets made to the stockholders in the liquidation, dissolution or winding up of Zalicus and is entitled to participate equally in dividends if and when declared by the Zalicus board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of Zalicus common stock. All shares of Zalicus common stock have equal rights and preferences.

Preferred Stock

The Zalicus board of directors has the authority, without further stockholder approval, to issue 5,000,000 shares of preferred stock, defined in one or more series, and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions of such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Zalicus, which may discourage bids for Zalicus common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, Zalicus common stock. Zalicus has no present plans to issue any shares of preferred stock.

Classified Board

The Zalicus board of directors is divided into three classes and no one class shall have more than one director more than any other class. Cumulative voting is not permitted.

Transfer Agent and Registrar

The transfer agent and registrar for Zalicus’ common stock is Computershare Trust Company, N.A.

The NASDAQ Capital Market

Zalicus common stock is listed on The NASDAQ Capital Market under the symbol “ZLCS” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). To enable Zalicus to maintain its eligibility for the continued listing of its common stock on The NASDAQ Capital Market, Zalicus is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of Zalicus common stock pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors, would be combined and reclassified into one share of Zalicus common stock. The reverse split will become effective at a time mutually agreed to by Zalicus and Epirus.

EPIRUS’ BUSINESS

Overview

Epirus is a commercial-stage biotechnology company focused on improving patient access to important biopharmaceuticals by developing, manufacturing, and commercializing biosimilar therapeutics in targeted geographies worldwide. Epirus’ pipeline of biosimilar product candidates includes BOW015 (infliximab), BOW050 (adalimumab), and BOW030 (bevacizumab), for which the reference biologics Remicade, Humira, and Avastin, respectively, together generated $26.2 billion in global sales in 2013. Epirus is advancing development and commercialization partnerships in Brazil, China, India, and additional markets in Southeast Asia and North Africa. In March 2014, Epirus’ manufacturing partner, Reliance Life Sciences Pvt Ltd, (“RLS”), obtained marketing approval in India for BOW015 as a treatment for rheumatoid arthritis.

Biosimilars are highly similar versions of approved, reference biological drug products. Initially, Epirus is focusing on biosimilars to therapeutic monoclonal antibodies, or MAbs. Epirus seeks to take advantage of a convergence of four trends shaping the global biosimilars market. First, the market for MAb therapeutics is large and growing and comprises many of the top-selling therapeutics in the world. According to EvaluatePharma, sales of MAb biologics accounted for $61.8 billion globally in 2013 and grew at a compound annual growth rate of 14% from 2010 through 2013. Epirus seeks to develop and commercialize biosimilars to address these large markets at a cost that is expected to be significantly less than that incurred by the innovators of the respective reference drugs. Second, sixteen of these MAb biologic therapeutics represented $43.3 billion of global sales in 2013 and are expected to lose patent protection globally between now and 2020, creating an opportunity for companies focusing on such biosimilars. Third, defined but diverse commercial and regulatory frameworks exist globally for the introduction of biosimilars, including MAb biosimilars. Fourth, MAbs are often very expensive. In many countries outside the United States, public and private payors are seeking to lower the cost of biologics and improve patient access to these important medications. This favors biosimilar versions of biologics which are priced at a discount to the reference branded product.

Epirus has developed the capabilities and built a team to capitalize on these global trends. These capabilities include a proprietary, fully-integrated SCALE manufacturing platform, which enables turn-key, locally-based manufacturing of MAb biosimilar products for direct supply into global markets. SCALE enables In Market, For Market manufacturing to countries that require local production. Epirus believes its In Market, For Market solution provides the ability to accelerate access to these biologic therapies in many emerging markets. Epirus’ know-how enables the development and commercialization of such biosimilars for a broad range of markets. Specifically, Epirus has built a core competency to develop, manufacture and commercialize MAb biosimilars in target markets outside the United States.

Epirus’ strategy for commercial success relies on tailored approaches to address the diversity of target global markets. Epirus will direct its initial commercial efforts at markets in which Epirus can leverage the regulatory package used for the regulatory approval granted for BOW015 in India, and where authorities do not require or strongly encourage local production of biosimilars. In a second category of markets, in which additional clinical work may be necessary to secure approval, and where local authorities encourage local production, Epirus intends to collaborate with local partners to enable in-country production of its products using Epirus’ proprietary SCALE manufacturing platform. Finally, in other international markets, such as Europe, which require a separate regulatory approval or may reference a European product approval package, Epirus intends to commercialize its products using a licensing or distribution model in conjunction with direct sales.

Epirus believes that the combination of early launch in emerging markets and a subsequent launch in Europe is the optimal strategy for building a high-growth global biosimilars business.

The most advanced biosimilar in Epirus’ pipeline is BOW015, a biosimilar version of infliximab (“Remicade”). Remicade is a prescription product marketed globally by Johnson & Johnson, Merck Schering and Mitsubishi Tanabe for the treatment of inflammatory diseases including rheumatoid arthritis, Crohn’s Disease, ankylosing spondylitis, psoriatic arthritis and psoriasis. According to EvaluatePharma, in 2013, Remicade sold $8.4 billion.

Epirus has reported positive bioequivalence and efficacy data in the clinical development program for BOW015, including a Phase 1 clinical trial in the U.K. and a Phase 3 clinical trial in India in each case showing equivalence with Remicade as the reference product. In March 2014, Epirus’ manufacturing partner, RLS, obtained marketing approval in India for BOW015 for rheumatoid arthritis on the basis of Epirus’ Phase 3 trial. Epirus intends to commercialize BOW015 in India with its partner Ranbaxy Laboratories (“Ranbaxy”) in late 2014. Additionally, with Ranbaxy and other potential partners, Epirus intends to file for regulatory approval in additional markets where Epirus’ current data are deemed sufficient for approval. Epirus expects to commence a Phase 3 trial for BOW015 in Europe in the first half of 2015. If this trial is successful, Epirus intends to pursue regulatory approval for BOW015 in Europe.

Epirus Management

Epirus’ senior management team has more than 150 years of collective experience in the biopharmaceutical industry. In addition, various members of Epirus’ management team and Epirus’ board of directors have worked for prominent biotechnology and pharmaceutical companies including Amgen, Biogen Idec, Pfizer, Wyeth (acquired by Pfizer), Genzyme, Shire, Cephalon, Millennium, Takeda, BioAssets (acquired by Cephalon), Cubist Pharmaceuticals, Invida (acquired by Menarini), Kythera, Therion Biologics and ToleRx. Epirus’ president and CEO, Amit Munshi, was a co-founder, and the chief business officer at Kythera Biopharmaceuticals, which underwent a successful IPO on NASDAQ in 2013. Mr. Munshi has more than 24 years of pharmaceutical and biotechnology experience in both the United States and internationally, including general management, product development, licensing and business development.

Biosimilars Definition

“Biosimilars” are, by definition, versions of approved biological drug products that have been demonstrated to be highly similar to the reference biological products (referred to as the “reference biological product”). Because a biosimilar product may reference existing information regarding the structure, safety, and efficacy of a previously approved biologic, a biosimilar product application emphasizes analytical characterization to demonstrate similarity between the proposed biosimilar and the reference biological product. In addition, preclinical and clinical studies may be required to support an application for approval. Biosimilars are often characterized as fitting within one of two categories: first generation, less complex biologics; and second generation, more complex biologics, including fusion proteins and monoclonal antibodies (“MAbs”).

Both first and second generation biosimilars are significantly more complex and difficult to characterize, manufacture and develop than small molecule generics. For example, the first generation biological drug, Epogen (epoetin alfa) has a molecular weight that is 25x greater than that of small molecule drug Lipitor (atorvastatin calcium). The second generation MAb biologics—e.g., Remicade (infliximab) and Humira (adalimumab)—are, in turn, nearly 5x larger than the first generation biologicals. MAb biosimilars are complex to manufacture in part because they require the use of living organisms to produce them, and this introduces challenges in manufacturing and production on a commercial scale. Glycosylation (complex carbohydrate branches that are added by the cellular machinery) and other forms of molecular modification are hallmarks of proteins produced in living cells, in particular mammalian cells. Compared to first generation biologics, MAbs are not only larger but also have greater structural complexity, including complex glycosylation patterns which are critical for the function and activity of the molecule. MAb biosimilars therefore must be rigorously and accurately characterized to establish their biosimilarity to reference biologics in terms of glycosylation patterns (“glycoforms”) and other important molecular modifications. Biosimilars—both first and second generation—also require significantly more clinical testing and regulatory review than small molecule generics, as described in more detail below.

The manufacturing, clinical and regulatory complexity and challenges create barriers to market entry. As such, these “second generation” biosimilars can usually be sold at relatively higher prices, and with better margins, than small molecule generics and first generation biosimilars.

Regulatory Aspects of Biosimilars

Similar to other follow-on product opportunities, product development proceeds differently with biosimilars than with innovative biologic candidates. This is a result of abbreviated development requirements for the approval of biosimilars as compared with innovative biologic products. Because the structure/function and target characteristics of the reference biologic are already known, a biosimilar product application emphasizes analytical characterization to demonstrate similarity between the biosimilar and the reference biological product, which regulators have already determined to be safe and effective.

Reduction of risk in drug development occurs earlier for biosimilars compared to innovator drugs

In the development of novel pharmaceuticals and biologic products, the question of whether or not a product will ever reach the point of being commercially viable remains largely unanswered. As such, the innovator company assumes significant risk through the completion of Phase 3 trials, in which the drug or biologic therapeutic is administered to a sufficient number of subjects to make a definitive determination of a drug’s safety and efficacy. Comprehensive Phase 3 trials are conducted for novel biologics at significant cost and exposure for the innovator company. In contrast, a large proportion of de-risking occurs much earlier in the development process of biosimilars through preclinical analytic and safety testing. As the antibody, its target, and its mechanism of action have already been validated clinically by the reference product sponsor, and the dose, regimen, and indications are already known, early testing provides greater insight into the future regulatory success for biosimilars. Preclinical and early clinical studies required to demonstrate comparability to the originator drug’s pharmacokinetic/ pharmacodynamic (PK/PD), safety, and potency profile may provide early indications of a product’s eventual regulatory outcome.

The regulatory standards applicable to establish such biosimilarity vary by jurisdiction. Over the last 10 years, many jurisdictions globally have established formal regulatory regimes for review and approval of biosimilar products, but these regimes are at differing stages of development, with limited harmonization among jurisdictions.

Technical Complexity of Biosimilars

Historically, biologics have not yielded readily to the development of generic versions. Because biologics are structurally far larger and more complex than small molecule drugs, their manufacturing processes and requirements are correspondingly more complex as well. Biologics are produced through a technologically challenging five-step process:

1)	Scientists isolate and identify the genetic code of the protein they want to produce.

2)	This genetic code is inserted into living cells (bacteria, yeast, or cultured mammalian cells). Once inside the cell, the genetic code instructs the cell to produce the protein, or biotech medicine, which will later be used to treat a specific disease. Mammalian cells are the most complex of the various cell lines and generate complexities in protein structure through various biochemical modifications.

3)	These genetically modified cells (known as cell lines) are carefully selected and cultured over time in bioreactor tanks, surrounded by nutrients designed to encourage protein production. The specific conditions for production determine important physical attributes of the protein—such as glycosylation (complex carbohydrate branches that are added by the cellular machinery)—for its function. The structure and function of the final product is therefore highly sensitive to the specific conditions under which it is generated.

4)	The protein is then isolated from the cells and the nutrients through a sequence of purification processes.

5)	Finally, the isolated protein is packaged, typically after a number of steps to ensure sterility and stability, into sterile vials for use by doctors and patients.

Because the structure and function of a biologic, such as a monoclonal antibody, are directly linked to its production process in living systems, companies that intend to develop a biosimilar must go through all five steps above, from isolation and identification of the target protein and creation of a proprietary cell line, to final packaging of the drug product. Furthermore, companies must go to great lengths to characterize their molecules relative to the reference biologic. They must also prove to regulators that the proposed biosimilar is highly similar to the original in terms of safety and efficacy through a combination of laboratory and clinical studies. In summary, biosimilars must be shown to be comparable to their reference biologics in terms of structure, purity, safety and efficacy.

Importantly, just as there is variation among individual human beings at the biochemical level, there is also natural variation among biologic molecules created by cell systems, because they are derived directly from living systems. Even originator biologics are characterized by inherent structural and functional variability. This leads to a range of profiles and performance for the innovator molecules, themselves, even among batches produced at the same facility. As a result, “identical” copies of biologics such as antibodies are not the objective for biosimilars. Instead, biosimilars must fall within a range of values across important structural and functional parameters compared to those of the reference drug. This range of similarity is particularly relevant to a MAb’s glycosylation pattern.

Technical complexity creates barriers to entry

The high technical and performance standards that every biosimilar must achieve to gain regulatory approval provide two advantages to biosimilars developers and manufacturers such as Epirus. First, such standards create a significant barrier to entry in the form of both regulatory and clinical hurdles a company must overcome to bring biosimilar products to market, thus increasing the complexity and related costs for potential competitors. Secondly, these high standards are expensive to achieve, thus the limited number of producers who can meet these standards can then command pricing for biosimilar products that, while lower than the pricing for the reference biologic, is still high enough to generate meaningful revenues and profits.

Products

Epirus’ product pipeline contains three products at different stages of preclinical and clinical development. The most advanced of these is BOW015 (infliximab), for which Epirus has reported favorable Phase 1 and Phase 3 clinical data. The Phase 3 trial met its predefined endpoint and demonstrated comparability of BOW015 to Remicade, as measured by ACR20 response in severe rheumatoid arthritis patients. The study also showed no meaningful differences between BOW015 and Remicade with regard to safety or immunogenicity. BOW015 has received marketing approval in India. Epirus’ other pipeline products, BOW050 (adalimumab), a proposed biosimilar to Humira, and BOW030 (bevacizumab), a proposed biosimilar to Avastin, are in preclinical development.

BOW015

Epirus’ lead program is BOW015, a biosimilar version of Remicade. Remicade is a prescription product marketed globally by Johnson & Johnson, Merck Schering and Mitsubishi Tanabe for inflammatory diseases including rheumatoid arthritis, Crohn’s Disease, ankylosing spondylitis, psoriatic arthritis and psoriasis. Sales of Remicade were $8.4 billion worldwide in 2013.

Epirus has conducted extensive bioanalytical and physicochemical comparisons of BOW015 to Remicade and has data from a Phase 1 study in the United Kingdom and a 189-patient Phase 3 double blind comparator study in India demonstrating bioequivalence, safety and efficacy of BOW015. The Phase 3 study in India met the primary endpoint of efficacy at an interim analysis conducted at 16 weeks and is due to finish its open label phase with a 54-week end-point in the third quarter of 2014. In March 2014, BOW015 was granted manufacturing and marketing approval in India through Epirus’ manufacturing partner RLS for use for rheumatoid arthritis. This approval was based on the 16-week, double blind safety and efficacy data comparing BOW015 against Remicade as the active comparator and reference product, in accordance with the required regulatory process in India. Epirus expects that its partner, Ranbaxy, will launch BOW015 in India in late 2014 and additional territories thereafter leveraging the Indian regulatory package. Epirus expects to commence a Phase 3 clinical trial in Europe during the first half of 2015 prior to seeking marketing authorization for and launching BOW015 in Europe and certain additional markets.

Since BOW015 is a biosimilar molecule, its characterization requires comparative analysis to the reference product, Remicade. The BOW015 drug substance and drug product manufacturing processes have been designed in conjunction with Epirus’ manufacturing partners to ensure that the final BOW015 drug product is comparable to that of Remicade, and will deliver comparable safety and efficacy in accordance with regulatory requirements.

Epirus has produced a data package to demonstrate biosimilarity of BOW015 to Remicade. Its comparability data set, developed under a comparability and characterization protocol, addresses the physicochemical, biochemical and biological properties of infliximab and has been designed to assess biosimilarity between the innovator product and BOW015. The Critical Quality Attributes (“CQAs”) of infliximab have been identified based on the mechanism of action, clinical experience and the assessed ranges of specific attribute data generated by analysis of multiple lots of Remicade. The CQAs are supported by Annex I of the Summary of Product Characteristics of the Remicade European Public Assessment Report. Full side-by-side characterization of BOW015 and Remicade, including all CQAs for infliximab, has been completed. The data set includes all attributes that have the potential to impact safety, potency and efficacy.

The types of assays used to assess biosimilarity include the following:

•	Physicochemical. These are assays that measure the physical and chemical structure of the molecule.

•	In vitro biochemical. These are assays that measure the interaction of the molecule with other molecules (e.g. target binding).

•	In vitro biological. These are assays that measure the interaction of the molecule with biological media (e.g. cellular or animal test systems).

These three levels of characterization are complementary and correlations are drawn from the individual and aggregate findings. For example, glycosylation heterogeneity (a physicochemical attribute) has direct impact on FcYRIII binding (a biochemical attribute), which in turn drives ADCC (antigen-dependent cellular cytotoxicity) activity (a biological attribute). In this way, multiple data sets support and confirm each other and the biosimilarity of BOW015 to Remicade.

The assessment of CQAs demonstrated a high level of comparability between BOW015 and Remicade. Both BOW015 and Remicade are produced using similar manufacturing processes. Minor differences between BOW015 and Remicade in the non-critical quality attributes may be consequences of differing manufacturing technologies and have not demonstrated any impact on the biology and efficacy of BOW015 in either in vitro or clinical studies.

Epirus has also conducted multiple preclinical studies on BOW015. These studies include:

•	Single dose toxicity of BOW015 in Swiss albino mice

•	Single dose toxicity of BOW015 in Wistar rats

•	Repeat dose (4-week) study in Wistar rats

•	Repeat dose (4-week) study in New Zealand White Rabbits

•	Skin sensitization study of BOW015 in Dunkin Hartley Guinea Pigs (Maximization Test)

Epirus believes that BOW015 has yielded satisfactory results in each of the preclinical studies to support regulatory filings in each of the additional markets Epirus is seeking to target. Infliximab binds selectively to human and chimpanzee tumor necrosis factor-alpha (TNF-a), and thus additional preclinical studies in non-relevant species were not required by Medicines and Healthcare products Regulatory Agency (UK) prior to initiating Phase 1.

BOW015 Phase 1 study

Epirus’ Phase 1 bioequivalence study was conducted in the United Kingdom in 2012 under the authority of the MHRA. The study was a single-center, double-blind, randomized, single-dose, parallel group study comparing the pharmacokinetics, safety and tolerability following 5 milligrams per kilogram of bodyweight (mg/kg) IV infusion of BOW015 and Remicade in healthy male volunteers.

The primary objective of the study was to compare the pharmacokinetics of infliximab administered by intravenous infusion. The secondary objectives of the study were to assess (i) the safety and tolerability and (ii) immunogenicity of BOW015 compared to Remicade.

The criterion for PK comparability was that the 90% confidence intervals (or CIs), on the ratios of Cmax, AUC(0-t) and AUC(0-inf) between BOW015 and Remicade be contained within the standard 80-125 limits.

Eighty-four healthy volunteers were randomized one-to-one and given either BOW015 or Remicade via intravenous infusion at a dose level of 5mg/kg with a 12-week follow-up period.

The study was to detect bioequivalence at 90% confidence interval of BOW015 to Remicade.

Out of the 84 subjects, 43 evaluable subjects received the test product BOW015 and 41 subjects received the reference product Remicade.

For the pre-defined primary PK parameters, the determined CIs for the treatment mean ratios were 1.07 to 1.18, 0.98 to 1.14 and 0.98 to 1.15 for Cmax, AUC(0-t) and AUC(0-inf), respectively, all within the conventional limits of 0.80 to 1.25. Thus, the study demonstrated similarity in PK profiles between BOW015 and the reference product Remicade.

A single severe adverse event was reported in one of the patients receiving Remicade. This was considered by the investigator as unlikely to be related to the experimental protocol.

No significant differences in immunogenicity test results between the two treatment groups were observed, nor were any differences observed between the two groups in safety or tolerability.

Serum concentration of BOW015 as compared to Remicade in Phase 1 Trial

Serum concentration of BOW015 was very close to that of Remicade when measured at up to 2000 hours after treatment. Statistical analysis of the data set met the pre-determined standard for bioequivalence.

BOW015 Phase 3 study

Epirus conducted a randomized, double-blind, active comparator Phase 3 study in India of the efficacy and safety of BOW015 in patients with severe, active rheumatoid arthritis on stable doses of methotrexate. The study randomized subjects to the two treatment arms in a 2:1 allocation. Out of 189 total subjects, 126 were given BOW015 and 63 were given Remicade during the first 16 weeks of the study. The primary endpoint of the study was equivalence of both arms on the standardized American College of Rheumatology 20% improvement (ACR20) scoring system—a composite scoring system that includes objective laboratory measures as well as physician and patient assessments of well-being. Secondary endpoints included the ACR50 and ACR70 (50% and 70% improvement respectively) and the various components of the ACR20 scoring system. From week 22, BOW015 responders were administered BOW015 in an open-label phase for the study duration of 54 weeks, while Remicade responders were crossed over into the open label phase and switched to BOW015 for the study duration of 54 weeks. Non-responders immediately entered a 3-month follow-up phase.

Both BOW015 and Remicade were administered at a dose of 3mg/kg given as an intravenous infusion at week 0, followed with similar doses at weeks 2, 6 and 14. Subjects were assessed at week 16 and responders were able to enter an open-label phase. In the open-label phase, subjects received BOW015 at a dose of 3mg/kg given as an intravenous infusion at weeks 22, 30, 38 and 46 and were be followed up at Weeks 54 and 58. Subjects who were non-responders at week 16 entered a follow-up phase for immunogenicity, PK and safety for an additional 3 months.

The 16-week data showed that patients responded to BOW015 at a rate of 89.8% ACR20 compared to an 86.4% ACR20 response rate to Remicade. This outcome met its pre-specified statistical endpoint and was within a 15% equivalence margin at a 95% confidence interval. The results met the 23% equivalence margin authorities required for approval by the Indian regulatory authorities. There was no difference reported in safety or immunogenicity between the treatment groups. There was also no difference between the groups on the secondary endpoints. Full 54 week dosing was completed in March 2014, and Epirus expects the final data in early third quarter 2014.

Epirus measured the patients’ responses on an ACR20 scoring system to BOW015 and Remicade at multiple time points. The data suggest that BOW015 and Remicade patients responded similarly at all time points up to the final 16 week efficacy endpoint.

Comparison of BOW015 and Remicade at multiple timepoints

Strategy

Epirus’ strategy for commercial success relies on tailored approaches to address the diversity of Epirus’ target global markets. Epirus sees three major categories of target markets with corresponding market strategies. Specifically, Epirus intends to leverage its pipeline of biosimilar MAbs to emerge as a leading biopharmaceutical company focused on the development and commercialization of biosimilars in ex-US markets.

Epirus intends to commercialize its lead product BOW015 first in markets in which additional clinical studies are not required. These markets are likely to reference and accept as the basis for approval the Indian BOW015 regulatory package and also allow importation of BOW015 manufactured outside of such market. In these markets, Epirus intends to establish licensing and distribution arrangements with partners to generate near term revenue from sales of BOW015 manufactured by Epirus’ manufacturing partners, including RLS. Epirus will prioritize commercialization efforts for BOW015 among its target markets based on overall market revenue potential and the quality of potential partnerships. In India and selected Southeast Asian and North African countries, commercialization of BOW015 will be carried out by Epirus’ partner Ranbaxy under the terms of the existing license agreement.

For markets which may require additional data above and beyond that submitted for Indian regulatory approval, or which require local manufacture of BOW015, Epirus expects to establish commercialization partnerships, and that any necessary additional studies will be conducted by its partners, with input from Epirus. In these markets, Epirus will, as appropriate, leverage its proprietary SCALE manufacturing technology to generate an In Market, for Market manufacturing solution.

For markets, that may require more extensive clinical studies, such as Europe, the company intends to conduct these studies itself for BOW015. Upon obtaining regulatory approval for BOW015 in Europe, Epirus intends to establish licensing and distribution arrangements with appropriate commercial partners, and in certain countries to establish direct commercialization efforts to drive sales of BOW015. Epirus intends to leverage its experience in developing and commercializing BOW015, its global partnerships, and its proprietary SCALE manufacturing technology, as appropriate, to develop and commercialize its existing pipeline of products as well as additional product candidates that are under consideration.

Initial Markets

In March 2014, Epirus’ Indian manufacturing partner, RLS, obtained approval from regulatory authorities in India for the manufacture, marketing and sale of BOW015 in India for use in rheumatoid arthritis. This approval was based on the 16-week data from Epirus’ double blind Phase 3 trial comparing BOW015 to Remicade as the reference product. This is the first regulatory approval in any country for an Epirus biosimilar product.

In January 2014, Epirus entered into an agreement with Ranbaxy to commercialize BOW015 in India and other selected Asian and North African markets, pending marketing authorization in those jurisdictions. These markets, including India, do not require that BOW015 be manufactured within the applicable country. Epirus will responsible for any additional development activities required by Indian regulatory authorities. Ranbaxy is responsible for all marketing and commercialization activities with respect to BOW015 in India, as well as any costs associated with development, regulatory filings and marketing and commercialization in the additional countries covered by the agreement. Under the terms of the agreement, Ranbaxy will obtain its commercial supply of products from Epirus, and will be required to make payements to Epirus upon achievement of certain development and sales milestones for BOW015, and to pay to Epirus a royalty on net sales of BOW015 in all territories covered by the agreement. The company expects commercial launch of BOW015 in India starting in late 2014.

In addition to India and the other countries covered by Epirus’ agreement with Ranbaxy, Epirus believes that the Indian regulatory dossier for BOW015 will be sufficient to achieve regulatory approval in a range of South and Central American countries. Epirus expects to grant rights to commercialize BOW015 in these countries, pending receipt of marketing authorization, through a licensing structure similar to the approach taken in India.

Local Production Markets

In a second category of markets, in which additional clinical work may be necessary to secure approval, and where local authorities encourage local production, Epirus seeks to partner with established local companies to navigate the regulatory and commercial landscape. In these markets, collaborations with local partners will enable each partner to perform in-country manufacture of the applicable biosimilar products using Epirus’

proprietary SCALE turnkey manufacturing platform. Where such local partners have manufacturing infrastructure already established and available, Epirus may leverage this infrastructure to facilitate local manufacturing. In these markets, Epirus believes it can create a competitive advantage through the deployment of its In Market, For Market manufacturing leveraging SCALE. Epirus is currently progressing partnerships in both Brazil and China.

Governments in emerging markets such as those in the second category described above either mandate or have a strong preference for local manufacture and supply of pharmaceutical products and have implemented frameworks and/or established various incentives for such local production. These incentives may include facilitating access to funding, acceleration of the regulatory review process, improved or preferential access to government tenders and direct or indirect trade barriers on imported products.

Epirus intends to leverage two approaches to facilitate In Market, For Market production:

1.	In countries where manufacturing know-how or infrastructure is not already present, Epirus intends to assist a local partner in developing the requisite know-how or infrastructure by providing access to Epirus’ unique SCALE manufacturing technology platform. SCALE is an integrated platform for multi-use disposable biological manufacturing that features a small footprint, flexible scalability and minimal infrastructure requirements. Epirus intends to offer this SCALE platform to partners who lack the necessary expertise, infrastructure, and/or know-how for manufacturing biologic products to global standards. Implementation of SCALE entails the custom-fit of modular, single-use, disposable manufacturing suites. The modular nature of SCALE allows Epirus to work with its selected local partners to incorporate the SCALE manufacturing platform in a straightforward fashion within a build-out or expansion of manufacturing facilities by such local partners. Multiple biologic products can be manufactured in a single SCALE enabled facility. With this approach, Epirus can capture the value of being an “in-market” producer of biosimilar pharmaceuticals in various important markets that currently lack biologics manufacturing infrastructure and expertise.

2.	Where the selected partner possesses or has access to local manufacturing infrastructure and/or know-how, Epirus may leverage such existing infrastructure by providing appropriate technology transfer and technical expertise and training to such local partner in order to accelerate In Market, For Market manufacturing of products covered by its agreement with such local partner.

In Brazil, the government directly purchases a significant portion of all biopharmaceutical products. The Brazilian Ministry of Health has initiated the Productive Development Policy (“PDP”), to establish a formalized pathway to access this public market. The PDP is a collaborative arrangement between public and private entities, and requires a full transfer of product and manufacturing technology into Brazil to gain access to the public markets. Epirus is engaged in identifying and operationalizing the ideal set of potential partners for Brazil. Epirus is currently working with multiple companies, including Orygen Biotecnologia Ltda, or Orygen, to identify the ideal path to gain access to the PDPs and government markets. Orygen is a joint venture between two major Brazilian pharmaceutical companies—Eurofarma Laboratórios SA and Biolab Sanus Farmaceutica Ltda. Epirus plans to evaluate the regulatory landscape in Brazil later this year upon completion of the analysis of BOW015’s full 54-week data set. Pending this evaluation, and with additional guidance from regulatory authorities, Epirus plans to develop a strategy for regulatory approval in Brazil.

In China the central and provincial governments encourage local production of biopharmaceuticals. In March 2014, Epirus entered into a binding term sheet for the negotiation of a collaboration with Livzon, a subsidiary of Livzon Pharmaceutical Group Inc., under which Epirus expects to collaborate in the development and commercialization of BOW015 and up to four additional biosimilar products. Livzon is a fully integrated pharmaceutical company based in Guangdong Province, China, with over 5,000 employees, multiple GMP production facilities across China, and approximately $730 million in revenue from over 200 marketed products across a range of therapeutic areas. Livzon is focused on monoclonal antibody development and production, leveraging single use disposable systems that Epirus expects will be compatible with the optimized processes currently being developed by Epirus and its partners for BOW015.

Established Markets

Finally, in other international markets such as Europe, which require a separate regulatory approval or may reference a European product approval package, Epirus intends to commercialize its products using a licensing and/or distribution model in conjunction with direct sales. By doing so, Epirus believes it will be able to establish a broad geographic footprint and commercial presence while also building scalable commercial infrastructure to enable a staged growth plan for direct sales.

Epirus continues to build a strong technical package for submission to European regulatory authorities. Epirus is planning for Phase 3 clinical protocol discussions with European regulators and has initiated clinical trial feasibility discussions with European clinical research organizations, or CROs. In the first half of 2015, Epirus intends to initiate a Phase 3 clinical trial in Europe to demonstrate similarity of BOW015 to Remicade in one or more selected indications to support biosimilar registration in Europe.

Epirus believes that the combination of early launch in emerging markets and a subsequent launch in Europe is the optimal strategy for building a high-growth global biosimilars business.

Epirus is not currently focusing on the North American or Japanese markets.

Competition

Based on Epirus’ market analysis, Epirus may be subject to competition for BOW015 in various jurisdictions from three groups.

Johnson & Johnson, the reference product sponsor for Remicade along with its partner Merck Schering, which is responsible for sales outside the United States. Remicade is one of the longest established biologics, supported by extensive safety and efficacy data and widespread use in multiple indications. Epirus expects that Remicade will continue to retain a significant market share in its current markets and that Johnson & Johnson will seek to defend its market share against biosimilar entry, which may include reduction in prices and other incentives.

Celltrion (Korea) has developed a biosimilar infliximab product, marketed as Remsima, which is being commercialized through various partners worldwide. Celltrion has partnered with Hospira, Inc. to co-commercialize its biosimilar infliximab product in European and other markets and has received regulatory approval for this product in all of Remicade’s approved indications in such European markets under two different brands. Hospira plans to commercialize the product under the name Inflectra and Celltrion plans to commercialize the brand under its existing Remsima mark. Celltrion’s product is anticipated to be launched in Europe in early 2015 and at that time will be the first biosimilar infliximab to be launched in a major market. It is likely that Celltrion will seek approval for and launch Remsima in the United States upon expiration of patent protection on Remicade in 2018.

Epirus is aware that other companies, including Pfizer, Samsung Biologics, and Nichi-Iko Pharmaceuticals, are in earlier stages of development and may become competitors for Epirus’ biologic products, including BOW015, in various markets over time. There is limited and conflicting publicly available data on potential competitive molecules. Epirus cannot currently predict if and when potential competitors will launch in Epirus’ target markets.

Other Pipeline Products

BOW050 (Adalimumab). Humira (marketed by AbbVie) is an inhibitor of TNF-a used to treat inflammatory diseases, including rheumatoid arthritis and certain other forms of adult and pediatric arthritis, ankylosing spondylitis, inflammatory bowel disease, and chronic psoriasis and psoriasis. According to EvaluatePharma, global sales of adalimumab in 2013 were $11 billion. Epirus is currently evaluating development and commercialization opportunities for BOW050 as a proposed biosimilar to Humira in a range of target markets, including in the context of Epirus’ collaboration with Livzon. Physiochemical characterization of BOW050 is ongoing and the product may enter clinical trials in 2015, providing for a path to filing and potential approval and commercialization by the time of Humira’s 2018 loss of exclusivity in Europe and other regions.

BOW030 (Bevacizumab). Epirus is in the early stages of development of a biosimilar version of Avastin, an inhibitor of angiogenesis, a molecule that slows the growth of new blood vessels. Avastin is indicated for the treatment of a variety of cancers, including certain colorectal, lung and renal cancers. According to EvaluatePharma, global sales of Avastin in 2013 were $6.7 billion. Epirus expects to initiate clinical trials of BOW030 in 2016.

Government Regulation

Epirus and its partners are subject to a variety of laws and regulations governing the development, manufacture, marketing, and distribution of biosimilar biologics, such as those Epirus is developing. Regulatory authorities around the world regulate, among other things, the research and development, testing, manufacture, quality control, safety, purity, potency, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling, and import and export of Epirus’ products and product candidates. The regulatory requirements and approval processes vary from country to country, and the various regulatory regimes are at various stages of maturity depending on the jurisdiction.

India

In India, biosimilars (known as “similar biologics”) are regulated pursuant to (i) the Drugs and Cosmetics Act, 1940; (ii) the Drugs and Cosmetics Rules, 1945 as amended from time to time; (iii) Rules for the Manufacture, Use, Import, Export and Storage of Hazardous Micro Organisms, Genetically Engineered Organisms or Cells, 1986 notified under the Environment Protection Act, 1986; (iv) Recombinant DNA Safety Guidelines & Regulations, 1990; (v) Guidelines for generating Pre-Clinical & Clinical Data for R-DNA vaccines, diagnostics & other Biologicals, 1999; (vi) Good Environmental Practice guidelines issued by the Ministry of Environment and Forests, including Good Practices in Environmental Regulation and Good Practices in Animal Experimentation; (vii) CDSCO Guidance for Industry, 2008 (read with clarificatory Circular dated 5th August, 2010), which covers: (a) Submission of Clinical Trial Application for Evaluating Safety and Efficacy; (b) Requirements for permission of New Drugs Approval; (c) Post approval changes in biological products: Quality, Safety and Efficacy documents; and (d) Preparation of the Quality Information for Drug Submission for New Drug Approval: Biotechnological/Biological Products. issued by the CDSCO with respect to the requirements for post-approval changes; (viii) Guidelines and Handbook for Institutional Biosafety Committees, 2011; and (ix) Guidelines on Recall & Rapid Alert System for Drugs (Including Biologicals & Vaccines) (effective from 23rd November 2012). In addition, the Central Drugs Standard Control Organization, or CDSCO, established by the Ministry of Health and Welfare, Government of India, which is the overarching regulatory body in the Ministry for the regulation of drugs, issues additional requirements for approval of drugs or clarification on the requirements from time to time.

In June 2012, the CDSCO and the Department of Biotechnology issued a guidance document titled “Guidelines on Similar Biologics.” The Guidelines lay down the regulatory pathway for a biologic claiming to be similar to an already authorized reference biologic. The objective of the Guidelines is to provide guidance to applicants seeking approval for claimed biosimilars, to enable them to understand and comply with the regulatory requirements for the authorization of similar biologics in India. The Guidelines are applicable both to similar biologics developed in India and similar biologics imported into India.

The authorities involved in the approval process of biosimilars include the Review Committee on Genetic Manipulation, or RCGM, set up in the Department of Biotechnology Ministry of Science and Technology, Government of India; the Genetic Engineering Appraisal Committee, or GEAC, in the Ministry of Environment and Forests; and CDSCO, in the Ministry of Health and Welfare. The RCGM is responsible for authorizing import and export for research and development and review of data up to preclinical evaluation. The GEAC is a statutory body established for review and approval of activities involving large-scale use of genetically engineered organisms (also referred as living modified organisms) and products thereof in research and development, industrial production, environmental release and field applications. The CDSCO is the apex regulatory body for the regulation of drugs, including biosimilars. It is responsible for grant of import and export licenses, clinical trial approvals and authorizations for marketing and manufacturing. The State Food & Drug Administration works with CDSCO in each state within India and is responsible for the issuance of licenses to manufacture similar biologics in India. Other bodies involved in the approval process for biosimilars are the Recombinant DNA Advisory Committee, the Institutional Biosafety Committees, the State Biosafety Co-ordination Committees, the District Level Committees, and the State Licensing Authority.

China

China’s State Food and Drug Administration, or SFDA, has established a number of regulatory requirements for the registration, manufacture, quality standards, marketing, distribution, importation, pricing control, advertising and labeling of pharmaceutical products, including biosimilars, in China.

Pursuant to the Administrative Measures Governing Registration of Medicines issued by SFDA on July 10, 2007 and effective on October 1, 2007, a pharmaceutical product, whether manufactured domestically or imported from outside of China, must be registered and approved by SFDA or its local counterparts before it may be manufactured in or imported into China. Different registration requirements and formalities are applicable to the registration of new pharmaceutical products, generic pharmaceutical products and imported pharmaceutical products respectively. Biosimilar products manufactured within China and imported into China are treated as new pharmaceutical products and imported pharmaceutical products, respectively, in respect of registration requirements and formalities. A new pharmaceutical product must be registered and approved by SFDA before it can be manufactured. Once on the market, any change in dosage form or route of administration of the approved new pharmaceutical product, or any claim of a new indication for such product, shall be subject to the same scrutiny and procedure as if such change or new indication were a registration of a new pharmaceutical product. As a part of the registration process, the manufacturer of a new pharmaceutical product is also required to conduct pre-clinical trials, apply to SFDA for permission to conduct clinical trials, and, after clinical trials are completed, file clinical data with the SFDA for approval. Once a pharmaceutical product is approved by SFDA as a new pharmaceutical product and its manufacturer has met the requisite manufacturing requirements and is in possession of a manufacturing permit, SFDA will issue a New Medicine Certificate together with an approval number to the manufacturer and may, at its discretion, impose a monitoring period of not more than five years. During the monitoring period, SFDA will monitor the safety of the new pharmaceutical product, and will refrain from both (i) registering an identical pharmaceutical product manufactured or imported by another pharmaceutical company, and (ii) approving applications made by another pharmaceutical company for changes to the ingredients of its registered product which will render it identical to the new product. On January 7, 2009, SFDA promulgated the Administrative Measures Governing the Special Examination and Approval of New Medicine Registration, under which manufacturers of certain types of new pharmaceutical products may apply to follow the special examination and approval procedure with respect to clinical trial applications or production applications as the case may be. Under such special examination and approval procedure, SFDA will strengthen communications with the applicant and the application will be reviewed on an accelerated basis.

A manufacturer is required to obtain a manufacturing permit from the relevant provincial counterpart of SFDA before it may carry out manufacturing operations. The issuance of such permit is conditional upon satisfactory inspection of the applicant’s manufacturing facilities and the applicant’s satisfaction of certain personnel qualifications, sanitary conditions, quality assurance systems, management structure and equipment standards requirements. Pursuant to the Regulations on the Implementation of the Law of the Peoples Republic of China on the Administration of Medicines, which took effect on September 15, 2002, and the Measures on the Supervision and Administration of the Manufacture of Medicines, which took effect on August 5, 2004, a manufacturing permit is valid for five years and application for its renewal should be made to the relevant provincial counterpart of SFDA at least six months prior to its expiry. Manufacturers must also obtain GMP certification for production of pharmaceutical products in China. The Good Manufacturing Practice for Medicines (2010 revised edition) promulgated by the Ministry of Health and effective on March 1, 2011 is made up of a set of detailed guidelines on practices governing different aspects of the production of pharmaceutical products, including institutional qualifications, staff qualifications, production premises and facilities, equipment, hygiene, production management, quality control and assurance, product distribution and recall, documentation and raw material management. A GMP certificate is valid for a term of 5 years and application for its renewal should be made to the provincial counterpart of SFDA at least six months prior to its expiry.

Brazil

The regulatory body for approval of pharmaceuticals in Brazil is the Brazilian Health Surveillance Agency (Agência Nacional de Vigilância Sanitária, ANVISA). The rules concerning the registration of biosimilars are provided by ANVISA’s Resolution RDC n. 55/2010, which was drafted based on different international regulations and guidelines such as Health Canada (Canada), EMA (Europa), CECMED (Cuba), KFDA (Korea) and the World Health Organization’s Similar Biological Product Guidelines.

According to RDC n. 55/2010, there are two categories of biological and biotechnological products in Brazil: (i) reference biological products are denominated “new biological products” and (ii) biosimilars are treated simply as “biological products.” While new biological products are registered with ANVISA by means of filing a dossier containing all production, quality control and non-clinical and clinical data (Phase 1, 2 and 3 trials), there are two possible alternatives for registering a biosimilar: (i) the Development by Comparability and (ii) Individual Development pathways.

Through the Development by Comparability pathway, a biosimilar’s quality, efficacy and safety are compared to a new biological product already registered with ANVISA (the reference biologic or comparator), including its cellular origin, manufacturing process, quality attributes and clinical and non-clinical studies. Based on the comparability data presented, the clinical and non-clinical development requirements can be simplified. Development by Comparability also enables the extrapolation of efficacy and safety data to other indications.

The Individual Development pathway is recommended for non-innovative products for which the comparability exercise is not possible. In this case, the manufacturer may apply for registration with production, quality control and clinical (Phase 1 and 2) and non-clinical non-comparative data. The extension of the Phase 1 and 2 clinical trials may be reduced according to the molecule complexity and specific attributes. However, this pathway requires a comparative Phase 3 clinical trial (non-inferiority, clinical equivalence or superiority), except for hemoderivatives, vaccines and oncological products. This pathway does not allow for extrapolation of efficacy and safety data to other indications.

In both scenarios, RDC n. 55/2010 still requires that the manufacturer present a list of documents related to efficacy, quality and safety of the product for ANVISA’s evaluation. In the case of a product manufactured abroad, ANVISA also requires that such product be already registered in the country of origin. GMP Certificates issued by both ANVISA and by the country of origin are also mandatory.

Europe

The European Medicines Agency (“EMA”) is responsible for the evaluation and approval of marketing authorization applications for human and veterinary medicines in the European Union, or EU, under the “centralized procedure” set forth in Regulation (EC) No. 726/2004. The centralized procedure consists of “a single application, a single evaluation and a single authorisation” that allows applicants to obtain a marketing authorization that is valid throughout the entire European Economic Area, which is comprised of the 28 Member States of the EU plus Iceland, Norway, and Liechtenstein. In addition, each EU Member State also has its own procedures for authorizing, within its territory, medicines that fall outside of the scope of the centralized procedure.

Use of the centralized procedure is mandatory for biosimilars that are developed using one of the biotechnological processes enumerated in the Annex of Regulation (EC) No 726/2004.284. These include recombinant DNA technology, hybridoma and monoclonal antibody methods, and “controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells.” Use of the centralized procedure is permitted, but not mandatory, where the reference medicinal product was authorized via the centralized procedure. It may also be used in cases where the reference medicinal product was not authorized via the centralized procedure, if the biosimilar product applicant demonstrates that either: (1) its product constitutes a significant therapeutic, scientific, or technical innovation; or (2) granting a single European Community marketing authorization is in the interest of patients in the European Community as a whole. Other biosimilar products may be authorized by individual member countries on a national level.

The legal basis for authorization of biosimilars in the EU is set forth in Article 10(4) of Directive 2001/83/EC, as amended by Directive 2004/27/EC,292 and Article 6 of Regulation (EC) No. 726/2004. The primary objective of the evaluation of an application pursuant to Article 10(4) is to determine the similarity of a proposed biosimilar to a reference product. The regulation does not, however, establish an explicit standard for determining biosimilarity. Rather, “[w]hether a medicinal product would be acceptable using the ‘similar biological medicinal product’ approach depends on the state of the art of analytical procedures, the manufacturing processes employed, as well as clinical and regulatory experiences.” In addition, comparability studies are needed to generate evidence substantiating the similar nature, in terms of quality, safety and efficacy, of the new similar biological medicinal product and the chosen reference medicinal product authorized in the Community.

Article 10(4) of Directive 2001/83/EC establishes the pre-clinical and clinical testing requirements to support applications for biosimilars that do not meet the definition of generic medicinal products due to differences in raw materials or manufacturing processes. Annex I of the Directive sets forth the type and quantity of supplementary data that must be provided. To demonstrate biosimilarity between a proposed biosimilar medicinal product and a reference medicinal product, the EMA expects a robust head-to-head comparison that assesses quality, safety and efficacy. To demonstrate similar quality, the EMA requires studies comparing the structure and biological activity of the active ingredients in the proposed biosimilar and the reference medicinal product. Comparisons of safety and effectiveness must demonstrate the absence of significant differences between the proposed and reference products in terms of benefits and risks, including the risks of adverse immune reactions. Similar biological medicinal products are also subject to post-marketing monitoring requirements consistent with those applicable to the reference product. The EMA requires clinical safety of biosimilars to be monitored closely on an ongoing basis during the post-approval phase including continued benefit-risk assessment.

The EMA has issued a number of general and product-specific guidance documents clarifying its regulation of biosimilars. These guidance documents include guidance for industry on the non-clinical and clinical aspects of the development of biosimilars, as well as product-class-specific guidelines for the development of biosimilar epoetins, filgrastims, insulins, growth hormones, alfa interferons, monoclonal antibodies, beta interferons, follitropins, and low-molecular-weight heparins. Although the EMA recognizes that the diversity of biological medicinal products requires a case-by-case determination of the amount of data required for a particular application, the guidelines issued to date indicate that the demonstration of comparability requires, among other things, an assessment of purity and impurity profiles of the active substance and medicinal product, characterization of the physiochemical properties including composition and primary and higher order structures, and an assessment of biological activity with “biological assays using different approaches to measure the biological activity,” as appropriate.

The EU regulatory framework does not provide authority for the EMA to determine whether the biosimilar may be used interchangeably with the reference product. Instead, the EMA advises patients to speak with their doctors and pharmacists about the possibility of switching between a reference product and a biosimilar product. In addition, individual Member States have the authority to determine whether or not a biosimilar is interchangeable with, or should automatically be substituted for, the reference product. Throughout the EU, all similar biological medicinal products must include the following statement in their Summary of Product Characteristics, or SmPC: “[Invented Name] is a Biosimilar medicinal product. Detailed information is available on the website of the European Medicines Agency http://www.ema.europa.eu.”

A reference biological product receives a period of eight years of data exclusivity during which time applications for biosimilars may not be filed, starting from the date of the reference product’s initial authorization. In addition, the EMA may not issue a marketing authorization for a similar biological medicinal product application for a total of 10 years after the reference product’s approval, providing the reference product with an additional two years of market exclusivity after the initial eight years of data exclusivity. Market exclusivity may be extended for an additional year if the reference product sponsor obtains approval for a second significant new indication during the data exclusivity period. This framework is known as the “8 + 2 (+ 1)” exclusivity period. In addition, the patent protections available for reference products may further restrict or delay the development and approval of biosimilars. However, Article 11 of Directive 2001/83/EC and Article 3.3(b) of Regulation No. 726/2004 allow applicants and marketing authorization holders to exclude from their proposed product information those parts of the reference product’s SmPC that refer to indications or dosage forms that are covered by unexpired patents. Where patent protection of the reference product differs across Member States, the EMA allows the submission of duplicate applications for the biosimilar product to the extent that the reference product is protected by patents for certain therapeutic indications or pharmaceutical forms. Therefore, the duplicate application may contain more or fewer indications or pharmaceutical forms than the original application, as necessary to market the product in Member States where specific indications or pharmaceutical forms are protected by patents. An applicant that submits such applications must commit to extend the indications or pharmaceutical forms of the duplicate marketing authorization, or to withdraw the duplicate marketing authorization, as soon as the patents expire to ensure harmonization of the SmPCs across the EU.

United States

The Biologics Price Competition and Innovation Act, or BPCIA, enacted in 2010, established an abbreviated approval pathway for biosimilars in the United States. The law defines biosimilars as products that are highly similar to biologics already licensed by the FDA pursuant to Biologic License Applications, or BLAs, notwithstanding minor differences in clinically inactive components, and that have no clinically meaningful differences from the reference product in terms of safety, purity and potency. A biosimilar application submitted pursuant to the BPCIA must contain information demonstrating: (1) biosimilarity to the reference product through data derived from analytical studies, animal studies (including an assessment of toxicity) and clinical studies (including an assessment of immunogenicity and pharmacokinetics or pharmacodynamics), unless the FDA determines that such data are unnecessary, (2) sameness of strength, dosage form, route of administration and mechanism(s) of action with the reference product (where known), (3) approval of the reference product for the condition(s) of use prescribed, recommended or suggested in the labeling proposed for the biosimilar product, and (4) appropriate manufacturing, processing, packing, and holding facilities that meet the standards designed to ensure a safe, pure and potent medicine. Unless the FDA waives the requirement, clinical studies must be sufficient to show the safety, purity and potency of the proposed product for one or more ‘‘appropriate’’ conditions of use for which licensure is sought and for which the reference product is licensed. The FDA will approve a biosimilar application based on a finding of biosimilarity with the reference product.

A pending biosimilar application or a supplement to an approved biosimilar application may seek an FDA determination that the proposed or approved product is “interchangeable” with the reference product. FDA will determine that the product is interchangeable with the reference product if the application includes sufficient information to show that the product is biosimilar to the reference product and that it can be expected to produce the same clinical result as the reference product in any given patient. If the product may be administered more than once to a patient, the applicant must demonstrate that the risk in terms of safety or diminished efficacy of alternating or switching between the biosimilar and reference product is not greater than the risk of using the reference product without such alternation or switch. The determination of interchangeability means that the biosimilar product may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product, which is also subject to state laws. The first biosimilar determined to be interchangeable with a particular reference product for any condition of use is protected by a period of exclusivity that delays an FDA determination that a second or subsequent biosimilar product is interchangeable with that reference product for a period of time generally ranging from 12 to 42 months from approval or as determined by a number of patent litigation triggers.

A number of exclusivity protections for reference products are available that may delay submission and approval of biosimilar applications. The law prohibits the submission of a biosimilar application until four years after the date on which the reference product was first licensed, and delays the approval of a biosimilar application from becoming effective until twelve years after the date on which the reference product was first licensed. The first-licensure exclusivity provisions are not triggered by a supplement to the original application for the reference product, or by the submission of an entirely new BLA filed by the same sponsor or manufacturer of the reference product for certain changes made to the reference product. Such changes include (1) a non-structural change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, and (2) a structural change that does not result in a change in safety, purity or potency. As in the case of applications for approval of small molecule drugs in the United States, BLAs may be entitled to other periods of exclusivity, such as orphan exclusivity or pediatric exclusivity.

The BPCIA also establishes a detailed framework for potential patent disputes between biosimilar product sponsors and reference product sponsors. The biosimilar pathway approval process does not require patents to be listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (referred to as the “Orange Book”), and companies submitting biosimilar applications are not required to submit patent certifications. However, once the biosimilar applicant has received notification that the FDA has accepted its application for review, the BPCIA establishes a 20-day time frame within which time the biosimilar applicant must provide a copy of the application, along with any other information that describes the manufacturing processes for the biosimilar product, to the reference product sponsor’s in-house counsel, the reference product sponsor’s outside counsel, and/or a representative of the owner of a patent exclusively licensed to the reference product sponsor with respect to the reference product who has retained a right to assert the patent or participate in litigation. The reference product sponsor then has a specific timeframe within which to provide the biosimilar applicant with a list of patents for which it believes a patent infringement claim could reasonably be brought. Subsequently, the parties must engage in a back and forth negotiation regarding which patents will be part of the anticipated litigation, subject to timeframes and other requirements established in the BPCIA. The FDA continues to review the biosimilar application during this time. Unlike in the context of applications for small molecule generics submitted under the Hatch-Waxman Act, the BPCIA does not require the FDA to stay approval of a follow-on biologic application for 30 months once patent litigation has been initiated.

To date, the FDA has released four draft guidance documents regarding implementation of the regulatory pathway. However, no biosimilar product has yet been approved, and the FDA is still in the process of implementing the regulatory requirements for biosimilars in the United States.

Manufacturing

Epirus currently manufactures BOW015 through a contractual relationship with RLS. In order to migrate from traditional stainless steel manufacturing to single use disposable systems for its SCALE process, Epirus is working with Fujifilm Diosynth Biotechnologies UK Ltd., or Fujifilm, in the United Kingdom. Working with Fujifilm should also allow Epirus to expand future capacity and/or provide a back-up secondary manufacturing site. It is currently contemplated that product manufactured by RLS will provide supply for India, other territories where Ranbaxy acts as distributor, and Latin America. Epirus may elect at a future point in time to expand its relationship with RLS to supply additional markets. For Europe, Epirus plans to supply product directly from Fujifilm. For markets requiring in-country manufacturing, Epirus expects to work with local partners to deploy its SCALE manufacturing platform in whole or in part. This strategy provides Epirus with multiple sourcing options to enable uninterrupted product supply to its partners and therefore patients, and meet the needs of countries requiring locally-based manufacturing.

SCALE manufacturing platform enabling the In Market, For Market business

Manufacturing of biologics is currently shifting away from traditional methods involving steel bioreactors to small, single-use bioreactors. Until recently, production facilities relied on the use of relatively inflexible, hard-piped equipment including large, stainless steel bioreactors and tanks to manufacture product intermediates and buffers. However, there is an increasing trend towards the adoption of single-use technologies across the manufacturing process.

There are several key advantages to single-use technologies. These include:

•	Reduced capital costs for plant construction;

•	Reduced risk for product cross-contamination in a multiproduct facility;

•	Increased flexibility to change rapidly from one product to another;

•	Lower utility costs due to reduced need for steaming-in-place sterilization; and

•	Reduced time for a new facility to become operational.

Manufacturing using single-use bioreactors is at the heart of SCALE, Epirus’ biomanufacturing solution for biosimilars to be produced in emerging markets. The modular nature of the SCALE manufacturing facilities enables Epirus’ business plan of building manufacturing facilities to suit the local requirements of Epirus’ partners. Investment into a SCALE facility can range from $20 million to $40 million for a facility that, once up and running, could produce up to 150 kilograms of biologic material. Multiple biologic products can easily be manufactured in a single SCALE facility. Single-use bioreactors enable smaller production runs and facilitate operation of a multi-product facility that is well suited to the evolving market for biologics. Once the market demand exceeds the production output of a single bioreactor, additional equipment can easily be ordered and installed.

Modular nature of SCALE offers great flexibility

SCALE offers a flexible manufacturing solution for Epirus’ partners in emerging markets. Every aspect of biosimilar manufacturing can be handled inside a “POD,” a single modular manufacturing unit. Placed inside a warehouse, a POD needs only air, water and power to be fully functional. The PODs are designed to be compliant with Good Laboratory Practice, or GLP, and current Good Manufacturing Practice, or cGMP, requirements, and staffing at SCALE manufacturing sites can be very limited. These PODs and the single use biomanufacturing control systems are internet enabled allowing Epirus to monitor worldwide systems from its offices in Boston.

SCALE also includes integrated and comprehensive quality systems, documentation management, training and supply chain. The entire process is further enabled to allow technology transfer to partners in target countries.

Facilities

Epirus’ headquarters are located in Boston, MA, where they occupy approximately 3000 square feet of office space. The term of the lease expires in 2016. Epirus is currently planning to move within the same facility to about 8000 square feet. These new premises are anticipated to be sufficient for current and future operations and Epirus expects to be able to renew the lease for these premises upon its expiration.

Employees

As of April 2014, Epirus had 16 full-time employees. None of Epirus’ employees is represented by a labor union and Epirus considers their employee relations to be good.

Intellectual Property

Epirus currently owns trademark registrations in the United States to the marks “SCALE” and “In Market, For Market”. As a company focused on biosimilars, Epirus does not own any product related patents.

In January 2009, Epirus’ predecessor, Moksha8 Pharmaceuticals, Inc., or Moksha8, acquired rights in and title to the GPEx Cell Line from Catalent Pharma Solutions, LLC (“Catalent”) for the gene expression product M80015 (renamed BOW015), subject to our obligation to pay certain milestones and royalties on net sales to Catalent with respect to the development and commercialization of BOW015. The agreement with Catalent was assigned to Epirus on May 14, 2009. Epirus is required to make certain payments relating to the commercialization of BOW015 to Moksha8 in connection with the assignment of the agreement with Catalent and the rights thereunder. Please see “Epirus’ Business—Intellectual Property—Acquisition and License Agreements” for a more detailed description of Epirus’ rights and obligations with respect to BOW015.

Epirus is the non-exclusive licensee, under two separate license agreements with Bioceros, LLC (“Bioceros”) to certain proprietary cell lines applicable to Epirus’ pipeline biosimilar monocolonal antibody products, including the cell lines for BOW030 (bevacizumab), and BOW050 (adalimumab). Under its agreements with Bioceros, Epirus has the right to manufacture and commercialize products derived from the applicable cell lines worldwide, with the exception of the right to commercialize one specified monoclonal antibody or trastuzumab in China, Hong Kong and Macau, which right is retained by Bioceros.

Acquisition and License Agreements

Catalent Pharma Solutions, LLC

In January 2009, Moksha8 entered into a cell line sale agreement with Catalent Pharma Solutions (“Catalent”) for the acquisition of a gene expression cell line for BOW015 developed by Catalent for Moksha8 pursuant to a separate development and manufacturing agreement dated July 14, 2008 (the “GPEx Cell Line” and such agreement the “Cell Line Agreement”). The Cell Line Agreement was assigned to Epirus on May 14, 2009. Under the terms of the Cell Line Agreement, Epirus exercised an option to acquire all rights in the GPEx Cell Line for development and commercialization of products using the GPEx Cell Line, namely BOW015, subject to certain obligations to make contingent payments to Catalent.

Epirus paid Catalent $0.1 million on execution of the Cell Line Agreement, and paid a further $0.1 million upon exercise of Epirus’ option to complete the purchase of the GPEx Cell Line. Epirus is required to make additional payments to Catalent of up to $0.7 million in the aggregate upon the achievement of certain development and regulatory milestones. In March 2013, Epirus paid $0.2 million to Catalent upon the occurrence of certain clinical trial events for BOW015. Pursuant to the agreement Epirus will be obligated to pay an additional $0.5 million for the achievement of certain development and regulatory milestones. In addition, Epirus will be required to pay a contingent sale fee in the form of royalties on worldwide net sales of BOW015 or any other product manufactured using the GPEx Cell Line at a percentage in the very low single digits for a period of 20 years following the first commercial sale, and thereafter at a rate of less than one percent.

Either Epirus or Catalent may terminate the Cell Line Agreement on 60 days’ notice for the other party’s material breach of the agreement, or for the other party’s insolvency, and in the event of Catalent’s termination for Epirus’ breach of the Cell Line Agreement, Epirus’ ownership rights in the GPEx Cell Line would revert to Catalent. If Epirus terminates the Cell Line Agreement for Catalent’s breach, Epirus will retain ownership of the GPEX Cell Line, but its payment obligations to Catalent will terminate.

Moksha8 Pharmaceuticals, Inc.

In December 2010, Epirus entered into a Revenue and Negotiation Rights Agreement (the “Moksha8 Revenue Agreement”) with Moksha8 to settle an outstanding promissory note issued by us to Moksha8 in May 2009. The Moksha8 Revenue Agreement provides for certain contingent payments to be made to Moksha8 based upon future licensing revenues and worldwide net sales of products that are based on the assets acquired from Moksha8, namely BOW015, biosimilar adalimumab and biosimilar rituximab (the “Products”).

Under the Moksha8 Revenue Agreement, Epirus is required to pay Moksha8 tiered royalties based on net sales of Products by Epirus or its affiliates at percentages ranging from the very low single-digits up to the very low double digits, depending on the applicable Product. If Epirus grants rights to any third party to commercialize the Products, Epirus is also required to pay to Moksha8 a portion of all licensing revenue received by Epirus from any such third party under any such agreements, at a tiered percentage ranging from the mid-single digits up to the mid-teens, depending on the specific Product. Epirus has the right to defer certain components of the licensing revenue payments owed to Moksha8 for a specified period, subject to the payment of interest on such deferred payments at a specified rate. Epirus‘ obligation to pay royalties to Moksha8 under the Moksha8 Revenue Agreement for sales by Epirus or its affiliates will expire, on a country-by-country and Product-by-Product basis, on the tenth anniversary of the first commercial sale of such Product in such country, and Epirus’ obligation to make payments of licensing revenue will expire ten years following the first commercial sale of a Product by the applicable third party.

On a product-by-product basis, if Epirus wishes to grant rights to a third party to commercialize a Product prior to December 2015 in certain specified Latin American territories, Epirus is required to notify Moksha8 of its desire to grant such rights, and to offer to Moksha8 a simultaneous right to negotiate with Epirus for the grant of such rights in such countries), provided that Moksha8’s right of negotiation is non-exclusive, and does not restrict Epirus’ ability to enter into a definitive agreement with a third party for the grant of such rights at any time.

Either Epirus or Moksha8 may terminate the Moksha8 Revenue Agreement on 60 days’ notice for the other party’s material breach of the agreement, however given the scope of the agreement, Epirus believes that any such termination would not impact its rights in any assets acquired by Epirus from Moksha8.

Bioceros B.V.

In April 2013, Epirus entered into a license agreement with Bioceros B.V., or Bioceros (the “Bioceros Agreement”), pursuant to which Bioceros granted to Epirus a non-exclusive license under its rights in the cell lines and associated intellectual property relating to trastuzumab, bevacizumab and rituximab to permit Epirus to manufacture and commercialize antibody products incorporating the licensed antibodies worldwide, provided that solely with respect to trastuzumab, the territory licensed to Epirus does not include China, Macau and Hong Kong. Bioceros also granted to Epirus the right to receive the tangible embodiments of the cell line and all related know-how for trastuzumab, and an option, subject to payment of certain option fees, to evaluate and receive the tangible embodiments of the cell lines and know-how relating to rituximab and bevacizumab. Epirus exercised its option in relation to bevacizumab in June 2013, and subsequently Bioceros has transferred to Epirus the cell line for bevacizumab. The Bioceros Agreement was amended in June 2013 to modify certain payment provisions, and to provide for the performance of certain pre-clinical services by Bioceros, in each case in relation to bevacizumab.

In October 2013, Epirus entered into a second license agreement with Bioceros (the “Second Bioceros Agreement”) on substantially similar terms to those of the April 2013 Bioceros Agreement, pursuant to which Bioceros granted to Epirus a non-exclusive license under its rights in the cell line and associated intellectual property relating to adalimumab, to permit Epirus to manufacture and commercialize antibody products incorporating adalimumab worldwide except Japan.

Under the Bioceros Agreement, Epirus paid to Bioceros an up-front payment of $0.3 million as a license issuance fee applicable to the rights in trastuzumab, and has paid a further $0.4 million in the aggregate as a result of the exercise of Epirus’ option in June 2013 with respect to bevacizumab. Under the Second Bioceros Agreement Epirus paid to Bioceros an up-front payment of $0.07 million upon execution of the Second Bioceros Agreement, and in the first quarter of 2014, paid a further up-front payment of $0.3 million as a license issuance fee applicable to the rights in adalimumab. Under each of the Bioceros Agreement and the Second Bioceros Agreement, Epirus is also required to pay to Bioceros a tiered annual license maintenance fee, and will be required to make certain payments to Bioceros upon the achievement of specified regulatory milestones for the products covered by the Bioceros Agreement, totaling up to $1.2 million in the aggregate for all potential products across both agreements. Upon commercialization of products covered by the rights licensed under the Bioceros Agreement and the Second Bioceros Agreement, Epirus will be required to pay, on a product-by-product basis, a royalty on net sales at a rate of less than one percent, subject to a specified minimum and maximum annual royalty amount under each agreement. Our obligation to pay royalties to Bioceros under each of the Bioceros Agreement and the Second Bioceros Agreement will expire, on a product-by-product basis, on the date that is 10 years following the first commercial sale of each such product. Epirus is required to use commercially reasonable efforts to develop and commercialize products in the licensed territory.

Absent earlier termination, Epirus’ agreements with Bioceros will remain in force until the expiration of all payment obligations under the applicable agreement. Either Epirus or Bioceros may terminate either agreement with Bioceros on 30 days’ notice for the uncured material breach by the other party, or immediately upon the other party’s insolvency. Epirus may terminate each agreement, on an antibody asset-by-antibody asset basis for any reason on 60 days’ notice to Bioceros, and Bioceros may terminate the agreements in the event that Epirus challenges any Bioceros patents included in Bioceros’s proprietary antibody production platform.

Ranbaxy Laboratories Limited

In January 2014, Epirus entered into a license agreement with Ranbaxy, pursuant to which Epirus granted to Ranbaxy exclusive rights under Epirus’ intellectual property and regulatory materials relating to BOW015, to develop and commercialize BOW015 in India and certain other countries in Asia and North Africa. Ranbaxy will distribute and sell BOW015 in India under the marketing authorization granted for BOW015 in March 2014, and held by RLS, Epirus’ manufacturing partner in India. Under Epirus’ agreement with Ranbaxy, Epirus will be responsible, through RLS, for supplying BOW015 to Ranbaxy for sale in the licensed territory. Epirus expects that Ranbaxy will launch commercial sales of BOW015 in India in late 2014.

Under Epirus’ agreement with Ranbaxy, Ranbaxy paid to Epirus an up-front payment of $0.5 million, and will be required to make payments to Epirus upon the achievement of certain regulatory and commercialization milestones of up to $1 million in the aggregate. Following launch of BOW015, Ranbaxy will also be required to make payments to Epirus upon the achievement of specified levels of aggregate gross sales of BOW015 in the licensed territory totaling up to $10 million in the aggregate, and to pay to Epirus a royalty on net sales of BOW015 at a percentage in the mid-teens, subject to reductions in certain circumstances. Ranbaxy’s obligation to pay royalties to Epirus will expire 20 years following the first commercial sale of BOW015 in the licensed territory.

Epirus’ agreement with Ranbaxy will remain in force, absent earlier termination, 20 years following the first commercial sale of BOW015 in the licensed territory. Either party may terminate the agreement on 60 days’ notice for the other party’s uncured material breach or insolvency, or upon 30 days’ notice in the event that Epirus’ rights under its agreement with Catalent for the rights in the BOW015 cell line are terminated, and Epirus may terminate the agreement upon 45 days’ notice in the event of a patent challenge brought by Ranbaxy in relation to any patents licensed under the agreement. Ranbaxy may also terminate the agreement on 60 days’ notice to Epirus in the event of certain failures relating to the qualification of the manufacturing facility for production of BOW015, unless Epirus provides an appropriate plan to remedy such issues, and uses commercially reasonable efforts to execute such plan, in which case the cure period for such manufacturing related breaches is extended for two years following the date of the remedial plan. If Epirus fails to cure such breaches within such two year period, and Ranbaxy elects to terminate the agreement, Epirus may, under certain circumstances, be required to pay specified amounts in damages to Ranbaxy as Ranbaxy’s sole remedy for such breach.

EPIRUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected historical consolidated financial information” and the financial statements and related notes, all included elsewhere in this joint proxy statement/prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should read “Risk factors” for a discussion of important factors that could cause or contribute to these differences.

Overview

We are a commercial-stage biotechnology company focused on improving patient access to important biopharmaceuticals by developing, manufacturing, and commercializing biosimilar therapeutics in targeted geographies worldwide. Our pipeline of biosimilar product candidates includes BOW015 (infliximab), BOW050 (adalimumab), and BOW030 (bevacizumab), for which the reference biologics, Remicade®, Humira®, and Avastin®, respectively, in aggregate generated $26.2 billion globally in 2013. We are advancing development and commercialization partnerships in Brazil, China, India, and additional markets in southeast Asia and north Africa. In March 2014, our manufacturing partner, Reliance Life Sciences (RLS) obtained marketing approval in India for BOW015 as a treatment for rheumatoid arthritis.

Biosimilars are highly similar versions of approved, reference biological drug products. Initially, we were focusing on biosimilars to therapeutic monoclonal antibodies, or MAbs. We are seeking to take advantage of a convergence of four trends shaping the global biosimilars market. First, the market for MAb therapeutics is large and growing and comprises many of the top-selling therapeutics in the world. Sales of MAb biologics accounted for $61.8 billion globally in 2013 and grew at a compound annual growth rate of 14% from 2010 through 2013. We are seeking to develop and commercialize biosimilars to address these large markets at a cost that is expected to be significantly less than that incurred by the innovators of the respective reference drugs. Second, sixteen of these MAb biologic therapeutics represented $43.3 billion of global sales in 2013 and are expected to lose patent protection globally between now and 2020, creating an opportunity for companies focusing on such biosimilars. Third, defined but diverse commercial and regulatory frameworks exist globally for the introduction of biosimilars, including MAb biosimilars. Fourth, MAbs are often very expensive. In many countries outside the United States, public and private payors are seeking to lower the cost of biologics and improve patient access to these important medications. This favors biosimilar versions of biologics which are priced at a discount to the reference branded product.

We have developed the capabilities and built a team to capitalize on these global trends. These capabilities include a proprietary, fully-integrated SCALE™ manufacturing platform, which enables turn-key, locally-based manufacturing of MAb biosimilar products for direct supply into global markets. SCALE™ enables In Market, For Market™ manufacturing to countries that require local production. We believe its In Market, For Market™ solution provides the ability to accelerate access to these biologic therapies in many emerging markets. Our know-how enables the development and commercialization of such biosimilars for a broad range of markets. Specifically, we have built a core competency to develop, manufacture and commercialize MAb biosimilars in target markets outside the United States.

Our strategy for commercial success relies on tailored approaches to address the diversity of target global markets. We see three major target markets with corresponding market strategies. The first category is where our initial commercial efforts are expected to be directed, and includes markets where we can leverage the regulatory package used for the regulatory approval granted for BOW015 in India, and where authorities in such markets will accept importation of biologics manufactured outside of their respective markets. The second category includes markets where existing clinical data is likely to be supportive of approval, locally-based manufacture is likely to be required and additional clinical data may be required. In these markets, we intend to collaborate with local partners to enable in-country production of its products using our proprietary SCALE™ manufacturing platform. Finally, the third category includes Europe, which requires a separate regulatory approval, and other international markets not addressed in the prior first two categories, which have established biosimilar regulatory frameworks and may reference a European product approval package. For these markets, we intend to commercialize its products using a licensing and/or distribution model in conjunction with direct sales. We believe that the combination of early launch in emerging markets and a subsequent launch in Europe is the optimal strategy for building a high-growth global biosimilars business.

The most advanced biosimilar in our pipeline is BOW015, a biosimilar version of infliximab (Remicade®). Remicade is a prescription product marketed globally by Johnson & Johnson, Merck Schering and Mitsubishi Tanabe for the treatment of inflammatory diseases including rheumatoid arthritis, Crohn’s Disease, ankylosing spondylitis, psoriatic arthritis and psoriasis. In 2013, Remicade sold $8.4B worldwide.

We have reported positive bioequivalence and efficacy data in the clinical development program for BOW015, including a Phase 1 clinical trial in the U.K. and a Phase 3 clinical trial in India in each case showing equivalence with Remicade as the reference product. In March 2014, Epirus’ manufacturing partner, Reliance Life Sciences (RLS), obtained marketing approval in India for BOW015 for rheumatoid arthritis on the basis of our Phase 3 trial. We intend to commercialize BOW015 in India with our partner Ranbaxy Laboratories (Ranbaxy) in late 2014. Additionally, with Ranbaxy and other potential partners, we intend to file for regulatory approval in additional markets where our current data are deemed sufficient for approval. We expect to commence a Phase 3 trial for BOW015 in Europe in the first half of 2015. If this trial is successful, Epirus intends to pursue regulatory approval for BOW015 in Europe.

Formation

Epirus, formerly known as Fourteen22, Inc., was originally incorporated in the Cayman Islands on November 26, 2008 as a wholly owned subsidiary of Moksha8, Inc. (“Moksha8”). On January 18, 2011, Epirus became a Delaware corporation. Epirus was legally separated from Moksha8 on January 25, 2011.

On January 25, 2011, Epirus entered into the a Series A Convertible Preferred Stock and Warrant Purchase Agreement (the “Series A Preferred Financing”) whereby it sold 8,035,557 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) and warrants to purchase 1,205,333 shares of Series A Preferred to four investors for approximately $8.0 million in gross proceeds in the initial closing. The offering also contemplated a second closing of an additional 22,064,443 shares of its Series A Preferred and warrants to purchase 3,309,666 shares of Series A Preferred for approximately $22.1 million in proceeds, upon (a) the achievement of certain clinical milestones or (b) at the option of 70% of the Series A Preferred investors.

Prior to the Series A Preferred Financing, Epirus was wholly owned by Moksha8. Immediately after the Series A Preferred Financing, Moksha8 owned approximately 4.8% of Epirus on a fully diluted basis, representing all of the outstanding common shares at that time. In connection with the change in control associated with the Series A Preferred Financing, the Company applied push-down accounting as of January 25, 2011. As a result of the application of push-down accounting in connection with the Series A Preferred Financing, Epirus’ financial statement presentations herein, and in the accompanying financial statements included elsewhere in this joint proxy statement/prospectus, represent the financial statements for periods subsequent to the Series A Preferred Financing. Epirus applied push-down accounting and its financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Series A Preferred Financing date, January 25, 2011. The consolidated financial statements presented herein are those from January 25, 2011 through December 31, 2013. See Note 4 of the accompanying financial statements included elsewhere in this joint proxy statement/prospectus for additional information regarding the Series A Preferred Financing and the application of push-down accounting.

In August 2013, Epirus transferred all of its intellectual property to its subsidiary, Epirus Switzerland GmbH, a Swiss corporation.

Financial Overview

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the research and development of our preclinical and clinical candidates, and include:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense;

•	expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and consultants that conduct our clinical trials and preclinical activities;

•	payments made under our licensing agreements;

•	the cost of acquiring, developing and manufacturing clinical trial materials and lab supplies;

•	facility, depreciation and other expenses, which include direct and allocated expenses for rent, maintenance of our facility, insurance and other supplies; and

•	costs associated with preclinical activities and regulatory operations.

We expense research and development costs to operations as incurred. We recognize costs for certain development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or information provided to us by our vendors.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

For the period from January 25, 2011 through December 31, 2013, we incurred an aggregate of $26.7 million in research and development expenses, which is virtually all due to BOW015 with limited research and development expense attributable to BOW050 and BOW030. We expect that our research and development expenses will increase substantially as we continue our ongoing Phase 3 clinical trials of BOW015. In addition, we expect to incur increased costs resulting from development of BOW050, and BOW030.

Because of the numerous risks and uncertainties associated with product development, however, we cannot determine with certainty the duration and completion costs of these or other current or future clinical trials of BOW015 or our other product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rate and significant and changing government regulation. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs such as stock-based compensation for personnel in executive, finance, business development, corporate communications and human resource functions, facility costs not otherwise included in research and development expenses, patent filing fees and professional legal fees. Other general and administrative expenses include travel expenses and professional fees for consulting, auditing and tax services.

We anticipate that our general and administrative expenses will increase for a number of reasons, including:

•	support of the anticipated expansion of our research and development activities as we continue the development of our product candidates;

•	increases in payroll, expansion of infrastructure and higher consulting, legal, accounting and investor relations costs, and directors and officers insurance premiums, all associated with operating as a public company;

•	if and when we believe a regulatory approval of our first product candidate appears likely, anticipated increases in our payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates; and

•	increases as a result of higher costs associated with being a public company with stock listed on a publicly-traded exchange.

Interest Expense

Interest expense primarily reflects the amortization of debt discounts and interest expense in connection with convertible note agreements entered into on March 13, 2013, and October 1, 2013. In connection with the issuance of the convertible notes, we issued warrants to purchase up to 2,499,996 shares of Series A Preferred with an exercise price of $0.01 per share. As all of our convertible notes converted to equity in April 2014, we expect our interest expense for 2014 to decrease.

Change in Fair Value of Warrant Liability

Other income (expense) consists of fair value adjustments on warrants for the purchase of our preferred stock. We do not anticipate that we will recognize any further amounts with respect to these fair value adjustments as a result of the conversion of all outstanding warrants to purchase our preferred stock into warrants to purchase our common stock in connection with the completion of the Merger.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to intangible assets, goodwill, stock-based compensation, accrued expenses and income taxes. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as “critical” because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. It is important that the discussion of our operating results that follows be read in conjunction with the critical accounting policies discussed below.

Fair Value of Financial Instruments

We are required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. See Note 11 of the notes to the accompanying financial statements included elsewhere in this joint proxy statement/prospectus for additional information. We determine the fair market values of our financial instruments based on the fair value hierarchy, which is a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported or disclosed fair value of the financial instruments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy, and its applicability to our financial assets and liabilities, are described below:

Level 1 Inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 Inputs: Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 Inputs: Pricing inputs are unobservable for the assets or liabilities, that is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the assets. Level 3 includes private investments that are supported by little or no market activity.

As of December 31, 2012 and 2013, we held financial assets and liabilities that were measured using Level 1 and Level 3 inputs. Assets measured using Level 1 inputs include cash and cash equivalents, which are held in depository accounts.

The warrant liability represents the liability for outstanding warrants to purchase shares of Series A preferred issued to investors in connection with our Series A Preferred financings and issued to holders of our convertible notes. The warrant liability is calculated using the Black-Scholes option pricing model. This valuation method uses inputs such as fair value of our Series A Preferred shares, historical volatility, the term of the warrant and risk-free interest rates. As of December 31, 2012, we determined the fair value of our Series A Preferred utilizing the option-pricing method (“OPM”) as the type of exit event was unknown as of the measurement date. At December 31, 2013, the fair value of the Series A Preferred was determined using a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

The hybrid method is a hybrid between the PWERM and the OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one of or more of those scenarios. In this valuation the hybrid model considers two possible outcomes: an IPO and a later, unspecified liquidity event, which is modelled using the OPM.

For the IPO scenario, equity value is estimated using the guideline public company (“GPC”) method under the market approach and the discounted cash flow (“DCF”) method under the income approach. Under the GPC method, equity value is estimated as a multiple of paid-in capital, using the median multiple indicated by selected initial public offerings by biotechnology companies. For the DCF method, a discount rate of 35% is assumed.

In the OPM, equity value is estimated by back-solving the overall hybrid value such that the result is equal to the anticipated price of a future preferred stock series. The OPM assumes 2.75 years to liquidity and annual volatility of 53%.

As of December 31, 2013, we had Level 3 liabilities that represented approximately 86% of our total assets and 26% of our total liabilities. The warrant liability balance will continue to fluctuate until all of the warrants to purchase our preferred stock are exercised or converted into warrants to purchase common stock in connection with the Merger. Increases and decreases in the aggregate fair value of these liabilities will affect net loss as changes in fair value are recognized as other income (expense), but the changes will not significantly impact our liquidity and capital resources.

The fair value of our convertible notes is determined using current applicable rates for similar instruments with similar conversion and settlement features as of the balance sheet date. The carrying value of our convertible notes payable approximates their fair value considering their short-term maturity dates and considering that the stated interest rate is near current market rates for instruments with similar conversion and settlement features. The fair value of our convertible notes is determined using Level 3 inputs.

Intangible Asset

Our intangible asset consists of acquired in-process research and development (“IPR&D”), which was recognized in connection with the application of push-down accounting, on January 25, 2011. See Note 4 of the notes to the accompanying consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional information. IPR&D represents the fair value assigned to research and development assets that were not fully developed at the date of acquisition. IPR&D is capitalized on our consolidated balance sheet at its acquisition-date fair value. Until the project is completed, the assets are accounted for as indefinite-lived intangible assets and subject to impairment testing. Upon completion of the projects, the carrying value of IPR&D is amortized over the estimated useful life of the asset.

When performing the impairment assessment noted above, we first assess qualitative factors to determine whether it is necessary to recalculate the fair value of acquired IPR&D. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of acquired IPR&D is less than its carrying amount, we calculate the fair value using the same methodology as described above. If the carrying value of our acquired IPR&D exceeds its fair value, then the intangible asset is written down to its fair value. For the years ended December 31, 2012 and 2013, we determined that there was no impairment of our IPR&D.

Goodwill

Goodwill was $1.5 million as of December 31, 2012 and 2013, and recognized in connection with the application of push-down accounting in January 2011. Goodwill represents the difference between the consideration transferred and the fair value of the net assets acquired under the acquisition method of accounting for push-down accounting. Goodwill is not amortized but is evaluated for impairment within our single reporting unit on an annual basis, during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying amount. When performing the impairment assessment, the accounting standard for testing goodwill for impairment permits a company to first assess the qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the goodwill is impaired. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of goodwill is impaired, we must perform the first step of the goodwill impairment test. We have determined that goodwill was not impaired as of December 31, 2013. We did not recognize any impairment charges related to goodwill during the years ended December 31, 2012 and 2013, nor the period from January 25, 2011 through December 31, 2013.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed for us and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with clinical trials;

•	CMOs with respect to clinical materials and intermediaries;

•	vendors in connection with preclinical development activities; and

•	vendors related to manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed we may report amounts that are too high or too low in any particular period. To date, there has been no material differences from our estimates to the amount actually incurred.

Stock-Based Compensation

We account for grants of stock options and restricted stock based on their grant date fair value and recognizes compensation expense over the vesting period. We estimate the fair value of stock options as of the date of grant using the Black-Scholes option-pricing model and restricted stock based on the fair value of the underlying common stock as determined by the board of directors. See Note 15 of the notes to the accompanying financial statements included elsewhere in this joint proxy statement/prospectus for additional information.

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. The expense is adjusted for actual forfeitures at year-end. Stock-based compensation expense recognized in the consolidated financial statements is based on awards that are ultimately expected to vest.

Total stock-based compensation expense is recognized for stock options and restricted stock granted to employees and nonemployees and has been reported in our consolidated statement of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,		January 25, 2011 through December 31, 2013
	2012	2013
Stock options	$146	$126	$272
Restricted stock	10	14	24

Total stock-based compensation expense	$156	$140	$296

We estimated the fair value of stock options of each award at the grant date using assumptions regarding the fair value of the underlying common stock on each grant date and the following additional assumptions:

	Years ended December 31,
	2012	2013
Risk-free interest rate	0.88% – 1.03%	1.09% – 1.81%
Expected volatility	60.20% – 65.34%	66.99%
Expected term (in years)	6.00	6.00
Expected dividend yield	0.0%	0.0%

Stock-based compensation expense recognized for options granted to consultants is also based upon the fair value of the options issued, as determined by the Black-Scholes option pricing model. However, the unvested portion of such option grants is re-measured at each reporting period, until such time as the option is fully vested.

All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant as determined by our board of directors. Our board of directors has historically determined, with input from management, the assistance of a third party valuation specialist and the guidance outlined in the American Institute of Certified Public Accountants Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid, the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors, including:

•	the prices at which we sold shares of convertible preferred stock;

•	the superior rights and preferences of securities senior to our common stock at the time of each grant;

•	the likelihood of achieving a liquidity event such as a public offering or sale of our company;

•	our historical operating and financial performance and the status of our research and product development efforts; and

•	the achievement of enterprise milestones, including our entering into collaboration and license agreements.

If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

Our board of directors also considers valuations provided by a third party valuation specialist in accordance with the Practice Aid in determining the fair value of our common stock and has consistently used the most recent valuation provided by management for determining the fair value of our common stock unless a specific event occurs that necessitates an interim valuation. We determined the fair value of our common stock at December 31, 2012 and April 1, 2013 utilizing the OPM as the type of exit event was unknown as of the measurement dates. As of September 30, 2013 and December 31, 2013, we determined the fair value of our common stock utilizing a hybrid method of the PWERM and OPM as we began to consider an IPO or reverse merger as an additional strategy. The hybrid method is consistent with the fair value methodology used for the valuation of our Series A Preferred. Refer to the Fair Value of Financial Instruments section above for a description of the OPM, the PWERM and the hybrid method. The dates of our contemporaneous valuations have not always coincided with the dates of our stock option grants. In determining the exercise prices of the stock options set forth in the table above, our board of directors considered, among other things, the most recent contemporaneous valuation of our common stock and their assessment of additional objective and subjective factors that were relevant as of the grant dates. The estimates and assumptions used in the valuations of our preferred and common stock and share-based compensation are highly complex and subjective. The foregoing valuation methodologies are not the only methodologies available. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices. Following the consummation of the merger with Zalicus, the fair value of our common stock would be determined based on the quoted market price of the combined company’s common stock.

The following table presents the grant dates and related exercise prices of stock options granted from January 1, 2013 to December 31, 2013:

Date of Issuance	Nature of Issuance	Number of Shares	Exercise or Purchase Price per Share	Per Share Estimated Fair Value of Common Stock(1)	Per Share Weighted Average Estimated Fair Value of Options(2)
May 14, 2013	Option grant	504,709	$0.12	$0.16	$0.11
July 8, 2013	Option grant	669,000	$0.16	$0.16	$0.10

(1)	The per share estimated fair value of common stock represents the determination by our board of directors of the fair value of our common stock as of the grant date, taking into account various objective and subjective factors and including the results, if applicable, of valuations of our common stock.
(2)	Our estimate of the per share weighted average fair value for stock option grants was determined using the Black-Scholes option-pricing model.

Income Taxes

We account for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date.

We recognize net deferred tax assets through the recording of a valuation allowance to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that we would be able to realize its deferred tax assets in the future, in excess of its net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Results of Operations

The following discussion summarizes the key factors our management team believes are necessary for an understanding of our financial statements.

Comparison of Years Ended December 31, 2013 and December 31, 2012:

The following table sets forth our results of operations for each of the periods set forth below (in thousands):

	Years Ended December 31,		Change
	2012	2013	$	%
Operating expenses:
Research and development	$10,864	$9,659	$(1,205)	-11%
General and administrative	3,785	4,809	1,024	27%

Total operating expenses	14,649	14,468	(181)	-1%

Loss from operations	(14,649)	(14,468)	181	-1%

Other income (expense):
Interest expense	(334)	(5,543)	(5,209)	1560%
Change in fair value of warrant liability	(352)	(789)	(437)	124%
Other income, net	148	5	(143)	-97%

Total other expense, net	(538)	(6,327)	(5,789)	1076%

Net loss	$(15,187)	$(20,795)	$(5,608)	37%

Research and development expenses—For the year ended December 31, 2013, research and development expense was $9.7 million compared to $10.9 million for the year ended December 31, 2012, a decrease of $1.2 million, or 11%. This decrease was primarily the result of decreased clinical costs related to our Phase 1 clinical trial for BOW015 of $1.5 million, decreased consulting costs of $1.0 million and decreased clinical manufacturing costs of $0.9 million and offset in part by increased clinical costs related to our Phase 3 clinical trial for BOW015 of $1.1 million, higher payroll and related expenses of $0.6 million and licenses fees of $0.6 million. We expect research and development expense to increase significantly for the year ending December 31, 2014, compared to the year ended December 31, 2013.

General and administrative expenses—For the year ended December 31, 2013, general and administrative expense was $4.8 million compared to $3.8 million for the year ended December 31, 2012, an increase of $1.0 million, or 27%. This increase was primarily the result of increased professional fees of $1.1 million incurred during the year ended December 31, 2013, as compared to the year ended December 31, 2012. We expect our general and administrative expense for the year ending December 31, 2014 to increase, compared to the year ended December 31, 2013.

Interest expense—For the year ended December 31, 2013, interest expense was $5.5 million. Interest expense primarily reflects interest expense and the amortization of debt discounts related to convertible notes entered into during 2013. The $0.3 million of interest expense as of December 31, 2012 was primarily due to interest expense and the amortization of debt discounts related to convertible notes entered into during 2013. We expect our interest expense for the year ending December 31, 2014 to decrease, compared to the year ended December 31, 2013.

Change in fair value of warrant liability—For the year ended December 31, 2013, the change in fair value of the warrant liability, was $0.8 million compared to $0.4 million for the year ended December 31, 2012, an increase of $0.4 million, or 124%. This increase was primarily a result of an increase in outstanding warrants and an increase in the fair value of our stock.

Liquidity and Capital Resources

From inception to December 31, 2013, we have incurred an accumulated deficit of $44.7 million, primarily as a result of expenses incurred through a combination of research and development activities related to our various product candidates and expenses supporting those activities. We have financed our operations since inception primarily through the private sale of preferred stock. Our total cash and cash equivalents balance as of December 31, 2013 was $1.8 million. On March 10, 2014, we issued $5.0 million of convertible notes to finance our operations. The notes bore interest at a rate of 8% per annum and had a maturity date of April 30, 2014. Additionally, the board of directors authorized us to enter into a Series B Convertible Preferred Stock Purchase Agreement (the “Series B Preferred Financing”) whereby we are authorized to sell up to 39,409,773 shares of its Series B convertible preferred stock pursuant to which we may raise up to approximately $50.1 million. We consummated the first sale of Series B preferred stock in April 2014, whereby we issued 24,409,444 shares of Series B convertible preferred stock for aggregate gross proceeds of $31.0 million and 3,947,363 shares of Series B convertible preferred stock as a result of the conversion of $5.0 million of all of the April 2014 convertible notes including less than $0.1 million of accrued but unpaid interest.

We believe that our existing resources, including proceeds from the sale of our Series B convertible preferred stock in April 2014, will be sufficient to fund our planned operations into the second quarter of 2015, and with the additional net cash and cash equivalents of Zalicus, assuming that the merger with Zalicus is completed, would be sufficient to fund our planned operations into the third quarter of 2015. We have based this estimate on assumptions that may prove to be wrong, and we could use up our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including the scope and progress made in our research and development activities and our clinical trials. If we fail to obtain additional future capital, we may be unable to complete our planned preclinical and clinical trials and obtain approval of any product candidates from the FDA and other regulatory authorities.

The following table sets forth the major sources and uses of cash for each of the periods set forth below (in thousands):

	Years Ended December 31,
	2012	2013
Net cash used in operating activities	$(16,868)	$(12,878)
Net cash used in investing activities	(37)	(86)
Net cash provided by financing activities	14,878	12,528

Net decrease in cash and cash equivalents	$(2,027)	$(436)

Cash Flows from Operating Activities

Net cash used in operating activities for the year ended December 31, 2012 was $16.9 million, which was primarily the result of a net loss of $15.2 million, a net decrease in operating assets and liabilities of $2.2 million, and offset by $0.6 million of net non-cash adjustments. The $15.2 million net loss was primarily due to expenses incurred in connection with ongoing research and development related to BOW015. The $0.6 million of net non-cash adjustments primarily includes $0.2 million of non-cash interest expense, $0.2 million of stock-based compensation expense and $0.2 million of net changes in the fair value of warrants and other free-standing financial instruments.

Net cash used in operating activities for the year ended December 31, 2013 was $12.9 million, which was primarily the result of a net loss of $20.8 million, net of changes in operating assets and liabilities of $2.1 million, and non-cash adjustments of $5.9 million. The $20.8 million net loss was primarily due to expenses incurred in connection with ongoing research and development related to BOW015. The $5.9 million of net non-cash adjustments primarily includes $4.9 million of interest expense, $0.1 million of stock-based compensation expense and $0.8 million of net change in the fair value of the warrants.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was less than $0.1 million, compared to net cash used in investing activities of $0.1 million for the year ended December 31, 2013.

Net cash used in investing activities during the years ended December 31, 2012 and 2013, was primarily a result of purchases of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2012 was $14.9 million, as compared to $12.5 million for the year ended December 31, 2013.

Net cash provided by financing activities for the year ended December 31, 2012 was primarily related to $14.9 million of net proceeds from the issuance of Series A Preferred. Net cash provided by financing activities for the year ended December 31, 2013 was primarily related to $12.5 million of proceeds from the issuance of convertible notes.

Financings

Based on our planned use of the net cash and cash equivalents of this merger and our existing cash resources, we believe that our available funds following this merger will be sufficient to enable us to commence a worldwide Phase 3 clinical trial with BOW015 and continue our preclinical development of BOW050 and BOW030. We expect that these funds will not be sufficient to enable us to seek additional marketing approvals or commercialize any of our pipeline products beyond BOW015.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned Phase 3 clinical trial for BOW015;

•	the progress, timing and costs of manufacturing BOW015, BOW050 and BOW030 for current and planned clinical trials;

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our other product candidates and potential product candidates;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the costs of commercialization activities for BOW015 and other product candidates if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue received from commercial sales of our product candidates by us or our partners;

•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights, including milestone and royalty payments and patent prosecution fees;

•	the costs of maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

•	the extent to which we in-license or acquire other products and technologies.

In order to receive regulatory approval, we expect that we will need to obtain substantial additional funding in order to commercialize BOW015, BOW050, BOW030 and other product candidates. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, the ownership interests of our existing stockholders may be materially diluted and the terms of these securities could include liquidation or other preferences that could adversely affect the rights of our existing stockholders. In addition, debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely affect our ability to conduct our business. If we are unable to raise capital when needed or on acceptable terms, we could be forced to significantly delay, scale back or discontinue the development or commercialization of BOW015, BOW050, BOW030 or other product candidates, seek collaborators at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available, and relinquish or license, potentially on unfavorable terms, our rights to BOW015, BOW050, BOW030 or other product candidates that we otherwise would seek to develop or commercialize ourselves.

In January 2011, we closed our initial Series A Preferred round issuing 8,035,554 shares for $1.00 per share (including 15% warrant coverage) for proceeds of $8.0 million. In April 2012, we closed our next round of Series A Preferred, issuing 5,000,000 shares for $1.00 per share (including 15% warrant coverage) for proceeds of $5.0 million. In addition, we converted $3.1 million of our convertible notes issued in December 2011, including accrued but unpaid interest, into 3,082,664 shares of Series A Preferred. In July 2012, we closed our third round of Series A Preferred issuing 5,000,000 shares of Series A Preferred for $1.00 per share (including 15% warrant coverage) for proceeds of $5.0 million. In October 2012, we closed our fourth round of Series A Preferred, issuing 4,983,069 shares of Series A Preferred for $1.00 per share (including 15% warrant coverage) for proceeds of $5.0 million.

On April 15, 2014, we entered into a Series B Preferred Stock Purchase Agreement, pursuant to which we may raise up to approximately $50.1 million through the issuance of 39,409,773 shares of Series B convertible preferred stock at a per share price of $1.27. In April 2014, we issued of 24,409,444 shares of Series B convertible preferred stock for aggregate proceeds of approximately $31.0 million. In addition, in April 2014, the $5.0 million principal amount of convertible notes issued in March 2014, plus accrued but unpaid interest, was converted into 3,947,363 shares of Series B convertible preferred stock.

Upon consummation of the Merger, Series A and B convertible preferred stock would be exchanged for common stock of the combined company at the Exchange Ratio as defined in the Merger Agreement.

Convertible Notes

In December 2011, we issued $3.0 million of convertible notes that bore interest at a rate of 8% per annum with a maturity date of December 31, 2012. In April 2012, we converted $3.1 million of our convertible notes issued in December 2011, including accrued but unpaid interest, into 3,082,664 shares of Series A Preferred.

In March 2013, our board of directors approved the issuance of $7.5 million of convertible notes that bore interest at a rate of 8% per annum and provided the holders of the notes with 20% warrant coverage. We received proceeds of $5.0 million in March 2013 and $2.5 million in July 2013. In October 2013, our board of directors approved the issuance of an additional $5.0 million of convertible notes that bore interest at a rate of 8% per annum and provided the investors of the notes with 20% warrant coverage. We received proceeds of $5.0 million in October 2013. All of the notes had a maturity date of December 31, 2013.

In March 2014, we issued $5.0 million of convertible notes to finance our operations. The notes bore interest at a rate of 8% per annum, had a maturity date of April 30, 2014 and provide the holders of the notes with 20% warrant coverage. In April 2014, the $5.0 million principal amount of convertible notes issued in March 2014, plus accrued but unpaid interest, was converted into 3,947,363 shares of Series B Preferred and the warrants became exercisable into 787,402 shares of Series B preferred at a price per share of $0.01.

In March 2014, the $12.5 million principal amount of convertibles notes outstanding at December 31, 2013, plus accrued but unpaid interest of $0.7 million, was converted into 13,184,383 shares of Series A Preferred.

Acquisition and License Agreements

Orygen Biotecnologia Ltd

In September 2013, we entered into a binding Heads of Agreement (“Orygen Heads of Agreement”) with Orygen Biotechnology (“Orygen”), a Brazilian corporation, for the negotiation of the terms of a definitive agreement under which Orygen would be granted exclusive rights to commercialize BOW015 in Brazil, and an option to take a license to develop and commercialize certain other Epirus pipeline products. The Orygen Heads of Agreement provided that the parties would exclusively negotiate with respect to rights to BOW015 and Epirus’s other pipeline products in Brazil during the specified negotiation period.

We are continuing discussions with Orygen with respect to negotiation of the terms of a definitive agreement. The Orygen Heads of Agreement was set to expire in February 2014 if a definitive agreement was not reached or the negotiation period was not extended. In March 2014, we amended the Orygen Agreement to extend it for a period of six months to continue discussions towards the completion of a definitive agreement. As consideration for entry into the Orygen Heads of Agreement, and the rights to be granted under the definitive agreement, the Company received cash consideration of $0.3 million from Orygen in the first quarter of 2014.

Ranbaxy Laboratories Limited

In January 2014, we announced the signing of a royalty-bearing and non-transferable license agreement for BOW015 to Ranbaxy Laboratories Limited (“Ranbaxy”) for the broad range of territories including India, selected southeast Asian markets, North Africa and several other markets. Under the terms of the agreement, we will pursue with Ranbaxy the commercialization of BOW015 in India. Ranbaxy is obligated to pay us up to $1.0 million if certain development and regulatory approval milestones are achieved and up to $10.0 million if certain sales milestones are achieved. Additionally, we are entitled to receive double-digit royalties in the low teens on net sales in the Ranbaxy territory, which royalties are subject to reduction in certain, limited circumstances. Unless terminated earlier in accordance with terms, our license agreement with Ranbaxy expires the later of: (1) the expiration of the last-to-expire of the patents assigned or licensed under the agreement; and (2) the 20th anniversary of the first commercial sale of licensed products in the territory.

In March 2014, the Drugs Controller General in India approved BOW015 for commercial sale to the Indian market, upon which a payment from Ranbaxy of $0.9 million became due and payable.

Catalent Pharma Solutions

In January 2009, Moksha8 entered into a cell line sale agreement with Catalent Pharma Solutions (“Catalent”) for the acquisition of a gene expression cell line for BOW015 developed by Catalent for Moksha8 pursuant to a separate development and manufacturing agreement dated July 14, 2008 (the “GPEx Cell Line” and such agreement the “Cell Line Agreement”). The Cell Line Agreement was assigned to us in connection with the Series A Preferred Financing on January 25, 2011. Under the terms of the Cell Line Agreement, we exercised an option to acquire all rights in the GPEx Cell Line for development and commercialization of products using the GPEx Cell Line, namely BOW015, subject to certain obligations to make contingent payments to Catalent.

We paid Catalent $0.1 million on execution of the Cell Line Agreement, and paid a further $0.1 million upon exercise of our option to complete the purchase of the GPEx Cell Line. We are required to make additional payments to Catalent of up to $0.7 million in the aggregate upon the achievement of certain development and regulatory milestones. In March 2013, we paid $0.2 million to Catalent upon the occurence of certain clinical trial events for BOW015. As of December 31, 2013, we could be obligated to pay an additional $0.5 million for the achievement of certain development and regulatory milestones. In addition, we will be required to pay a contingent sale fee in the form of royalties on worldwide net sales of BOW015 or any other product manufactured using the GPEx Cell Line at a percentage in the very low single digits for a period of 20 years following the first commercial sale, and thereafter at a rate of less than one percent.

Either we or Catalent may terminate the Cell Line Agreement on 60 days’ notice for the other party’s material breach of the agreement, or for the other party’s insolvency, and in the event of Catalent’s termination for our breach of the Cell Line Agreement, our ownership rights in the GPEx Cell Line would revert to Catalent. If we terminate the Cell Line Agreement for Catalent’s breach, we will retain ownership of the GPEX Cell Line, but its payment obligations to Catalent will terminate.

Moksha8 Pharmaceuticals

In December 2010, we entered into a Revenue and Negotiation Rights Agreement (“the Moksha8 Revenue Agreement”) with Moksha8 to settle an outstanding promissory note issued from us to Moksha8 in May 2009. The Moksha8 Revenue Agreement provides for certain contingent payments to be made to Moksha8 based upon future licensing revenues and worldwide net sales of products that are based on the assets acquired from Moksha8, namely BOW015, biosimilar adalimumab and biosimilar rituximab (the “Products”).

Under the Moksha8 Revenue Agreement, we are required to pay Moksha8 tiered royalties based on net sales of Products by us or our affiliates at percentages ranging from the very low single-digits up to the very low double digits, depending on the applicable Product. If we grant rights to any third party to commercialize the Products, we are also required to pay to Moksha8 a portion of all licensing revenue received by us from any such third party under any such agreements, at a tiered percentage ranging from the mid-single digits up to the mid-teens, depending on the specific Product. We have the right to defer certain components of the licensing revenue payments owed to Moksha8 for a specified period, subject to the payment of interest on such deferred payments at a specified rate. Our obligation to pay royalties to Moksha8 under the Moksha8 Revenue Agreement for sales by us or our affiliates will expire, on a country-by-country and Product-by-Product basis, on the tenth anniversary of the first commercial sale of such Product in such country, and our obligation to make payments of licensing revenue will expire ten years following the first commercial sale of a Product by the applicable third party.

On a product-by-product basis, if we wish to grant rights to a third party to commercialize a Product prior to December 2015 in certain specified Latin American territories, we are required to notify Moksha8 of our desire to grant such rights, and to offer to Moksha8 a simultaneous right to negotiate with us for the grant of such rights in such countries, provided that Moksha8’s right of negotiation is non-exclusive, and does not restrict our ability to enter into a definitive agreement with a third party for the grant of such rights at any time

Either we or Moksha8 may terminate the Moksha8 Revenue Agreement on 60 days’ notice for the other party’s material breach of the agreement, however given the scope of the agreement; we believe that any such termination would not impact its rights in any assets acquired by Epirus from Moksha8.

Bioceros B.V.

In April 2013, we entered into a license agreement with Bioceros B.V., or Bioceros (the “Bioceros Agreement”), pursuant to which Bioceros granted us a non-exclusive license under its rights in the cell lines and associated intellectual property relating to trastuzumab, rituximab and adalimumab to permit us to manufacture and commercialize antibody products incorporating the licensed antibodies worldwide, provided that solely with respect to trastuzumab, the territory licensed to us does not include China, Macau and Hong Kong. Bioceros also granted us the right to receive the tangible embodiments of the cell line and all related know-how for trastuzumab, and an option, subject to payment of certain option fees, to evaluate and receive the tangible embodiments of the cell lines and know-how relating to rituximab and bevacizumab. In April 2013, we exercised our option in relation to bevacizumab and rituximab, and subsequently Bioceros transferred us the cell line for bevacizumab. The Bioceros Agreement was amended in June 2013 to modify certain payment provisions and to provide for the performance of certain pre-clinical services by Bioceros, in each case in relation to bevacizumab.

In October 2013, we entered into a second license agreement with Bioceros (the “Second Bioceros Agreement”) on substantially similar terms to those of the April 2013 Bioceros Agreement, pursuant to which Bioceros granted us a non-exclusive license under its rights in the cell line and associated intellectual property relating to adalimumab.

Under the Bioceros Agreement, we paid Bioceros an up-front payment of $0.3 million in the year ended December 31, 2013, as a license issuance fee applicable to the rights in trastuzumab, and we have paid a further $0.4 million in the aggregate as a result of the exercise of our option with respect to bevacizumab. Under the Second Bioceros Agreement we paid Bioceros an up-front payment of $0.1 million in the year ended December 31, 2013, upon the execution of the Second Bioceros Agreement, and in the first quarter of 2014, paid a further one-off up-front payment of $0.3 million in order to obtain the rights to permit us to manufacture and commercialize antibody products incorporating adalimumab worldwide. Under the Bioceros Agreement and the Second Bioceros Agreement, we are also required to pay to Bioceros a tiered annual license maintenance fee, and will be required to make certain payments to Bioceros upon the achievement of specified regulatory milestones for the products covered by the Bioceros Agreement, totaling up to $1.2 million in the aggregate for all potential products across both agreements. Upon commercialization of products covered by the rights licensed under the Bioceros Agreement and the Second Bioceros Agreement, we will be required to pay, on a product-by-product basis, a royalty on net sales at a rate of less than one percent, subject to a specified minimum and maximum annual royalty amount under each agreement. Our obligation to pay royalties to Bioceros under each of the Bioceros Agreement and the Second Bioceros Agreement will expire, on a product-by-product basis, on the date that is 10 years following the first commercial sale of each such product. We are required to use commercially reasonable efforts to develop and commercialize products in the licensed territory.

Absent earlier termination, our agreements with Bioceros will remain in force until the expiration of all payment obligations under the applicable agreement. Either we or Bioceros may terminate either agreement with Bioceros on 30 days’ notice for the uncured material breach by the other party, or upon the other party’s insolvency. We may terminate each agreement, on an antibody asset-by-antibody asset basis for any reason on 60 days’ notice to Bioceros, and Bioceros may terminate the agreements in the event that we challenge any Bioceros patents included in Bioceros’s proprietary antibody production platform

Net Operating Loss Carryforwards

As of December 31, 2012 and 2013, we had federal and state net operating loss carryforwards of approximately $21.2 million and $20.2 million, respectively, which may be available to offset future income tax liabilities and expire at various dates through 2033. As of December 31, 2012 and 2013, we had foreign net operating loss carryforwards of approximately $1.8 million and $6.0 million, respectively, which may be available to offset future income tax liabilities. Net operating loss carryforward periods are not limited in the United Kingdom and Brazil, Switzerland allows for a seven year carryforward period.

As of December 31, 2012 and 2013, we had federal research and development tax credit carryforwards of less than $0.1 million and approximately $0.2 million, respectively, available to reduce future tax liabilities which expire at various dates through 2033. As of each of December 31, 2012 and 2013, we had state research and development tax credit carryforwards of less than $0.1 million, available to reduce future tax liabilities, certain of the credits have an unlimited carryforward period and the remaining credits have a fifteen year carryforward period.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. We have completed several financings since its inception which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future. We have completed an analysis under Section 382 of the Internal Revenue Code through May 31, 2013. Any ownership changes that may have occurred after this date or in the future may limit our availability to use the existing net operating losses and credit carryforwards.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or any relationships with unconsolidated entities of financial partnerships, such as entities frequently referred to as structured finance or special purpose entities.

Qualitative and Quantitative Disclosures About Market Risk

We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for speculative trading purposes. Additionally, we do not believe our cash equivalents have significant risk of default or illiquidity.

EPIRUS PRINCIPAL STOCKHOLDERS

The following table and the related notes present information on the beneficial ownership of shares of Epirus capital stock as of May 1, 2014 by each director and executive officer of Epirus and by each person or group who is known to the management of Epirus to be the beneficial owner of more than 5% of the collective voting power of the shares of Epirus capital stock outstanding as of May 1, 2014. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable and the voting agreements entered into by certain directors and stockholders of Epirus with Zalicus and Epirus, Epirus believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The number of shares of capital stock beneficially owned and percentage of voting power below are based on 74,679,154 shares of Epirus convertible preferred stock and 2,914,865 shares of Epirus common stock outstanding on May 1, 2014, and the respective voting rights of such shares as of such date, which consisted of one (1) vote for each share of convertible preferred stock or common stock. In addition, shares of capital stock that may be acquired by an individual or group within 60 days of May 1, 2014, pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the ownership and voting power of such individual or group, but are not deemed to be outstanding for the purpose of computing the ownership and voting power of any other person shown in the table. Unless otherwise indicated, the address for each director and executive officer listed is: c/o EPIRUS Biopharmaceuticals, Inc., 699 Boylston Street, 11th Floor, Boston, MA 02116.

5% Stockholders	Number of Shares of Series A Preferred Stock Beneficially Owned	Number of Shares of Series B Preferred Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
5AM Ventures III, L.P. and related persons(1)	15,209,084	1,585,158	64,173	21.69%
Montreux Equity Partners IV, L.P. and related persons(2)	15,198,124	1,574,803	—	21.62%
TPG Biotechnology Partners III, L.P.(3)	15,198,124	1,574,803	—	21.62%
Livzon MABPharm Inc. ( )(4)	—	11,811,023	—	15.22%
Bestow Mind Limited(5)	—	3,937,007	—	5.07%
Adage Capital Partners, LP(6)	—	3,937,007	—	5.07%

	Number of Shares of Series A Preferred Stock Beneficially Owned	Number of Shares of Series B Preferred Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Directors and Executive Officers
Amit Munshi(7)	—	—	692,934	*
Scott Rocklage(1)	15,209,084	1,585,158	64,173	21.69%
Daniel Turner(2)	15,198,124	1,574,803	—	21.62%
Geoffrey Duyk(8)	—	—	—	*
Daotian Fu(4)	—	—	—	*
J. Kevin Buchi(9)	—	—	33,333	*
Thomas Shea(10)	—	—	93,500	*
Michael Wyand, DVM, Ph.D.(11)	—	—	185,618	*
Executive officers and directors as a group (10 persons)(12)	30,413,802	3,159,961	1,069,558	44.60%

*	Less than 1%
1)

The address for investment funds affiliated with 5AM Ventures III, L.P. is 2200 Sand Hill Road, Suite 110, Menlo Park, CA 94025. Consists of (i) 14,826,958 shares of Epirus Series A Preferred Stock, which includes 149,596 shares of Series A Preferred Stock pursuant to warrants exercisable within 60 days of May 1, 2014, and 1,545,331 shares of Epirus Series B Preferred Stock and 62,561 shares of common stock held by 5AM Ventures III, L.P., and (ii) 382,126 shares of Epirus Series A Preferred Stock, which includes 3,855 shares of Series A Preferred Stock pursuant to warrants exercisable within 60 days of May 1, 2014, and 39,827 shares of Epirus Series B Preferred Stock and 1,612 shares of common stock held by 5AM Co-Investors III, L.P. 5AM Partners III, LLC is the general partner of 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. Scott M. Rocklage, a member of Epirus’ board of directors, is a managing member of 5AM Partners III, LLC and may be deemed to have shared voting and investment power over the shares held by 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. Dr. Rocklage disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
2)	Consists of 13,150,636 shares of Epirus Series A Preferred Stock and 1,574,803 shares of Epirus Series B Preferred Stock held by Montreux Equity Partners IV, L.P. and 2,047,488 shares of Epirus Series A Preferred Stock held by Montreux Equity Partners V, L.P. John J. Savarese, M.D., Daniel K. Turner III and Howard D. Palefsky are the managers of Montreux Equity Management IV, L.L.C., the sole general partner of Montreux Equity Partners IV, L.P. and may be deemed to share voting and investment power over the shares held by Montreux Equity Partners IV, L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. Daniel K. Turner III is the manager of Montreux Equity Management V, L.L.C., the sole general partner of Montreux Equity Partners V, L.P. and may be deemed to have voting and investment power over the shares held by Montreux Equity Partners V, L.P. Mr. Turner disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. The address for Montreux Equity Partners IV, L.P. and Montreux Equity Partners V, L.P. is One Ferry Building, Suite 255, San Francisco, CA 94111.
3)	Consists of 15,198,124 shares of Epirus Series A Preferred Stock and 1,574,803 shares of Epirus Series B Preferred Stock held by TPG Biotechnology Partners III, L.P, a Delaware limited partnership. The general partner of TPG Biotechnology Partners III, L.P. is TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the shares of Epirus Series A Preferred Stock and shares of Epirus Series B Preferred Stock held by TPG Biotechnology Partners III, L.P. The address of each of TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
4)	The address for Livzon is No. 108, Guihau North Road, Gongbei, Zhuhai, Guangdong, China, 519020. Consists of 11,811,023 shares of Epirus Series B Preferred Stock held by Livzon. Livzon’s controlling shareholder is Livzon Pharmaceutical Group, Inc. (“Livzon”, a pharmaceutical listed company in Mainland China and in Hong Kong (Stock code:000513.SZ, 01513.HK)), which holds 51% shares of Livzon Mabpharm, Inc. Daotian Fu disclaims any beneficial ownership.
5)	The address for Bestow Mind Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Consists of 3,937,007 shares of Epirus Series B Preferred Stock held by Bestow Mind Limited. Bestow Mind Limited is controlled by Greenwoods Bloom Fund, L.P. Greenwoods Bloom Ltd. is the general partner of Greenwoods Bloom Fund, L.P. and Mr. Jinzhi Jiang and Mrs. Xiaoli Huang are the directors of Greenwoods Bloom Ltd.
6)

The address for Adage Capital Partners, LP is 200 Clarendon St., 52nd Floor, Boston, MA 02116. Consists of 3,937,007 shares of Epirus Series B Preferred Stock held by Adage Capital Partners, LP. Adage Capital Partners, GP, LLC (“ACPGP”), serves as the general partner of Adage Capital Partners, LP, a Delaware limited partnership (the “Fund”) and as such has discretion over the portfolio of securities beneficially owned by the Fund. Adage Capital Advisors, LLC, a Delaware limited liability company (“ACA”), is managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACPGP and ACA and general partners of the Fund. Robert Atchinson and Phillip Gross disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
7)	Consists of 522,310 shares held directly by Mr. Munshi and 170,624 shares of common stock underlying options that are vested and exercisable within 60 days of May 1, 2014.
8)	Geoffrey Duyk, who is one of Epirus’ directors, is a TPG Partner. Dr. Duyk has no voting or investment power over the shares of Series A Preferred Stock and shares of Series B Preferred Stock held by TPG Biotechnology Partners III, L.P. The address of Dr. Duyk is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
9)	Consists of 33,333 shares of common stock underlying options that are vested and exercisable within 60 days of May 1, 2014.
10)	Consists of 93,500 shares of common stock underlying options that are vested and exercisable within 60 days of May 1, 2014.
11)	Consists of 163,222 shares held directly by Dr. Wyand and 22,396 shares of common stock underlying options that are vested and exercisable within 60 days of May 1, 2014.
12)	Consists of shares listed in footnotes (1), (2), (7), (9), (10) and (11), including 319,853 shares of common stock underlying options that are vested and exercisable within 60 days of May 1, 2014.

COMPARISON OF RIGHTS OF HOLDERS OF

ZALICUS COMMON STOCK AND EPIRUS CAPITAL STOCK

Zalicus and Epirus are both Delaware corporations. The rights of stockholders of each company are generally governed by the DGCL and each company’s respective certificates of incorporation and bylaws. Upon completion of the merger, Epirus stockholders will become Zalicus stockholders and Zalicus’ sixth amended and restated certificate of incorporation and bylaws will govern the rights of former Epirus stockholders.

The following discussion summarizes relevant provisions of the DGCL, when helpful, and the material differences between the rights of Zalicus stockholders and Epirus stockholders, however, it does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should carefully read the relevant provisions of the DGCL and Zalicus’ and Epirus’ respective certificates of incorporation and bylaws. For more information on how to obtain these documents, see “Where You Can Find More Information.”

Capitalization

Zalicus Authorized Capital Stock. The authorized capital stock of Zalicus consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Zalicus Common Stock. As of May 16, 2014 there were approximately [—] shares of Zalicus common stock outstanding and held of record by approximately [—] persons. Zalicus common stock is listed on The NASDAQ Capital Market under the symbol “ZLCS.” Except as otherwise provided in any resolution providing for the issue of any series of preferred stock, holders of Zalicus common stock have exclusive voting rights for the election of directors and for all other purposes. Holders of Zalicus common stock are entitled to one vote per share on all matters to be voted upon by Zalicus stockholders. Neither the Zalicus sixth amended and restated certificate of incorporation nor the Zalicus amended and restated bylaws authorize cumulative voting. The holders of Zalicus common stock are entitled to receive dividends, if any, as may be declared from time to time by the Zalicus board of directors out of funds legally available for the payment of dividends, subject to the rights of any series of preferred stock. In the event of a liquidation, dissolution or winding up of Zalicus, the holders of Zalicus common stock are entitled to share ratably in all assets remaining after payment of the preferential amounts, if any, to which the holders of Zalicus preferred stock, if any, are entitled. The Zalicus common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Zalicus common stock. All outstanding shares of Zalicus common stock are fully paid and non-assessable, and the shares of Zalicus common stock to be outstanding upon completion of the merger will be fully paid and non-assessable. Computershare is the Transfer Agent and Registrar for the shares of Zalicus common stock. To enable Zalicus to maintain its eligibility for the continued listing of its common stock on The NASDAQ Capital Market, Zalicus is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of Zalicus’ issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors, would be combined and reclassified into one share of Zalicus common stock, which may be necessary for Zalicus to maintain its eligibility for continued listing on The NASDAQ Capital Market.

Zalicus Preferred Stock. The Zalicus board of directors may issue up to 5,000,000 shares of Zalicus preferred stock in one or more series and may, in connection with the creation of any such series, determine and fix, subject to the DGCL:

•	voting powers, full or limited, or no voting powers;

•	designations, preferences and relative participating, optional or other special rights; and

•	qualifications, limitations or restrictions.

Such determinations may include fixing dividend rights, conversion rights, redemption privileges and liquidation preferences.

At the date of this prospectus, no shares of Zalicus preferred stock were outstanding. Although Zalicus presently does not intend to do so, the Zalicus board of directors may issue Zalicus preferred stock with voting, liquidation, dividend, conversion and such other rights which could negatively affect the voting power or other rights of the Zalicus common stockholders without the approval of the Zalicus common stockholders. Any issuance of Zalicus preferred stock may delay or prevent a change in control of Zalicus.

Epirus Authorized Capital Stock. The authorized capital stock of Epirus consists of 111,815,911 shares of common stock, $0.0001 par value per share, and 95,850,903 shares of preferred stock, $0.0001 par value per share, issuable in series, consisting of 55,653,728 shares of Series A Preferred Stock (the “Series A Preferred Stock”) and 40,197,175 shares of Series B Preferred Stock (“Series B Preferred Stock”). The Series A Preferred Stock and Series B Preferred Stock are referred to collectively as the Series Preferred Stock. All shares of Series Preferred Stock are currently convertible into common stock on a one-for-one basis

Epirus Common Stock. As of May 1, 2014 there were 2,914,865 shares of Epirus common stock outstanding that were held of record by 13 persons. Holders of Epirus common stock are entitled to one (1) vote per share on all matters to be voted upon by Epirus stockholders, except at a meeting of holders of shares of a particular class or series of stock other than the common stock (or written action in lieu of a meeting) who are entitled to vote separately as a class or series. Subject to the rights of holders of the shares of Series Preferred Stock and the holders of any other class or series of stock at the time outstanding having prior rights as to dividends, Epirus’ board of directors may declare or pay dividends on the common stock out of any assets or funds legally available for such dividends. In the event of a liquidation, dissolution or winding up of Epirus, the holders of Epirus common stock are entitled to share ratably in all assets and funds remaining after payment of liabilities of Epirus and of the preferential amounts, including those preferential amounts to which the holders of the Series Preferred Stock are entitled. The Epirus common stock has no preemptive, conversion or other subscription rights. All outstanding shares of Epirus common stock are fully paid and non-assessable.

Epirus Preferred Stock. Each holder of outstanding shares of Series Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred shares are convertible. Except as provided otherwise by law or by Epirus’ amended and restated certificate of incorporation, holders of preferred stock and common stock will vote together as a single class, in the case of preferred stock on an as converted to common stock basis. The holders of shares of Series Preferred Stock will be entitled to receive out of the funds legally available, annual non-cumulative dividends of 8% of the original issue price of such shares if, as and when declared by Epirus’ board of directors and in preference to any dividends paid to holders of common stock. Specifically, the holders of shares of Series B Preferred Stock will receive such dividends in preference to any dividends paid to holders of the Series A Preferred Stock. Upon the occurrence of a liquidation event, the holders of Series Preferred Stock are entitled to be paid out of the assets available for distribution. Specifically, the holders of shares of Series B Preferred Stock will be paid their respective liquidation preferences out of any available assets prior and in preference to any payment with respect to shares of Series A Preferred Stock. If, after such payments, any assets and funds remain, they will be distributed among the holders of common stock and Series Preferred Stock ratably based on the number of common stock held by each (assuming that all holders have converted into common stock), provided that (i) the holders of Series Preferred Stock will cease to participate once they have received payments in the aggregate amount equal to three (3) times their respective liquidation preference. After completion of these distributions, any remaining assets and funds remaining are to be distributed among the holders of shares of common stock based on the number of shares of common stock held by each holder.

So long as shares of Series Preferred Stock remain outstanding, Epirus cannot, without the approval of at least seventy percent (70%) of the votes attaching to the Series Preferred Stock, then outstanding, voting together as a single class and not as a separate series of stock, take action to effect any of the following:

•	Any amendment, alteration, or repeal of any provision of Epirus’ amended and restated certificate of incorporation;

•	Any increase or decrease in the authorized number of shares of common stock or Series Preferred Stock;

•	Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to common stock (except for acquisitions of common stock by Epirus (i) pursuant to agreements approved by Epirus’ board of directors which permit Epirus to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to Epirus); (ii) acquisitions of common stock in exercise of Epirus’ right of first refusal to repurchase such shares pursuant to the Epirus’ bylaws or any agreement approved by Epirus’ board of directors; or (iii) distributions to holders of common stock in accordance with the “Liquidation Rights” and “Asset Transfer or Acquisition Rights” provisions in Epirus’ amended and restated certificate of incorporation;

•	Any Asset Transfer or Acquisition (each as defined in Epirus’ amended and restated certificate of incorporation); or

•	Any increase or decrease in the authorized number of members of Epirus’ Board of Directors.

So long as shares of Series B Preferred Stock remain outstanding, Epirus cannot, without the approval of at least seventy-five percent (75%) of the Series Preferred Stock, then outstanding, voting together as a single class, take action to effect any of the following:

•	Any amendment, alteration, or repeal of any provision of Epirus’ amended and restated certificate of incorporation;

•	Any increase or decrease in the authorized number of shares of common stock or Series Preferred Stock;

•	Any authorization or any designation, whether by reclassification or otherwise, or any issuance of any new class or series of stock or any other securities convertible into equity securities of the Epirus ranking on a parity with or senior to the Series B Preferred Stock in right of redemption, liquidation, conversion, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

•	Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to common stock (except for acquisitions of common stock by Epirus (i) pursuant to agreements approved by Epirus’ board of directors which permit Epirus to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to Epirus); (ii) acquisitions of common stock in exercise of Epirus’ right of first refusal to repurchase such shares pursuant to the Epirus’ bylaws or any agreement approved by Epirus’ board of directors; or (iii) distributions to holders of common stock in accordance with the “Liquidation Rights” and “Asset Transfer or Acquisition Rights” provisions in Epirus’ amended and restated certificate of incorporation;

•	Any Asset Transfer or Acquisition (each as defined in Epirus’ amended and restated certificate of incorporation);

•	Any voluntary dissolution or liquidation of Epirus; or

•	Any increase or decrease in the authorized number of members of Epirus’ board of directors.

So long as shares of Series A Preferred Stock remain outstanding, Epirus cannot, without the approval of a majority of the votes attaching to the Series Preferred Stock, then outstanding, voting together as a single class and not as a separate series of stock, take action to effect any of the following:

•	Any amendment, alteration, or repeal of any provision of Epirus’ amended and restated certificate of incorporation;

•	Any increase or decrease in the authorized number of shares of common stock or Series Preferred Stock;

•	Any authorization or any designation, whether by reclassification or otherwise, or any issuance of any new class or series of stock or any other securities convertible into equity securities of the Epirus ranking on a parity with or senior to the Series A Preferred Stock in right of redemption, liquidation, conversion, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

•	Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to common stock (except for acquisitions of common stock by Epirus (i) pursuant to agreements approved by Epirus’ board of directors which permit Epirus to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to Epirus); (ii) acquisitions of common stock in exercise of Epirus’ right of first refusal to repurchase such shares pursuant to the Epirus’ bylaws or any agreement approved by Epirus’ Board of Directors; or (iii) distributions to holders of common stock in accordance with the “Liquidation Rights” and “Asset Transfer or Acquisition Rights” provisions in Epirus’ amended and restated certificate of incorporation;

•	Any Asset Transfer or Acquisition (each as defined in Epirus’ amended and restated certificate of incorporation);

•	Any voluntary dissolution or liquidation of Epirus; or

•	Any increase or decrease in the authorized number of members of Epirus’ board of directors.

Additionally, for so long as any shares of Series A Preferred Stock remain outstanding, the vote or written consent of the holders of at least seventy percent (70%) of the then outstanding shares of Series A Preferred Stock will be necessary for any amendment, alteration or repeal of any provision of Epirus’ amended and restated certificate of incorporation or bylaws or any other such action that alters or changes the voting or other powers, preferences or other special rights, privileges or restrictions of the Series A Preferred Stock, including any authorization or designation of any new class or series of stock or any other securities convertible into equity securities ranking on a parity with or senior to the Series A Preferred Stock in right of redemption, liquidation, conversion, voting or dividend rights or any increase in the authorized or designated number of any such new class or series (except for issuances of Series Preferred Stock issued upon the exercise of any warrants that were outstanding as of the date of Epirus’ amended and restated charter).

Number, Election, Vacancy and Removal of Directors

Delaware General Corporation Law. Under the DGCL, the board of directors must have at least one director. A majority of the directors in office can fill any vacancy or newly created directorship. A director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors. However, if the board of directors is divided into classes, unless the certificate of incorporation provides otherwise, a director may only be removed for cause. If the certificate of incorporation entitles the holders of any class or series to elect one or more directors, the removal of a director so elected requires the vote of a majority of such class or series rather than the vote of the outstanding shares as a whole. The board of directors may fill any vacancy created for any reason.

Zalicus. The Zalicus board of directors currently has six (6) members. The Zalicus sixth amended and restated certificate of incorporation and the Zalicus amended and restated bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by the vote of a majority of the directors then in office, but shall in no event be less than three. The Zalicus sixth amended and restated certificate of incorporation provides that the Zalicus board of directors shall be divided into three nearly equal classes, with each class’ term expiring on a staggered basis. Vacancies and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum. Directors may be removed only for cause by the affirmative vote of at least seventy-five percent (75%) of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the stockholders called for that purpose.

Epirus. The Epirus board of directors currently has six (6) members and one vacancy. The Epirus bylaws provide that the number of directors will be fixed from time to time by resolution of the board of directors. Epirus’ amended and restated certificate of incorporation provides that:

•	the holders of a majority of the outstanding shares of Series B Preferred Stock voting as a separate class will be entitled to elect one (1) director;

•	the holders of a majority of the outstanding shares of Series A Preferred Stock voting as a separate class will be entitled to elect three (3) directors;

•	the holders of a majority of the outstanding shares of common stock voting as a separate class will be entitled to elect one (1) director; and

•	the holders of a majority of the outstanding shares of common stock and Series Preferred Stock, voting together as a single class, will be entitled to elect all remaining members of the board of directors.

At any meeting held for the purpose of electing directors, the presence in person or by proxy of the holders of a majority of the shares of the applicable stock entitled to elect such director then outstanding will constitute a quorum for the purpose of electing such director. Vacancies and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum, unless the board of directors determines by resolution that such vacancy will be filled by stockholders.

Amendments to Certificate of Incorporation

Delaware General Corporation Law. Under the DGCL, an amendment to a corporation’s certificate of incorporation requires approval by both the board of directors and a majority of the shares entitled to vote, unless a different proportion is provided for in the certificate of incorporation. If a proposed amendment increases or decreases the aggregate number of authorized shares of a class, increases or decreases the par value of the shares of such class, or alters or changes the powers, preferences or special rights of the shares of such class so as to affect them adversely, then the outstanding shares of such class shall be entitled to vote on the amendment, whether or not entitled to vote by the certificate of incorporation. However, if the corporation’s certificate of incorporation provides that the number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, such provision shall control. If any proposed amendment would alter or change the powers, preferences, or special rights of a series of any class so as to affect them adversely, but would not affect the entire class, then only the shares of the series so affected by the amendment would be considered a separate class for the purposes of voting.

Zalicus. Generally, the Zalicus sixth amended and restated certificate of incorporation may be amended or repealed as permitted or prescribed by applicable law, however the Zalicus sixth amended and restated certificate of incorporation does require the affirmative vote of holders of at least seventy-five percent (75%) of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, with respect to amending, repealing or adopting certain of its provisions. Specifically, such vote is required to amend, repeal or to adopt any provisions inconsistent with the purpose or intent of the following articles of the Zalicus sixth amended and restated certificate of incorporation:

•	Article IX, which sets forth the election and removal procedures of the Zalicus board of directors;

•	Article XI, which prohibits Zalicus stockholder action to be taken by written consent; and

•	Article XII, which sets forth the requirements for annual meetings of stockholders.

Zalicus’ sixth amended and restated certificate further provides that the number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote. In addition, no amendment, termination or repeal of Article VII of the Zalicus sixth amended and restated certificate of incorporation, which pertains to the indemnification by Zalicus of its directors and officers, shall affect or diminish in any way the rights of any such director or officer to indemnification under the provisions thereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions, or facts occurring prior to the final adoption of such amendment, termination or repeal.

Epirus. Epirus’ amended and restated certificate of incorporation provides that any amendment, alteration or repeal requires the approval of holders of at least seventy percent (70%) of the Series Preferred Stock voting together as a single class, seventy-five percent (75%) of the outstanding shares of Series B Preferred Stock, voting as a separate class, and seventy percent (70%) of the outstanding Series A Preferred Stock, voting as a separate class.

Amendments to Bylaws

Zalicus. The Zalicus amended and restated bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or annual meeting of the board at which a quorum is present. However, the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock issued and outstanding and entitled to vote shall be required to alter, amend or repeal any bylaw provision or to adopt new bylaws, unless such alteration, amendment or repeal has been approved by a majority of directors unaffiliated with any holder of ten percent (10%) or more of the voting power of the outstanding capital stock of Zalicus.

Epirus. Epirus’ amended and restated certificate of incorporation provides that any amendment, alteration or repeal of Epirus’ bylaws requires the approval of holders of at least seventy percent (70%) of the Series Preferred Stock voting together as a single class, seventy-five percent (75%) of the outstanding shares of Series B Preferred Stock, voting as a separate class, and seventy percent (70%) of the outstanding Series A Preferred Stock, voting as a separate class.

Stockholder Actions

Zalicus. When a quorum is present at any meeting, a plurality of the votes properly cast is required for election to any office and a majority of the votes properly cast upon any other matter, except when a larger vote is required by law or in the Zalicus sixth amended and restated certificate of incorporation or the Zalicus amended and restated bylaws as discussed in this summary. The Zalicus sixth amended and restated certificate of incorporation provides that any action required or permitted to be taken by stockholders at any annual or annual meeting may not be effected by written consent.

Epirus. A plurality of the votes properly cast is required for election to any office and a majority of the votes properly cast upon any other matter, except when a larger vote is required by law or in the Epirus amended and restated certificate of incorporation or the Epirus bylaws as discussed in this summary. The Epirus bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote by means of a stockholder written consent meeting the requirements of the DGCL although prompt notice of the taking of action without a meeting by less than a unanimous written consent will be given to those stockholders who have not consented as required by the DGCL.

Advance Notice Requirements

Zalicus. The Zalicus amended and restated bylaws state that a stockholder may only bring business before an annual stockholder meeting, including nomination of a director for the Zalicus board of directors at an annual or special stockholder meeting, if the stockholder delivers timely notice in writing to the Secretary not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders, provided that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then notice must be received not later than the close of business on the tenth (10th) day following the date on which the notice of the meeting was mailed or publicly disclosed (whichever came first). The notice for business not related to a director nomination must set forth:

•	a brief description of the business desired to be brought and the reasons for conducting such business;

•	the name and address of the proposing stockholder as such information appears in the Zalicus books;

•	the class and number of shares beneficially owned by the stockholder;

•	a description of all arrangements or understandings between such stockholder or such beneficial owner, if any, and any other interested person or persons;

•	a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting;

•	a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of outstanding capital stock required to approve or adopt the proposal and/or otherwise to solicit proxies from stockholders in support of such proposal; and

•	any material interest of the stockholder in such business.

Notice for a director nomination must set forth:

•	as to each nominee:

•	the name, age, business address and, if known, residence address of each such nominee;

•	the principal occupation or employment of each such nominee;

•	the number of shares of Zalicus stock which are beneficially owned by each such nominee; and

•	any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to be named as a nominee and to serve as a director if elected; and

•	as to the stockholder giving notice and as to the beneficial owner, if any and as applicable, on whose behalf the nomination is being made:

•	the name and address, as they appear on the Zalicus books, of such stockholder and/or beneficial owner;

•	the class and number of Zalicus shares which are beneficially owned by such stockholder and/or beneficial owner;

•	a description of all arrangements or understandings between such stockholder and/or beneficial owner and each proposed nominee and any other person or persons pursuant to which the nomination(s) are to be made by such stockholder or on such beneficial owner’s behalf;

•	a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and

•	a representation whether the stockholder and/or beneficial owner intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding capital stock required to elect the nominee and/or otherwise to solicit proxies from stockholders in support of such nomination.

Epirus. The Epirus bylaws state that a stockholder may only bring business before an annual stockholder meeting, including nomination of a director for the Epirus board of directors at an annual or special stockholder meeting, if the stockholder delivers timely notice in writing to the Secretary not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders, provided that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then notice must be received not later than the close of business on the tenth (10th) day following the date on which the notice of the meeting was mailed or publicly disclosed (whichever came first). The notice must set forth:

•	If the notice is for director nomination, all information relating to each nominee that is required to be disclosed in solicitations of proxies for elections of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

•	If the notice is for any business other than director nomination, a brief description of the business desired to be brought and the reasons for conducting such business;

•	The name and address of the proposing stockholder as such information appears in the Epirus books;

•	The class and number of shares beneficially owned by the stockholder;

•	A representation whether the stockholder or the beneficial owner, if any, intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of outstanding capital stock required to approve or adopt the proposal or elect the nominee or nominees; and

•	Any material interest of the stockholder or beneficial owner, if any, in such business.

Special Stockholder Meetings

Delaware General Corporation Law. Under the DGCL, an annual meeting of a corporation’s stockholders may be called by the board of directors or by any other person authorized by the corporation’s certificate of incorporation or bylaws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than ten (10), nor more than sixty (60), days before the date of the stockholder meeting.

Zalicus. The Zalicus amended and restated bylaws provide that annual meetings of stockholders may be called at any time by only the chairman of the board of directors, the chief executive officer (or, if there is no chief executive officer, the president) or by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Any business transacted at any annual meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Epirus. The Epirus bylaws provide that special meetings of stockholders may be called at any time by only the chairman of the board of directors, the chief executive officer, the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office or the holders shares entitled to cast at least ten percent (10%) of the votes at such meeting. The business to be transacted at any special meeting will be limited to the purposes stated in the notice.

Limitation of Personal Liability of Directors and Indemnification

Delaware General Corporation Law. Under the DGCL, a corporation may include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for certain monetary damages resulting from breaches of fiduciary duties. Specifically, the corporation may indemnify any director, officer, employee or agent of the corporation for expenses, monetary damages, fines and settlement amounts to the extent the person:

•	acted in good faith;

•	acted in a manner he or she believed to be in the best interests of the corporation; and

•	with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful.

However, no provision can eliminate or limit director liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or involving intentional misconduct or a knowing violation of the law;

•	violation of Section 174 of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions;

•	transaction from which the director received any improper personal benefit; or

•	act or omission that took place before the date of adoption of the provision in the certificate of incorporation eliminating or limiting the liability of a director for breaches of fiduciary duties.

Indemnification is also not permitted if the person is held liable to the corporation or its stockholders, except to the extent that an appropriate court concludes that the person is fairly and reasonably entitled to indemnification for those expenses that the court deems proper.

Zalicus. Article V of the Zalicus sixth amended and restated certificate of incorporation provides that, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of Zalicus shall be personally liable to Zalicus or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. In addition, no amendment to or repeal of such Article V shall apply to or have any effect on the liability or alleged liability of any director of Zalicus or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article VI of the Zalicus sixth amended and restated certificate of incorporation provides that Zalicus shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as amended and supplemented, indemnify its directors, officers, employees or agents from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which any indemnitees may be entitled under any of Zalicus’ amended and restated bylaws, agreements, votes of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Article VII of the Zalicus sixth amended and restated certificate of organization provides that Zalicus shall, to the maximum extent permitted under the DGCL and except as set forth below, indemnify and upon request advance expenses to each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of Zalicus, or is or was serving, or has agreed to serve, at the request of Zalicus, as a director, officer, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Zalicus, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding anything to the contrary in Article VII, Zalicus shall not indemnify any person seeking indemnification in connection with any action, suit, proceeding, claim or counterclaim, or part thereof, initiated by such person unless the initiation thereof was approved by the Zalicus board of directors.

In addition, Article VII provides that Zalicus may advance payment of expenses incurred by an indemnitee in advance of the final disposition of any matter to the extent such advance is not prohibited by applicable law, and then only upon receipt of an undertaking by or on behalf of the indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the indemnitee is not entitled to be indemnified by Zalicus as authorized in such Article VII. Such undertaking may be accepted without reference to the financial ability of the Indemnitee to make such repayment. As discussed above, Article VII also provides that no amendment, termination or repeal of Article VII or of the relevant provisions of the DGCL or any other applicable laws shall affect or diminish in any way the rights of any indemnitee to indemnification under the provisions thereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

Zalicus also may, to the extent authorized from time to time by the Zalicus board of directors, grant indemnification rights to other employees or agents of Zalicus or other persons serving Zalicus and such rights may be equivalent to, or greater or less than, those set forth in this Article. Indemnification and advancement of expenses, as authorized by Article VII, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by or granted pursuant to Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an authorized representative and shall inure to the benefit of the heirs, executors and administrators of such a person.

Zalicus may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of Zalicus, or is or was serving at the request of Zalicus as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not Zalicus would have the power or the obligation to indemnify such person against such liability under the provisions of Article VII.

Epirus. The Epirus amended and restated certificate of incorporation provides that the liability of the directors of Epirus for monetary damages will be eliminated to the fullest permitted extent under applicable law as it now exists or as it may hereafter be amended.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Epirus will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

In addition and as discussed above, any amendment, repeal or modification of Article V of the Epirus amended and restated certificate of incorporation will not apply to adversely affect any right or protection of a director of Epirus existing at the time of such amendment, repeal, modification or adoption.

Mergers, Acquisitions and Other Transactions

Delaware General Corporation Law. Under the DGCL, the board of directors and a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s certificate of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of outstanding shares of common stock immediately before the merger by more than twenty percent (20%).

Zalicus. Neither the Zalicus sixth amended and restated certificate of incorporation nor the Zalicus amended and restated bylaws alters the required vote of Zalicus stockholders to approve a merger, acquisition or other transaction under the DGCL.

Epirus. Under the Epirus amended and restated certificate of incorporation, the following transactions are treated as a liquidation, dissolution or winding up and therefore require the approval of seventy percent (70%) of the Series Preferred Stock voting together as a single class, the approval of at least seventy-five percent (75%) of the then outstanding shares of Series B Preferred Stock, voting separately as a class, and a majority of the of the then outstanding shares of Series A Preferred Stock, voting separately as a class:

•	Any consolidation or merger of Epirus with or into any other corporation or other entity or person, or any other corporate reorganization unless the holders of capital stock of Epirus immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization;

•	Any transaction or series of related transactions to which the Epirus is a party in which in excess of fifty percent (50%) of the Epirus’ voting power is transferred;

•	Any sale or other disposition (or series of related sales or dispositions) of the outstanding stock of Epirus in which the stockholders immediately prior to such event do not hold a majority of the outstanding stock of Epirus immediately after such event; or

•	Any sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Epirus and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of Epirus if all or substantially all of the assets of Epirus and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, exclusive license or other disposition is to a wholly-owned subsidiary of Epirus.

However, such approval is not required for (i) any firmly committed underwritten public offering pursuant to an effective registration statement under the Securities Exchange Act of 1934, as amended, covering the offer and sale of Epirus common stock in which (x) the per share price is at least $3.81 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like), (y) the gross cash proceeds to Epirus (before underwriting discounts, commissions and fees) are at least $50,000,000 and (z) the shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market; or (ii) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by Epirus or any successor or indebtedness of Epirus is cancelled or converted or a combination thereof with the approval of seventy-five (75%) of the outstanding shares of Series B Preferred Stock.

ZALICUS ANNUAL MEETING PROPOSAL NO. 1—

APPROVAL OF THE ISSUANCE OF SHARES OF ZALICUS

COMMON STOCK IN THE MERGER

General

At the Zalicus annual meeting, Zalicus stockholders will be asked to approve the issuance of shares of Zalicus common stock in the merger. If the merger is completed, a wholly-owned subsidiary of Zalicus will be merged with and into Epirus, with Epirus surviving the merger.

Pursuant to the terms of the merger agreement, upon completion of the merger, each outstanding share of capital stock of Epirus will be converted into the right to receive that number of shares of Zalicus common stock, if any, as determined pursuant to the exchange ratio described in the merger agreement. Following the consummation of the transactions contemplated by the merger agreement, the current equityholders of Epirus and current stockholders of Zalicus are expected to own (i) 86% and 14% of the combined company, respectively, if Zalicus has an amount of net cash as of the determination date equal to or less than $9.0 million, (ii) 83% and 17% of the combined company, respectively, if Zalicus has an amount of net cash as of the determination date greater than $9.0 million and less than $12.0 million or (iii) 81% and 19% of the combined company, respectively, if Zalicus has an amount of net cash as of the determination date equal to or in excess of $12.0 million; provided, that in no event will the current stockholders of Zalicus own less than 14% of the combined company. Zalicus will issue to the current stockholders of Epirus the aggregate number of shares of Zalicus common stock necessary for the current Epirus equityholders to own 86%, 83% or 81%, as applicable, of the outstanding securities of the combined company, subject to adjustment based on Zalicus’ net cash, as discussed below.

The exchange ratio for each share of Epirus capital stock will be determined based on the aggregate number of shares of Zalicus common stock that Zalicus issues in connection with the merger (including in respect of outstanding Epirus options and warrants) and the aggregate number of securities of Epirus that are outstanding at the time of closing of the merger (including all outstanding options and warrants whether or not then exercisable). The aggregate number of shares of Zalicus common stock that Zalicus issues in connection with the merger (including in respect of outstanding Epirus options and warrants) will be determined by multiplying the percentage of the combined company that the current stockholders of Epirus will own (subject to adjustment based on Zalicus’ net cash) multiplied by a fraction the numerator of which is the number of adjusted outstanding shares of Zalicus common stock (as described below) and the denominator of which is the percentage of the combined company that the current stockholders of Zalicus will own (subject to adjustment based on Zalicus’ net cash). The number of adjusted outstanding shares of Zalicus common stock will be equal to the sum of the total number of shares of Zalicus common stock outstanding immediately prior to the merger, plus 250,000 shares of Zalicus common stock that are issuable upon exercise of Zalicus stock options, plus 527,777 shares of Zalicus common stock that are subject to outstanding Zalicus restricted stock units.

For a summary of and detailed information regarding this proposal, see the information about the merger and the issuance of shares of Zalicus common stock as a result thereof throughout this joint proxy statement/prospectus, including the information set forth in “The Merger,” “Merger Agreement,” “Voting Agreements,” “Management of Zalicus Before and After the Merger” and “Zalicus Annual meeting.” The full text of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A and the full text of the amendment to the merger agreement is attached to this joint proxy statement/prospectus as Appendix B.

Votes Required to Approve the Issuance of Shares of Zalicus Common Stock in the Merger

The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required for approval of the issuance of shares of Zalicus common stock in the merger. This Zalicus Proposal No. 1 is conditioned upon the approval of all other Merger Proposals. If all Merger Proposals, including this Zalicus Proposal No. 1 are approved and the merger is consummated, on the effective date of the merger, common stock of Zalicus will be issued in accordance with the terms of the merger.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF ZALICUS COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF ZALICUS COMMON STOCK IN THE MERGER.

EACH OF THE MERGER PROPOSALS IS CONDITIONED UPON THE APPROVAL OF ALL OF THE OTHER MERGER PROPOSALS AND THE APPROVAL OF EACH MERGER PROPOSAL IS A CONDITION TO COMPLETION OF THE MERGER. NEITHER THE ISSUANCE OF ZALICUS COMMON STOCK IN CONNECTION WITH THE MERGER, THE AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT NOR THE AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK AND EFFECT THE NAME CHANGE UNLESS ALL OF THE MERGER PROPOSALS ARE APPROVED BY THE ZALICUS STOCKHOLDERS AND THE MERGER IS COMPLETED. THEREFORE, THE COMPLETION OF THE MERGER CANNOT PROCEED WITHOUT THE APPROVAL OF EACH OF THE MERGER PROPOSALS, INCLUDING THIS PROPOSAL NO. 1.

ZALICUS ANNUAL MEETING PROPOSAL NO. 2—

AUTHORIZATION OF THE ZALICUS BOARD OF

DIRECTORS TO EFFECT A REVERSE STOCK SPLIT

General

The Zalicus board of directors has approved an amendment to its sixth amended and restated certificate of incorporation to effect a reverse stock split of all issued and outstanding shares of its common stock at a reverse stock split ratio ranging from [—]-for-1 to [—]-for-1, such whole number to be determined by the Zalicus board of directors and mutually agreed to by Zalicus and Epirus. The Zalicus board of directors has declared such proposed amendment to be advisable and has recommended that this proposed amendment be presented to Zalicus stockholders for approval.

The proposed amendment to Zalicus’ sixth amended and restated certificate of incorporation would effect a reverse stock split of Zalicus’ issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares of Zalicus common stock between and including [—] and [—], such whole number to be determined by the Zalicus board of directors and mutually agreed to by Zalicus and Epirus, would be combined and reclassified into one share of Zalicus common stock. The actions taken in connection with the reverse stock split would reduce the number of outstanding shares of Zalicus common stock.

Upon receiving stockholder approval and subject to Zalicus’ obligations under the merger agreement to consult with Epirus, the Zalicus board of directors will have the sole discretion, but not the obligation, at any time within one year of the date of this Zalicus annual meeting and pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the best interests of Zalicus and its stockholders, whether to effect a reverse stock split, and if so, the whole number of shares of Zalicus common stock between and including [—] and [—] that will be combined and reclassified into one share of Zalicus common stock with the resulting corresponding proportionate reduction of the total number of authorized shares of Zalicus common stock. The Zalicus board of directors believes that this amendment granting the Zalicus board of directors the discretion to select a specific reverse stock split ratio among those approved by the Zalicus stockholders provides the Zalicus board of directors with maximum flexibility to react to then-current market conditions and, therefore, is in the best interests of Zalicus and its stockholders.

By approving this amendment, Zalicus’ stockholders: (a) approve an amendment to Zalicus’ sixth amended and restated certificate of incorporation pursuant to which any whole number of outstanding shares between and including [—] and [—], such whole number to be determined by the Zalicus board of directors, would be combined and reclassified into one share of Zalicus common stock; and (b) authorize the Zalicus board of directors to file such amendment, with such whole number determined by the Zalicus board of directors and mutually agreed to by Zalicus and Epirus. The Zalicus board of directors may also elect not to undertake any reverse stock split and therefore abandon this amendment. The text of the proposed form of certificate of amendment to the sixth amended and restated certificate of incorporation is attached as Appendix E to this joint proxy statement/prospectus.

If approved by Zalicus’ stockholders, and following such stockholder approval, if any, the Zalicus board of directors determines that effecting a reverse stock split is in the best interests of Zalicus and its stockholders, the reverse stock split will become effective upon the filing of this amendment with the Secretary of State of the State of Delaware, which will contain the whole number of shares selected by the Zalicus board of directors within the limits set forth in this proposal to be combined and reclassified into one share of Zalicus common stock. The decision by the Zalicus board of directors to effect the reverse stock split, and, if implemented, select the exact reverse stock split ratio, will be based on a number of factors, including market conditions, existing and expected trading prices for Zalicus common stock and the applicable listing requirements of The NASDAQ Capital Market.

If, following stockholder approval, the Zalicus board of directors elects to effect a reverse stock split, the number of issued and outstanding shares of Zalicus common stock would be reduced in accordance with a reverse stock split ratio determined by the Zalicus board of directors within the limits set forth in this proposal.

Except for adjustments that may result from the treatment of fractional shares as described below, each Zalicus stockholder will hold the same percentage of the outstanding Zalicus common stock immediately following the reverse stock split as such Zalicus stockholder held immediately prior to the reverse stock split. The par value of Zalicus common stock would remain unchanged at $0.001 per share.

Purpose

The Zalicus board of directors believes that a reverse stock split may be desirable for a number of reasons. Zalicus common stock is currently, and will be following the completion of the merger, listed on The NASDAQ Capital Market. According to applicable NASDAQ rules, in order for Zalicus common stock to continue to be listed on The NASDAQ Capital Market, Zalicus must satisfy certain requirements established by The NASDAQ Capital Market. The Zalicus board of directors expects that a reverse stock split of Zalicus common stock will increase the market price of Zalicus common stock so that Zalicus is able to maintain compliance with the relevant NASDAQ listing requirements for the foreseeable future.

The Zalicus board of directors also believes that the increased market price of Zalicus common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of Zalicus common stock and will encourage interest and trading in Zalicus common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Zalicus common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of Zalicus common stock may be harmed by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split. The Zalicus board of directors is hopeful, however, that the anticipated higher market price will reduce, to some extent, the negative effects of the policies and practices of institutional investors and brokerage houses described above on the liquidity and marketability of the common stock.

Notwithstanding the foregoing, there can be no assurance that: (a) the market price per share following the reverse stock split would rise in proportion to the reduction in the number of pre-split shares of Zalicus common stock outstanding before the reverse stock split; (b) the market price per share following the reverse stock split would remain in excess of the minimum price required for listing on The NASDAQ Capital Market for a sustained period of time; (c) the Zalicus common stock will not be delisted from NASDAQ due to a failure to meet other continued listing requirements even if the market price per post-reverse split share of Zalicus common stock remains in excess of such required minimum price; and (d) the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower-priced stock. The market price of Zalicus common stock will also be based on Zalicus’ performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Zalicus common stock declines, the percentage decline as an absolute number and as a percentage of Zalicus’ overall market capitalization may be greater than would occur in the absence of the proposed reverse stock split.

Zalicus Board of Director’s Discretion to Effect the Reverse Stock Split

If the amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split and a corresponding proportionate reduction in the total number of authorized shares of Zalicus common stock is approved by the Zalicus stockholders, such amendment will be effected, if at all, only after any required consultation with Epirus with respect to the timing of such amendment and upon a determination by the Zalicus board of directors that a reverse stock split (with a reverse stock split ratio determined by the Zalicus board of directors as described above) is in the best interests of Zalicus and its stockholders. Such determination shall be based upon certain factors, including existing and expected marketability and liquidity of the Zalicus common stock, meeting the listing requirements for The NASDAQ Capital Market, prevailing market conditions and the likely effect on the market price of the Zalicus common stock. Notwithstanding approval by the stockholders of the amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect a reverse stock split of Zalicus common stock, the Zalicus board of directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split of Zalicus common stock, as permitted under Section 242(c) of the Delaware General Corporation Law. If the Zalicus board of directors fails to effect the reverse stock split of Zalicus common stock within one year of the date of the Zalicus annual meeting, stockholder approval again would be required prior to implementing any reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be effected simultaneously for all outstanding shares of Zalicus common stock and the exchange ratio will be the same for all shares of Zalicus common stock. The reverse stock split will affect all of Zalicus’ stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Zalicus, except to the extent that the reverse stock split results in any of Zalicus’ stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The number of stockholders of record will not be affected by the proposed reverse stock split (except to the extent that any stockholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split).

The reverse stock split will not affect Zalicus’ continuing to be subject to the periodic reporting requirements of the Exchange Act. Zalicus common stock will continue to be listed on The NASDAQ Capital Market under the symbol “ZLCS” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the certificate of amendment is approved by Zalicus’ stockholders, and if the Zalicus board of directors still believes that a reverse stock split is in the best interests of Zalicus and its stockholders, the Zalicus board of directors will, in its sole discretion determine the ratio of the reverse stock split to be implemented. Zalicus will file the certificate of amendment with the Secretary of State of the State of Delaware at such time as the Zalicus board of directors may determine to be the appropriate effective time for the reverse stock split after completing any required consultation with Epirus. The Zalicus board of directors may delay effecting the reverse stock split without resoliciting stockholder approval.

The proposed reverse stock split would become effective at 5:00 p.m., Eastern Time, on the date of filing of the certificate of amendment to Zalicus’ sixth amended and restated certificate of incorporation with the office of the Secretary of State of the State of Delaware. Beginning on the effective date of the split, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares. This Zalicus Proposal No. 2 is conditioned upon the approval of all other Merger Proposals. If all Merger Proposals, including this Zalicus Proposal No. 2 are approved and the merger is consummated, except as explained below with respect to fractional shares, on the effective date of the reverse stock split, shares of Zalicus common stock issued and outstanding immediately prior to the effective date of the reverse stock split will be combined and reclassified, automatically and without any action on the part of the stockholders, into a lesser number of new shares of Zalicus common stock in accordance with the reverse stock split ratio determined by the Zalicus board of directors.

As soon as practicable after the effective date of the split, Zalicus’ stockholders will be notified that the reverse stock split has been effected. Zalicus expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Zalicus. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. ZALICUS’ STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Zalicus’ stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on The NASDAQ Capital Market on the last trading day prior to the effective date of the split or, if such price is not available, the average of the last bid and asked prices of the common stock on such day or other price determined by the Zalicus board of directors. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Zalicus is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Zalicus or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Consequences

The par value per share of Zalicus common stock will remain unchanged at $0.001 per share after the reverse stock split. As a result, at the effective time of the reverse stock split, the stated capital on Zalicus’ balance sheet attributable to Zalicus common stock will be reduced proportionately based on the applicable reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split and disregarding the impact of shares of Zalicus common stock issued in the merger, net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Zalicus common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Zalicus board of directors or contemplating a tender offer or other transaction for the combination of Zalicus with another company), the reverse stock split proposal is not being proposed in response to any effort of which Zalicus is aware to accumulate shares of Zalicus common stock or obtain control of Zalicus, nor is it part of a plan by management to recommend a series of similar amendments to the Zalicus board of directors and stockholders, other than to consummate the merger with Epirus. Other than the reverse stock split proposal and the other proposals set forth in this joint proxy statement/prospectus pertaining to the merger, the Zalicus board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Zalicus.

No Appraisal Rights

Under the General Corporation Law of the State of Delaware, Zalicus’ stockholders are not entitled to appraisal rights with respect to the reverse stock split, and Zalicus will not independently provide stockholders with any such right.

Material United States Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. For example, the state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which such stockholder resides. Also, the following summary does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury regulations and current administrative rulings and court decisions all of which are subject to change and to differing interpretations, possibly with retroactive effect. This summary also assumes that the pre-split shares were, and the post-split shares will be, held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and that each stockholder has provided Zalicus with information to avoid the application of the backup withholding rules. The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of the reverse stock split.

Other than the cash payments for fractional shares discussed below, Zalicus believes that no gain or loss should be recognized by a stockholder upon such stockholder’s exchange of pre-split shares for post-split shares pursuant to the reverse stock split. The aggregate tax basis of the post-split shares received in the reverse stock split, including any fraction of a post-split share deemed to have been received, will be the same as the stockholder’s aggregate tax basis in the pre-split shares that are exchanged.

In general, stockholders who receive cash upon redemption of their fractional share interests in the post-split shares as a result of the reverse stock split will recognize gain or loss equal to the difference between their basis in the fractional share and the amount of cash received. The stockholder’s holding period for the post-split shares will include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split.

Such gain or loss will be capital gain or loss, and generally will constitute long-term capital gain or loss if the stockholder’s holding period in the stock surrendered is more than one year as of the effective time of the merger. Net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) will be subject to tax at reduced rates for non-corporate stockholders who receive cash. The deductibility of capital losses is subject to various limitations for corporate and non-corporate holders.

Individual taxpayers may be subject to a 3.8% Medicare surtax with respect to gain recognized in respect of cash received in lieu of fractional shares. Such Medicare surtax applies on the lesser of such individual’s “net investment income” and modified adjusted income over a threshold amount of $200,000 ($250,000 for married taxpayers filing jointly and surviving spouses, and $125,000 for married taxpayers filing separately). Net investment income means the excess of (1) the sum of (a) gross income from interest, dividends, annuities, royalties and rents, and net gain attributable to the disposition of property, unless such income is derived from a trade or business not described in (1)(b), and (b) other gross income from a trade or business that constitutes a passive activity or the trading of financial instruments or commodities, over (2) deductions properly allocable to such activities. The 3.8% Medicare surtax also applies to U.S. persons that are estates and trusts on the lesser of their undistributed net income and the excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the tax year.

For purposes of the above discussion of bases and holding periods, stockholders who acquired different blocks of stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock surrendered in the reverse stock split.

Zalicus’ view regarding the tax consequence of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with such stockholder’s tax advisor with respect to all of the potential tax consequences to such stockholder of the reverse stock split.

Vote Required to Authorize the Zalicus Board of Directors to Effect the Reverse Stock Split

The affirmative vote of a majority of the outstanding Zalicus common stock on the record date is required to authorize an amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect the reverse stock split.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AUTHORIZING AN AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF ZALICUS’ ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES BETWEEN AND INCLUDING [—] AND [—], SUCH WHOLE NUMBER TO BE DETERMINED BY THE ZALICUS BOARD OF DIRECTORS, WOULD BE COMBINED AND RECLASSIFIED INTO ONE SHARE OF ZALICUS COMMON STOCK, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AUTHORIZATION. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO AUTHORIZE AN AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF ZALICUS’ ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES BETWEEN AND INCLUDING [—] AND [—], SUCH AMOUNT TO BE DETERMINED BY THE ZALICUS BOARD OF DIRECTORS, WOULD BE COMBINED AND RECLASSIFIED INTO ONE SHARE OF ZALICUS COMMON STOCK, WHICH MAY BE NECESSARY FOR ZALICUS TO MAINTAIN ITS ELIGIBILITY FOR CONTINUED LISTING ON THE NASDAQ CAPITAL MARKET.

EACH OF THE MERGER PROPOSALS IS CONDITIONED UPON THE APPROVAL OF ALL OF THE OTHER MERGER PROPOSALS AND THE APPROVAL OF EACH MERGER PROPOSAL IS A CONDITION TO COMPLETION OF THE MERGER. NEITHER THE ISSUANCE OF ZALICUS COMMON STOCK IN CONNECTION WITH THE MERGER, THE AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT NOR THE AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK AND EFFECT THE NAME CHANGE WILL TAKE PLACE UNLESS ALL OF THE MERGER PROPOSALS ARE APPROVED BY THE ZALICUS STOCKHOLDERS AND THE MERGER IS COMPLETED. THEREFORE, THE COMPLETION OF THE MERGER CANNOT PROCEED WITHOUT THE APPROVAL OF EACH OF THE MERGER PROPOSALS, INCLUDING THIS PROPOSAL NO. 2.

ZALICUS ANNUAL MEETING PROPOSAL NO. 3—

AMENDMENT TO THE SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

TO INCREASE AUTHORIZED COMMON STOCK AND TO EFFECT THE NAME CHANGE

Overview

The Zalicus board of directors has approved a proposal to amend its sixth amended and restated certificate of incorporation to increase the authorized shares of common stock from 200,000,000 to 300,000,000 shares and to change the name of Zalicus to “EPIRUS Biopharmaceuticals, Inc.”, subject to stockholder approval. Zalicus’ board has declared this amendment to be advisable and has recommended that this proposal be presented to Zalicus stockholders for approval. The text of the form of proposed amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the authorized shares of common stock of Zalicus to 300,000,000 shares and to effect the name change is attached to this joint proxy statement/prospectus as Appendix F.

Authorized Stock Increase

If the Zalicus stockholders approve each of the Merger Proposals, including this Proposal No. 3, Zalicus expects to file a certificate of amendment to Zalicus’ sixth amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of common stock immediately prior to consummating the proposed merger. Upon filing the certificate of amendment to Zalicus’ sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 200,000,000 to 300,000,000, the first sentence of Article III of Zalicus’ sixth amended and restated certificate of incorporation will be as follows (on a pre-reverse stock split basis):

“A. CLASSES OF STOCK. This corporation is authorized to issue 305,000,000 shares. 300,000,000 shares shall be Common Stock with a par value of $0.001 per share (“Common Stock”) and 5,000,000 shares shall be Preferred Stock with a par value of $0.001 per share (“Preferred Stock”).”

On May 16, 2014, the record date for this Zalicus annual meeting, Zalicus had an aggregate of shares outstanding, approximately [—] shares of Zalicus common stock were issuable pursuant to outstanding warrants, stock options and restricted stock units and [1,137,977] shares of Zalicus common stock were reserved for future issuance pursuant to Zalicus’ equity incentive plans.

Purpose of Authorized Stock Increase

At present, Zalicus does not have sufficient authorized shares of its common stock in order to effect the merger and to issue the Zalicus common stock in the merger pursuant to the merger agreement. Therefore, the primary purpose for the increase in authorized shares is to effect the merger. At present, Zalicus has no plans to issue shares for any other purpose. However, the Zalicus board of directors believes it is also desirable to have additional shares available for other corporate purposes that might arise in the future, other than in the merger. For example, although Zalicus currently meets its obligations to deliver shares under employee stock options and similar arrangements with treasury shares (meaning previously issued shares that have been reacquired by Zalicus), it may become desirable in the future to use newly issued shares for this purpose. Shares could also be issued from time to time for acquisitions or to raise capital. Under some circumstances, it is also possible for a company to use unissued shares for antitakeover purposes, but Zalicus has no present intention to take any such action.

Whether or not any future issuance of shares unrelated to the merger would be submitted for stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements, and the judgment of the Zalicus board of directors at the time.

Name Change

If the Zalicus stockholders approve each of the Merger Proposals, including this Proposal No. 3, Zalicus expects to file a certificate of amendment to Zalicus’ sixth amended and restated certificate of Incorporation with the Secretary of State of the State of Delaware to change the corporation’s name from “Zalicus Inc.” to “EPIRUS Biopharmaceuticals, Inc.” Upon filing the certificate of amendment to Zalicus’ sixth amended and restated certificate of incorporation to effect the name change, the first sentence of Article I of Zalicus’ sixth amended and restated certificate of incorporation will be as follows:

“1. The name of the Corporation is EPIRUS Biopharmaceuticals, Inc.”

Stockholders of Zalicus will not be required to exchange outstanding stock certificates for new stock certificates if the amendment is adopted. Zalicus has reserved with The NASDAQ Capital Market the symbol “EPRS” in the event the Merger Proposals are adopted and the merger is consummated. Upon the closing of the merger and the approval of Zalicus’ listing application, Zalicus will announce the final symbol approved by The NASDAQ Capital Market.

Votes Required to Approve the Amendment to the Sixth Amended and Restated Certificate of Incorporation

The affirmative vote of a majority of the shares of the outstanding Zalicus common stock on the record date is required for approval of the amendment of Zalicus’ sixth amended and restated certificate of incorporation.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO ZALICUS SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 200,000,000 SHARES TO 300,000,000 SHARES AND CHANGE ZALICUS’ NAME TO “EPIRUS BIOPHARMACEUTICALS, INC.” IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 200,000,000 SHARES TO 300,000,000 SHARES AND EFFECT THE NAME CHANGE. THE APPROVAL OF PROPOSAL NO. 3 MAY BE NECESSARY TO ENABLE ZALICUS TO ISSUE THE REQUIRED NUMBER OF SHARES OF ZALICUS COMMON STOCK TO EPIRUS STOCKHOLDERS IN CONNECTION WITH THE MERGER.

EACH OF THE MERGER PROPOSALS IS CONDITIONED UPON THE APPROVAL OF ALL OF THE OTHER MERGER PROPOSALS AND THE APPROVAL OF EACH MERGER PROPOSAL IS A CONDITION TO COMPLETION OF THE MERGER. NEITHER THE ISSUANCE OF ZALICUS COMMON STOCK IN CONNECTION WITH THE MERGER, THE AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT NOR THE AMENDMENT TO ZALICUS’ SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK AND EFFECT THE NAME CHANGE WILL TAKE PLACE UNLESS ALL OF THE MERGER PROPOSALS ARE APPROVED BY THE ZALICUS STOCKHOLDERS AND THE MERGER IS COMPLETED. THEREFORE, THE COMPLETION OF THE MERGER CANNOT PROCEED WITHOUT THE APPROVAL OF EACH OF THE MERGER PROPOSALS, INCLUDING THIS PROPOSAL NO. 3.

ZALICUS ANNUAL MEETING PROPOSAL NO. 4—

APPROVAL OF AMENDMENT TO AMENDED AND RESTATED 2004 INCENTIVE PLAN

Overview

The 2004 Plan currently authorizes the grant of stock options and other stock-based awards to employees, non-employee directors, consultants and advisors of Zalicus and its affiliates. Currently, [3,848,953] shares of common stock are reserved for issuance pursuant to awards granted under the 2004 Plan. As of [—], 2014, approximately [1,137,977] shares were available for grant under the 2004 Plan. On May 5, 2014, the board of directors approved an amendment to the 2004 Plan, or the Amended 2004 Plan, subject to stockholder approval, to increase the aggregate number of shares authorized for issuance under the 2004 Plan by 3,000,000 shares of common stock, after giving effect to the proposed reverse stock split (subject to appropriate adjustment in the event of any stock dividend, stock split or other similar event affecting the Zalicus common stock).

The amendment to the 2004 Plan was designed to enhance the flexibility of the compensation committee in granting awards to Zalicus officers, employees, non-employee directors, consultants advisors and to ensure that Zalicus can continue to grant stock options and other awards to such persons following the merger at levels determined to be appropriate by the compensation committee. Zalicus believes that stock options and other stock-based awards are a critical part of the compensation package offered to new, existing and key employees and is an important tool in its ability to attract and retain talented personnel, particularly following the merger. Accordingly, Zalicus is seeking stockholder approval of the Amended 2004 Plan. Such stockholder approval will also serve as re-approval of the performance goals under Section 162(m) of the Code, as described further below, such that additional approval of such goals will not be required for another five years after such approval. In the event that the Amended 2004 Plan is not approved by stockholders, the 2004 Plan will continue in effect without the amendments described above.

Based solely on the closing price of Zalicus common stock as reported on The NASDAQ Capital Market on [—], 2014, and the maximum number of shares that would have been available for awards as of such date taking into account the proposed increase described herein, the maximum aggregate market value of the shares that could potentially be issued under the Amended 2004 Plan is approximately $[—]. The shares issued by Zalicus under the Amended 2004 Plan will be authorized but unissued shares.

Summary of the Amended 2004 Plan

The following description of certain material features of the Amended 2004 Plan is intended to be a summary only. This summary is qualified in its entirety by the full text of the Amended 2004 Plan that is attached hereto as Appendix G.

Term of the Plan. The 2004 Plan was adopted by the Zalicus board of directors and approved by the Zalicus stockholders in December 2004, to become effective upon the completion of Zalicus’ initial public offering, which occurred on November 9, 2005. The stockholders of Zalicus approved an amended and restated 2004 Plan on November 16, 2009. No awards under the 2004 Plan may be made after May 30, 2016, but previously granted awards may be made in accordance with their terms.

Shares Available for Issuance under the Amended 2004 Plan. The maximum number of shares authorized for issuance under the Amended 2004 Plan is (i) 3,333,333 shares of common stock, plus (ii) 3,000,000 shares of common stock (after giving effect to the proposed reverse stock split), and (iii) as of the first day of each of fiscal year through 2015, an additional number of shares equal to the least of 666,666 shares or 4% of the number of then outstanding shares, or such lesser number as the administrator of the Plan determines. The shares underlying any awards (including awards granted pursuant to the 2000 Stock Option Plan) that are forfeited, canceled, held back upon exercise of a stock option or settlement of an award to cover the exercise price or tax withholding, reacquired by Zalicus prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares authorized for issuance under the Amended 2004 Plan. In addition, upon exercise of stock appreciation rights, the gross number of shares exercised shall be deducted from the total number of shares remaining available for issuance under the Amended 2004 Plan.

Adjustments. The Amended 2004 Plan requires the administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Amended 2004 Plan, to certain limits in the Amended 2004 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Plan Administration. The Amended 2004 Plan will be administered by the compensation committee of the board of directors. The administrator of the Amended 2004 Plan has full power to determine the eligibility of the participants to whom awards will be granted, to make any awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the Amended 2004 Plan.

Eligibility. Persons eligible to participate in the Amended 2004 Plan will be those full or part-time employees, non-employee directors and other key persons (including consultants and advisors) of Zalicus and its affiliates as selected from time to time by the administrator. Approximately 25 individuals will be eligible to participate in the Amended 2004 Plan following the consummation of the merger, which includes approximately five officers, thirteen employees who are not officers and seven non-employee directors.

Types of Awards. The Amended 2004 Plan permits Zalicus to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, stock units (including restricted stock units), performance awards, cash-based awards and awards that are convertible into or otherwise based on stock.

Performance-Based Compensation. To ensure that certain awards granted under the Amended 2004 Plan, including awards of cash, restricted stock and deferred stock, to a “covered employee” (as defined in the Code) qualify as “performance-based compensation” under Section 162(m) of the Code, the Amended 2004 Plan provides that the compensation committee may require that the vesting of such awards be conditioned on the satisfaction of certain preestablished performance criteria, which shall be objectively determinable measures of performance relating to one or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; economic value created or added; market share; capital expenditures; cash flow; stock price; stockholder return; successful hiring of key individuals; introduction or development of new technologies; product introduction or development, any clinical trial accomplishments, regulatory or other filings or approvals, other product development milestones; geographic business expansion; cost targets; employee satisfaction; information technology development or acquisition; manufacturing or process development; resolution of significant litigation; legal compliance or risk reduction; patent application or patent issuances; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); corporate development, including without limitation, joint ventures, collaborations and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. The compensation committee will select the particular performance criteria within 90 days following the commencement of the period of service to which the performance relates. Subject to adjustments for stock splits and similar events, the maximum amount payable to any one individual in the case of a performance-based award that is a cash based award intended to qualify as “performance-based compensation” under Section 162(m) of the Code will not exceed $5,000,000 in any calendar year, and options or stock appreciation rights with respect to no more than 250,000 shares may be granted to any one individual during any calendar year.

Stock Options. The Amended 2004 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the Amended 2004 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and key persons. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant.

The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the administrator. Options may be exercised in whole or in part with written notice to Zalicus.

Upon exercise of options, the option exercise price must be paid in full either in cash, by check or other instrument acceptable to the board of directors, by delivery of shares of common stock that are beneficially owned by the optionee, or with respect to non-qualified stock options, by a “net exercise” arrangement pursuant to which Zalicus will reduce the number of shares issuable upon exercise by the number of shares with a fair market value that equals the exercise price. The exercise price may also be delivered to Zalicus by a broker pursuant to irrevocable instructions to the broker from the optionee.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The administrator may award a stock appreciation right independently of a stock option. The administrator may award stock appreciation rights subject to such conditions and restrictions as the administrator may determine, provided that the exercise price may not be less than the fair market value of the common stock on the date of grant and no stock appreciation right may be exercisable more than 10 years after the date of grant.

Restricted Stock. The administrator may award shares to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with Zalicus through a specified restricted period.

Unrestricted Stock. The administrator may grant shares (at par value or for a purchase price determined by the administrator) that are free from any restrictions under the Amended 2004 Plan.

Restricted Stock Units. The administrator may award restricted stock units to any participants. Restricted stock units are generally payable in the form of shares of common stock, although restricted stock units may be settled in cash. These units may be subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with Zalicus through a specified restricted period.

Cash-Based Awards. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of common stock, as the administrator determines.

Tax Withholding. Participants in the Amended 2004 Plan are responsible for the payment of any federal, state or local taxes that Zalicus is required by law to withhold upon any option exercise or vesting of other awards. Subject to approval by the administrator, participants may elect to have the minimum tax withholding obligations satisfied either by authorizing Zalicus to withhold shares to be issued pursuant to an option exercise or other award, or by transferring to Zalicus shares having a value equal to the amount of such taxes.

Change of Control Provisions. In the event of a merger, sale or dissolution of Zalicus, or any other such “covered transaction” (as defined in the Amended 2004 Plan), all outstanding awards under the Amended 2004 Plan, unless otherwise provided for in a particular award, will terminate unless the parties to the transaction, in their discretion, provide for assumption, continuation or appropriate substitutions or adjustments of these awards. In the event that the outstanding awards under the Amended 2004 Plan terminate in connection with a covered transaction, all stock options and stock appreciation rights granted under the Amended 2004 Plan will automatically become fully exercisable and all shares underlying awards of restricted stock units will be issued, except as may be otherwise provided in the relevant award agreement, and each holder of an option or a stock appreciation right will be permitted to exercise such award for a specified period prior to the consummation of the covered transaction.

Amendments. The Amended 2004 Plan may not be amended without stockholder approval to the extent required by applicable law, including the NASDAQ rules or necessary to ensure that incentive stock options qualify as such under the Code and compensation earned under awards qualifies as performance-based compensation under the Code. Generally, under the NASDAQ rules, all material amendments to the Amended 2004 Plan will be subject to approval by Zalicus stockholders including (1) any material increase in the number of shares to be issued under the Amended 2004 Plan; (2) any material increase in benefits to participants under the Amended 2004 Plan, including any material change to: (i) permit a repricing (or decrease in exercise price) of outstanding stock options, (ii) reduce the price at which shares of common stock or stock options may be offered, or (iii) extend the duration of the Amended 2004 Plan; (3) any material expansion of the class of participants eligible to participate in the Amended 2004 Plan; and (4) any expansion in the types of awards provided under the Amended 2004 Plan. Otherwise, the board of directors may amend or discontinue the Amended 2004 Plan at any time, provided that no such amendment may adversely affect the rights under any outstanding award without the holder’s consent.

Repricing. Other than in the event of a necessary adjustment in connection with a change in Zalicus stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights without stockholder approval as required by The NASDAQ Capital Market.

Effective Date of the Amended 2004 Plan. On May 5, 2014, the board of directors approved the Amended 2004 Plan, subject to stockholder approval. The Amended Plan will become effective on the date it is approved by the stockholders. If the Amended 2004 Plan is not approved by the stockholders, the 2004 Plan will continue in effect without the amendments made in the Amended 2004 Plan, and awards may be granted thereunder in accordance with its terms.

New Plan Benefits

No grants have been issued with respect to the additional shares to be reserved for issuance under the Amended 2004 Plan. The number of shares that may be granted to the chief executive officer of Zalicus, executive officers, non-employee directors and non-executive officers under the Amended 2004 Plan is not determinable at this time, as such grants are subject to the discretion of the compensation committee. The following table provides information with respect to the number of shares granted under the 2004 Plan for the fiscal year ended December 31, 2013 to each of Zalicus’ named executive officers, its executive officers, its non-executive officer directors and its employees, excluding its executive officers.

Name and Position	Average Exercise Price ($)	Number of Securities Underlying Stock Options	Dollar Value of Shares Granted as Stock Awards ($)	Number of Shares Granted as Stock Awards
Mark H.N. Corrigan	$4.56	249,999	189,997	41,666
President and Chief Executive Officer
Justin Renz	$4.56	93,332	—	—
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Jason F. Cole(1)	$4.56	93,332	—	—
Former Executive Vice President, Corporate Development, General Counsel and Secretary
Sally Crawford	$3.48	2,500	—	—
Director
Todd Foley(2)	—	—	—	—
Former Director
Frank Haydu	$3.48	2,500	—	—
Director
William Hunter	$3.48	2,500	—	—
Director
Michael Kauffman(3)	$3.48	2,500	—	—
Director
W. James O’Shea	$3.48	2,500	—	—
Director
All executive officers as a group	$4.56	436,663	189,997	41,666
All non-executive officer directors	$3.48	12,500	—	—
Employees as a group (excluding executive officers)	$3.96	583	—	—

(1)	Mr. Cole’s employment with Zalicus as its Executive Vice President, Corporate Development, General Counsel and Secretary ended effective March 5, 2014.
(2)	Mr. Foley resigned as a member of the Zalicus Board of Directors effective April 8, 2013.
(3)	Dr. Kauffman became a member of the Zalicus Board of Directors effective April 8, 2013.

Tax Aspects Under the Code

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Amended 2004 Plan. It does not describe all federal tax consequences under the Amended 2004 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (1) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (2) there will be no deduction for Zalicus for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (a) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise, and (b) Zalicus will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option will be treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of common stock on the date of exercise, and Zalicus receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of a non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to Zalicus, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Zalicus’ Deductions. Under Section 162(m) of the Code, Zalicus’ deduction for certain awards under the Amended 2004 Plan may be limited to the extent that the chief executive officer or other executive officer whose compensation is required to be reported in the summary compensation table (other than the chief financial officer) receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The Amended 2004 Plan is structured to allow certain awards to qualify as performance-based compensation.

Votes Required to Approve an Amendment to the 2004 Plan

The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required for approval of an amendment to the 2004 Plan.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO THE 2004 PLAN TO INCREASE THE NUMBER OF SHARES OF ZALICUS COMMON STOCK CURRENTLY ISSUABLE UNDER THE 2004 PLAN BY 3,000,000 SHARES, AFTER GIVING EFFECT TO THE REVERSE SPLIT, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE AN AMENDMENT TO THE 2004 PLAN.

ZALICUS ANNUAL MEETING PROPOSAL NO. 5— ELECTION OF ZALICUS DIRECTORS

In accordance with Delaware law and Zalicus’ sixth amended and restated certificate of incorporation and Amended and Restated By-laws, the board of directors is divided into three classes of approximately equal size. The members of each class are elected to serve a three-year term with the term of office of each class ending in successive years. Michael Kauffman, M.D. and W. James O’Shea are the Class III directors whose terms expire at Zalicus’ 2014 Annual Meeting of stockholders, and each of Dr. Kauffman and Mr. O’Shea has been nominated for and has agreed to stand for re-election to the board of directors to serve as a Class III director of Zalicus until the 2017 annual meeting of stockholders and until his successor is duly elected. Pursuant to Zalicus’ Amended and Restated By-laws, the board of directors has fixed the number of directors at six (6) members effective immediately following the 2013 Annual Meeting of stockholders. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those directors whose terms are expiring.

The Zalicus board of directors has voted to nominate Michael Kauffman, M.D. and W. James O’Shea as Class III members of the board of directors for election at the annual meeting for a term of three years to serve until the 2017 annual meeting of stockholders, and until their respective successors have been elected and qualified; provided, however, that, if each of the Merger Proposals is approved and the merger is consummated, the Zalicus board of directors will be reconstituted as described in this joint proxy statement/prospectus.

Unless authority to vote for any of these nominees is withheld, the shares represented by the enclosed proxy will be voted “FOR” the election as directors of Michael Kauffman, M.D. and W. James O’Shea; provided, however, that, if each of the Merger Proposals is approved and the merger is consummated, the Zalicus board of directors will be reconstituted as described in this joint proxy statement/prospectus. In the event that the nominee becomes unable or unwilling to serve, the shares represented by the enclosed proxy will be voted for the election of such other person as the Zalicus board of directors may recommend in his/her place. Zalicus has no reason to believe that any nominee will be unable or unwilling to serve as a director.

Votes Required to Elect Directors

The affirmative vote of a plurality of the votes properly cast for the election of directors at the annual meeting is required to elect each nominee as a director.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ELECTION OF MICHAEL KAUFFMAN, M.D. AND W. JAMES O’SHEA AS CLASS III MEMBERS OF THE BOARD OF DIRECTORS, TO SERVE UNTIL ZALICUS’ 2017 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ELECT MICHAEL KAUFFMAN, M.D. AND W. JAMES O’SHEA AS CLASS III MEMBERS OF THE BOARD OF DIRECTORS, TO SERVE UNTIL ZALICUS’ 2017 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED; PROVIDED, HOWEVER, THAT, IF EACH OF THE MERGER PROPOSALS IS APPROVED AND THE MERGER IS COMPLETED, THE ZALICUS BOARD OF DIRECTORS WILL BE RECONSTITUTED AS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

ZALICUS ANNUAL MEETING PROPOSAL NO. 6— ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required by Section 14A(a)(1) of the Exchange Act, Zalicus’ board of directors is providing the Zalicus stockholders with an opportunity to provide an advisory vote related to the compensation of the Zalicus named executive officers.

As described in the Compensation Discussion and Analysis set forth in Item 11 to Zalicus’ Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 14, 2014, as amended by Zalicus’ 10-K/A, filed on April 30, 2014, Zalicus has developed a compensation policy that is designed to attract and retain key executives responsible for our success and motivate management to enhance long-term stockholder value. We believe our compensation policy strikes an appropriate balance between the implementation of responsible, measured compensation practices and the effective provision of incentives for our named executive officers to exert their best efforts for our success. As noted above, if the merger is consummated, our named executive officers will no longer serve as executive officers of Zalicus.

For the reasons discussed above, Zalicus’ board of directors unanimously recommends that stockholders vote in favor of the following resolution:

“RESOLVED, that Zalicus’ stockholders hereby approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Zalicus’ Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 14, 2014, as amended by Zalicus’ 10-K/A, filed on April 30, 2014 and incorporated by reference into this joint proxy statement/prospectus, and pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, 2013 Summary Compensation Table and the other compensation related tables and disclosure.”

As this vote is advisory, it will not be binding upon Zalicus’ board of directors or compensation committee and neither the board of directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. However, the compensation committee will carefully consider the outcome of this vote when considering future executive compensation policies.

Votes Required to Approve an Advisory Vote on Executive Compensation

The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required for approval of an advisory vote on executive compensation.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ADVISORY VOTE ON EXECUTIVE COMPENSATION IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ADVISORY VOTE. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO APPROVE AN ADVISORY VOTE ON EXECUTIVE COMPENSATION.

ZALICUS ANNUAL MEETING PROPOSAL NO. 7— ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Zalicus seek a nonbinding advisory vote from its stockholders to approve the “golden parachute” compensation that its named executive officers will receive in connection with the merger discussed in “The Merger—Interests of Zalicus’ Executive Officers and Directors in the Merger—Golden Parachute Compensation.” As required by these provisions, Zalicus is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Zalicus’ named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

As this vote is advisory, it will not be binding upon Zalicus’ board of directors or compensation committee and neither the board of directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the merger. The vote with respect to this proposal is an advisory vote and will not be binding on Zalicus or Epirus. Therefore, regardless of whether Zalicus stockholders approve this proposal, if the merger is approved by the stockholders and completed, the “golden parachute” compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Votes Required to Approve an Advisory Vote on Golden Parachute Compensation

The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required for approval of an advisory vote on golden parachute compensation.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ADVISORY VOTE. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO APPROVE AN ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION.

ZALICUS ANNUAL MEETING PROPOSAL NO. 8— RATIFICATION OF ZALICUS’ INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Zalicus board of directors has selected Ernst & Young LLP, independent public accountants, to audit Zalicus’ financial statements for the year ending December 31, 2014. The Zalicus board of directors proposes that the stockholders ratify this appointment. Ernst & Young LLP audited Zalicus’ financial statements for the year ended December 31, 2013. Zalicus expects that representatives of Ernst & Young LLP will be present at the meeting, will be able to make a statement if they so desire, and will be available to respond to appropriate questions.

The audit committee, or a designated member thereof, pre-approves each audit and non-audit service rendered by Ernst & Young LLP to Zalicus pursuant to its Audit and Non-Audit Pre-Approval Policy. The following table shows information about fees paid by Zalicus to Ernst & Young LLP during the fiscal years ended December 31, 2013 and 2012. The audit committee of the Zalicus board of directors considered the provision of the services corresponding to these fees in its finding that the services are compatible with Ernst & Young LLP maintaining its independence.

	Fiscal Year 2013	Percentage of 2013 Services Approved by Audit Committee	Fiscal Year 2012	Percentage of 2012 Services Approved by Audit Committee
Audit fees(1)	$293,000	100%	$352,977	100%
Audit-related fees	$—	—%	$—	—%
Tax fees	$—	—%	$—	—%

Total fees	$293,000	100%	$352,977	100%

(1)	Audit fees in 2013 and 2012 consist of fees for professional services associated with the annual consolidated financial statement audit, annual audit of internal control over financial reporting, and reviews of our interim financial information. Audit fees in 2013 include fees of $18,000 in connection with a contemplated financing transaction. Audit fees in 2012 include fees of $74,977 in connection with Zalicus’ at -the-market equity offering and other financing transactions, including comfort letters, consultations and consents and the filing of a Registration Statement on Form S-3 on August 24, 2012.

Consistent with SEC policies regarding auditor independence, the audit committee of the Zalicus board of directors has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the audit committee of the Zalicus board of directors has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.

Prior to engagement of the independent auditor for the next year’s audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the audit committee of the Zalicus board of directors for approval.

•	Audit services include audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, and attest services and consultation regarding financial accounting and/or reporting standards.

•	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

•	Tax services include all services performed by the independent auditor’s tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

•	Other fees are those associated with services not captured in the other categories.

Prior to engagement, the audit committee of the Zalicus board of directors pre-approves these services by category of service. The fees are budgeted and the audit committee of the Zalicus board of directors requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by the category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the audit committee of the Zalicus board of directors requires specific pre-approval before engaging the independent auditor.

The audit committee of the Zalicus board of directors may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee of the Zalicus board of directors at its next scheduled meeting.

In the event the stockholders do not ratify the appointment of Ernst & Young LLP as Zalicus’ independent public accountants, the audit committee of the Zalicus board of directors will reconsider its appointment.

Votes Required to Ratify the Appointment of Ernst & Young LLP as Zalicus’ Independent Registered Public Accounting Firm

The affirmative vote of a majority of the votes properly cast at the Zalicus annual meeting is required to ratify the appointment of the independent public accountants.

Recommendation of Zalicus Board of Directors

THE ZALICUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS ZALICUS’ INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ZALICUS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH RATIFICATION. THE ZALICUS BOARD OF DIRECTORS RECOMMENDS THAT ZALICUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8 TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS ZALICUS’ INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014.

EPIRUS SPECIAL MEETING PROPOSAL NO. 1—

APPROVAL AND ADOPTION OF THE

MERGER AGREEMENT AND APPROVAL OF THE MERGER

For a summary and detailed information regarding this proposal, see the information about the merger agreement and the transactions proposed thereunder, including the merger throughout this joint proxy statement/prospectus, including the information set forth in “The Merger,” “Merger Agreement,” “Voting Agreements,” and “Epirus Special Meeting.”

Vote Required to Approve and Adopt the Merger Agreement and Approve the Merger

The affirmative vote (or action by written consent) of (i) the holders of a majority of Epirus common stock and Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (ii) the holders of at least seventy percent (70%) of the outstanding shares of Epirus preferred stock, voting together as a single class (on an as-converted to common stock basis), (iii) the holders of at least seventy-five percent (75%) of the outstanding shares of Epirus Series B preferred stock and (iv) the holders of at least a majority of the outstanding shares of Epirus Series A preferred stock is required to adopt and approve the merger agreement and the transactions proposed thereunder, including the merger.

Recommendation of Epirus Board of Directors

THE EPIRUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIRUS AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS PROPOSED THEREUNDER. THE EPIRUS BOARD OF DIRECTORS RECOMMENDS THAT EPIRUS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS PROPOSED THEREUNDER, INCLUDING THE MERGER.

LEGAL MATTERS

The validity of the shares of Zalicus common stock offered by this joint proxy statement/prospectus will be passed upon for Zalicus by Goodwin Procter LLP, counsel for Zalicus.

EXPERTS

The consolidated financial statements of Zalicus appearing in Zalicus’ Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Zalicus’ internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Epirus at December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 and for the period from January 25, 2011 through December 31, 2013 appearing in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

POLICIES ON REPORTING OF CONCERNS REGARDING ACCOUNTING AND OTHER MATTERS AND ON COMMUNICATING WITH NON-MANAGEMENT DIRECTORS

Zalicus’ board of directors and Zalicus’ audit committee have adopted policies on reporting concerns regarding accounting and other matters and on communicating with the non-management directors. Any person, whether or not an employee, who has a concern about the conduct of Zalicus, or any of its people, including with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to Mr. Frank Haydu, the chairperson of the Audit Committee, who is the designated contact for these purposes. Contact may be made by writing to him care of the Audit Committee at Zalicus’ offices at 245 First Street, Third Floor, Cambridge, MA 02142, by email at frankhaydu@yahoo.com or by calling him at (617) 244-5521. Any interested party, whether or not an employee, who wishes to communicate directly with the presiding director of the executive sessions of non-management directors, or with the non-management directors as a group, also may contact Mr. Haydu using one of the above methods.

STOCKHOLDER PROPOSALS

Stockholders who wish to present proposals for inclusion in Zalicus’ proxy materials for the 2014 Annual Meeting of Stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and Zalicus’ by-laws. To be eligible, the stockholder proposals must be received by the Secretary of Zalicus on or before [—].

Under Zalicus’ current by-laws, proposals of business and nominations for directors other than those to be included in Zalicus’ proxy materials following the procedures described in Rule 14a-8 may be made by stockholders entitled to vote at the meeting if notice is timely given and if the notice contains the information required by the by-laws. Except as noted below, to be timely a notice with respect to the 2014 Annual Meeting of Stockholders must be delivered to the Secretary of Zalicus no earlier than [—], 2014 and no later than [—], 2014, unless the date of the 2014 Annual Meeting is advanced or delayed by thirty (30) or more days from the anniversary date of the 2013 Annual Meeting, in which event Zalicus’ by-laws provide different notice requirements.

Any proposal of business or nomination should be mailed to: Justin Renz, Secretary, Zalicus Inc., 245 First Street, Third Floor, Cambridge, Massachusetts 02142.

WHERE YOU CAN FIND MORE INFORMATION

Zalicus files annual, quarterly and current reports, proxy statements and other information with the SEC. As detailed in “Zalicus’ Business” under the caption “Corporate and Available Information,” you may read and copy any reports, statements, or other information that Zalicus files at the SEC’s public reference room at the following location: 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Zalicus’ SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

The SEC allows Zalicus to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Zalicus has previously filed with the SEC and any additional documents that Zalicus company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of Zalicus’ annual meeting and Epirus’ special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Zalicus and their respective financial performance.

This prospectus incorporates by reference the documents set forth below previously filed with the SEC:

•	Zalicus’ Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 14, 2014 as amended by Zalicus 10-K/A, filed on April 30, 2014.

•	Zalicus’ Current Reports on Form 8-K filed on February 3, 2014, February 7, 2014, March 13, 2014, April 1, 2014, April 16, 2014 and May 8, 2014 (other than the portions of those documents not deemed to be filed).

•	The description of capital stock incorporated in Zalicus’ Current Report on Registration Statement on Form 8-A12G, each filed on February 18, 2005.

Epirus has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Epirus, as well as all pro forma financial information, and Zalicus has supplied all such information relating to Zalicus.

This joint proxy statement/prospectus incorporates important business and financial information about Zalicus Inc. from other documents that are not included in, or delivered with, the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone at:

Zalicus Inc.

Attn: Corporate Secretary

245 First Street, Third Floor

Cambridge, Massachusetts 02142

Tel: (617) 301-7000

IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY [—], 2014 (WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF THE ANNUAL MEETING) IN ORDER TO ENSURE THAT YOU RECEIVE THEM PRIOR TO THE ANNUAL MEETING.

You should rely on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote your shares at the annual meeting. Zalicus has not authorized anyone to provide you with information that is different from what is contained in this document. This joint proxy statement/prospectus is dated [—], 2014. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this document to stockholders at any time after that date does not create an implication to the contrary. This joint proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations in such jurisdiction.

Zalicus has filed a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to Zalicus common stock to be issued to Epirus stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of Zalicus filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the Securities and Exchange Commission. You may inspect and copy the registration statement at any of the addresses listed above.

IMPORTANT NOTICE REGARDING DELIVERY OF STOCKHOLDER DOCUMENTS

In accordance with a notice sent to certain stockholders of Zalicus common stock who share a single address, only one copy of this joint proxy statement/prospectus is being sent to that address unless Zalicus has received contrary instructions from any stockholder at that address. This practice, known as “householding,” is designed to reduce Zalicus’ printing and postage costs. However, if any stockholder residing at such an address wishes to receive a separate copy of this joint proxy statement/prospectus, he or she may contact Zalicus Inc., 245 First Street, Third Floor, Cambridge, Massachusetts 02142, Attention: Justin Renz, Secretary Tel: (617) 301-7000, and Zalicus will deliver this document to such stockholder promptly upon receiving the request. Any such stockholder may also contact Justin Renz, Secretary, using the above contact information if he or she would like to receive separate proxy statements and annual reports in the future. If you are receiving multiple copies of Zalicus’ annual report and proxy statement, you may request householding in the future by contacting Justin Renz, Secretary.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of December 31, 2013 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, which give effect to the proposed merger of Zalicus and Epirus, which will be accounted for as a “reverse merger” under the acquisition method of accounting for business combinations with Epirus treated as the accounting acquirer, are presented herein. Epirus was determined to be the accounting acquirer based upon the terms of the merger and other factors, such as relative voting rights and the composition of the combined company’s board and senior management. The unaudited pro forma condensed combined balance sheet combines the unaudited condensed balance sheets of Zalicus and Epirus and gives effect to the merger as if it had been completed on December 31, 2013. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 combine the historical results of Zalicus and Epirus and give effect to the merger as if it had occurred on January 1, 2013. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of Zalicus and Epirus.

The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and do not purport to represent what the financial position or results of operations would actually have been if the merger occurred as of the dates indicated or what such financial position or results would be for any future periods for the combined company. The unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of Zalicus and Epirus, and should be read in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	separate historical audited consolidated financial statements of Zalicus as of and for the year ended December 31, 2013 included in Zalicus’ annual report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this document;

•	separate historical financial statements of Epirus as of and for the year ended December 31, 2013 included in this joint proxy statement/prospectus; and

•	management’s discussion and analysis of financial condition and results of operations for both Zalicus and Epirus and “Risk Factors” included in this joint proxy statement/prospectus.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed or have not progressed to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Upon consummation of the merger, final valuations and studies will be performed. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future financial position and results of operations. Fair values determined as of the assumed acquisition dates are based on the most recently available information. To the extent there are significant changes to Zalicus’ or Epirus’ business, or as new information becomes available, the assumptions and estimates herein could change significantly. The unaudited pro forma condensed combined financial statements do not reflect certain transactions that occurred subsequent to December 31, 2013. See Note 5, “Subsequent Transactions,” in the accompanying notes to unaudited pro forma condensed combined financial statements for additional information.

Because Epirus will be treated as the accounting acquirer, Epirus’ assets and liabilities will be recorded at their precombination carrying amounts and the historical operations that are reflected in the financial statements will be those of Epirus. Zalicus’ assets and liabilities will be measured and recognized at their fair values as of the transaction date, and consolidated with the assets, liabilities and results of operations of Epirus after the consummation of the merger. The unaudited pro forma condensed combined statements of operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets.

The unaudited pro forma condensed combined statement of operations does not include the impacts of any revenue, cost or other operating synergies that may result from the merger or any related restructuring costs. The unaudited pro forma condensed combined statement of operations does not reflect certain amounts resulting from the merger that were determined to be of a non-recurring nature.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

As of December 31, 2013

(in thousands, except share amounts)

	Historical		Pro Forma Adjustments	Note 4	Pro Forma Combined
	Epirus	Zalicus
Assets
Current assets:
Cash and cash equivalents	$1,798	$17,958	$—		$19,756
Restricted cash	—	50	—		50
Accounts receivable	—	2,511	—		2,511
Prepaid expenses and other current assets	888	223	—		1,111

Total current assets	2,686	20,742	—		23,428
Property and equipment, net	90	2,363	—		2,453
Intangible assets, net	2,437	7,200	13,200	a	22,837
Goodwill	1,499	—	7,155	a	11,654
			3,000	b
Restricted cash and other assets	82	1,801	—		1,883

Total assets	$6,794	$32,106	$23,355		$62,255

Liabilities and stockholders equity
Current liabilities:
Accounts payable	$1,067	$2,237	$—		$3,304
Accrued expenses and other current liabilities	2,492	3,339	7,750	b	13,433
			(148)	a
Deferred revenue	—	2,392	(2,183)	a	209
Convertible notes	12,500	—	—		12,500
Current portion of term loan payable	—	6,640	67	a	6,707
Current portion of lease incentive obligation	—	284	(284)	a	—
Deferred tax benefit	185	—	—		185

Total current liabilities	16,244	14,892	5,202		36,338
Term loan payable, net of current portion	—	2,132	9	a	2,141
Deferred rent, net of current portion	—	309	(309)	a	—
Lease incentive obligation, net of current portion	—	591	(591)	a	—
Warrant liability	5,843	—	(5,843)	c	—
Deferred tax liabilities	—	—	2,051	a	2,051
Deferred tax benefit, net of current portion	738	—	—		738

Series A convertible preferred stock, $.0001 par value;	23,348	—	(23,348)	d	—
authorized—49,585,950 shares; issued and outstanding—27,248,746 at December 31, 2013 and none at December 31, 2013 pro forma; liquidation preference of $27,249 at December 31, 2013

Stockholders’ equity
Common stock	—	26	1	a	192
			165	d
Additional paid-in capital	5,348	393,796	35,898	a	70,272
			(393,796)	a
			(165)	d
			5,843	c
			23,348	d
Accumulated deficit	(44,727)	(379,640)	379,640	a	(49,477)
			(4,750)	b

Stockholders’ equity	(39,379)	14,182	46,184		20,987

Total liabilities and stockholders’ equity	$6,794	$32,106	$23,355		$62,255

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

For the year ended December 31, 2013

(in thousands, except share and per share amounts)

	Historical		Pro Forma Adjustments	Note 4	Pro Forma Combined
	Epirus	Zalicus
Revenue:
Royalties	$—	$6,661	$—		$6,661
cHTS services and other collaborations	—	8,070	—		8,070

Total revenue	—	14,731	—		14,731

Operating expenses:
Research and development	9,659	33,964	—		43,623
General and administrative	4,809	7,523	—		12,332
Amortization of intangibles	—	8,722	653	e	9,375
Impairment charge	—	1,732	—		1,732

Total operating expenses	14,468	51,941	653		67,062

Loss from operations	(14,468)	(37,210)	(653)		(52,331)

Other income (expense):
Interest income	—	46	—		46
Interest expense	(5,543)	(1,467)	—		(7,010)
Change in fair value of warrant liability	(789)	—	—		(789)
Other income	5	14	—		19

Total other expense, net	(6,327)	(1,407)	—		(7,734)

Net loss	$(20,795)	$(38,617)	$(653)		$(60,065)

Net loss per share, basic and diluted	$(11.70)	$(1.68)		f	$(0.31)
Common shares used in calculating net loss per share, basic and diluted	1,776,934	22,932,675		f	191,519,987

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Description of the Transaction and Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Zalicus and Epirus, after giving effect to the merger described as follows.

Description of the Transaction

Pursuant to the merger agreement, a wholly owned subsidiary of Zalicus will be merged with and into Epirus, with Epirus continuing after the merger as the surviving corporation and a wholly-owned subsidiary of Zalicus. Zalicus will issue to Epirus stockholders a number of shares of its common stock to be determined subject to the terms of the merger agreement, based on the percentage of the combined company that Zalicus stockholders will own as of the closing of the merger, which is subject to adjustment at the closing based on the level of Zalicus’ net cash, as defined in the merger agreement, as of a certain determination date prior to the closing. On a pro forma basis, based upon the number of shares of Zalicus common stock expected to be issued in the merger (including in respect of outstanding Epirus options and warrants), (i) current Zalicus stockholders will own approximately 19% of the combined company and current Epirus equityholders will own approximately 81% of the combined company if Zalicus’ net cash at closing is equal to or in excess of $12.0 million, (ii) current Zalicus stockholders will own approximately 17% of the combined company and current Epirus equityholders will own approximately 83% of the combined company if Zalicus’ net cash at closing is greater than $9.0 million but less than $12.0 million, and (iii) current Zalicus stockholders will own approximately 14% of the combined company and current Epirus equityholders will own approximately 86% of the combined company if Zalicus’ net cash at closing is equal to or less than $9.0 million.

Treatment of Stock Options and Warrants

All Epirus stock options granted under the Epirus stock option plans (whether or not then exercisable) that are outstanding prior to the effective time of the merger, and all warrants to purchase Epirus capital stock that are outstanding prior to the effective time of the merger will be exchanged for options to purchase Zalicus common stock or warrants to purchase Zalicus common stock, as applicable. After the effective time, all outstanding and unexercised Epirus stock options assumed by Zalicus may be exercised solely for shares of Zalicus common stock and all outstanding and unexercised warrants to purchase Epirus capital stock may be exercised solely for shares of Zalicus common stock. The number of shares of Zalicus common stock subject to each Epirus stock option or warrant assumed by Zalicus shall be determined by multiplying (a) the number of shares of Epirus common stock that were subject to such Epirus stock option or warrant, as in effect immediately prior to the effective time of the merger by (b) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Zalicus common stock. The per share exercise price for the Zalicus common stock issuable upon exercise of each Epirus stock option or warrant assumed by Zalicus shall be determined by dividing (a) the per share exercise price of Epirus common stock subject to such Epirus stock option or warrant, as in effect immediately prior to the effective time of the merger, by (b) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. The exchange of the Epirus stock options for Zalicus stock options will be treated as a modification of the awards. The modification of the stock options is not expected to result in incremental compensation expense to be recognized upon closing of the merger. Refer to the section entitled “Merger Agreement—Merger Consideration and Adjustment” elsewhere in this joint proxy statement/prospectus for further information regarding the exchange ratio.

Each Zalicus equity award issued and outstanding at the time of the merger will remain issued and outstanding. For accounting purposes, the Zalicus equity awards will be assumed to have been exchanged for equity awards of Epirus, the accounting acquirer. As a result, the portion of the acquisition-date fair value of the Zalicus equity awards that is attributable to precombination service to Zalicus will be treated as a component of the purchase price. See Note 2, “Preliminary Purchase Price.”

2.	Preliminary Purchase Price

Zalicus will issue to Epirus equityholders a number of shares of its common stock (including in respect of outstanding Epirus options and warrants), which will represent approximately 81%, 83%, or 86% of the combined company, based upon Zalicus’ net cash at closing. The estimated preliminary purchase price, which represents the consideration transferred to the Zalicus stockholders in the reverse merger is calculated based on the number of shares of the combined company that Zalicus stockholders will own as of the closing of the merger. The accompanying unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $35.9 million, which consists of the following:

(in thousands, except share and per share amounts)
Estimated number of shares of the combined company to be owned by Zalicus stockholders(1)	26,358,910
Multiplied by the assumed price per share of Zalicus common stock(2)	$1.35

Estimated fair value of shares of combined company to be owned by Zalicus stockholders	$35,585
Estimated fair value of assumed Zalicus equity awards attributable to precombination service(3)	$340

Estimated purchase price	$35,925

(1)	Represents the number of shares of the combined company that Zalicus stockholders would own as of the closing of the merger pursuant to the merger agreement, which, for purposes of these pro forma financial statements, is calculated as 26,108,910 Zalicus shares outstanding as of April 16, 2014 plus the estimate of 250,000 Zalicus shares issuable pursuant to restricted stock units that would vest immediately upon closing of the merger.

The number of shares of common stock Zalicus will issue to Epirus equityholders (including in respect of outstanding Epirus options and warrants), for purposes of these pro forma financial statements, is calculated pursuant to the terms of the merger agreement based on Zalicus’ net cash as of December 31, 2013, which is less than $9.0 million, and shares of Zalicus common stock outstanding as of April 16, 2014, as follows:

Shares of Zalicus common stock outstanding as of April 16, 2014	26,108,910
Shares of Zalicus common stock issuable upon exercise of certain outstanding Zalicus stock options	250,000
Shares of Zalicus common stock subject to outstanding Zalicus restricted stock units	527,777

Adjusted outstanding shares of Zalicus common stock	26,886,687
Divided by the assumed percentage of Zalicus ownership of combined company	14%

Estimated adjusted total shares of common stock of combined company	192,047,764
Multiplied by the assumed percentage of Epirus ownership of combined company	86%

Estimated shares of Zalicus common stock issued to Epirus upon closing of Merger	165,161,077

(2)	$1.35 is the closing trading price of Zalicus common stock on April 16, 2014. The fair value of the consideration transferred in the merger will be measured using the closing trading price of Zalicus common stock on the merger closing date.

(3)

Represents the portion of the acquisition-date fair value of assumed Zalicus equity awards that are attributable to precombination service. This amount will be determined based on the closing trading price of

Zalicus common stock on the merger closing date, the number of Zalicus equity awards outstanding on the merger closing date, and the period of service provided by the holders of the awards prior to the merger closing date.

3.	Preliminary Purchase Price Allocation

The allocation of the preliminary purchase price to the estimated fair values of assets acquired and liabilities assumed as of December 31, 2013, is as follows:

(in thousands)
Cash and cash equivalents	$17,958
Restricted cash	50
Accounts receivable	2,511
Prepaid expenses and other current assets	223
Property and equipment, net	2,363
Royalty agreement intangible asset	7,200
In-process research and development	5,300
Customer relationships	5,000
Developed technology	2,700
Trade names	200
Goodwill	10,155
Restricted cash and other assets	1,801
Accounts payable	(2,237)
Accrued expenses and other current liabilities	(6,191)
Deferred revenue	(209)
Deferred tax liabilities	(2,051)
Term loans payable	(8,848)

Net assets acquired	$35,925

The purchase price allocation will remain preliminary until Epirus completes a final valuation of the assets acquired and liabilities assumed as of the date that the merger is consummated. The excess of consideration transferred over the estimated fair value of net identifiable assets acquired will be allocated to goodwill. The final determination of the allocation of consideration transferred is expected to be completed as soon as practicable after consummation of the merger, but will in no event exceed one year from the acquisition date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

For acquired working capital accounts such as accounts receivable, prepaid expenses and other current assets, accounts payable and certain accrued expenses, the Company determined that no preliminary fair value adjustments were required due to the short timeframe until settlement for these assets and liabilities.

The royalty agreement intangible asset relates to Zalicus’ rights to receive milestone payments and royalties from Mallinckrodt Inc. for the commercial rights to Exalgo® that were previously acquired by Zalicus. See Note 5, “Subsequent Transactions,” for additional information regarding the royalty agreement intangible asset.

In-process research and development, or IPR&D, represents the estimated fair value of Zalicus’ most-advanced purchased in-process program, Z944. The estimated fair value of IPR&D was determined based on estimates of expected future cash flows using an income approach. The present value of future cash flows was then determined utilizing an estimated risk-adjusted discount rate. The estimated fair value may be adjusted based upon the final valuation and any such adjustments could be significant. The final valuation is expected to be completed within 12 months after the completion of the merger. IPR&D is recorded as an indefinite-lived intangible asset until completion or abandonment of the associated research and development projects. Accordingly, no amortization expense is reflected in the pro forma adjustments. Epirus will periodically evaluate the carrying value of this indefinite-lived intangible asset. If a program is completed, the carrying value of the related intangible asset will be amortized over the remaining estimated life of the asset beginning in the period in which the program is completed. If a program becomes impaired or is abandoned, the carrying value of the related intangible asset will be written down to its fair value and an impairment charge will be recorded in the period in which the impairment occurs. This intangible asset will be tested for impairment on an annual basis, or earlier if impairment indicators are present.

Customer relationships, developed technology, and trade names represent the estimated fair values of intangible assets related to Zalicus’ cHTS business. The estimated fair values of the intangible assets were determined based on estimates of expected future cash flows using an income approach. The present value of future cash flows was then determined utilizing an estimated risk-adjusted discount rate. These estimated fair values may be adjusted based upon the final valuations and any such adjustments could be significant. The final valuations are expected to be completed within 12 months after the completion of the merger. Customer relationships, developed technology, and trade names will be amortized over the expected lives of the intangible assets, which are expected to be approximately 12 years, 12 years and 18 years, respectively. The carrying value of the intangible assets will be reviewed periodically to determine if the facts and circumstances suggest that a potential impairment may have occurred. Impairment charges, if any, will be recorded in the period in which the impairment occurs.

Goodwill represents the excess of the preliminary estimated purchase price over the estimated fair value of the assets acquired and liabilities assumed. Goodwill will not be amortized, but will be evaluated for impairment on an annual basis or more frequent if an event occurs or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. In the event that Epirus determines that the value of goodwill has become impaired, an impairment charge will be recorded in the period in which the determination is made.

The fair value of deferred revenue of $0.2 million was determined by measuring the estimated direct and incremental costs to fulfill the performance obligation plus a reasonable profit margin.

The deferred tax liability of $2.1 million relates to the temporary difference associated with the $5.3 million preliminary value of the IPR&D asset and has been estimated using a 38.7% effective tax rate.

As discussed further in Note 5, “Subsequent Transactions,” Zalicus prepaid its outstanding term loans on January 31, 2014.

4.	Accounting Policies and Pro Forma Adjustments

Based on Epirus’ review of Zalicus’ summary of significant accounting policies disclosed in Zalicus’ financial statements, the nature and amount of any adjustments to the historical financial statements of Zalicus to conform their accounting policies to those of Epirus are not expected to be significant. Upon consummation of the merger, further review of Zalicus’ accounting policies and financial statements may result in required revisions to Zalicus’ policies and classifications to conform to Epirus’ accounting policies.

The following pro forma adjustments are based on preliminary estimates, which may change significantly as additional information is obtained:

(a)	To record the preliminary purchase price allocation, including the elimination of Zalicus’ deferred rent of approximately $0.5 million, the elimination of Zalicus’ lease incentive obligation of approximately $0.9 million, the adjustment of approximately $2.2 million of Zalicus’ deferred revenue to its estimated fair value, and the write-off of approximately $0.1 million of Zalicus’ unamortized discount on current and noncurrent term loan payable. See Note 3, “Preliminary Purchase Price Allocation,” for additional information. In addition, Zalicus’ historical additional paid-in capital and accumulated deficit of approximately $393.8 million and $379.6 million, respectively, were eliminated.

(b)	To record a $7.8 million accrual as an estimate of both Epirus’ and Zalicus’ acquisition-related transaction costs. Of the $7.8 million aggregate transaction costs, approximately $4.8 million relate to Epirus and have been reflected as an increase to accumulated deficit in the unaudited condensed combined pro forma balance sheet. The remaining $3.0 million of transaction costs relate to Zalicus and have been recorded as an increase to goodwill.

(c)	To record the conversion of Epirus warrants to purchase Series A convertible preferred stock into warrants to purchase shares of common stock of the combined company.

(d)	To record the issuance of an estimated 165,161,077 shares of Zalicus common stock to Epirus stockholders, including the exchange of Epirus common stock and Epirus Series A convertible preferred stock for common stock of the combined company. See Note 2, “Preliminary Purchase Price,” for additional information.

(e)	To record $0.7 million of amortization related to intangible assets acquired. See Note 3, “Preliminary Purchase Price Allocation,” for additional information.

(f)	The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma combined net loss for the year ended December 31, 2013. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the merger. The estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the merger is calculated as the estimated adjusted total shares of common stock of the combined company of 192,047,764 as described in Note 2, “Preliminary Purchase Price”, less 250,000 shares of common stock issuable upon exercise of certain Zalicus stock options and 277,777 shares of common stock subject to outstanding restricted stock units that do not vest upon the closing of the merger.

Zalicus Executives’ Potential Compensation

In accordance with the terms of their existing employment agreements, certain Zalicus executives are entitled to severance benefits in the event their employment is terminated subsequent to a change in control. Upon termination of employment without cause or upon resignation for good reason subsequent to the merger, the executives would be entitled to receive an aggregate $1.5 million in cash, full acceleration of vesting of all outstanding equity awards and continued payment of health and dental insurance premiums for specified amounts of time. Refer to the section titled “Interests of Zalicus’ Executive Officers and Directors in the Merger”, included elsewhere in this joint proxy statement/prospectus, for additional information.

All such amounts are not included as pro forma adjustments because the terminations represent actions that are required by the combined company and are not recurring in nature. If these employees are terminated subsequent to the merger, the amounts will be recorded as expense by the combined company in its post-merger statement of operations and comprehensive loss. As noted above, for accounting purposes, the Zalicus equity awards will be assumed to have been exchanged for equity awards of Epirus. As a result, the portion of the acquisition-date fair value of the executives’ outstanding, unvested equity awards that is not attributable to precombination service to Zalicus will be recorded as expense upon such awards’ acceleration of vesting.

5.	Subsequent Transactions

The unaudited pro forma condensed combined financial statements do not reflect the following transactions, which occurred subsequent to December 31, 2013:

Zalicus Royalty Purchase Agreement

On January 31, 2014, Zalicus and Mallinckrodt Medical Imaging—Ireland, an affiliate of Mallinckrodt plc (“Mallinckrodt”), entered into a Royalty Purchase Agreement (the “Royalty Purchase Agreement”) relating to the

Asset Purchase Agreement, dated as of June 11, 2009, between Zalicus and Mallinckrodt Inc., as amended (the “Asset Purchase Agreement”). Under the Asset Purchase Agreement, Zalicus was entitled to ongoing royalty payments based on net sales of the product Exalgo by Mallinckrodt, and has received $16.0 million in royalty payments to date since the commercial launch of Exalgo in April 2010. Under the terms of the Royalty Purchase Agreement, in exchange for the payment of $7.2 million from Mallinckrodt to Zalicus on January 31, 2014, Zalicus has terminated any further rights it has to the payment of royalties on net sales of Exalgo by Mallinckrodt and will record the sale of its intangible asset for proceeds of $7.2 million, with no gain or loss, in the three months ended March 31, 2014.

Zalicus Repayment of Term Loans

On January 31, 2014, Zalicus prepaid its outstanding term loans payable of approximately $8.65 million, including accrued interest of approximately $0.1 million and a final payment fee of $0.3 million, to Oxford Finance LLC (“Oxford”) under the Loan and Security Agreement, dated as of December 22, 2010, as amended (the “Loan and Security Agreement”). Prior to such prepayment in January 2014, Zalicus made a scheduled principal payment of $0.6 million to Oxford. The proceeds from the Royalty Purchase Agreement of $7.2 million (discussed above), along with a royalty payment of approximately $2.0 million to Zalicus from Mallinckrodt for net sales of Exalgo for the quarter ended December 31, 2013, were sufficient to prepay the remaining balance of approximately $8.65 million under the Loan and Security Agreement. As a result, the Loan and Security Agreement is terminated effective January 31, 2014, and Oxford has released all security interests in Zalicus’ tangible and intangible property.

Settlement of Epirus Convertible Notes

In March 2014, the $12.5 million principal amount of Epirus’ convertibles notes, plus accrued but unpaid interest, was converted into 13,184,383 shares of Epirus’ Series A convertible preferred stock.

Issuance of Epirus Convertible Notes

In March 2014, Epirus issued $5.0 million of convertible notes to finance its operations. The notes bore interest at a rate of 8.0% per annum and had a maturity date of April 30, 2014. The note agreements contain the following settlement provisions: (1) in the event of a qualified financing in which the Company issues and sells shares of preferred stock for gross proceeds of at least $20.0 million from one or more persons that are not current holders of capital stock, prior to the maturity date of the note, all outstanding principal and accrued interest automatically converts into the same class and series of capital stock at the price paid per share by the other purchasers in the qualified financing event; (2) in the event of a corporate merger, all outstanding principal and accrued interest automatically converts into the Company’s Series A Preferred at a conversion price equal to $1.00 per share; (3) in the event of an acquisition or asset transfer, the Company shall pay the outstanding note holders an amount in cash three times the outstanding principal balance and accrued but unpaid interest through the date of the payment; (4) in the event of a non-qualified financing, holders of the notes shall have the option to either convert all outstanding principal and any accrued but unpaid interest into shares of the same class and series of capital stock at the conversion price equal to the price per share of the non-qualified financing securities, or into shares of Series A Preferred, at a conversion price equal to $1.00 per share; and (5) following the maturity date of the note, upon a written election by a majority of note holders, all outstanding principal and accrued interest converts into Series A Preferred.

In April 2014, the $5.0 million principal amount of convertible notes, plus accrued but unpaid interest, was converted into 3,947,363 shares of Epirus’ Series B convertible preferred stock.

Issuance of Epirus Series B Convertible Preferred Stock

In April 2014, Epirus closed an initial Series B convertible preferred stock financing with an issuance of 24,409,444 shares at a price of $1.27 per share for aggregate proceeds of $31.0 million. The Series B convertible preferred stock accrues non-cumulative dividends at a rate of 8.0% per annum. Each share of Series B convertible preferred stock is convertible at the option of the holder, at any time and from time to time, into fully paid and non-assessable shares of common stock as is determined by dividing the original issuance price ($1.27 per share) by the then applicable conversion price of ($1.27 as of the date of issuance).

Appendix A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

ZALICUS INC.,

a Delaware corporation;

BRUNNING, INC.,

a Delaware corporation; and

EPIRUS BIOPHARMACEUTICALS, INC.,

a Delaware corporation

Dated as of April 15, 2014

A-i

A-ii

EXHIBITS

Exhibit A	—	Definitions	A-73
Exhibit B	—	Forms of Voting Agreements
Exhibit C	—	Certificate of Incorporation of the Surviving Corporation
Exhibit D	—	Charter Amendment

A-iii

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of April 15, 2014, by and among ZALICUS INC., a Delaware corporation (“Phoenix”); BRUNNING, INC., a Delaware corporation and a wholly-owned subsidiary of Phoenix (“Merger Sub”), and EPIRUS BIOPHARMACEUTICALS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Phoenix and the Company intend to merge Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Phoenix.

B. For U.S. federal income tax purposes, Phoenix, Merger Sub and the Company intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, that this Agreement will constitute a “plan of reorganization” for purposes of Section 354 and 361 of the Code, and that Phoenix, Merger Sub and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

C. The Board of Directors of Phoenix (i) has determined that the Merger is advisable and in the best interests of Phoenix and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Phoenix Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholders of Phoenix vote to approve the issuance of shares of Phoenix Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and such other actions as contemplated by this Agreement.

D. The Board of Directors of Merger Sub (i) has determined that the Merger is advisable and in the best interests of Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

E. The Board of Directors of the Company (i) has determined that the Merger is advisable and in the best interests of the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of the Company.

F. Concurrently with the execution of this Agreement, and as an inducement to Phoenix, Merger Sub and the Company to enter into this Agreement, certain stockholders of Phoenix and the Company listed on Schedule I hereto have entered into voting agreements, dated as of the date hereof, in the forms attached hereto as Exhibit B (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which such stockholders have agreed, subject to the terms thereof, to vote or cause to be voted all of the shares of capital stock of the Company or Phoenix, as the case may be, held of record or beneficially owned by such stockholder in favor of the adoption and approval of this Agreement in the case of stockholders of the Company, and in favor of the approval of the Phoenix Stockholder Proposals in the case of stockholders of Phoenix. The parties intend that, as soon as practicable following the execution of this Agreement, the Board of Directors of the Company will adopt a resolution setting forth the Charter Amendment, declaring its advisability and recommending that the stockholders of the Company adopt and approve the Charter Amendment, and that as soon as practicable thereafter, certain stockholders of the Company will execute written consents approving the Charter Amendment.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly-owned subsidiary of Phoenix.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins, LLP, 200 Clarendon Street, 20th Floor, Boston, Massachusetts 02116, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6, Section 7 and Section 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Phoenix and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Phoenix and the Company. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), or at such later time as may be specified in such Certificate of Merger with the consent of Phoenix and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth on Exhibit C, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

(b) the Certificate of Incorporation of Phoenix shall be the Phoenix Charter immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, Phoenix shall file an amendment to its certificate of incorporation to change the name of Phoenix to “Epirus Biopharmaceuticals, Inc.”;

(c) the Bylaws of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws;

(d) the directors and officers of Phoenix shall be as set forth in Section 5.11; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Phoenix as set forth in Section 5.11.

1.5 Conversion of Shares; Company Stock Options and Company Warrants.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Phoenix, Merger Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock or Company Preferred Stock held by the Company as treasury stock prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Phoenix Common Stock equal to the Exchange Ratio; and

(b) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture or under any applicable restricted stock purchase agreement or other agreement with the Company (other than those shares (if any) which, as a result of the Merger, shall, by the terms of the agreements applicable thereto, vest or for which any such repurchase options or other such restrictions or risks of forfeiture shall lapse), then the shares of Phoenix Common Stock issued in exchange for such shares of Company Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such shares of Phoenix Common Stock shall accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Phoenix is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

(c) No fractional shares of Phoenix Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in Section 1.5(a), and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Phoenix Common Stock (after aggregating all fractional shares of Phoenix Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) (as defined in Section 1.6), be entitled to receive, from the Exchange Agent (as defined in Section 1.7) in accordance with the provisions of this Section 1.5, a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the exchange agent attributable to such sale) in one or more transactions of shares of Phoenix Common Stock equal to the excess of (i) the aggregate number of shares of Phoenix Common Stock to be delivered to the Exchange Agent by Phoenix pursuant to Section 1.7(a) over (ii) the aggregate number of whole shares of Phoenix Common Stock to be distributed to holders of Company Stock Certificates pursuant to Section 1.7(b) (such excess being, the “Excess Shares”). The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Phoenix that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing shares of Phoenix Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on the NASDAQ Capital Market (or such other NASDAQ market which the Phoenix Common Stock then trades).

(d) All Company Stock Options outstanding immediately prior to the Effective Time under the Company Stock Option Plan and all Company Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Phoenix Common Stock or warrants to purchase Phoenix Common Stock, as applicable, in accordance with Section 5.4.

(e) Each share of Common Stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Phoenix Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Common Stock, Company Preferred Stock, Company Stock Options and Company Restricted Stock Units the same economic effect as contemplated by this Agreement prior to such event.

1.6 Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock or Company Preferred Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7. From and after the Effective Time, the holders of Company Stock Certificates outstanding immediately prior to the Effective Time will cease to have any rights with respect to the Company Common Stock and/or Company Preferred Stock, as applicable, represented by such Company Stock Certificates except as otherwise provided for herein or by applicable Law.

1.7 Surrender of Certificates.

(a) On or prior to the Closing Date, Computershare Trust Company, N.A. shall be appointed to act as exchange agent in the Merger (the “Exchange Agent”). At or promptly following the Effective Time, Phoenix shall deposit with the Exchange Agent: (i) certificates representing the shares of Phoenix Common Stock issuable pursuant to Section 1.5 in exchange for the outstanding shares of Company Common Stock and Company Preferred Stock pursuant to this Section 1.7. The shares of Phoenix Common Stock and any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Phoenix may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Phoenix Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Phoenix: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Phoenix Common Stock that such holder has the right to receive (and cash in lieu of any fractional share of Phoenix Common Stock) pursuant to the provisions of Section 1.5; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Phoenix Common Stock (and cash in lieu of any fractional share of Phoenix Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Phoenix may, in its discretion and as a condition precedent to the delivery of any shares of Phoenix Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and, if reasonably required by Phoenix, post a bond indemnifying Phoenix against any claim suffered by Phoenix related to the lost, stolen or destroyed Company Stock Certificate or any Phoenix Common Stock issued in exchange therefor as Phoenix may reasonably request. If any certificates evidencing shares of Phoenix Common Stock are to be issued in a name other than that in which the surrendered Company Stock Certificate is registered, it shall be a condition of the issuance thereof that the Company Stock Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Company Stock Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a new certificate for shares of Phoenix Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(c) No dividends or other distributions declared or made with respect to Phoenix Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Phoenix Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate (or complies with the lost stock provisions) in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Closing Date shall be delivered to Phoenix upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Phoenix (subject to any applicable abandoned property Law, escheat Law or similar Law) for satisfaction of their claims for Phoenix Common Stock, cash in lieu of fractional shares of Phoenix Common Stock and any dividends or distributions with respect to shares of Phoenix Common Stock.

(e) Each of Phoenix, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, from any consideration payable or otherwise deliverable under this Agreement to any holder of record of any Company Capital Stock immediately prior to the Effective Time or any other Person who is entitled to receive merger consideration pursuant to this Agreement, such amounts as are required to be withheld or deducted under the Code or any other state, local or foreign Tax Law with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of merger consideration hereunder. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Phoenix Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.8 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) The Company shall give Phoenix prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands.

1.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall (in the name of the Company, in the name of Merger Sub and otherwise) take such action.

1.10 Determination of Net Cash.

(a) Within two (2) calendar days following the Determination Date, Phoenix will deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Phoenix’s calculation of Net Cash (as determined in accordance with the definition of Net Cash) (the “Net Cash Calculation”) as of such Determination Date prepared by Phoenix’s Chief Financial Officer, together with the work papers and back-up materials used in preparing the applicable Net Cash Schedule.

(b) Within two (2) Business Days after Phoenix delivers the Net Cash Schedule to the Company (the “Response Date”), the Company will have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Phoenix (a “Dispute Notice”). Any Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such proposed revisions.

(c) If on or prior to the Response Date, (i) the Company notifies Phoenix in writing that it has no objections to the Net Cash Calculation set forth in the Net Cash Schedule or (ii) the Company fails to deliver a Dispute Notice as set forth above, then the Net Cash Calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement, except in the case of intentional or willful misrepresentation.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date as provided above, then representatives of Phoenix and the Company will promptly meet and attempt in good faith to promptly resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash within three (3) calendar days after the Response Date, which agreed upon Net Cash amount will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(e) In the event no agreement is reached within three (3) calendar days after the Response Date and the disagreements would result in at least a $250,000 adjustment to Net Cash, then the Parties agree to adjourn the Phoenix Stockholder Meeting to a date mutually agreed upon so that such disagreement can be resolved in accordance with the terms of clause (f) below.

(f) If Phoenix and the Company are unable to resolve any disagreement between them concerning the Net Cash Calculation or any component thereof (the “Dispute”) within three (3) calendar days, then the Dispute may be referred by Phoenix or the Company for determination to McGladrey LLP. If McGladrey LLP is unwilling to serve in such capacity then the Company and Phoenix will refer the Dispute to the Boston, Massachusetts office of a regionally or nationally recognized accounting firm that is mutually selected by Phoenix and the Company. If the Parties are unable to select a regionally or nationally recognized accounting firm within five (5) calendar days, then either Phoenix or the Company may thereafter request that the Boston, Massachusetts office of the American Arbitration Association make such selection (either McGladrey LLP or such other accounting firm, as applicable, the “Independent Accountant”). Each of Phoenix and the Company will provide the Independent Accountant and the other Party with a statement of its position as to the amount for each Dispute within ten (10) calendar days from the date of the referral. The Independent Accountant will make a written determination as promptly as practicable, but in any event within fifteen (15) calendar days after the date on which the Dispute is referred to the Independent Accountant, by determining the actual Net Cash, which will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement, and the applicable Exchange Ratio. If at any time Phoenix and the Company resolve the Dispute, then notwithstanding the preceding provisions of this clause (f), the Independent Accountant’s involvement promptly will be discontinued and the Net Cash Calculation will be revised, if necessary, to reflect such resolution and thereupon will be final and binding for all purposes under this Agreement, except in the case of intentional or willful misrepresentation or manifest error. The Parties will make readily available to the Independent Accountant all relevant books and records relating to the Net Cash Calculation and the calculation set forth in the Net Cash Schedule and all other items reasonably requested by the Independent Accountant in connection with resolving the Dispute. The costs and expenses of the Independent Accountant will be borne equally by Phoenix and the Company.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Phoenix and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by the Company to Phoenix (the “Company Disclosure Schedule”). The Company Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered Sections and subsections contained in this Section 2. The disclosures in any part or subpart of the Company Disclosure Schedule shall qualify other Sections and subsections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other Sections and subsections.

2.1 Organization.

(a) The Company is a corporation, duly organized, validly existing and in good corporate standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The certificate of incorporation of the Company (the “Company Charter”) and the bylaws of the Company (the “Company Bylaws”), copies of which have previously been made available to Phoenix, are true, correct and complete copies of such documents as currently in effect and the Company is not in violation of any provision thereof. Other than the Company Charter and the

Company Bylaws, the Company is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of the Company or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(b) Each of the Company’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization. Each of the Company’s Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The certificate of incorporation and bylaws or equivalent organizational documents of each of the Company’s Subsidiaries, copies of which have previously been made available to Phoenix, are true, correct and complete copies of such documents as currently in effect and such Subsidiaries of the Company are not in violation of any provision thereof.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of 111,815,911 shares of Company Common Stock and 95,850,903 shares Company Preferred Stock, of which 55,653,728 are designated as Company Series A Preferred Stock and 40,197,175 are designated as Company Series B Preferred Stock. As of the date hereof, there are 2,888,021 shares of Company Common Stock issued and outstanding (of which 400,000 were shares of restricted stock of the Company), 42,418,035 shares of Company Series A Preferred Stock issued and outstanding and 22,057,597 shares of Company Series B Preferred Stock issued and outstanding. As of the date hereof, there are no shares of Company Common Stock and no shares of Company Preferred Stock held in the treasury of the Company. The Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance other than as described above. The outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of the material terms of any agreement or understanding binding upon the Company at the time at which they were issued and were issued in compliance with the Company Charter and Company Bylaws and all applicable Laws. Except for the Company Stock Option Plans and the Company Warrants, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for the Company to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Company Common Stock or any other equity security of the Company or any Subsidiary of the Company or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Company Common Stock or any other equity security of the Company or any Subsidiary of the Company or obligating the Company or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or restrictions on transfer relating to any capital stock of the Company.

(b) Section 2.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all issued and outstanding shares of Company Common Stock and shares of Company Preferred Stock (other than Company Stock Options), on a holder-by-holder basis.

(c) As of the date hereof, there are 9,040,236 shares of Company Common Stock issuable upon exercise of all outstanding Company Stock Options, subject to adjustment on the terms set forth in the Company Stock Option Plans. Section 2.2(c) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each Company Stock Option, (ii) the date each

Company Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Company Stock Option, (iv) the expiration date of each such Company Stock Option, (v) the vesting schedule of each such Company Stock Option, (vi) the price at which each such Company Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Company Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Company Stock Options and (viii) whether and to what extent the exercisability of each Company Stock Option will be accelerated upon consummation of the Contemplated Transactions or any termination of employment thereafter.

(d) As of the date hereof, there are 400,000 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards and no shares of Company Common Stock subject to outstanding Company Restricted Stock Unit Awards. As of the date hereof, there are up to 3,920,886 shares of Company Capital Stock issuable upon exercise of all outstanding Company Warrants. Section 2.2(d) of the Company Disclosure Schedule sets forth each such Company Restricted Stock Award, Company Restricted Stock Unit Award and Company Warrant outstanding as of the date hereof and the number of shares of Company Capital Stock subject to the award or issuable upon exercise of the warrant, as applicable.

(e) Section 2.2(e) of the Company Disclosure Schedule lists each Subsidiary of the Company as of the date hereof and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by the Company and (ii) the jurisdiction of incorporation or organization. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Company’s Subsidiaries (A) are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable, (B) are owned by the Company free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation of the material terms of any agreement or understanding binding upon the Company or any of its Subsidiaries at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws.

2.3 Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its respective obligations hereunder, subject only to obtaining the Company Stockholder Approval. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the Contemplated Transactions have been recommended by, and have been duly and validly adopted and approved by a unanimous vote of, the Board of Directors of the Company. No other approval or consent of, or action by, the holders of the outstanding securities of the Company, other than the Company Stockholder Approval, is required in order for the Company to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its obligations hereunder. The Board of Directors of the Company has declared this Agreement advisable, has directed that this Agreement be submitted to the Company Stockholders for adoption and approval and has recommended that the Company Stockholders adopt and approve this Agreement. Except for the filing of the Charter Amendment (and the actions of the Board of Directors of the Company and certain stockholders of the Company relating thereto), the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of the Company or any of its Subsidiaries is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties hereto), constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity. All other documents required to be executed by the Company on or prior to the date hereof in connection with the Contemplated Transactions have been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

2.4 Non-Contravention; Consents.

(a) Except as set forth in Section 2.4(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Contemplated Transactions will not, (i) subject to obtaining the Company Stockholder Approval, conflict with, or result in any violation or breach of, any provision of the Company Charter, the Company Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrance on the Company’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any Company Material Contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining the Company Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 2.4(b) having been obtained prior to the Effective Time and all filings and notifications described in Section 2.4(b) having been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clause (iii) of this Section 2.4(a) for any such conflicts or violations, breaches, rights of termination, Encumbrances, penalties, defaults, terminations, cancellations, accelerations or losses that have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Contemplated Transactions, except for (i) obtaining the Company Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with this Agreement and the Contemplated Transactions, (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of the NASDAQ Capital Market, and (v) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

2.5 Financial Statements.

(a) Section 2.5(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s audited consolidated balance sheet as of December 31, 2013 and December 31, 2012, and the related consolidated audited statements of operations, cash flows and stockholders equity for the twelve months ended December 31, 2013 and December 31, 2012, together with the notes thereto and the reports and opinions of Ernst & Young LLP relating thereto, and the unaudited balance sheet of the Company as of March 31, 2014 and the related unaudited statements of operations, cash flow and stockholders’ equity for the three-month period then ended (collectively, the “Company Financial Statements”). The Company Financial Statements (i) complied, or will comply as to form in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto (ii) were prepared in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (iii) fairly present, in all material respects, the financial condition and operating results of the Company and its Subsidiaries as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material). The balance sheet of the Company as of December 31, 2013 is hereinafter referred to as the “Company Balance Sheet.”

(b) The Company and its Subsidiaries, collectively, maintain adequate disclosure controls and procedures designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer or President and the Chief Financial Officer of the Company by others within those entities.

(c) None of the Company, its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, or internal or external auditor of the Company and its Subsidiaries has received or otherwise had or obtained actual Knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that any of the Company or its Subsidiaries has engaged in questionable accounting or auditing practices.

(d) During the periods covered by the Company Financial Statements, there have been no: (i) changes in the internal control over financial reporting of the Company and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, the Company’s and its Subsidiaries internal control over financial reporting; (ii) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting reported to the Board of Directors of the Company and the external auditors of the Company and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of the Company or its Subsidiaries or other employees of the Company or its Subsidiaries who have a significant role in the internal control over financial reporting of the Company or its Subsidiaries.

2.6 Absence of Changes. Since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices. Except as set forth on Section 2.6 of the Company Disclosure Schedule, after the date of the Company Balance Sheet and on or before the date hereof:

(a) there has not been any change, event, circumstance or condition to the Knowledge of the Company that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding shares of the capital stock of the Company, and the Company has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of the capital stock of the Company;

(c) none of the Company or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by the Company or its Subsidiaries;

(e) none of the Company or its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $100,000, in the aggregate;

(f) there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any of the Company Intellectual Property;

(g) there has been no notice delivered to the Company or any of its Subsidiaries of any claim of ownership by a third party of any of the Company Intellectual Property owned or developed by the Company or its Subsidiaries, or of infringement by any of the Company or its Subsidiaries of any Third Party Intellectual Property;

(h) there has not been any: (i) grant of any severance or termination pay to any employee of the Company or its Subsidiaries; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of the Company or its Subsidiaries; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants, except as required by any pre-existing plan or arrangement set forth in Section 2.6 of the Company Disclosure Schedule; or (iv) termination of any of the officers or key employees of any of the Company or any of its Subsidiaries; or

(i) there has not been any agreement to do any of the foregoing.

2.7 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, and such assets are sufficient and adequate to carry on the respective businesses of the Company and its Subsidiaries as presently conducted. All of said assets are owned by the Company or a Subsidiary of the Company free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company and its Subsidiaries, taken as a whole; and (iii) Encumbrances described in Section 2.7 of the Company Disclosure Schedule.

2.8 Properties.

(a) Section 2.8(a) of the Company Disclosure Schedule identifies (x) the street address of each parcel of Company Leased Real Property, (y) the identification of the applicable Company Lease and the Company Ancillary Lease Documents and (z) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Company Leased Real Property. With respect to each Company Lease, except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i) the Company Leases and the Company Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and the Company or a Subsidiary of the Company, as applicable, holds a valid and existing leasehold interest under such Company Leases free and clear of any Encumbrances except Permitted Encumbrances. The Company and its Subsidiaries have delivered to Phoenix full, complete and accurate copies of each of the Company Leases and all Company Ancillary Lease Documents described in Section 2.8(a)(i) of the Company Disclosure Schedule;

(ii) none of the Company Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

(iii) the Company Leases and all Company Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iv) with respect to each of the Company Leases, none of the Company or its Subsidiaries has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Company Lease or Company Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

(v) none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Company Leases or Company Ancillary Lease Documents is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Company Leases or any Company Ancillary Lease Documents;

(vi) no party to the Company Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the Company Leases; and

(vii) none of the Company or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Company Leases or any Company Ancillary Lease Documents.

(b) The Company and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding the Company Intellectual Property, necessary to conduct the Company Business, except for Permitted Encumbrances. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by the Company and its Subsidiaries as now used, possessed and controlled by the Company or its Subsidiaries, as applicable.

(c) The Company Leased Real Property constitutes all of the real property used or occupied by the Company and its Subsidiaries in connection with the conduct of the Company Business, and such Company Leased Real Property is sufficient and adequate to carry on the respective businesses of the Company and its Subsidiaries as presently conducted.

(d) None of the Company or its Subsidiaries has any Company Owned Real Property, nor is any of the Company or its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

2.9 Intellectual Property.

(a) Section 2.9(a) of the Company Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Patents”), registered and material unregistered Marks owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Marks”) and registered and material unregistered Copyrights owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Copyrights”), (ii) licenses, sublicenses or other agreements under which the Company or any of its Subsidiaries is granted rights by others in the Company Intellectual Property (“Company

Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which the Company or any of its Subsidiaries has granted rights to others in the Company Intellectual Property (“Company Licenses-Out”).

(b) With respect to the Company Intellectual Property (i) purported to be owned by the Company or any of its Subsidiaries, the Company or one of its Subsidiaries exclusively owns such Company Intellectual Property and (ii) licensed to the Company or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Company Intellectual Property are the subject of a written license or other agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Company License-In or Company License-Out or Permitted Encumbrances granted by the Company or any of its Subsidiaries.

(c) All Company Intellectual Property owned by, and, to the Knowledge of the Company, all Company Intellectual Property exclusively licensed to the Company or any of its Subsidiaries that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications), and, to the Knowledge of the Company, all Company Patents, Company Marks and Company Copyrights, and all intellectual property rights and/or proprietary rights relating to any of the foregoing, that are owned by or exclusively licensed to the Company or any of its Subsidiaries are valid and enforceable.

(d) To the Knowledge of the Company, each Company Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

(e) No Company Patent is now involved in any interference, reissue, reexamination or opposition proceeding; to the Knowledge of the Company, there is no patent or patent application of any third party that potentially interferes with a Company Patent; all products made, used or sold under the Company Patents have been marked with the proper patent notice.

(f) There are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries or any of its employees alleging that any of the operation of the Company Business or any activity by the Company or any of its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Company Product infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property (“Third Party Intellectual Property”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity or that any Company Intellectual Property is invalid or unenforceable.

(g) To the Knowledge of the Company, neither the operation of the Company Business, nor any activity by the Company or any of its Subsidiaries, nor manufacture, use, importation, offer for sale and/or sale of any Company Product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property.

(h) None of the Company or any of its Subsidiaries has any obligation to compensate any person for the use of any Intellectual Property; none of the Company or any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property; there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations that: (i) restrict the rights of the Company or any of its Subsidiaries to use any Intellectual Property,

(ii) restrict the Company Business, in order to accommodate a third party’s Intellectual Property, or (iii) permit third parties to use any Company Intellectual Property.

(i) All former and current employees, consultants and contractors of the Company or any of its Subsidiaries have executed written instruments with the Company or one or more of its Subsidiaries that assign to the Company, all rights, title and interest in and to any and all (i) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Company Business or any of the products or services being researched, developed, manufactured or sold by the Company or any of its Subsidiaries or that may be used with any such products or services and (ii) Intellectual Property relating thereto; in each case where a Company Patent is held by the Company or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(j) To the Knowledge of the Company, (i) there is no, nor has there been any, infringement or violation by any person or entity of any Company Intellectual Property or the rights of the Company or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Company Intellectual Property or the subject matter thereof.

(k) The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (the “Company Trade Secrets”), including, without limitation, requiring each employee and consultant of the Company and its Subsidiaries and any other person with access to Company Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to Phoenix and, to the Knowledge of the Company, there has not been any breach by any party to such confidentiality agreements.

(l) Following the Effective Time, the Surviving Corporation will have the same rights and privileges in the Company Intellectual Property as the Company and its Subsidiaries had in the Company Intellectual Property immediately prior to the Effective Time.

2.10 Material Contracts. Section 2.10 of the Company Disclosure Schedule is a correct and complete list of each currently effective Company Contract:

(a) the Company Leases and the Company Ancillary Lease Documents;

(b) for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by the Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

(c) for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries received, in the aggregate, $100,000 or more;

(d) that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(e) relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(f) severance or change-in-control Contracts;

(g) which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of the Company or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of Surviving Corporation, the Company or any Affiliate of the Company, is or would be conducted, or (ii) the scope of the business and operations of the Company and its Subsidiaries, taken as a whole;

(h) in respect of any Company Intellectual Property that provides for annual payments of, or pursuant to which in the last year the Company or any of its Subsidiaries paid or received, in the aggregate, $100,000 or more;

(i) containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;

(j) with any Governmental Authority;

(k) any Contract with (a) an executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries);

(l) any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

(m) relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of the Company or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice; or

(n) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from the Company or any of its Subsidiaries in excess of $100,000.

The Company has delivered or made available to Phoenix accurate and complete copies of all material written Company Contracts, including all amendments thereto. There are no material Company Contracts that are not in written form. Except as set forth on Section 2.10 of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has, nor to the Company’s Knowledge, has any other party to a Company Material Contract (as defined below) materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company or its Subsidiaries is a party or by which it is bound of the type described in clauses (a)through (n) above or any Company Contract listed in Section 2.14 or Section 2.15 of the Company Disclosure Schedule (any such agreement, contract or commitment, a “Company Material Contract”). As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity. The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Company, any Subsidiary of the Company, or the Surviving Corporation to any Person under any Company Material Contract or give any Person the right to terminate or alter the provisions of any Company Material Contract. No Person (A) is renegotiating any material amount paid or payable to the Company or any of its Subsidiaries under any Company Material Contract or any other material term or provision of any Company Material Contract or (B) has provided notice to the Company or any of its Subsidiaries that it intends to terminate any Company Material Contract.

2.11 Absence of Undisclosed Liabilities. As of the date hereof, neither the Company nor any Subsidiary of the Company has any liability, Indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities identified as such in the “liabilities” column of the Company Balance Sheet and (b) Liabilities that have been incurred by the Company since the date of the Company’s unaudited consolidated balance sheet at December 31, 2013 in the Ordinary Course of Business consistent with past practices that, either alone or when combined with all similar Liabilities, has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.12 Compliance with Laws; Regulatory Compliance.

(a) Each of the Company and its Subsidiaries is in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on the Company or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries and their respective employees and agents hold all permits, licenses, variances, registrations, exemptions, Orders, consents and approvals from the U.S. Food and Drug Administration (the “FDA”) and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of Company Products (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company and each of its Subsidiaries as currently conducted (the “Company Permits”), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the FDA promulgated thereunder, and the Public Health Service Act of 1944, as amended (the “PHSA”). Notwithstanding the foregoing, it is acknowledged that no Company Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents and/or approvals will be required before any Company Product may be marketed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such Company Permits are valid, and in full force and effect. Since January 1, 2013, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries is in compliance in all material respects with the terms of all Company Permits, and no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto. None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a “Health Care Law”). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, are bound or which relate to Company Products.

(d) Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Company Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of the Company Products. All required pre-clinical toxicology studies conducted by or on behalf of the Company or its Subsidiaries and Company-sponsored clinical trials (or clinical trials sponsored by the Company or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Phoenix. Each clinical trial conducted by or on behalf of the Company or any of its Subsidiaries with respect to Company Products has been conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11. Each of the Company and its Subsidiaries has filed all required notices (and made available to Phoenix copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of the Company or any of its Subsidiaries with respect to such Company Products.

(e) All applications, submissions, information and data utilized by any the Company or any of its Subsidiaries as the basis for, or submitted by or on behalf of the Company or any of its Subsidiaries in connection with any and all requests for a Company Permit relating to the Company or any of its Subsidiaries, when submitted to the FDA or other Company Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Company Regulatory Agency.

(f) None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Company Regulatory Agency has initiated, or threatened to initiate, any Action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by the Company or any of its Subsidiaries or otherwise restrict the pre-clinical research or clinical study of any Company Product or any drug product being developed by any licensee or assignee of the Company Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Company Product. None of the Company or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Company Products. To the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g) The Company and its Subsidiaries have made available to Phoenix true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other Company Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Company Regulatory Agency. The Company and its Subsidiaries have made available to Phoenix for review all correspondence to or from the FDA or other Company Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other Company Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or other Company Regulatory Agency, or prepared by the FDA or other Company Regulatory Agency or which bear in any way on the Company’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other Company Regulatory Agency, or on the likelihood or timing of approval of any Company Products.

2.13 Taxes and Tax Returns.

(a) Each material Tax Return required to be filed by, or on behalf of, the Company or any of its Subsidiaries, and each material Tax Return in which the Company or any of its Subsidiaries was required to be included, has been timely filed. Each such Tax Return was true, correct and complete in all material respects.

(b) Each of the Company and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all material Taxes due and owing, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c) The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of December 31, 2013, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(d) Section 2.13(d) of the Company Disclosure Schedule lists all federal, state, local and foreign Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after December 31, 2008, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Phoenix correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Company or any of its Subsidiaries since December 31, 2008.

(e) There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(f) None of the Company or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return or with respect to any material Tax assessment or deficiency.

(g) None of the Company or any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes.

(h) There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return of the Company or any of its Subsidiaries.

(i) None of the Company or any of its Subsidiaries has received notice in writing of any proposed material deficiencies from any Taxing Authority.

(j) None of the Company or any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k) None of the Company or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than any such agreement, the primary purpose of which does not relate to Taxes).

(l) None of the Company or any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was the Company or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, provincial, local or foreign Law), as a transferee or successor, by contract or otherwise.

(m) The taxable year of the Company and its Subsidiaries for all income Tax purposes is the fiscal year ended December 31, and each of the Company or any of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing its taxable income.

(n) None of the Company or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) No Subsidiary of the Company which is a foreign corporation (i) shall have recognized a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date, (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

(p) None of the Company or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

(q) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date;

(v) prepaid amount received on or prior to the Closing Date;

(vi) election with respect to income from the discharge of Indebtedness under Section 108(i) of the Code; or

(vii) any similar election, action, or agreement that would have the effect of deferring any Liability for Taxes of the Company or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after such period.

(r) No written claim has been made by any Taxing Authority that the Company or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(s) Reorganization.

(i) At the Effective Time, the Company will hold assets comprising at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Company immediately prior to the Effective Time. For purposes of this representation, amounts paid by the Company to stockholders of the Company who receive cash or other property, amounts used by the Company to pay expenses of the Merger, amounts paid by the Company to redeem stock, securities, warrants or options of the Company as part of any overall plan of which the Merger is part, and amounts distributed by the Company to stockholders of the Company (except for any normal, ordinary dividends) as part of an overall plan of which the Merger is a part, in each case will be treated as assets held by the Company immediately prior to the Effective Time.

(ii) The Business currently conducted by the Company is the Company’s “historic business” within the meaning of Treasury Regulations Section 1.368-1(d), and no assets have been sold, transferred, or otherwise disposed of that would prevent Phoenix, the Company or another member of Phoenix’s qualified group within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii) from continuing the “historic business” of the Company or from using a “significant portion” of the Company’s “historic business assets” in a business following the Merger, as such terms are used in Treasury Regulations Section 1.368-1(d).

(iii) The Company is not an “investment company”, as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

(iv) The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(v) Neither the Company nor any Person related to the Company within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5) has purchased, redeemed or otherwise acquired, or made any distributions with respect to, any of the Company Common Stock prior to or in contemplation of the Merger, or otherwise as part of a plan of which the Merger is a part.

(vi) At the Effective Time, there will be no intercorporate indebtedness existing between Phoenix or Merger Sub, on one hand, and the Company, on the other hand, that was issued or acquired, or will be settled, at a discount.

(vii) At the Effective Time, there will be no accrued but unpaid dividends on the Company Common Stock.

(viii) The fair market value of the Assets as of the Effective Time will exceed the sum of the Company’s Liabilities assumed in the Merger, plus the amount of Liabilities (if any) to which the Assets are subject.

(ix) The Company has not taken any action and has no knowledge of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company has not disposed of any assets prior to the Merger and in contemplation thereof (including, without limitation, any asset disposed of by the Company, other than in the ordinary course of business, pursuant to a plan or intent existing during the period beginning with the commencement of negotiations (whether formal or informal) with Phoenix regarding the Merger and ending at the Effective Time).

2.14 Employee Benefit Programs.

(a) Section 2.14(a) of the Company Disclosure Schedule sets forth a list of every Employee Program maintained by Company or an ERISA Affiliate of Company (the “Company Employee Programs”).

(b) Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Program for any period for which such Company Employee Program would not otherwise be covered by an IRS determination. To the Knowledge of the Company, no event or omission has occurred that would reasonably be expected to cause any Company Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

(c) Neither the Company nor any Subsidiary of the Company knows, nor should any of them reasonably know, of any material failure of any party to comply with any Laws applicable with respect to the Employee Programs maintained by the Company or any ERISA Affiliate of the Company. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to any Employee Program ever maintained by the Company or any ERISA Affiliate of the Company, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to comply with any provision of ERISA, other applicable Laws, or any agreement, or (iii) non-deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any such Company Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Employee Programs ever maintained by the Company or any ERISA Affiliate of the Company, for all periods prior to the Closing Date, either have been made or have been accrued.

(d) Neither the Company nor any ERISA Affiliate of the Company has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan. None of the Company Employee Programs has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws) or has ever promised to provide such post-termination benefits.

(e) None of the Company or any of its Subsidiaries is a party to any written (i) agreement with any director, or employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Company made any such payment, and the consummation of the transactions contemplated herein shall not obligate Company or any other entity to make any parachute payment that would be subject to Section 280G of the Code.

(f) Each Company Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all material respects. No stock option granted under any Company Stock Option Plan has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(g) For purposes of this Section 2.14:

(i) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(ii) An entity is an “ERISA Affiliate” of Company if it would have ever been considered a single employer with Company under ERISA Section 4001(b) or part of the same “controlled group” as Company for purposes of ERISA Section 302(d)(8)(C).

2.15 Labor and Employment Matters.

(a) None of the Company or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the Knowledge of the Company, none of the Company or any of its Subsidiaries is subject to, and during the past three (3) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving the Company or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company or any of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, and wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Fair Labor Standards Act, as amended, and its state law equivalents, and the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) none of the Company or any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Company Business and classified by the Company or any of its Subsidiaries as other than an employee or compensated other than through wages paid by the Company or any of its Subsidiaries through its respective payroll department (“Company Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or Company Contingent Workers; (iii) there are no grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of the Company or any of its Subsidiaries is currently being audited or investigated, or to the Knowledge of the Company, subject to imminent audit or investigation by any

Governmental Authority; (v) none of the Company or any of its Subsidiaries is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) each of the Company or any of its Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and any similar Laws regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of the Company or any of its Subsidiaries are employed at-will and no such employees are subject to any contract with the Company or any of its Subsidiaries or any policy or practice of the Company or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by the Company or any of its Subsidiaries; (viii) to the extent that any Company Contingent Workers are employed, each of the Company or any of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (ix) none of the Company or any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law affecting any site of employment of the Company or any of its Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and, during the ninety (90)-day period preceding the date hereof, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to the Company or any of its Subsidiaries; (x) the Company and its Subsidiaries have properly classified their respective employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, its state law equivalents, and all other relevant Laws; and (xi) there are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or its Subsidiaries under any workers’ compensation policy or long-term disability policy.

(c) Section 2.15(c)(i) of the Company Disclosure Schedule contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes and, if exempt, the type of exemption relied upon, whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions. Section 2.15(c)(ii) of the Company Disclosure Schedule also contains a complete and accurate list of all Company Contingent Workers, showing for each Company Contingent Worker such individual’s role in the Company Business and fee or compensation arrangements.

2.16 Environmental Matters. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Company Leased Real Property;

(b) none of the Company or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by the Company or its Subsidiaries at or on the Company Leased Real Property that requires reporting, investigation or remediation by the Company or its Subsidiaries pursuant to any Environmental Law;

(c) none of the Company or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of the Company, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

(d) to the Knowledge of the Company, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Company Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company or its Subsidiaries pursuant to any Environmental Law.

2.17 Insurance. The Company has delivered or made available to Phoenix accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect, all premiums due and payable thereon have been paid and the Company and each of its Subsidiaries are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2013, neither the Company nor any Subsidiary of the Company has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of the Company or any Subsidiary of the Company. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each of its Subsidiaries was, as of the date of such provision, accurate and complete. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Company or any Subsidiary of the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any Subsidiary of the Company of its intent to do so.

2.18 Books and Records. Each of the minute and record books of the Company contains complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of the Company, since its formation and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted. Each of the stock certificate books, registers of stockholders and other corporate registers of the Company comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

2.19 Government Programs. No agreements, loans, funding arrangements or assistance programs are outstanding in favor of the Company or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of the Company, no basis exists for any Governmental Authority to seek payment or repayment from the Company or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of the Company or any of its Subsidiaries, under any such program.

2.20 Transactions with Affiliates. Section 2.20 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2012, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

2.21 Legal Proceedings; Orders.

(a) Except as set forth in Section 2.21 of the Company Disclosure Schedule, there is no pending in writing Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any Subsidiary of the Company, any director or officer of the Company (in his or her capacity as such) or any of the material assets owned or used by the

Company and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Section 2.21 of the Company Disclosure Schedule, the Company has provided Phoenix or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. The Company has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which the Company or any Subsidiary of the Company, or any of the material assets owned or used by the Company or any Subsidiary of the Company, is subject. To the Knowledge of the Company, no officer or other key employee of the Company or any Subsidiary of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company Business or to any material assets owned or used by the Company or any Subsidiary of the Company.

2.22 Illegal Payments. None of the Company or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, the Unfair Competition Prevention Act of Japan or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder. None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party acting on behalf of the Company or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist the Company, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, the Company or any of its Subsidiaries. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

2.23 Inapplicability of Anti-takeover Statutes. The Board of Directors of the Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in the State of Delaware are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, or any of the other Contemplated Transactions.

2.24 Vote Required. The affirmative vote (or action by written consent) of (i) the holders of a majority of the Company Common Stock and Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis), (ii) the holders of at least seventy percent (70%) of the outstanding shares of the Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis), (iii) the holders of at least seventy five percent (75%) of the outstanding shares of Company Series B Preferred Stock and (iv) the holders of at least a majority of the outstanding shares of Company Series A Preferred Stock (the “Company Stockholder Approval”), are the only votes or consents of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, and approve the Merger and the Contemplated Transactions.

2.25 No Financial Advisor. Except as set forth on Section 2.25 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

2.26 Disclosure; Company Information. The information relating to the Company and its Subsidiaries to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information in the Proxy Statement relating to the Company and its Subsidiaries (including any Company Financial Statements) will not, on the date the Proxy Statement is first mailed to the Phoenix Stockholders or at the time of the Phoenix Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company with respect to the information that has been or will be supplied by Phoenix and Merger Sub or any of their Representatives for inclusion in the Registration Statement or Proxy Statement.

Section 3. REPRESENTATIONS AND WARRANTIES OF PHOENIX AND MERGER SUB

Phoenix and Merger Sub represent and warrant to the Company as follows, except as set forth in (x) the Phoenix SEC Reports (as defined below) filed prior to the date hereof (but excluding any disclosure contained in such Phoenix SEC Reports under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements”) or (y) the written disclosure schedule delivered by Phoenix to the Company (the “Phoenix Disclosure Schedule”). The Phoenix Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any part or subpart of the Phoenix Disclosure Schedule shall qualify other Sections and subsections in this Section 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other Sections  and subsections.

3.1 Organization.

(a) Phoenix is a corporation, duly organized, validly existing and in good corporate standing under the Laws of the State of Delaware. Phoenix has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Phoenix is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Phoenix Material Adverse Effect. The Phoenix Charter and Phoenix Bylaws, copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and Phoenix is not in violation of any provision thereof. Other than the Phoenix Charter and Phoenix Bylaws, Phoenix is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of Phoenix or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good corporate standing under the Laws of the State of Delaware. Merger Sub was formed solely for the purpose of engaging in the

Contemplated Transactions. All of the issued and outstanding capital stock of Merger Sub, which consists of 100 shares of Common Stock, $0.0001 par value, is validly issued, fully paid and non-assessable, and is owned, beneficially and of record, by Phoenix, free and clear of any claim, lien, Encumbrance, or agreement with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The Certificate of Incorporation and Bylaws of Merger Sub, copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and Merger Sub is not in violation of any provision thereof.

(c) Each of Phoenix’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization. Each of Phoenix’s Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Phoenix’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Phoenix Material Adverse Effect. The certificate of incorporation and bylaws or equivalent organizational documents of each of Phoenix’s Subsidiaries (other than Merger Sub), copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and such Subsidiaries of Phoenix are not in violation of any provision thereof.

3.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of Phoenix consists of 200,000,000 shares of Phoenix Common Stock and 5,000,000 shares Phoenix Preferred Stock. As of the close of business on the Business Day prior to the date hereof, there were 26,108,910 shares of Phoenix Common Stock issued and outstanding (of which 527,777 were shares of restricted stock of Phoenix) and no shares of Phoenix Preferred Stock issued and outstanding. As of the date hereof, there are no shares of Phoenix Common Stock and no shares of Phoenix Preferred Stock held in the treasury of Phoenix. Phoenix has no shares of Phoenix Common Stock or Phoenix Preferred Stock reserved for issuance other than as described above. The outstanding shares of Phoenix Common Stock have been duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of the material terms of any agreement or understanding binding upon Phoenix at the time at which they were issued and were issued in compliance with the Phoenix Charter and Phoenix Bylaws and all applicable Laws. Except for the Phoenix Stock Option Plans and the Phoenix Warrants, Phoenix does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Phoenix to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Phoenix Common Stock or any other equity security of Phoenix or any Subsidiary of Phoenix or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Phoenix Common Stock or any other equity security of Phoenix or any Subsidiary of Phoenix or obligating Phoenix or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or restrictions on transfer relating to any capital stock of Phoenix.

(b) As of the date hereof, there are 1,774,270 shares of Phoenix Common Stock issuable upon exercise of all outstanding Phoenix Stock Options, subject to adjustment on the terms set forth in the Phoenix Stock Option Plans. Section 3.2(b) of the Phoenix Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each Phoenix Stock Option, (ii) the date each Phoenix Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Phoenix Stock Option, (iv) the expiration date of each such Phoenix Stock Option, (v) the vesting schedule of each such Phoenix Stock

Option, (vi) the price at which each such Phoenix Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Phoenix Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Phoenix Stock Options and (viii) whether and to what extent the exercisability of each Phoenix Stock Option will be accelerated upon consummation of the Contemplated Transactions or any termination of employment thereafter.

(c) As of the date hereof, there are no shares of Phoenix Common Stock subject to outstanding Phoenix Restricted Stock Awards and 527,777 shares of Phoenix Common Stock subject to outstanding Phoenix Restricted Stock Unit Awards. Section 3.2(c) of the Phoenix Disclosure Schedule sets forth a true and complete list, as of the date hereof, of (i) the name of the holder of each Phoenix Restricted Stock Award and Phoenix Restricted Stock Unit Award , (ii) the date each Phoenix Restricted Stock Award and Phoenix Restricted Stock Unit Award was granted, (iii) the number, issuer and type of securities subject to each Phoenix Restricted Stock Award and Phoenix Restricted Stock Unit Award, (iv) the vesting schedule of each Phoenix Restricted Stock Award and Phoenix Restricted Stock Unit Award, and (v) whether and to what extent the vesting of each Phoenix Restricted Stock Unit Award and Phoenix Restricted Stock Award will be accelerated upon consummation of the Contemplated Transactions or any termination of employment thereafter.

(d) As of the date hereof, there are 68,600 shares of Phoenix Common Stock issuable upon exercise of all outstanding Phoenix Warrants. Section 3.2(d) of the Phoenix Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each Phoenix Warrant, (ii) the date each Phoenix Warrant was issued, (iii) the number, issuer and type of securities subject to each such Phoenix Warrant, (iv) the price at which each such Phoenix Warrant (or each component thereof, if applicable) may be exercised, (v) the number of shares of Phoenix Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Phoenix Warrant and (vi) whether and to what extent any holders of Phoenix Warrants shall be required to exercise such Phoenix Warrants prior to the Effective Time.

(e) Section 3.2(e) of the Phoenix Disclosure Schedule lists each Subsidiary of Phoenix, other than Merger Sub, as of the date hereof and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Phoenix and (ii) the jurisdiction of incorporation or organization. No Subsidiary of Phoenix has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of Phoenix to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries of Phoenix (A) are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable, (B) are owned by Phoenix free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation of the material terms of any agreement or understanding binding upon Phoenix or any of its Subsidiaries at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws.

(f) The Phoenix Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, have been duly authorized, and be validly issued, fully paid and non-assessable.

3.3 Authority. Each of Phoenix and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its respective obligations hereunder, subject only to obtaining Phoenix Stockholder Approvals. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the

Contemplated Transactions have been duly and validly adopted and approved by the boards of directors of Phoenix and Merger Sub. The Board of Directors of Phoenix has recommended that the stockholders of Phoenix approve the Phoenix Stockholder Proposals at the Phoenix Stockholder Meeting. The Board of Directors of Merger Sub has declared this Agreement advisable and has recommended that the sole stockholder of Merger Sub adopt this Agreement and approve the Merger. Except for Phoenix Stockholder Approvals and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of Phoenix or Merger Sub is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Phoenix and Merger Sub, and (assuming due authorization, execution and delivery by the other parties hereto), constitutes the legal, valid and binding obligations of Phoenix and Merger Sub, enforceable against Phoenix and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity. All other documents required to be executed by Phoenix and Merger Sub on or prior to the date hereof in connection with the transactions contemplated herein have been duly and validly executed and delivered by Phoenix and Merger Sub and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of Phoenix and Merger Sub, respectively, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

3.4 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Phoenix and Merger Sub does not, and the consummation by Phoenix and Merger Sub of the Contemplated Transactions will not, (i) subject to obtaining the Phoenix Stockholder Approval, conflict with, or result in any violation or breach of, any provision of the Phoenix Charter or Phoenix Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of Phoenix, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrances on Phoenix’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any Phoenix Material Contract or other agreement, instrument or obligation to which Phoenix or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining Phoenix Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 3.4(b) having been obtained prior to the Effective Time and all filings and notifications described in Section 3.4(b) having been made, conflict with or violate any Law applicable to Phoenix or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(a) for any such conflicts, violations, breaches, rights of termination, Encumbrances, penalties, defaults, terminations, cancellations, accelerations or losses that have not had, and would not reasonably be expected to result in, a Phoenix Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Phoenix or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Phoenix and Merger Sub or the consummation by Phoenix and Merger Sub of the Contemplated Transactions, except for (i) obtaining the Phoenix Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Phoenix is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with Phoenix Stockholder Meeting, this Agreement and the Contemplated Transactions, (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of the NASDAQ Capital Market, and (v) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, a Phoenix Material Adverse Effect.

3.5 SEC Filings; Financial Statements.

(a) Phoenix has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2012 (the forms, statements, reports and documents filed or furnished since January 1, 2012 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Phoenix SEC Reports”). Each of the Phoenix SEC Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Phoenix SEC Reports, or, if not yet filed or furnished, will to the Knowledge of Phoenix comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Phoenix SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Phoenix SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, and any Phoenix SEC Reports filed or furnished with the SEC subsequent to the date hereof will not to the Knowledge of Phoenix contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) As of the date of this Agreement, Phoenix has timely responded to all comment letters of the staff of the SEC relating to the Phoenix SEC Reports, and the SEC has not advised Phoenix that any final responses are inadequate, insufficient or otherwise non-responsive. Phoenix has made available to the Company true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and Phoenix and any of its Subsidiaries, on the other hand, occurring since January 1, 2013 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date hereof. To the Knowledge of Phoenix, as of the date of this Agreement, none of the Phoenix SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(c) (i) Each of the consolidated financial statements (including, in each case, any notes or schedules thereto) included in or incorporated by reference into the Phoenix SEC Reports fairly present, in all material respects, the consolidated financial position of Phoenix and its consolidated Subsidiaries as of its date, or, in the case of the Phoenix SEC Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of Phoenix and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Phoenix SEC Reports (including any related notes and schedules) fairly presents in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein, or in the case of Phoenix SEC Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (the “Phoenix Financial Statements”).

(d) Phoenix has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, and, to the Knowledge of Phoenix, such system is effective in providing such assurance. Phoenix (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by Phoenix in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and, to the Knowledge of Phoenix, such disclosure controls and procedures are effective, (ii) has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Phoenix’s auditors and the Audit Committee of the Board of Directors of Phoenix (and made summaries of such disclosures available to the Company) (A) any significant deficiencies in the design or operation of internal control over financial reporting that would adversely affect in any material respect Phoenix’s ability to record, process, summarize and report financial information, (B) any material weakness in internal control over financial reporting, (C) any fraud, whether or not material, that involves management or other employees who have a significant role in Phoenix’s internal controls over financial reporting and (D) any written claim or allegation regarding any of the foregoing. Each of Phoenix and its Subsidiaries have materially complied with or substantially addressed such deficiencies, material weaknesses or fraud. Phoenix is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(e) Each of the principal executive officer of Phoenix and the principal financial officer of Phoenix (or each former principal executive officer of Phoenix and each former principal financial officer of Phoenix, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Phoenix SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 3.5(e), “principal executive officer” and “principal financial officer” has the meanings given to such terms in the Sarbanes-Oxley Act. None of Phoenix or any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

(f) Neither Phoenix or any of its Subsidiaries nor, to the Knowledge of Phoenix, any director, officer, employee, or internal or external auditor of Phoenix or any of its Subsidiaries has received or otherwise had or obtained actual knowledge of any complaint, allegation, assertion or claim, whether written or oral, that Phoenix or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.6 Absence of Changes. Since December 31, 2013, Phoenix and each of its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices. Except as set forth (x) in Phoenix SEC Reports and (y) on Section 3.6 of the Phoenix Disclosure Schedule, after December 31, 2013 and on or before the date hereof:

(a) there has not been any change, event, circumstance or condition to the Knowledge of Phoenix that, individually or in the aggregate, has had, or would reasonably be expected to have, a Phoenix Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding shares of Phoenix’s capital stock, and Phoenix has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of Phoenix’s capital stock;

(c) Phoenix has not allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by Phoenix or any of its Subsidiaries;

(e) neither Phoenix nor any of its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $100,000, in the aggregate;

(f) there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any Phoenix Intellectual Property;

(g) there has been no notice delivered to Phoenix or any of its Subsidiaries of any claim of ownership by a third party of any Phoenix Intellectual Property owned or developed by Phoenix or any of its Subsidiaries, or of infringement by Phoenix or any of its Subsidiaries of any third party’s Intellectual Property;

(h) there has not been any (i) grant of any severance or termination pay to any employee of Phoenix; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of Phoenix or any of its Subsidiaries; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants, except as required by any pre-existing plan or arrangement set forth in Section 3.6(h) of the Phoenix Disclosure Schedule; or (iv) termination of any officers or key employees of Phoenix or any of its Subsidiaries; or

(i) there has not been any agreement to do any of the foregoing.

3.7 Title to Assets. Each of Phoenix and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, and such assets are sufficient and adequate to carry on the respective businesses of Phoenix and its Subsidiaries as presently conducted as of the date hereof. All of said assets are owned by Phoenix or a Phoenix Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Phoenix’s audited consolidated balance sheet at December 31, 2013; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Phoenix and its Subsidiaries, taken as a whole; and (iii) Encumbrances described in Section 3.7 of the Phoenix Disclosure Schedule.

3.8 Properties.

(a) Section 3.8(a) of the Phoenix Disclosure Schedule identifies (x) the street address of each parcel of Phoenix Leased Real Property, (y) the identification of the applicable Phoenix Lease and the Phoenix Ancillary Lease Documents and (z) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Phoenix Leased Real Property. With respect to each Phoenix Lease, except as would not, individually or in the aggregate, have a Phoenix Material Adverse Effect:

(i) the Phoenix Leases and the Phoenix Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and Phoenix or a Subsidiary of the Phoenix, as applicable, holds a valid and existing leasehold interest under such Phoenix Leases free and clear of any Encumbrances except Permitted Encumbrances. Phoenix and its Subsidiaries have delivered to the Company full, complete and accurate copies of each of the Phoenix Leases and all Phoenix Ancillary Lease Documents described in Section 3.8(a)(i) of the Phoenix Disclosure Schedule;

(ii) none of the Phoenix Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

(iii) the Phoenix Leases and all Phoenix Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iv) with respect to each of the Phoenix Leases, none of Phoenix or its Subsidiaries has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Phoenix Lease or Phoenix Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

(v) none of Phoenix or its Subsidiaries, nor, to the Knowledge of Phoenix, any other party to any Phoenix Leases or Phoenix Ancillary Lease Documents is in breach or default, and, to the Knowledge of Phoenix, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Phoenix Leases or any Phoenix Ancillary Lease Documents;

(vi) no party to the Phoenix Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the Phoenix Leases; and

(vii) none of Phoenix or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Phoenix Leases or any Phoenix Ancillary Lease Documents.

(b) Phoenix and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding the Phoenix Intellectual Property, necessary to conduct the Phoenix Business, except for Permitted Encumbrances. Phoenix and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by Phoenix and its Subsidiaries as now used, possessed and controlled by Phoenix or its Subsidiaries, as applicable.

(c) The Phoenix Leased Real Property constitutes all of the real property used or occupied by Phoenix and its Subsidiaries in connection with the conduct of the Phoenix Business, and such Phoenix Leased Real Property is sufficient and adequate to carry on the respective businesses of Phoenix and its Subsidiaries as presently conducted as of the date hereof.

(d) None of Phoenix or its Subsidiaries has any Phoenix Owned Real Property, nor is Phoenix or any of its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.9 Intellectual Property.

(a) Section 3.9(a) of the Phoenix Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by Phoenix or any of its Subsidiaries or used or held for use by Phoenix or any of its Subsidiaries in the Phoenix Business (“Phoenix Patents”), registered and material unregistered Marks owned by Phoenix or any of its Subsidiaries or used or held for use by Phoenix or any of its Subsidiaries in the Phoenix Business (“Phoenix Marks”) and registered and material unregistered Copyrights owned by Phoenix or any of its Subsidiaries or used or held for use by Phoenix or any of its Subsidiaries in the Phoenix Business (“Phoenix Copyrights”), (ii) licenses, sublicenses or other agreements under which Phoenix or any of its Subsidiaries is granted rights by others in the Phoenix Intellectual Property (“Phoenix Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which Phoenix or any of its Subsidiaries has granted rights to others in the Phoenix Intellectual Property (“Phoenix Licenses-Out”).

(b) With respect to the Phoenix Intellectual Property (i) purported to be owned by Phoenix or any of its Subsidiaries, Phoenix or one of its Subsidiaries exclusively owns such Phoenix Intellectual Property and (ii) licensed to Phoenix or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Phoenix Intellectual Property are the subject of a written license or other agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Phoenix License-In or Phoenix License-Out or Permitted Encumbrances granted by Phoenix or one of its Subsidiaries.

(c) All Phoenix Intellectual Property owned by and, to the Knowledge of Phoenix, all Phoenix Intellectual Property owned by or exclusively licensed to Phoenix or any of its Subsidiaries that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications), and, to the Knowledge of Phoenix, all Phoenix Patents, Phoenix Marks and Phoenix Copyrights, and all intellectual property rights and/or proprietary rights relating to any of the foregoing, that are owned by or exclusively licensed to Phoenix or any of its Subsidiaries are valid and enforceable.

(d) To the Knowledge of Phoenix, each Phoenix Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

(e) No Phoenix Patent is now involved in any interference, reissue, reexamination or opposition proceeding; to the Knowledge of Phoenix, there is no patent or patent application of any third party that potentially interferes with a Phoenix Patent; all products made, used or sold under the Phoenix Patents have been marked with the proper patent notice.

(f) There are no pending or, to the Knowledge of Phoenix, threatened claims against Phoenix or any of its Subsidiaries or any of their employees alleging that any of the operation of the Phoenix Business or any activity by Phoenix or its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Phoenix Product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity or that any Phoenix Intellectual Property is invalid or unenforceable.

(g) To the Knowledge of Phoenix, neither the operation of the Phoenix Business, nor any activity by Phoenix or any of its Subsidiaries, nor manufacture, use, importation, offer for sale and/or sale of any Phoenix Product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property.

(h) None of Phoenix or any of its Subsidiaries has any obligation to compensate any person for the use of any Intellectual Property; neither Phoenix nor any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property; there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations that: (i) restrict Phoenix’s or any of its Subsidiaries’ rights to use any Intellectual Property, (ii) restrict the Phoenix Business, in order to accommodate a third party’s Intellectual Property, or (iii) permit third parties to use any Phoenix Intellectual Property.

(i) All former and current employees, consultants and contractors of Phoenix and its Subsidiaries have executed written instruments with Phoenix or one or more of its Subsidiaries that assign to Phoenix all rights, title and interest in and to any and all (i) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Phoenix Business or any of the products or services being researched, developed, manufactured or sold by Phoenix or any of its Subsidiaries or that may be used with any such products or services and (ii) Intellectual Property relating thereto; in each case where a Phoenix Patent is held by Phoenix or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(j) To the Knowledge of Phoenix, (i) there is no, nor has there been any, infringement or violation by any person or entity of any Phoenix Intellectual Property or the rights of Phoenix or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Phoenix Intellectual Property or the subject matter thereof.

(k) Phoenix and each of its Subsidiaries has taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by Phoenix or any of its Subsidiaries or used or held for use by Phoenix or any of its Subsidiaries in the Phoenix Business (the “Phoenix Trade Secrets”), including, without limitation, requiring each employee of Phoenix and its Subsidiaries and each consultant of Phoenix and its Subsidiaries and any other person with access to Phoenix Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to the Company and, to Phoenix’s knowledge, there has not been any breach by any party to such confidentiality agreements.

(l) Following the Effective Time, the Surviving Corporation will have the same rights and privileges in the Phoenix Intellectual Property as Phoenix had in the Phoenix Intellectual Property immediately prior to the Effective Time.

3.10 Material Contracts. Section 3.10 of the Phoenix Disclosure Schedule is a correct and complete list of each currently effective Phoenix Contract:

(a) relating to the lease of real property by Phoenix or any of its Subsidiaries;

(b) for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Phoenix or any of its Subsidiaries of, or pursuant to which in the last year Phoenix or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

(c) for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Phoenix or any of its Subsidiaries of, or pursuant to which in the last year Phoenix or any of its Subsidiaries received, in the aggregate, $100,000 or more;

(d) that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(e) relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(f) severance or change-in-control Contracts;

(g) which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of Phoenix or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of Surviving Corporation, Phoenix or any Affiliate of Phoenix, is or would be conducted, or (ii) the scope of the business and operations of Phoenix and its Subsidiaries, taken as a whole;

(h) in respect of any Phoenix Intellectual Property that provides for annual payments of, or pursuant to which in the last year Phoenix or any of its Subsidiaries paid or received, in the aggregate, $100,000 or more;

(i) containing any royalty, dividend or similar arrangement based on the revenues or profits of Phoenix or any of its Subsidiaries;

(j) with any Governmental Authority;

(k) any Contract with (a) an executive officer or director of Phoenix or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Phoenix or (c) to the Knowledge of the Phoenix, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Phoenix or its Subsidiaries);

(l) any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

(m) relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of Phoenix or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice; or

(n) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Phoenix or any of its Subsidiaries in excess of $100,000.

Phoenix has delivered or made available to the Company accurate and complete copies of all material written Phoenix Contracts, including all amendments thereto. There are no material Phoenix Contracts that are not in written form. Except as set forth on Section 3.10 of the Phoenix Disclosure Schedule, neither Phoenix nor any Subsidiary of Phoenix has, nor to Phoenix’s Knowledge, has any other party to a Phoenix Material Contract (as defined below), materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Phoenix or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (n) above or any Phoenix Contract listed in Section 3.14 or Section 3.15 of the Phoenix Disclosure Schedule (any such agreement, contract or commitment, a “Phoenix Material Contract”). As to Phoenix and its Subsidiaries, as of the date of this Agreement, each Phoenix Material Contract is valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity. The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Phoenix, any Subsidiary of Phoenix, or the Surviving Corporation to any Person under any Phoenix Material Contract or give any Person the right to terminate or alter the provisions of any Phoenix Material Contract. No Person (A) is renegotiating any material amount paid or payable to Phoenix or any of its Subsidiaries under any Phoenix Material Contract or any other material term or provision of any Phoenix Material Contract or (B) has provided notice to Phoenix or any of its Subsidiaries that it intends to terminate any Phoenix Material Contract.

3.11 Absence of Undisclosed Liabilities. As of the date hereof, neither Phoenix nor any Subsidiary of Phoenix has any Liability, except for: (a) Liabilities identified as such in the “liabilities” column of the Phoenix’s audited consolidated balance sheet at December 31, 2013 and (b) Liabilities that have been incurred by Phoenix since the date of the Phoenix’s audited consolidated balance sheet at December 31, 2013 in the Ordinary Course of Business consistent with past practices that, either alone or when combined with all similar Liabilities, have not had, or would not reasonably be expected to have, individually or in the aggregate, a Phoenix Material Adverse Effect.

3.12 Compliance with Laws; Regulatory Compliance.

(a) Each of Phoenix and each of its Subsidiaries is in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Phoenix Material Adverse Effect. No investigation or review by any Governmental Authority with respect to Phoenix or any of its Subsidiaries is pending or, to the Knowledge of the Phoenix, threatened, nor has any Governmental Authority indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on Phoenix or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Phoenix Material Adverse Effect, each of Phoenix and its Subsidiaries and their respective employees and agents hold all permits, licenses, variances, registrations, exemptions, Orders, consents and approvals from the FDA and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of Phoenix Products (any such Governmental Authority, a “Phoenix Regulatory Agency”) necessary for the lawful operating of the businesses of Phoenix and each of its Subsidiaries as currently conducted (the “Phoenix Permits”), including all authorizations required under the FDCA and the regulations of the FDA promulgated thereunder, and the PHSA. Notwithstanding the foregoing, it is acknowledged that no Phoenix Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents and/or approvals will be required before any Phoenix Product may be marketed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Phoenix Material Adverse Effect, all such Phoenix Permits are valid, and in full force and effect. Since January 1, 2013, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Phoenix Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Phoenix Material Adverse Effect. Each of Phoenix and each of its Subsidiaries is in compliance in all material respects with the terms of all Phoenix Permits, and no event has occurred that, to the Knowledge of Phoenix, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Phoenix Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Phoenix Material Adverse Effect.

(c) None of Phoenix or its Subsidiaries nor, to the Knowledge of Phoenix, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Phoenix Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto. None of Phoenix or its Subsidiaries nor, to the Knowledge of Phoenix, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under any Health Care Law. There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of Phoenix, threatened against Phoenix or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of Phoenix or any of its Subsidiaries nor, to the Knowledge of Phoenix, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which Phoenix or any of its Subsidiaries or, to the Knowledge of Phoenix, any director, officer, employee, agent or Representative thereof, are bound or which relate to Phoenix Products.

(d) Each of Phoenix and each of its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Phoenix Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of the Phoenix Products. All required pre-clinical toxicology studies conducted by or on behalf of Phoenix or its Subsidiaries and Phoenix-sponsored clinical trials (or clinical trials sponsored by Phoenix or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to the Company. Each clinical trial conducted by or on behalf of Phoenix or any of its Subsidiaries with respect to Phoenix Products has been conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11. Each of Phoenix and its Subsidiaries has filed all required notices (and made available to the Company copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of Phoenix or any of its Subsidiaries with respect to such Phoenix Products.

(e) All applications, submissions, information and data utilized by any Phoenix or any of its Subsidiaries as the basis for, or submitted by or on behalf of Phoenix or any of its Subsidiaries in connection with any and all requests for a Phoenix Permit relating to Phoenix or any of its Subsidiaries, when submitted to the FDA or other Phoenix Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Phoenix Regulatory Agency.

(f) None of Phoenix or its Subsidiaries nor, to the Knowledge of Phoenix, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Phoenix Regulatory Agency has initiated, or threatened to initiate, any Action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by Phoenix or any of its Subsidiaries or otherwise restrict the pre-clinical research or clinical study of any Phoenix Product or any drug product being developed by any licensee or assignee of the Phoenix Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Phoenix Product. None of Phoenix or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Phoenix Products. To the Knowledge of Phoenix, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g) Phoenix and its Subsidiaries have made available to the Company true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other Phoenix Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Phoenix Regulatory Agency. Phoenix and its Subsidiaries have made available to the Company for review all correspondence to or from the FDA or other Phoenix Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other Phoenix Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or other Phoenix Regulatory Agency, or prepared by the FDA or other Phoenix Regulatory Agency or which bear in any way on Phoenix’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other Phoenix Regulatory Agency, or on the likelihood or timing of approval of any Phoenix Products.

3.13 Taxes and Tax Returns.

(a) Each material Tax Return required to be filed by, or on behalf of, Phoenix or any of its Subsidiaries, and each material Tax Return in which Phoenix or any of its Subsidiaries was required to be included, has been timely filed. Each such Tax Return was true, correct and complete in all material respects.

(b) Phoenix and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all material Taxes due and owing, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c) The unpaid Taxes of Phoenix and its Subsidiaries (A) did not, as of December 31, 2013, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Phoenix Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Phoenix and its Subsidiaries in filing their Tax Returns.

(d) Section 3.13(d) of the Phoenix Disclosure Schedule lists all federal, state, local, and foreign Tax Returns filed with respect to Phoenix or any of its Subsidiaries for taxable periods ended on or after December 31, 2008, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Phoenix has delivered to the Company correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Phoenix or any of its Subsidiaries since December 31, 2008.

(e) There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Phoenix or any of its Subsidiaries.

(f) None of Phoenix or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return or with respect to any material Tax assessment or deficiency.

(g) None of Phoenix or any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes.

(h) There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return of Phoenix or any of its Subsidiaries.

(i) None of Phoenix or any of its Subsidiaries has received notice in writing of any proposed material deficiencies from any Taxing Authority.

(j) None of Phoenix or any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k) None of Phoenix or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than any such agreement, the primary purpose of which does not relate to Taxes).

(l) None of Phoenix or any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was Phoenix or (B) has any liability for the Taxes of any person (other than Phoenix or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(m) Except as set forth on Section 3.13(m) of the Phoenix Disclosure Schedule, the taxable year of Phoenix and each of its Subsidiaries for all income Tax purposes is the fiscal year ended December 31st, and

Phoenix and each of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing its taxable income.

(n) None of Phoenix or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) No Subsidiary of Phoenix which is a foreign corporation (i) shall have recognized a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date, (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

(p) None of Phoenix or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

(q) None of Phoenix or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date;

(v) prepaid amount received on or prior to the Closing Date;

(vi) election with respect to income from the discharge of Indebtedness under Section 108(i) of the Code; or

(vii) any similar election, action, or agreement that would have the effect of deferring any Liability for Taxes of Phoenix or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after such period.

(r) No written claim has been made by any Taxing Authority that Phoenix or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns, which could reasonably be expected to have, individually or in the aggregate, a Phoenix Material Adverse Effect.

(s) Reorganization.

(i) Phoenix has no present plan or intention: (A) to liquidate the Company, (B) except for the Merger, to merge Company with or into another corporation, (C) to sell, distribute or otherwise dispose of stock of the Company, or cause the Company to sell or otherwise dispose of its stock or (D) to cause the Company to sell or otherwise dispose of any of its assets or of any assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers and successive transfers permitted under United States

Treasury Regulation Section 1.368-2(k)(1) to one or more corporations controlled, in the case of each transfer, by the transferor corporation.

(ii) Neither Phoenix nor any person related to Phoenix (within the meaning of Treasury Regulation Section 1.368-1(e)(4)) (A) has acquired or has any present plan or intention to acquire stock of the Company for consideration other than Phoenix Stock or (B) has any present plan or intention to redeem or acquire any of the Phoenix Stock issued pursuant to the Merger.

(iii) Prior to the Merger, Phoenix will be in “Control” of Merger Sub (as defined below); Phoenix has no present plan or intention to cause the Company to issue additional shares of stock, or to take, or cause the Company to take, any other action after the Merger that would result in Phoenix losing Control of the Company; and for purposes of this Section 3.13(s), “Control” shall consist of direct ownership of shares of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of each other class of stock of the corporation. For purposes of determining Control, a person shall not be considered to own shares of voting stock if rights to vote such shares or to restrict or otherwise control the vote of such shares are held by a third party (including a voting trust) other than an agent of such person.

(iv) Phoenix will continue at least one significant historic business line of the Company, or use at least a significant portion of the Company’s historic business assets in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d), including through a member of Phoenix’s “qualified group.”

(v) Phoenix has not knowingly taken any action and has no knowledge of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(vi) Neither Phoenix nor Merger Sub is an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

(vii) Neither Phoenix nor Merger Sub is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(viii) In the Merger, Merger Sub will have no liabilities assumed by the Company and will not transfer to the Company any assets subject to liabilities; Merger Sub has conducted no business or other activities except in connection with the Merger; and Merger Sub has no assets and no liabilities except as were necessarily acquired pursuant to its incorporation.

(ix) Merger Sub is being formed solely to effect the Merger and it will not conduct any business or activities other than the issuance of its stock to Phoenix prior to the Merger. Merger Sub will not transfer any assets to the Company that are subject to any liabilities.

(x) To the knowledge of Phoenix, the fair market value of the assets of Phoenix exceeds the amount of the liabilities of Phoenix immediately following the Merger.

3.14 Employee Benefit Programs.

(a) Section 3.14(a) of the Phoenix Disclosure Schedule sets forth a list of every Employee Program maintained by Phoenix or an ERISA Affiliate of Phoenix (the “Phoenix Employee Programs”).

(b) Each Phoenix Employee Program which is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Phoenix Employee Program for any period for which such Phoenix Employee Program would not otherwise be covered by an IRS determination. To the Knowledge of Phoenix , no event or omission has occurred which would reasonably be expected to cause any Phoenix Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

(c) Neither Phoenix nor any Subsidiary of Phoenix knows, nor should any of them reasonably know, of any material failure of any party to comply with any Laws applicable with respect to the Employee Programs maintained by Phoenix or any ERISA Affiliate of Phoenix. Except as would not, individually or in the aggregate, have a Phoenix Material Adverse Effect, with respect to any Employee Program ever maintained by Phoenix or any ERISA Affiliate of Phoenix, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to comply with any provision of ERISA, other applicable Laws, or any agreement, or (iii) nondeductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Phoenix, threatened with respect to any such Phoenix Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Employee Programs ever maintained by Phoenix or any ERISA Affiliate of Phoenix, for all periods prior to the Closing Date, either have been made or have been accrued.

(d) Neither Phoenix nor any ERISA Affiliate of Phoenix has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan. None of the Phoenix Employee Programs has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws) or has ever promised to provide such post-termination benefits.

(e) Neither Phoenix nor any of its Subsidiaries is a party to any written (i) agreement with any director, or employee of Phoenix or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Phoenix or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding Phoenix or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Phoenix made any such payment, and the consummation of the transactions contemplated herein shall not obligate Phoenix or any other entity to make any parachute payment that would be subject to Section 280G of the Code.

(f) Each Phoenix Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all material respects. No stock option granted under any Phoenix Stock Option Plan has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(g) For purposes of this Section 3.14:

(i) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(ii) An entity is an “ERISA Affiliate” of Phoenix if it would have ever been considered a single employer with Phoenix under ERISA Section 4001(b) or part of the same “controlled group” as Phoenix for purposes of ERISA Section 302(d)(8)(C).

3.15 Labor and Employment Matters.

(a) None of Phoenix or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the Knowledge of Phoenix, neither Phoenix nor any of its Subsidiaries is subject to, and during the past three (3) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving Phoenix or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, have a Phoenix Material Adverse Effect, (i) Phoenix and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Fair Labor Standards Act, as amended, and its state law equivalents, and the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) neither Phoenix nor any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Phoenix Business and classified by Phoenix or any of its Subsidiaries as other than an employee or compensated other than through wages paid by Phoenix or any of its Subsidiaries through its respective payroll department (“Phoenix Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or Phoenix Contingent Workers; (iii) there are no grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of Phoenix, threatened against Phoenix or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of Phoenix or any of its Subsidiaries is currently being audited or investigated, or to the Knowledge of Phoenix, subject to imminent audit or investigation by any Governmental Authority; (v) neither Phoenix nor any of its Subsidiaries is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) Phoenix and each of its Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and any similar Laws regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of Phoenix and each of its Subsidiaries are employed at-will and no such employees are subject to any contract with Phoenix or any of its Subsidiaries or any policy or practice of Phoenix or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by Phoenix or any of its Subsidiaries; (viii) to the extent that any Phoenix Contingent Workers are employed, Phoenix and each of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (ix) neither Phoenix nor any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the WARN Act or any similar Law affecting any site of employment of Phoenix or any of its Subsidiaries or one or more facilities or operating units within any site of employment or facility of Phoenix or any of its Subsidiaries, and, during the ninety (90)-day period preceding the date hereof, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to Phoenix or any of its Subsidiaries; and (x) there are no pending or, to the knowledge of Phoenix, threatened or reasonably anticipated claims or actions against Phoenix or its Subsidiaries under any workers’ compensation policy or long-term disability policy.

(c) Section 3.15(c)(i) of the Phoenix Disclosure Schedule contains a complete and accurate list of all employees of Phoenix and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes and, if exempt, the type of exemption relied upon, whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions. Section 3.15(c)(ii) of the Phoenix Disclosure Schedule also contains a complete and accurate list of all Phoenix Contingent Workers, showing for each Phoenix Contingent Worker such individual’s role in the Phoenix Business and fee or compensation arrangements.

3.16 Environmental Matters. Except as would not, individually or in the aggregate, have a Phoenix Material Adverse Effect:

(a) Phoenix and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Phoenix Leased Real Property;

(b) none of Phoenix or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by Phoenix or its Subsidiaries at or on the Phoenix Leased Real Property that requires reporting, investigation or remediation by Phoenix or its Subsidiaries pursuant to any Environmental Law;

(c) none of Phoenix or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of Phoenix, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

(d) to the Knowledge of Phoenix, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Phoenix Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by Phoenix or its Subsidiaries pursuant to any Environmental Law.

3.17 Insurance. Phoenix has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Phoenix and each Subsidiary of Phoenix. Each of such insurance policies is in full force and effect, all premiums due and payable thereon have been paid and Phoenix and each Subsidiary of Phoenix are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2013, neither Phoenix nor any Subsidiary of Phoenix has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Phoenix or any Subsidiary of Phoenix. All information provided to insurance carriers (in applications and otherwise) on behalf of Phoenix and each of its Subsidiaries was, as of the date of such provision, accurate and complete. Phoenix and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Phoenix or any Subsidiary of Phoenix, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Phoenix or any Subsidiary of Phoenix of its intent to do so.

3.18 Books and Records. Each of the minute and record books of Phoenix contains complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of Phoenix, since January 1, 2011 and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted. Each of the stock certificate books, registers of stockholders and other corporate registers of Phoenix comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

3.19 Government Programs. No agreements, loans, funding arrangements or assistance programs are outstanding in favor of Phoenix or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of Phoenix, no basis exists for any Governmental Authority to seek payment or repayment from Phoenix or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of Phoenix or any of its Subsidiaries, under any such program.

3.20 Transactions with Affiliates. Except as set forth in the Phoenix SEC Reports filed prior to the date of this Agreement, since the date of Phoenix’s last proxy statement filed in 2013 with the SEC, no event has occurred that would be required to be reported by Phoenix pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.20 of the Phoenix Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 12b-2 under the Exchange Act) of Phoenix as of the date of this Agreement.

3.21 Legal Proceedings; Orders.

(a) Except as set forth in Section 3.21 of the Phoenix Disclosure Schedule, there is no pending in writing Legal Proceeding, and (to the Knowledge of Phoenix) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Phoenix, any Subsidiary of Phoenix or any director or officer of Phoenix (in his or her capacity as such) or any of the material assets owned or used by Phoenix and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Phoenix, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Section 3.21 of the Phoenix Disclosure Schedule, Phoenix has provided the Company or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Phoenix has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which Phoenix or any Subsidiary of Phoenix, or any of the assets owned or used by Phoenix or any Subsidiary of Phoenix, is subject. To the Knowledge of Phoenix, no officer or other key employee of Phoenix or any Subsidiary of Phoenix is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Phoenix Business or to any material assets owned or used by Phoenix or any Subsidiary of Phoenix.

3.22 Illegal Payments. None of Phoenix or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, the Unfair Competition Prevention

Act of Japan or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder. None of Phoenix or any of its Subsidiaries or, to the Knowledge of Phoenix, any third party acting on behalf of Phoenix or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Phoenix, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, Phoenix or any of its Subsidiaries.

3.23 Inapplicability of Anti-takeover Statutes. The Boards of Directors of Phoenix and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Voting Agreements or any of the other Contemplated Transactions.

3.24 Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Phoenix Common Stock having voting power representing a majority of the outstanding Common Stock and (ii) the holders of a majority of the votes properly cast at the Phoenix Stockholder Meeting are the only votes of the holders of any class or series of Phoenix’s capital stock necessary to approve the Phoenix Stockholder Proposals (the “Phoenix Stockholder Approval”).

3.25 Opinion of Financial Advisor. The Board of Directors of Phoenix has received the opinion of Wedbush Morgan Securities Inc., dated April 15, 2014, to the effect that, subject to such qualifications and assumptions as are contained therein, as of such date, the merger consideration to be issued by Phoenix as provided in this Agreement is fair to Phoenix and the stockholders of Phoenix from a financial point of view.

3.26 No Financial Advisor. Except as set forth on Section 3.26 of the Phoenix Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Phoenix or any Subsidiary of Phoenix.

3.27 Disclosure; Phoenix Information. The information relating to Phoenix or its Subsidiaries to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information relating to Phoenix or its Subsidiaries to be contained in the Proxy Statement will not, on the date the Proxy Statement is first mailed to Phoenix Stockholders or at the time of the Phoenix Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by Phoenix or Merger Sub with respect to the information that has been or will be supplied by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion in the Registration Statement or Proxy Statement.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the earlier of the date of termination of this Agreement and the Effective Time (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to, upon reasonable prior notice: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access. The parties hereto will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. No information or knowledge obtained in any investigation pursuant to this Section 4.1 shall effect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. With respect to all information furnished by one Party to the other Party or its Representatives under this Agreement, the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

4.2 Operation of Phoenix’s Business.

(a) Except as set forth on Section 4.2 of the Phoenix Disclosure Schedule, during the Pre-Closing Period: (i) Phoenix shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Laws and the requirements of all Contracts that constitute Phoenix Material Contracts; and (ii) Phoenix shall promptly notify the Company of: (A) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting Phoenix that is commenced, or, to the Knowledge of Phoenix, threatened in writing against, Phoenix after the date of this Agreement.

(b) During the Pre-Closing Period, Phoenix shall promptly notify the Company in writing, by delivering an updated Phoenix Disclosure Schedule, of: (i) the discovery by Phoenix of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Phoenix in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Phoenix in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Phoenix; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 impossible or materially less likely. Without limiting the generality of the foregoing, Phoenix shall promptly advise the

Company in writing of any Legal Proceeding or material, written claim threatened with respect Phoenix. No notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Phoenix contained in this Agreement or the Phoenix Disclosure Schedule for purposes of Section 8.1.

4.3 Operation of the Company’s Business.

(a) Except as set forth on Section 4.3 of the Company Disclosure Schedule, during the Pre-Closing Period: (i) the Company and each Subsidiary of the Company shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in material compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts; (ii) the Company and each Subsidiary of the Company shall use reasonable efforts to preserve intact its current business organization, use reasonable efforts to keep available the services of its current key employees, officers and other employees and use reasonable efforts maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the Company or its Subsidiaries; and (iii) the Company shall promptly notify Phoenix of: (A) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting the Company or any Subsidiary of the Company that is commenced, or, to the Knowledge of the Company, threatened against, the Company or any Subsidiary of the Company.

(b) During the Pre-Closing Period, the Company shall promptly notify Phoenix in writing, by delivery of an updated Company Disclosure Schedule, of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 impossible or materially less likely. Without limiting the generality of the foregoing, the Company shall promptly advise Phoenix in writing of any Legal Proceeding or material, written claim threatened in writing with respect to the Company or any Subsidiary of the Company. No notification given to Phoenix pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1.

4.4 Negative Obligations.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.4(a) of the Phoenix Disclosure Schedule, (iii) as reasonably necessary to ensure that Phoenix complies with Laws and pre-existing contractual obligations, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, Phoenix shall not, nor shall it cause or permit any Subsidiary of Phoenix to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Phoenix Common Stock from terminated employees of Phoenix);

(ii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Phoenix or any Subsidiary of Phoenix, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

(iii) except for contractual commitments in place at the time of this Agreement and disclosed as a Phoenix Material Contract, sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions: (i) any capital stock or other security (except for Phoenix Common Stock issued upon the valid exercise of outstanding Phoenix Stock Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any new Subsidiary or acquire any equity interest or other interest in any other Person;

(v) lend money to any Person; incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any Phoenix Employee Program; (B) cause or permit any Phoenix Employee Program to be amended other than as required by Law; (C) hire any new employee or consultant, (D) grant, make or pay any severance, bonus or profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants;

(vii) acquire any material asset nor sell, lease or otherwise irrevocably dispose of (A) any Phoenix Intellectual Property or (B) any of the material assets or properties of Phoenix and its Subsidiaries, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(viii) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix) enter into, amend or terminate any Phoenix Material Contract;

(x) (A) enter into or amend any agreement pursuant to which any other party is granted any joint or exclusive marketing or other joint or exclusive right of any type or scope with respect to any of the Phoenix Products or (B) agree to any exclusivity, non-competition or similar provision or covenant restricting Phoenix or any of its Subsidiaries from competing in any line of business, including in respect of any product or therapeutic area, or with any Person or in any area or engaging in any activity or business, including in respect of any product or therapeutic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect after the consummation of the Merger;

(xi) materially reduce the amount of any insurance coverage provided by the existing insurance policies of Phoenix or any of its Subsidiaries;

(xii) materially change or implement accounting policies, methods or procedures of Phoenix or any of its Subsidiaries, except as required by GAAP or applicable Law;

(xiii) commence a lawsuit other than (A) for routine collection of bills, (B) in such cases as Phoenix in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of Phoenix’s and/or any Subsidiary of Phoenix’s business or (C) for a breach of this Agreement, or settle, or offer to settle, any material litigation, investigation, arbitration, proceeding or other claim or dispute involving or against Phoenix or any Subsidiary of Phoenix;

(xiv) fail to make any material payment with respect to any of the Company’s accounts payable or Indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices; or

(xv) agree to take, take or permit any Subsidiary of Phoenix to take or agree to take, any of the actions specified in clauses (i) through (xiv) of this Section 4.4(a).

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.4(b) of the Company Disclosure Schedule, (iii) as reasonably necessary to ensure that the Company complies with Laws and pre-existing contractual obligations or (iv) with the prior written consent of Phoenix (which consent shall not be unreasonably withheld), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any Subsidiary of the Company to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Company Common Stock from terminated employees of the Company);

(ii) amend the Company Charter, Company Bylaws or other charter or organizational documents of the Company or any Subsidiary of the Company, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

(iii) except for contractual commitments in place at the time of this Agreement and disclosed as a Company Material Contract, sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions: (i) any capital stock or other security (except for (a) Company Stock Options or shares of Company Common Stock issued to Company employees or consultants or (b) shares of Company Common Stock issued upon the valid exercise of Company Stock Options”); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any new Subsidiary or acquire any equity interest or other interest in any other Person;

(v) lend money to any Person; incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any Company Employee Program; (B) cause or permit any Company Employee Program to be amended other than as required by Law; (C) hire any new employee or consultant, (D) grant, make or pay any severance, bonus or profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants;

(vii) acquire any material asset nor sell, lease or otherwise irrevocably dispose of (A) any Company Intellectual Property or (B) any of the material assets or properties of the Company and its Subsidiaries, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(viii) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix) enter into, amend or terminate any Company Material Contract;

(x) (A) enter into or amend any agreement pursuant to which any other party is granted any joint or exclusive marketing or other joint or exclusive right of any type or scope with respect to any of the Company Products or (B) agree to any exclusivity, non-competition or similar provision or covenant restricting the Company or any of its Subsidiaries from competing in any line of business, including in respect of any product or therapeutic area, or with any Person or in any area or engaging in any activity or business, including in respect of any product or therapeutic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect after the consummation of the Merger;

(xi) materially reduce the amount of any insurance coverage provided by the existing insurance policies of the Company or any of its Subsidiaries;

(xii) materially change or implement accounting policies, methods or procedures of the Company or any of its Subsidiaries, except as required by GAAP or applicable Law;

(xiii) commence a lawsuit other than (A) for routine collection of bills, (B) in such cases as the Company in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of the Company’s and/or any Subsidiary of the Company’s business or (C) for a breach of this Agreement, or settle, or offer to settle, any material litigation, investigation, arbitration, proceeding or other claim or dispute involving or against the Company or any Subsidiary of the Company;

(xiv) fail to make any material payment with respect to any of the Company’s accounts payable or Indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices; or

(xv) agree to take, take or permit any Subsidiary of the Company to take or agree to take, any of the actions specified in clauses (i) through (xiv) of this Section 4.4(b).

4.5 Mutual Non-Solicitation.

(a) No Solicitation by the Company.

(i) Unless and until this Agreement is terminated in accordance with the provisions of Section 9, without the prior written consent of Phoenix, none of the Company, any of its Subsidiaries or any Representative of any of the Company or its Subsidiaries shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Company Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Company Acquisition Proposal, (C) furnish to any Person other than Phoenix any non-public information that could reasonably be expected to be used for the purposes of formulating any Company Acquisition Proposal, (D) waive, terminate, modify or release any Person (other than Phoenix and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, or (E) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Company Acquisition Proposal, or enter into any agreement or agreement in principle requiring Company to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the adoption and approval of this Agreement by the Company Stockholders at the Company Stockholder Meeting, the Company may take the following actions in response to an unsolicited bona fide written Company Acquisition Proposal received after the date hereof that the Board of Directors of Company has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a Company Superior Offer: (1) furnish nonpublic information regarding Company to the third party making the Company Acquisition Proposal (a “Company Qualified Bidder”) and (2) engage in discussions or negotiations with the Company Qualified Bidder and its representatives with respect to such Company Acquisition Proposal; provided that (w) Company receives from the Company Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit Company to comply with the terms of this Section 4.5 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Phoenix for informational purposes only), (x) Company contemporaneously supplies to Phoenix any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Phoenix, (y) Company has not breached this Section 4.5, and (z) the Board of Directors of Company determines in good faith, after consultation with its outside legal counsel and financial advisors, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of Company under applicable Laws.

(ii) For purposes of this Agreement,

(A) “Company Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Company or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of fifteen percent (15%) or more of the assets of Company and its Subsidiaries, taken as a whole, in one or a series of related transactions, (iii) a purchase, tender offer or other direct or indirect acquisition, in one or a series of related transactions (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise), of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing fifteen percent (15%) or more of the voting power of Company (including securities of Company currently beneficially owned by such Person) or (iv) any other transaction the consummation of which would reasonably be expected to interfere with or prevent the Merger; provided, however, that the term “Company Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement; and

(B) “Company Superior Offer” means an unsolicited bona fide Company Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition of Company Acquisition Proposal being treated as references to “one hundred percent (100%)” for these purposes) made by a third party that the Board of Directors of Company determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Company Acquisition Proposal (including the financing terms and the ability of such third party to finance such Company Acquisition Proposal), (1) is more favorable from a financial point of view to the Company Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by Phoenix in response to such Company Superior Offer pursuant to and in accordance with Section 4.5(a)(iv) or otherwise), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by Company on terms no less favorable to Company than the terms set forth in this Agreement, all from a third party capable of performing such terms.

(iii) Except as otherwise provided in Section 4.5(b)(iv), neither the Board of Directors of the Company nor any committee of the Board of Directors of the Company shall fail to make, withhold, withdraw, amend, change, qualify or publicly propose to withhold, withdraw, amend, change or qualify in a manner adverse to Phoenix, the Company Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a Company Acquisition Proposal within ten (10) Business Days after the public announcement of any such Company Acquisition Proposal, approve, adopt, recommend or propose publicly to approve, adopt or recommend any Company Acquisition Proposal, or make any public statement inconsistent with its recommendation (any action described in this sentence being referred to as a “Company Change of Recommendation”).

(iv) Notwithstanding the foregoing, if at any time prior to the approval of this Agreement and the Contemplated Transactions at the Company Stockholder Meeting, the Company receives a bona fide, unsolicited Company Acquisition Proposal that the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Company Superior Offer, and the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that such Company Change of Recommendation or entry into such definitive agreement would be required to comply with the fiduciary duties of the Board of Directors of the Company under applicable Laws, the Board of Directors of the Company may (i) effect a Company Change of Recommendation, and/or (ii) enter into a definitive agreement with respect to such Company Superior Offer and terminate this Agreement; provided, however that the Company shall not take any action pursuant to the foregoing clause (ii), and any entry into an agreement or purported termination of this Agreement pursuant to the foregoing clause (ii) shall be void and of no force or effect, unless the Company has complied with this Section 4.5 and in advance of or concurrently with such termination the Company pays the fee set forth in Section 9.3; provided further, however, that such actions in the foregoing clauses (i) and (ii) may only be taken at a time that is after (A) the fifth (5th) Business Day following Phoenix’s receipt of written notice from the Company that the Board of Directors of Company and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable Company Acquisition Proposal), and (B) at the end of such period, the Board of Directors of the Company and/or a committee thereof determines in good faith, after taking into account all amendments or revisions irrevocably committed to by Phoenix and after consultation with the Company’s outside legal counsel and financial advisors, that such Company Acquisition Proposal remains a Company Superior Offer. During any such five (5) Business Day period (the “Company Notice Period”), Phoenix shall be entitled to deliver to the Company one or more counterproposals to such Company Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Phoenix in good faith (to the extent Phoenix desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Company Acquisition Proposal ceases to constitute a Company Superior Offer. In the event of any material revision to the terms of any Company Superior Offer, including any revision in price, the Company Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Company Notice Period subsequent to the time that the Company notifies Phoenix of any such material revision (it being understood that there may be multiple extensions).

(v) Nothing in this Section 4.5 shall prohibit the Board of Directors of Company from making any disclosure to the Company Stockholders, if, in the good faith judgment of the Board of Directors of Company, after consultation with its outside legal counsel, such disclosure would be required to comply with its fiduciary duties under applicable Laws.

(b) No Solicitation by Phoenix.

(i) Unless and until this Agreement is terminated in accordance with the provisions of Section 9, without the prior written consent of Company, none of Phoenix, its Subsidiaries or any Representative of Phoenix or any of its Subsidiaries shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Phoenix Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Phoenix Acquisition Proposal, (C) furnish to any Person other than the Company any non-public information that could reasonably be expected to be used for the purposes of formulating any Phoenix Acquisition Proposal, (D) waive, terminate, modify or release any Person (other than the Company and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, or (E) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Phoenix Acquisition Proposal, or enter into any agreement or agreement in principle requiring Phoenix to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the approval of the Phoenix Stockholder Proposals at the Phoenix Stockholder Meeting, Phoenix may take the following actions in response to an unsolicited bona fide written Phoenix Acquisition Proposal received after the date hereof that the Board of Directors of Phoenix has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a Phoenix Superior Offer: (1) furnish nonpublic information regarding Phoenix to the third party making the Phoenix Acquisition Proposal (a “Phoenix Qualified Bidder”); and (2) engage in discussions or negotiations with the Phoenix Qualified Bidder and its representatives with respect to such Phoenix Acquisition Proposal; provided that (w) Phoenix receives from the Phoenix Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit Phoenix to comply with the terms of this Section 4.5 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Company for informational purposes only), (x) Phoenix contemporaneously supplies to Company any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Company, (y) Phoenix has not breached this Section 4.5, and (z) the Board of Directors of Phoenix determines in good faith, after consultation with its outside legal counsel, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of Phoenix under applicable Laws.

(ii) For purposes of this Agreement,

(A) “Phoenix Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Phoenix or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of fifteen percent (15%) or more of the assets of Phoenix and its Subsidiaries, taken as a whole, in one or a series of related transactions, (iii) a purchase, tender offer or other direct or indirect acquisition, in one or a series of related transactions (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise), of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing fifteen percent (15%) or more of the voting power of Phoenix (including securities of Phoenix currently beneficially owned by such Person) or (iv) any other transaction the consummation of which would reasonably be expected to interfere with or prevent the Merger; provided, however, that the term “Phoenix Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement or the transactions set forth on Schedule 4.5(b)(ii); and

(B) “Phoenix Superior Offer” means an unsolicited bona fide Phoenix Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition of Phoenix Acquisition Proposal being treated as references to “one hundred percent (100%)” for these purposes) made by a third party that the Board of Directors of Phoenix determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Phoenix Acquisition Proposal (including the financing terms and the ability of such third party to finance such Phoenix Acquisition Proposal), (1) is more favorable from a financial point of view to the Phoenix Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by Company in response to such Phoenix Superior Offer pursuant to and in accordance with Section 4.5(b)(iv) or otherwise), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by Phoenix on terms no less favorable to Phoenix than the terms set forth in this Agreement, all from a third party capable of performing such terms.

(iii) Except as otherwise provided in Section 4.5(b)(iv), neither the Board of Directors of Phoenix nor any committee of the Board of Directors of Phoenix shall fail to make, withhold, withdraw, amend, change, qualify or publicly propose to withhold, withdraw, amend, change or qualify in a manner adverse to Company, the Phoenix Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a Phoenix Acquisition Proposal within ten (10) Business Days after the public announcement of any such Phoenix Acquisition Proposal, approve, adopt, recommend or propose publicly to approve, adopt or recommend any Phoenix Acquisition Proposal, or make any public statement inconsistent with its recommendation (any action described in this sentence being referred to as a “Phoenix Change of Recommendation”).

(iv) Notwithstanding the foregoing, if at any time prior to the approval of the Phoenix Stockholder Proposals at the Phoenix Stockholder Meeting, Phoenix receives a bona fide, unsolicited Phoenix Acquisition Proposal that the Board of Directors of Phoenix concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Phoenix Superior Offer, and the Board of Directors of Phoenix determines in good faith (after consultation with outside legal counsel) that such Phoenix Change of Recommendation or entry into such definitive agreement would be required to comply with the fiduciary duties of the Board of Directors of Phoenix under applicable Laws, the Board of Directors of Phoenix may (i) effect a Phoenix Change of Recommendation, and/or (ii) enter into a definitive agreement with respect to such Phoenix Superior Offer and terminate this Agreement; provided, however that Phoenix shall not take any action pursuant to the foregoing clause (ii), and any entry into an agreement or purported termination of this Agreement pursuant to the foregoing clause (ii) shall be void and of no force or effect, unless Phoenix has complied with this Section 4.5 and in advance of or concurrently with such termination Phoenix pays the fee set forth in Section 9.3; provided further, however, that such actions in the foregoing clauses (i) and (ii) may only be taken at a time that is after (A) the fifth (5th) Business Day following the Company’s receipt of written notice from Phoenix that the Board of Directors of Phoenix and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable Phoenix Acquisition Proposal), and (B) at the end of such period, the Board of Directors of Phoenix and/or a committee thereof determines in good faith, after taking into account all amendments or revisions irrevocably committed to by the Company and after consultation with Phoenix’s outside legal counsel and financial advisors, that such Phoenix Acquisition Proposal remains a Phoenix Superior Offer. During any such five (5) Business Day period (the “Phoenix Notice Period”), the Company shall be entitled to deliver to Phoenix one or more counterproposals to such Phoenix Acquisition Proposal and Phoenix will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Phoenix Acquisition Proposal ceases to constitute a Phoenix Superior Offer. In the event of any material revision to the terms of any Phoenix Superior Offer, including any revision in price, the Phoenix Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Phoenix Notice Period subsequent to the time that Phoenix notifies the Company of any such material revision (it being understood that there may be multiple extensions).

(v) Nothing in this Section 4.5 shall prohibit Phoenix from complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to a Phoenix Acquisition Proposal, respectively, or from the Board of Directors of Phoenix making any disclosure to the Phoenix Stockholders if, in the good faith judgment of the Board of Directors of Phoenix, after consultation with its outside legal counsel, that taking such action or making such disclosure would be required to comply with its fiduciary duties under applicable Laws.

(c) Both the Company and Phoenix shall notify the other as promptly as practicable, and in no event later than twenty-four (24) hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a Company Acquisition Proposal or Phoenix Acquisition Proposal, respectively, and any such notice shall be made orally and in writing and shall indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both the Company and Phoenix shall keep the other fully informed, on a current basis, of the status and material developments (including any changes to the terms) of such Company Acquisition Proposal or Phoenix Acquisition Proposal, respectively.

(d) The Company and Phoenix shall, and shall cause each of their respective Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to, or that may reasonably be expected to lead to, a Company Acquisition Proposal or Phoenix Acquisition Proposal, and shall use commercially reasonable efforts to cause any such Person (or its agents or advisors) in possession of non-public information in respect of the Company, Phoenix or any of their respective Subsidiaries that was furnished on or behalf of the Company or Phoenix (as applicable) to return or destroy (and confirm destruction of) all such information. The Company and Phoenix agree that any breach of this Section 4.5(d) by any Subsidiary, Affiliate or Representative of the Company or Phoenix shall constitute a breach of this Section 4.5(d) by the Company or Phoenix, as applicable.

(e) Neither the Company nor Phoenix will exempt any Persons for any state takeover Law or waive the provisions of Section 203 of the DGCL, except in connection with a Company Superior Offer or Phoenix Superior Offer, as applicable.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Disclosure Documents.

(a) As promptly as practicable after the date of this Agreement, (i) Phoenix and the Company shall prepare and file with the SEC a joint proxy statement relating to the Company Stockholder Meeting and the Phoenix Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Phoenix, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Phoenix Common Stock to be issued by virtue of the Merger. Phoenix and the Company shall use their reasonable best efforts to complete the foregoing within twenty (20) Business Days after the date hereof. Each of Phoenix and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state and securities Laws in connection with the issuance of shares of Phoenix Common Stock pursuant to the Merger. Each of Phoenix, Merger Sub and the Company shall furnish all information concerning itself and their Subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. Each of Phoenix and the Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to its respective stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC. If Phoenix, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to its respective stockholders.

(b) Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other parties a reasonable opportunity to review and comment on such document or response and shall discuss with the other parties and include in such document or response, comments reasonably and promptly proposed by the other parties. Phoenix will advise the Company, promptly after Phoenix receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Phoenix Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.2 Stockholder Approval.

(a) Company Stockholder Meeting.

(i) The Company shall take all action necessary in accordance with applicable Laws and the Company Charter and Company Bylaws to call, give notice of, convene and hold a meeting of the Company Stockholders to consider and vote on a proposal to adopt and approve this Agreement and the Contemplated Transactions (the “Company Stockholder Meeting”). The Company Stockholder Meeting shall be held (on a date selected by the Company in consultation with Phoenix) reasonably promptly after the mailing of the Proxy Statement; provided that the Company Stockholder Meeting need not be held prior to the Phoenix Stockholder Meeting.

(ii) Subject to the provisions of Section 4.5 hereof, the Board of Directors of the Company shall recommend that the Company Stockholders adopt and approve this Agreement (the “Company Recommendation”) and the Company shall include such Company Recommendation in the Proxy Statement.

(iii) Immediately after the execution and delivery of this Agreement, the Board of Directors of the Company will adopt a resolution setting forth the Charter Amendment, declaring its advisability and recommending that the stockholders of the Company adopt and approve the Charter Amendment. As soon as practicable thereafter, the Company shall solicit the approval by written consent of the Charter Amendment by the stockholders of the Company holding the requisite number of shares of each class of Company Capital Stock required to approve the Charter Amendment in accordance with applicable Laws and the Company Charter.

(b) Phoenix Stockholder Meeting.

(i) Phoenix shall take all action necessary in accordance with applicable Laws and the Phoenix Charter and Phoenix Bylaws to call, give notice of, convene and hold a meeting of the Phoenix Stockholders (the “Phoenix Stockholder Meeting”) to consider and vote on proposals to approve (A) the issuance of the shares of Phoenix Common Stock by virtue of the Merger, (B) Amendment No. 1 to the Phoenix Charter, (C) Amendment No. 2 to the Phoenix Charter and (D) the Option Plan Amendment (collectively, the “Phoenix Stockholder Proposals”). The Phoenix Stockholder Meeting shall be held (on a date selected by Phoenix in consultation with the Company) not later than forty-five (45) days after effective date of the Registration Statement. If on the scheduled date of the Phoenix Stockholder meeting Phoenix has not obtained the Phoenix Stockholder Approvals, Phoenix shall have the right to adjourn or postpone the Phoenix Stockholder Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days from the original date that the Phoenix Stockholder Meeting was scheduled for the approval of the Phoenix Stockholder Proposals.

(ii) Subject to the provisions of Section 4.5 hereof, the Board of Directors of Phoenix shall recommend that the Phoenix Stockholders approve the Phoenix Stockholder Proposals (the “Phoenix Recommendation”) and Phoenix shall include such Phoenix Recommendation in the Proxy Statement.

(c) Subject to the provisions of Section 4.5 hereof, the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Merger and shall take all other action necessary or advisable to secure the Company Stockholder Approval. Subject to the provisions of Section 4.5 hereof, Phoenix shall use its reasonable best efforts to solicit from the Phoenix Stockholders proxies in favor of the Phoenix Stockholder Proposals and shall take all other action necessary or advisable to secure the Phoenix Stockholder Approvals.

5.3 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters. The Company and Phoenix shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

5.4 Company Stock Options, Company Warrants and Phoenix 401(k).

(a) At the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Phoenix Common Stock, and Phoenix shall assume the Company Stock Option Plan and each such Company Stock Option in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Common Stock under Company Stock Options assumed by Phoenix shall thereupon be converted into rights with respect to Phoenix Common Stock. Accordingly, from and after the Effective Time: (i) each Company Stock Option assumed by Phoenix may be exercised solely for shares of Phoenix Common Stock; (ii) the number of shares of Phoenix Common Stock subject to each Company Stock Option assumed by Phoenix shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Stock Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Phoenix Common Stock; (iii) the per share exercise price for the Phoenix Common Stock issuable upon exercise of each Company Stock Option assumed by Phoenix shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Stock Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Stock Option assumed by Phoenix shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Stock Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Stock Option, such Company Stock Option assumed by Phoenix in accordance with this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Phoenix Common Stock subsequent to the Effective Time; and (B) Phoenix’s Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company’s Board of Directors or any committee thereof with respect to each Company Stock Option assumed by Phoenix. Notwithstanding anything to the contrary in this Section 5.4(a), the conversion of each Company Stock Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Phoenix Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Stock Option shall not constitute a “modification” of such Company Stock Option for purposes of Section 409A or Section 424 of the Code.

(b) Phoenix shall file with the SEC, promptly following the Effective Time, a registration statement on Form S-8, if available, for use by Phoenix, relating to the shares of Phoenix Common Stock issuable with respect to Company Stock Options assumed by Phoenix in accordance with Section 5.4(a).

(c) Subject to Section 5.4(d), at the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase Phoenix Common Stock and Phoenix shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Capital Stock under Company Warrants assumed by Phoenix shall thereupon be converted into rights with respect to Phoenix Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Phoenix may be exercised solely for shares of Phoenix Common Stock; (ii) the number of shares of Phoenix Common Stock subject to each Company Warrant assumed by Phoenix shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon conversion of the shares of Company Preferred Stock issuable upon exercise of the Company Warrant, as applicable, that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Phoenix Common Stock; (iii) the per share exercise price for the Phoenix Common Stock issuable upon exercise of each Company Warrant assumed by Phoenix shall be determined by dividing the effective per share exercise price of Company Capital Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by Phoenix shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

(d) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Stock Option Plan, any Company Warrants and otherwise) to effectuate the provisions of this Section 5.4 and to ensure that, from and after the Effective Time, holders of Company Stock Options and Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.4.

(e) Unless the Company requests otherwise in writing within five (5) days prior to the Closing Date, Phoenix shall, effective as of at least one (1) day prior to the Closing Date, have caused Phoenix’s 401(k) plan to be terminated. Phoenix shall provide to the Company executed resolutions of the Board of Directors of Phoenix authorizing such termination and mandating that, as soon as reasonably practicable after the 401(k) plan termination date, the account balances of plan participants be distributed in accordance with the terms of the plan document and applicable IRS and Department of Labor guidance.

5.5 Indemnification of Officers and Directors.

(a) Phoenix and Merger Sub agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary, or agent of the Company and its Subsidiaries provided for in the respective organizational documents in effect as of the date hereof, shall continue to be honored and in full force and effect for a period of six (6) years after the Effective Time; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. The certificate of incorporation of the Surviving Corporation will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in the

Company Charter and Company Bylaws and during such six (6) year period following the Effective Time, Phoenix shall not and shall cause the Surviving Corporation not to amend, repeal or otherwise modify such provisions in any manner that would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time was a director, officer, employee, fiduciary, or agent of any of the Company or its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time, unless such modification is required by applicable Laws. From and after the Effective Time, Phoenix and the Surviving Corporation also agree, jointly and severally, to indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of the Company and its Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent (i) provided in any written indemnification agreements listed in Section 5.5(a) of the Company Disclosure Schedule between any of the Company, its Subsidiaries and such individuals or (ii) required by the Company Charter or the Company Bylaws, in each case as in effect immediately prior to the Effective Time.

(b) Phoenix shall purchase a six-year “tail” policy under Phoenix’s existing directors’ and officers’ liability insurance policy, with an effective date as of the Closing.

(c) The provisions of this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each of the Persons indemnified hereby, and his or her heirs and Representatives, and may not be amended, altered or repealed without the written consent of any such Person affected by such amendment, alteration or repeal. The provisions in this Section 5.5 are intended to be in addition to the rights otherwise available to the current directors, officers, employees, fiduciaries and/or agents of the Company by Laws, charters, bylaws or agreements.

(d) If Phoenix or the Surviving Corporation or any of the successors or assigns of Phoenix or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Phoenix or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.5.

5.6 Additional Agreements.

(a) Subject to Section 5.6(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.6(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

5.7 Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure (which approval shall not be unreasonably withheld or delayed); or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Laws and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Phoenix may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Phoenix in compliance with this Section 5.7.

5.8 Listing. At or prior to the Effective Time, Phoenix shall use its commercially reasonable efforts to cause the shares of Phoenix Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ Capital Market at or prior to the Effective Time.

5.9 Tax Matters.

(a) Phoenix, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any subsidiary to, take any actions or cause any action to be taken that would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Phoenix, Merger Sub and the Company shall treat, and shall not take any tax reporting position inconsistent with the treatment of, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.10 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.11 Directors.

(a) Prior to the Effective Time, the size of the Board of Directors of Phoenix shall be fixed at eight (8) directors, and Phoenix shall use its reasonable best efforts to obtain the resignations of all of the directors of Phoenix then in office (other than Mark H.N. Corrigan, M.D.), if necessary, such that, as of the Effective Time, at least six (6) vacancies will exist on the Board of Directors of Phoenix; provided, that if there are more than six (6) vacancies on the Board of Directors of Phoenix as of immediately prior to the Effective Time, whether as a result of the resignation, retirement or inability to serve of a current director of Phoenix or otherwise, Phoenix shall have the right to designate another individual or individuals, as the case may be, to fill such excess vacancy or vacancies (but in no event shall the number of directors of Phoenix in office as of immediately prior to the Effective Time and the individuals designated by Phoenix to fill vacancies constitute more than fifty percent (50%) of the entire Board of Directors of Phoenix), which, other than with respect to the appointment of Mark H.N. Corrigan, M.D., shall be subject to Company’s consent, which shall not be unreasonably withheld or delayed. Effective immediately following the Effective Time, Phoenix shall cause each of Geoffrey Duyk, Daniel Turner, Scott Rocklage, Amit Munshi, Kevin Buchi, Daotian Fu and the Additional Designee (collectively, the “Company Nominees”) to be appointed to the Board of Directors of Phoenix, shall cause all of the directors to be placed into classes and designated to certain committees, and shall cause Mark H.N. Corrigan, M.D. to be designated as the Chairman of the Board of Directors of Phoenix; provided that (i) if any Company Nominee is unable or otherwise fails to serve, for any reason, as a director of Phoenix immediately following the Effective Time, Company shall have the right to designate another individual to serve as a director of Phoenix in place of such Company Nominee, subject to Phoenix’s consent, which shall not be unreasonably withheld or delayed, and (ii) if the size of the Board of Directors of Phoenix is greater than eight (8) directors as a result of the first proviso in the first sentence of this Section 5.11(a), Company shall have the right to designate additional individuals to serve as directors of Phoenix, subject to Phoenix’s consent, which shall not be unreasonably withheld or delayed, such that the total number of Company Nominees is equal to the total number of directors of Phoenix then in office who have not resigned as of the Effective Time. Each such Company Nominee and each member of the Board of Directors of Phoenix at the Effective Time shall (i) meet the criteria provided in Phoenix’s Corporate Governance Guidelines, as in effect on the date hereof, and (ii) execute an acknowledgement stating that he or she will be subject to Phoenix’s Statement of Company Policy on Insider Trading and Disclosure and Insider Trading Procedures and Phoenix’s Corporate Code of Ethics and Conduct, in each case, as in effect on the date hereof with any subsequent amendments to which Company may consent, which consent shall not be unreasonably withheld or delayed.

(b) Effective immediately following the Effective Time, Phoenix and the Surviving Corporation shall cause the size and composition of the board of directors of the Surviving Corporation to be identical in size and composition to the board of directors of Phoenix after taking into account the requirements and actions set forth in Section 5.11(a), except that the board of directors of the Surviving Corporation shall not be classified.

5.12 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Phoenix, on the one hand, and the Company, on the other hand, shall give the other party the opportunity to participate in the defense or settlement of any stockholder litigation relating to this Agreement or any of the Contemplated Transactions, and shall not settle any such litigation without the other party’s written consent, which will not be unreasonably withheld, conditioned or delayed.

5.13 Section 16 Matters. Prior to the Closing, the Board of Directors of Phoenix shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisitions and/or dispositions of equity securities of Phoenix resulting from the Contemplated Transactions by each Person who is subject to Section 16 of the Exchange Act (or who will become subject to Section  16 of the Exchange Act as a result of the Contemplated Transactions) with respect to equity securities of Phoenix.

5.14 Securityholder List. At least two (2) Business Days prior to the Effective Time, the Company shall deliver to Phoenix a true, correct and complete list, as of that date, of all issued and outstanding shares of the Company Capital Stock, Company Stock Options and Company Warrants on a holder-by-holder basis.

5.15 Reverse Stock Split. Phoenix shall submit to the Phoenix Stockholders at the Phoenix Stockholder Meeting a proposal to approve and adopt an amendment to the Phoenix Charter to authorize the Board of Directors of Phoenix to effect a reverse stock split of all outstanding shares of Phoenix Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and Phoenix (the “Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Stock Split.

5.16 Phoenix Consent as Sole Stockholder of Merger Sub. Phoenix shall deliver to the Company within two (2) business days of the date of this Agreement evidence of its approval, as the sole stockholder of Merger Sub, of the adoption of this Agreement and of the transactions contemplated hereby, including the Merger.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and there shall not be any Law which has the effect of making the consummation of the Merger illegal.

6.2 Stockholder Approval. This Agreement, the Merger and the other Contemplated Transactions shall have been duly adopted and approved by the Company Stockholder Approval, and the Phoenix Stockholder Proposals shall have been duly approved by the requisite votes of the stockholders of Phoenix.

6.3 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Authority in which such Governmental Authority indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Phoenix, Merger Sub or the Company any damages or other relief that may be material to Phoenix or the Company; or (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Phoenix.

6.4 Effective Registration Statement and Proxy Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the SEC or any Governmental Authority.

6.5 Net Cash Calculation. Phoenix and the Company shall have agreed in writing upon the Net Cash Calculation, or the Independent Accountant shall have delivered its report with respect to the Net Cash Calculation, in each case pursuant to Section 1.10 hereof.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PHOENIX AND MERGER SUB

The obligations of Phoenix and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Phoenix, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The representations and warranties of the Company contained in this Agreement (a) shall have been true and correct as of the date of this Agreement, except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date) and (b) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except in each case where the failure to be true and correct has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.

7.3 Consents.

(a) All of the consents set forth on Section 7.3(a) of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect.

(b) Any Permit or other consent required to be obtained by the Company under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.

7.4 Officers’ Certificate. Phoenix shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Sections 7.1, 7.2, and 7.3 have been duly satisfied.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.6 Charter Amendment. The stockholders of the Company shall have approved the Charter Amendment, and a Certificate of Amendment to the Company Charter setting forth the Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The representations and warranties of Phoenix and Merger Sub contained in this Agreement (a) shall have been true and correct as of the date of this Agreement except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date) and (b) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except in each case where the failure to be true and correct has not had, and would not reasonably be expected to have, a Phoenix Material Adverse Effect, it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Phoenix Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

8.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Phoenix or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Consents.

(a) All the consents set forth on Section 8.3 of the Phoenix Disclosure Schedule shall have been obtained and shall be in full force and effect.

(b) Any Permit or other consent required to be obtained by Phoenix under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.

8.4 Officers’ Certificate. The Company shall have received a certificate executed by the Chief Executive Officer of Phoenix confirming that the conditions set forth in Sections 8.1, 8.2 and 8.3 have been duly satisfied.

8.5 No Phoenix Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Phoenix Material Adverse Effect that is continuing.

8.6 Minimum Net Cash. The Net Cash of Phoenix, as determined pursuant to Section 1.10 hereof, shall not be less than $3,000,000.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Merger and issuance of Phoenix Common Stock in the Merger by Phoenix’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Phoenix and the Company duly authorized by the Boards of Directors of Phoenix and the Company;

(b) by either Phoenix or the Company if the Merger shall not have been consummated by October 31, 2014; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the Proxy Statement is still being reviewed or commented on by the SEC, either Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days; provided, further, however, that in the event of any dispute with respect to the Net Cash Calculation, the date for termination of this Agreement pursuant to this Section 9.1(b) shall be extended until five (5) Business Days after the Independent Accountant shall have provided its written report.

(c) by either Phoenix or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Phoenix or the Company if (i) the Phoenix Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Phoenix’s stockholders shall have taken a final vote on the Phoenix Stockholder Proposals and (ii) Phoenix Stockholder Proposals shall not have been approved at the Phoenix Stockholder Meeting (and shall not have been approved at any adjournment or postponement thereof) by the requisite vote of the stockholders of Phoenix; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Phoenix where the failure to obtain the Phoenix Stockholder Approval shall have been caused by the action or failure to act of Phoenix and such action or failure to act constitutes a material breach by Phoenix of this Agreement;

(e) by either Phoenix or the Company if (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on the Merger and the Contemplated Transactions and (ii) the Merger shall not have been approved at the Company Stockholder Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Company Stockholder Approval; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Company where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(f) by the Company (at any time prior to the approval of the issuance of Phoenix Common Stock in the Merger by the Phoenix Stockholder Approval) if a Phoenix Change of Recommendation shall have occurred or Phoenix fails to include the Phoenix Recommendation in the Registration Statement containing the Proxy Statement;

(g) by Phoenix (at any time prior to the approval of the Merger by the Company Stockholder Approval) if a Company Change of Recommendation shall have occurred or the Company fails to include the Company Recommendation in the Registration Statement containing the Proxy Statement;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Phoenix or Merger Sub set forth in this Agreement, or if any representation or warranty of Phoenix or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Phoenix’s or Merger Sub’s representations and warranties or breach by Phoenix or Merger Sub is curable by Phoenix or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Phoenix or Merger Sub to the Company of such breach or inaccuracy and (ii) Phoenix or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Phoenix or Merger Sub is cured prior to such termination becoming effective);

(i) by Phoenix, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company to Phoenix of such breach or inaccuracy and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Phoenix in connection with Phoenix entering into a definitive agreement to effect a Phoenix Superior Offer; or

(k) by the Company in connection with the Company entering into a definitive agreement to effect a Company Superior Offer.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) (i) If this Agreement is terminated by the Company or Phoenix pursuant to Sections 9.1(f) or 9.1(j), respectively, Phoenix shall pay to the Company, by wire transfer of immediately available funds within ten (10) Business Days after termination of the Agreement, a nonrefundable fee in an amount equal to $1,100,000.

(ii) If this Agreement is terminated by Phoenix or the Company pursuant to Sections 9.1(g) or 9.1(k), respectively, the Company shall pay to Phoenix, by wire transfer of immediately available funds within ten (10) Business Days after termination of the Agreement, a nonrefundable fee in an amount equal to $2,500,000.

(c) Each Party acknowledges that the agreements contained in this Section 9.3(c) are an integral part of the Merger and the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either Party fails to pay when due any amount payable by such Party under Section 9.3(a) or 9.3(b), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Merger Sub and Phoenix contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Phoenix at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after the approval of the Merger or issuance of shares of Phoenix Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Phoenix.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission via “.pdf’ shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10.5, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement.

10.6 Fees. In any action at Law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable out-of-pocket costs and expenses incurred in such action or suit. Except as may otherwise be agreed to hereunder or in other writing by the Parties, all legal and other costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such costs and expenses, except that the fees and expenses associated with the filing of the NASDAQ listing application in connection with the Contemplated Transactions shall be shared equally by Phoenix and the Company.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; and (b) the directors and officers of the Company referred to in Section 5.5(a) to the extent of their respective rights pursuant to Section 5.5) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by email or facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

if to Phoenix or Merger Sub:

c/o Zalicus Inc.

245 First Street

Third Floor

Cambridge, Massachusetts 02142

Telephone: (617) 301-7000

Fax: (617) 301-7010

Attention: Mark H.N. Corrigan, M.D.

Justin Renz

Email: mcorrigan@zalicus.com

jrenz@zalicus.com

with a copy to:

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Fax: (617) 523-1231

Attention: Joseph L. Johnson III, Esq.

Danielle M. Lauzon, Esq.

Email: jjohnson@goodwinprocter.com

dlauzon@goodwinprocter.com

if to the Company:

Epirus Biopharmaceuticals, Inc.

699 Boylston Street, 11th Floor

Boston, MA 02116

Telephone: (617) 600-4313

Fax: (617) 830-0170

Attention: Amit Munshi

Email: amunshi@epirusbiopharma.com

with a copy to:

Latham & Watkins LLP

John Hancock Tower, 20th Floor

200 Clarendon Street

Boston, MA 02116

Fax: (617) 948-6001

Attention: Peter N. Handrinos, Esq.

Philip P. Rossetti, Esq.

Email: peter.handrinos@lw.com

philip.rossetti@lw.com

10.9 Cooperation. Each Party agrees to use its reasonable best efforts to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at Law or in equity.

10.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.13 Entire Agreement. This Agreement and the Confidentiality Agreement, including the exhibits hereto and the documents and instruments referred to herein (including the Phoenix Disclosure Schedule and the Company Disclosure Schedule), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ZALICUS INC.

By:	/s/ Mark H.N. Corrigan
Name:	Mark H.N. Corrigan
Title:	President and Chief Executive Officer

BRUNNING, INC.

By:	/s/ Justin Renz
Name:	Justin Renz
Title:	President

EPIRUS BIOPHARMACEUTICALS, INC.

By:	/s/ Amit Munshi
Name:	Amit Munshi
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

Definitions

“Additional Designee” means a person to be named by the Company at least seven (7) days prior to the mailing of the Proxy Statement to the stockholders of Phoenix, provided that such person shall be designated following the completion of a mutually agreeable director search and selection process, and shall be subject to the reasonable consent of Phoenix, not to be unreasonably withheld, conditioned or delayed.

“Adjusted Outstanding Phoenix Shares” means a number equal to the sum of (A) the total number of shares of Phoenix Common Stock outstanding immediately prior to the Effective Time, (B) 250,000 shares of Phoenix Common Stock issuable upon exercise of outstanding Phoenix Stock Options and (C) 527,777 shares of Phoenix Common Stock subject to outstanding Phoenix Restricted Stock Units.

“Affiliate” means with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein.

“Amendment No. 1 to the Phoenix Charter” means the amendment to the Phoenix Charter to effect the Reverse Stock Split.

“Amendment No. 2 to the Phoenix Charter” means the amendment to the Phoenix Charter to (i) increase the authorized number of shares of Phoenix Common Stock from 200,000,000 shares to 300,000,000 shares and (ii) change the name of Phoenix from “Zalicus Inc.” to “Epirus Biopharmaceuticals, Inc.” subject to the consummation of the Merger.

“Business Day” means any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by Laws to be closed in the Commonwealth of Massachusetts.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Charter Amendment” shall mean an amendment to the Company Charter in the form attached hereto as Exhibit D.

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” has the meaning set forth in Section 4.5(a)(ii)(A).

“Company Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of the Company Leased Real Property that materially affect or may materially affect the tenancy at any Company Leased Real Property.

“Company Balance Sheet” has the meaning set forth in Section 2.5(a).

“Company Business” means the business of the Company and any Subsidiary as currently conducted and currently proposed to be conducted.

“Company Bylaws” has the meaning set forth in Section 2.1(a).

“Company Capital Stock” means the Common Stock and Preferred Stock of the Company.

“Company Charter” has the meaning set forth in Section 2.1(a).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contingent Workers” has the meaning set forth in Section 2.15(b).

“Company Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which the Company is a party.

“Company Copyrights” has the meaning set forth in Section 2.9(a).

“Company Disclosure Schedule” has the meaning set forth in Section 2.

“Company Employee Program” has the meaning set forth in Section 2.14(a).

“Company Financial Statements” has the meaning set forth in Section 2.5(a).

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business and all Company Products. “Company Intellectual Property” includes, without limitation, Company Products, Company Patents, Company Marks, Company Copyrights and Company Trade Secrets.

“Company Lease” means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of the Company Leased Real Property.

“Company Leased Real Property” means the real property leased, subleased or licensed by the Company or its Subsidiaries that is related to or used in connection with the Company Business, and the real property leased, subleased or licensed by the Company or its Subsidiaries as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by the Company or its Subsidiaries, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Company Licenses-In” has the meaning set forth in Section 2.9(a).

“Company Licenses-Out” has the meaning set forth in Section 2.9(a).

“Company Marks” has the meaning set forth in Section 2.9(a).

“Company Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which the Company or its Subsidiaries operate to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in any material respect; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of Phoenix or Merger Sub or expressly required by this Agreement; (v) any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of the Company or any of its Subsidiaries in respect of the Company Products or any other product candidates; and (vi) continued losses from operations or decreases in cash balances of the Company or any of its Subsidiaries or on a consolidated basis among the Company and its Subsidiaries; or (b) prevent or materially delay the ability of Company to consummate the Contemplated Transactions.

“Company Material Contract” has the meaning set forth in Section 2.10.

“Company Notice Period” has the meaning set forth in Section 4.5(a)(iv).

“Company Owned Real Property” means the real property in which the Company or its Subsidiaries has any fee title (or equivalent).

“Company Patents” has the meaning set forth in Section 2.9(a).

“Company Percentage” means one hundred percent (100%), minus the Phoenix Percentage.

“Company Permits” has the meaning set forth in Section 2.12(b).

“Company Preferred Stock” means the Company Series A Preferred Stock and the Company Series B Preferred Stock.

“Company Products” means the following proprietary compounds currently under development by the Company: (a) the protein therapeutic compound that is biosimilar to infliximab with internal Company reference of BOW-015, (b) the protein therapeutic compound that is biosimilar to adalimumab with internal Company reference of BOW-050, and (c) the protein therapeutic compound that is biosimilar to bevacizumab with internal Company reference of BOW-030.

“Company Qualified Bidder” has the meaning set forth in Section 4.5(a)(i).

“Company Recommendation” has the meaning set forth in Section 5.2(a)(ii).

“Company Regulatory Agency” has the meaning set forth in Section 2.12(b).

“Company Restricted Stock Award” or “Company Restricted Stock Awards” means awards of restricted stock issued under any of the Company Stock Option Plans.

“Company Restricted Stock Unit Award” or “Company Restricted Stock Unit Awards” means awards of restricted stock units issued under any of the Company Stock Option Plans.

“Company Series A Preferred Stock” means the Series A Preferred Stock, $0.0001 par value per share, of the Company.

“Company Series B Preferred Stock” means the Series B Preferred Stock, $0.0001 par value per share, of the Company.

“Company Stock Certificate” has the meaning set forth in Section 1.6.

“Company Stock Option” or “Company Stock Options” means options to purchase Company Common Stock issued under any of the Company Stock Option Plans.

“Company Stock Option Plans” means the Fourteen22, Inc. 2011 Equity Incentive Plan, as amended.

“Company Stockholder Approval” has the meaning set forth in Section 2.24.

“Company Stockholders” means the holders of the capital stock of the Company immediately prior to the Effective Time.

“Company Stockholder Meeting” has the meaning set forth in Section 5.2(a)(i).

“Company Superior Offer” has the meaning set forth in Section 4.5(a)(ii)(B).

“Company Trade Secrets” has the meaning set forth in Section 2.9(k).

“Company Warrants” means the warrants for Company Capital Stock set forth on Schedule II attached hereto.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of December 16, 2013, by and between the Company and Phoenix.

“Contemplated Transactions” means the transactions proposed under this Agreement, including the Merger and Reverse Stock Split.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, arrangement, understanding, obligation, commitment or instrument that is legally binding, whether written or oral.

“Determination Date” will be the date that is fourteen (14) calendar days prior to the date of the Phoenix Stockholder Meeting set forth in the Proxy Statement.

“DGCL” means the Delaware General Corporation Law.

“Dispute” has the meaning set forth in Section 1.10(f).

“Dispute Notice” has the meaning set forth in Section 1.10(b).

“Dissenting Shares” has the meaning set forth in Section 1.8(a).

“Effective Time” has the meaning set forth in Section 1.3.

“Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other written employee benefit plans, agreements, and arrangements not described in (A) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

“Encumbrance” means any mortgage, deed of trust, pledge, security interest, attachment, hypothecation, lien (statutory or otherwise), violation, charge, lease, license, option, right of first offer, right of first refusal, encumbrance, servient easement, deed restriction, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind or charge of any kind (including, without limitation, any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, any sale of receivables with recourse against either the Company or the Phoenix, as the case may be, or any subsidiary, stockholder or Affiliate thereof, and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

“Environmental Laws” means Laws relating to protection of the Environment or the protection of human health as it relates to the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar foreign, federal, state and local Laws as in effect on the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning ascribed thereto in Sections 2.14(g)(ii) and 3.14(g)(ii) hereof, as applicable.

“Excess Shares” has the meaning set forth in Section 1.5(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.7(a).

“Exchange Fund” has the meaning set forth in Section 1.7(a).

“Exchange Ratio” will equal the quotient obtained by dividing (i) the total number of Merger Shares by (ii) the aggregate number of (A) Company Capital Stock plus (B) the Company Warrants plus (C) all Company Stock Options and, to the extent such inclusion is not duplicative of clause (A), all Company Restricted Stock Awards, Company Restricted Stock Unit Awards and other awards under the Company Stock Option Plans, in each case, outstanding immediately prior to the Effective Time and will be calculated to the nearest 1/10,000 of a share.

“FDA” has the meaning set forth in Section 2.12(b).

“FDCA” has the meaning set forth in Section 2.12(b).

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authority” means any U.S. or foreign, federal, state, or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

“Health Care Law” has the meaning set forth in Section 2.12(c).

“Indebtedness” means Liabilities (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments, (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (d) of others secured by (or which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Encumbrance or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (e) under leases required to be accounted for as capital leases under GAAP, or (f) guarantees relating to any such Liabilities. Notwithstanding the foregoing, for all purposes hereunder, Indebtedness shall not include any payables among the Company or any of its Subsidiaries, and guarantees, if any, among the Company or any of its Subsidiaries in connection with transfer pricing arrangements.

“Independent Accountant” has the meaning set forth in Section 1.10(f).

“Intellectual Property” means any and all of the following, as they exist throughout the world: (A) patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented) (collectively, “Patents”); (B) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (D) rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, “Trade Secrets”); (E) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (F) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of Phoenix” means the actual knowledge of the chief executive officer and chief financial officer of Phoenix, after due inquiry by each such individual of each such individual’s direct reports.

“Knowledge of the Company” means the actual knowledge of Amit Munshi and Tom Shea, after due inquiry by each such individual of each such individual’s direct reports.

“Law” or “Laws” means any federal, state, local, municipal, foreign (including foreign political subdivisions) or other law, Order, statute, constitution, principle of common law or equity, resolution, ordinance, code, writ, edict, decree, consent, approval, concession, franchise, permit, rule, regulation, judicial or administrative ruling, franchise, license, judgment, injunction, treaty, convention or other governmental certification, authorization or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or security and put into effect by or under the authority of a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or security.

“Legal Proceeding” means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability.

“Liability” has the meaning set forth in Section 2.11.

“Merger” has the meaning set forth in the Recitals.

“Merger Shares” means the total number of shares of Phoenix Common Stock to be issued in the Merger pursuant to Section 1.5(a), determined as follows: (a) the Company Percentage multiplied by (b) the quotient of (i) the Adjusted Outstanding Phoenix Shares divided by (ii) the Phoenix Percentage.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” means an employee pension benefit plan or welfare benefit plan described in Section 4001(a)(3) of ERISA.

“Net Cash” means, as of any particular time, (x) Phoenix’s cash and cash equivalents, short-term investments, net and restricted cash, plus (y) accounts receivable, minus (z) the aggregate of the following obligations and liabilities of Phoenix, calculated without duplication:

(i) All accounts payable and severance payments;

(ii) All Indebtedness of Phoenix for borrowed money or in respect of capitalized leases or the purchase of assets of Phoenix (including all principal, accrued interest thereon (and if such Indebtedness is not prepayable, all remaining interest to be paid or accrued through maturity thereof)), and any other amounts payable to the holders of such Indebtedness as a result of or in connection with, the consummation of the Contemplated Transactions);

(iii) All out-of-pocket closing or transactional costs in connection with the Contemplated Transactions (including in connection with any stockholder litigation relating to this Agreement or any of the Contemplated Transactions), including amounts payable to financial advisors (including investment banks), attorneys, accountants or proxy solicitors that are paid, incurred or expected to be incurred, payable or subject to reimbursement by Phoenix; and

(iv) Only those accrued expenses not already contemplated by clauses (i), (ii) and (iii) above, resulting from any incurred but yet unbilled professional fees, clinical costs, preclinical costs or operational costs pertaining to goods or services previously provided to Phoenix as of the month end date prior to the Determination Date.

“Net Cash Calculation” has the meaning set forth in Section 1.10(a).

“Net Cash Schedule” has the meaning set forth in Section 1.10(a).

“Official” has the meaning set forth in Section 2.22.

“Option Plan Amendment” means an amendment to the Phoenix Amended and Restated 2004 Incentive Plan to increase the number of shares that may be issued pursuant to such plan by 3,000,000 (subject to appropriate adjustment in the event of any stock dividend, stock split or other similar event affecting the Phoenix Common Stock).

“Ordinary Course of Business” means with respect to a Party, the ordinary and usual course of normal day-to-day operations of such Party.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.

“Party” or “Parties” means Phoenix, Merger Sub and the Company.

“Permit” means any franchise, authorization, approval, Order, consent, license, certificate, permit, registration, qualification or other right or privilege.

“Permitted Encumbrances” means (i) Encumbrances for Taxes or other governmental charges, assessments or levies that are not yet due and payable or being contested in good faith by appropriate proceedings, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Encumbrances, and (iii) Encumbrances and other conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property leased by the Company or its Subsidiaries and being transferred to Phoenix or Merger Sub at Closing which are of record as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair use and enjoyment of such real property, and (iv) with respect to Leased Real Property only, Encumbrances (including Indebtedness) encumbering the fee title interested in any Leased Real Property which are not attributable to the Company or its Subsidiaries. Notwithstanding the foregoing, any Encumbrances for Indebtedness of the Company or its Subsidiaries as of the Closing will not be a Permitted Encumbrance.

“Person” means any individual, corporation, firm, partnership, joint venture, association, trust, company, Governmental Authority, syndicate, body corporate, unincorporated organization, or other legal entity, or any governmental agency or political subdivision thereof.

“Phoenix” has the meaning set forth in the Preamble.

“Phoenix Acquisition Proposal” has the meaning set forth in Section 4.5(b)(ii)(A).

“Phoenix Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of the Phoenix Leased Real Property that materially affect or may materially affect the tenancy at any Phoenix Leased Real Property.

“Phoenix Business” means the business of Phoenix and any Subsidiary as currently conducted and currently proposed to be conducted.

“Phoenix Bylaws” means the Amended and Restated By-laws of Phoenix, as amended and in effect on the date hereof.

“Phoenix Change of Recommendation” has the meaning set forth in Section 4.5(b)(iii).

“Phoenix Charter” means the Sixth Amended and Restated Certificate of Incorporation of Phoenix, as amended and in effect on the date hereof.

“Phoenix Common Stock” means the common stock, par value $0.001 per share, of Phoenix.

“Phoenix Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which Phoenix is a party.

“Phoenix Copyrights” has the meaning set forth in Section 3.9(a).

“Phoenix Contingent Workers” has the meaning set forth in Section 3.15(b).

“Phoenix Disclosure Schedule” has the meaning set forth in Section 3.

“Phoenix Employee Programs” has the meaning set forth in Section 3.14(a).

“Phoenix Financial Statements” has the meaning set forth in Section 3.5(c).

“Phoenix Intellectual Property” means all Intellectual Property owned by the Phoenix or any of its Subsidiaries or used or held for use by the Phoenix or any of its Subsidiaries in the Phoenix Business and all Phoenix Products. “Phoenix Intellectual Property” includes, without limitation, Phoenix Products, Phoenix Patents, Phoenix Marks, Phoenix Copyrights and Phoenix Trade Secrets.

“Phoenix Leased Real Property” means the real property leased, subleased or licensed by Phoenix, or any Subsidiary thereof, that is related to or used in connection with the Phoenix Business, and the real property leased, subleased or licensed by Phoenix or any Subsidiary thereof, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by Phoenix or any Subsidiary thereof, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Phoenix Leases” means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of Phoenix Leased Real Property.

“Phoenix Licenses-In” has the meaning set forth in Section 3.9(a).

“Phoenix Licenses-Out” has the meaning set forth in Section 3.9(a).

“Phoenix Marks” has the meaning set forth in Section 3.9(a).

“Phoenix Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Phoenix and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Phoenix Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect Phoenix and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which Phoenix operates to the extent they do not disproportionately affect Phoenix and its Subsidiaries, taken as a whole, in any material respect; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of the Company or expressly required by this Agreement; (v) any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of Phoenix or any of its Subsidiaries in respect of the Phoenix Products or any other product candidates; and (vi) continued losses from operations or decreases in cash balances of Phoenix or any of its Subsidiaries or on a consolidated basis among Phoenix and its Subsidiaries; or (b) prevent or materially delay the ability of Phoenix and Merger Sub to consummate the Contemplated Transactions, in each case when viewed on a long-term or short-term basis.

“Phoenix Material Contract” has the meaning set forth in Section 3.10.

“Phoenix Notice Period” has the meaning set forth in Section 4.5(b)(iv).

“Phoenix Owned Real Property” means the real property in which Phoenix or any of its Subsidiaries has any fee title (or equivalent).

“Phoenix Patents” has the meaning set forth in Section 3.9(a).

“Phoenix Percentage” will equal (A) fourteen percent (14%) if Phoenix has an amount of Net Cash equal to or less than $9.0 million as of the Determination Date, (B) seventeen percent (17%) if Phoenix has an amount of Net Cash greater than $9.0 million and less than $12.0 million as of the Determination Date or (C) nineteen percent (19%) if Phoenix has an amount of Net Cash equal to or in excess of $12.0 million as of the Determination Date; provided, that in no event will the Phoenix Percentage be less than fourteen percent (14%).

“Phoenix Permits” has the meaning set forth in Section 3.12(b).

“Phoenix Preferred Stock” means the preferred stock, par value $0.001 per share, of Phoenix.

“Phoenix Products” means Phoenix’s clinical candidate, Z944.

“Phoenix Qualified Bidder” has the meaning set forth in Section 4.5(b)(i).

“Phoenix Regulatory Agency” has the meaning set forth in Section 3.12(b).

“Phoenix Restricted Stock Award” or “Phoenix Restricted Stock Awards” means awards of restricted stock issued under any of the Phoenix Stock Option Plans.

“Phoenix Restricted Stock Unit Award” or “Phoenix Restricted Stock Unit Awards” means awards of restricted stock units issued under any of the Phoenix Stock Option Plans.

“Phoenix SEC Reports” has the meaning set forth in Section 3.5(a).

“Phoenix Stock Option Plans” means the Amended and Restated 2000 Stock Option Plan and the Amended and Restated 2004 Incentive Plan.

“Phoenix Stock Options” means options to purchase Phoenix Common Stock issued under any of the Phoenix Stock Option Plans.

“Phoenix Stockholder Approval” has the meaning set forth in Section 3.24.

“Phoenix Stockholder Meeting” has the meaning set forth in Section 5.2(b)(i).

“Phoenix Stockholder Proposals” has the meaning set forth in Section 5.2(b)(i).

“Phoenix Stockholders” means the holders of the capital stock of Phoenix immediately prior to the Effective Time.

“Phoenix Superior Offer” has the meaning set forth in Section 4.5(b)(ii)(B).

“Phoenix Trade Secrets” has the meaning set forth in Section 3.9(k).

“Phoenix Warrants” means (i) the Warrant issued to General Electric Capital Corporation on September 15, 2004, (ii) the Warrant issued to General Electric Capital Corporation on June 28, 2005, (iii) the Warrant issued to Oxford Finance Corporation on December 22, 2010, (iv) the Warrant issued to Oxford Finance Corporation on June 27, 2011 and (v) the Warrant issued to Oxford Finance Corporation on December 16, 2011.

“PHSA” has the meaning set forth in Section 2.12(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Registration Statement” has the meaning set forth in Section 5.1.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

“Representatives” means the directors, officers, employees, Affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of the Company, Merger Sub, Phoenix or any of their respective Subsidiaries, as the case may be.

“Response Date” has the meaning set forth in Section 1.10(b).

“Reverse Stock Split” has the meaning set forth in Section 5.15.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” or “Subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any and all taxes, customs, duties, tariffs, deficiencies, assessments, levies, or other like governmental charges, including, without limitation, taxes based upon or measured by income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security (or similar), unemployment, disability, occupation, premium, windfall, use, service, service use, license, net worth, payroll, pension, franchise, environmental (including taxes under Section 59A of the Code), severance, transfer, capital stock and recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local, or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, penalties, or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, whether disputed or not, and shall also include any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Tax Return” means any report, return, document, declaration, election, schedule or other information or filing, or any amendment thereto, required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration, or other information.

“Third Party Intellectual Property” has the meaning set forth in Section 2.9(f).

“Voting Agreements” has the meaning set forth in the Recitals.

“WARN Act” has the meaning set forth in Section 2.15(b).

The following Exhibits and Schedules to the Agreement and Plan of Merger and Reorganization have been omitted or partially omitted in accordance with Item 601(b)(2) of Regulation S-K.

EXHIBITS
Exhibit C	Certificate of Incorporation of the Surviving Corporation
Exhibit D	Charter Amendment

SCHEDULES
Schedule I	Parties to Voting Agreements
Schedule II	Company Warrants

Company Disclosure Schedule

Phoenix Disclosure Schedule

Zalicus Inc. will furnish supplementally a copy of any omitted or partially omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided, however, that Zalicus Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Appendix B

Execution Version

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is made as of May 7, 2014, by and between Zalicus Inc., a Delaware corporation (“Phoenix”), and Epirus Biopharmaceuticals, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014 (as amended restated or otherwise modified from time to time, the “Merger Agreement”), by and among Phoenix, Merger Sub and the Company.

WITNESSETH

WHEREAS, pursuant to Section 10.2 of the Merger Agreement, the Merger Agreement may be amended Agreement may be amended with the approval of the respective Boards of Directors of the Company and Phoenix at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after the approval of the Merger or issuance of shares of Phoenix Common Stock in the Merger);

WHEREAS, pursuant to Section 10.2 of the Merger Agreement, the Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Phoenix;

WHEREAS, the undersigned represent the parties necessary to amend the Merger Agreement; and

WHEREAS, Phoenix and the Company desire to amend certain provisions of the Merger Agreement to, among other things, clarify the terms of the Option Plan Amendment on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Amendment, the parties hereto, intending to be legally bound, agree as follows:

1. Amendment of First Sentence of Recital F of the Merger Agreement. Pursuant to Section 10.2 of the Merger Agreement, the first sentence of Recital F of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“Concurrently with the execution of this Agreement, and as an inducement to Phoenix, Merger Sub and the Company to enter into this Agreement, certain stockholders of Phoenix and the Company listed on Schedule I hereto have entered into voting agreements, dated as of the date hereof, in the forms attached hereto as Exhibit B (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which such stockholders have agreed, subject to the terms thereof, to vote or cause to be voted all of the shares of capital stock of the Company or Phoenix, as the case may be, held of record or beneficially owned by such stockholder in favor of the adoption and approval of this Agreement in the case of stockholders of the Company, and in favor of the approval of the Phoenix Stockholder Proposals and the Option Plan Amendment in the case of stockholders of Phoenix.”

2. Amendment of Third Sentence of Section 3.3 of the Merger Agreement. Pursuant to Section 10.2 of the Merger Agreement, the third sentence of Section 3.3 of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“The Board of Directors of Phoenix has recommended that the stockholders of Phoenix approve the Phoenix Stockholder Proposals and the Option Plan Amendment at the Phoenix Stockholder Meeting.”

3. Amendment of Section 3.24 of the Merger Agreement. Pursuant to Section 10.2 of the Merger Agreement, Section 3.24 of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“The affirmative vote of (i) the holders of a majority of the shares of Phoenix Common Stock having voting power representing a majority of the outstanding Common Stock and (ii) the holders of a majority of the votes properly cast at the Phoenix Stockholder Meeting are the only votes of the holders of any class or series of Phoenix’s capital stock necessary to approve the Phoenix Stockholder Proposals and the Option Plan Amendment (the “Phoenix Stockholder Approval”).”

4. Amendment of Section 5.2(b) of the Merger Agreement. Pursuant to Section 10.2 of the Merger Agreement, Section 5.2(b) of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“(i) Phoenix shall take all action necessary in accordance with applicable Laws and the Phoenix Charter and Phoenix Bylaws to call, give notice of, convene and hold a meeting of the Phoenix Stockholders (the “Phoenix Stockholder Meeting”) to consider and vote on proposals to approve (A) the issuance of the shares of Phoenix Common Stock by virtue of the Merger, (B) Amendment No. 1 to the Phoenix Charter, (C) Amendment No. 2 to the Phoenix Charter (collectively, clauses (A), (B) and (C) are referred to herein as the “Phoenix Stockholder Proposals”) and (D) the Option Plan Amendment. The Phoenix Stockholder Meeting shall be held (on a date selected by Phoenix in consultation with the Company) not later than forty-five (45) days after effective date of the Registration Statement. If on the scheduled date of the Phoenix Stockholder meeting Phoenix has not obtained the Phoenix Stockholder Approvals, Phoenix shall have the right to adjourn or postpone the Phoenix Stockholder Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days from the original date that the Phoenix Stockholder Meeting was scheduled for the approval of the Phoenix Stockholder Proposals and the Option Plan Amendment.

(ii) Subject to the provisions of Section 4.5 hereof, the Board of Directors of Phoenix shall recommend that the Phoenix Stockholders approve the Phoenix Stockholder Proposals (the “Phoenix Recommendation”) and the Option Plan Amendment and Phoenix shall include such Phoenix Recommendation in the Proxy Statement.”

5. Amendment of Second Sentence of Section 5.2(c) of the Merger Agreement. Pursuant to Section 10.2 of the Merger Agreement, the second sentence of Section 5.2(c) of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“Subject to the provisions of Section 4.5 hereof, Phoenix shall use its reasonable best efforts to solicit from the Phoenix Stockholders proxies in favor of the Phoenix Stockholder Proposals and the Option Plan Amendment and shall take all other action necessary or advisable to secure the Phoenix Stockholder Approvals.”

6. Amendment of Section 5.11(a) of the Merger Agreement. Pursuant to Section 10.2 of the Merger Agreement, Section 5.11(a) of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“(a) Prior to the Effective Time, the size of the Board of Directors of Phoenix shall be fixed at eight (8) directors, and Phoenix shall use its reasonable best efforts to obtain the resignations of all of the directors of Phoenix then in office (other than Mark H.N. Corrigan, M.D.), if necessary, such that, as of the Effective Time, at least six (6) vacancies will exist on the Board of Directors of Phoenix; provided, that if there are more than six (6) vacancies on the Board of Directors of Phoenix as of immediately prior to the Effective Time, whether as a result of the resignation, retirement or inability to serve of a current director of Phoenix or otherwise, Phoenix shall have the right to designate another individual or individuals, as the case may be, to fill such excess vacancy or vacancies (but in no event shall the number of directors of Phoenix in office as of immediately prior to the Effective Time and the individuals designated by Phoenix to fill vacancies constitute more than fifty percent (50%) of the entire Board of Directors of Phoenix), which, other than with respect to the appointment of Mark H.N. Corrigan, M.D., shall be subject to Company’s consent, which shall not be unreasonably withheld or delayed. Effective immediately following the Effective Time, Phoenix shall cause each of Geoffrey Duyk, Scott Rocklage, Amit Munshi, Kevin Buchi, Daotian Fu and two Additional Designees (collectively, the “Company Nominees”) to be appointed to the Board of Directors of Phoenix, shall cause all of the directors to be placed into classes and designated to certain committees, and shall cause Mark H.N. Corrigan, M.D. to be designated as the Chairman of the Board of Directors of Phoenix; provided that (i) if any Company Nominee is unable or otherwise fails to serve, for any reason, as a director of Phoenix immediately following the Effective Time, Company shall have the right to designate another individual to serve as a director of Phoenix in place of such Company Nominee, subject to Phoenix’s consent, which shall not be unreasonably withheld or delayed, and (ii) if the size of the Board of Directors of Phoenix is greater than eight (8) directors as a result of the first proviso in the first sentence of this Section 5.11(a), Company shall have the right to designate additional individuals to serve as directors of Phoenix, subject to Phoenix’s consent, which shall not be unreasonably withheld or delayed, such that the total number of Company Nominees is equal to the total number of directors of Phoenix then in office who have not resigned as of the Effective Time. Each such Company Nominee and each member of the Board of Directors of Phoenix at the Effective Time shall (i) meet the criteria provided in Phoenix’s Corporate Governance Guidelines, as in effect on the date hereof, and (ii) execute an acknowledgement stating that he or she will be subject to Phoenix’s Statement of Company Policy on Insider Trading and Disclosure and Insider Trading Procedures and Phoenix’s Corporate Code of Ethics and Conduct, in each case, as in effect on the date hereof with any subsequent amendments to which Company may consent, which consent shall not be unreasonably withheld or delayed.”

7. Amendment of Definition of “Option Plan Amendment” on Exhibit A to the Merger Agreement. Pursuant to Section 10.2 of the Merger Agreement, the definition of “Option Plan Amendment” on Exhibit A to the Merger Agreement shall be amended and restated in its entirety to read as follows:

““Option Plan Amendment” means an amendment to the Phoenix Amended and Restated 2004 Incentive Plan to increase the number of shares that may be issued pursuant to such plan by 3,000,000, after giving effect to the Reverse Stock Split (subject to appropriate adjustment in the event of any stock dividend, stock split or other similar event affecting the Phoenix Common Stock).”

8. Merger Agreement. By execution of this Amendment, the parties hereby agree that the provisions set forth in the Merger Agreement are hereby amended as set forth herein. The Merger Agreement, as amended by this Amendment, contains the entire agreement among the parties with respect to the subject matter thereof and hereof and shall be read and construed together as a single agreement; provided, however, that the Confidentiality Agreement (as such term is used and defined in the Merger Agreement) shall not be superseded and shall remain in full force and effect in accordance with its terms. Except to the extent amended hereby, all of the terms, provisions and conditions of the Merger Agreement are hereby ratified and confirmed and shall remain in full force and effect as of the date specified therein.

9. Applicable Law; Jurisdiction. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or proceeding between any of the parties arising out of or relating to this Amendment, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of the Merger Agreement.

10. Headings. The bold-faced headings contained in this Amendment are for convenience of reference only, shall not be deemed to be a part of this Amendment and shall not be referred to in connection with the construction or interpretation of this Amendment.

11. Severability. Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Amendment or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Amendment is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Amendment shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

12. Counterparts; Exchanges by Facsimile. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission via “.pdf’ shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Agreement and Plan of Merger and Reorganization as of the date first written above.

ZALICUS INC.

By:	/s/ Mark H.N. Corrigan
Name:	Mark H.N. Corrigan
Title:	President and Chief Executive Officer

EPIRUS BIOPHARMACEUTICALS, INC.

By:	/s/ Amit Munshi
Name:	Amit Munshi
Title:	President and Chief Executive Officer

Signature Page to Amendment No. 1 to Agreement and Plan of Merger and Reorganization

Appendix C

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of April 15, 2014, is made by and among Zalicus Inc., a Delaware corporation (“Zalicus”), Epirus Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of Zalicus.

WHEREAS, Zalicus, BRunning, Inc., a Delaware corporation and a wholly owned subsidiary of Zalicus (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger and Reorganization, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Zalicus, Merger Sub and the Company to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Zalicus’s, Merger Sub’s and the Company’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Stockholder, Zalicus and the Company agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Zalicus or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Zalicus, with respect to the Merger, the Merger Agreement or any Zalicus Acquisition Proposal, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that such Stockholder shall be entitled to so vote: (i) in favor of adoption and approval of (A) the issuance of the shares of Zalicus Common Stock by virtue of the Merger, and (B) an amendment to the Zalicus Charter to effect the Reverse Stock Split; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Zalicus or any of its Subsidiaries or Affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to Zalicus’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; and (iii) against any Zalicus Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other transactions contemplated by the Merger Agreement. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 9 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement or acts of bad faith prior to termination hereof.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of Zalicus that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any stock options or otherwise (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (a) transfers by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (b) with respect to such Stockholder’s Company Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of such Stockholder’s Company Options and (ii) taxes applicable to the exercise of such Stockholder’s Company Options, (c) if Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of Stockholder or to an affiliated corporation, trust or other business entity under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (d) to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (e) as Phoenix may otherwise agree in writing in its sole discretion.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Zalicus and the Company as follows:

(a) Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to the Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Zalicus, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as set forth on Schedule 1, Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by

Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any law, statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder; and

(e) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint the Company with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. The Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

7. No Solicitation. From and after the date hereof until the Expiration Date, Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Zalicus Acquisition Proposal, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Zalicus Acquisition Proposal, (c) furnish to any Person other than the Company any non-public information that could reasonably be expected to be used for the purposes of formulating any Zalicus Acquisition Proposal, (d) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Zalicus Acquisition Proposal, or enter into any agreement or agreement in principle requiring Zalicus to abandon, terminate or fail to consummate the transactions contemplated hereby, (e) initiate a stockholders’ vote or action by consent of the Zalicus’s stockholders with respect to a Zalicus Acquisition Proposal, (f) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Zalicus that takes any action in support of a Zalicus Acquisition Proposal or (g) propose or agree to do any of the foregoing. In the event that Stockholder is a corporation, partnership, trust or other entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights; No Legal Actions.

(a) The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable law, including Section 262 of the DGCL in connection with the Merger.

(b) The Stockholder will not in its capacity as a stockholder of Zalicus bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this agreement by the Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of Zalicus, constitutes a breach of any fiduciary duty of the Board of Directors of Zalicus or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at Law or in equity.

10. Directors and Officers. This Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Zalicus and/or holder of options to purchase shares of Zalicus Common Stock and/or holder of warrants to purchase shares of Zalicus Common Stock and not in such Stockholder’s capacity as a director, officer or employee of Zalicus or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Zalicus in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Zalicus or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Zalicus or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Zalicus or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve either party hereto from any liability, or otherwise limit the liability of either party from any liability for any intentional breach of any obligation or other provision contained in this Agreement.

13. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Zalicus may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

14. Disclosure. Stockholder hereby agrees that Zalicus and the Company may publish and disclose in the Registration Statement, any resale registration statement relating thereto (including all documents and schedules filed with the SEC), the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Zalicus or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile transmission (providing confirmation of transmission) to the Company or Zalicus, as the case may be, in accordance with Section 10.8 of the Merger Agreement and to each Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Zalicus to Stockholder shall be construed as a waiver of any rights or remedies of the Company or Zalicus, as applicable, with respect to any other stockholder of Zalicus who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of Zalicus. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of Zalicus has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the Zalicus Charter, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf’ shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto.

24. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to Stockholder, or (b) have been agreed to in writing by Stockholder.

25. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

Signature Page to Voting Agreement

EXECUTED as of the date first above written.

ZALICUS INC.

By:
Name:
Title:

EPIRUS BIOPHARMACEUTICALS, INC.

By:
Name:
Title:

Signature Page to Voting Agreement

SCHEDULE 1

Name and Address of Stockholder	Shares	Options	Other Rights

Schedule of Signatories

Mark H.N. Corrigan, M.D.

Sally W. Crawford

Frank Haydu

William Hunter, M.D.

Michael Kauffman, M.D.

W. James O’Shea

Justin A. Renz

Appendix D

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of April 15, 2014, is made by and among Zalicus Inc., a Delaware corporation (“Phoenix”), Epirus Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Phoenix, BRunning, Inc., a Delaware corporation and a wholly owned subsidiary of Phoenix (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger and Reorganization, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Phoenix, Merger Sub and the Company to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Phoenix’s, Merger Sub’s and the Company’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Stockholder, Phoenix and the Company agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Merger Agreement or any Company Acquisition Proposal, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that such Stockholder shall be entitled to so vote: (i) in favor of adoption and approval of the Merger; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries or Affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to the Company’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; and (iii) against any Company Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other transactions contemplated by the Merger Agreement. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 9 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement or acts of bad faith prior to termination hereof.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any stock options or otherwise (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (a) transfers by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (b) with respect to such Stockholder’s Company Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of such Stockholder’s Company Options and (ii) taxes applicable to the exercise of such Stockholder’s Company Options, (c) if Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of Stockholder or to an affiliated corporation, trust or other business entity under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (d) to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (e) as Phoenix may otherwise agree in writing in its sole discretion.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Phoenix and the Company as follows:

(a) Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to the Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Phoenix, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as set forth on Schedule 1, Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any law, statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder; and

(e) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint Phoenix with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. The Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

7. No Solicitation. From and after the date hereof until the Expiration Date, Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Company Acquisition Proposal, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Company Acquisition Proposal, (c) furnish to any Person other than the Company any non-public information that could reasonably be expected to be used for the purposes of formulating any Company Acquisition Proposal, (d) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Company Acquisition Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby, (e) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to a Company Acquisition Proposal, (f) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of a Company Acquisition Proposal or (g) propose or agree to do any of the foregoing. In the event that Stockholder is a corporation, partnership, trust or other entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights; No Legal Actions.

(a) The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable law, including Section 262 of the DGCL in connection with the Merger.

(b) The Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this agreement by the Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of the Company, constitutes a breach of any fiduciary duty of the Board of Directors of the Company or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at Law or in equity.

10. Directors and Officers. This Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of the Company and/or holder of options to purchase shares of Company Common Stock and/or holder of warrants to purchase shares of Company Common Stock and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Phoenix any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Phoenix does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve either party hereto from any liability, or otherwise limit the liability of either party from any liability for any intentional breach of any obligation or other provision contained in this Agreement.

13. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Phoenix may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

14. Disclosure. Stockholder hereby agrees that Phoenix and the Company may publish and disclose in the Registration Statement, any resale registration statement relating thereto (including all documents and schedules filed with the SEC), the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Phoenix or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile transmission (providing confirmation of transmission) to the Company or Phoenix, as the case may be, in accordance with Section 10.8 of the Merger Agreement and to each Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Phoenix to Stockholder shall be construed as a waiver of any rights or remedies of the Company or Phoenix, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the Company Charter, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf’ shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto.

24. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to Stockholder, or (b) have been agreed to in writing by Stockholder.

25. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

Signature Page to Voting Agreement

EXECUTED as of the date first above written.

ZALICUS INC.

By:
Name:
Title:

EPIRUS BIOPHARMACEUTICALS, INC.

By:
Name:
Title:

Signature Page to Voting Agreement

SCHEDULE 1

Name and Address of Stockholder	Shares	Options	Other Rights

Schedule of Signatories

Livzon Mabpharm Inc.

Bestow Mind Limited

5AM Co-Investors III, L.P.

5AM Ventures III, L.P.

Montreux Equity Partners V, L.P.

Montreux Equity Partners IV, L.P.

TPG Biotechnology Partners III, L.P.

Adage Capital Management, LLC

Amit Munshi

Kevin Buchi

Thomas Shea

Kim Seth

Appendix E

PROPOSED FORM OF CERTIFICATE OF AMENDMENT TO THE ZALICUS SIXTH

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

FOR THE REVERSE STOCK SPLIT

CERTIFICATE OF AMENDMENT

OF

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ZALICUS INC.

Zalicus Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is Zalicus Inc. The date of the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 28, 2000.

2. This Certificate of Amendment amends certain provisions of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.

3. That this Certificate of Amendment shall become effective at 12:01 AM (Eastern Time) on [                 ], 2014.

4. That upon the effectiveness of this Certificate of Amendment, the first paragraph at the beginning of Article III of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety, such that, as amended, said paragraph shall read in its entirety as follows:

“As of 12:01 AM (Eastern Time) on [                 ], 2014 (the “Effective Time”), every [            ] issued and outstanding shares of this corporation’s Common Stock (as defined below and including each share of treasury stock, the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to one share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The number of shares of Common Stock and Preferred Stock (as defined below) that this corporation is authorized to issue shall not be affected by the Reverse Stock Split. The par value of this corporation’s Common Stock following the Reverse Stock Split shall be $0.001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Each holder of Pre-Split Common Stock at the Effective Time who would otherwise be entitled to a fractional share shall, in lieu thereof, receive a cash payment equal to the fractional share multiplied by (i) the closing price per share of the Common Stock as reported on the NASDAQ Global Market or the NASDAQ Capital Market, as applicable, on the last trading day preceding the date of the Effective Time or (ii) if the Common Stock is not then listed on the NASDAQ Global Market or the NASDAQ Capital Market, the fair market value of the Common Stock as determined by this corporation’s Board of Directors.”

IN WITNESS WHEREOF, Zalicus Inc. has caused this Certificate of Amendment to be executed this [    ] day of [            ], 2014.

ZALICUS INC.

By:
	Name:	Mark H. N. Corrigan, M.D.
	Title:	President and Chief Executive Officer

E-1

Appendix F

PROPOSED FORM OF CERTIFICATE OF AMENDMENT TO THE ZALICUS SIXTH

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

FOR THE SHARE INCREASE AND NAME CHANGE

CERTIFICATE OF AMENDMENT

OF

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ZALICUS INC.

Zalicus Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is Zalicus Inc. The date of the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 28, 2000.

2. This Certificate of Amendment amends certain provisions of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.

3. That this Certificate of Amendment shall become effective at 12:01 AM (Eastern Time) on [                 ], 2014.

4. That upon the effectiveness of this Certificate of Amendment, Article I of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety, such that, as amended, said paragraph shall read in its entirety as follows:

“The name of this corporation is EPIRUS Biopharmaceuticals, Inc.”

5. That upon the effectiveness of this Certificate of Amendment, Paragraph A of Article II of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety, such that, as amended, said paragraph shall read in its entirety as follows:

“A. CLASSES OF STOCK. This corporation is authorized to issue 305,000,000 shares. 300,000,000 shares shall be Common Stock with a par value of $0.001 per share (“Common Stock”) and 5,000,000 shares shall be Preferred Stock with a par value of $0.001 per share (“Preferred Stock”).”

IN WITNESS WHEREOF, Zalicus Inc. has caused this Certificate of Amendment to be executed this [    ] day of [            ], 2014.

ZALICUS INC.

By:
	Name:	Mark H. N. Corrigan, M.D.
	Title:	President and Chief Executive Officer

F-1

Appendix G

PROPOSED AMENDMENT TO THE

AMENDED AND RESTATED 2004 INCENTIVE PLAN

AMENDMENT NO. 1

TO

AMENDED AND RESTATED 2004 INCENTIVE PLAN

The Amended and Restated 2004 Incentive Plan (the “Plan”) of Zalicus Inc., a Delaware corporation (the “Company”), is hereby amended by the Board of Directors and stockholders of the Company, as follows:

1.	The first sentence of Section 4(a) of the Plan is hereby deleted in its entirety and replaced with the following text:

“Subject to adjustment as provided in Section 7, the maximum number of shares of Stock of the Company reserved and available for issuance under the Plan shall be (i) 3,333,333 shares of Stock, plus (ii) after giving effect to the reverse stock split pursuant to the Agreement and Plan of Merger and Reorganization, dated April 15, 2014, by and among the Company, BRunning, Inc. and EPIRUS Biopharmaceuticals, Inc., an additional 3,000,000 shares of Stock, plus (iii) as of the first day of each of fiscal 2010 through 2015, inclusive, an additional number of shares equal to the least of (x) 666,666 shares of Stock, (y) 4% of the number of then outstanding shares of Stock, and (z) such lesser number as determined by the Administrator. Notwithstanding the preceding sentence, no more than 6,333,333 shares of Stock may be delivered in satisfaction of ISOs awarded under the Plan. For purposes of this Section 4(a), the shares of Stock underlying any Awards (including any awards granted pursuant to the Prior Plan) that are forfeited, canceled, held back upon exercise of a Stock Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. To the extent consistent with the requirements of Section 422 of the Code and regulations thereunder, and with other applicable legal requirements (including applicable stock exchange or similar requirements), Stock issued under awards of an acquired company that are converted, replaced, or adjusted in connection with the acquisition shall not reduce the number of shares available for Awards under the Plan.”

* * * * *

G-1

Appendix H

Wedbush Securities Inc.

Two Embarcadero Center

Suite 600

San Francisco, CA 94111

April 15, 2014

Board of Directors

Zalicus Inc.

245 First Street

Third Floor

Cambridge, MA 02142

Members of the Board:

We understand that Zalicus Inc. (“Zalicus”) and Epirus Biopharmaceutical, Inc. (“Epirus”) propose to enter into an Agreement and Plan of Merger and Reorganization dated April 15, 2014 (the “Merger Agreement”) by and among Zalicus, BRunning, Inc. (“Merger Sub”), and Epirus, pursuant to which Merger Sub will be merged with and into Epirus with Epirus continuing as the surviving corporation and becoming a wholly-owned subsidiary of Zalicus (the “Merger”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

Pursuant to the Merger Agreement, and as more fully set forth in the Merger Agreement, each share of Company Capital Stock (as defined in the Merger Agreement) outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (excluding shares to be canceled pursuant to Section 1.5(a)(i) of the Merger Agreement and excluding Dissenting Shares (as defined in the Merger Agreement)) shall be converted solely into the right to receive a number of shares of common stock, par value $0.001 per share, of Zalicus (“Common Stock”) equal to the Exchange Ratio (as defined in the Merger Agreement), which will represent an aggregate amount ranging from a low of 81% up to a high of 86% of the outstanding securities of the combined company (such aggregate amount, the “Merger Consideration”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

We also understand that the Merger Agreement contemplates that, in connection with the execution and delivery of the Merger Agreement, certain stockholders of Zalicus and certain stockholders of Epirus will enter into voting agreements, to be dated on or about the date of the Merger Agreement (the “Voting Agreements”), pursuant to which such stockholders will agree, among other things, to vote their shares of Common Stock of Zalicus and their shares of Company Capital Stock, respectively, in favor of the Phoenix Stockholder Proposals (as defined in the Merger Agreement) and the adoption and approval of the Merger Agreement, respectively.

You have asked us whether, in our opinion, as of the date hereof, the Merger Consideration to be paid by Zalicus in connection with the Merger, as provided in the Merger Agreement, is fair to the holders of Common Stock of Zalicus (other than any affiliate of Zalicus, any holder of Company Capital Stock or any of their respective affiliates) from a financial point of view.

Wedbush Securities Inc. (“Wedbush”) is an investment banking firm and member of The New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes.

For purposes of this Opinion and in connection with our review, we have, among other things: (1) reviewed a draft of the Merger Agreement dated April 14, 2014 (the “Draft Merger Agreement”); (2) reviewed certain publicly available business and financial information relating to Zalicus and Epirus, respectively; (3) reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data furnished to us by the managements of Zalicus and Epirus, respectively; (4) reviewed certain publicly available information with respect to other companies in the biopharmaceutical industry that we believe to be comparable in certain respects to Epirus; and (5) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the biopharmaceutical industry that we believe to be comparable in certain respects to Epirus, in whole or in part, and to the Merger. In addition, we have held discussions with the management of Zalicus and Epirus concerning their views as to the financial and other information described above. In addition to the foregoing, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deem appropriate to arrive at our Opinion.

In rendering this Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by Zalicus or any other party to the Merger Agreement or otherwise reviewed by us. With respect to financial projections and other information provided to or reviewed by us, we have been advised by the management of Zalicus that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Zalicus as to the expected future financial performance of Zalicus.

We further relied on the assurances of management of Zalicus that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. We have not made or been provided with any independent evaluations or appraisals of any of the assets, properties, liabilities or securities, nor have we made any physical inspection of the properties or assets, of Zalicus or Epirus.

Our Opinion is based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have also relied on the accuracy and completeness of Zalicus’ and Epirus’ representations and warranties in the Merger Agreement, without regard to any qualifications that may be set forth in disclosure schedules or any other such qualifications. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. In addition, we have assumed that Epirus’ contemplated issuance of shares of Series B Preferred Stock, $0.0001 par value per share, will be consummated in two issuances, with the first issuance occurring approximately simultaneously with the execution and delivery of the Merger Agreement and the second issuance occurring following the execution and delivery of the Merger Agreement. We have also assumed that the final form of the Merger Agreement will be substantially similar to the Draft Merger Agreement. Events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring after the date hereof.

We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Zalicus and Epirus and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.

In rendering this Opinion, we express no opinion as to the amount or nature of any compensation to any officers, directors, or employees of Zalicus, or any class of such persons, relative to the consideration to be received by the holders of Common Stock of Zalicus in the Merger or with respect to the fairness of any such compensation. We are not opining as to the merits of the Merger compared to any alternative transactions that may be available to Zalicus should it desire to pursue such alternatives. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the amount of the Merger Consideration to be paid by Zalicus in the proposed Merger to the extent expressly specified herein, of the Merger Agreement or the form of the Merger.

We express no opinion as to the price at which shares of Common Stock of Zalicus may trade subsequent to the announcement of the Merger or the price at which shares of Common Stock of Zalicus may trade subsequent to the consummation of the Merger. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on Zalicus, Epirus or the Merger.

In arriving at the Opinion set forth below, we have not given any consideration to any terms or conditions of any other agreement to be entered into in connection with the Merger Agreement, including the terms or conditions of the Voting Agreements.

We will receive a fee for rendering this Opinion, and upon closing of the Merger, for providing investment banking and advisory services in relation to the Merger. The fee for rendering our Opinion is not contingent upon the conclusions reached and is payable upon delivery of the Opinion. In addition, Zalicus has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided and may in the future provide investment banking and financial advisory services to Zalicus unrelated to the proposed Merger, for which services we have received and expect to receive compensation.

In the ordinary course of our business, we and our affiliates may actively trade the Common Stock of Zalicus for our own account and for the accounts of our customers and, accordingly, we may at any time hold a long or short position in the Common Stock of Zalicus.

This Opinion is for the benefit and use of the Board of Directors of Zalicus (the “Board”) in connection with its evaluation of the Merger and does not constitute a recommendation to any holder of Zalicus’ Common Stock or any other person as to how such holder or other person should vote with respect to the Merger. This Opinion may not be used for any other purpose without our prior written consent in each instance, except as expressly provided for in the engagement letter dated as of December 17, 2012 between Zalicus and Wedbush.

This Opinion was approved by a fairness committee at Wedbush in accordance with the requirements of FINRA Rule 5150.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Zalicus in connection with the Merger, as provided in the Merger Agreement, is fair to the holders of Common Stock of Zalicus (other than any affiliate of Zalicus, any holder of Company Capital Stock or any of their respective affiliates) from a financial point of view.

Very truly yours,

Wedbush Securities Inc.

Appendix I

EPIRUS BIOPHARMACEUTICALS, INC. CONSOLIDATED FINANCIAL STATEMENTS

EPIRUS Biopharmaceuticals, Inc.

(A Development Stage Company)

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	I-2

Consolidated Balance Sheets as of December 31, 2012 and 2013	I-3

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2012 and 2013, and the Period from January 25, 2011 through December 31, 2013	I-4

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2012 and 2013, and the Period from January 25, 2011 through December 31, 2013	I-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2013, and the Period from January 25, 2011 through December 31, 2013	I-6

Notes to Consolidated Financial Statements	I-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

EPIRUS Biopharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of EPIRUS Biopharmaceuticals, Inc. (a development stage enterprise) (the Company) as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2013 and for the period from January 25, 2011 through December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPIRUS Biopharmaceuticals, Inc. (a development stage enterprise) as of December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 and for the period from January 25, 2011 through December 31, 2013 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 8, 2014

EPIRUS Biopharmaceuticals, Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$2,234	$1,798
Prepaid expenses and other current assets	828	888

Total current assets	3,062	2,686
Property and equipment, net	35	90
In-process research and development	2,437	2,437
Goodwill	1,499	1,499
Restricted cash	25	25
Other assets	5	57

Total assets	$7,063	$6,794

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$605	$1,067
Accrued expenses	761	2,492
Convertible notes	—	12,500
Deferred tax benefit	—	185

Total current liabilities	1,366	16,244
Warrant liability	3,081	5,843
Deferred tax liability	959	—
Deferred tax benefit, net of current portion	—	738

Commitments and contingencies (Note 12)

Series A convertible preferred stock, $0.0001 par value; Authorized—49,585,950 shares; Issued and Outstanding—26,750,440 shares at December 31, 2012 and 27,248,746 shares at December 31, 2013; aggregate liquidation preference of $27,249 at December 31, 2013	22,844	23,348

Stockholders’ deficit:
Common stock, $0.0001 par value; Authorized—58,550,958 shares; Issued and Outstanding— 1,588,256 shares at December 31, 2012 and 1,787,667 shares at December 31, 2013	—	—
Additional paid-in capital	2,745	5,348
Deficit accumulated during the development stage	(23,932)	(44,727)

Total stockholders’ deficit	(21,187)	(39,379)

Total liabilities, convertible preferred stock and stockholders’ deficit	$7,063	$6,794

See accompanying notes to consolidated financial statements.

EPIRUS Biopharmaceuticals, Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(In thousands)

	Years Ended December 31,		January 25, 2011 to December 31, 2013
	2012	2013
Operating expenses:
Research and development	$10,864	$9,659	$26,715
General and administrative	3,785	4,809	10,640

Total operating expenses	14,649	14,468	37,355

Loss from operations	(14,649)	(14,468)	(37,355)

Other income (expense):
Interest expense	(334)	(5,543)	(5,914)
Change in fair value of warrant liability	(352)	(789)	(1,488)
Other income, net	148	5	30

Total other expense, net	(538)	(6,327)	(7,372)

Net loss	$(15,187)	$(20,795)	$(44,727)

Comprehensive loss	$(15,187)	$(20,795)	$(44,727)

Net loss per share:
Basic	$(15.04)	$(11.70)	$(40.46)

Diluted	$(15.04)	$(11.70)	$(40.46)

Weighted average shares
Basic	1,009,958	1,776,934	1,105,341

Diluted	1,009,958	1,776,934	1,105,341

See accompanying notes to consolidated financial statements

EPIRUS Biopharmaceuticals, Inc.

(A Development Stage Company)

Consolidated Statements of Change in Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share amounts)

			Beneficial Conversion Feature on Convertible Notes			Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Series A Convertible Preferred Stock			Common Stock
	Shares	Amount		Shares	Amount
Balance at January 25, 2011 (Note 4)	8,035,554	$6,421	$—	456,340	$—	$2,070	$—	$2,070
Issuance of common stock	—	—	—	57,043	—	13	—	13
Beneficial conversion feature	—	—	248	—	—	18	—	18
Issuance of common stock warrant	—	—	—	—	—	9	—	9
Comprehensive loss	—	—	—	—	—	—	(8,745)	(8,745)

Balance at December 31, 2011	8,035,554	$6,421	$248	513,383	$—	$2,110	$(8,745)	$(6,635)
Issuance of common stock to an investor in connection with anti-dilution agreement	—	—	—	1,032,091	—	228	—	228
Issuance of preferred stock, net of $114 of issuance costs	14,983,069	12,949	—	—	—	—	—	—
Issuance of preferred stock upon conversion of convertible debt	3,082,664	2,857	(248)	—	—	248	—	248
Exercise of common stock warrant	—	—	—	42,782	—	3	—	3
Exercise of preferred stock warrants	649,153	617	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	156	—	156
Comprehensive loss	—	—	—	—	—	—	(15,187)	(15,187)

Balance at December 31, 2012	26,750,440	$22,844	$—	1,588,256	$—	$2,745	$(23,932)	$(21,187)
Exercise of common stock warrant	—	—		21,391	—	2	—	2
Exercise of preferred stock warrant	498,306	504	—	—	—	—	—	—
Exercise of stock options	—	—	—	178,020	—	21	—	21
Beneficial conversion feature	—	—	—	—	—	2,440	—	2,440
Stock-based compensation expense	—	—	—	—	—	140	—	140
Comprehensive loss	—	—	—	—	—	—	(20,795)	(20,795)

Balance at December 31, 2013	27,248,746	$23,348	$—	1,787,667	$—	$5,348	$(44,727)	$(39,379)

See accompanying notes to consolidated financial statements

EPIRUS Biopharmaceuticals, Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		January 25, 2011 through December 31, 2013
	2012	2013
Cash flows from operating activities:
Net loss	$(15,187)	$(20,795)	$(44,727)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7	31	39
Non-cash interest expense	248	4,912	5,178
Stock-based compensation	156	140	296
Deferred taxes	—	(16)	(16)
Change in fair value of anti-dilution instrument	(195)	—	(70)
Change in fair value of warrants	352	789	1,488
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(788)	(60)	(888)
Other non-current assets	(30)	(52)	(82)
Accounts payable	(2,100)	462	(68)
Accrued expenses	669	1,711	2,314

Net cash used in operating activities	(16,868)	(12,878)	(36,536)

Cash flows from investing activities:
Purchases of property and equipment	(37)	(86)	(129)

Net cash (used in) provided by investing activities	(37)	(86)	(129)

Cash flows from financing activities:
Proceeds from the issuance of common stock and warrants	—	—	21
Net proceeds from the issuance of preferred stock and warrants	14,869	—	14,869
Proceeds from the issuance of convertible notes, net	—	12,500	15,500
Proceeds from exercise of preferred share warrants	6	5	11
Proceeds from exercise of common stock warrants	3	2	5
Proceeds from the exercise of common stock options	—	21	21

Net cash provided by financing activities	14,878	12,528	30,427

Net (decrease) increase in cash and cash equivalents	(2,027)	(436)	(6,238)
Cash and cash equivalents—Beginning of period	4,261	2,234	8,036

Cash and cash equivalents—End of period	$2,234	$1,798	$1,798

Supplemental schedule of non-cash investing and financing activities:
Conversion of convertible debt and accrued interest into preferred stock and warrants (Note 13)	$3,083	$—	$3,083
Reclass of warrant liabilities to preferred stock upon exercise	$611	$499	$1,110

See accompanying notes to consolidated financial statements

EPIRUS Biopharmaceuticals, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(In thousands, except share amounts)

1.	Nature of business

Organization

EPIRUS Biopharmaceuticals, Inc. (the “Company” or “Epirus”), formerly known as Fourteen22, Inc., is a clinical stage biopharmaceutical company that was originally incorporated in the Cayman Islands on November 26, 2008 as a wholly owned subsidiary of Moksha8, Inc. (“Moksha8”). On January 18, 2011, the Company became a Delaware corporation. The Company was legally separated from Moksha8 on January 25, 2011. The Company has a principal place of business in Boston, Massachusetts. The Company focuses on the development of biosimilar monoclonal antibodies (MAbs) for emerging markets. The Company’s lead program candidate is BOW015, a biosimilar to infliximab. Infliximab is a biologic product originally developed by Centocor, a Johnson and Johnson company, and sold under the tradename Remicade® globally.

On January 25, 2011, the Company entered into a Series A Convertible Preferred Stock and Warrant Purchase Agreement (the “Series A Preferred Financing”) whereby it sold 8,035,557 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) and warrants to purchase 1,205,333 shares of Series A Preferred to four investors for approximately $8,036 in gross proceeds in the initial closing. The offering also contemplated a second closing of an additional 22,064,443 shares of its Series A Preferred and warrants to purchase 3,309,666 shares of Series A Preferred for approximately $22,064 in proceeds, upon (a) the achievement of certain clinical milestones or (b) at the option of 70% of the Series A Preferred investors.

Prior to the Series A Preferred Financing, the Company was wholly owned by Moksha8. Immediately after the Series A Preferred Financing, Moksha8 owned approximately 4.8% of the Company on a fully diluted basis, representing all of the outstanding common shares at that time. In connection with the change in control, Epirus applied push-down accounting and its financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Series A Preferred Financing date, January 25, 2011. As a result, the consolidated financial statements presented herein are from January 25, 2011 through December 31, 2013. See Note 4, “Push-Down Accounting,” for additional information regarding the Series A Preferred Financing and the application of push-down accounting.

In August 2013, the Company transferred all of its intellectual property to its subsidiary, Epirus Switzerland GmbH, a Swiss corporation. As compensation for this transaction, the Company entered into a promissory note with Epirus Switzerland GmbH in the amount of $10,080, which is eliminated within the consolidated financial statements.

The Company has not generated any significant revenue from its planned principal operations and, as a result, is considered to be a development stage entity. The Company is devoting substantially all of its efforts to product research and development, market research, and raising capital. The Company is subject to a number of risks similar to those of other development stage life science companies, including dependence on key individuals, competition from other companies, the need for development of commercially viable products, and the need to obtain adequate additional financing to fund the development of its product candidates. The Company is also subject to a number of risks similar to other companies in the industry, including rapid technological change, regulatory approval of products, uncertainty of market acceptance of products, competition from substitute products and larger companies, the need to obtain additional financing, compliance with government regulations, protection of proprietary technology, dependence on third parties, product liability, and dependence on key individuals. If the Company does not successfully commercialize any of its product candidates, it will be unable to generate recurring product revenue or achieve profitability.

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. However, as presented in the financial statements, at December 31, 2013, the Company had cash of $1,798 and a deficit accumulated in the development stage of $44,727. During the year ended December 31, 2013, the Company also incurred a net loss of $20,795 and negative cash flows from operations of $12,878. The Company will be required to obtain significant additional capital, alternative means of financial support, or both prior to December 31, 2014, in order to continue to fund its operating plan. As a result, there exists substantial doubt about the Company’s ability to continue as a going concern.

The 2013 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. The Company is currently considering several strategic options in order to ensure the continued funding of operations, including, but not limited to, the sale of additional debt or equity securities in a private offering, an initial public offering or a merger. However, there is no guarantee that such additional funding or transactions will be available or available on terms favorable to the Company. Should the Company be unable to generate additional funding or complete a merger, its operations could be adversely impacted.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of the Company’s consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes. The most significant estimates in the Company’s consolidated financial statements relate to the valuation of equity awards, fair value estimates of warrant liabilities, embedded derivatives, anti-dilution liabilities, purchase price allocations, estimated useful lives of fixed assets and intangible assets and accruals relating to clinical trials. The Company bases its estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Epirus Biopharmaceuticals Ltd, a United Kingdom corporation; Epirus Switzerland GmbH, a Swiss corporation; and Epirus Brasil Tecnologia LTDA; a Brazilian corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) or decision-making group in making decisions regarding resource allocation and assessing performance. The Company and the Company’s CODM view the Company’s operations and manage its business in one operating segment: the development and commercialization of biosimilar monoclonal antibodies for emerging markets. The Company’s entire business is managed by a single management team, which reports to the Chief Executive Officer. For the years ended December 31, 2012 and 2013, all of the Company’s long-lived assets were held within the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents. Cash and cash equivalents are held in depository accounts.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and restricted cash. The Company maintains its cash and cash equivalent balances in the form of checking and savings accounts with financial institutions that management believes are creditworthy. The Company’s investment policy includes guidelines on the quality of the institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. The Company has no financial instruments with off-balance-sheet risk of loss.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which is a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported or disclosed fair value of the financial instruments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy, and its applicability to the Company’s financial assets and liabilities, are described below:

Level 1 Inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 Inputs: Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 Inputs: Pricing inputs are unobservable for the assets or liabilities, that is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the assets. Level 3 includes private investments that are supported by little or no market activity.

The fair value hierarchy level is determined by asset class based on the lowest level of significant input. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified between levels. During the year ended December 31, 2012 and 2013, there were no transfers between levels.

The Company measures cash equivalents at fair value on a recurring basis. The fair value of cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The fair values of the warrant liability were determined based on “Level 3” inputs and utilizing the Black-Scholes option-pricing model (Note 11). The fair value of the anti-dilution protection liability was determined based on “Level 3” inputs (Note 11 and Note 14).

The fair value of the Company’s convertible notes was determined using current applicable rates for similar instruments with similar conversion and settlement features as of the balance sheet date. The carrying value of the Company’s convertible notes payable approximates their fair value considering their short-term maturity dates and considering that the stated interest rate is near current market rates for instruments with similar conversion and settlement features. The fair value of the Company’s convertible notes was determined using Level 3 inputs.

Property and Equipment

Property and equipment are recorded at cost and are depreciated when placed into service using the straight-line method of depreciation, based on their estimated useful lives as follows:

Asset Description	Estimated Useful Lives
Furniture and fixtures	5 years
Office and computer equipment	3 years
Leasehold improvements	Shorter of the useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is recorded in the consolidated statements of operations.

Restricted Cash

Restricted cash represents cash held in a depository account at a financial institution to collateralize a conditional stand-by letter of credit related to the Company’s Boston, Massachusetts, facility lease agreement. Restricted cash is reported as non-current unless the restrictions are expected to be released in the next 12 months.

Intangible Asset

The Company’s intangible asset consists of acquired in-process research and development (“IPR&D”), which was recognized in connection with the application of push-down accounting on January 25, 2011 (Note 4). IPR&D represents the fair value assigned to research and development assets that were not fully developed at the date of acquisition. IPR&D acquired in a business combination or recognized from the application of push-down accounting is capitalized on the Company’s consolidated balance sheet at its acquisition-date fair value. Until the project is completed, the assets are accounted for as indefinite-lived intangible assets and subject to impairment testing. Upon completion of the projects, the carrying value of IPR&D is amortized over the estimated useful life of the asset.

When performing the impairment assessment, the Company first assesses qualitative factors to determine whether it is necessary to recalculate the fair value of its acquired IPR&D. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of acquired IPR&D is less than its carrying amount, it calculates the fair value using the same methodology as described above. If the carrying value of the Company’s acquired IPR&D exceeds its fair value, then the intangible asset is written down to its fair value. For the years ended December 31, 2012 and 2013, the Company determined that there was no impairment of its IPR&D.

Goodwill

Goodwill was $1,499 as of December 31, 2012 and 2013, and recognized in connection with the application of push-down accounting in January 2011. Goodwill represents the difference between the consideration transferred and the fair value of the net assets acquired under the acquisition method of accounting for business combinations. Goodwill is not amortized but is evaluated for impairment within the Company’s single reporting unit on an annual basis, during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amount. When performing the impairment assessment, the accounting standard for testing goodwill for impairment permits a company to first assess the qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the goodwill is impaired. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of goodwill is impaired, the Company must perform the first step of the goodwill impairment test. The Company has determined that goodwill was not impaired as of December 31, 2013. The Company did not recognize any impairment charges related to goodwill during the years ended December 31, 2012 and 2013, nor the period from January 25, 2011 through December 31, 2013.

Deferred Rent

Deferred rent, included within accrued expenses in the consolidated balance sheet, consists of the difference between cash payments and the recognition of rent expense on a straight-line basis for the facilities the Company occupies. The Company’s lease for its Boston, Massachusetts, facility provides for a rent-free period as well as fixed increases in minimum annual rental payments. The total amount of rental payments due over the lease term is being charged to rent expense ratably over the life of the lease.

Organizational Costs

All organizational costs are expensed as incurred.

Research and Development Costs

Research and development costs are charged to expense as incurred in performing research and development activities. The costs include employee compensation, facilities and overhead, clinical study and related clinical manufacturing costs, regulatory and other related costs.

Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided to the Company by its vendors with respect to their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the consolidated financial statements as prepaid or accrued research and development expense, as the case may be.

Stock-Based Compensation

The Company accounts for grants of stock options and restricted stock based on their grant date fair value and recognizes compensation expense over the vesting period. The Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option-pricing model and restricted stock based on the fair value of the underlying common stock as determined by management (Note 11).

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. The expense is adjusted for actual forfeitures at year-end. Stock-based compensation expense recognized in the consolidated financial statements is based on awards that are ultimately expected to vest.

Income Taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date.

The Company recognizes net deferred tax assets through the recording of a valuation allowance to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future, in excess of its net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby: (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability. The Company has no recorded uncertain tax positions as of December 31, 2012 or 2013.

Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted average shares outstanding during the period, without consideration for common stock equivalents. During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted average participating securities by the sum of the total weighted average common shares and participating securities (the “two-class method”). The Company’s convertible preferred stock participate in any dividends declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Diluted net loss per share attributable to common stockholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, preferred stock, convertible notes, stock options, and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share were the same for all periods presented.

Comprehensive Loss

Comprehensive loss is the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. The Company’s net loss equals comprehensive loss for all periods presented.

3.	Business Agreements

In September 2013, the Company entered into a binding Heads of Agreement (“Orygen Heads of Agreement”) with Orygen Biotechnology (“Orygen”), a Brazilian corporation, for the negotiation of the terms of a definitive agreement under which Orygen would be granted exclusive rights to commercialize BOW015 in Brazil, and an option to take a license to develop and commercialize certain other Epirus pipeline products. The Orygen Heads of Agreement provided that the parties would exclusively negotiate with respect to rights to BOW015 and Epirus’s other pipeline products in Brazil during the specified negotiation period.

The Company is continuing discussions with Orygen with respect to negotiation of the terms of a definitive agreement. The Orygen Heads of Agreement was set to expire in February 2014 if a definitive agreement was not reached or the negotiation period was not extended. In March 2014, the Company amended the Orygen Agreement to extend it for a period of six months to continue discussions towards the completion of a definitive agreement. As consideration for entry into the Orygen Heads of Agreement, and the rights to be granted under the definitive agreement, the Company received cash consideration of $250 from Orygen in the first quarter of 2014.

4.	Push-Down Accounting

On January 25, 2011, the Company entered into a Series A Preferred Financing whereby it sold 8,035,557 shares of its Series A Preferred and warrants to purchase 1,205,333 shares of Series A Preferred to four investors for approximately $8,036 in gross proceeds in the initial closing. The offering also contemplated a second closing of an additional 22,064,443 shares of its Series A Preferred and warrants to purchase 3,309,666 shares of Series A Preferred for approximately $22,064 in proceeds, upon (a) the achievement of certain clinical milestones or (b) at the option of 70% of the Series A Preferred investors (“Second Closing”).

Prior to the Series A Preferred Financing the Company was wholly owned by Moksha8. Immediately after the Series A Preferred Financing, Moksha8 owned approximately 4.8% of the Company on a fully diluted basis, representing all of the outstanding common shares at that time. In connection with the change in control associated with the Series A Preferred Financing, all of the investors in the Company immediately subsequent to the Series A Preferred Financing were determined to represent a collaborative group, which obtained 100% ownership of the Company. The Series A Preferred Financing offering investors consisted of three venture capital firms and an individual investor. The Company’s determination that all of its investors represented a collaborative group was based upon consideration of a number of factors, including independence of the investors, risk and rewards of ownership in proportion to the investors’ classes and sizes of investments, promotion of the Series A Preferred Financing, and subsequent collaboration of the investors.

Because the collaborative group acquired 100% of the Company, push-down accounting was required. The Company applied push-down accounting as of January 25, 2011. Epirus adopted the “virtual parent” model (that is, the collaborative group is viewed as a “virtual parent”) as its accounting policy for applying push-down accounting. Under the virtual parent model, the amount pushed down will be the basis of accounting recorded by the virtual parent as if the virtual parent hypothetically acquired the Company on January 25, 2011, the date the virtual parent obtained control, and applied the acquisition method. Additionally, the gross proceeds received from the Series A Preferred financing have been presented in the Consolidated Statement of Cash Flows as the beginning period balance of cash and cash equivalents. The table below summarizes the fair value of the identifiable assets acquired and liabilities assumed following the virtual parent model:

Purchase price	$8,492

Assets (liabilities) acquired:
Cash	$8,036
IPR&D	2,437
Goodwill	1,499
Accrued expenses and other liabilities	(1,377)
Warrant liability	(846)
Anti-dilution protection liability	(298)
Deferred tax liability	(959)

Total net assets acquired	$8,492

The purchase price under the virtual parent model was $8,492, which represents the fair value of the Company at January 25, 2011, based upon the amount the Series A Preferred investors paid to obtain their ownership interests on that date. The purchase price was recorded to stockholders’ equity as follows:

Series A Preferred	$6,422
Common stock	—
Additional paid-in capital	2,070

Total net assets acquired	$8,492

The fair value of the identifiable assets acquired and liabilities assumed was based on management’s judgment after evaluating several factors, including a valuation assessment performed by a third-party appraiser.

The fair value of the IPR&D asset relates to the Company’s lead product candidate, BOW015.

Goodwill represents the excess of the purchase price over the fair values of assets acquired and liabilities assumed, and is not expected to be deductible for income tax purposes. Goodwill is not amortized but tested for impairment on an annual basis or when indicators of impairment exist (Note 7).

The warrant liability represents the fair value of warrants to purchase shares of Series A Preferred, which were sold in the Series A Preferred Financing (Note 10).

The anti-dilution protection liability represents the fair value of anti-dilution protection provided to Moksha8 in connection with the Series A Preferred Financing, whereby its investment in Epirus will be maintained at 4% of the Company’s fully diluted capitalization (Note 11 and 14).

The deferred tax liability primarily relates to the temporary difference associated with the IPR&D asset, which is not expected to be deductible for tax purposes.

Series A Preferred was recorded net of the Series A Preferred warrant liability, the anti-dilution protection liability, and issuance costs of $470.

5.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2012	2013
Prepaid clinical expenses	$576	$599
Prepaid manufacturing expenses	142	194
Prepaid other expenses	67	85
Other current assets	43	10

Prepaid expenses and other current assets	$828	$888

6.	Property and Equipment, Net

Property and equipment consisted of the following:

	As of December 31,
	2012	2013
Computer equipment	$43	$70
Furniture and fixtures	—	49
Leasehold improvements	—	10

Total property and equipment	43	129
Less: accumulated deprecation	(8)	(39)

Property and equipment, net	$35	$90

Depreciation expense related to property and equipment amounted to $7, $31 and $39 for the years ended December 31, 2012 and 2013, and the period from January 25, 2011 to December 31, 2013, respectively.

7.	IPR&D and Goodwill

IPR&D

The Company’s IPR&D asset relates to the development and commercialization of the Company’s lead product candidate, BOW015. The carrying value of the IPR&D at both December 31, 2012 and 2013 was $2,437.

Development of BOW015 requires significant internal and external testing, clinical trials and approvals from foreign regulatory authorities before it can be commercialized. Numerous risks and uncertainties can delay or stop clinical development of a product prior to the receipt of marketing approval. Given the risks and uncertainties, there can be no assurance that the development of the product candidate will be successfully completed. If development is not successful, in whole or in part, or is not completed in a timely manner, the Company may not realize the expected financial benefits from the IPR&D, which could have a material adverse effect on the Company’s results of operations.

Goodwill

The Company’s goodwill balance as of December 31, 2012 and 2013, was $1,499. As of December 31, 2013, there were no accumulated impairment losses. Goodwill has been assigned to the Company’s single reporting unit, which is the single operating segment by which the CODM manages the Company (Note 2).

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following:

	As of December 31,
	2012	2013
Accrued compensation	$244	$725
Accrued clinical expense	118	286
Accrued professional fees	396	544
Accrued manufacturing expense	—	380
Accrued interest expense	—	502
Other	3	55

Total accrued expenses	$761	$2,492

9.	Convertible Debt

During 2011, the Company issued $3,000 of convertible notes, (“2011 Notes”). The 2011 Notes bore interest at a rate of 8% per annum with a maturity date of December 31, 2012.

The 2011 convertible note issuances were: (1) automatically convertible upon the consummation of a qualifying equity fundraising of gross proceeds of $20,000, including proceeds from the convertible note issuances and of which at least $10,000 was from one or more outside investors, into the class of shares to be issued to investors participating in the fundraising at a conversion price per share equal to 85% of the price per share paid by other investors; (2) convertible at the election of holders of at least 50% of the aggregate outstanding principal amount of the notes upon the consummation of a non-qualifying equity fundraising, the issuance of convertible preferred stock that does not constitute a qualified financing, into the class of shares to be issued to investors participating in the fundraising at a conversion price per share equal to 85% of the price per share paid by other investors; (3) automatically convertible upon the consummation of a change of control through an acquisition or asset transfer into either Series A Preferred at a price of $1.00 per share or repaid in cash in full, at the option of the holders of at least 50% of the nominal amount of the aggregate outstanding principal amount of the notes; and (4) convertible into Series A Preferred at a price of $1.00 per share and warrants with a term of seven years and an exercise price of $1.00 per share exercisable for the number of shares of Series A Preferred equal to 15% of the original principal amount of the notes and accrued interest, at the option of the holders of at least 50% of the nominal amount of the aggregate outstanding principal amount of the notes, at any time prior to the conversion under another method or the payment in full of the notes.

The Company determined the 2011 Notes contain a beneficial conversion feature (“BCF”). The BCF was measured at $266 and recorded as a debt discount. The debt discount was amortized to interest expense using the effective interest method over the period between the issuance date and the maturity date.

On April 3, 2012, the $3,000 principal balance of the 2011 Notes and accrued interest of $83 were converted into 3,082,664 shares of Series A Preferred and warrants to purchase 462,399 shares of Series A Preferred with an exercise price of $1.00 per share (Note 10), which, upon issuance, were recorded as a warrant liability in the consolidated balance sheet at their then-fair value of $226. The debt discount on the 2011 Notes was fully amortized upon conversion.

On March 13, 2013, the board of directors approved the issuance of $7,500 of convertible notes. The notes bear interest at a rate of 8% per annum and provide the holders of the notes with 20% warrant coverage. The Company received proceeds of $5,000 on March 13, 2013, and $2,500 on July 8, 2013. On October 1, 2013, the board of directors approved the issuance of an additional $5,000 of convertible notes. The notes bear interest at a rate of 8% per annum and provide the investors of the notes with 20% warrant coverage. The Company received proceeds of $1,667 on October 1, 2013, and the remaining $3,333 on October 31, 2013. All of the notes have a maturity date of December 31, 2013.

The 2013 convertible notes were: (1) automatically convertible upon the consummation of a qualifying equity fundraising of gross proceeds of $20,000, excluding proceeds from the convertible note issuances, into the class of shares to be issued to investors participating in the fundraising at a conversion price per share equal to 80% of the price per share paid by other investors; (2) convertible upon the consummation of a non-qualifying equity fundraising, the issuance of convertible preferred stock that does not constitute a qualified financing, into either the class of shares to be issued to investors participating in the fundraising at a conversion price per share equal to 80% of the price per share paid by other investors or Series A Preferred at a price of $1.00 per share, at the election of holders of at least 60% of the aggregate outstanding principal amount of the notes; (3) automatically puttable upon the consummation of a change of control through an acquisition or asset transfer into cash equal to three times the outstanding principal, plus accrued but unpaid interest through the date of payment; and (4) convertible into Series A Preferred at a price of $1.00 per share, at the option of the holders of at least 60% of the nominal amount of the aggregate outstanding principal amount of the notes upon the notes not being converted under another method as of the maturity date.

In connection with the 2013 convertible notes issuances, the Company issued to the note purchasers warrants to purchase an aggregate of 2,499,996 shares of Series A Preferred with an exercise price of $0.01 per share, subject to certain limitations and adjustments (Note 10). The aggregate fair values of the warrants at their issuance dates of $2,472 (Note 11) were recorded as a discount to the respective convertible notes.

The Company determined the convertible notes issued during 2013 contain a BCF aggregating $2,440, which was recorded as a debt discount. The debt discounts were amortized to interest expense using the effective interest method over the period between the issuance dates and the maturity date. The debt discounts on the notes issued in 2013 were fully amortized as of December 31, 2013, and the carrying value of the convertible notes was $12,500.

As of December 31, 2013, the convertible notes principal outstanding and all accrued but unpaid interest was due and payable. In March 2014, the $12,500 of convertible notes principal outstanding and accrued interest of $684 were converted into 13,184,383 shares of Series A Preferred.

10.	Warrants to Purchase Series A Preferred and Common Stock

The Company issued warrants to purchase shares of the Company’s Series A Preferred at various dates during and between the years ended December 31, 2011 and 2013, in connection with various financing arrangements, including the issuance of convertible notes and the issuance of Series A Preferred, and to one of the Company’s Series A Preferred investors for services provided. All of the warrants to purchase Series A Preferred were recorded as liabilities that must be remeasured at each reporting period (see Note 11 for additional information regarding the measurement of fair value of the warrant liabilities). The warrants to purchase Series A Preferred outstanding as of December 31, 2012 and 2013, were issued as follows.

In 2011, the Company issued warrants to purchase 1,205,333 shares of Series A Preferred, with a fair value of $846, in connection with the issuance of Series A Preferred on January 25, 2011.

During the year ended December 31, 2012, the Company issued warrants to purchase 2,709,856 shares of Series A Preferred as follows:

(1)	462,399 warrants with a fair value of $226 issued upon conversion of the 2011 Notes on April 3, 2012 (Note 9);

(2)	749,999 warrants with a fair value of $646 issued in connection with the issuance of Series A Preferred on April 3, 2012 (Note 13);

(3)	747,459 warrants with a fair value of $636 issued in connection with the issuance of Series A Preferred on July 20, 2012 (Note 13);

(4)	2,540 warrants with a fair value of $2 issued to one of the Company’s Series A Preferred investors for services provided; and

(5)	747,459 warrants with a fair value of $636 issued in connection with the issuance of Series A Preferred on October 1, 2012 (Note 13).

During the year ended December 31, 2013, the Company issued warrants to purchase 2,499,996 shares of Series A Preferred as follows:

(1)	999,999 warrants with a fair value of $826 issued in connection with the issuance of convertible notes on March 13, 2013 (Note 9);

(2)	499,998 warrants with a fair value of $494 issued in connection with the issuance of convertible notes on July 8, 2013 (Note 9);

(3)	333,333 warrants with a fair value of $384 issued in connection with the issuance of convertible notes on October 1, 2013 (Note 9); and

(4)	666,666 warrants with a fair value of $768 issued in connection with the issuance of convertible notes on October 31, 2013 (Note 9).

Each warrant was immediately exercisable and generally expires approximately seven years from the original date of issuance. Of the warrants to purchase shares of the Company’s Series A Preferred, 462,399 have an exercise price of $1.00 and 5,963,577 have an exercise price of $0.01. Each warrant is exercisable on either a physical settlement or net share settlement basis. Warrants to purchase 649,153 and 498,306 shares of Series A Preferred were exercised at a price of $0.01 per share in the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, the following warrants to purchase Series A Preferred were outstanding (in thousands, except share and per share amounts):

	As of December 31, 2012
	Number of Shares Underlying Warrant	Exercise Price Per Share	Fair Value at December 31, 2012
Series A Preferred	462,399	$1.00	$275
Series A Preferred	2,803,637	$0.01	$2,806

	As of December 31, 2013
	Number of Shares Underlying Warrant	Exercise Price Per Share	Fair Value at December 31, 2013
Series A Preferred	462,399	$1.00	$311
Series A Preferred	4,805,327	$0.01	$5,532

Common Stock Warrants

In connection with services provided by a Series A Preferred investor, in July 2011 and February 2012, the Company issued warrants for the purchase of up to an aggregate of 64,173 shares of the Company’s common stock with a fair value of $14. The warrants were immediately exercisable at an exercise price range of $0.06 to $0.12 per share and expire approximately one year from the original date of issuance. The fair value of the warrants was determined using a Black-Scholes option-pricing model with the following range of assumptions: expected volatility of 47.71% to 58.62%, contractual term of one year and risk-free interest rate of 0.18% to 0.21%. The fair value of the common stock warrants was recorded to additional paid-in capital upon issuance. During the years ended December 31, 2012 and 2013, warrants to purchase 42,782 shares and 21,391 shares, respectively, were exercised through cash payments by the holders.

11.	Fair Value Measurements

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis in the accompanying balance sheets as of December 31, 2012 and 2013:

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$2,234	$—	$—	$2,234

	$2,234	$—	$—	$2,234

Liabilities
Warrant liability (1)	$—	$—	$3,081	$3,081

	$—	$—	$3,081	$3,081

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$1,798	$—	$—	$1,798

	$1,798	$—	$—	$1,798

Liabilities
Warrant liability (1)	$—	$—	$5,843	$5,843

	$—	$—	$5,843	$5,843

(1)	Fair value is determined using a hybrid of the PWERM and OPM, as discussed below.

Warrant Liability

The warrant liability represents the liability for warrants to purchase shares of Series A Preferred issued to investors in connection with the Company’s Series A Preferred financings (Note 13) and issued to holders of the Company’s convertible notes (Note 9). The warrant liability is calculated using the Black-Scholes option-pricing model. This valuation method uses inputs such as fair value of the Company’s Series A Preferred shares, historical volatility, the term of the warrant and risk-free interest rates. As of December 31, 2012, the Company determined the fair value of its Series A Preferred utilizing the option-pricing method (“OPM”) as the type of exit event was unknown as of the measurement date. At December 31, 2013, the fair value of the Series A Preferred was determined using a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM (“Hybrid Method”).

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

The hybrid method is a hybrid between the PWERM and the OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one of or more of those scenarios. In this valuation the hybrid model considers two possible outcomes: an IPO and a later, unspecified liquidity event, which is modelled using the OPM.

For the IPO scenario, equity value is estimated using the guideline public company (“GPC”) method under the market approach and the discounted cash flow (“DCF”) method under the income approach. Under the GPC method, equity value is estimated as a multiple of paid-in capital, using the median multiple indicated by selected initial public offerings by biotechnology companies. For the DCF method, a discount rate of 35% is assumed.

In the OPM, equity value is estimated by back-solving the overall hybrid value such that the result is equal to the anticipated price of a future preferred stock series. The OPM assumes 2.75 years to liquidity and annual volatility of 53%.

Accordingly, the valuation of the warrant liability is determined using Level 3 inputs.

The fair value of the outstanding warrants to purchase Series A Preferred was remeasured as of each reporting period end using a Black-Scholes option-pricing model with the fair value of the Company’s Series A Preferred and the following assumptions:

	Years ended December 31,
	2012	2013
Risk-free interest rate	0.72% - 1.18%	1.75% - 2.45%
Expected volatility	61.71% - 64.32%	59.54% - 62.83%
Remaining contractual term (in years)	5.07 - 6.75	4.07 - 6.84
Expected dividend yield	0%	0%

Risk-Free Interest Rate. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock option grants.

Expected Volatility. Due to the Company’s limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption is based on historical volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

Remaining Contractual Term. The Company derived the remaining contractual term based on the time from the reporting date until the warrant expiration date.

Expected Dividend Yield. The expected dividend yield assumption is based on the fact that the Company has never paid cash dividends and has no intention to pay future cash dividends.

As of December 31, 2012 and 2013, the warrant liability has a fair value of $3,081 and $5,843, respectively. Significant changes in the identified unobservable inputs used in the fair value measurements of the Company’s common and preferred stock would result in a significantly different fair value measurement of the warrant liability.

Anti-dilution Protection Liability

As discussed in Note 4 and Note 14, the Company recorded an anti-dilution protection liability in January 2011, which represents the fair value of anti-dilution protection provided to Moksha8 in connection with the Series A

Preferred Financing, whereby its investment in Epirus will be maintained at 4% of the Company’s fully diluted capitalization. The anti-dilution protection liability was determined to be a free-standing instrument that must be recorded as a liability and carried at fair value. The fair value of the anti-dilution protection liability was measured based on the expected number of shares to be issued pursuant to the agreement with Moksha8 and the fair value of the Company’s common stock at each date. During the years ended December 31, 2011 and 2012, the Company determined the fair value of its common stock utilizing the OPM as the type of exit event was unknown as of the measurement dates. Accordingly, the valuation of the anti-dilution protection liability is determined using Level 3 inputs. As a result of changes in the fair value of the anti-dilution protection liability, the Company recognized other income of $195 in the Company’s consolidated statement of operations and comprehensive loss in the year ended December 31, 2012. Shares of common stock were issued pursuant to the anti-dilution protection in the year ended December 31, 2012, with a fair value of $228. The anti-dilution protection expired in October 2012.

Changes in the fair value of the warrant liability where fair value is determined using Level 3 inputs, were as follows:

Balance at January 1, 2012	$1,194
Warrant exercise	(611)
Warrant issuance	2,146
Change in fair value	352

Balance at December 31, 2012	$3,081
Warrant exercise	(499)
Warrant issuance	2,472
Change in fair value	789

Balance at December 31, 2013	$5,843

Changes in the fair value of the anti-dilution financial instrument where fair value is determined using Level 3 inputs, were as follows:

Balance at January 1, 2012	$423
Change in fair value	(195)
Issuance of common stock pursuant to anti-dilution protection	(228)

Balance at December 31, 2012	$—

Balance at December 31, 2013	$—

12.	Commitments and Contingencies

Operating Leases

The Company leases office space in Boston, Massachusetts, and New York City, New York, with expiration dates of June 30, 2016, and September 30, 2014, respectively. The Company’s Boston, Massachusetts, operating lease is non-cancellable for the term of the lease while the New York City, New York, operating lease provides the Company a cancellation option with 3 months’ written notice. The aggregate minimum annual lease commitments as of December 31, 2013, are as follows:

Year Ending December 31,
2014	$205
2015	164
2016	82

Total minimum lease payments	$451

Rent expense under operating lease agreements amounted to approximately $57, $236, and $293 for the years ended December 31, 2012 and 2013, and the period from January 25, 2011 to December 31, 2013, respectively.

License Agreements

From time to time, the Company enters into various licensing agreements whereby the Company may use certain technologies in conjunction with its product research and development.

Moksha8 Pharmaceuticals

In December 2010, the Company entered into a Revenue and Negotiation Rights Agreement (“the Moksha8 Revenue Agreement”) with Moksha8 to settle an outstanding promissory note issued from the Company to Moksha8 in May 2009. The Moksha8 Revenue Agreement provides for certain contingent payments to be made to Moksha8 based upon future licensing revenues and worldwide net sales of products that are based on the assets acquired from Moksha8, namely BOW015, biosimilar adalimumab and biosimilar rituximab (the “Products”).

Under the Moksha8 Revenue Agreement, the Company is required to pay Moksha8 tiered royalties based on net sales of Products by the Company or the Company’s affiliates at percentages ranging from the very low single-digits up to the very low double digits, depending on the applicable Product. If the Company grant rights to any third party to commercialize the Products, the Company is also required to pay to Moksha8 a portion of all licensing revenue received by the Company from any such third party under any such agreements, at a tiered percentage ranging from the mid-single digits up to the mid-teens, depending on the specific Product. The Company has the right to defer certain components of the licensing revenue payments owed to Moksha8 for a specified period, subject to the payment of interest on such deferred payments at a specified rate. The Company’s obligation to pay royalties to Moksha8 under the Moksha8 Revenue Agreement for sales by the Company or the Company’s affiliates will expire, on a country-by-country and Product-by-Product basis, on the tenth anniversary of the first commercial sale of such Product in such country, and the Company’s obligation to make payments of licensing revenue will expire ten years following the first commercial sale of a Product by the applicable third party.

On a product-by-product basis, if the Company wishes to grant rights to a third party to commercialize a Product prior to December 2015 in certain specified Latin American territories, the Company is required to notify Moksha8 of the Company’s desire to grant such rights, and to offer to Moksha8 a simultaneous right to negotiate with the Company for the grant of such rights in such countries, provided that Moksha8’s right of negotiation is non-exclusive, and does not restrict the Company’s ability to enter into a definitive agreement with a third party for the grant of such rights at any time.

Catalent Pharma Solutions

In January 2009, Moksha8 entered into a cell line sale agreement with Catalent Pharma Solutions (“Catalent”) for the acquisition of a gene expression cell line for BOW015 developed by Catalent for Moksha8 pursuant to a separate development and manufacturing agreement dated July 14, 2008 (the “GPEx Cell Line” and such agreement the “Cell Line Agreement”). The Cell Line Agreement was assigned to the Company in connection with the Series A Preferred Financing on January 25, 2011 (Note 4). Under the terms of the Cell Line Agreement, the Company acquired all rights in the GPEx Cell Line for development and commercialization of products using the GPEx Cell Line, namely BOW015, subject to certain obligations to make contingent payments to Catalent.

Under the Cell Line Agreement, the Company paid Catalent $125 on execution of the Cell Line Agreement, and a further $125 upon exercise of the Company’s option to complete the purchase of the GPEx Cell Line. The Company is required to make additional payments to Catalent of up to $650 in the aggregate upon the achievement of certain development and regulatory milestones. In March 2013, the Company paid $150 to Catalent upon completion and initiation of certain clinical trials for BOW015. As of December 31, 2013, the Company could be obligated to pay an additional $500 for the achievement of certain development and regulatory milestones. In addition, the Company will be required to pay a contingent sale fee as royalties on worldwide net sales of BOW015 or any other product manufactured using the GPEx Cell Line at a percentage in the very low single digits for a period of 20 years following the first commercial sale, and thereafter at a rate of less than one percent.

Bioceros B.V.

In April 2013, the Company entered into a license agreement with Bioceros B.V., or Bioceros (the “Bioceros Agreement”), pursuant to which Bioceros granted the Company a non-exclusive license under its rights in the cell lines and associated intellectual property relating to trastuzumab, rituximab and adalimumab to permit the Company to manufacture and commercialize antibody products incorporating the licensed antibodies worldwide, provided that solely with respect to trastuzumab, the territory licensed to the Company does not include China, Macau and Hong Kong. Bioceros also granted the Company the right to receive the tangible embodiments of the cell line and all related know-how for trastuzumab, and an option, subject to payment of certain option fees, to evaluate and receive the tangible embodiments of the cell lines and know-how relating to rituximab and bevacizumab. The Company exercised its option in relation to bevacizumab in June 2013, and subsequently Bioceros transferred to the Company the cell line for bevacizumab. The Bioceros Agreement was amended in June 2013 to modify certain payment provisions and to provide for the performance of certain pre-clinical services by Bioceros, in each case in relation to bevacizumab.

In October 2013, the Company entered into a second license agreement with Bioceros (the “Second Bioceros Agreement”) on substantially similar terms to those of the April 2013 Bioceros Agreement, pursuant to which Bioceros granted the Company a non-exclusive license under its rights in the cell line and associated intellectual property relating to adalimumab.

Under the Bioceros Agreement, the Company paid Bioceros an up-front payment of $345 in the year ended December 31, 2013, as a license issuance fee applicable to the rights in trastuzumab, and has paid a further $387 in the aggregate as a result of the exercise of the Company’s option with respect to bevacizumab. Under the Second Bioceros Agreement the Company paid Bioceros an up-front payment of $75 in the year ended December 31, 2013, upon the execution of the Second Bioceros Agreement, and in the first quarter of 2014, paid a further one-off up-front payment of $320 in order to obtain the rights to permit the Company to manufacture and commercialize antibody products incorporating adalimumab worldwide. Under the Bioceros Agreement and the Second Bioceros Agreement, the Company is also required to pay to Bioceros a tiered annual license maintenance fee, and will be required to make certain payments to Bioceros upon the achievement of specified regulatory milestones for the products covered by the Bioceros Agreement, totaling up to $1,200 in the aggregate for all potential products across both agreements. Upon commercialization of products covered by the rights licensed under the Bioceros Agreement and the Second Bioceros Agreement, the Company will be required to pay, on a product-by-product basis, a royalty on net sales at a rate of less than one percent, subject to a specified minimum and maximum annual royalty amount under each agreement. The Company’s obligation to pay royalties to Bioceros under each of the Bioceros Agreement and the Second Bioceros Agreement will expire, on a product-by-product basis, on the date that is 10 years following the first commercial sale of each such product. The Company is required to use commercially reasonable efforts to develop and commercialize products in the licensed territory.

Legal Proceedings

The Company is not currently a party to any legal proceedings aside from those referred to in Note 20.

13.	Convertible Preferred Stock

As of December 31, 2013, the authorized capital stock of the Company was 134,422,859 shares, which included 26,285,951 shares of “Junior Preferred Stock” and 49,585,950 shares of Preferred Stock, $0.0001 par value per share.

As of April 15, 2014, the Company amended its certificate of incorporation to increase the authorized capital stock of the Company to 207,666,814 shares, which included 95,850,903 shares of preferred stock, $0.0001 par value per share, of which 55,653,728 shares have been designated Series A Preferred and 40,197,175 shares have been designated as Series B convertible preferred stock (“Series B Preferred”). Junior Preferred Stock is not designated as authorized capital stock in the amended certificate of incorporation.

In January 2011, the Company closed its initial Series A Preferred round of financing issuing 8,035,554 shares for $1.00 per share (including 15% warrant coverage) (Note 10).

In April 2012, the Company issued 5,000,000 shares of Series A Preferred for $1.00 per share (including 15% warrant coverage) (Note 10). In addition, the Company converted $3,083 of the 2011 Notes, including accrued interest, into 3,082,664 shares of Series A Preferred (Note 9).

In July 2012, the Company issued 5,000,000 shares of Series A Preferred for $1.00 per share (including 15% warrant coverage) (Note 10).

In October 2012, the Company issued 4,983,069 shares of Series A Preferred for $1.00 per share (including 15% warrant coverage) (Note 10).

No shares of Junior Preferred Stock were issued at any time.

Series A Preferred

Conversion

Each share of Series A Preferred is convertible at the option of the holder, at any time and from time to time, into fully paid and non-assessable shares of common stock as is determined by dividing the original issuance price ($1.00 per share) by the then applicable conversion price ($1.00 per share as of December 31, 2013).

Voting Rights

As set forth in the Company’s amended and restated certificate of incorporation, the holders of Series A Preferred and Series B convertible preferred stock (“Series B Preferred”) (Note 20) are entitled to vote as one class, with common stockholders, based on the number of common stock each holder would receive upon conversion of their Series A or Series B Preferred into shares of common stock, for all matters except for the approval of certain major actions by the Company and the election of directors. Subject to certain ownership thresholds and approval rights set forth in the Company’s amended and restated certificate of incorporation and an amended and restated voting agreement by and among certain stockholders of the Company, directors are elected as follows: the holders of Series B Preferred vote as a separate class for the election of one director; the holders of Series A Preferred vote as a separate class for the election of three directors; the holders of common stock vote as a separate class for the election of one director, which shall be the currently serving chief executive officer; and the holders of common stock, and Series A Preferred and Series B Preferred, on an as-converted basis, vote together as a single class for the election of any remaining directors. If the common stock of the Company or any affiliate of the Company is not listed on a national securities exchange or other public trading platform on or prior to October 15, 2014, then the Series B Preferred stockholders shall thereafter be entitled to elect two members of the board of directors.

Dividends

Holders of Series A Preferred are entitled to receive, when and if declared by the board of directors, dividends at the rate of 8% of the original issuance price ($1.00 per share). Series A Preferred dividends are non-cumulative. In addition to the non-cumulative 8% dividend, the Series A Preferred shares will also receive (on an “as-converted” basis) the same dividend as that declared on common stock shares. The order of preference in the event of a dividend distribution, when and if declared by the board of directors, is first made to holders of Series B Preferred, then to holders of Series A Preferred, then to holders of Junior Preferred Stock and lastly to holders of common stock. As of December 31, 2013, no dividends have been declared or paid since inception.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, change in control or winding up of the Company, holders of Series A Preferred are entitled to be paid out second, following holders of Series B Preferred, of the assets available at a rate of $1.00, plus any accrued but unpaid dividends, prior to any payment being made to holders of Junior Preferred Stock or common stock.

If the assets of the Company available for distribution to stockholders are insufficient to permit payment of the full amount to which each stockholder is entitled, holders of shares of the Series A Preferred shall share ratably in any distribution of the remaining assets of the Company in proportion to the respective amounts which would otherwise be payable under the circumstances in the order of liquidation preference.

After the payment of the full liquidation preference of the Series B Preferred, Series A Preferred and Junior Preferred Stock, the remaining assets, if any, shall be distributed ratably to the holders of Series B Preferred, Series A Preferred and common stock on an as-if-converted to common stock basis until the holders of Series A Preferred have received an aggregate amount per share of Series A Preferred equal to three times the original issue price ($1.00 per share) plus all declared and unpaid dividends thereon.

Because liquidation rights include a change in control, the Series A Preferred stock is classified within temporary equity. However, since a change in control was not considered probable, no adjustment to the carrying amount was required as of December 31, 2013.

14.	Common Stock

At December 31, 2013, the Company had authorized 58,550,958 shares of common stock, $0.0001 par value per share, of which, 1,787,667 shares were issued and outstanding.

As of April 15, 2014, the Company amended its certificate of incorporation to increase the authorized capital stock of the Company to 207,666,814 shares, which included 111,815,911 shares of common stock, $0.0001 par value per share.

In January 2011, the Company entered into the Series A Preferred Financing whereby the Company issued preferred stock and warrants to four investors (Note 13). In contemplation of the Series A Preferred Financing, under a separate agreement, Moksha8 was provided anti-dilution protection whereby its ownership in the Company’s common stock will be maintained at 4% of the Company’s fully diluted capitalization until up to $22,064 in additional financing is obtained, the Second Closing is completed, or upon certain other events described in the agreement, at which point the anti-dilution protection would terminate. The Company completed the Second Closing in October 2012 and the anti-dilution protection was then terminated. During the year ended December 31, 2012, to satisfy its obligation under the anti-dilution protection, the Company issued 1,032,091 shares of common stock to Moksha8. The Company determined the anti-dilution protection is a free-standing instrument. As a result, the Company recorded the anti-dilution protection as a liability that is remeasured at fair value at each reporting period (Note 11). The fair value of the anti-dilution protection as of January 25, 2011, of $298 was recorded as a Series A Preferred issuance cost, which is a reduction to the Series A Preferred carrying value.

General

The voting, dividend and liquidation rights of the holders of shares of common stock are subject to and qualified by the rights, powers and preferences of the holders of shares of preferred stock. Common stock has the characteristics described herein.

Voting Rights

The holders of common stock are each entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. The common stockholders have the right to appoint one member of the board of directors based upon a majority vote of the outstanding common shares. The combined common and Series A Preferred and Series B Preferred shareholders, voting together as a single class on an as-if-converted basis, appoint the remaining board member.

Dividends

The holders of common stock are each entitled to receive dividends, if and when declared by the board of directors. Cash dividends may not be declared or paid to holders of common stock until paid to holders of Series B Preferred and Series A Preferred in accordance with the terms of each agreement. As of December 31, 2013, no dividends have been declared or paid since inception.

Liquidation Rights

After the payment of the full liquidation preference of the Series B Preferred and Series A Preferred, the remaining assets, if any, shall be distributed ratably to the holders of Series B Preferred, Series A Preferred and common stock on an as-if-converted to common stock basis until the holders of Series B Preferred and Series A Preferred have received an aggregate amount per share of Series B Preferred and Series A Preferred equal to three times the original issue price ($1.00 per share), plus all declared and unpaid dividends thereon. Following payment to the holders of preferred stock of their liquidation preferences, the holders of common stock are entitled to share ratably in the Company’s assets available for distribution to stockholders, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon the occurrence of a liquidation event.

Reserved for Future Issuance

The Company has reserved for future issuances the following number of shares of common stock:

	As of December 31,
	2012	2013
Conversion of preferred stock	26,750,440	27,248,746
Stock-based compensation awards	5,584,660	5,584,660
Warrants to purchase preferred stock	3,266,036	5,267,726
Warrants to purchase common stock	21,391	—

Total	35,622,527	38,101,132

15.	Stock-Based Compensation

The Company adopted the 2011 Equity Incentive Plan, as amended (“2011 Plan”), pursuant to which 5,584,660 shares of common stock are authorized for issuance to employees, officers, directors, consultants and advisors of the Company as of December 31, 2013. The 2011 Plan provides for the grant of incentive stock options, nonstatutory stock options, rights to purchase restricted stock, stock appreciation rights, phantom stock awards and stock units. In connection with the issuance of restricted common stock, the Company maintains a repurchase right and shares of restricted common stock are released from such repurchase right over a period of time of continued service by the recipient. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair value of such stock on the date of grant.

In determining the exercise prices for options granted, the board of directors considered the fair value of the common stock as of the measurement date. The fair value of the common stock was determined by the board of directors based on a variety of different factors, including valuations prepared by third-party valuation specialists, the Company’s financial position, the status of development efforts within the Company, the composition and ability of the current scientific and management teams, the current climate in the marketplace, the illiquid nature of the Company’s common stock, the prices of arm’s length sales of the Company’s Series A Preferred, the effect of the rights and preferences of the preferred stockholders, and the likelihood of achieving a liquidity event such as a public offering or sale of the Company. In determining the exercise prices for options granted, our board of directors considered, among other things, the most recent contemporaneous valuation of our common stock and their assessment of additional objective and subjective factors that were relevant as of the grant dates. The dates of the Company’s contemporaneous valuations have not always coincided with the dates of our stock option grants.

As of April 1, 2013, December 31, 2012 and dates prior, the Company determined the fair value of its common stock utilizing the OPM as the type of exit event was unknown as of the measurement dates. As of September 30, 2013 and December 31, 2013, the Company determined the fair value of its common stock utilizing a hybrid method of the PWERM and OPM as the Company began to consider an IPO or reverse merger as an additional strategy. The hybrid method is consistent with the fair value methodology used for the valuation of the Series A Preferred. Refer to Note 11 for a description of the OPM, the PWERM and the hybrid method.

Terms of stock award agreements are determined by the board of directors, subject to the provisions provided in the 2011 Plan. Stock options generally vest over a four-year period: 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years, unless they contain specific performance and/or market-based vesting provisions. Options are exercisable over a maximum term of 10 years from the grant date.

Total stock-based compensation expense is recognized for share-based awards granted to employees and nonemployees and has been reported in the Company’s consolidated statement of operations and comprehensive loss as follows:

	Years Ended December 31,		January 25, 2011 through December 31, 2013
	2012	2013
Stock options	$146	$126	$272
Restricted stock	10	14	24

Total stock-based compensation expense	$156	$140	$296

Stock option activity under the 2011 Plan is summarized as follows:

	Number of Options	Weighted- Average Exercise Price	Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	—	$—
Granted	3,413,149	$0.12
Exercised	—	$—
Cancelled	(886,013)	$0.12

Outstanding at December 31, 2012	2,527,136	$0.12	9.5	$303
Granted	1,173,709	$0.14
Exercised	(178,020)	$0.12
Cancelled	(62,000)	$0.12

Outstanding at December 31, 2013	3,460,825	$0.13	8.9	$1,531

Vested and expected to vest at:
December 31, 2013	859,949	$0.12	8.7	$386

Exercisable at:
December 31, 2013	924,676	$0.12	8.7	$415

There was no stock option or equity award activity in periods prior to the year ended December 31, 2012.

The total intrinsic value of options exercised in the years ended December 31, 2012 and 2013, and for the period from January 25, 2011 to December 31, 2013, was $0, $21 and $21, respectively. The total fair value of employee stock options vested in the years ended December 31, 2012 and 2013, and for the period from January 25, 2011 to December 31, 2013, was $60, $208 and $208, respectively. As of December 31, 2013, there was $341 of total unrecognized compensation cost related to nonvested employee stock options.

Additional information about the Company’s stock option activity is as follows:

	As of December 31,
	2012	2013
Weighted-average grant date fair value per share of employee option grants	$0.27	$0.16
Cash received upon exercise of options	$—	$21

In order to determine the fair value of each employee stock award on the grant date, the Company used the Black-Scholes option-pricing model with the following assumptions as of each measurement date:

	Years ended December 31,
	2012	2013
Risk-free interest rate	0.88% - 1.03%	1.09% - 1.81%
Expected volatility	60.20% - 65.34%	66.99%
Expected term (in years)	6.00	6.00
Expected dividend yield	0.0%	0.0%

Risk-Free Interest Rate. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock option grants.

Expected Volatility. Due to the Company’s limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption is based on historical volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology and medical device industries.

Expected Term. The expected term represents the period of time that options are expected to be outstanding. The Company utilizes the expected terms from an analysis of peer group companies to support the expected term used in the Black-Scholes model, as it does not believe it has sufficient historical data to support this assumption.

Expected Dividend Yield. The expected dividend yield assumption is based on the fact that the Company has never paid cash dividends and has no intention to pay future cash dividends.

Executive Employment Agreements

During May and June 2012, the Company and two executives of the Company entered into employment agreements under which the Company granted the executives stock options and agreed to grant the employees additional stock options to maintain the executives’ fully diluted equity interest in the Company if the Company issued additional shares as contemplated in the existing Amended Series A Preferred Stock and Warrant Purchase Agreement, dated as of April 3, 2012, subject to continued employment. Pursuant to these clauses in the employment agreements, the Company granted an aggregate of 368,988 stock options in December 2012 and an aggregate of 334,484 stock options in May 2013. The clause expired upon the grant of such additional options.

In the May 2012 employment agreement, the Company also agreed to grant additional stock options to the executive upon the occurrence of: (1) an Equity Financing, which is defined as the completion of additional preferred stock equity financing(s) by new investors, resulting in the receipt by the Company, on or before the first anniversary of the commencement of the executive’s employment, of at least $25,000, at an increase in the price per share of the preferred stock of the Company of at least 10% as compared to the Series A Preferred price per share ($1.00); or (2) a Strategic Partnership Milestone, which is defined as the closing of one or more strategic partnering transactions relating to the development and/or commercialization of one or more of the Company’s biosimilar products that provides to the Company: a) at least $25,000 in initial payments and non-contingent milestone payments within 12 months of the effectiveness of the transaction; and b) at least $50,000 in aggregate payments to the Company, in each case, excluding amounts received by the Company for investments in the Company’s equity or debt. Upon the occurrence of an Equity Financing, the Company also agreed to grant the executive additional stock options to maintain the executives’ fully diluted equity interest in the Company. Upon the occurrence of a Strategic Partnership Milestone, the Company also agreed to grant the executive additional stock options representing an additional 1% equity interest, on a fully diluted basis, in the Company, determined as of the date of the closing of the Strategic Partnership Milestone. The clause in the May 2012 agreement expired in May 2013 and no additional grants of stock options were earned pursuant to this clause.

16.	Income Taxes

For the year ended December 31, 2012, the Company did not record a current or deferred income tax expense or benefit. For the year ended December 31, 2013, the Company realized a deferred tax benefit as a result of the transfer of intellectual property to its Switzerland subsidiary. However, because the transfer is an intercompany transaction and is eliminated in consolidation, the Company cannot recognize a tax benefit. As a result, the deferred tax benefit of $943 related to the sale of intellectual property has been deferred and is presented on the balance sheet as a deferred tax benefit at December 31, 2013. It will be recognized in future earnings as the intellectual property asset is amortized in Switzerland over a period of five years, which is the expected tax amortization period for the intellectual property. The Company’s losses before income taxes consist of domestic losses and foreign losses from its United Kingdom, Brazil and Switzerland subsidiaries.

The components of U.S. and foreign loss from continuing operations before income taxes are as follows:

	Year Ended December 31,
	2012	2013
United States	$(14,062)	$(16,617)
Foreign	(1,125)	(4,194)

Loss before income taxes:	$(15,187)	$(20,811)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company’s deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2012	2013
Current assets
Current:
Accrued expenses	$169	$310

Gross current deferred tax assets	169	310
Valuation allowance	(169)	(310)

Net current deferred tax assets	$—	$—

Non-current assets:
Net operating loss—U.S.	$8,353	$7,403
Research and development credits	50	193
Start-up expenditures	17	15
License	—	227
AMT credit	—	20
Other	—	3
Net operating loss—foreign	366	1,225

Gross non-current assets	8,786	9,086

Valuation allowance	(8,786)	(9,086)

Net non-current deferred tax assets	$—	$—

Total deferred tax assets	$—	$—

Deferred tax liabilities
Non-current:
Acquired research and development	$959	$—

Total non-current deferred tax liabilities	959	—

Net non-current deferred tax liability	(959)	—

Total deferred tax liabilities	$(959)	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company’s history of operating losses, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance for deferred tax assets as of December 31, 2012 and 2013. The valuation allowance increased during the year ended December 31, 2013, due primarily to the generation of net operating losses during the period and items currently deductible for book purposes that will be deductible in the future for tax purposes.

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,
	2012		2013
	Amount	Tax Rate	Amount	Tax Rate
Income tax benefit using U.S. federal statutory rate	$(5,164)	34.0%	$(7,076)	34.0%
State income taxes, net of federal benefit	(768)	5.1%	(784)	3.8%
Other permanent differences	174	(1.2%)	1,581	(7.6%)
Foreign rate differential	157	(1.0%)	574	(2.8%)
Tax credits	(18)	0.1%	(143)	0.7%
Other items	—	0.0%	21	(0.1%)
Net change in valuation allowance	5,619	(37.0%)	5,827	(28.0%)

Income tax expense (benefit)	$—	0.0%	$—	0.0%

As of December 31, 2012 and 2013, the Company had U.S. federal and state net operating loss carryforwards of approximately $21,196 and $20,178, respectively, which may be available to offset future income tax liabilities and expire at various dates through 2033. As of December 31, 2012 and 2013, the Company had foreign net operating loss carryforwards of approximately $1,834 and $6,028, respectively, which may be available to offset future income tax liabilities. Net operating loss carryforwards are unlimited in the United Kingdom and Brazil, Switzerland allows for a seven year carryforward.

As of December 31, 2012 and 2013, the Company had federal research and development tax credit carryforwards of approximately $32 and $152, respectively, available to reduce future tax liabilities which expire at various dates through 2033. As of December 31, 2012 and 2013, the Company had state research and development tax credit carryforwards of approximately $28 and $61, respectively, available to reduce future tax liabilities, certain of the credits have an unlimited carryforward and the remaining credits have a fifteen year carryforward period.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed several financings since its inception which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future. The Company has completed an analysis under Section 382 of the Internal Revenue Code through May 31, 2013. Any ownership changes that may have occurred after this date or in the future may limit the Company’s availability to use the existing net operating losses and credit carryforwards.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012 and 2013, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

For all years through December 31, 2013, the Company generated research credits but has not conducted a study to document the qualified activities. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position for the years ended December 31, 2012 or 2013. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

The Company files income tax returns in the U.S., various state jurisdictions and foreign jurisdictions for its foreign subsidiaries. The federal and state income tax returns are generally subject to tax examinations for the tax years ended 2011 through 2013. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, state or foreign tax authorities to the extent utilized in a future period.

17.	Net Loss per share

As described in Note 2, the Company computes basic and diluted loss per share using a methodology that gives effect to the impact of outstanding participating securities (the “two-class method”). As the years ended December 31, 2013 and 2012 and the period from January 25, 2011 to December 31, 2013 resulted in net losses, there is no income allocation required under the two-class method or dilution attributed to weighted average shares outstanding in the calculation of diluted loss per share.

The following potentially dilutive securities outstanding prior to the use of the treasury stock method have been excluded from the computation of diluted weighted-average shares outstanding for the years ended December 31, 2012 and 2013, as they would be anti-dilutive.

	Years Ended December 31,
	2012	2013
Convertible preferred stock	26,750,440	27,248,746
Convertible notes	—	13,002,222
Options to purchase common stock	2,527,136	3,460,825
Common stock warrants	21,391	—
Series A preferred stock warrants	3,266,036	5,267,726

18.	Employee Benefits

Effective January 1, 2013, the Company adopted a defined contribution 401(k) plan for employees who are at least 21 years of age. Employees are eligible to participate in the plan beginning on the first day of the calendar quarter following their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percentage of compensation. The Company has not made any matching contributions since the adoption of the 401(k) plan.

19.	Related Parties

In June 2011, the Company entered into a settlement agreement with Moksha8 and a former consultant to the Company, under which the Company and Moksha8 each agreed to make potential aggregate payments of $150 to the former consultant; the Company agreed to issue 57,043 shares of its common stock to the former consultant; and Moksha8 agreed to transfer 57,042 shares of the Company’s common stock to the former consultant. Pursuant to the agreement, the Company made payments to the former consultant of $50 and $100 in the years ended December 31, 2011 and 2012, respectively, which were recorded as general and administrative expense in the respective consolidated statement of operations and comprehensive loss. In addition, pursuant to the agreement, the Company issued to the consultant 57,043 shares of its common stock in 2011. The fair value of these shares was recorded as general and administrative expense when issued.

In July 2011 and February 2012, the Company issued common stock warrants to purchase up to an aggregate of 64,173 shares of the Company’s common stock at an exercise price range of $0.06 to $0.12 per share to a Series A Preferred investor for consulting services provided. In June 2012 and February 2013, the investor exercised these options into common stock. Total proceeds to the Company related to these exercises totaled $5. Also see Note 10, “Warrants to Purchase Series A Preferred and Common Stock.”

20.	Subsequent Events

The Company has completed an evaluation of all subsequent events through May 8, 2014, the date these consolidated financial statements were available to be issued. The Company concluded that no subsequent event has occurred that requires disclosure, except as noted below:

Collaboration Agreement

In January 2014, the Company and Ranbaxy Laboratories Limited (“Ranbaxy”) announced the signing of a royalty-bearing and non-transferable license agreement for BOW015 to Ranbaxy for the broad range of territories including India, selected Southeast Asian markets, North Africa and several other markets. Under the terms of the agreement, the Company and Ranbaxy will pursue the commercialization of BOW015 in India. Ranbaxy is obligated to pay the Company up to $1,000 if certain development and regulatory approval milestones are achieved and up to $10,000 if certain sales milestones are achieved. Additionally, the Company is entitled to receive double-digit royalties in the low teens on net sales in the Ranbaxy territory, which royalties are subject to reduction in certain, limited circumstances. Unless terminated earlier in accordance with terms, the Company’s license agreement with Ranbaxy expires the later of: (1) the expiration of the last-to-expire of the patents assigned or licensed under the agreement; and (2) the 20th year following the first commercial sale in the territory.

In March 2014, the Drugs Controller General in India approved BOW015 for commercial sale to the Indian market, upon which a payment from Ranbaxy of $875 became due and payable.

Issuance and Conversion of Convertible Notes

In March 2014, the Company issued $5,000 of convertible notes to finance the operations of the Company. The notes bore interest at a rate of 8% per annum, had a maturity date of April 30, 2014 and provide the holders of the notes with 20% warrant coverage. The note agreements contain the following settlement provisions: (1) in the event of a qualified financing in which the Company issues and sells shares of preferred stock for gross proceeds of at least $20,000 from one or more persons that are not current holders of capital stock, prior to the maturity date of the note, all outstanding principal and accrued interest automatically converts into the same class and series of capital stock at the price paid per share by the other purchasers in the qualified financing event; (2) in the event of a corporate merger, all outstanding principal and accrued interest automatically converts into the Company’s Series A Preferred at a conversion price equal to $1.00 per share; (3) in the event of an acquisition or asset transfer, the Company shall pay the outstanding note holders an amount in cash three times the outstanding principal balance and accrued but unpaid interest through the date of the payment; (4) in the event of a non-qualified financing, holders of the notes shall have the option to either convert all outstanding principal and any accrued but unpaid interest into shares of the same class and series of capital stock at the conversion price equal to the price per share of the non-qualified financing securities, or into shares of Series A Preferred, at a conversion price equal to $1.00 per share; and (5) following the maturity date of the note, upon a written election by a majority of note holders, all outstanding principal and accrued interest converts into Series A Preferred. The warrants were immediately exercisable into 1,000,000 shares of Series A Preferred at a price per share of $0.01. In the event of a qualified financing, the warrants become exercisable into a number of shares of the preferred stock issued in the qualified financing that represents $1,000 divided by the price per share of the preferred stock.

In April 2014, the $5,000 principal amount of convertible notes issued in March 2014, plus accrued but unpaid interest of $13, was converted into 3,947,363 shares of Series B Preferred and the warrants became exercisable into 787,402 shares of Series B Preferred at a price per share of $0.01.

In March 2014, the $12,500 principal amount of convertibles notes outstanding at December 31, 2013, plus accrued but unpaid interest of $684, was converted into 13,184,383 shares of Series A Preferred.

Issuance of Series B Preferred

In April 2014, Epirus closed an initial Series B Preferred financing with an issuance of 24,409,444 shares at a price of $1.27 per share for aggregate proceeds of approximately $31,000. The Series B Preferred accrues non-cumulative dividends at a rate of 8.0% per annum. Each share of Series B Preferred is convertible at the option of the holder, at any time and from time to time, into fully paid and non-assessable shares of common stock as is determined by dividing the original issuance price ($1.27 per share) by the then applicable conversion price of ($1.27 as of the date of issuance).

Agreement and Plan of Merger

The Company entered into an Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014, with Zalicus Inc., a publicly held biopharmaceutical company that discovers and develops novel treatments for patients suffering from pain (“Zalicus”), and BRunning, Inc., a wholly owned subsidiary of Zalicus (“Merger Subsidiary”), as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization (the “Amendment”), dated as of May 7, 2014, by and between the Company and Zalicus (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, the Merger Subsidiary will be merged with and into Epirus (the “Merger”) at the effective time of the Merger, with Epirus continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Zalicus.

Subject to the terms and conditions of the Merger Agreement, the percentage of the combined company that Zalicus stockholders will own following the closing of the Merger is subject to adjustment based on the level of Zalicus’ net cash as of a certain determination date prior to the effective time of the Merger. On a pro forma basis, based upon the number of shares of Zalicus common stock to be issued in the Merger, following the closing of the Merger (i) current Zalicus stockholders will own approximately 19% of the combined company and current Epirus equityholders will own approximately 81% of the combined company if Zalicus’s net cash as of a certain determination date prior to the effective time of the Merger is equal to or in excess of $12,000, (ii) current Zalicus stockholders will own approximately 17% of the combined company and current Epirus equityholders will own approximately 83% of the combined company if Zalicus’ net cash as of a certain determination date prior to the effective time of the Merger is in excess of $9,000 but less than $12,000, and (iii) current Zalicus stockholders will own approximately 14% of the combined company and current Epirus equityholders will own approximately 86% of the combined company if Zalicus’ net cash at closing is equal to or less than $9,000 but equal to or in excess of $3,000.

The Merger Agreement contains a customary “no-shop” provision pursuant to which neither Epirus nor Zalicus is permitted to (i) solicit any alternative acquisition proposals, (ii) participate in any negotiations or discussions with any person relating to any alternative acquisition proposal, (iii) waive, terminate or release any person from a “standstill” or similar agreement, (iv) approve, endorse or recommend any alternative acquisition proposal, or (iv) enter into any agreement relating to any alternative acquisition proposal. The “no-shop” provision is subject to certain exceptions that permit the board of directors of each of Epirus and Zalicus to comply with its fiduciary duties, which, under certain circumstances, would enable either Epirus or Zalicus to provide information to, and engage in discussions or negotiations with, third parties with respect to alternative acquisition proposals.

The Merger Agreement provides each of Zalicus and Epirus with specified termination rights. If the Merger Agreement is terminated to accept a superior acquisition proposal or under other circumstances specified in the Merger Agreement, Zalicus will be required to pay to Epirus a termination fee of $1,100 or Epirus will be required to pay to Zalicus a termination fee of $2,500, as the case may be.

The Merger Agreement provides that, immediately following the Effective Time, the board of directors of the combined company will consist of five former directors of Epirus, one former director of Zalicus, and two directors to be designated by Epirus (subject to the reasonable consent of Zalicus) following the completion of a mutually agreeable director search and selection process, provided that such persons shall be named at least seven days prior to the mailing of the proxy statement to the stockholders of Zalicus. In connection with the

Merger, Zalicus will seek the approval of its stockholders to amend its certificate of incorporation to: (i) effect a reverse split of Zalicus common stock at a ratio mutually agreed to by the Company and Zalicus, which is intended to ensure that the listing requirements of the Nasdaq Capital Market are satisfied, and (ii) increase the number of authorized shares of Zalicus common stock from 200 million shares to 300 million shares and change the name of Zalicus to “EPIRUS Biopharmaceuticals, Inc.”, subject to the consummation of the Merger. In addition, Zalicus will seek to amend its Amended and Restated 2004 Incentive Plan to increase the number of shares available for issuance by 3 million shares after giving effect to the reverse stock split described above.

Epirus’ and Zalicus’ obligations to consummate the Merger are subject to the satisfaction or waiver of customary closing conditions, including, among others, obtaining the requisite approvals of the stockholders of Zalicus and Epirus, including the approval of the issuance of the shares of common stock of Zalicus to be issued in connection with the Merger and the charter amendments by the stockholders of Zalicus, Zalicus having a minimum level of cash of $3,000 at the time of closing, and the effectiveness of a registration statement on Form S-4 relating to the shares of Zalicus common stock to be issued to Epirus stockholders pursuant to the Merger Agreement.

Legal Proceedings

Between April 28, 2014 and May 2, 2014, three putative class action lawsuits were filed by purported stockholders of Zalicus in the Business Litigation Session of the Massachusetts Superior Court, Suffolk County, against Zalicus, Merger Subsidiary, the members of Zalicus’ board of directors and Epirus. These actions are: Paul Patrick Laky v. Zalicus Inc., et al., Civ. A. No. 14-1380; Michael Ma v. Zalicus Inc., et al., Civ. A. No. 14-1381; Harrypersaud v. Zalicus Inc., et al., Civ. A. No. 14-1455 (collectively, the “Massachusetts Actions”). The Massachusetts Actions allege that the Zalicus board breached its fiduciary duties, and that Epirus, Zalicus and Merger Subsidiary aided and abetted the purported breaches, in connection with the proposed Merger. The Massachusetts Actions seek relief including, among other things, to enjoin defendants from proceeding with the Merger, to enjoin defendants from consummating the Merger unless additional procedures are implemented, and an award of all costs of the Massachusetts Actions, including reasonable attorneys’ fees and experts’ fees.

On May 1, 2014, another putative class action lawsuit, Harvey Stein v. Zalicus, Inc. et al., Case No. 9602, was filed by a purported stockholder of Zalicus in the Court of Chancery of the State of Delaware against Zalicus, Zalicus’ directors and Epirus (the “Delaware Action”). The Delaware Action alleges that the Zalicus board breached their fiduciary duties, and Epirus and Merger Subsidiary aided and abetted the purported breaches, in connection with the proposed Merger. The Delaware Action seeks relief including, among other things, to preliminary and permanently enjoin the proposed Merger, to enjoin consummation of the proposed Merger and rescind the Merger if consummated (or to award rescissionary damages), and an award of all costs of the Delaware Action, including reasonable attorneys’ fees and experts’ fees.

The defendants deny the allegations in the Massachusetts and Delaware Actions, believe the actions are meritless, and intend to vigorously defend the actions.

Appendix J

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than

20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

The Zalicus sixth amended and restated certificate of incorporation provides that Zalicus’ directors shall not be liable to Zalicus or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. In addition, the sixth amended and restated certificate of incorporation provides that Zalicus shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

The directors and officers of Zalicus are covered by insurance policies maintained by Zalicus against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended. In addition, Zalicus has entered into indemnification agreements with each of its non-employee directors that provide for indemnification and expense advancement to the fullest extent permitted under the DGCL.

Pursuant to the merger agreement, upon the completion of the merger, Zalicus and Epirus agreed that all rights of indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Epirus as provided for in Epirus’ organizational documents in effect as of the date of the merger agreement, shall continue to be honored and in full force and effect for a period of six (6) years after the closing of the merger. The certificate of incorporation and by-laws of the combined company will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Epirus’ organizational documents and during such six (6) year period following the effective time, Zalicus shall not and such provision may not be amended, repealed or otherwise modified for a period of six years after the completion of the merger in any manner that would materially and adversely affect the rights of the directors or officers of Epirus at the time of the completion of the merger. After the completion of the merger, the combined company will indemnify and hold harmless each present and former director and officer of Epirus in respect of acts or omissions occurring prior to the completion of the merger to the extent provided in any written indemnification agreement in effect as of the date of the merger agreement or required by Epirus’ organizational documents in effect immediately prior to closing.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See Exhibit and Financial Statement Schedules, which is incorporated by reference in this item.

(b)	Financial Statement Schedule

No financial statement schedules are required to be filed herewith.

(c)	Reports, Opinions or Appraisals.

The opinion of Wedbush is attached as Appendix H to the joint proxy statement/prospectus and included as part of this registration statement.

The opinion of Goodwin Procter LLP is attached as Exhibit 5.1 to the joint proxy statement/prospectus and included as part of this registration statement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cambridge, Commonwealth of Massachusetts, on May 8, 2014.

ZALICUS INC.

By	/s/ Mark H.N. Corrigan, M.D.
Name: Mark H.N. Corrigan, M.D.
Title: President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark H.N. Corrigan, M.D. and Justin A. Renz and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on May 8, 2014:

Signature	Capacity

/s/ Mark H.N. Corrigan, M.D. Mark H.N. Corrigan, M.D.	President and Chief Executive Officer (Principal Executive Officer)

/s/ Justin A. Renz Justin A. Renz	Executive Vice President, Chief Financial Officer, Treasurer (Principal Financial Officer and Principal Accounting Officer)

/s/ Frank Haydu Frank Haydu	Director

/s/ Sally W. Crawford Sally W. Crawford	Director

/s/ William Hunter William Hunter	Director

/s/ Michael G. Kauffman, M.D., Ph.D. Michael G. Kauffman, M.D., Ph.D.	Director

/s/ W. James O’Shea W. James O’Shea	Director

EXHIBIT INDEX

		Incorporated by Reference to:
Exhibit No.	Description	Form or Schedule	Exhibit No.	Filing Date with SEC	SEC File Number

2.1	Agreement and Plan of Merger, dated as of April 15, 2014, by and among Zalicus Inc., BRunning, Inc. and EPIRUS Biopharmaceuticals, Inc. (included as Appendix A to the joint proxy statement/prospectus)

2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014, by and between Zalicus Inc. and EPIRUS Biopharmaceuticals, Inc. (included as Appendix B to the joint proxy statement/prospectus)

3.1	Sixth Amended and Restated Certificate of Incorporation of Zalicus Inc.	S-1/A	3.2	11/4/2005	333-121173

3.2	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation of Zalicus Inc.	8-K	3.1	12/21/2009	000-51171

3.3	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation of Zalicus Inc.	8-K	3.1	09/09/2010	000-51171

3.4	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation of Zalicus Inc.	8-K	3.1	10/02/2013	000-51171

3.7	Amended and Restated By-Laws of Zalicus Inc.	8-K	3.2	09/09/2010	000-51171

4.1	Specimen Zalicus Inc. Common Stock Certificate	10-Q	4.1	11/10/2010	000-51171

4.2	Warrant issued to General Electric Capital Corporation on September 15, 2004, to purchase up to 1,482 shares of Common Stock of Zalicus Inc.	S-1	10.7	12/10/2004	333-121173

4.3	Warrant issued to General Electric Capital Corporation on June 28, 2005, to purchase 78.5 shares of Common Stock of Zalicus Inc.	10-K	4.5	03/20/2006	000-51171

4.4	Form of Warrant issued to Oxford Finance Corporation on December 22, 2010.	8-K	4.1	12/22/2010	000-51171

5.1*	Legal Opinion of Goodwin Procter LLP

#10.1	Zalicus Inc. 2000 Stock Option Plan, as amended.	S-1	10.1	12/10/2004	333-121173

#10.2	Zalicus Inc. Amended and Restated 2004 Incentive Plan	S-8	4.1	04/16/2010	333-166118

#10.3	Zalicus Inc. Form Incentive Stock Option Agreement under the 2004 Incentive Plan.	10-K	10.3	03/20/2006	000-51171

#10.4	Zalicus Inc. Form Non-Qualified Option Agreement under the 2004 Incentive Plan.	10-K	10.4	03/20/2006	000-51171

		Incorporated by Reference to:
Exhibit No.	Description	Form or Schedule	Exhibit No.	Filing Date with SEC	SEC File Number

#10.5	EPIRUS Biopharmaceuticals, Inc. 2011 Equity Incentive Plan

#10.6	Epirus Form of Stock Option Agreement for awards granted under the 2011 Equity Incentive Plan

#10.7	Zalicus Inc. Nonqualified Deferred Compensation Plan, effective December 1, 2007.	S-8	4.1	11/30/2007	333-147745

#10.8	Employment Letter Agreement with Jason Cole, dated as of January 23, 2006.	10-K	10.15	03/20/2006	000-51171

#10.9	Amendment to Employment Agreement with Jason Cole, dated December 15, 2008.	10-K	10.13	03/16/2009	000-51171

#10.10	Amendment to Employment Agreement with Jason Cole, dated January 4, 2013.	8-K	10.2	01/09/2013	000-51171

#10.11	Amended and Restated Restricted Stock Award Agreement, dated September 5, 2008, by and between Jason Cole and Zalicus Inc.	10-Q	10.25	11/10/2008	000-51171

#10.12	Employment Letter Agreement with Justin Renz, dated as of August 31, 2006.	S-4	10.14	08/07/2009	333-161146

#10.13	Letter Agreement Re: Severance Arrangements with Justin Renz, dated December 12, 2008.	S-4	10.16	08/07/2009	333-161146

#10.14	Letter Agreement Re: Severance Arrangements with Justin Renz, dated January 4, 2013.	8-K	10.1	01/09/2013	000-51171

#10.15	Employment Agreement with Mark H. N. Corrigan, dated as of March 8, 2010.	8-K	10.1	03/08/2010	000-51171

#10.16	Form Incentive Stock Option Agreement with Mark H. N. Corrigan, dated as of January 15, 2010.	8-K	10.1	01/20/2010	000-51171

#10.17	Form Nonstatutory Stock Option Agreement with Mark H. N. Corrigan, dated as of January 15, 2010.	8-K	10.2	01/20/2010	000-51171

#10.18	Form Restricted Stock Unit Agreement between Zalicus Inc. and Mark Corrigan, dated as of January 15, 2010.	8-K	10.3	01/20/2010	000-51171

#10.19	Restricted Stock Unit Agreement between Zalicus Inc. and Mark Corrigan, dated as of January 3, 2013.	10-K	10.17	03/07/2013	000-51171

#10.20	Revised Offer Letter from Neuromed Pharmaceuticals accepted by Christopher C. Gallen, dated May 27, 2004.	S-4	10.45	08/07/2009	333-161146

		Incorporated by Reference to:
Exhibit No.	Description	Form or Schedule	Exhibit No.	Filing Date with SEC	SEC File Number

#10.21	Separation Agreement, dated as of February 22, 2012 between Zalicus Inc. and Christopher C. Gallen	10-K	10.20	03/09/2012	000-51171

#10.22	Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan.	S-4/A	10.51	09/16/2009	333-161146

#10.23	Zalicus Inc. Form of Restricted Stock Unit Agreement for awards granted under the Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan (Directors).	S-4/A	10.52	09/16/2009	333-161146

#10.24	Zalicus Inc. Form of Restricted Stock Unit Agreement for awards granted under the Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan (Executives).	S-4/A	10.53	09/16/2009	333-161146

#10.25	Zalicus Inc. Form Stock Option Agreement for performance-based stock options, dated as of February 8, 2011.	10-Q	10.24	05/05/2011	000-51171

#10.26	Zalicus Inc. Form Stock Option Agreement for performance-based stock options, dated as of February 8, 2011.	10-Q	10.25	05/05/2011	000-51171

#10.27	Zalicus Inc. Form Stock Option Agreement for performance-based stock options, dated January 3, 2013.	10-K	10.25	03/07/2013	000-51171

10.28	Form of Indemnification Agreement for Directors.	8-K	10.1	12/21/2009	000-51171

10.29	Second Amended and Restated Research and License Agreement, dated July 22, 2009, between Fovea Pharmaceuticals SA and Zalicus Inc.	8-K	10.1	07/23/2009	000-51171

10.30	Research Collaboration and License Agreement, dated as of May 1, 2009, by and between Zalicus Inc. and Novartis Institutes for BioMedical Research, Inc.	10-Q	10.43	05/11/2009	000-51171

10.31	Amendment to Research Collaboration and License Agreement, dated April 12, 2012, by and between Zalicus Inc. and Novartis Institutes for BioMedical Research, Inc.	10-Q	10.30	05/04/2012	000-51171

10.32	Amendment No. 2 to Research Collaboration and License Agreement, dated April 30, 2013, by and between Zalicus Inc. and Novartis Institutes for BioMedical Research, Inc.	8-K	10.1	05/01/2013	000-51171

10.33	Software License Agreement, dated as of May 1, 2009, by and between Zalicus Inc. and Novartis Institutes for BioMedical Research, Inc.	10-Q	10.44	05/11/2009	000-51171

10.34	Amendment No. 1 to Software License Agreement, dated as of April 30, 2013, by and between Zalicus Inc. and Novartis Institutes for BioMedical Research, Inc.	8-K	10.2	05/01/2013	000-51171

		Incorporated by Reference to:
Exhibit No.	Description	Form or Schedule	Exhibit No.	Filing Date with SEC	SEC File Number

10.35	Asset Purchase Agreement, dated as of June 11, 2009, between Neuromed Development Inc. and Mallinckrodt Inc. and amendments thereto.	S-4/A	10.35	10/13/2009	333-161146

10.36	Development and Transition Services Agreement, dated as of June 11, 2009, by and among Neuromed Development Inc., Neuromed Pharmaceuticals Ltd. and Mallinckrodt Inc.	S-4/A	10.40	10/13/2009	333-161146

10.37	Office and Laboratory Lease Agreement, dated as of October 18, 2005, by and between MA-Riverview, 245 First Street, L.L.C. and Zalicus Inc..	S-1/A	10.48	10/24/2005	333-121173

10.38	First Amendment to Office and Laboratory Lease Agreement, dated as of March 9, 2006, by and between MA-Riverview, 245 First Street, L.L.C. and Zalicus Inc.	10-K	10.44	03/20/2006	000-51171

10.39	Second Amendment to Office and Laboratory Lease Agreement, dated as of August 3, 2009, by and between MA-Riverview, 245 First Street, L.L.C. and Zalicus Inc.	8-K	10.1	08/04/2009	000-51171

10.40	Sub-Lease Agreement between Neuromed Pharmaceuticals Inc. and Discovery Parks, Inc.	S-4/A	10.56	10/09/2009	333-161146

10.41	Sub-Lease Renewal and Amendment Agreement between Neuromed Pharmaceuticals Ltd. and Discovery Parks, Inc., dated as of November 2, 2009.	10-K	10.54	03/26/2010	000-51171

10.42	Sub-Lease Renewal Agreement between Zalicus Pharmaceuticals Ltd. and Discovery Parks, Inc., dated as of September 16, 2010.	10-Q	10.45	11/10/2010	000-51171

10.43	Loan and Security Agreement dated as of December 22, 2010, by and among Zalicus Inc. and Oxford Finance Corporation.	8-K	10.1	12/22/2010	000-51171

10.44	Consent and First Loan Modification Agreement dated as of February 15, 2012, by and among Zalicus Inc. and Oxford Finance LLC.	10-K	10.41	03/02/2012	000-51171

10.45	Equity Distribution Agreement dated as of February 9, 2011 between Zalicus Inc. and Wedbush Securities Inc.	8-K	10.1	02/09/2011	000-51171

10.46	Equity Distribution Agreement dated as of January 10, 2012 between Zalicus Inc. and Wedbush Securities Inc.	8-K	10.1	01/11/2012	000-51171

10.47	Equity Distribution Agreement dated as of January 10, 2012 between Zalicus Inc. and Wedbush Securities Inc.	8-K	10.1	01/11/2012	000-51171

10.48	Purchase Agreement dated as of May 8, 2013 between Zalicus Inc. and Lincoln Park Capital Fund, LLC.	8-K	10.1	05/08/2013	000-51171

Incorporated by Reference to:
Exhibit No.	Description	Form or Schedule	Exhibit No.	Filing Date with SEC	SEC File Number

10.49	Royalty Purchase Agreement dated as of January 31, 2014 between Zalicus Pharmaceuticals Ltd. and Mallinckrodt Medical Imaging—Ireland.	8-K	10.1	02/03/2014	000-51171

21.1	Subsidiaries of Zalicus Inc.	10-K	21.1	3/14/2013	000-51171

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Zalicus Inc.

23.2	Consent of Ernst & Young LLP, Independent Auditors of EPIRUS Biopharmaceuticals, Inc.

23.3	Consent of Wedbush Securities Inc.

23.4*	Consent of Goodwin Procter LLP

24.1	Power of Attorney (included in the signature page to the filing of this Registration Statement)

99.1	Fairness Opinion of Wedbush Securities Inc. (included as Appendix H to the joint proxy statement/prospectus)

99.2	Form of Zalicus Inc. Proxy Card

99.3	Form of EPIRUS Biopharmaceuticals, Inc. Proxy Card

99.4	Consent of Geoffrey Duyk to serve as a director of Zalicus Inc.

99.5	Consent of Scott Rocklage to serve as a director of Zalicus Inc.

99.6	Consent of Amit Munshi to serve as a director of Zalicus Inc.

99.7	Consent of J. Kevin Buchi to serve as a director of Zalicus Inc.

99.8	Consent of Daotian Fu to serve as a director of Zalicus Inc.

*	To be filed by amendment.
#	Management contract or compensatory plan or arrangement.